Exhibit 99.1

LEGAL NOTICE

OF

ANNUAL GENERAL SHAREHOLDERS MEETING

COMBINED WITH SPECIAL MEETING OF ALL AURYN SECURITYHOLDERS

TOGETHER WITH

MANAGEMENT INFORMATION CIRCULAR

SOLICITING PROXIES IN SUPPORT OF THE PROPOSED CORPORATE REORGANIZATION

AND THE PROPOSED ACQUISITION OF EASTMAIN RESOURCES INC. DESCRIBED HEREIN

MEETING DATE AND TIME: OCTOBER 5, 2020 at 10:00 A.M. VANCOUVER TIME

PARTICIPATION: THE MEETING WILL BE A VIRTUAL MEETING THEREFORE SECURITYHOLDERS

MAY ONLY PARTICPATE ONLINE at https://web.lumiagm.com/481668070 (password: auryn2020)

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

TO VOTE YOU MUST EITHER SUBMIT A PROXY OR REGISTER YOURSELF OR SOMEONE ELSE

TO VOTE FOR YOU AT THE MEETING, IN EITHER CASE AT LEAST 48 HOURS BEFORE THE

MEETING.

Auryn securityholders who have questions or require assistance with voting their shares should contact Auryn’s proxy solicitation agent, Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Outside North America: 416-304-0211

Email: assistance@laurelhill.com

September 3, 2020

PRO FORMA CAPITALIZATION OF FURY GOLD	I-15

APPENDIX “J” INCORPORATION DATE, PRO FORMA AND CARVE-OUT FINANCIAL STATEMENTS FOR SPINCOS AND FURY GOLD	J-1

APPENDIX “K” SUMMARY OF ARRANGEMENT AGREEMENT	K-1

APPENDIX “L” FAIRNESS OPINION OF STIFEL GMP	L-1

APPENDIX “M” ONLINE VOTING GUIDE	M-1

September  3, 2020

PRESIDENT’S LETTER TO SECURITYHOLDERS

Dear Fellow Auryn Securityholders:

Our Securityholders Meeting to Create “Fury Gold Mines Limited”

You are invited to attend an annual general and special meeting (the “Meeting”) of the shareholders (the “Auryn Shareholders”), warrantholders (the “Auryn Warrantholders”) and the optionholders (the “Auryn Optionholders” and together with the Auryn Shareholders and Auryn Warrantholders, the “Auryn Securityholders”) of Auryn Resources Inc. (“Auryn” or the “Company”) to be held online, on Monday, October 5, 2020 commencing at 10:00 a.m. (Vancouver time). DUE TO COVID-19 YOUR PARTICIPATION IS LIMITED TO BEING ONLINE WITH US (SEE APPENDIX “M” OF THE ACCOMPANYING CIRCULAR FOR INSTRUCTIONS ON REMOTE PARTICPATION).

Annual Meeting Matters

You will be asked to elect directors and confirm auditors for the ensuing financial year of Auryn and, if the Arrangements are approved and completed, the creation of Fury Gold.

Special Business – Reorganization Arrangement and Acquisition of Eastmain Resources Inc. (“Eastmain”)

On July 29, 2020, Auryn entered into a definitive agreement (the “Arrangement Agreement”) with Eastmain Resources Inc. (“Eastmain”) pursuant to which Auryn will acquire all of the Eastmain Shares, immediately following a spin-out of Auryn’s Peruvian projects to the shareholders of Auryn and completion of a concurrent financing (the “Transaction”).

The purpose of the Transaction is to combine Auryn’s Canadian assets operations (Committee Bay in Nunavut and Homestake Ridge in British Columbia) with Eastmain and to create Fury Gold Mines Limited (“Fury Gold”), a Canadian-focused gold exploration and development company.

The Transaction will be implemented by way of two statutory plans of arrangement, one involving Auryn spinning out to shareholders its Peruvian mineral projects under the Business Corporations Act (British Columbia) (the “Reorganization Arrangement”) and one involving Eastmain under the Business Corporations Act (Ontario). Pursuant to the Reorganization Arrangement, Auryn will create two independent spin-out entities (the “SpinCos”), which will hold Auryn’s Peruvian projects, and Auryn will also consolidate its shares by approximately 10 Auryn:7 Fury Gold basis such that approximately 110 million shares of Auryn will be outstanding after the acquisition of the Eastmain Shares pursuant to the Eastmain Arrangement but before a proposed $22.5-$23.0 million financing (“Financing”), of which of the 110 million shares, approximately 69% will be owned by current Auryn shareholders and 31% will be owned by current Eastmain Shareholders. The Financing will result in the issuance of a further 7.5 million Fury Gold shares.

The Reorganization Arrangement is a pre-condition to the Company’s proposed acquisition of 100% of Eastmain (“Eastmain Acquisition”) which owns the exciting Eau Claire gold project in Quebec (the “Eau Claire Project”).

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

The Reorganization Arrangement will not be completed unless Eastmain also completes its own plan of arrangement (“Eastmain Arrangement”) which authorizes the Eastmain Acquisition by Auryn. For information about the Eastmain Arrangement and Eastmain securityholders meeting being convened concurrently with our Meeting, see Eastmain’s Management Information Circular dated September 3, 2020 which is available under Eastmain’s profile on SEDAR at www.sedar.com.

Reasons and Benefits of the Reorganization and Acquisition of Eastmain

•

Acquiring the “Eau Claire” a Higher Gold Grade near-term Development Project: Fury Gold will have a diversified development platform comprised of three Canadian gold projects, with the Eau Claire project being a leading near term development project. Fury Gold will be well-financed as a stand-alone company, which will serve to unlock value that otherwise goes unrecognized within the multiple South American and North America assets held within Auryn.

•	Unlocking the value of the Peruvian Projects: The spin-out of the Peruvian projects into stand-alone operating entities will provide discrete market opportunities and same-jurisdiction synergies.

•	With an all-Canadian portfolio of projects Fury Gold is expected to benefit from synergies with regards to its general and administrative expenses.

•	Robust Growth Pipeline: Fury Gold will benefit from strong internal growth potential and additional long-term development optionality from the Homestake and Committee Bay projects in Canada.

•

Improved Capital Markets Scale: The Reorganization Arrangement is expected to elevate Fury Gold within its peer group as a result of an expanded asset portfolio and an increased market presence, which should result in a broader appeal to the institutional shareholder base, increased research coverage and improved trading liquidity.

•	Strong Financial Position: Fury Gold will be well financed, with pro forma cash of approximately $20 million;

•	Unanimous Board Approval: The Auryn Board of Directors (the “Auryn Board”) has unanimously recommended support for the Reorganization Arrangement, Eastmain Acquisition and Financing.

•

Key Shareholder Support: Directors and officers of Auryn holding in the aggregate 13,222,116 Auryn Shares (17,097,116 including options which vote on the Reorganization Arrangement) representing approximately 12.21% of the issued and outstanding Auryn Shares and 14.81% of the outstanding Auryn securities as of August 24, 2020 have entered into Support Agreements pursuant to which they have agreed, among other things, to vote in favour of the Reorganization Arrangement.

•

Receipt by the Auryn Board of Stifel Fairness Opinion: The Auryn Board has received a fairness opinion from Stifel Nicolaus Canada Inc. (“Stifel GMP”) concluding that the consideration for the Reorganization Arrangement and Eastmain Acquisition is fair, from a financial point of view, to Auryn.

•

Alternatives to the Transaction: Auryn regularly evaluated business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with the best interests of Auryn. The Auryn Board, with the assistance of financial and legal advisors, assessed the alternatives reasonably available and determined the Reorganization Arrangement represents the best prospect for maximizing shareholder value.

•

Special Majority Shareholder Approval: The Reorganization Arrangement must be approved by at least a two-thirds majority of the votes cast by Auryn Shareholders as well as a separate approval of at least a two thirds majority of the votes cast by Auryn Securityholders at the Auryn Meeting, and the Financing must be approved by the disinterested Auryn Shareholders, providing protection for Auryn Shareholders and Auryn Securityholders.

The SpinCos will own Auryn’s Peruvian exploration assets including the Sombrero Property, Curibaya Property and Huilacollo Property (as defined in the attached Management Information Circular (the “Circular”) and are expected to have approximately $6.5 million in combined cash (with $4.4 million to SpinCo Sombrero and $2.1 million to SpinCoCuribaya).

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Holders of Auryn Options outstanding immediately prior to the Effective Date, will be entitled to receive a replacement option which immediately after completion of the Reorganization Arrangement, will be subject to adjustment by the approximately 10:7 consolidation ratio for number and exercise price. The exercise price may be adjusted downwards as permitted by the policies of the Toronto Stock Exchange depending on the trading price of Fury Gold shares immediately after they commence trading as that should reflect the market’s perception of the value of the distribution of the SpinCos to the Auryn Shareholders.

To become effective, the Reorganization Arrangement must be approved by a special majority of 2/3 of Auryn Securityholders and separately 2/3 of Auryn Shareholders who cast votes (voting as one large class). Voting will be by online vote or by proxy. Completion of the Reorganization Arrangement, Financing and Eastmain Acquisition is also subject to receipt of certain regulatory approvals, including the approval of the Toronto Stock Exchange and NYSE American Exchange. Necessary judicial approvals are the Supreme Court of British Columbia (the “Court”) for Auryn and the Ontario Superior Court of Justice for Eastmain. There are other customary closing conditions, all of which are described in more detail in the Circular.

Following consultation with its financial and legal advisors and the recommendation of the Mergers and Acquistions Committee, the Auryn Board has unanimously determined that the Reorganization Arrangement is fair and is in the best interest of Auryn Shareholders.

Accordingly, the Auryn Board recommends that the Auryn Shareholders, Auryn Warrantholders and Auryn Optionholders vote FOR the Reorganization Arrangement and Auryn Shareholders also vote for the Eastmain Acquisition and the Financing.

Securityholder Questions

If you have any questions or need assistance in your consideration of the Reorganization Arrangement and other business being considered at the Meeting, with the completion and delivery of your proxy or about submitting your securities and Letter of Transmittal to the Reorganization Arrangement, please contact Laurel Hill Advisory Group, the Auryn proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

While certain matters, such as the timing of the receipt of Court approval, are beyond the control of Auryn, if the resolutions approving the Reorganization Arrangement and Eastmain Acquisition are passed by the requisite majority of Auryn Shareholders, Auryn Optionholders and Auryn Warrantholders at the Meeting, it is anticipated that the Reorganization Arrangement and Eastmain Acquisition will be completed and become effective by early October, 2020. Detailed information regarding the Reorganization Arrangement, Eastmain Acquisition and Financing is contained in the attached Notice of Meeting, and Circular.

On behalf of Auryn, I would like to thank all Auryn Securityholders for their continuing support.

Sincerely,

Shawn Wallace

President and Chief Executive Officer

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Voting Methods
	Internet	Telephone or Fax	Mail

Registered Securityholders Common Shares, Options or Warrants held in own name and represented by a physical certificate.	Vote online at www.investorvote.com	Telephone: 1-866-732-8683 Fax: 1-866-249-7775	Return the form of proxy in the enclosed postage paid envelope.

Non-Registered Shareholders Common Shares held with a broker, bank or other intermediary.	Vote online at www.proxyvote.com	Call or fax to the number(s) listed on your voting instruction form.	Return the voting instruction form in the enclosed postage paid envelope.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

FREQUENTLY ASKED QUESTIONS ABOUT THE MEETING

Following are some questions that you, as an Auryn Securityholder, may have relating to the Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular. You are urged to read this Circular in its entirety before making a decision related to your Auryn Shares, Auryn Warrants and Auryn Options.

Q:	What am I voting on?

A:

In addition to standard annual matters (election of directors, appointment of auditors, certain employee equity incentive plans), you are being asked to consider and, if deemed advisable, vote FOR the resolution approving the Reorganization Arrangement (the “Reorganization Arrangement Resolution”), the Eastmain Acquisition (the “Eastmain Acquisition Resolution”), and Financing (the “Financing Resolution”). These three resolutions are necessary to create Fury Gold. They provide for, among other things, the distribution of the SpinCo Shares to Auryn Shareholders such that Auryn Shareholders will receive for each Auryn common share: A) 0.7 Fury Gold Shares; B) one SpinCo Sombrero Share; and C) one SpinCo Curibaya Share. After the spin-out Auryn will acquire 100% of Eastmain and Fury Gold will receive the Financing proceeds.

Q:	When and where is the Meeting?

A:	The Meeting will take place online (only) on Monday, October 5, 2020 at 10:00 AM (Vancouver time). Auryn Securityholders are encouraged to attend online (see Appendix “M”– Online Voting Guide).

Q:	Who is soliciting my proxy?

A:

Your proxy is being solicited by management of Auryn. This Circular is furnished in connection with that solicitation. The solicitation of proxies for the Meeting will be made primarily by mail, and may be supplemented by telephone.

Q:	Who can attend and vote at the Meeting and what is the quorum for the Meeting?

A:

Only Auryn Shareholders, Auryn Optionholders and Auryn Warrantholders of record as of the close of business on August 24, 2020, the Record Date for the Meeting, are entitled to receive notice of and to attend, and vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting.

The quorum for the transaction of business at the Meeting will be two persons present in person, each being an Auryn Shareholder entitled to vote at the Meeting or a duly appointed proxyholder or representative for an Auryn Shareholder so entitled.

Q:	How many Auryn Shares, Auryn Warrants and Auryn Options are entitled to vote?

A:

As of August 24, 2020, there were 108,225,334 Auryn Shares, 500,000 Auryn Warrants and 6,667,500 Auryn Options outstanding and entitled to vote at the Meeting. You are entitled to one vote for each Auryn Share that you own in respect of the Reorganization Arrangement Resolution, Eastmain Acquisition Resolution, and Financing Resolution, and one vote for each Auryn Option and Auryn Warrant that you own in respect of the Reorganization Arrangement Resolution.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Q:	What vote is required at the Meeting to approve the Resolutions to Create Fury Gold?

A:

The Reorganization Arrangement Resolution must be passed by the affirmative vote of: (a) at least two-thirds of the votes cast at the Meeting by Auryn Shareholders; and (b) at least two-thirds of the votes cast at the Meeting by Auryn Shareholders, Auryn Warrantholders and Auryn Optionholders, voting together as a single class, in each case. The Eastmain Acquisition Resolution must be passed by the affirmative vote of a simple majority of the votes cast at the Meeting by Auryn Shareholders. The Financing Resolution must be passed by the affirmative vote of a simple majority of the votes cast at the Meeting by disinterested Auryn Shareholder (meaning any holder of an Auryn Share who participates in the Financing must abstain from voting on the Financing Resolution).

Q:	How do I vote?

A:	Registered Auryn Shareholders, Auryn Optionholders and Auryn Warrantholders can vote in the following ways:

•	Mail: To the offices of Computershare Investor Services Inc., Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1;

•	Fax: Computershare Investor Services Inc.: 416-263-9524 toll-free 1-866-249-7775;

•	Online: Go to the website indicated on the proxy form (www.investorvote.com) and follow the instructions on the screen;

•	Phone: Call the toll-free number indicated on the proxy form (1.866.732.VOTE) and follow the instructions using your 15 digit control number located at the bottom left hand corner of your proxy; or

•	Attend the Meeting online (see Appendix “M”” – Online Voting Guide).

All Auryn Optionholders are registered holders. Non-registered shareholders are either “objecting beneficial owners” or “OBOs”, who object to intermediaries disclosing information about their identity and ownership in the Corporation or “non-objecting beneficial owners” or “NOBOs”, who do not object to such disclosure.

Canadian NOBOs may vote in the following ways:

•	Internet Vote – www.proxyvote.com (enter the 16-digit control number provided on your voting information form to vote);

•	Telephone Vote – As provided by financial intermediaries; or

•	Online at the virtual Meeting – if they have appointed themselves as proxyholder (see Appendix “M” – Online Voting Guide).

U.S. NOBOs and Canadian and U.S. OBOs will have received this Circular from their nominee, together with a form of proxy or a VIF. If that is the case, it is most important that you comply strictly with the instructions that have been given to you by your nominee on the VIF.

Q:	What if I return my proxy but do not mark it to show how I wish to vote?

A:

If your proxy is signed and dated and returned without specifying your choice, your Auryn Shares, Auryn Warrants and Auryn Options will be voted FOR the Reorganization Arrangement Resolution, FOR the Eastmain Acquisition Resolution, and your Auryn Shares will be voted FOR the Financing Resolution, FOR the adoption of new Articles, and FOR the re-confirmation of the 2020 Option Plan, and otherwise in accordance with the recommendations of the Auryn Board with respect to annual meeting business.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Q:	When is the cut-off time for delivery of proxies?

A:

Proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. In this case, assuming no adjournment, the proxy-cut off time is 10:00 a.m. (Vancouver time) October 1, 2020. The Chair of the Meeting may waive the proxy cut-off time if in his or her discretion such waiver is necessary to ensure fairness.

Q:	Can I change my vote?

A:

Yes. If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You may do this by (a) attending the Meeting online; (b) signing and returning a proxy bearing a later date; (c) signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the Registered Office of Auryn at 1500-1055 West Georgia Street, Vancouver, BC V6E 4N7; or (d) in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received through same the proxy channel through which it was delivered by 10:00 a.m. (Vancouver time) on the last Business Day before the day of the Meeting (October 1, 2020), or is delivered to the person presiding at the Meeting before it commences. Registered Auryn Shareholders, Auryn Warrantholders and Auryn Optionholders that revoke their proxy and do not replace it with another that is deposited with us before the deadline, can still vote their shares, but to do so they must attend the Meeting in person.

Q:	What are the recommendations of the Directors on the Reorganization Arrangement and Eastmain Acquisition?

A:

After taking into consideration, among other things, recommendation of the Auryn Mergers and Acquistions Committee, and the financial advisor to the Auryn Mergers and Acquistions Committee regarding the fairness of the Reorganization Arrangement and Eastmain Acquisition, and the Court approval, the directors have concluded that the Reorganization Arrangement and Eastmain Acquisition is in the best interests of Auryn and fair to the Auryn Securityholders and recommend that Auryn Securityholders vote FOR the Reorganization Arrangement and Auryn Shareholders vote FOR the Eastmain Acquisition and Financing.

Q:	Why are the Directors making this recommendation?

A:

In reaching their conclusion that the Reorganization Arrangement and Eastmain Acquisition is fair to Auryn Securityholders and that it is in the best interests of Auryn, the Auryn Mergers and Acquistions Committee and the Auryn Board considered that the Reorganization Arrangement by spinning out the Peruvian Projects will unlock their value and that acquiring Eastmain with its Eau Claire Project will provide the Company with a good prospect for a near term commercial mine development. These factors are described under the headings “The Meeting – Reasons for the Reorganization Arrangement” in this Circular.

Q:	How does the Reorganization Arrangement relate to the Eastmain Acquisition?

A:	The Reorganization Arrangement, like the Financing, is a precondition to the Eastmain Acquisition.

Q:	In addition to the approval of Auryn Securityholders, are there any other approvals required for the Reorganization Arrangement?

A:

Yes, the Reorganization Arrangement requires the approval of the Court and also is subject to the receipt of certain regulatory approvals, including the approval of the TSX and NYSE American. See “The Meeting –

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Court Approval of the Reorganization Arrangement” and “The Meeting – Regulatory Approvals” in this Circular. In addition, the Reorganization Arrangement will not be completed unless the Eastmain Arrangement also receives necessary Court approvals and is approved by Eastmain Securityholders.

Q:	Do I need to send in or evidence my Auryn Share certificates to vote?

A:	No. You are not required to send any certificates representing your Auryn Shares to validly cast your vote in respect of the Reorganization Arrangement, Eastmain Acquisition and the Financing.

Q:	When can I expect to receive my SpinCo Shares?

A:

Auryn plans for completion of the Reorganization Arrangement and Eastmain Acquisition by about October 9, 2020. If you hold your Auryn Shares through an intermediary, then you are not required to take any action and the SpinCo Shares will be delivered to your intermediary through the procedures in place for such purposes between CDS & Co. or similar entities and such intermediaries. If you hold your Auryn Shares through an intermediary, you should contact your intermediary if you have questions regarding this process.

In the case of Registered Auryn Shareholders, you must complete the Letter of Transmittal which is being sent to all registered Auryn Shareholders and send it to Computershare with your Auryn Share certificate. A copy of the letter of Transmittal of Transmittal is being sent to all registered Auryn Shareholders. A copy can be downloaded from the Auryn website dealing with the Reorganization Agreement and Eastmain Acquisition https://www.aurynresources.com/acquisition-of-eastmain-resources-and-spin-out-of-peruvian-assets/

Q:	How will the votes be counted?

A:

Computershare, Auryn’s transfer agent, counts and tabulates the proxies. Proxies are counted and tabulated by the transfer agent in such a manner as to preserve the confidentiality of the voting instructions of Registered Auryn Shareholders, Auryn Optionholders and Auryn Warrantholders, subject to a limited number of exceptions.

Q:	How will I know when the Reorganization Arrangement will be implemented?

A:	On the Effective Date, Auryn will publicly announce that the conditions are satisfied or waived and that the Reorganization Arrangement and Eastmain Acquisition have been implemented.

Q:	Are there risks I should consider in deciding whether to vote for the Reorganization Arrangement and Eastmain Acquisition?

A:

Yes. Auryn Securityholders should carefully consider the risk factors relating to both the Reorganization Arrangement and Eastmain Acquisition as they are interdependent. Some of these risks include, but are not limited to: the nature, extent or value of the Eau Claire Project mineral resources may not prove as robust as Auryn’s management believes, there may be unanticipated challenges integrating the operation of Eastmain and Auryn, the Arrangement Agreement may be terminated in certain circumstances which may disappoint the market and have a negative effect on Auryn Shares, the SpinCo Shares will not be traded in the near term which may impair their value, U.S. Auryn Shareholders will be deemed to receive a taxable dividend equal to the value of the SpinCo shares, and some U.S. shareholders may sell Auryn Shares to fund such taxes which may negatively impact the trading price of Fury Gold, and unless the SpinCo Shares are listed on a recognized stock exchange, by the end of the first fiscal year of the Spin Co, they will not be qualified investments under the Tax Act for a Registered Plan; See “Risk Factors” in this Circular.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Q:	What are the Canadian income tax consequences of the Reorganization Arrangement?

A:

Generally speaking if the aggregate Fair Market Value of the SpinCo Shares on the Effective Date does not exceed the paid-up capital (as determined for the purposes of the Tax Act) of the Auryn Shares, then the Reorganization Arrangement is not expected to trigger income tax for Canadian taxpayer shareholders of Auryn who have sufficient adjusted cost base in their Auryn Shares to absorb the value of Spin Co shares received pursuant to the Arrangement Agreement. Auryn has received an appraisal of the SpinCo Shares which estimates their value at less than Auryn’s estimated paid-up capital. For a summary of certain material Canadian income tax consequences of the Reorganization Arrangement, see “Certain Canadian Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice to any particular Auryn Securityholder. Auryn Securityholders should consult their own tax and investment advisors with respect to their particular circumstances.

Q:	What are the U.S. Federal income tax consequences of the Reorganization Arrangement?

A:

Generally speaking the Reorganization Arrangement is expected to result in a taxable dividend subject to the passive foreign investment company rules equal to the fair market value of the SpinCos which are distributed to United States taxpayer shareholders of Auryn. For a summary of certain material U.S. federal income tax consequences of the Reorganization Arrangement, see “Certain United States Federal Income Tax Considerations”. U.S. Holders (as defined in “Certain United Stated Federal Income Tax Considerations”) must consult with and rely upon their own tax advisors with respect to their particular circumstances.

Q:	Am I entitled to Dissent Rights?

A:

The Auryn Interim Order of the British Columbia Supreme Court dated September 1, 2020 (the “Auryn Interim Order”) provides the Registered Auryn Shareholders with Dissent Rights in connection with the Reorganization Arrangement that will be available if the Reorganization Arrangement Resolution is approved by the Auryn Securityholders. Registered Auryn Shareholders considering exercising Dissent Rights should seek the advice of their own legal counsel and tax and investment advisors and should carefully review the description of such rights set forth in this Circular and the Auryn Interim Order, and comply with the provisions of the Dissent Rights the full texts of which are set out on Appendix “D” and Appendix “E” respectively to this Circular. See “The Meeting – Dissent Rights” in this Circular.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

LEGAL NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an annual and special meeting (“Meeting”) of the holders of Auryn Shares, combined with a meeting of the holders of Auryn incentive share purchase options (“Auryn Options”) and Auryn share purchase warrants (“Auryn Warrants”) will be held online, on Monday October 5, 2020 at 10:00 a.m. (Vancouver time) for the following purposes:

Annual and Ordinary Course Matters – (Only Auryn Shareholders Vote)

1.

To consider the audited financial statements of the Company for its fiscal year ended December 31, 2019 and the report of the auditor thereon (together the “financial statements”) (see “General Proxy Information –Financial Statements” in the Circular);

2.	To set the number of directors to be elected to the Auryn Board at eight (see “General Proxy Information Election of Directors” in the Circular);

3.	To elect directors of the Company for the ensuing year (see “General Proxy Information – Election of Directors” in the Circular);

4.	To appoint an auditor of the Company for the ensuing year (see “General Proxy Information – Appointment of Auditor” in the Circular);

5.

To consider, and if thought advisable, to pass an ordinary resolution to ratify, confirm and approve the continuation of the Company’s 10% rolling share option plan (the “2020 Option Plan”), as described in the Circular (see “The Meeting – Particulars of Special Matters to be Acted upon” in the Circular);

6.

To consider, and if thought advisable, to pass a special resolution to approve the adoption of new corporate articles (the “2020 Articles”) replacing the Company’s current articles in order to consolidate and update them. (see “Particulars of Special Matters to be Acted upon” in the Circular);

Special Business – Reorganization Arrangement, Eastmain Acquisition and Financing (Auryn Shareholders and Securityholders Votes)

7.

All (i) Auryn Shareholders, and separately (ii) Auryn Shareholders, Auryn Optionholders and Auryn Warrantholders (collectively “Auryn Securityholders”) together as a single class, will be asked to consider pursuant to an Auryn Interim Order, attached as Appendix “D”, and, if thought advisable, to pass in two separate votes, with or without amendment, the Reorganization Arrangement Resolution approving the Reorganization Arrangement under section 288 of the Business Corporations Act (British Columbia), the full text of which resolution is set forth in Appendix “B”to the Circular;

8.	Auryn Shareholders to consider and if thought fit, approve the common share equity dilution that will arise from the Eastmain Acquisition;

9.

Disinterested Auryn Shareholders to consider and if thought fit, approve a $22.5-$23 million Financing involving the proposed issuance of 7.50 to 7.75 million common shares of Fury Gold. The Financing will initially be in the form of a sale of conditional subscription receipts sold at a price of $2.00 per subscription receipt for subscription receipts that are exchanged into non-flow through shares of Fury Gold and $3.50 per subscription receipt for subscription receipts that are exchanged into flow through shares of Fury Gold, with such exchanges being conditional on the completion of the Reorganization Arrangement and Eastmain Acquisition, amongst other escrow release conditions. Any current Auryn Shareholders participating in the Financing will be excluded from this vote.

10.	To transact such related or other business as may properly come before the Meeting or any adjournments thereof.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Registered Auryn Shareholders, Auryn Optionholders or Auryn Warrantholders (as defined in this Circular under the heading “Voting at the Meeting”) and duly appointed proxyholders can attend the meeting online at https://web.lumiagm.com/481668070 (password: auryn2020) where they can participate, vote (shareholders vote on all matters, Auryn Optionholders and Warrantholders only on #7 above), or submit questions during the meeting’s live webcast.

The accompanying Circular provides additional information relating to the matters to be addressed at the Meeting, including the Reorganization Arrangement, and is deemed to form part of this Notice.

HOW TO VOTE

Registered Auryn Shareholders, Auryn Warrantholders and Auryn Optionholders are entitled to vote at the Meeting either online or by proxy. A physical meeting will not be held due to COVID-19. Registered Auryn Shareholders, Auryn Warrantholders and Auryn Optionholders are encouraged to vote in the following ways at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting:

•	Internet Vote – www.investorvote.com (enter the 15-digit control number provided on your form of proxy to vote);

•

Telephone Vote – Securityholders who wish to vote by phone should call 1-866-732-8683 (toll-free in North America) and enter the 15-digit control number printed on your form of proxy. Follow the interactive voice recording instructions to vote;

•	By Hand, by Courier or by Registered Mail:

Computershare Investor Services Inc.

8th Floor, 100 University Avenue

Proxy Department

Toronto, Ontario M5J 2Y1

•	Virtually at the Meeting (see Appendix “M” – Online Voting Guide).

The Chair of the Meeting may waive the proxy cut-off time at his discretion without notice. Please advise Auryn of any change in your mailing address.

Non-Registered Auryn Shareholders who do not hold their Auryn Shares in their own name should also instruct their broker or other Intermediary to complete the Auryn Letter of Transmittal with respect to such holders’ Auryn Shares and to deliver such Auryn Letter of Transmittal to Computershare, as depository, in order to receive the Fury Gold Shares and SpinCo Shares pursuant to the Reorganization Arrangement.

If you are a non-registered shareholder, please refer to the section in the Circular entitled “General Proxy Information – Non-Registered Holders” for information on how to vote your Auryn Shares.

Take further notice that, pursuant to the Auryn Interim Order, each registered Auryn Shareholder, has been granted the right to dissent in respect of the Reorganization Arrangement Resolution and, if the Reorganization Arrangement becomes effective, to be paid the fair value of the common shares of Auryn in respect of which such registered Auryn Shareholder dissents by the Company, in accordance with the dissent procedures contained in the Auryn Interim Order. To exercise such right, (a) a written notice of dissent with respect to the Reorganization Arrangement Resolution from the registered Auryn Shareholder must be received by Auryn at its registered address for such purpose, 1500-1055 West Georgia Street, Vancouver, B.C. V6E 4N7 Attention: Cory Kent, by not later than 10:00 a.m. (Vancouver time) on October 1, 2020, or two Business days prior to any adjournment of the Meeting, and (b) the registered Auryn Shareholder must have otherwise complied with the

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

dissent procedures in the Auryn Interim Order. The right to dissent is described in the Circular and the text of the Auryn Interim Order is set forth in Appendix “D” and Appendix “E” respectively to the Circular. Failure to strictly comply with the requirements set forth in the Auryn Interim Order may result in the loss of any right of dissent. A right of dissent is afforded only to Registered Shareholders, not to any other class of Auryn Securityholder.

SEE “Appendix “M” – ONLINE VOTING INSTRUCTIONS IF YOU WISH TO PARTICPATE IN THE MEETING.

DATED at Vancouver, British Columbia, this September 3, 2020.

BY ORDER OF THE BOARD

“Shawn Wallace”

Shawn Wallace, President and Chief Executive Officer

Voting Methods
	Internet	Telephone or Fax	Mail

Registered Securityholders Common Shares, Options or Warrants held in own name and represented by a physical certificate.	Vote online at www.investorvote.com	Telephone: 1-866-732-8683 Fax: 1-866-249-7775	Return the form of proxy in the enclosed postage paid envelope.

Non-Registered Shareholders Common Shares held with a broker, bank or other intermediary.	Vote online at www.proxyvote.com	Call or fax to the number(s) listed on your voting instruction form.	Return the voting instruction form in the enclosed postage paid envelope.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

GENERAL CIRCULAR INFORMATION

Date of Information and General Limitations of Information in this Circular

The information contained in this Circular, unless otherwise indicated, is given as of September 3, 2020.

No person has been authorized to give any information or to make any representation in connection with the matters being considered herein other than those contained in this Circular and, if given or made, such information or representation should be considered or relied upon as not having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer of proxy solicitation. Neither the delivery of this Circular nor any distribution of securities referred to herein shall, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

Information contained in this Circular should not be construed as legal, tax or financial advice and Auryn Securityholders are urged to consult their own professional advisors in connection with the matters considered in this Circular.

The Reorganization Arrangement, Eastmain Acquisition and Financing have not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Reorganization Arrangement, Eastmain Acquisition and Financing or upon the accuracy or adequacy of the information contained in this Circular and any representation to the contrary is unlawful.

Cautionary Note to U.S. Securityholders

THE SECURITIES ISSUABLE IN CONNECTION WITH THE REORGANIZATION ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The SpinCo Shares, the Fury Gold Shares, the Fury Gold Options and the Fury Gold Warrants (collectively, the “Auryn Securities”) to be issued to Auryn Securityholders under the Reorganization Arrangement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and are being issued in reliance on the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court, which will consider, among other things, the fairness of the terms and conditions of the Reorganization Arrangement to Auryn Securityholders. See “The Reorganization Arrangement – Securityholder and Court Approvals – Court Approval of the Reorganization Arrangement”. The Auryn Securities to be issued to Auryn Securityholders under the Reorganization Arrangement will not be subject to resale restrictions under U.S. Securities Laws, except that the U.S. Securities Act imposes restrictions on the resale of securities received pursuant to the Arrangement by persons who are, or within the 90 days immediately before such resale were, “affiliates” of the issuer of those securities. See “Securities Law Matters – U.S. Securities Laws”.

Auryn Securityholders who are U.S. Holders (as defined herein under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders”) or otherwise resident in the United States should be aware

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

that the Reorganization Arrangement described herein may have tax consequences both in the United States and in Canada. Such consequences for Auryn Securityholders may not be described fully herein. For a general discussion of the principal Canadian federal income tax considerations to investors who are resident in the United States, see “Principal Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”. For a general discussion of certain U.S. federal income tax considerations to investors who are U.S. Holders, see “Certain U.S. Federal Income Tax Considerations for U.S. Holders”. Auryn Securityholders who are U.S. Holders or otherwise resident in the United States are urged to consult their own tax advisors with respect to such Canadian and U.S. federal income tax consequences and the applicability of any federal, state, local, foreign and other tax laws.

Auryn is a “foreign private issuer” within the meaning of Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, Auryn is not subject to the proxy requirements of section 14(a) of the U.S. Exchange Act, and this Circular has been prepared in accordance with the disclosure requirements of Canadian Securities Laws. Auryn Securityholders resident in the United States should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. Securities Laws, as discussed further below under “Note to U.S. Securityholders”. The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that each of Auryn and Auryn is organized under the laws of a jurisdiction other than the U.S., that some or all of their respective officers and directors are residents of countries other than the U.S., that some or all of the experts named in this Circular and the documents incorporated by reference herein may be residents of countries other than the U.S., and that all or a substantial portion of the assets of Auryn and Auryn and such persons are located outside the U.S. As a result, it may be difficult or impossible for Auryn Securityholders resident in the U.S. to effect service of process within the U.S. upon Auryn or Auryn, their respective officers and directors or the experts named in this Circular and any documents incorporated by reference herein, or to realize, against them, upon judgments of courts in the U.S. predicated upon civil liabilities under U.S. Securities Laws. In addition, Auryn Security resident in the U.S. should not assume that Canadian courts: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws or the state-specific “blue sky” securities laws of any state within the U.S.; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. Securities Laws or “blue sky” laws of any state within the U.S.

Cautionary Note regarding Forward–Looking Statements

This Circular and the documents incorporated into this Circular by reference, contain “forward- looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of the applicable Canadian securities legislation (forward-looking information and forward-looking statements being collectively herein after referred to as “forward-looking statements”) that are based on expectations, estimates and projections as at the date of this Circular or the dates of the documents incorporated herein by reference, as applicable. These forward-looking statements include but are not limited to statements and information concerning: the timing for the approval and implementation of the Reorganization Arrangement and Eastmain Acquisition, the potential benefits of the Reorganization Arrangement and Eastmain Acquisition; the likelihood of the Reorganization Arrangement and Eastmain Acquisition being completed; statements relating to the business and future activities of Fury Gold and the SpinCos; future listing of the SpinCo Shares; the forward looking information implied by the pro forma financial statements of Fury Gold and the SpinCos attached hereto as Appendix “J” to this Circular; ability of Fury Gold to advance the Eau Claire Project and of the SpinCos to develop the SpinCos Properties; anticipated developments

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

in operations; the adequacy of financial resources; planned exploration or development programs on Fury Gold’s mineral resource properties; the mineral resource estimates disclosed herein or in the documents incorporated herein by reference; and other events or conditions that may occur in the future.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might”, or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward- looking statements and are intended to identify forward-looking statements, which include statements relating to, among other things, the ability of Auryn or the SpinCos to continue to successfully compete in the market.

Note to United States Securityholders

THE REORGANIZATION ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE REORGANIZATION ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE REORGANIZATION ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The (i) Fury Gold Shares and the SpinCo Shares to be received by Auryn Shareholders, (ii) the New Auryn Options to be received by the Auryn Optionholders, and (iii) the New Auryn Warrants to be received by the Auryn Warrantholders pursuant to the Reorganization Arrangement, have not been registered under the U.S. Securities Act or applicable state Securities Laws, and are being issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, and similar exemptions from registration under applicable state Securities Laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange to those to whom the securities will be issued, at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Reorganization Arrangement will be considered.

The Court issued the Auryn Interim Order on September 1, 2020 and, subject to the approval of the Reorganization Arrangement by the Auryn Shareholders and separately by the Auryn Securityholders voting as a single class, a hearing on the Reorganization Arrangement will be held on October 7, 2020 at 9:45 AM (Vancouver time), or so soon thereafter as counsel may be heard at the Vancouver Courthouse located at 800 Smithe St, Vancouver BC V6Z 2E1. All Auryn Shareholders, Auryn Optionholders and Auryn Warrantholders are entitled to appear and be heard at this hearing. The Auryn Final Order will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and comparable state securities laws with respect to (i) Fury Gold Shares and the SpinCo Shares to be received by

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Auryn Shareholders, (ii) the New Auryn Options to be received by the Auryn Optionholders, and (iii) the New Auryn Warrants to be received by the Auryn Warrantholders pursuant to the Reorganization Arrangement. Prior to the hearing on the Auryn Final Order, the Court will be informed of this effect of the Auryn Final Order. See “The Meeting – Regulatory Law Matters and Securities Law Matters”.

Auryn Optionholders and Auryn Warrantholders are advised that Section 3(a)(10) of the U.S. Securities Act will not exempt the issuance of the underlying securities upon the exercise of such New Auryn Options or New Auryn Warrants; therefore, the underlying securities issuable upon exercise of the New Auryn Options and New Auryn Warrants cannot be issued in the U.S. or to a Person in the U.S. in reliance on the exemption under Section 3(a)(10) thereof and the New Auryn Options and New Auryn Warrants may only be exercised pursuant to a then-available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, to the extent that the U.S. Securities Act applies to the holders of such New Auryn Options or New Auryn Warrants.

The solicitation of proxies made pursuant to this Circular is not subject to the requirements of Section 14(a) of the Exchange Act. Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada, and the solicitations and transactions contemplated in this Circular are made in the U.S. for securities of a Canadian issuer in accordance with Canadian corporate and Securities Laws. Auryn Securityholders in the United States should be aware that such requirements are different from those of the U.S. applicable to registration statements under the U.S. Securities Act and to proxy statements under the Exchange Act.

Without limiting the foregoing, information concerning the mineral properties of Auryn and the SpinCos has been prepared in accordance with the requirements of Canadian Securities Laws, which differ in material respects from the requirements of Securities Laws of the U.S. applicable to U.S. companies subject to the reporting and disclosure requirements of the SEC. Under historic SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this Circular or in the documents incorporated by reference in this Circular are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers, like Auryn, whose securities are registered with the SEC under the U.S. Exchange Act. (the “SEC Modernization Rules”). These amendments became effective February 25, 2019 with compliance required for the first fiscal year beginning on or after January 2, 2021. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM definitions. United States investors are cautioned that while the above terms are substantially similar to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral resources that Auryn reports under NI 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Modernization Rules. Auryn U.S. Securityholders are cautioned that, except for that portion of the mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as whether they can

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

be economically or legally mined. Under Canadian Securities Laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category or that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves.

The financial statements and other financial information included or incorporated by reference in this Circular have been prepared in accordance with IFRS as issued by issued by the International Accounting Standards Board (IASB) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles and U.S. auditing and auditor independence standards. The audits for financial statements of Auryn have been conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB).

Auryn Shareholders should be aware that the acquisition by Auryn Shareholders of the Fury Gold Shares and the SpinCo Shares pursuant to the Reorganization Arrangement described herein may have tax consequences both in the U.S. and in Canada. Auryn Shareholders who are resident in, or citizens of, the U.S. are advised to review the summary contained in this Circular under the heading “Certain United States Federal Income Tax Considerations” and under the heading “Certain Canadian Federal Income Tax Considerations”, and Auryn Shareholders, Auryn Optionholders and Auryn Warrantholders are urged to consult their own tax advisors to determine the particular United States tax consequences to them of the Reorganization Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction. No tax analysis of the effects of the Reorganization Arrangement on Auryn Optionholders or Auryn Warrantholders is being provided herein, such holders must seek their own professional advice.

The enforcement by investors of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that each of Auryn and the SpinCos is incorporated or organized outside the U.S., that some or all of their respective officers and directors and the experts named herein are residents of a country other than the U.S., and that all or a portion of the assets of each of Auryn, and the SpinCos and of said persons are located outside the U.S. As a result, it may be difficult or impossible for Auryn U.S. Securityholders to effect service of process within the U.S. upon Auryn and the SpinCos, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal Securities Laws of the U.S. or “blue sky” laws of any state within the U.S. In addition, Auryn U.S. Securityholders should not assume that the courts of Canada: (1) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the federal Securities Laws of the U.S. or “blue sky” laws of any state within the U.S.; or (2) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal Securities Laws of the U.S. or “blue sky” laws of any state within the U.S.

The Fury Gold Shares and the SpinCo Shares to be received by Auryn Shareholders pursuant to the Reorganization Arrangement will be freely transferable under U.S. federal Securities Laws, except by persons who are “affiliates” (as such term is defined in the U.S. Securities Act) of Auryn or the SpinCos, as applicable, after the Effective Date, or were “affiliates” of Auryn or the SpinCos, as applicable, within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Fury Gold Shares or the SpinCo Shares by such an

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. See “The Meeting – Regulatory Law Matters and Securities Law Matters”.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Auryn.

Currency and Exchange Rates

Unless otherwise indicated herein, references to “$”, “Cdn$” or “Canadian dollars” are to Canadian dollars, and references to “U.S.$” or “U.S. dollars” are to United States dollars.

The audited consolidated financial statements of the Company as at and for the financial years ended December 31, 2019 and 2018, together with the notes thereto and the auditor’s report thereon (the “Annual Financial Statements”) are presented in Canadian dollars.

The following table sets forth the rate of exchange for the U.S. dollar expressed in Canadian dollars in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case based on the noon rate of exchange as reported by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars.

	Twelve Months Ended December 31,
	2019		2018
Average rate for period	C$	1.3269	C$	1.2957
Rate at end of period	C$	1.2988	C$	1.3642
High for period	C$	1.3600	C$	1.3642
Low for period	C$	1.2988	C$	1.2288

The rate of exchange as on September 3, 2020 was reported by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was U.S. $1.00 equals C$ 1.3123.

Reporting Currencies and Accounting Principles

The historical financial statements of Auryn incorporated by reference in this Circular are reported in Canadian dollars and have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB).

Glossary of Terms

In this Circular and accompanying Notice of Meeting, unless there is something in the subject matter inconsistent therewith, the following terms shall have the respective meanings set out below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders. A Glossary of terns used in this document is found in Appendix “A”.

Eligibility for Investment

In the opinion of Thorsteinssons LLP, special Canadian tax counsel to the Company, based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”),

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

the Fury Gold Shares would if they were outstanding as of the date hereof be “qualified investments” under the Tax Act and the Regulations for trusts governed by a “registered retirement savings plan” (“RRSP”), “registered retirement income fund” (“RRIF”), “tax-free savings account” (“TFSA”), “registered education savings plan” (“RESP”), registered disability savings plan (“RDSP”) (collectively referred to as “Registered Plans”) and a “deferred profit sharing plan” (collectively with the Registered Plans referred to as “Plans”), provided that the Offered Shares are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the TSX).

Subject to the election described below, the SpinCo Shares will not be qualified investments for a Plan on the Effective Date as they will not be listed on designated stock exchange on the Effective Date, and neither SpinCo is otherwise a “public corporation” (as such term is defined in the Tax Act). If a SpinCo’s Shares are listed on a designated stock exchange on or before the filing due date of its T2 income tax return for its first taxation year it may make an election in its T2 tax return for the year to be deemed to have been a public corporation from its date of incorporation (the “Election”). The Election would have the retroactive effect of making the SpinCo shares qualified investments for a Plan on the Effective Date. The SpinCo Board of Directors have indicated their intention to seek a listing on a designated stock exchange for each SpinCo within the required period of time to validly make the Election but there can be no assurance such listing application will be made or be accepted by the relevant regulatory authorities.

Notwithstanding that Fury Gold Shares may be a qualified investment for a Registered Plan, the holder of the TFSA or the RDSP, the subscriber of the RESP or the annuitant of the RRSP or RRIF (as the case may be) will be subject to a penalty tax as set out in the Tax Act if the Fury Gold Shares are a “prohibited investment” for the purposes of the Tax Act. The Fury Gold Shares will not generally be a “prohibited investment” for a Registered Plan if the holder, annuitant or subscriber, as the case may be, (i) deals at arm’s length with the Company for the purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in the Tax Act) in the Company. In addition, the Fury Gold Shares will not be a “prohibited investment” if the Fury Gold Shares are “excluded property” within the meaning of the Tax Act, for the Registered Plan.

Holders, annuitants and subscribers of Registered Plans should consult their own tax advisors with respect to whether Fury Gold Shares would be a prohibited investment having regard to their particular circumstances.

Reserve and Resource Disclosure

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Confidence in an inferred mineral resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The mineral resource figures referred to in this Circular and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of metals will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in British Columbia, Alberta, and Ontario, (collectively, the “Commissions”). These documents are also available through the internet on SEDAR, which can be accessed online at www.sedar.com.

The following documents of the Company, filed by the Company under the Commissions, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the annual information form of the Company dated for the financial year ended December 31, 2019 (the “Annual Information Form” or “AIF”) filed on SEDAR March 19, 2020;

(b)	the comparative consolidated annual financial statements for the years ended financial year ended December 31, 2018 and December 31, 2019 filed on SEDAR March 19, 2020;

(c)	the management’s discussion and analysis of the Company for the financial year ended December 31, 2019 filed on SEDAR March 19, 2020;

(d)	the Interim Financial Statements for the six months ended June 30,2020 filed on SEDAR August 11, 2020;

(e)	the management’s discussion and analysis of the Company for the period ended June 30, 2020 filed on SEDAR August 11, 2020;

(f)	the material change report with respect to the Arrangements dated and filed on SEDAR August 10, 2020 with respect to the announcement of the Arrangements;

(h)	the Auryn and Eastmain forms of Support Agreement as filed on SEDAR on August 10, 2020; and

(i)	the Arrangement Agreement filed on SEDAR on August 10, 2020.

Any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference after the date of this Circular and prior to the completion of the Arrangements shall be deemed to be incorporated by reference in this Circular.

Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

SUMMARY OF MEETING MATTERS

This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the Appendices which are incorporated into and form part of this Circular. Terms with initial capital letters in this summary are defined in Appendix “A” – Glossary of Terms.

The Meeting

The Meeting will be held virtually via live audio webcast online using Lumi meeting platforms on October 5, 2020 commencing at 10:00 a.m. (Vancouver time). Securityholders are encouraged to attend online. See Appendix “M” – Online Voting Guide for further instructions.

Record Date

Only Auryn Shareholders, Auryn Warrantholders and Auryn Optionholders of record at the close of business on August 24, 2020 will be entitled to receive notice of and vote at the Meeting, or any adjournment or postponement thereof.

Annual and Special Purposes of the Meeting

The purpose of the Meeting is to deal with annual matters including election of directors, appointment of auditors and the consideration of the 2020 Option Plan, as well as the special business being the Reorganization Arrangement, Eastmain Acquisition and Financing. The Reorganization Arrangement and Financing approvals are pre-conditions to the Eastmain Acquisition. Auryn Shareholders will be also asked to approve adoption of updated corporate Articles referred to herein as the “2020 Articles”.

The full text of the Resolutions to approve the Reorganization Arrangement, Eastmain Acquisition and Financing are set out in Appendix “B” to this Circular. In order to implement the Reorganization Arrangement, it must be approved, with or without amendment, by: (a) at least two-thirds of the votes cast in respect of the Reorganization Arrangement Resolution by Auryn Shareholders; and (b) at least two-thirds of the votes cast in respect of the Reorganization Arrangement Resolution by all Auryn Securityholders, voting as a single class, with Auryn Optionholders and Warrantholders having one vote for each Auryn Option and Auryn Warrant held, in each case, in person online or represented by proxy at the Meeting. The Eastmain Acquisition must be approved by a simple majority (50%+1) of the votes cast by Auryn Shareholders at the meeting and the Financing must be approved by a simple majority of disinterested Auryn Shareholders. The requisite majorities required to approve the renewal of the 2020 Option Plan is a simple majority and for the 2020 Articles is a special majority, two-thirds of votes cast by Auryn Shareholders.

See “The Meeting – Approval of Reorganization Arrangement Resolution”.

The Reorganization Arrangement, Eastmain Acquisition and Financing

The Reorganization Arrangement and distribution of the SpinCos are preconditions to the transaction by which Auryn will acquire Eastmain and pursue a Canadian projects strategy under the new name “Fury Gold Mines Limited”. These transactions are contemplated by the July 29, 2020 Arrangement Agreement between Auryn and Eastmain (and the newly formed SpinCos).

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Under the Arrangement Agreement, Eastmain Shareholders as of the closing date of the Transaction will be entitled to receive approximately 0.11728 of a Fury Gold share (approximately 0.16722 of an Auryn Share pre-consolidation) for each Eastmain share. Auryn Shareholders will receive approximately of a 0.7 Fury Gold Share, one SpinCo Sombrero Share and one SpinCo Curibaya Share for each Auryn Share held.

At the Meeting, the applicable Auryn Securityholders will be asked to vote on the Reorganization Arrangement, Eastmain Acquisition and Financing pursuant to terms of the Arrangement Agreement which is further described herein. For more information on the Eastmain Arrangement, see Eastmain’s Management Information Circular dated September 3, 2020, available on SEDAR at www.sedar.com.

The provisions of the Arrangement Agreement are the result of arm’s length negotiations between representatives of Auryn and Eastmain supported by their respective financial and legal advisors. On or about June 24, 2020, discussions ensued under an exclusivity agreement regarding the acquisition of Eastmain by Auryn subject to a spinout of each of Auryn’s Peruvian assets. Upon the conclusion of such negotiations and the approval of their respective boards of directors, a formal Arrangement Agreement was signed on July 29, 2020 and Auryn and Eastmain issued a joint press release that day.

See “The Meeting – Background to Reorganization Arrangement” and “The Meeting –The Reorganization Arrangement”.

The Financing

On August 31, 2020, Auryn entered into a bought deal letter with Canaccord Genuity Corp. and Beacon Securities Limited acting as co-lead underwriters on behalf of a syndicate of Canadian underwriters (the “Underwriters”). Under the bought deal letter the Underwriters agreed to purchase 7.5 million Subscription Receipts in two concurrent tranches at a price of $2.00 per Subscription Receipt and $3.50 per flow-through Subscription Receipt (the “Financing”). Each Subscription Receipt is exchangeable, conditional upon the closing of the Reorganization Arrangement and the Eastmain Arrangement, into one Fury Gold common share. A subscription receipt is a security intended to be interim in nature issued to ensure funding is in place pending another event occurring before they are exchanged into the final security and the cash proceeds released to the issuer. In this case the conditional event is the completion of the Reorganization Arrangement and the Eastmain Acquisition. The Financing is expected to be upsized to $23 million.

Subsequent to the execution of the bought deal letter, and contemporaneous with the finalization of the materials for the Meeting, the Company determined that it may increase the size of the Financing by $500,000 through the issue of an additional 250,000 Subscription Receipts that will entitle the holders to Fury Gold shares that are non-flow through shares (the “Upsizing”). Documentation regardimg the Upsizing was still in process as of the date hereof.

The gross proceeds of the Financing (less the Underwriters’ expenses and 50% of Underwriters’ fees) are expected to be deposited in escrow with Computershare Trust Company of Canada on September 24, 2020. The escrowed funds will be released to Fury Gold immediately following the closing of the Reorganization Arrangement and Eastmain Acquisition. Investors subscribing for the Subscription Receipts will only receive Fury Gold Shares and will not receive the SpinCo Shares. For the 5,000,000 Subscription Receipts that entitle the holders to acquire “flow-through shares” it means that certain allowable deductions from Canadian income taxes which arise because the proceeds will be spent on exploration on a Canadian mineral project will “flow through” to the investor. The 5,000,000 “flow though shares” of Fury Gold which will be issued on exchange of the flow through Subscription Receipts are otherwise identical to all other common shares of Fury Gold.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

The Financing represents equity dilution of approximately 9.88% to the Auyrn Shareholders (both before the Reorganization Arrangement, based on 108,225,334 Auryn Shares outstanding and assuming the conversion of the Subsription Receipts is adjusted to reverse the effects of the consolidation, and after the Reorganization Arrangement, based on 75.9 million Auryn Shares being outstanding) (approximately 10.2% assuming completion of the Upsizing), and approximately 6.38% based on on the 110 million Fury Gold Shares to be issued upon completion of the Reorganization Arrangement and Eastmain Acquisition (approximately 6.58% assuming completion of the Upsizing). Investors subscribing for the Subscription Receipt will only receive Fury Gold Shares and will not receive the SpinCo Shares.

The Financing was priced based on arm’s length discussions with the Underwriters based upon factors such as the spin-out of the Peruvian properties and the effect of the Consolidation Ratio which is being effected before trading in the Fury Gold Shares can establish a market price. Pursuant to the policies of the TSX the completion of the Financing is subject to the approval of the disinterested approval of the Auryn Shareholders. Accordingly, any Auryn Shares held by Auryn Shareholders participating in the Financing will be excluded from voting on the Financing Resolution. Auryn does not presently know for certain if current Auryn Shareholders will participate in the Financing but procedures are in place to ensure that each investor in the Financing must certify as to any existing ownership or control over holdings of Auryn voting securities and must abstain from voting on the Financing in respect of those securities. One proposed new Director, Michael Timmins has indicated he will be purchasing 50,000 Subscription Receipts ($100,000) but he is neither an Auryn Shareholder nor will he be an Auryn insider at the time of purchase. No insiders of Auryn are participating in the Financing, and the Financing will not result in a change of control of Auryn.

The proforma share and dilution information provided elsewhere in this Circular does not include the additional Fury Gold Shares which may be issued in the event of the Upsizing.

Recommendation of the Mergers and Acquistions Committee and the Auryn Board

Stifel GMP acted as financial advisor to the Auryn Mergers and Acquistions Committee and provided to the Auryn Mergers and Acquistions Committee its opinion that, as of July 29, 2020 and subject to the assumptions, qualifications and limitations set forth in the Auryn Fairness Opinion, that the transactions contemplated by the Reorganization Arrangement and Eastmain Acquisition are fair, from a financial point of view, to Auryn Shareholders. The Auryn Mergers and Acquistions Committee, after taking into account, among other things, the key benefits and risks of the Reorganization Arrangement and Eastmain Acquisition, and the Auryn Fairness Opinion and after consulting with its legal and financial advisors, unanimously determined that the Reorganization Arrangement and Eastmain Acquisition are in the best interests of Auryn and are fair to the Auryn Shareholders and unanimously recommended that the Auryn Board approve the Arrangement Agreement and recommend that Auryn Securityholders vote FOR the Reorganization Arrangement and that the Auryn Shareholders vote FOR the Reorganization Arrangement, Financing and Eastmain Acquisition resolutions as they appear on the proxy form. After careful consideration and taking into account, among other things, the fairness opinions delivered by Stifel GMP and the recommendation of the Auryn Mergers and Acquistions Committee, the Auryn Board unanimously determined that the Reorganization Arrangement and Eastmain Acquisition are fair to Auryn Securityholders and are in the best interests of Auryn. Accordingly, the Auryn Board unanimously recommends that Auryn Shareholders vote FOR the Reorganization Arrangement, Financing and Eastmain Acquisition. See “The Meeting – Recommendation of the Auryn Board”.

All directors and the senior officers of Auryn intend to vote all of their Auryn Shares, Auryn Options and Auryn Warrants in favour of the Reorganization Arrangement Resolution, Eastmain Acquisition Resolution and Financing Resolution, subject to the terms of the Arrangement Agreement and the Auryn Voting Agreements.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Reasons for the Reorganization Arrangement and Eastmain Acquisition

The Auryn Board has reviewed and considered an amount of information and considered several factors relating to the Reorganization Arrangement and Eastmain Acquisition with the benefit of advice from Auryn’s senior management and its financial and legal advisors. The following is a summary of the principal reasons for the recommendation of the Auryn Board that Auryn Securityholders vote FOR the Reorganization Arrangement, and Auryn Shareholders vote FOR the Reorganization Arrangement, Financing and Eastmain Acquisition:

(a)

Enhanced Project Portfolio. The Eastmain Acquisition will add Eastmain’s higher grade Eau Claire Project to Auryn’s project portfolio which will then be focussed entirely on Canadian precious metal projects.

(b)

Unlocking Value Peruvian Properties Through the SpinCos. Auryn Shareholders, through their ownership of the SpinCo Shares, will also participate in the SpinCos Properties. The Auryn Shareholders will hold 100% of the issued SpinCo Shares upon completion of the Reorganization Arrangement. The SpinCos will have approximately $6.5 million in cash (with $4.4 million to SpinCo Sombrero and $2.1 million to SpinCoCuribaya) to pursue development of the SpinCos Properties. It is expected that the current management of Auryn will also participate as management of the SpinCos. The creation of two separate companies dedicated to the pursuit of their respective businesses will unlock the value of the Peruvian assets and provide Auryn Shareholders with diversification and increased liquidity for their investment portfolios, as they will hold a direct interest in two companies, each of which is focused and valued on different objectives.

(c)

Superior Proposals and Dissent Rights. The Arrangement Agreement allows the Auryn Board, in the exercise of its fiduciary duties, to respond to certain unsolicited Auryn Acquisition Proposals, prior to the Auryn Securityholder Approval, which may be superior to the Reorganization Arrangement. The Auryn Board received advice from its financial and legal advisors that the deal protection terms including the Auryn Expense Fee and the Auryn Termination Fee, and circumstances for payment of such expense and termination fees, are within the ranges typical in the market for similar transactions and are not a significant deterrent to potential Superior Proposals. Registered Auryn Shareholders who oppose the Reorganization Arrangement may, on strict compliance with the Dissent Procedures, exercise their Dissent Rights and receive the fair value of the Dissent Shares.

See “Cautionary Note Regarding Forward-Looking Statements and Risks” and “The Meeting – Reasons for the Reorganization Arrangement.”

Auryn Voting Agreements

On July 29, 2020 Eastmain entered into the Auryn Voting Agreements with Auryn directors and senior officers. The Auryn Voting Agreements set forth, among other things, the agreement of such directors and officers to vote their Auryn Shares and Auryn Options (if any) in favour of the Reorganization Arrangement. As of the Record Date, 17,097,116 of the Outstanding Auryn Voting Securities were subject to the Auryn Voting Agreements, representing approximately 14.81% of the Outstanding Auryn Voting Securities.

See “The Meeting – Auryn Voting Agreements”.

Eastmain Voting Agreements

On July 29, 2020 Auryn entered into the Eastmain Voting Agreements with Eastmain directors and senior officers, as well as certain significant shareholders of Eastmain. The Eastmain Voting Agreements set forth,

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

among other things, the agreement of such directors and officers to vote their Eastmain Shares, Eastmain Options (if any) and Eastmain Warrants (if any) in favour of the Eastmain Arrangement (which will result in the Eastmain Acquisition for Auryn). As of the Record Date, 16,962,821 of the Outstanding Eastmain Voting Securities were subject to the Eastmain Voting Agreements, representing approximately 5.3% of the Outstanding Eastmain Voting Securities.

See “The Meeting – Eastmain Voting Agreements”.

Fury Gold Mines Limited

Fury Gold Mines Limited (also “Fury Gold” herein) is the new name for Auryn after it spins out its Peruvian Projects and acquires Eastmain. The registered office of Fury Gold will continue to be located at 1500-1055 West Georgia Street, Vancouver, BC Canada, V6E 4N7 but it is expected that the business office will move to the Toronto area under the leadership of its new CEO, Michael Timmins. Fury Gold will continue to trade on the TSX and NYSE American under the symbol “FURY”. See Appendix “I” – Information Concerning Fury Gold.

SpinCo Sombrero

SpinCo Sombrero is currently a wholly-owned subsidiary of Auryn that has been formed to acquire and will indirectly (through a Peruvian subsidiary) hold the Sombrero Project. The registered office of the SpinCo Sombrero is located at 1500-1055 West Georgia Street, Vancouver, BC, Canada, V6E 4N7. Upon completion of the Reorganization Arrangement and Eastmain Arrangement, SpinCo Sombrero will be an unlisted reporting issuer in British Columbia, Alberta and Ontario and will indirectly operate the Sombrero Project and hold approximately $4.4 million in cash. See Appendix “G” – Information Concerning SpinCo Sombrero.

SpinCo Curibaya

SpinCo Curibaya is currently a wholly-owned subsidiary of Auryn that has been formed to acquire and hold the Curibaya Mineral Project. The registered office of the SpinCo Sombrero is located at 1500-1055 West Georgia Street, Vancouver, BC, Canada, V6E 4N7. Upon completion of the Reorganization Arrangement and Eastmain Arrangement, SpinCo Curibaya will be an unlisted reporting issuer in British Columbia, Alberta and Ontario and will indirectly operate the Curibaya Mineral Project and hold approximately $2.1 million in cash. See Appendix “H” – Information Concerning SpinCo Curibaya.

Pro Forma Financial Statements of Fury Gold, SpinCo Sombrero and SpinCo Curibaya

The pro forma financial statements of Fury Gold, SpinCo Sombrero and SpinCo Curibaya, that give effect to the Reorganization Arrangement, Financing and Eastmain Acquisition, are set forth in Appendix “J” to this Circular.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Pro Forma Capitalization of Fury Gold

A summary of the securities of Fury Gold which will be outstanding and how such securities arise can be summarized as follows:

Type of Security	Eastmain Securities When Exchanged into Fury Gold (shares and dilutives)		Auryn Securities Adjusted to Fury Gold (shares and dilutives)		Total Fury Gold Securities
Common Shares	34,100,000		75,900,000		110,000,000
Financing					7,500,000
Subtotal Shares					117,500,000
Incentive Options	1,694,239	(1)	4,672,165	(2)	6,366,301
Warrants	1,474,263	(1)	351,550	(2)	1,825,813

Total issued on a fully diluted basis					125,692,114

Notes:

(1)     The number of outstanding Fury Gold Options and Fury Gold Warrants has been calculated based on a Consolidation Ratio of 0.7031 (75,900,000 ÷108,225,734).

(2)     The average exercise price of the incentive options is $3.12 per Fury Gold Share and the average exercise price of the 351,550 former Auryn warrants is $2.84 per Fury Gold Share (plus one SpinCo Sombrero share and one SpinCo Curibaya share). The average of the 1,474,263 Eastmain warrants is $1.28 per Fury Gold Share. The proceeds of any exercise former Auryn warrants would be split 80% of Fury Gold and 10% to each SpinCo. Total issued is expected to increase by 250,000 shares due to Upsize of Financing from $22.5 to $23 million.

Principal Conditions to Completion: Reorganization Arrangement and Eastmain Acquisition

Completion of the Reorganization Arrangement and Eastmain Acquisition are subject to a number of conditions which must be fulfilled as of the Effective Time, primarily:

•

Approvals by the requisite majorities from both Auryn Securityholders and Auryn Shareholders for the Reorganization Arrangement, Eastmain Acquisition and Financing with any exercise of dissent rights being less than 5% of Auryn Shares and approval of the Eastmain Arrangement by Eastmain Securityholders needed to effect the Eastmain Acquisition with any exercise of Eastmain dissent rights being less than 5% of Eastmain Shares;

•	Approval by disinterested Auryn Shareholders of the Financing which is a condition for the completion of Eastmain Acquisition;

•	The approvals for both companies from the Toronto Stock Exchange having been obtained and for Auryn, the additional approval of the NYSE American;

•	Final orders being granted by the British Columbia Supreme Court and Ontario Superior Court of Justice for Auryn and Eastmain respectively; and

•	The absence of material adverse events for either company, no other specified termination event having occurred and completion of all transactions effected by November 30, 2020.

The Arrangement Agreement also provides that the respective obligations of Eastmain and Auryn to complete the Reorganization Arrangement and the Eastmain Arrangement are subject to the satisfaction or waiver of certain additional customary conditions precedents (see Appendix “K” – Summary of the Arrangement Agreement).

See “The Meeting – The Arrangement Agreement – Conditions to the Reorganization Arrangement and the Eastmain Arrangement Becoming Effective.”

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Auryn Non-Solicitation of Acquisition Proposals

Pursuant to the Arrangement Agreement, Auryn has agreed not to solicit, initiate, encourage or facilitate any Acquisition Proposals. However, the Auryn Board does have the right to consider and accept a Superior Proposal under certain conditions. Eastmain has the right to match any Acquisition Proposal that the Auryn Board has determined is, or is reasonably likely to be or lead to, a Superior Proposal in accordance with the Arrangement Agreement. If Auryn accepts a Superior Proposal or if Eastmain declines to match any Superior Proposal and terminates the Arrangement Agreement, Auryn must pay Eastmain the termination payment calculated as 3.75% of the deemed value of Auryn’s Canadian projects (the “Termination Payment”). Auryn’s right to accept Superior Proposals continues only until the Meeting has occurred. (See Appendix “K” – Summary of the Arrangement Agreement).

See “The Meeting – The Arrangement Agreement – Auryn Non-Solicitation”.

Termination of Arrangement Agreement

The Arrangement Agreement may be terminated prior to the Effective Time in certain circumstances many of which lead to payment by Auryn to Eastmain of the Expenses Fee of up to $500,000. The Arrangement Agreement may be terminated:

(a)	by mutual written agreement of Auryn and Eastmain;

(b)

by Auryn or Eastmain if: (A) completion has not occurred by the November 30, 2020 Outside Date (unless extended); (B) any law is enacted that makes the consummation of the transactions; and (C) the Arrangements do not receive the necessary support form shareholders or their respective companies;

(c)	by a party if the other party’s board changes its recommendation to approve due to having received a superior proposal.

See Appendix “K” – Summary of the Arrangement Agreement.

Procedure for Distribution of SpinCos’ Share Certificates

For each Registered Auryn Shareholder, accompanying this Circular is an Auryn Letter of Transmittal.

In order for a Registered Auryn Shareholder to receive the SpinCo Shares and the Fury Gold Shares for each Auryn Share held by such Registered Auryn Shareholder, such Registered Auryn Shareholder must deposit the certificate(s) or direct registration statements representing his, her or its Auryn Shares with Computershare together with the Letter of Transmittal. The Auryn Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in the Auryn Letter of Transmittal or reasonably requested by Computershare, must accompany all certificates or DRS Statements for Auryn Shares deposited pursuant to the Arrangement. Any Non-Registered Auryn Shareholder whose Auryn Shares are registered in the name of a broker, investment dealer, bank, trust corporation, trustee or other nominee should contact that nominee for assistance in depositing such Auryn Shares and should follow the instructions of such nominee in order to deposit such Auryn Shares with Computershare.

After the Effective Time, share certificates representing, on their face, Auryn Shares, shall for all purposes be deemed to be share certificates representing Fury Gold Shares (but subject to the Consolidation Ratio); however, holders of Auryn share certificates will not be able to trade those on a market until they have been exchanged for certificates representing Fury Gold Shares. No SpinCo Shares will be issued to the holder of an Auryn Share certificate until it is tendered to Computershare with the Letter of Transmittal.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Option Certificates

New option certificates shall be issued with respect to the Fury Gold Options issued in connection with the Reorganization Arrangement. After the Effective Time, option certificates representing, on their face, Auryn Options, shall continue for all purposes be deemed to be option certificates representing Fury Gold Options provided that the number of Options shall be deemed reduced by multiplying the number of Auryn Options previously outstanding by the Consolidation Ratio and the exercise price of the Fury Gold Options will be the previous price divided by the Consolidation Ratio. The exercise price of the Fury Gold Option may be further adjusted downwards as permitted by the policies of the TSX to provide for the distribution of the SpinCo Shares to the Auryn Shareholders by an amount that is no greater than the difference between: (i) the VWAP of the Auryn Shares for the five trading days before the Effective Date and (ii) the VWAP of the Fury Gold Shares for the five trading days commencing on and following the Effective Date.

On completion of the Arrangements, there will be Fury Gold Options to purchase 4,672,165 Fury Gold Shares arising from Auryn Options and a further 1,694,136 Eastmain Replacement Options arising from former Eastmain Options exercisable at an average price of $3.12 per Fury Gold Share.

Warrant Certificates

Each Auryn Warrant outstanding as the Effective Time will be deemed to be exchanged for Fury Gold Replacement Warrant which will be exercisable at the exercise price of the Auryn Warrant it replaces divided by the Consolidation Ratio, permitting the holder to acquire the aggregate of: (i) one Fury Gold Share times the Consolidation Ratio; (ii) one SpinCo Sombrero Share; and (iii) one SpinCo Curibaya Shares. Except as otherwise provided in the Auryn Plan of Arrangement, the term, expiry, conditions to and manner of exercising, and all other terms and conditions of a Fury Gold Option will be the same as the Auryn Warrant for which it is exchanged. No new warrant certificates will be issued by the Company. There are Auryn Warrants to purchase 500,000 Auryn Shares currently outstanding, none of which are held by insiders of Auryn.

Dissent Rights

The Auryn Interim Order provides that each Registered Auryn Shareholder will have the right to dissent and, if the Reorganization Arrangement becomes effective, to have such holder’s Auryn Shares cancelled in exchange for payment from Auryn equal to the Fair Market Value of such holder’s Auryn Shares as of the day of the Meeting in accordance with the provisions of the Auryn Interim Order. In order to validly dissent, any such Registered Auryn Shareholder must not vote any Auryn Shares in respect of which Dissent Rights have been exercised in favour of the Reorganization Arrangement Resolution, must provide Auryn with written objection to the Reorganization Arrangement by 4:00 p.m. (Vancouver time) on October 1, 2020 or two Business Days prior to any adjournment of the Meeting, and must otherwise comply with the Dissent Procedures provided in the Auryn Interim Order. A Non-Registered Auryn Shareholder who wishes to exercise Dissent Rights must arrange for the Registered Auryn Shareholder(s) holding its Auryn Shares to deliver the Dissent Notice. See “The Meeting – Dissent Rights”, Appendix “D” and Appendix “E”.

If a Dissenting Auryn Shareholder fails to strictly comply with the requirements the Dissent Rights as set out under the Auryn Interim Order, the BCBCA and the Auryn Plan of Arrangement, such holder will lose its Dissent Rights. The Dissent Rights are set out in their entirety in the Auryn Interim Order, the text of which is set out in Appendix “D” to this Circular.

It is a condition of the Reorganization Arrangement that holders of no more than 5% of Auryn Shares shall have exercised Dissent Rights (and not withdrawn such exercise).

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Income Tax Considerations

Summary of Certain Canadian Income Tax Considerations

Canadian Resident Shareholders will generally be deemed for purposes of the Tax Act to receive a dividend from Auryn on the distribution to them of SpinCo Shares, to the extent that the Fair Market Value of the SpinCo Shares received by the Resident Shareholder exceeds the paid-up capital (as determined for the purposes of the Tax Act) attributable, on a pro rata basis, to the Class A Shares exchanged. The cost of the Fury Gold Shares will be deemed to be equal to the amount, if any, by which the adjusted cost base of the Class A Shares exceeds the Fair Market Value of the SpinCo Shares received.

On the exchange of Class A Shares for Fury Gold Shares and the SpinCo Shares, a capital gain (or capital loss) may also be realized by a Resident Shareholder equal to the amount by which (a) the aggregate of the cost of the SpinCo Shares and of the Fury Gold Shares received less the amount of any dividend deemed to be received on the exchange exceeds (or is less than) (b) the aggregate of the adjusted cost base of the Class A Shares exchanged and any reasonable costs of disposition.

As set out above, if the aggregate Fair Market Value of the SpinCo Shares, at the time they are distributed on the exchange of Class A Shares for Fury Gold Shares and the SpinCo Shares, exceeds the aggregate paid-up capital of the Class A Shares, a dividend will be deemed to be paid by Auryn to Non-Resident Shareholders which will be subject to Canadian withholding tax. Auryn and any relevant intermediary, may sell the SpinCo Shares on behalf of an Auryn Shareholder who is subject to this withholding, in order to meet Auryn’s withholding tax obligations (including any applicable interest and penalties) arising as a result of any deemed dividend.

Non-Resident Shareholders of Auryn Shares will generally not be taxable in Canada with respect to any capital gains generated on the disposition of Class A Shares and Fury Gold Shares pursuant to the Reorganization Arrangement so long as such shares do not constitute “taxable Canadian property” as defined in the Tax Act.

A summary of certain Canadian federal income tax considerations in respect of the proposed Reorganization Arrangement is included under “Certain Canadian Federal Income Tax Considerations” and the foregoing is qualified in full by the information in such section.

Summary of Certain U.S. Federal Income Tax Considerations

For U.S. federal income tax purposes, it is anticipated that the Reorganization Arrangement will not be a tax-free transaction for Auryn Shareholders that are U.S. Holders. The fair market value of the SpinCo shares received should be taxable as dividend to U.S. Holders subject to the passive foreign investment company rules. The foregoing is qualified in full by the information provided in “Certain United Stated Federal Income Tax Considerations”. U.S. Holders are strongly encouraged to read that section in full and to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences to them, in light of their particular circumstances, of the Reorganization Arrangement and the ownership and disposition of the SpinCo Shares and Fury Gold Shares.

Court Approval

The Reorganization Arrangement requires Court approval under the BCBCA. In addition to this approval, the Court will be asked for a declaration following a Court hearing that the Reorganization Arrangement is fair to the Auryn Shareholders. Prior to the mailing of this Circular, Auryn submitted, along with other materials, a copy of

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

the Circular to the Court and subsequently obtained the Auryn Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and certain other procedural matters. Following receipt of Auryn Securityholder Approval, Auryn intends to make application to the Court for the Auryn Final Order at 09:45 AM (Vancouver time), or as soon thereafter as counsel may be heard, on October 7, 2020 at the Vancouver Courthouse, 800 Smithe Street, Vancouver, British Columbia, or at any other date and time as the Court may direct. McMillan LLP, counsel to Auryn, has advised that, in deciding whether to grant the Auryn Final Order, the Court will consider, among other things, the fairness of the Reorganization Arrangement to Auryn Securityholders.

Any Auryn Shareholder who wishes to appear or be represented and to present evidence or arguments at that hearing must file and serve a response to petition no later than 4:00 PM (Vancouver time) on October 5, 2020 along with any other documents required, all as set out in the Auryn Interim Order and Notice of Petition, the text of which are set out in Appendix “D” to this Circular and satisfy any other requirements of the Court. Such Persons should consult with their legal advisors as to the necessary requirements.

The Court may approve the Reorganization Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit.

The Court will be advised, prior to the hearing, that the Court’s approval of the Reorganization Arrangement (including the fairness thereof) will form a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the (i) SpinCo Shares and the Fury Gold Shares to be received by Auryn Shareholders, (ii) the Fury Gold Options to be received by the Auryn Optionholders, and (iii) the New Auryn Warrants to be received by the Auryn Warrantholders, each pursuant to the Reorganization Arrangement. See “The Meeting – Court Approval of the Reorganization Arrangement”.

Regulatory Law Matters and Securities Law Matters

Canadian Securities Law Matters

The issuance pursuant to the Reorganization Arrangement of the Fury Gold Shares and the SpinCo Shares, the issuance of Subscription Receipts under the Financing and their exchange into Fury Gold Shares (flow-through and non-flow-through) as well as all other issuances, trades and exchanges of securities under the Reorganization Arrangement, will be made pursuant to exemptions from the registration and prospectus requirements contained in applicable Canadian provincial securities legislation or, where required, exemption orders or rulings from various securities regulatory authorities in the provinces and territories of Canada where Auryn Shareholders are resident. Auryn is currently a “reporting issuer” under the applicable securities legislation in the provinces of British Columbia, Alberta and Ontario. Under National Instrument 45-102 – Resale of Securities (“NI 45-102”) (and if required, orders and rulings from various securities regulatory authorities in the provinces and territories of Canada where Auryn Shareholders are resident), the Fury Gold Shares and the SpinCo Shares received by Auryn Shareholders pursuant to the Reorganization Arrangement and the Fury Gold Shares received by holders of Subscription Receipts upon the satisfaction of Escrow Release Conditions pursuant to the Financing may be resold through registered dealers in Canadian provinces or territories without any “hold period” restriction (provided that no unusual effort is made to prepare the market or create a demand for these securities, no extraordinary commission or consideration is paid in respect of the sale and, if the seller is an insider or officer of the issuer, the seller has no reasonable grounds to believe that the issuer is in default of securities legislation). Resales of Fury Gold Shares and the SpinCo Shares will, however, be subject to resale restrictions where the sale is made from the holdings of any Person or combination of Persons holding a sufficient number of Fury Gold

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Shares or the SpinCo Shares, as the case may be, to affect materially the control of Fury Gold or the SpinCos, respectively.

See “The Meeting – Regulatory Law Matters and Securities Law Matters”.

United States Securities Law Matters

The Fury Gold Shares and the SpinCo Shares to be issued to Auryn Shareholders in exchange for their Auryn Shares, the Fury Gold Options to be issued to Auryn Optionholders and the New Auryn Warrants to be issued to the Auryn Warrantholder pursuant to the Reorganization Arrangement have not been registered under the U.S. Securities Act or applicable state Securities Laws, and are being issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof and similar or other exemptions from registration under applicable state Securities Laws. The Fury Gold Shares and the SpinCo Shares to be issued to Auryn Shareholders will be freely transferable under U.S. federal Securities Laws, except by Persons who are “affiliates” of Auryn or the SpinCos, as applicable, after the Effective Date, or were “affiliates” of Auryn or the SpinCos, as applicable, within 90 days prior to the Effective Date. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Usually this includes the directors, executive officers and principal shareholders of the issuer. See “The Meeting – Regulatory Law Matters and Securities Law Matters”.

The solicitation of proxies made pursuant to this Circular is not subject to the requirements of Section 14(a) of the Exchange Act. Accordingly, the solicitation of proxies and transactions contemplated herein are being made in accordance with Canadian corporate and Securities Laws. Auryn Securityholders should be aware that requirements under such Canadian laws may differ from requirements of the United States applicable to registration statements under the U.S. Securities Act and to proxy statements under the Exchange Act. The financial statements and other financial information included or incorporated by reference in this Circular have been prepared in accordance with IFRS as issued by issued by the International Accounting Standards Board (IASB) and thus may not be comparable to financial statements and financial information of United States companies.

NEITHER THE FURY GOLD SHARES NOR THE SPINCO SHARES TO WHICH AURYN SHAREHOLDERS WILL BE ENTITLED PURSUANT TO THE REORGANIZATION ARRANGEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

See “The Meeting – Regulatory Law Matters and Securities Law Matters”.

Other Matters – Adoption of 2020 Articles and 2020 Option Plan

As more particularly described herein the Company is proposing that Auryn Shareholders approve for a further three years the Company’s 10% rolling stock option plan (first adopted in 2017, the “2017 Option Plan”) which will incorporate all current Auryn Options and include the options reserved to replace Eastmain Options (the “Eastmain Replacement Options”) assuming the Eastmain Acquisition is completed.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Risk Factors

The following risk factors, which relate to the Reorganization Arrangement and Eastmain Acquisition to create Fury Gold, should be considered by Auryn Securityholders in evaluating whether to approve the Reorganization Arrangement, Financing and Eastmain Acquisition and by Auryn Shareholders in evaluating whether to approve the Reorganization Arrangement, Financing and Eastmain Acquisition Resolutions. These risk factors should be considered in conjunction with the risks described in Appendix “F” – Information Concerning Eastmain, Appendix “G” and Appendix “H” for information concerning the SpinCos, and Appendix “I” – Information Concerning Fury Gold to this Circular, as well as in the Auryn AIF and Eastmain AIF, which are available on SEDAR (www.sedar.com) under Auryn’s and Eastmain’s issuer profiles, respectively, together with the other information contained in or incorporated by reference into this Circular.

Risk Factors Relating to the Reorganization Arrangement and Eastmain Acquisition

Auryn Shareholders cannot be certain of the market value of the Fury Gold Shares because the distribution of the SpinCos will remove the value of the Peruvian Projects and it is uncertain how much of the value of Auryn Shares these projects represent.

There can also be no assurance that the trading price of the Fury Gold Shares will not decline following the completion of the Reorganization Arrangement and Eastmain Acquisition. Fury Gold will be less geographically diversified in that all its projects will located be in Canada.

There can be no certainty that all conditions precedent to the Reorganization Arrangement and Eastmain Acquisition will be satisfied or waived. Failure to complete the Reorganization Arrangement and Eastmain Acquisition could negatively impact the market price of Auryn Shares.

The Reorganization Arrangement and Eastmain Acquisition are subject to certain conditions that may be outside the control of the Parties, including, without limitation, the receipt of the Final Orders, the approval of the Reorganization Arrangement and Eastmain Acquisition Resolutions, the approval of the Reorganization Arrangement and Eastmain Acquisition and the receipt of any other necessary regulatory approvals in respect of the Reorganization Arrangement. There can be no certainty, nor can either Party provide any assurance, that these conditions will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. If the Reorganization Arrangement and Eastmain Acquisition are not completed, the market price of Auryn Shares may decline to the extent that the market price reflects a market assumption that the Reorganization Arrangement and Eastmain Acquisition will be completed. If the Reorganization Arrangement and Eastmain Acquisition are not completed and the Auryn Board or the Eastmain Board, as the case may be, decides to seek another merger or business combination, there can be no assurance that Auryn will be able to find a party that would better fit Auryn’s business and operations than the Reorganization Arrangement and Eastmain Acquisition represent or that Auryn will be able to undertake a business combination on equivalent on more attractive terms than those under the Arrangement Agreement. If the Reorganization Arrangement and Eastmain Acquisition are not completed, Auryn have funded the Underwriters’ expenses and 50% of the Underwriters’ commissions of approximately $600,000 without receiving any proceeds of the Financing, which could have a material adverse affect on Auryn’s financial position and consequently its operations.

There can be no assurance that the TSX and NYSE American stock exchanges will accept the Arrangements.

Completion of the Reorganization Arrangement and Eastmain Acquisition is subject to the acceptance of the TSX. There can be no assurance that the Reorganization Arrangement, Financing and Eastmain Acquisition will be approved by the requisite special majority and disinterested majority of the Auryn Shareholders and

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Securityholders, as applicable, or that Auryn will be able to satisfy the shareholder approval requirements under section 611(c) of the TSX Company Manual. If such acceptance of the TSX is not obtained, there can be no guarantee of the successful completion of the Reorganization Arrangement, Financing and Eastmain Acquisition as a condition to the closing of the Reorganization Arrangement and Eastmain Acquisition is the acceptance of the TSX, subject to standard listing conditions.

The Arrangement Agreement may be terminated by Auryn or Eastmain in certain circumstances.

Each of Auryn and Eastmain has the right to terminate the Reorganization Arrangement and Eastmain Acquisition Agreement and not complete the Reorganization Arrangement in certain circumstances such a material adverse effect affecting a party. In addition, completion of the Reorganization Arrangement and Eastmain Acquisition are subject to a number of conditions precedent, certain of which are outside the control of Auryn and/or Eastmain. There is no certainty, nor can either Party provide any assurance, that these conditions will be satisfied or waived.

Potential payments to Auryn Shareholders who exercise Dissent Rights could have an adverse effect on the Fury Gold’s financial condition or prevent the completion of the Reorganization Arrangement.

Auryn Shareholders (but not holders of Auryn Options or Auryn Warrants) have the right to exercise Dissent Rights and demand payment equal to the fair value of their Auryn Shares in cash. If Dissent Rights are exercised in respect of a significant number of Auryn Shares but less than 5%, a substantial cash payment may be required to be made to such Auryn Shareholders, which could have an adverse effect on Fury Gold’s financial condition and cash resources. Further, Auryn’s obligation to complete the Reorganization Arrangement and Eastmain Acquisition is conditional upon dissent rights not being exercised by Auryn Shareholders or Eastmain Shareholders holding more than 5% of the issued and outstanding Auryn Shares or Eastmain Shares respectively. Accordingly, the Reorganization Arrangement and Eastmain Acquisition may not be completed if Auryn Shareholders or Eastmain exercise Dissent Rights in respect of more than 5% of the issued and outstanding Auryn Shares or Eastmain Share respectively.

The unaudited pro forma consolidated financial statements of Fury Gold are presented for illustrative purposes only and may not accurately reflect Fury Gold’s financial condition or results of operations following the Reorganization Arrangement, Financing and Eastmain Acquisition.

The unaudited pro forma consolidated financial statements contained in this Circular are presented for illustrative purposes only as of their respective dates and may not be an indication of the financial condition or results of operations of Fury Gold following the Reorganization Arrangement and Eastmain Acquisition for several reasons. For example, the unaudited pro forma consolidated financial statements have been derived from the respective historical financial statements of Auryn and Eastmain, and certain adjustments and assumptions made as of the dates indicated therein may not be fully relevant to Fury Gold and other adjustments and assumptions have been made to give effect to the Reorganization Arrangement and Eastmain Acquisition and the other respective relevant transactions which may not, with the passage of time, turn out to be relevant or correct. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy.

Auryn has relied on information made available to it by Eastmain.

Other than publicly-available information, all historical information relating to Eastmain presented in this Circular, has been provided in exclusive reliance on the information made available by Eastmain to Auryn and its

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

representatives. Although Auryn has reviewed this information and has no reason to doubt the accuracy or completeness of the information provided by Eastmain, any inaccuracy or omission in such information contained in this Circular could arise for human error or inadvertence and result in unanticipated reductions in estimated size or grade of mineral resources, increased liabilities or expenses, increase the cost of integrating Fury Gold or adversely affect the operational plans of the combined entities and its result of operations and financial condition.

If Auryn is unable to complete the Reorganization Arrangement and Eastmain Acquisition or if completion of the Reorganization Arrangement and Eastmain Acquisition is delayed, there could be a material and adverse effect on Auryn’s business, financial condition, operating results and/or the price of the Auryn Shares.

If the Reorganization Arrangement and Eastmain Acquisition is not completed, the market price of the Auryn Shares may decline and its business may suffer. In addition, Auryn will remain liable for significant consulting, accounting and legal costs relating to the Reorganization Arrangement and Eastmain Acquisition and will not realize the anticipated synergies, growth opportunities and other benefits of the Reorganization Arrangement and Eastmain Acquisition. If the Reorganization Arrangement and Eastmain Acquisition are delayed, the achievement of these synergies and the realization of these growth opportunities could be delayed and may not be available to the same extent.

While the Reorganization Arrangement and Eastmain Acquisition is pending, Auryn is restricted from taking certain actions.

The Arrangement Agreement restricts Auryn from taking certain specified actions until the Reorganization Arrangement and Eastmain Acquisition is completed without the consent of Eastmain. These restrictions may prevent Auryn from pursuing attractive business opportunities that may arise prior to the completion of the Reorganization Arrangement.

Management time and attention diverted from the existing business of Auryn.

Significant management time and attention has and will be diverted from the existing business of Auryn in order to undertake the Reorganization Arrangement and Eastmain Acquisition, which could have an adverse impact on Auryn.

Completion of the Reorganization Arrangement and Eastmain Acquisition is subject to the condition that a Material Adverse Effect has not occurred

The completion of the Reorganization Arrangement and Eastmain Acquisition is subject to the condition that, among other things, there shall not have occurred a Material Adverse Effect on or prior to the date of the Reorganization Arrangement and Eastmain Acquisition which is continuing as at the Effective Date. Although a Material Adverse Effect excludes certain events, including events in some cases that are beyond the control of Auryn, there can be no assurance that a Material Adverse Effect will not occur prior to the Effective Time. If such a Material Adverse Effect occurs and Auryn or Eastmain, as applicable does not waive the same, the Reorganization Arrangement and Eastmain Acquisition would not proceed.

The completion of the Reorganization Arrangement and Eastmain Acquisition may be delayed due to health epidemics and other outbreaks of communicable diseases.

The emergence of COVID-19 could adversely impact the ability of the parties to obtain necessary approvals or delay or hinder the integration of Auryn and Eastmain.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Risk Factors Related to Fury Gold

Fury Gold may be unable to successfully integrate the businesses of Auryn and Eastmain and realize the anticipated benefits of the Reorganization Arrangement and Eastmain Acquisition.

Auryn and Auryn are proposing to complete the Reorganization Arrangement and Eastmain Acquisition to strengthen the position of each entity in the mining industry and to, among other things, combine the assets of both companies to realize certain benefits, including those set forth in this Circular under the heading “The Reorganization Arrangement and Eastmain Acquisition – Reasons for the Auryn Board and Auryn Board Recommendations”. Achieving the benefits of the Reorganization Arrangement and Eastmain Acquisition depends in part on the ability of Fury Gold to (i) effectively fund and develop Fury Gold’s key projects (ii) capitalize on its increased scale, (iii) realize the anticipated capital and operating synergies, (iv) profitably sequence the growth prospects of its asset base, (v) maximize the potential of its improved growth opportunities, and (vi) maximize capital funding opportunities. A variety of factors, including those risk factors set forth in this Circular and in the documents incorporated by reference herein, may adversely affect the ability of Fury Gold to achieve the anticipated benefits of the Reorganization Arrangement and Eastmain Acquisition.

There are risks related to the integration of the existing businesses of Auryn and Eastmain.

The ability to realize the benefits of the Reorganization Arrangement and Eastmain Acquisition including, among other things, those set forth in this Circular under the heading “The Reorganization Arrangement and Eastmain Acquisition – Reasons for the Auryn Board and Auryn Board Recommendations”, will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities of Fury Gold following completion of the Reorganization Arrangement and Eastmain Acquisition, and from operational matters during this process.

The mineral resource estimates on the Eau Claire Project may not be accurate.

The figures for mineral resources in respect of the Eau Claire Project are estimates only and no assurance can be given that the tonnages and grades are accurate, will in future be converted into reserves or can in future be mined or processed profitably. Actual mineral resources may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond Fury Gold’s control.

Fury Gold will face competition for mineral interest acquisitions and the mining industry is competitive in all stages.

The mining industry is intensely competitive in all its phases and Fury Gold will compete with many companies possessing greater financial and technical resources than Fury Gold. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding the exploration, development, construction and operation of such properties. Many competitors not only explore for and mine precious metals but conduct refining and marketing operations on a global basis. Such competition may result in Fury Gold being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Existing or future competition in the mining industry could materially adversely affect Fury Gold’s prospects for mineral exploration and success in the future. Higher gold prices may encourage increases in mining exploration, development and construction activities, which may result in increased demand for, and cost of, exploration, development and construction services and equipment. Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, or at all, and increase potential scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays or both.

The issuance of the Fury Gold Shares and Eastmain Replacement Options for the Eastmain Acquisition could adversely affect the market price of Fury Gold Shares.

If the Reorganization Arrangement and Eastmain Acquisition are completed, a significant number of additional Auryn Shares will be issued, or reserved for issuance, and will become available for trading in the public market. The increase in the number of Fury Gold Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Fury Gold Shares.

The operations of the Fury Gold will be dependent on the market price of mineral commodities.

The profitability of Fury Gold’s future operations will be dependent upon the market price of mineral commodities. Mineral prices, including the price of gold, fluctuate widely and are affected by numerous factors beyond the control of Fury Gold. One such factor is COVID-19, which has caused significant fluctuations of the market price and volatility of commodities. The level of interest rates, the rate of inflation, the world supply and liquidity of mineral commodities and the stability of exchange and future rates can also all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and on-going political developments. The price of mineral commodities, including the price of gold, has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on Fury Gold’s business, financial condition and results of operations.

Fury Gold may not realize the benefits of its growth projects.

As part of its strategy, Fury Gold will continue its efforts to acquire new mineral projects and will have an expanded portfolio of such projects. A number of risks and uncertainties are associated with the exploration and development of mineral projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

Risk Factors Related to the Operations of Auryn

Whether or not the Reorganization Arrangement and Eastmain Acquisition is completed, Auryn will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed in the annual audited consolidated financial statements of Auryn and the notes thereto for each of the years ended December 31, 2019 and 2018 and related management discussion and analysis and in the Auryn Annual Information Form each of which are incorporated by reference into this Circular and have been filed on SEDAR (www.sedar.com) under Auryn’s issuer profile.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Auryn for use at the Meeting, to be held on October 5, 2020, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of Auryn at nominal cost paid by Auryn. Auryn has also retained Laurel Hill to provide the following services in connection with the Meeting: review and analysis of the Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing Auryn Shareholder, Auryn Optionholder and Auryn Warrantholder communication and engagement strategies, advice with respect to Meeting and proxy protocol, reporting and reviewing the tabulation of Auryn Securityholder proxies, and the solicitation of Auryn Shareholder, Auryn Optionholder and Auryn Warrantholder proxies including contacting Auryn Shareholders, Auryn Optionholder and Auryn Warrantholder by telephone. Auryn will pay a fee of $60,000 for these services plus out of pocket expenses.

Auryn Shareholders, Auryn Optionholders and Auryn Warrantholders can contact Laurel Hill at the contact information located on the cover page of this Circular.

How a Vote is Passed

At the Meeting, Auryn Securityholders will be asked, among other things, to consider and to vote to approve the Reorganization Arrangement Resolution approving the Reorganization Arrangement. To be effective, the Reorganization Arrangement must be approved by a resolution passed by: A) not less than two-thirds of the votes cast by Auryn Shareholders; and B) not less than two- thirds of the votes cast by Auryn Securityholders, voting together as a single class, with the Auryn Optionholders having one vote for each Auryn Option held and the Auryn Warrantholders having one vote for each Auryn Warrant held, in each case, voting in person (online) or by proxy at the Meeting.

The Eastmain Acquisition Resolution and the Financing Resolution need to be passed by simple majorities (50% +1) while the Financing Resolution needs to be passed by “disinterested” Auryn Shareholders. Accordingly, any Auryn Shares held by Auryn Shareholders participating in the Financing will be excluded from voting on the Financing Resolution. Auryn does not presently know for certain if current Auryn Shareholders will participate in the Financing but procedures are in place to ensure that each investor in the Financing must certify as to any existing ownership or control over holdings of Auryn voting securities and must abstain from voting on the Financing in respect of those securities.

Who can Vote?

Only Auryn Shareholders can vote on all matters to come before the Meeting. If you are a Registered Auryn Shareholder, Auryn Optionholder or Auryn Warrantholder as at August 24, 2020, you are entitled to attend at the Meeting online and cast a vote for each Auryn Share, Auryn Warrant and Auryn Option registered in your name on the Reorganization Arrangement Resolution. If the Auryn Shares, Auryn Warrants or Auryn Options are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf, but documentation indicating such officer’s authority should be presented at the Meeting. If you are a Registered Auryn Shareholder, Auryn Warrantholder or Auryn Optionholder but do not wish to, or cannot, attend the Meeting online you can appoint someone who will attend the Meeting and act as your proxyholder to vote in accordance with your instructions. If your Auryn Shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled “Non-Registered Holders” set out below.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

It is important that your Auryn Shares, Auryn Warrants and Auryn Options be represented at the Meeting regardless of the number of Auryn Shares or Auryn Options you hold. If you will not be attending the Meeting in person, we encourage you to complete, date, sign and return your form of proxy as soon as possible so that your Auryn Shares and/or Auryn Options will be represented.

How do I Vote?

Registered Auryn Shareholders, Auryn Optionholders or Auryn Warrantholders can vote in a number of ways:

•	Mail: To the offices of Computershare Investor Services Inc. Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1;

•	Fax: Computershare Investor Services Inc.: 416-263-9524 (toll-free: 1-866-249-7775);

•	Online: Go to the website indicated on the proxy form (www.investorvote.com) and follow the instructions on the screen;

•	Phone: Call the toll-free number indicated on the proxy form (1-866-732-VOTE) and follow the instructions using your 15 digit control number located at the bottom left hand corner of your proxy;

•	Online: Virtually at the Meeting (see Appendix “M” – Online Voting Guide); or

•	Ask Laurel Hill to assist you in completion a proxy. Laurel Hill’s phone number is on the cover page of this Circular.

Appointment of Proxies / Appointing a Proxyholder

The persons named in the enclosed form of proxy are each either a director or an officer of Auryn. An Auryn Securityholder who wishes to appoint some other person to represent such Auryn Securityholder at the Meeting may do so by crossing out the name on the form of proxy and inserting the name of the person proposed in the blank space provided in the enclosed form of proxy. Such other person need not be an Auryn Securityholder. If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy are appointed to act as your proxyholder.

Regardless of who you appoint as your proxyholder, you can either instruct that appointee how you want to vote or you can let your appointee decide for you. In order to be valid, you must return the completed form of proxy to our transfer agent, Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 or by toll free North American fax number 1-866-249-7775, or by international fax number 1-416-263-9524 and you are required to register your proxy with Computershare at www.computershare.com/ forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting. The Chair of the Meeting may waive the proxy cut-off time at his discretion without notice.

What is a Proxy?

A form of proxy is a document that authorizes someone to attend the Meeting and cast your votes for you. We have enclosed a form of proxy with this Circular. You should use it to appoint a proxyholder, although you can also use any other legal form of proxy.

Appointing a Proxyholder

The persons named in the enclosed form of proxy are each either a director or an officer of Auryn. If you are an Auryn Securityholder entitled to vote at the Meeting, you have the right to appoint a person or company other

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

than either of the persons designated in the form of proxy. An Auryn Securityholder who wishes to appoint some other person to represent such Auryn Securityholder at the Meeting may do so by crossing out the name on the form of proxy and inserting the name of the person proposed in the blank space provided in the enclosed form of proxy. Such other person need not be an Auryn Securityholder. To vote your Auryn Shares, Auryn Warrants or Auryn Options, your proxyholder must attend the Meeting and follow the procedures set out Appendix “M” for attending online. If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy are appointed to act as your proxyholder.

Instructing your Proxy and Exercise of Discretion by your Proxy

You may indicate on your form of proxy how you wish your proxyholder to vote your Auryn Shares, Auryn Warrants or Auryn Options. To do this, simply mark the appropriate boxes on the form of proxy. If you do this, your proxyholder must vote your Auryn Shares, Auryn Warrants or Auryn Options in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the Meeting, your proxyholder can vote your Auryn Shares, Auryn Warrants or Auryn Options as he or she thinks fit. If you have appointed the persons designated in the form of proxy as your proxyholder they will, unless you give contrary instructions, vote FOR all of the resolutions set out in the Form of Proxy provided by Management for the Meeting, and for the nominee named in this Circular for election as directors of Auryn.

Further details about these matters are set out in this Circular. The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified on the Notice of Meeting. At the time of printing this Circular, the management of Auryn is not aware of any other matter to be presented for action at the Meeting. If, however, other matters do properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters. Proxy holders will be asked to approve the Upsizing of the Financing to $23.0 million increased from an originally planned $22.5 million.

Changing your mind

If you want to change your vote you can by: (a) attending the Meeting and voting in person if you were a Registered Auryn Shareholder, Auryn Warrantholder or Auryn Optionholder at the Record Date of August 24, 2020; (b) voting again online at least 48 hours before the Meeting; (c) signing and returning a proxy bearing a later date; (d) signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the Registered Office of Auryn located at Suite 1500 – 1055 West Georgia St. Vancouver, BC V6E 4N7; or (e) in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 10:00 a.m. (Vancouver time) on the last Business Day before the day of the Meeting or delivered to the person presiding at the Meeting before it commences. Registered Auryn Shareholders, Auryn Warrantholders and Auryn Optionholders who revoke their proxy and do not replace it with another that is deposited with us before the deadline, may still vote their shares and options, but to do so they must attend the Meeting in person. Non-Registered Shareholders who wish to change their vote must provide instructions in advance of the cut-off date specified by its Intermediary, so that the Intermediary can change the voting instructions on behalf of the Non-Registered Shareholder.

Non-Registered Holders

The Notice of Meeting, the Circular and the proxy-related materials (collectively, the “Meeting Materials”) are being sent to both registered and non-registered holders of Auryn Shares and to holders of Auryn Warrants and

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Auryn Options. Non-registered shareholders are either “objecting beneficial owners” or “OBOs”, who object to intermediaries disclosing information about their identity and ownership in the Corporation or “non- objecting beneficial owners” or “NOBOs”, who do not object to such disclosure. All Auryn Options and Auryn Warrants are registered in the names of the holders, therefore this section is not applicable to them. If your Auryn Shares are not registered in your own name, they will be registered either:

•

in the name of an Intermediary that the Non-Registered Shareholder deals with, in respect of the Auryn Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

•	in the name of a depository such as DTC or CDS.

In accordance with Canadian securities Laws and the Auryn Interim Order, Auryn has caused to be distributed copies of the Meeting Materials to DTC, CDS and Intermediaries for onward distribution to Non-Registered Shareholders. Auryn intends to pay for intermediaries to deliver the Meeting Materials to OBOs. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “VIF”) which the Intermediary must follow. Typically, the VIF will consist of a one-page pre-printed form. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge in Canada and in the United States. Broadridge typically prepares a machine-readable VIF, mails those forms to Non-Registered Shareholders and asks Non-Registered Shareholders to return the forms to Broadridge or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Additionally, Auryn may utilize Broadridge’s QuickVoteTM service to assist eligible Auryn Shareholders with voting their shares directly over the phone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Auryn Shares to be represented at the Meeting. Sometimes, instead of the one-page pre-printed form, the VIF will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for this form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Auryn Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare.

In either case, the purpose of these procedures is to permit Non-Registered Auryn Shareholders to direct the voting of their Auryn Shares. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote virtually (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholder should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered and contact their broker or Intermediaries promptly if they need assistance.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Non-Registered holders may vote in the following ways:

•	Internet Vote – www.proxyvote.com (enter the 16-digit control number provided on your voting information form to vote);

•	Telephone Vote – As provided by financial intermediaries; or

•	Online at the virtual Meeting – if they have appointed themselves as proxyholder (see Appendix “M” – Online Voting Guide).

If you have voted and wish to change your voting instructions, you should contact your nominee to discuss whether this is possible and what procedures you must follow.

If your Auryn Shares are not registered in your own name, Auryn’s transfer agent will not have a record of your name and, as a result, unless your nominee has appointed you as a proxyholder, will have no knowledge of your entitlement to vote. If you wish to vote at the virtual Meeting, you must appoint yourself as proxyholder by inserting your own name in the space provided on the form of proxy or VIF sent to you by your intermediary, and follow all of applicable instructions provided by your intermediary AND you must also register yourself as your proxyholder, at by 10:00 a.m. (Vancouver time) on October 1, 2020. By doing so, you are instructing your intermediary to appoint you as proxyholder. Non-registered Shareholders who have not appointed themselves as proxyholder (and registered as instructed below) cannot vote online during the Meeting.

If you are an U.S. Non-Registered Holder, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare Investor Services Inc.

100 University Avenue

8th Floor

Toronto, Ontario

M5J 2Y1

OR

Email: USLegalProxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than 10:00 a.m. (Vancouver time) on October 1, 2020. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Meeting and vote your Auryn Shares at https://web.lumiagm.com/481668070 (password: auryn2020) during the Meeting. Please note that you are required to register your appointment with Computershare at www.computershare.com/Auryn at least 48 hours before the Meeting.

Voting Securities and Principal Holders

The Auryn Board has fixed August 24, 2020 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Auryn Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Auryn Shares. As of the Record Date, there were 108,225,734 Auryn Shares issued and outstanding, each carrying the right to one vote. There are no Common Shares held in escrow. No group of shareholders has the right to elect a specified number of directors, nor are

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

there cumulative or similar voting rights attached to the Auryn Shares. The Company is also authorized to issue an unlimited number of preferred shares. There were no preferred shares issued and outstanding as at the Record Date.

To the knowledge of the directors and executive officers of the Company, the following corporation beneficially owned, directly or indirectly, or exercised control or direction over, Auryn Shares carrying more than 10% of the voting rights attached to all outstanding Auryn Shares as at the Record Date:

Shareholder Name(1)	Number of Common Shares Held		Percentage of Issued Common Shares
Goldcorp Inc., a wholly owned subsidiary of Newmont Corporation	11,124,228	(1)	10.27%

Note:

(1)	The above information was obtained from public sources.

Financial Statements

The audited consolidated financial statements of the Company for its fiscal year ended December 31, 2019, together with the report of the auditor and the related management discussion and analysis, will be placed before the AurynShareholders at the Meeting (together, the “financial statements”). The financial statements are filed with the securities commissions or similar regulatory authorities in British Columbia, Alberta and Ontario. Auryn Shareholders may review or download the statements via the Internet on SEDAR at www.Sedar.com.

Votes Necessary to Pass Resolutions

In order to implement the Reorganization Arrangement, it must be approved, with or without amendment, by: (a) at least two-thirds of the votes cast in respect of the Reorganization Arrangement Resolution by Auryn Shareholders; and (b) at least two-thirds of the votes cast in respect of the Reorganization Arrangement Resolution by Auryn Shareholders, Auryn Optionholders and Auryn Warrantholders, voting as a single class, with Auryn Optionholders having one vote for each Auryn Option held and Auryn Warrantholders having one vote for each Auryn Warrant held, in each case, online or represented by proxy at the Meeting. The Eastmain Acquisition must be approved by a simple majority of the votes cast in respect of the Eastmain Acquisition Resolution by Auryn Shareholders online or represented by proxy at the Meeting. The Financing must be approved by a simple majority of the votes cast in respect of the Financing Resolution by disinterested Auryn Shareholders (excluding the votes of any Auryn Shareholder know to be participating in the Financing) online or represented by proxy at the Meeting. The requisite majorities required to approve the equity option incentive plans (2020 Option Plan) is a simple majority (50%+1) of the votes cast by Auryn Shareholders and for the 2020 Articles, a special majority (2/3) of the votes cast by Auryn Shareholders, in each case, online or represented by proxy at the Meeting. Directors are elected by a simple plurality of votes.

Election of Directors

The size of the Auryn Board was set at seven (7) directors by ordinary resolution at the June 5, 2019 shareholders meeting however the Auryn Board has determined that the number of directors on the Auryn Board for the ensuing year will be increased to eight (8). Saga Williams and Michael Timmins (who will be the new Chief Executive Officer of Fury Gold) are being nominated to be directors. Auryn Shareholders will therefore be asked to approve a resolution to set the number of persons to be elected to an Auryn Board position at the Meeting at eight (8) for the ensuing year. If the Eastmain Acquisition is completed it is intended that three of the directors nominated herein (Messrs. Wallace, Fretwell and Arribas) will resign and two nominees from Eastmain (Messrs. Schultz and Hoffman) will join the Board. Brief bios follow for all these persons.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the BCBCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following disclosure sets out the names of management’s nominees for election as directors, all major offices and positions held by each nominee with the Company and any of its significant affiliates, each nominee’s principal occupation, business or employment (for the five preceding years for new director nominees), the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the Record Date:

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Ivan James Bebek Executive Chairman, Director British Columbia, Canada	Since November 2, 2009	5,063,000

Shawn Wallace(8) President, Chief Executive Officer, Director British Columbia, Canada	Since May 7, 2013	2,912,633

Steve Cook(2)(3)(4)(5) Director British Columbia, Canada	Since October 28, 2013	1,050,324	(7)

Gordon J. Fretwell(2)(3)(4)(5)(8) Director British Columbia, Canada	Since October 28, 2013	145,784

Jeffrey R. Mason(2)(3)(4)(5) Director British Columbia, Canada	Since February 7, 2019	800,000

Antonio Arribas(8) Director Texas, U.S.	Since August 17, 2015	180,000

Alison Sagateh (“Saga”) Williams Director Nominee Ontario Canada	Proposed Director	Nil

Michael Timmins(6) Director Nominee British Columbia Canada	Proposed Chief Executive Officer Nominee	Nil	(6)

Notes:

(1)	The information as to Auryn Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
(2)	Member of Audit Committee.
(3)	Member of Compensation Committee.
(4)	Member of Nominating and Governance Committee.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

(5)	Member of Mergers and Acquisitions Committee.
(6)	Mr Timmins will be employed as the new Chief Executive Officer of Fury Gold upon completion of the Eastmain Acquisition.
(7)	935,324 of these Common Shares are held by SM Cook Legal Services Law Corporation, a company over which Mr. Cook has control and direction.
(8)

Messrs Wallace, Fretwell and Arribas will resign in the event of completion of the Eastmain Acquisition and Messrs Schultz and Hoffman will replace them leaving a vacancy until the position is filled. Mr Kosowan will not stand for re-election.

Occupation, Business or Employment of Nominees

Ivan James Bebek – Mr. Bebek is Executive Chairman and Director of the Company. Mr. Bebek has over 18 years’ of experience in mineral project acquisition and financing. Mr. Bebek was formerly the President, CEO and co-founder of Cayden Resources, which was sold to Agnico Eagle Mines for $205 million in November 2014, and a co-founder of Keegan Resources (now Galiano Gold). Mr. Bebek is a co-founder, Co-Chairman and Director of Torq Resources (formerly Stratton Resources).

Shawn Wallace – Mr. Wallace is President, Chief Executive Officer and Director of the Company. Mr. Wallace has been involved in all aspects of the mining industry, from mineral exploration and project management, to financing, mergers & acquisitions, and corporate development. Over the past 30 years, Mr. Wallace has been instrumental in building numerous high-quality mineral exploration, development, and production companies including co-founding Cayden Resources, which was acquired by Agnico Eagle Mines for $205 million. Mr. Wallace is also a co-founder and Director of Asanko Gold (now Galiano Gold) and a co-founder, Co-Chairman and Director of Torq Resources.

Steve Cook – Mr. Cook is a practicing tax partner at the law firm of Thorsteinssons LLP, in Vancouver. Mr. Cook received his B. Comm. and LL.B. degrees from the University of British Columbia and was called to the British Columbia Bar in 1982. Mr. Cook is a specialist in corporate and international tax planning, offshore structures, representation, and civil and criminal tax litigation. Mr. Cook has served on the board of Brett Resources prior to it being acquired by Osisko Mining and Cayden Resources prior to it being acquired by Agnico Eagle Mines. Mr. Cook currently serves as a Director of Torq Resources and Lasalle Exploration.

Gordon J. Fretwell – Mr. Fretwell holds a B. Comm. degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver, practicing primarily in the areas of corporate and securities law. He currently serves on the board of several public companies engaged in mineral exploration including: Asanko Gold (now Galiano Gold) Canada Rare Earth Corporation and RE Royalties Ltd.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Jeffrey R. Mason – Mr. Mason is a CPA and holds an ICD designation. Mr. Mason has extensive experience in the exploration, development, construction and operation of precious and base metals projects in the Americas, Asia and Africa, including 15 years as a Principal, Director and Chief Financial Officer for the Hunter Dickinson Inc. group of companies. Mr. Mason began his career with Deloitte LLP as a CPA, followed by six years at Barrick Gold Corporation. Overall, Mr. Mason has served as Chief Executive Officer, Chief Financial Officer, Corporate Secretary and Board Director for over 20 public companies listed on the TSX, TSXV, NYSE American and NASDAQ. Most recently Mr. Mason was the Chair of the board and interim CEO of Great Panther Mining. Mr. Mason currently serves as an independent Director of Torq Resources.

Antonio Arribas – Mr. Arribas holds a BA and MSc in Geology from the Universidad de Salamanca and a PhD from the University of Michigan. He is a world-renowned expert on Au-Cu-Ag deposits with over 20 years’ experience in the mineral exploration industry across multiple companies and geographic regions. Mr. Arribas has held a variety of positions including Vice President Geoscience at BHP Billiton Minerals Exploration in Singapore (2013), Senior Manager Geosciences at Newmont Mining Corp. (2012) in Denver, Colorado, and Exploration Manager South America at Placer Dome Exploration in Reno, Nevada (2006). Mr. Arribas is a Professor in Economic Geology and holder of the Kenneth F. and Patricia Clark Distinguished Chair at the University of Texas at El Paso. In 2013, Mr. Arribas served as President of the Society of Economic Geologists, Inc. (SEG), where he continues to be a member.

Michael Timmins – Mr. Timmins brings over 20 years of experience as a mining executive from his work with a number of companies, including Agnico Eagle Mines and Placer Dome. Mr. Timmins was Vice President of Corporate Development at Agnico, where he played a key role in the development of the Kittila mine in northern Finland and in the acquisition of Osisko Mining for C$3.9 billion. He has degrees from Queen’s University (EMBA), the University of British Columbia (M. Sc. Metallurgy) and Bishop’s University (B.Sc.). Mr. Timmins also serves as a Director and Audit Committee member for Excellon Resources.

Alison Sagateh (“Saga”) Williams – Ms. Williams, LLB has worked in Indigenous communities in government and corporate roles in the capacity of legal counsel, negotiations and governance, and as a strategic advisor, for over 20 years. Ms. Williams has been on negotiation teams that have successfully settled over $1 billion in agreements and has worked on Indigenous community engagement and negotiations to support national energy and mining projects. Ms. Williams teaches at Osgoode Hall Law School as an Adjunct Professor and supports student led negotiations focussing on consultation, Indigenous rights and reconciliation. Over the last 25 years, she has also held many non-profit board positions. Ms. Williams is Anishinaabe, a member of Curve Lake First Nation, and is currently an elected official for her community.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Pursuant to the Arrangement Agreement, Michael Hoffman and Blair Schultz will be appointed Directors of Fury Gold if the Eastmain Acquisition is completed (in place of Messrs Arribas, Wallace, and Fretwell who will retire to allow for the two new appointments plus leave an additional vacancy):

Michael Hoffman – Mr. Hoffman, a director of Eastmain since March 2016, is an experienced mining executive with over 30 years of practice in the mining industry including engineering, mine operations, corporate development, projects and construction. He has direct experience in a number of commodities including coal, precious metals, base metals and potash. Mr. Hoffman also has direct northern Canadian mining experience including operations and projects. In addition to being a director of Eastmain, he is also a director of Trevali Mining Corporation and of Havilah Mining. He has experience serving on audit committees, sustainability committees, nominating and governance and compensation committees. Mr. Hoffman holds a Bachelor of Applied Science, Mining Engineering from Queen’s University and is a Professional Engineer in the province of Ontario.

Blair Schultz – Mr. Schultz, a director since April 2016 and brings over 20 years of experience in financial, operational, project finance and capital markets experience. Mr. Schultz served as Interim CEO of Havilah Mining from June 2018 to January 2019. He is Chairman of Board of Directors for Havilah Mining (from March 2018) and Ring the Bell Capital Corp (CPC launched February 2018) and formerly for Klondex Mines Ltd. (from June 2012 to September 2018), OK2 Minerals (since August 2016 to September 2018), and VMS Ventures Inc. (from July 2015 to April 2016). His board duties have included Chairman, Audit Committee Chair, Special Committee Chair and members of Compensation, Governance, Health and Safety and Nomination committees. From October 2016 to September 2017, Blair became interim President and CEO of Langhaus Financial, a firm that designs customized wealth and capital planning structures and lends capital through debt and private equity for Canada’s leading mid-market entrepreneurs. He served as Chairman of Klondex from June 2012 to September 2014. As Chairman, Mr. Schultz played a vital role in restructuring the Company and later took a temporary role with the executive at Klondex from September 2014 to August 2015. Prior to his time at Klondex, Mr. Schultz spent 13 years from 2001 to 2014 with K2 and Associates Investment Management Inc. He was Vice President and held various positions most notably, Head of Special Situations, Portfolio Management and Trading.

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Cease Trade Orders and Bankruptcy

Except as set out below, within the last 10 years before the date of this Circular, to the knowledge of the Company, no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Circular is prepared) or acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Gordon Fretwell was a director of TSXV listed Lignol Energy Corporation (“Lignol”) from January 2007 to May 2015. Lignol went into receivership on August 22, 2014.

Jeffery Mason was a director since March 2015 of the online shoe retailer Shoes.com Technologies Inc., a private BC company, and was a director since September 2016 of certain of its wholly-owned private subsidiary companies, including Shoes.com, Inc., a Delaware company, and Onlineshoes.com, Inc., a Washington State company, but was never a director of Shoeme Technologies Limited, a Canadian Federal private company (together, Shoeme Technologies Limited, Shoes.com Technologies Inc., Shoes.com, Inc. and Onlineshoes.com, Inc., the “Shoes Private Companies”). In September 2016, following the resignation of the prior chief financial officer, Mr. Mason assumed the role of interim chief financial officer of the Shoes Private Companies. Due in part to an increasing competitive landscape, the Shoes Private Companies became insolvent, and were not believed to be financeable. The boards of directors of the Shoes Private Companies determined that the interests of stakeholders would be best protected by placing the Shoes Private Companies into receivership in February 2017. Mr. Mason resigned as interim chief financial officer and director of the Shoes Private Companies in February 2017.

Mr. Mason was a director of Red Eagle Mining Corporation, a TSX listed company, commencing on January 1, 2010 continuing to his resignation on June 22, 2018. Subsequently, on November 9, 2018, the secured lenders gave default notice and a demand letter under the secured credit facility advised of their intention to appoint FTI Consulting as receiver over Red Eagle Mining’s assets. Red Eagle Mining had negotiated a restructuring, announced August 24, 2018, under which the secured lenders would write off a significant part of their debt to enable Red Eagle Mining to recommence operations, but the restructuring was contingent upon a U.S.$38 million equity financing from Annibale SAC, personally guaranteed by its principal Fernando Palazuelo. Annibale SAC defaulted on that commitment and as a result, the restructuring could not proceed.

Conflicts of Interest

Directors and officers of Auryn are also directors, officers and/or promoters of other reporting and non-reporting issuers which raises the possibility of future conflicts in connection with mineral property opportunities which they may become aware of and have a duty to disclose to more than the issuer on whose board they serve. This type of conflict is common in the junior resource exploration industry where directors offer serve on several boards in the same industry. Conflicts, if any actually arise, will be subject to the disclosure and abstention procedures under the BCBCA.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Majority Voting Policy

The Auryn Board believes that each of its members should carry the confidence and support of its shareholders. To this end, on April 12, 2017 the Auryn Board adopted a majority voting policy for the election of directors. The policy provides that if a nominee for election as director receives a greater number of “withheld” votes than “for” votes, that nominee will tender a resignation to the Chair of the Auryn Board following the meeting of shareholders at which the director is elected. The Auryn Board will consider the offer of resignation and announce its decision on whether to accept it in a press release within 90 days following the shareholder meeting.

In its deliberations, the Auryn Board will consider all factors it deems relevant including any stated reasons why shareholders “withheld” votes from the election of that director, the length of service and the qualifications of the director, the director’s contributions to the Company, the effect such resignation may have on the Company’s ability to comply with any applicable governance rules and policies and the dynamics of the Auryn Board, and whether the resignation would be in the best interests of the Company. The Auyrn Board will be expected to accept the resignation except in situations where extenuating circumstances would warrant the director to continue to serve.

This policy only applies in circumstances involving an uncontested election of directors, being those where the number of director nominees is the same as the number of directors to be elected to the Auryn Board. This policy is now part of the governance policies on the Company’s website.

Proposed Advisory Board

The Auryn Board intends that Fury Gold will have an advisory board with a mandate to seek input into Fury Gold’s corporate development strategy. Each member of the advisory board will be subject to a customary advisory board member agreement requiring confidentiality and non-competition in consideration for compensation which will be commensurate with the time and effort requests made of the advisory board members from time to time.

Shawn Wallace:

Mr. Wallace is expected to retire from the Auryn Board concurrently with completion of the Eastmain Acquisition. He has been involved in all aspects of the mining industry, from mineral exploration and project management, to financing, mergers & acquisitions and corporate development. Over the past 30 years, Mr. Wallace has been instrumental in building numerous high-quality mineral exploration, development and production companies, including co-founding Cayden Resources, which was acquired by Agnico Eagle Mines for $205 million. Mr. Wallace is also a co-founder and Director of Asanko Gold (now Galiano Gold) and a co-founder, Co-Chairman and Director of Torq Resources.

Laurie Curtis:

Mr. Curtis is a professional geologist who has spent over 50 years exploring and developing mining assets, especially in the Americas. He founded Intrepid Minerals, which transitioned through merger and acquisition to Intrepid Mines, which became a gold producer and developer. He has been actively involved as Director on the boards of several junior developers with producing mines, including Wheaton River Minerals, High River Gold Mines, Breakwater Resources and Buryatzoloto. Later in his career, Laurie shifted to the financial sector as a Mining Research Analyst for Clarus Securities then subsequently as Vice President, Senior Analyst for Dundee Capital Markets. He joined Eastmain as a Director and Chairman in September 2015 and currently also serves as a Director of Excellon Resources. Laurie graduated with a BSc (Hons) from the Australian National University, a PhD at University of Toronto, and is Registered Professional Geoscientist in Ontario.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Corporate Disclosure Policy

Auryn adheres to a comprehensive disclosure policy that governs communication and information management by Company personnel. To this end, on June 11, 2018 the Auryn Board adopted a Disclosure, Confidentiality and Insider Trading policy (the “Disclosure Policy”) which sets out specific procedures for reviewing and approving the dissemination of company information to the public. The Company has a Disclosure Committee that is responsible for the administration of the Disclosure Policy and its compliance with legal statutes, policies and procedures regarding disclosure of Company information.

The Disclosure Policy includes, but is not limited to, the following basic elements:

•

Confidentiality. In carrying out the Company’s business activities, employees, officers and directors often learn confidential or proprietary information about the Company, its shareholders, suppliers, or joint venture parties. Confidentiality of such information must be respected, except when disclosure is authorized or legally mandated. Confidential or proprietary information includes any non-public information that would be harmful to the Company, useful or helpful to competitors if disclosed or would provide unfair advantage within the capital markets; and

•

Securities Law & Insider Trading. Auryn complies with all applicable securities laws and regulations to ensure that material, non-public information (“inside information”), is disclosed using proper authority and in accordance with the law. Only those personnel who have a need to know receive inside information before it is released to the public. Company insiders must not use inside information for personal profit and must not take advantage of inside information by trading, or providing inside information to others to trade in the securities of the Company.

Appointment of Auditor

Deloitte LLP, Chartered Professional Accountants, 939 Granville Street, Vancouver, British Columbia V6Z 1L3, will be nominated at the Meeting for appointment as auditor of the Company. Deloitte LLP, Chartered Professional Accountants, is the current auditor of the Company and was first appointed effective October 28, 2015 replacing a smaller local Vancouver audit firm. Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Audit Committee and Relationship With Auditor

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), the Company is required to disclose its audit committee information annually in its Annual Information Form. The Company refers to its Annual Information Form as filed on SEDAR at www.sedar.com on March 19, 2020 for current information concerning the Audit Committee of the Company. The Charter of the Company’s Audit Committee can be viewed at https://www.aurynresources.com/site/assets/files/1895/charterauditcommitteeaug2017.pdf.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Auryn Board is committed to sound corporate governance practices; as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Mandate of the Auryn Board

The Auryn Board has a formal mandate as outlined in the Governance Policies which can be accessed on the Company’s website http://www.aurynresources.com/corporate/corporate-governance/. The Auryn Board guidelines mandate the Auryn Board to: (i) assume responsibility for the overall stewardship and development of the Company and the monitoring of its business decisions; (ii) identify the principal risks and opportunities of the Company’s business and ensure the implementation of appropriate systems to manage these risks; (iii) oversee ethical management and succession planning, including appointing, training and monitoring of senior management and directors; and (iv) oversee the integrity of the Company’s internal financial controls and management information systems. The Governance Policies include written charters for each of the Auryn Board committees and it contains a Code of Business Conduct and Ethics (the “Code of Ethics”), policies dealing with issuance of news releases and also disclosure documents. The Company’s Code of Ethics provides a framework for undertaking ethical conduct in employment, and pursuant to the Code of Ethics the Company will not tolerate any form of discrimination or harassment in the workplace.

Auryn Board and Board Committees

The Auryn Board is responsible for corporate governance and establishes the overall policies and standards of the Company. The Auryn Board meets on a regularly scheduled basis. In addition to these meetings, the directors are kept informed of our operations through reports and analyses by, and discussions with, management.

Composition of the Auryn Board

Regulatory policies require that a senior listed issuer’s board of directors determine the status of each director as independent or not, based on each director’s interest in or other relationship with, the Company. Such policies recommend that a board of directors be constituted with a majority of directors who qualify as independent directors (as defined below). A board of directors should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board of directors, and should implement a system enabling an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Company has policies that allow for retention of independent advisors by members of the Auryn Board when they consider it advisable.

Under regulatory policies, an “independent” director does not have, “directly or indirectly, a financial, legal or other relationship with the Company.” Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected to; materially interfere with the exercise of the director’s independent judgement. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company’s external auditor. An individual who (or whose family member) is or has been within the last three years, an executive officer of an entity where any of the Company’s current executive officers served at the same time on that entity’s compensation committee is deemed to have a material relationship as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Auryn Board is proposing eight (8) nominees for election to the office of director, six (6) of whom are currently Auryn Board members (Mr. Timmins and Ms. Williams are nominees) and of whom a majority are considered independent directors. The independent nominees are: Gordon J. Fretwell, Steve Cook, Antonio Arribas, Jeffrey Mason, and Saga Williams. These nominees will, if elected, be considered independent by virtue of their not being executive officers of the Company and having received no compensation other than in their

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role as directors. The non-independent members of the Auryn Board are Shawn Wallace, who is the President and Chief Executive Officer of the Company and is also a Director and a compensation committee member of the Torq Resources Inc.; Ivan Bebek, who is the Executive Chairman of the Company and (for the past year) Michael Kosowan. Mr. Timmins, a nominee, is expected to become the President and Chief Executive Officer of Fury Gold, and thus will not be considered independent on completion of the Arrangements.

The Auryn Board monitors the activities of the senior management through regular meetings and discussions amongst the Auryn Board members and between the Auryn Board and senior management. The Auryn Board is of the view that its communication policy between senior management, members of the Auryn Board and shareholders is good. Meetings of independent directors are not held on a regularly scheduled basis but communication among this group occurs on an ongoing basis and as needs arise from regularly scheduled meetings of the Auryn Board or otherwise. The number of these meetings has not been recorded but it would be less than five in the financial year that commenced on January 1, 2019. The Auryn Board also encourages independent directors to bring up and discuss any issues or concerns and the Auryn Board is advised of and addresses any such issues or concerns raised thereby. The Auryn Board believes that adequate structures and processes are in place to facilitate the functioning of the Auryn Board with a sufficient level of independence from the Company’s management. The Auryn Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

Other Directorships

The directors currently serving on boards of other reporting corporations (or equivalent) are set out below:

Name of Director	Name of Reporting Issuer	Exchange

Ivan James Bebek	Torq Resources Inc.	TSXV, OTCQX

Shawn Wallace	Torq Resources Inc. Asanko Gold Inc. (now Galiano Gold)	TSXV, OTCQX TSX, NYSE.AM

Steve Cook	Torq Resources Inc. LaSalle Exploration Corp.	TSXV, OTCQX TSXV

Gordon J. Fretwell	Asanko Gold Inc. (now Galiano Gold) Canada Rare Earth Corporation RE Royalties Ltd.	TSX, NYSE.AM TSX TSXV

Michael Timmins	Excellon Resources Inc.	TSX

Jeffrey R. Mason	Torq Resources Inc.	TSXV, OTCQX

Michael Kosowan	Torq Resources Inc.	TSXV, OTCQX

Committees of the Board

The Auryn Board has established an audit committee, a compensation committee, a nominating and governance committee, a mergers and acquisitions committee and a technical committee. All committee members are Auryn Board members except for the technical committee which has been comprised of two directors, Michael Kosowan and Antonio Arribas, together with Michael Henrichsen, Auryn’s Chief Operating Officer. Committees will be reformed with new participants in the event the Eastmain Acquisition is completed.

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Audit Committee

Composition of the Audit Committee

The Audit Committee consists of Steve Cook (Chair), Gordon J. Fretwell and Jeffrey R. Mason

The function of the Audit Committee is to: (a) meet with the financial officers of Auryn and its independent auditors to review matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans; (b) appoint the auditors, subject to shareholder approval; and (c) review and recommend to the Auryn Board for approval of the Company’s financial statements and certain other documents required by regulatory authorities.

All members of the Audit Committee are independent (as assessed in accordance with our independence standards) and financially literate. None of the members of the Audit Committee were, during the most recently completed financial year of the Company, an officer or employee of the Company or any of its subsidiaries. Upon appointment to the Auryn Board, Jeffrey Mason was appointed to the Audit Committee thereby replacing Daniel McCoy effective February 7, 2019.

Please refer to the Company’s Annual Information Form dated as of March 19, 2020 filed on SEDAR on March 19, 2020 for any further information concerning the Audit Committee.

Compensation Committee

Composition of the Compensation Committee

The Compensation Committee consists of Gordon J. Fretwell (Chair), Steve Cook and Jeffrey Mason

The function of the Compensation Committee is to consider the terms of employment of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and other executive officers, and general compensation policy, as well as the policy for granting awards under the Company’s share option plan.

All members of the Compensation Committee are independent in accordance with applicable securities laws. None of the members of the Compensation Committee were, during the most recently completed financial year of the Company, an officer or employee of the Company or any of its subsidiaries. .

The Compensation Committee recommends compensation for the directors and executive officers of the Company. See further disclosure under Statement of Executive Compensation below. The Compensation Committee Charter is included in the Company’s corporate governance material, which is posted on the Company’s website at http://www.aurynresources.com/corporate/corporate-governance/.

Compensation Committee’s functions include the annual review of compensation paid to the Company’s executive officers and directors, the review of the performance of the Company’s executive officers and the task of making recommendations on compensation to the Auryn Board.

The Compensation Committee also periodically considers the grant of stock options. Options have been granted to the executive officers and directors and certain other service providers taking into account competitive compensation factors and the belief that options help align the interests of executive officers, directors and service providers with the interests of shareholders.

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Nominating and Governance Committee

Composition of the Nominating and Governance Committee

The Nominating and Governance Committee consists of Gordon J. Fretwell (Chair), Steve Cook and Jeffrey Mason.

The function of the Nominating and Governance Committee is to provide a focus on governance that will enhance the Company’s performance, to assess and make recommendations regarding the effectiveness of the Auryn Board and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors.

The Company has formal procedures for assessing the effectiveness of Auryn Board committees as well as the Auryn Board as a whole. This function is carried out annually under the direction of the Nominating and Governance Committee and those assessments are then provided to the Auryn Board.

All members of the Nominating and Governance Committee are independent in accordance with applicable securities laws. None of the members of the Nominating and Governance Committee were, during the most recently completed financial year of the Company, an officer or employee of the Company or any of its subsidiaries.

The Charter of the Nominating and Governance Committee is posted on the Company’s website at https://www.aurynresources.com/corporate/corporate-governance/.

The Nominating and Governance Committee is responsible for developing and recommending to the Auryn Board the Company’s approach to corporate governance and assists members of the Auryn Board in carrying out their duties. The Nominating and Governance Committee also reviews all new and modified rules and policies applicable to governance of listed corporations to assure that the Company remains in full compliance with such requirements as are applicable to the Company.

In exercising its nominating function, the Nominating and Governance Committee evaluates and recommends to the Auryn Board the size of the Auryn Board and certain persons as nominees for the position of director of the Company. The Company has formal procedures for assessing the effectiveness of Auryn Board committees as well as the Auryn Board as a whole. This function is carried out annually under the direction of the Nominating and Governance Committee and those assessments are then provided to the Auryn Board.

Director Evaluation

To supplement Auryn Board succession planning and its efforts to ensure Auryn Board renewal, the Nominating and Governance Committee carries out an annual assessment of the Auryn Board members and the various committees in order to assess the overall effectiveness of the Auryn Board.

The evaluation process assists the Auryn Board in:

•	Assessing its overall performance and measuring the contributions made by the Auryn Board as a whole and by each committee;

•	Evaluating the mechanisms in place for the Auryn Board and each committee to operate effectively and make decisions in the best interests of the Company;

•	Improving the overall performance of the Auryn Board by assisting individual directors to build on their strengths;

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•	Identifying gaps in skills and educational opportunities for the Auryn Board and individual directors in the coming year; and

•	Developing the Auryn Board’s succession plan and recruitment efforts.

The Nominating and Governance Committee annually reviews the adequacy of the evaluation process and recommends any changes to the Auryn Board for approval. Each director completes certain surveys regarding the effectiveness of the Auryn Board and each committee of the Auryn Board of which each director is a member, including their processes and their relationship with management, and provides suggestions for improvement. This self-assessment also assists the Nominating and Governance Committee in determining the financial literacy of each director and topics for continuing education.

Mergers and Acquisitions Committee

Composition of the Mergers and Acquisitions Committee

The Mergers and Acquisitions Committee consist of Steve Cook (co-Chair), Gordon J. Fretwell and Jeffrey Mason (Co-Chair). The function of the Mergers and Acquisitions Committee is to analyze, consider and develop recommendations to the Auryn Board regarding the mission and future direction of the Company over the next five years, and to develop an ongoing process for the review and revision of these recommendations. The Mergers and Acquisitions Committee may also act on behalf of the Auryn Board with respect to analyzing any specific transactions and make recommendations to the Auryn Board. All members of the Mergers and Acquisitions Committee are independent. None of the members of the Mergers and Acquisitions Committee were, during the most recently completed financial year of the Company, an officer or employee of the Company or any of its subsidiaries.

The Mergers and Acquisition Committee was instrumental in the 2020 review of the Eastmain Acquisition.

Technical Committee

Composition of the Technical Committee

The Technical Committee comprises Michael Kosowan, Antonio Arribas and Michael Henrichsen (non-director – COO). The function of the Technical Committee is to analyze, consider and develop recommendations to the Auryn Board regarding the technical mission and future direction of the Company over the next five years, and to develop an ongoing process for the review and revision of these recommendations. The Technical Committee may also act on behalf of the Auryn Board with respect to analyzing any specific technical decisions and make recommendations to the Auryn Board. The two director members of the Technical Committee are independent.

Director Term Limits

The Company has not adopted term limits or other mechanisms to force Auryn Board renewal. Given the normal process of annual elections of individual directors by the shareholders of the Company and the fact that individual directors also undertake annual director assessments, the Auryn Board has determined that term limits or a mandatory retirement is not essential. Directors who have served on the Auryn Board for an extended period of time are in a unique position to provide valuable insight into the operations and future of the Company based on their experience with a perspective on the Company’s history, performance and objectives. From time to time, Auryn Board renewal is facilitated by introducing new director appointments to the Board with fresh perspectives to facilitate a balance between Auryn Board refreshment and continuity.

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Representation of Women on the Auryn Board and Senior Management

The Company adopted a Gender Diversity Policy on November 14, 2018 which outlines the Company’s commitment to be diverse for which diversity includes, but is not limited to, business experience, geography, age, gender and ethnicity and aboriginal status (the “Diversity Policy”). In particular, the Auryn Board is working to include women directors. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group think and ensures that the Company has the opportunity to benefit from all available talent. The promotion of a diverse board of directors makes prudent business sense and makes for better corporate governance.

Following the election of Saga Williams to the Fury Gold Board of Directors, the Fury Gold Board will have one woman on a board of eight (including initially one vacancy). On March 26, 2019 the Auryn Board appointed Stacy Rowa to be Chief Financial Officer of the Company, replacing the former male CFO. Since her maternity leave commenced in July 2020 the Company has appointed Ms. Elizabeth (“Libby”) Senez, FCA (Institute of Chartered Accountants, England and Wales) as interim CFO. The Company aspires to maintain a Board composition in which at least one member is a woman.

Board of Directors Decisions

Good governance policies require the Auryn Board of public company, together with its CEO, to develop position descriptions for the Auryn Board and for the chief executive officer, including the definition of limits to management’s responsibilities. In management of the Company, any responsibility which is not delegated to senior management or to an Auryn Board committee remains with the full Board. The Board has approved written position descriptions for the Chairman of the Auyrn Board, the Chair of each Auryn Board committee and the Chief Executive Officer of the Company.

The following table sets forth the record of attendance of each Board member to each of the Auryn Board and Committee meetings for the year ended December 31, 2019:

Director	Board of Directors		Audit	Compensation	Nominating and Governance	Mergers and Acquisitions		Technical
Ivan Bebek	6 of 6		N/A	N/A	N/A	N/A		N/A
Shawn Wallace	6 of 6		N/A	N/A	N/A	N/A		N/A
Steve Cook	6 of 6		4 of 4	1 of 1	1 of 1	Nil	(1)	N/A
Gordon J. Fretwell	6 of 6		4 of 4	1 of 1	1 of 1	Nil	(1)	N/A
Antonio Arribas	4 of 6		N/A	N/A	N/A	N/A		N/A
Michael Kosowan	5 of 6		N/A	N/A	N/A	Nil	(1)	N/A
Jeffrey R. Mason	5 of 5	(3)	4 of 4	1 of 1	N/A	N/A		N/A
Daniel T. McCoy	4 of 4		N/A	N/A	N/A	N/A		N/A

Notes:

(1)	There were no Mergers and Acquisitions Committee meetings held in 2019.
(2)	There were no formal Technical Committee meetings held in 2019.
(3)	Mr. Mason was appointed as a director February 7, 2019.
(4)	Mr. McCoy ceased to be a director June 5, 2019, but still remains an advisor to the Company.

Orientation and Continuing Education

The Auryn Board and the Company’s senior management will conduct orientation programs for new directors as soon as possible after their appointment as directors. The orientation programs will include presentations by

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management to familiarize new directors with the Company’s projects and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct and ethics, its principal officers, its internal and independent auditors and its outside legal advisors. In addition, the orientation program will include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ fiduciary duties and visits to Company headquarters and, to the extent practical, the Company’s significant facilities.

To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with appropriate education programs and/or suggestions to undertake continuing director education, the cost of which will be borne by the Company.

Ethical Business Conduct

The Auryn Board has adopted a code of ethics, which is contained in the Company’s corporate governance material, a copy of which is available for viewing on the Company’s website at https://www.aurynresources.com/corporate/corporate-governance/. The Auryn Board and its committees have established the standards of business ethics and conduct contained in the code of ethics and it is their responsibility to oversee compliance with the code of ethics. The Auryn Board has implemented an annual procedure whereby directors, officers and employees of the Company sign off on, and certify that they have read and understand the Company’s code of ethics and that they are unaware of any violation thereof. Any change in or waiver of any provision of the code of ethics shall require approval of the applicable Auryn Board committee and shall be publicly disclosed in the time period and manner as required by law or regulation.

The Auryn Board also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate policies and the common law, and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Auryn Board in which the director has an interest have been sufficient to ensure the Auryn Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Auryn Board considers its size each year when it considers the number of directors to recommend to the Auryn Shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Auryn Board’s duties effectively and to maintain a diversity of views and experience. The Nominating and Governance Committee recommended to the Auryn Board eight (8) directors as nominees for election this year with the proposed addition of Mr. Timmins and Saga Williams. See Nominating and Governance Committee above.

Other Auryn Board Committees

All committees of the Auryn Board are described above.

Assessments

The Auryn Board monitors the adequacy of information given to directors, communication between the Auryn Board and management and the strategic direction and processes of the Auryn Board and its committees. The Nominating and Governance Committee oversees an annual formal assessment of the Auryn Board and its three main committees namely the Audit Committee, Compensation Committee and the Nominating and Governance Committee. The Auryn Board and the various sub-committees completed self-assessments of their performance

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during the year and are satisfied with the overall project and corporate achievements of the Company and believe this reflects well on the Auryn Board and its practices.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officer

In this section “Named Executive Officer” (“NEO”) means the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Ivan Bebek, Executive Chairman; Shawn Wallace, CEO; Stacy Rowa, CFO; Peter Rees, former CFO; Michael Henrichsen, COO; Russell Starr, Senior VP Corporate Finance; and David Smithson, VP Exploration are each an NEO of the Company for purposes of the following disclosure.

Mr. Starr resigned as Senior VP Corporate Finance of the Company on July 18, 2020 but remains an advisor.

Compensation Discussion and Analysis

The function of the Compensation Committee generally is to assist the Auryn Board in carrying out its responsibilities relating to executive and director compensation, including reviewing and recommending director compensation, overseeing the Company’s base compensation structure and equity-based compensation programs, recommending compensation of the Company’s officers and employees, and evaluating the performance of officers generally and in light of annual goals and objectives.

The Auryn Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it into this role. The Company’s Compensation Committee receives independent competitive market information on compensation levels for executives.

Prior to appointing members to the Compensation Committee, the Auryn Board assesses the Company’s compensation plans and programs for its executive officers to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs. The Auryn Board has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company. The Auryn Board considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

Philosophy and Objectives

The Company’s senior management compensation program is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	aligning their interests with those of the Company’s shareholders.

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In compensating its senior management, the Company employs a combination of base salary, bonus compensation and equity participation through its share option plan.

Base Salary

In the Board’s view, paying base salaries or fees competitive in the markets in which the Company operates will be a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications. Comparable companies included but were not limited to: Almaden Minerals Ltd., Sabina Gold & Silver Corp., Gold Standard Ventures Corp., Northern Dynasty Minerals Ltd. and Pershing Gold Corporation (Pershing Gold Corporation ceased reporting and merged with Americas Silver in April 2019). The Company’s peer group was determined by identifying other mining issuers listed on both the NYSE American and Toronto Stock Exchange with comparable market capitalizations.

Bonus Incentive Compensation

The Company’s objective is to achieve certain strategic objectives and milestones. The Auryn Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. The Auryn Board approves executive bonus compensation dependent upon compensation levels based on recommendations of the Compensation Committee. Amounts recommended by the Compensation Committee are entirely discretionary. Such recommendations are generally based on information provided by issuers that are similar in size and scope to the Company’s operations.

Bonus Incentive Compensation paid during fiscal 2019 is related to the Company’s and the executive performance during the preceding year being that of 2018. A summary of this has been included in the Summary Compensation Table below.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of the Auryn Shareholders. Equity participation is accomplished through the Company’s share option plan. Options to purchase Common Shares in the Company are granted to executives and employees taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. The amounts and terms of options granted are determined by the Auryn Board.

Given the evolving nature of the Company’s business as a mineral exploration and development company, the Auryn Board continues to review and redesign the overall compensation plan for senior management to continue to address the objectives identified above.

The Compensation Committee has assessed the Company’s compensation plans and programs for its executive officers to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs. The Compensation Committee has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company incentive plans when designing and reviewing such plans and programs.

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Actions, Policies and Decisions made following December 31, 2019:

Stacy Rowa, the Company’s current Chief Financial Officer, is currently on 12 months maternity leave which commenced effective July, 2020. On June 24, 2020, the Company appointed Elizabeth Senez to the position of Interim Chief Financial Officer of the Company, to serve a fixed-term, fourteen (14) month contract effective July 1, 2020.

Russell Starr resigned as Senior VP Corporate Finance of the Company on July 18, 2020 but remains an advisor to the Company.

Option-Based Awards

The Company’s current share option plan, the 2017 Option Plan, was adopted by the Auryn Board on April 12, 2017 and provides incentive to directors, members of management, employees and certain consultants of the Company (“service providers”) to acquire an equity interest in the Company. Thus, it encourages the alignment of interests of management with shareholders of the Company and fosters their continued association with the Company. At the Company’s annual general and special meeting held June 1, 2017 the shareholders approved adoption of the 2017 Option Plan hence it is due for shareholder consideration of a three-year renewal in 2020 under TSX policies.

The only long-term or equity incentives which the Company uses are share options pursuant to the 2017 Option Plan. The Auryn Board, or the Compensation Committee, authorize the grant of share options to service providers and options are generally granted annually, as well as at other times of the year to individuals who are commencing employment with the Company. Option exercise prices are set in accordance with TSX rules and are based on the five-day VWAP prior to the date of grant. Options are granted taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses, and competitive factors. Share options vest on terms established by the Compensation Committee. See disclosure under “Securities Authorized for Issuance under Equity Compensation Plans” for material terms of the shareholder approved 2017 Option Plan.

General

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

There is a restriction on NEOs or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. For the year ended December 31, 2019, no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Pursuant to TSX Policies, the Company is presenting an ordinary resolution (50% +1) to its shareholders at the Meeting asking them to approve the 2017 Option Plan for a further three years (becoming the 2020 Option Plan).

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Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Common Shares of the Company for the past five years of the Company on the TSX and the TSXV with a cumulative total shareholder return on the S&P/TSX Composite Index.

Note:

(1)

The Company commenced trading on the TSX on November 1, 2016 and does not pay a dividend on its Common Shares. Prior to listing on the TSX, from September 15, 2008 to October 31, 2016, the Company was listed for trading on the TSXV. The Company commenced trading on NYSE American on July 17, 2017.

The NEO compensation for the fiscal year ended December 31, 2019 is expected to be in line with that of 2018. NEO salaries have increased in line with overall increases in the Company’s operating activities for the year as well as the corporate complexity including its listing on the NYSE American. Bonus Incentive Compensation in 2019 is comparable to that of 2018. At its meeting on July 21, 2020, the Compensation Committee made its recommendations to the Auryn Board for Bonus Incentive Compensation for the 18 month period January 1, 2019 through June 30, 2020. There were 1,190,000 options granted to the NEOs during fiscal year ended December 31, 2019, while 650,000 options were granted during fiscal year ended December  31, 2018.

Summary Compensation Table

The compensation earned by the NEOs during the Company’s most recently completed fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017, is set out below and expressed in Canadian dollars unless otherwise noted. There were no share-based awards, long-term incentive plans or pension value payments paid to NEOs during these periods.

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It should be noted that the annual incentive plan amounts are paid in the year after the year of evaluation by the Compensation Committee. In the past, the Company has reported annual incentive plan payments in the year it was paid to the NEO, whereas this year the Company is reporting annual incentive plan payments in the year it was earned by the NEO. The 2019 annual incentive plan payments, reflected in the table below, are based on milestones met in 2019, share price performance and market conditions, and will be paid in 2020.

Name and principal position	Year	Salary ($)	Option-based awards ($)	Non-equity incentive plan compensation(8) ($)	Total compensation ($)
Ivan Bebek(1)	Dec 2019	270,000	265,352	90,000	625,352
Executive Chairman	Dec 2018	270,000	105,663	67,500	443,163
	Dec 2017	262,500	Nil	67,500	330,000

Shawn Wallace(2)	Dec 2019	180,000	265,352	60,000	505,352
CEO	Dec 2018	225,000	105,663	45,000	375,663
	Dec 2017	262,500	Nil	47,500	262,500

Stacy Rowa(3)	Dec 2019	138,250	331,689	46,083	516,022
CFO	Dec 2018	121,900	63,398	7,500	192,798
	Dec 2017	5,009	Nil	Nil	5,009

Peter Rees(4)	Dec 2019	41,275	Nil	Nil	41,275
Former CFO	Dec 2018	180,000	84,530	40,000	304,530
	Dec 2017	193,750	Nil	50,000	243,750

Michael Henrichsen(5)	Dec 2019	230,000	265,352	76,667	572,018
COO	Dec 2018	230,000	84,530	57,500	372,030
	Dec 2017	223,500	Nil	57,500	281,000

Russell Starr(6)	Dec 2019	97,500	225,549	66,667	389,715
Senior VP Corporate Finance	Dec 2018	180,000	84,530	45,000	309,530
	Dec 2017	175,000	Nil	45,000	220,000

David Smithson(7)	Dec 2019	200,000	225,549	66,667	492,215
VP Exploration	Dec 2018	200,000	84,530	50,000	334,530
	Dec 2017	195,000	Nil	50,000	245,000

Notes:

(1)	Ivan Bebek was appointed to the position of Executive Chairman of the Company on June 16, 2016.
(2)	Shawn Wallace was re-appointed as a director on May 7, 2013 and was appointed as President and CEO on May 23, 2013.
(3)

Stacy Rowa was appointed as CFO effective April 1, 2019. Prior to her appointment as CFO, Ms. Rowa served as the Company’s Corporate Controller. The amount paid reflects the Company’s share of shared services costs. She was on maternity leave for much of 2017.

(4)	Peter Rees was appointed as CFO and Corporate Secretary on September 7, 2012 and resigned on March 31, 2019 when Stacy Rowa was appointed to replace him as CFO effective April 1, 2019.
(5)	Michael Henrichsen was appointed as COO on November 1, 2013.
(6)

Russell Starr was appointed Senior VP Corporate Finance on January 1, 2016 and was appointed Senior VP Corporate Finance on June 7, 2018. Effective July 15, 2019 Mr. Starr stepped back to a part-time role, and commenced his full time role again effective February 1, 2020.

(7)	David Smithson was appointed as VP Exploration on June 7, 2018.

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(8)

Annual incentive payments listed are the twelve month pro-rated amounts which pertain to the Company’s and the Executives’ performance during the year the payment was earned, whereas the amount is paid to the NEO in the subsequent year.

The compensation earned by the independent or non-executive directors during the Company’s most recently completed fiscal year ended December 31, 2019 is set out below and expressed in Canadian dollars unless otherwise noted. There were no share-based awards, long-term incentive plans or pension value payments paid to independent or non-executive directors during these periods.

Name and principal position	Year	Salary ($)	Option-based awards ($)	Non-equity incentive plan compensation(8) ($)	Total compensation ($)
Gordon Fretwell Independent Director	Dec 2019	30,000	132,676	Nil	162,676

Steve Cook Independent Director	Dec 2019	30,000	132,676	Nil	162,676

Jeffrey Mason Independent Director	Dec 2019	26,250	344,957	Nil	371,207

Antonio Arribas Independent Director	Dec 2019	25,000	132,676	Nil	157,676

Michael Kosowan Non-Independent Director	Dec 2019	25,000	132,676	Nil	157,676

Daniel T. McCoy(1)	Dec 2019	10,417	132,676	Nil	143,092

(1)	Daniel McCoy retired as a Director on June 5, 2019.

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Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

No share-based awards have been granted to any of the NEOs of the Company. The following table sets out all option-based awards outstanding as at December 31, 2019, for each NEO:

Option-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date (M/D/Y)	Value of unexercised in-the-money options(1) ($)
Ivan Bebek	200,000 125,000 200,000 130,000	(6) (2) (3) (4)	1.96 1.42 2.63 1.30	April 9, 2024 June 26, 2023 June 20, 2021 August 17, 2020	Nil 57,500 Nil 75,400

Shawn Wallace	200,000 125,000 200,000 130,000	(6) (2) (3) (4)	1.96 1.42 2.63 1.30	April 9, 2024 June 26, 2023 June 20, 2021 August 17, 2020	Nil 34,500 Nil 75,400

Stacy Rowa	250,000 75,000 55,000	(6) (5) (3)	1.96 1.42 2.63	April 9, 2024 June 20, 2023 June 20, 2021	Nil 34,500 Nil

Peter Rees	100,000 150,000 100,000	(2) (3) (4)	1.42 2.63 1.30	June 26, 2023 June 20, 2021 August 17, 2020	Nil Nil 58,000

Michael Henrichsen	200,000 100,000 155,000 75,000	(6) (2) (3) (4)	1.96 1.42 2.63 1.30	April 9, 2024 June 26, 2023 June 20, 2021 August 17, 2020	Nil 46,000 Nil Nil

Russell Starr	170,000 100,000 300,000	(6) (2) (3)	1.96 1.42 2.63	April 9, 2024 June 26, 2023 June 20, 2021	Nil 46,000 Nil

David Smithson	170,000 100,000 200,000 100,000	(6) (2) (3) (4)	1.96 1.42 2.63 1.30	April 9, 2024 June 26, 2023 June 20, 2021 August 17, 2020	Nil 46,000 Nil 58,000

Notes:

(1)	The last day of trading of the fiscal year was December 31, 2019 and the closing price of the Common Shares was $1.88 each.
(2)	These options were granted on June 26, 2018.
(3)	These options were granted on June 20, 2016.
(4)	These options were granted on August 17, 2015.
(5)	These options were granted on June 20, 2018.
(6)	These options were granted April 9, 2019.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the financial year ended December 31, 2019, for each NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ivan Bebek	52,250	90,000
Shawn Wallace	52,250	60,000
Stacy Rowa	41,938	46,083
Peter Rees	26,000	Nil
Michael Henrichsen	45,750	76,667
Russell Starr	42,788	66,667
David Smithson	42,788	66,667

Note:

(1)

The fair value of the share options granted on April 9, 2019 was estimated using the Black-Scholes option valuation model with the following assumptions: risk-free interest rate: 1.59%; expected dividend yield: Nil; stock price volatility: 66.87%; and expected life in years: 4.90.

See Securities Authorized under Equity Compensation Plans and Particulars of Special Matters to be Acted upon for further information on the Company’s 2020 Option Plan.

Pension Plan

The Company has no pension plans for its directors, officers or employees.

Termination and Change of Control Benefits

Each NEO has an Executive Employment Agreement whereby, in the event the Company experiences a change of control, each NEO shall have a special right to resign for good reason at any time within twelve (12) months after a change in control of the Company. A NEO sending notice of resignation under this section must provide one (1) month’s notice of such resignation.

In the event the NEO is terminated without just cause or resignation for good reason after change in control, within twelve (12) months after a change in control, the Company shall provide the NEO with the following, with all cash compensation payable within 5 business days of the NEO’s last day of work (the “Termination Date”):

i.

the full amount of the instalments falling due in respect of the NEO’s annual salary through to the Termination Date, plus an amount equal to the amount, if any, of any accrued vacation pay, the amount of any reimbursable expenses and the amount, if any, of any other compensation actually accrued and then payable to the Executive which has not been paid;

ii.

any amount which has been fully earned and is payable to the NEO under any bonus. If no such amount for the year in which termination occurs has been established as at the Termination Date, the amount paid as an incentive bonus for the immediately preceding year shall be used, on a pro rata basis for the portion of the year up to the Termination Date, for the purposes of determining the amount under this subsection (ii);

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iii.	the NEO shall receive two times their annual salary;

iv.

the Company shall continue at its cost the benefits then in effect for the Executive, other than disability insurance, until the earlier of twenty-four (24) months from the Termination date or the NEO obtaining comparable benefits through other employment. The Company shall pay the NEO an amount equal to twenty-four (24) months of then-prevailing premiums for his disability insurance;

v.

notwithstanding the terms of any share option plan or agreement, all non-vested stock options held by the NEO shall vest as of the Termination date and the NEO shall be entitled to exercise all his stock options until the earlier of their normal expiry date or one (1) year after the Termination date; and

vi.	outplacement services at a cost of the lesser of 10% of the NEO’s annual salary or $25,000.

The Eastmain Acquisition is not a change of control and will not trigger the change of control payments. In the event the triggering event took place on the last business day of the Company’s most recently completed financial year, the following gross payments would have become payable:

Name	Gross termination and change of control benefit ($)
Shawn Wallace	378,000
Ivan Bebek	565,000
Stacy Rowa	252,000
Michael Henrichsen	483,000
Russell Starr	420,000
David Smithson	420,000

Director Compensation

As compensation during the most recently completed financial year ended December 31, 2019, Directors of the Company who are not NEOs received option-based awards.

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Incentive Plan Awards

Outstanding Option-based Awards

The following table sets out all option-based awards outstanding as at financial December 31, 2019 financial year end, for each director who was not a NEO of the Company:

	Option-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price($)	Option expiration date (M/D/Y)	Value of unexercised in-the- money options(1) ($)
Gordon J. Fretwell	100,000	(6)	1.96	April 9, 2024	Nil
	50,000	(2)	1.42	June 26, 2023	23,000
	50,000	(4)	2.63	June 20, 2021	Nil
	60,000	(5)	1.30	August 17, 2020	34,800

Steve Cook	100,000	(6)	1.96	April 9, 2024	Nil
	50,000	(2)	1.42	June 26, 2023	23,000
	50,000	(4)	2.63	June 20, 2021	Nil
	60,000	(5)	1.30	August 17, 2020	34,800

Antonio Arribas	100,000	(6)	1.96	April 9, 2024	Nil
	50,000	(2)	1.42	June 26, 2023	23,000
	50,000	(4)	2.63	June 20, 2021	Nil
	130,000	(5)	1.30	August 17, 2020	75,400

Michael Kosowan	100,000	(6)	1.96	April 9, 2024	Nil
	50,000	(2)	1.42	June 26, 2023	23,000
	180,000	(3)	3.22	January 10, 2022	Nil

Jeffrey Mason	100,000	(6)	1.96	April 9, 2024	Nil
	160,000	(7)	1.36	February 7, 2024	83,200

Notes:

(1)	The last day of trading of the fiscal year was December 31, 2019 and the closing price of the Common Shares was $1.88 each.
(2)	These options were granted on June 26, 2018.
(3)	These options were granted on January 10, 2017.
(4)	These options were granted on June 20, 2016.
(5)	These options were granted on August 17, 2015.
(6)	These options were granted on April 19, 2019.
(7)	These options were granted on February 7, 2019.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the fiscal year ended December 31, 2019, for each director, excluding a director who is already set out in disclosure above as a NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gordon J. Fretwell	22,875	Nil
Steve Cook	22,875	Nil
Antonio Arribas	22,875	Nil
Michael Kosowan	22,875	Nil
Jeffrey Mason	48,875	Nil

Note:

(1)

The fair value of the share options granted on February 7, 2019 was estimated using the Black-Scholes option valuation model with the following assumptions: risk-free interest rate: 1.78%; expected dividend yield: Nil; stock price volatility: 67.74%; and expected life in years: 4.90. The fair value of the share options granted on April 9, 2019 was estimated using the Black-Scholes option valuation model with the following assumptions: risk-free interest rate: 1.59%; expected dividend yield: Nil; stock price volatility: 66.87%; and expected life in years: 4.90.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has only one equity compensation plan, being the 2017 Option Plan, which is a rolling plan pursuant to which options totalling a maximum of 10% of the Common Shares issued and outstanding from time to time are available for grant. TSX policies require approval of rolling stock option plans every three years by the shareholders of the Company. Since the 2017 Option Plan was approved for adoption in 2017, it is now due for reconsideration and the shareholders must approve an ordinary resolution for the continuation of the 2017 Option Plan as the 2020 Option Plan at the Meeting.

At the Meeting, Auryn Shareholders will be asked to consider the Company’s 2017 Option Plan, which must be ratified, confirmed and approved for continuation for three more years to October 5, 2023 as the 2020 Option Plan. Please see Particulars of Special Matters to be Acted upon – Continuation of Share Option Plan for Three Years to review information concerning the ordinary resolution that will be presented to the shareholders for consideration.

The following table sets out equity compensation plan information as at the December 31, 2019 fiscal year end.

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Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	8,292,500	$2.00	1,230,678
Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	8,292,500	$2.00	1,230,678

The following table sets out the annual burn rate(1) for the Company’s only equity compensation plan:

	Fiscal year ended December 31
	2019	2018	2017
The Option Plan	0.45	0.32	0.10

Note:

(1)

The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable fiscal year divided by the weighted average number of securities outstanding for the applicable fiscal year.

Indebtedness of Directors and Executive Officers

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

Interest of Informed Persons in Material Transactions

This Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

On February 6, 2020 the Company closed a non-brokered private placement of 6,312,500 Common Shares at the price of $1.60 per Common Share, for total gross proceeds of approximately $10.1 million. Insiders of the Company purchased an aggregate of 271,875 Common Shares under this private placement for proceeds of $435,000. Concurrent with the closing, the Company completed an amendment to its September 2019 bridge loan to provide for a conversion feature on up to $3 million principal amount of the bridge loan plus $123,334 of interest, at the conversion rate of $1.60 per Common Share, for up to 1,952,084 Common Shares issuable on conversion. February 27, 2020 the Company completed a second tranche closing to the private placement issuing an additional 3,062,500 Common Shares at $1.60 per Common Share for gross proceeds of approximately $4.9 million, resulting in overall total gross proceeds raised of approximately $15 million.

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The following NEOs and Directors of the Company participated in this private placement:

NEO / Director / Insider	Number of Common Shares	Share Price
SM Cook Legal Services Law Corp. (Steve Cook)	15,625	CAD$	1.60
Stacy Carlson (Stacy Rowa)	6,250	CAD$	1.60
Jeffrey Mason	250,000	CAD$	1.60

Management Contracts

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

PARTICULARS OF SPECIAL MATTERS TO BE ACTED UPON

In addition to the election of Director and appointment of auditors, the following is a summary of the ordinary course but non-routine matters as well as special matters to be considered and acted upon at the Meeting. Further details of each item follow the summary below:

Ordinary Course Matters

1.	To consider, and if thought advisable, to pass an ordinary resolution to ratify and reconfirm for a three year period the 2017 Option Plan as the 2020 Option Plan, as described below;

2.

To consider, and if thought advisable, to pass a special resolution to approve the adoption of the 2020 Articles to replace Auryn’s current corporate articles in order to consolidate and update the Company’s constitutional documents.

Extraordinary Matters: Reorganization Arrangement, Eastmain Acquisition and Financing

3.

All (i) Auryn Shareholders, and separately (ii) Auryn Securityholders together as a single class, to consider pursuant to an Auryn Interim Order attached as Appendix “D” and, if thought advisable, to pass in two separate votes, with or without amendment, a special resolution the Reorganization Arrangement Resolution approving the Reorganization Arrangement under section 288 of the Business Corporations Act (British Columbia), the full text of which resolution is set forth in Appendix “B”;

4.	Auryn Shareholders to consider and if thought fit, approve the common share equity dilution that will result from the Eastmain Acquisition (excluding the Financing);

5.

Disinterested Auryn Shareholders to consider and if thought fit, approve the $22.5 milllion to $23 million Financing involving the proposed issuance of 7.5 million to 7.75 million Fury Gold Shares. The Financing will be for conditional Subscription Receipts sold at a price equivalent of $2.00 per Subscription Receipt for Subscription Receipts that exchange into non-flow through shares of Fury Gold and $3.50 per Subscription Receipt for Subscription Receipts that exchange into flow through shares of Fury Gold (“disinterested” meaning excluding the vote of any Auryn Shareholder participating in the Financing); and

6.	To transact such related or other business as may properly come before the Meeting or any adjournments thereof.

Reconfirmation of Auryn’s 10% Rolling Option Plan

The Company’s current option plan, the 2017 Option Plan, was approved by shareholders at the annual and general meeting held on June 1, 2017. Pursuant to TSX policy, shareholders must reconfirm approval of an

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option plan at least every three years. The Auryn Board has determined it to be in the best interests of the Company to ask Auryn Shareholders to reconfirm the 2017 Option Plan (to be renamed the 2020 Option Plan). The 2020 Option Plan is identical to the 2017 Option Plan, except that upon completion of the Arrangements the 2020 Plan, the 2020 Plan will be deemed to be amended to reference Fury Gold and Fury Gold Shares. These amendments are clerical in nature necessary to reflect the completion of the Arrangements and pursuant to Section 2.10 of the 2017 Plan have been approved by the Board of Directors

Under the 2020 Option Plan, as outstanding options are exercised, additional Options may be granted to replace the exercised Options. In addition, as the number of issued and outstanding Common Shares of the Company increases, the number of Options available for granting to eligible optionees (the “Optionees”) will increase. As at the date hereof there are Options outstanding under the 2017 Option Plan to purchase an aggregate of 6,667,500 Common Shares representing approximately 6.16% of Common Shares outstanding. Accordingly, there are a further 4,155,073 Common Shares available for reserve for grant of Options under the 2020 Option Plan. As of August 31, 2020 there were 337,500 Options granted to U.S. Optionees. All these options will be deemed rolled over into the 2020 Option Plan, Accordingly, there are a further 850,000 Common Shares available for reserve for grant of Options to U.S. Optionees within the maximum available under the 2020 Option Plan. Note that in the event the Company completes the Eastmain Acquisition the approximately 1,694,136 Eastmain Replacement Options to be issued by the Company will be outside the 2020 Option Plan and will not count as issued options reducing the number of options available under the 2020 Option Plan. The Fury Gold Shares issuable upon exercise of the Eastmain Replacement Options will represent 1.54% of the 110 million outstanding Fury Gold Shares which will be outstanding after completion of the Reorganization Arrangement and the Eastmain Acquisition.

A summary of the incentive options on completion of the Reorganization Arrangement and the Eastmain Acquisition is as follows:

Auryn Options Before Arrangements	Auryn Options After Arrangements	Auryn Replacement Options for Eastmain After Arrangements	Total Fury Gold Options After Arrangements
6,667,500 (6.16%)	4,672,165 (4.24%)	1,694,136 (1.44%)	6,366,301 (5.42%)
Average exercise price $2.14	Average exercise price $3.04	Average exercise price $3.33	Average exercise price $3.12

Notes: “Before Arrangement” % figure is based on 108,225,734 issued shares issued as of the date of this Circular and the “After Arrangement” % figures are based on pro forma 117,500,000 issued shares.

The following is a summary of the material terms of the 2020 Option Plan:

(a)

Persons who are directors, officers, employees, consultants to the Company or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the 2020 Option Plan.

(b)

Options may be granted only to an individual or to a company that is owned by individuals eligible for an option grant. If an Option is granted to a company, the company must undertake that it will not, without the prior consent of the TSX, permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect.

(c)

All Options granted under the 2020 Option Plan will be exercisable only by the Optionee to whom they have been granted and the Options are non-assignable and non-transferable, except in the case of the death of an Optionee, whereby any vested Option held by the deceased Optionee at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year

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after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option.

(d)	Vesting of Options is determined by the Auryn Board and subject to the following:

•

where an Optionee has left the Company’s employ/office or has been advised their services are no longer required or their service contract has expired, subject to other provisions set out in the 2020 Option Plan, vested Options shall expire on the earlier of the date of expiration of the term otherwise applicable to such Option and 90 days after the date the Optionee ceases to be employed by, provide services to, or be a director or officer of, the Company and all unvested Options shall immediately terminate without right to exercise same;

•

in the case of an Optionee being dismissed from employment or service for cause, Options owned by such Optionee, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

•

in the event of a change of control occurring, Options granted to directors and officers which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the change of control; and

•

in the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Auryn Board, Options granted which are subject to a vesting provision shall be deemed to have vested on the date of the shareholder meeting at which the director is not re-elected;

(e)

All Options granted under the 2020 Option Plan are exercisable for a period of up to 5 years and will vest at the discretion of the Auryn Board, provided that the term of such Options may be extended in circumstances where the expiry date otherwise falls during a black-out period (defined below) as determined in accordance with the Company’s policies or applicable securities legislation, and subject to:

(i)

the Optionee remaining employed by or continuing to provide services to the Company or any of its subsidiaries and affiliates as well as, at the discretion of the Auryn Board, achieving certain milestones, which may be defined by the Auryn Board from time to time, or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

(ii)	remaining as a director of the Company or any of its subsidiaries or affiliates during the vesting period.

A “blackout period” is any period of time during which a Participant (as defined in the 2020 Option Plan) is unable to trade securities of the Company as a consequence of the implementation of a general restriction on such trading by an authorized Officer or Director pursuant to the Company’s governance policies that authorize general and/or specific restrictions on trading by Service Providers in circumstances where there may exist undisclosed material changes or undisclosed material facts in connection with the Company’s affairs. The term of an Option will expire on its Expiry Date as defined in the 2020 Option Plan unless the Expiry Date occurs during a blackout period or within five business days after the expiry of the blackout period, then the Expiry Date for that Option is automatically adjusted, at the discretion of the Auryn Board, to extend it to the date that is the tenth business day after the date the blackout period expires.

(f)

The exercise price of an Option is established by the Auryn Board at the time the Option is granted, provided that the minimum exercise price shall not be less than the market price being the weighted average trading price of the Common Shares on the TSX for the five trading days preceding the date of the grant.

(g)

The number of Common Shares that may be issuable to directors who are independent directors of the Company, which when combined with all of the Company’s other share compensation arrangements currently in effect for their benefit, may not exceed 1% of the Company’s outstanding Common Shares.

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(h)	Subject to the requirements of the TSX, the Board may in its absolute discretion, without shareholder approval, amend or modify the 2020 Plan or any Option granted as follows:

i.	it may make amendments which are of a typographical, grammatical or clerical nature;

ii.	it may change the vesting provisions of an Option granted hereunder;

iii.	it may change the termination provision of an Option granted hereunder which does not entail an extension beyond the original expiry date of such Option;

iv.	it may add a cashless exercise feature payable in cash or Common Shares;

v.	it may make amendments necessary as a result of changes in securities laws applicable to the Company; and

vi.

if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market.

(i)	The 2020 Option Plan is subject to the following restrictions, though the Company may seek disinterested shareholder approval to cure such limitations:

i.

the number of Common Shares that may be issued to Insiders as a group under the 2020 Plan, when combined with Common Shares that may be issued to Insiders under all other Share Compensation Arrangements of the Company, may not exceed 10% of the issued Common Shares within any 12 month period;

ii.

the number of Common Shares issuable to Insiders as a group under the 2020 Plan, when combined with Common Shares issuable to Insiders under all other Share Compensation Arrangements of the Company, may not exceed 10% of the Company’s issued Common Shares;

iii.

Common Shares being issuable to Directors who are independent Directors (as defined in Sections 1.4 and 1.5 of NI 52-110) of the Company, which when combined with all other Share Compensation Arrangements of the Company currently in effect for their benefit (for avoidance of doubt excluding any previously exercised Options or any other Share Compensation Arrangement already paid), may not collectively exceed 1% of the Outstanding Shares and may not exceed for each individual, a value of $100,000 in any 12 month period; provided as well that Common Shares issuable under Options and any other Share Compensation Arrangements currently in effect which have been granted to:

•	any Director who was non-independent at the time of grant of Options but who subsequently became an independent Director; and

•	any Director who was an independent director at the time of grant of Options but subsequently becomes a non-independent Director;

shall in either such case, be excluded from the calculation of 1% of the Outstanding Shares issuable under the Plan;

iv.	Disinterested Auryn Shareholder approval shall be required in respect of:

•	any amendment which reduces the exercise price of an Option;

•	any amendment to extend the term of an Option;

•	amendments to increase any of the limits on the number of Options that may be granted;

•	any amendment to eligible Participants that may permit an increase to the proposed limit on independent Director participation;

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•	any amendment to the transferability or assignability of an Option;

•	any amendment to 2020 Option Plan section 2.9 – Terms or Amendments Requiring Disinterested Shareholder Approval; and

•	any amendments required to be approved by shareholders under applicable law.

v.	no exercise price of an Option granted to an Insider may be reduced nor the term of an Option granted to an Insider extended without approval of the disinterested shareholders of the Company.

(j)

The 2020 Option Plan includes procedures for notification of a take-over bid (under National Policy 62-203 – Take-Over Bids and Issuer Bids), the related vesting requirements and the criteria by which the Board may determine the success of a take-over bid.

(k)

The 2020 Option Plan accommodates the different tax consequences and tax withholding requirements arising from the Income Tax Act (Canada) and U.S. Internal Revenue Code of 1986, as amended from time to time, including any successor legislation thereto, and which are available under share incentives as they relate to each Canadian Optionee or U.S. Optionee, respectively. In particular, the 2020 Option Plana addresses U.S. tax responsibilities of U.S. Optionees and U.S. Taxpayers in addition to Canadian tax withholding procedures for Canadian Optionees. The 2020 Option Plan also includes a separate form of option commitment applicable to the relevant Canadian or US tax regimes. The 2020 Option Plan also has an aggregate maximum number of 2,000,000 Common Shares to be issued pursuant to Options granted to U.S. Optionees.

Definitions:

A “disinterested shareholder” means a shareholder that is not an Insider to whom Options may be granted under the Plan and they are not an Associate of an Insider.

An “Insider” is a director or an officer of the Company, a director or an officer of a company that is itself an Insider or a subsidiary of an Insider, or a person that has beneficial ownership of and/or control or direction, either directly or indirectly, over, securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities.

Authorization Required for Continuation of the Option Plan Every Three Years

Under TSX Policies listed companies with stock option plans that reserve a percentage of the issued and outstanding voting securities in the capital stock of such listed company from time to time for the issuance of options pursuant to the listed company’s stock option plan, must obtain shareholder approval to continuation of the plan at every third annual meeting of the shareholders of the listed company. All previously allocated options granted under the listed issuer’s current option plan will continue unaffected by approval or disapproval of the resolution.

Resolution to Adopt the 2020 Option Plan for Three Years

To be effective, the resolution to approve and ratify adoption of the 2020 Option Plan must be approved by not less than a simple majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting (an “ordinary resolution”).

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The text of the resolution to ratify and approve adoption of the 2020 Option Plan to be submitted to Shareholders at the Meeting is set forth below:

“Be it RESOLVED as an ordinary resolution that:

a.

the adoption of the Company’s incentive share option plan dated for reference September 3, 2020 (the “2020 Option Plan”), filed at www.sedar.com as of the date hereof, be and is hereby ratified and approved; and

b.	the 6,667,500 currently issued options under the Company’s 2017 Option Plan be deemed to be authorized under and governed the 2020 Plan;

c.	the currently available and unallocated options issuable pursuant to the Company’s 2017 Option Plan are hereby authorized for issuance under the 2020 Option Plan; and

d.

the Company have the ability to continue granting options under the 2020 Option Plan until October 5, 2023, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought.

e.	the 1,694,136 Replacement Eastmain Options shall not constitute options reducing the number of options available for grant under the 2020 Option Plan. ”

The Company currently expects that the 2020 Option Plan will be resubmitted to shareholders at the 2023 annual shareholders meeting held on or before October 5, 2023.

Recommendation

The Auryn Board unanimously recommends the approval of the resolution to adopt the 2020 Option Plan as incentive options are an important element of corporate compensation and the inability to grant them would put the Company at a severe competitive disadvantage in attracting and retaining talented personnel.

Unless otherwise indicated on the form of Proxy received by the Company, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, in favour of the resolution to approve and ratify adoption of the 2020 Option Plan to be effective for three years.

Adoption of the 2020 Articles

The Company’s corporate articles are the substantive governance and procedural rules which were adopted on incorporation and continue to govern it. Articles are akin to what is referred to in some jurisdictions as a corporation’s “by-laws”. The Company’s Articles currently in effect are the same ones with which it was incorporated except for amendments in 2017 to add advance notice requirements in connection with direct shareholder nominations of directors, and in 2019 to increase the quorum requirement to 25%. In anticipation of successful completion the Reorganization Arrangement and Eastmain Acquisition, the Company’s Board, on advice of counsel, has determined to recommend that Auryn Shareholders approve the 2020 Articles, which consolidate the previous amendments, increase the shareholder meeting quorum requirement from 25% to 33 1/3% to reflect current NYSE American standards and authorize the directors to split or reverse-split (consolidate) the Company’s shares without shareholders approval. The 2020 Articles provide that for any corporate alteration for which the Business Corporations Act (British Columbia) does not specify a special or ordinary resolution of shareholders, that the Company’s directors are authorized to effect the alteration.

The adoption of the 2020 Articles of the Company requires a two-thirds vote of the votes cast at the Meeting by the Auryn Shareholders, online or represented by proxy, and the filing of the 2020 Articles. Accordingly, the

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Auryn Shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution to adopt the 2020 Articles, the text of which is as follows:

“RESOLVED, as a special resolution, to approve the 2020 Articles of the Company as follows:

Cancellation of Previous Articles and Adoption of 2020 Articles

1.	The current Articles of the Company as amended to-date are hereby cancelled and that the 2020 Articles described in the Circular are hereby approved and adopted in replacement thereof.

2.	This resolution shall not take effect until the date and time that this resolution and the signed 2020 Articles are received and stamped for deposit at the Company’s records office.

General Authority for Execution of Documents

3.

Any director or officer of the Company be authorized to execute and deliver under the seal of the Company or otherwise, all such documents and to do all such other acts or things as such director or officer may determine to be necessary or advisable in connection with adoption of the 2020 Articles, the execution of any such document or the doing of any such other act or thing by any director or officer of the Company being conclusive evidence of such determination.

Delay or Revocation of Resolution Authorized

4.	The directors have the right to delay or abandon revoke the above special resolution before the 2020 Articles are formally made effective.”

Unless otherwise indicated on the form of Proxy received by the Company, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, in favour of the resolution to approve adoption of 2020 Articles. The proposed form of 2020 Articles are available for review or download at www.sedar.com and from aurynresources.com.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Reorganization Arrangement and Eastmain Acquisition –Before and After Graphic

See also more detailed organization charts for each of Fury Gold and the SpinCos in Appendices G, H and I.

Background to the Reorganization Arrangement and Eastmain Acquisition

In early 2020, the Auryn Board concluded that it should reorganize its holdings of mineral projects to create separate corporate entities to pursue its Canadian and Peruvian mineral projects. The Company’s executive management had been investigating Canadian mineral projects of merit. In late April 2020, management narrowed the scope of its review to focus on the higher grade Eau Claire Project owned by Eastmain. The Company and Eastmain executed mutual confidentiality agreements shortly thereafter. In June after due diligence work on Eastmain and in particular the Eau Claire Project advanced to deal discussions, an in-principle term sheet was exchanged and the parties entered into an Exclusivity Agreement on June 24, 2020. Exclusivity was extended on July 14 and 27, 2020. On July 29, 2020 the Company and Eastmain jointly announced they had entered into the Arrangement Agreement. The provisions of the Arrangement Agreement are the result of arm’s length negotiations between Representatives of Auryn and Eastmain and their respective financial and legal advisors. The terms and conditions of the Arrangement Agreement are summarized in Appendix “K”.

The Arrangement Agreement was negotiated by management with help from and oversight by the Mergers and Acquisitions Committee. Management was also assisted by regular company counsel and the Mergers and Acquisitions Committee retained its own special legal counsel. Financial advisors were engaged and consulted. The Arrangement Agreement was executed only after consideration by the plenary Board of a presentation delivered by the financial advisor to the Auryn Mergers and Acqusitions Committee, Stifel GMP, and receiving a full report by the Mergers and Acquisitions Committee. The terms of the Arrangement Agreement, including the spin-out of the Peruvian Projects, were considered taking into account the best interests of Auryn and the impact on Auryn’s Securityholders. Several specialized advisors assisted with due diligence reviews including reviews of Eastmain’s mineral resources at the Eau Claire Project, environmental and First Nations issues, legal and corporate due diligence, financial and taxation due diligence all of which was considered by the Auryn Board.

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In developing the Reorganization Arrangement, management obtained an independent valuation of the Peruvian Projects from a certified business valuator. Because Auryn Shareholders are receiving the value of these projects through the SpinCos detailed disclosure of the appraisal is not warranted however the estimated valuation placed a range of which will be the estimated amount of the dividend being received by Auryn Shareholders and which will be reported as such to the IRS. (The following figures are low, high, and midpoint all US$):

Subsidiary Name	Low		High		Midpoint
Corisu Peru S.A.C	US$	24,500,000	US$	28,510,000	US$	26,505,000
Sombrero Minerales S.A.C.	US $	18,200,000	US$	19,700,000	US$	18,950,000
Peruvian Subsidiaries	US$	42,700,000	US$	48,210,000	US$	45,455,000

After review and discussion, the Auryn Board unanimously resolved to: (a) accept the advice of its legal and financial advisors that the Reorganization Arrangement and Eastmain Acquisition are fair, from a financial point of view, to the Auryn Securityholders; (b) determine that the Reorganization Arrangement and Eastmain Acquisition are in the best interests of Auryn; and (c) to recommend that Auryn Securityholders vote in favour of the Reorganization Arrangement and Eastmain Acquisition.

Financing Required to Complete the Reorganization and Eastmain Acquisition

On August 28, 2020, Auryn entered into a bought deal letter with Canaccord Genuity Corp. and Beacon Securities Limited acting as co-lead underwriter on behalf of a syndicate of Canadian underwriters. Under the bought deal letter the underwriters agreed to a $22.5 million financing (expected to be upsized to $23 million), for an agreed purchase of 7.5 million to 7.75 million Subscription Receipts in two concurrent tranches at a price of C$2.00 per ordinary Subscription Receipt (2,500,000) (expected to be upsized to 2,750,000) and C$3.50 per flow-through Subscription Receipt (5,000,000). Each Subscription Receipt is exchangeable, conditional upon the closing of the Reorganization Arrangement and the Eastmain Arrangement, into one Fury Gold common share. The Financing proceeds are expected to be placed into escrow with Computershare Trust Company on September 24, 2020 and will only be released to Fury Gold once the Reorganization Arrangement and Eastmain Acquisition are completed

In connection with the Financing, the Underwriters will be reimbursed for their expenses and will receive 50% of their commission on closing of the Financing and will receive the balance of their commission upon satisfaction of the “Escrow Release Conditions”. The gross proceeds of the Financing (less the Underwriters’ expenses and 50% of the Underwriters’ fees) are expected to be deposited in escrow with Computershare Trust Company of Canada on September 24, 2020. The Underwriters’ commission and expenses will be paid out of the escrowed proceeds from the sale of Subscription Receipts exchangeable into non-flow through shares, excluding the portion of the proceeds from the sale of Subscription Receipts exchangeable into flow through shares. The Escrow Release Conditions provide that escrowed funds will be released to Fury Gold immediately following the closing of the Reorganization Arrangement and Eastmain Arrangement and delivery of certain customary completion documents. Investors subscribing for the Subscription Receipts will only receive Fury Gold Shares and will not receive the SpinCo Shares. The 5,000,000 Subscription Receipts sold as “flow-through” means that certain allowable deductions from Canadian income taxes which arise because the proceeds will be spent on exploration on a Canadian mineral project will “flow through” to the investor. The Subscription Receipts that convert into “flow though shares” are otherwise identical to all other common shares of Fury Gold.

The Financing represents equity dilution of approximately 9.88% to the Auyrn Shareholders (both before the Reorganization Arrangement, based on 108,225,334 Auryn Shares outstanding and assuming the conversion of the Subsription Receipts is adjusted to reverse the effects of the consolidation, and after the Reorganization Arrangement, based on 75.9 million Auryn Shares being outstanding) (approximately 10.2% assuming completion of the Upsizing) and approximately 6.38% based on on the 110 million Fury Gold Shares to be issued

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upon completion of the Reorganization Arrangement and Eastmain Acquisition (approximately 6.58% assuming completion of the Upsizing). Investors subscribing for the Subscription Receipt will only receive Fury Gold Shares and will not receive the SpinCo Shares.

The Financing was priced based on arm’s length discussions with the Underwriters before trading in the Fury Gold Shares had commenced. As there is no trading market for the Fury Gold Shares, pursuant to the policies of the TSX the completion of the Financing is subject to the approval of the disinterested approval of the Auryn Shareholders. In this case, Auryn Shares held by Auryn Shareholders participating in the Financing will be excluded from voting on the Financing Resolution. Auryn does not presently know for certain if current Auryn Shareholders will participate in the Financing but procedures are in place to ensure that each investor in the Financing must certify as to any existing ownership or control over holdings of Auryn voting securities and must abstain from voting on the Financing in respect of those securities. One proposed new Director, Michael Timmins has indicated he will be purchasing 50,000 Subscription Receipts ($100,000) but he is neither an Auryn Shareholder nor will he be an Auryn insider at the time of purchase. No insiders of Auryn are participating in the Financing, and the Financing will not result in a change of control of Auryn.

The Reorganization Arrangement

At the Meeting, Auryn Securityholders will be asked to consider and, if thought advisable, to pass, the Reorganization Arrangement Resolution to approve the Reorganization Arrangement under the BCBCA pursuant to the terms of the Arrangement Agreement and the Auryn Plan of Arrangement. The Reorganization Arrangement, the Auryn Plan of Arrangement and the terms of the Arrangement Agreement are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by Auryn under its profile on SEDAR at www.sedar.com, and is summarized on Appendix “M”, as well as the Reorganization Arrangement, which is attached to this Circular as Appendix “C”.

In order to implement the Reorganization Arrangement, the Reorganization Arrangement Resolution must be approved by: (a) at least two-thirds of the votes cast by the Auryn Shareholders; and (b) at least two-thirds of the votes cast by Auryn Shareholders, Auryn Optionholders and Auryn Warrantholders, voting as a single class, present in person or by proxy at the Meeting. A copy of the Reorganization Arrangement Resolution is set out in Appendix “B” of this Circular.

Unless otherwise directed, it is management’s intention to vote FOR the Reorganization Arrangement Resolution. If you do not specify how you want your Auryn Shares, Auryn Options or Auryn Warrants voted, the persons named as proxyholders will cast the votes represented by your proxy at the Meeting FOR the Reorganization Arrangement Resolution.

If the Reorganization Arrangement is approved at the Meeting and the Auryn Final Order approving the Reorganization Arrangement is issued by the Court and the applicable conditions to the completion of the Reorganization Arrangement are satisfied or waived, the Reorganization Arrangement will take effect commencing at the Effective Time on the Effective Date (which is expected to be on or about October 9, 2020).

Summary of Principal Steps of the Reorganization Arrangement

Under the Reorganization Arrangement, commencing at the Effective Time, the following will occur and be deemed to occur in law in the following chronological order:

(a)	Auryn Dissenting Shareholders

Each Auryn Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and

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encumbrances, to Auryn and Auryn shall thereupon be obliged to pay the amount therefor determined and payable in accordance with the Reorganization Arrangement, and the name of each such holder shall be removed from the securities register as a holder of Auryn Shares and such Auryn Shares so transferred to Auryn shall thereupon be cancelled.

(b)	Capitalization of the SpinCos

The SpinCo Capitalization Agreements shall be implemented and Auryn will be deemed to have transferred to SpinCos the SpinCo Assets and SpinCos will assume the SpinCo Liabilities in consideration of SpinCo Shares equal in number to the number of issued Auryn Shares minus one in respect of each SpinCo.

(c)	Reorganization Common Share Capital, Distribution of SpinCos

Auryn will reorganize its share capital by consolidating its common shares on the basis of approximately one Auryn Share for 0.7 of one Fury Gold Share and by creating exchangeable shares which will then be redeemed by distributing the SpinCos to Auryn Shareholders. These steps are more particularly described as follows:

The authorized share capital of Auryn shall be deemed to have been reorganized and its articles amended by:

(i)	multiplying the issued Auryn Shares by the Consolidation Ratio;

(ii)	renaming and redesignating all of the issued and unissued Auryn Shares as Class A Shares;

(iii)	providing that the rights, privileges, restrictions and conditions attached to the Class A Shares are as follows:

(A)

to two votes at all meetings of Auryn Shareholders except meetings at which only holders of a specified class of shares are entitled to vote and shall be entitled to one vote for each common share held;

(B)	to receive, subject to the rights of the holders of another class of shares, any dividend declared by Auryn; and

(C)

to receive, pari passu with the Fury Gold Shares, and subject to the rights of the holders of another class of shares, the remaining property of Auryn on the liquidation, dissolution or winding up of Auryn, whether voluntary or involuntary;

(iv)	creating a new class consisting of an unlimited number of common shares without par value referred to herein as Fury Gold Shares;

(v)	providing that the rights, privileges, restrictions and conditions attached to the Fury Gold Shares are as follows:

(A)	to vote at all meetings of Auryn Shareholders except meetings at which only holders of a specified class of shares are entitled to vote and shall be entitled to one vote for each Fury Gold Share held;

(B)	to receive, subject to the rights of the holders of any other class of shares having a priority, any dividend declared by Auryn; and

(C)

to receive, pari passu with the Class A Shares, and subject to the rights of the holders of another class of shares having priority, the remaining property of Auryn on the liquidation, dissolution or winding up of Auryn, whether voluntary or involuntary;

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(vi)

immediately before the exchange in paragraph (vii) below occurs, each Auryn Option held by an Auryn Optionholder that was outstanding at the Effective Time will be deemed to be exchanged for a Fury Gold Option upon the terms and conditions set out in paragraph 3(d) of the Reorganization Arrangement;

(vii)	Auryn shall be deemed to have reorganized its capital within the meaning of Section 86 of the Tax Act as follows and in the following order:

(A)

each Auryn Shareholder (other than a Dissenting Shareholder) will exchange each Class A Share held at the Effective Time for (A) one Auryn Share times the Consolidation Ratio (a Fury Gold Share), (B) (1.0÷Consolidation Ratio) SpinCo Sombrero Shares and (C) (1.0÷Consolidation Ratio) SpinCo Curibaya Shares and such Auryn Shareholders shall thereupon cease to be the holders of the Class A Shares so exchanged;

(B)

the authorized capital of Auryn is amended to delete the Class A Shares, none of which are issued and outstanding, and to delete the rights, privileges, restrictions and conditions attached to the Class A Shares; and

(C)

the aggregate amount added to the stated capital of the Fury Gold Shares issued shall be equal to the amount if any, by which (A) the aggregate paid-up capital (as that term is defined for the purposes of the Tax Act) of the Auryn Shares (other than Auryn Shares held by the Dissenting Shareholders) immediately prior to the Effective Time, exceeds (B) the Fair Market Value of the SpinCo Shares distributed to the Auryn Shareholders.

Fractional shares will be aggregated for each Auryn Shareholder (or by account) and no individual fractional shares will be issued. SpinCo Shares shall be distributed to the nearest whole number and Auryn Shareholders will not receive any compensation in lieu of any single fractional share per Auryn Shareholder (or per account). The name of each Auryn Shareholder who is so deemed to exchange his, her or its Class A Shares, shall be removed from the securities register of Class A Shares with respect to the Class A Shares so exchanged and shall be added to the securities registers of Fury Gold Shares and SpinCo Shares as the holder of the number of Fury Gold Shares and SpinCo Shares deemed to have been received on the exchange.

(d)	Auryn Optionholders and Auryn Warrantholders

The holders of Auryn Options and Auryn Warrants will receive appropriately adjusted replacement options and warrants of Fury Gold. The replacement Fury Gold Options will be multiplied by the Consolidation Ratio and the exercise price divided by the Consolidation Ratio, and the exercise price of the Fury Gold Option will be further adjusted downwards as permitted by the policies of the TSX to provide for the distribution of the SpinCo Shares to the Auryn Shareholders by an amount that is no greater than the difference between: (i) the VWAP of the Auryn Shares for the five trading days before the Effective Date and (ii) the VWAP of the Fury Gold Shares for the five trading days commencing on and following the Effective Date. The Auryn Warrants will be exchanged for Fury Gold Replacement Warrants that entitle the holder to acquire at an exercise price equal to the exercise price of the Auryn Warrants they replace divided by the Consolidation Ratio: (i) one Fury Gold Share times the Consolidation Ratio; (ii) one SpinCo Sombrero Share; and (iii) one SpinCo Curibaya Shares.

Reasons for the Reorganization Arrangement

The Auryn Board has reviewed and considered an amount of information and considered a number of factors relating to the Reorganization Arrangement with the benefit of advice from Auryn’s senior management and its

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financial and legal advisors. The following is a summary of the principal reasons for the recommendation of the Auryn Board that Auryn Shareholders vote FOR the Reorganization Arrangement Resolution:

(a)

Separate Participation by Auryn Shareholders in the Peruvian Projects. Auryn Shareholders, through their ownership of the SpinCo Shares, will also participate in the SpinCos Properties. The Auryn Shareholders will hold 100% of the issued SpinCo Shares upon completion of the Reorganization Arrangement and Eastmain Arrangement. The SpinCos will have approximately $6.7 million in cash to pursue development of the SpinCos Properties. It is expected that the current management of Auryn will also participate as management of the SpinCos.

(b)

Investment Diversification. The creation of two separate companies dedicated to the pursuit of their respective businesses will provide Auryn Shareholders with diversification and increased liquidity for their investment portfolios, as they will hold a direct interest in two companies, each of which is focused and valued on different objectives;

(c)

Approval of Special Majorities of Auryn Securityholders and the Court are Required. The following required approvals protect the rights of Auryn Securityholders: the Reorganization Arrangement must be approved by: (a) at least two-thirds of the votes cast in respect of the Reorganization Arrangement Resolution by Auryn Securityholders; and (b) at least two-thirds of the votes cast in respect of the Reorganization Arrangement Resolution by Auryn Shareholders, Auryn Optionholders and Auryn Warrantholders, voting as a single class, present in person or represented by proxy at the Meeting; and the Reorganization Arrangement must also be sanctioned by the Court, which will consider the fairness of the Reorganization Arrangement to Auryn Shareholders.

(d)

Superior Proposals. The Arrangement Agreement allows the Auryn Board, in the exercise of its fiduciary duties, to respond to certain unsolicited Acquisition Proposals, prior to the Auryn Securityholder Approval, which may be superior to the Reorganization Arrangement. The Auryn Board received advice from its financial and legal advisors that the deal protection terms including the Auryn Expense Fee, Auryn Termination Fee, and circumstances for payment of such expense and termination fees, are within the ranges typical in the market for similar transactions and are not a significant deterrent to potential Superior Proposals.

(e)

Dissent Rights. Registered Auryn Shareholders who oppose the Reorganization Arrangement may, on strict compliance with the Dissent Procedures, exercise their Dissent Rights and receive the fair value of the Dissent Shares.

(f)

Auryn Voting Agreements. The directors and senior officers of Auryn have entered into the Auryn Voting Agreements pursuant to which they agreed to vote in favour of the Reorganization Arrangement and Eastmain Acquisition. As of the Record Date, such directors and officers of Auryn representing approximately 14.81% of the Outstanding Auryn Voting Securities.

In view of the wide variety of factors and information considered in connection with their evaluation of the Reorganization Arrangement, the Auryn Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching their conclusions and recommendations. In addition, individual members of the Auryn Board may have given different weights to different factors or items of information.

Treatment of Auryn Options

Each Auryn Option held by an Auryn Optionholder that was outstanding as the Effective Time will be deemed to be exchanged for a Fury Gold Option which will be adjusted by multiplying the number of Auryn Shares subject to the Auryn Option by the Consolidation Ratio and the exercise price divided by the Consolidation Ratio Auryn

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Options, shall continue for all purposes be deemed to be option certificates representing Fury Gold Options provided that the number of Options shall be deemed reduced by multiplying the number of Auryn Options previously outstanding by the Consolidation Ratio and the exercise price of the Fury Gold Options will be the previous price divided by the Consolidation Ratio. The exercise price of the Fury Gold Option may be further adjusted downwards pursuant to the policies of the TSX to provide for the distribution of the SpinCo Shares to the Auryn Shareholders by an amount that is no greater than the difference between: (i) the VWAP of the Auryn Shares for the five trading days before the Effective Date and (ii) the VWAP of the Fury Gold Shares for the five trading days commencing on and following the Effective Date. Except as otherwise provided in the Auryn Plan of Arrangement, the term, expiry, conditions to and manner of exercising, and all other terms and conditions of a Fury Gold Option will be the same as the Auryn Option for which it is exchanged.

For example a holder of 10,000 Auryn Options exercisable at $2.00 will receive an option to acquire 7,031 options in Fury Gold at a price of $2.84, subject the further adjustment noted above.

Treatment of Auryn Warrants

Each Auryn Warrant outstanding as the Effective Time will be deemed to be exchanged for Fury Gold Replacement Warrant which will be exercisable at the exercise price of the Auryn Warrant it replaces divided by the Consolidation Ratio, permitting the holder to acquire the aggregate of: (i) one Fury Gold Share times the Consolidation Ratio; (ii) one SpinCo Sombrero Share; and (iii) one SpinCo Curibaya Shares. Except as otherwise provided in the Auryn Plan of Arrangement, the term, expiry, conditions to and manner of exercising, and all other terms and conditions of a Fury Gold Replacement Warrant will be the same as the Auryn Warrant for which it is exchanged. Of the maximum $1 million proceeds of the Fury Gold Replacement Warrants, $100,000 will be paid over to each SpinCo to compensate for the issuance by them of SpinCo shares to the holder of the Fury Gold Replacement Warrants

Auryn Voting Agreements

On July 29, 2020, Eastmain entered into the Auryn Voting Agreements with Auryn directors and senior officers. The Auryn Voting Agreements set forth, among other things, the agreement of such directors and officers to vote their Auryn Shares and Auryn Options in favour of the Reorganization Arrangement, Financing and Eastmain Acquisition. As of the Record Date, August 24, 2020, of the Outstanding Auryn Voting Securities 17,097,116 were subject to the Auryn Voting Agreements, representing approximately 14.81% of the Outstanding Auryn Voting Securities.

The Auryn Voting Agreements require voting support, prohibit solicitation of an alternative Acquisition Proposal, and impose a contractual hold period on Auryn Shares held by the Auryn Locked-up Shareholders expiring upon completion of the Reorganization Arrangement, or upon earlier termination of the Auryn Voting Agreements.

Each Auryn Locked-up Shareholder has agreed to vote his or her owned (directly or indirectly) securities of Auryn, and any securities of Auryn acquired by or issued to such Auryn Locked-up Shareholder following July 29, 2020, to the extent it is so entitled, in favour of the Reorganization Arrangement and against any other matter that could reasonably be expected to delay, prevent or frustrate the completion of the Reorganization Arrangement. Under the terms of the Auryn Voting Agreements, Auryn has acknowledged that any Auryn Locked-up Shareholder who is also a director or officer of Auryn is bound under the Auryn Voting Agreement only in such person’s capacity as a securityholder, and not in his or her capacity as a director or officer.

The Auryn Voting Agreements terminate: (a) by mutual agreement; (b) by the Auryn Locked-up Shareholders (i) in case of breach any covenants of the Auryn Voting Agreement by Auryn, (ii) if Auryn decreases the number

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of the SpinCo Shares issuable to Auryn Shareholders, and (iii) if Auryn amends the Arrangement Agreement in a way that adversely affects the Auryn Locked-up Shareholder; (c) upon the completion of the Reorganization Arrangement; (d) on the date of termination of the Arrangement Agreement in accordance with the terms thereof; or on the Outside Date (November 30, 2020 unless extended by agreement). Under the terms of the Auryn Voting Agreements, certain Auryn Options may be exercised and resold in accordance with their terms.

Recommendation of the Auryn Mergers and Acquisitions Committee

The Auryn Board established the Auryn Mergers and Acquisitions Committee to oversee the process surrounding the review of the transaction and other potential strategic alternatives and to provide recommendations to the full Auryn Board of Directors as appropriate. The Auryn Mergers and Acquistions Committee, after taking into account, among other things, the key benefits and risks of the Reorganization Arrangement, including those noted under the heading “Reasons for the Arrangement”, and the fairness opinions delivered by Stifel GMP and after consulting with its legal and financial advisors, unanimously determined that the Reorganization Arrangement is in the best interests of Auryn and is fair to the Auryn Securityholders and unanimously recommended that the Auryn Board approve the Arrangement Agreement, Reorganization Arrangement and Eastmain Acquisition and recommend that the Auryn Securityholders vote FOR the Reorganization Arrangement Resolution and that the Auryn Shareholders vote FOR the Reorganization Arrangement Resolution, Eastmain Acquisition Resolution and Financing Resolution.

Recommendation of the Auryn Board

The Auryn Board, after consultation with its financial and legal advisors, has determined that the Reorganization Arrangement is fair to the Auryn Securityholders and in the best interests of Auryn. Accordingly, the Auryn Board recommends that Auryn Securityholders vote FOR the Reorganization Arrangement Resolution and that the Auryn Shareholders vote FOR the Eastmain Acquisition Resolution and Financing Resolution.

All directors of Auryn and the senior officers of Auryn intend to vote all of their Auryn Shares, Auryn Options and Auryn Warrants in favour of the Reorganization Arrangement Resolution, Eastmain Acquisition Resolution and Financing, subject to the terms of the Arrangement Agreement and the Auryn Voting Agreements.

The Arrangement Agreement

The description of the Arrangement Agreement in this Circular in Appendix “K” is a summary only and is qualified in its entirety by reference to the Arrangement Agreement, which is incorporated by reference herein and has been filed by each of Eastmain and Auryn on their respective SEDAR profiles at www.sedar.com.

Approval of Reorganization Arrangement Resolution

At the Meeting, the Auryn Securityholders will be asked to approve the Reorganization Arrangement Resolution, the full text of which is set out in Appendix “B” to this Circular. In order for the Reorganization Arrangement to become effective, as provided in the Auryn Interim Order and by the BCBCA, the Reorganization Arrangement Resolution must be approved by: (a) at least two-thirds of the votes cast on the Reorganization Arrangement Resolution by Auryn Shareholders; and (b) at least two-thirds of the votes cast by Auryn Shareholders, Auryn Optionholders and Auryn Warrantholders, voting as a single class and with Auryn Optionholders having one vote for each Auryn Option held, present in person or represented by proxy at the Meeting. Should Auryn Securityholders fail to approve the Reorganization Arrangement Resolution by the requisite majority, the Reorganization Arrangement will not be completed.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

The Auryn Board has approved the terms of the Arrangement Agreement and the Auryn Plan of Arrangement and recommends that the Auryn Securityholders vote FOR the Reorganization Arrangement Resolution. See “The Meeting – Recommendation of the Auryn Board” above.

Approval of the Financing

In addition to the approval of the Reorganization Arrangement Resolution Auryn Shareholders will be asked to consider and, if thought advisable, pass by simple majority, the Financing. The full text of that resolution is set out in Appendix “B” to this Circular and will authorize the issuance of up to 7.5 million Fury Gold Shares to the holders of the Subscription Receipts. This figure is expected to be upsized to 7.75 million.

The Subscription Receipts will be issued pursuant to a bought deal letter agreed to between Auryn, Canaccord Genuity Corp. and Beacon Securities Limited acting as co-lead underwriters on behalf of a syndicate of underwriters (the “Underwriters”). The Subscription Receipts will be sold in two concurrent tranches, one consisting of 2,500,000 Subscription Receipts sold at $2.00 per Subscription Receipt, which will entitle the holders to acquire Fury Gold Shares on completion of the Reorganization Arrangement and Eastmain Arrangement, and 5,000,000 flow through Subscription Receipts sold at $3.50 per flow through Subscription Receipt which will entitle the holders to acquire Fury Gold Shares on completion of the Reorganization Arrangement and Eastmain Arrangement that will qualify as “flow through shares” for the purposes of the Tax Act. Flow through Subsection Receipts will be exchanged for fl Fury Gold Shares that qualify as flow through shares entitling the purchasers to certain Canadian income tax deductions arising out of the expenditure of the $17,500,000 subscription proceeds on exploration of a Canadian resource property.

The Financing, once represented by Fury Gold Shares to be exchanged for the Subscription Receipts, represents equity dilution of 6.38% based on the 110 million Fury Gold Shares to be issued upon completion of the Reorganization Arrangement and Eastmain Acquisition (approximately 6.58% assuming completion of the Upsizing). The Financing represents equity dilution of approximately 9.88% to the Auyrn Shareholders (both before the Reorganization Arrangement, based on 108,225,334 Auryn Shares outstanding and assuming the conversion of the Subsription Receipts is adjusted to reverse the effects of the consolidation, and after the Reorganization Arrangement, based on 75.9 million Auryn Shares being outstanding) (approximately 10.2% assuming completion of the Upsizing). Investors subscribing for the Subscription Receipt will only receive Fury Gold Shares and will not receive the SpinCo Shares. No insiders of Auryn are participating in the Financing, and the Financing will not result in a change of control of Auryn.

Reasons for Disinterested Shareholder Approval

The Financing was priced based on arm’s length discussions with the Underwriters before trading in the Fury Gold Shares had commenced. As there is no trading market for the Fury Gold Shares, pursuant to the policies of the TSX the completion of the Financing is subject to the approval of the disinterested approval of the Auryn Shareholders. In this case, Auryn Shares held by Auryn Shareholders participating in the Financing would be excluded from voting on the Financing Resolution. Auryn does not presently know for certain if current Auryn Shareholders will participate in the Financing but procedures are in place to ensure that each investor in the Financing must certify as to any existing ownership or control over holdings of Auryn voting securities and must abstain from voting on the Financing in respect of those securities.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

The Auryn Board has approved the terms of the Financing and recommends that the Auryn Shareholders vote FOR the Financing Resolution (and will take steps to ensure any Auryn Shareholder participating in the Financing is precluded from voting his or her Aurn Shares).

Approval of Immediate and Potential Share Dilution resulting from the Eastmain Acquisition

In addition to the approval of the Reorganization Arrangement and the Financing, Auryn Shareholders will be asked to consider and, if thought advisable, pass by simple majority, the Eastmain Acquisition Resolution. The full text of that resolution is set out in Appendix “B” to this Circular and will authorize the issuance of up to 34.1 million Fury Gold Shares (being the equivalent of 48,714,286 pre-consolidation Auryn Shares) to the former Eastmain Shareholders and holders of Eastmain convertible securities.

Pursuant to the Arrangement Agreement, Auryn will acquire all of the outstanding common shares and convertible securities of Eastmain, so that on completion of the Eastmain Acquisition, Eastmain will be a wholly owned subsidiary of Fury Gold (Auryn after the consolidation of the Auryn Shares on approximately a one Auryn Share for 0.7 Fury Gold Share basis, Peruvian spinout and name change). Information concerning Eastmain can be found in Appendix “F” – Information Concerning Eastmain. Pursuant to the terms of the Arrangement Agreement, Auryn will issue 34.1 million common shares, representing approximately 31% of the outstanding shares of Fury Gold, after completion of the Reorganization Arrangement and Eastmain Acquisition (but excluding shares issuable on conversion of the Financing or convertible securities of Eastmain or Auryn). In the event that options to acquire Eastmain Shares are exercised before the record date, such exercise will not result in further dilution to Auryn Shareholders. The exercise of Auryn Warrants or Auryn Options prior to the Effective Date will result in an incremental downward adjustment to the Consolidation Ratio, as the number of Fury Gold Shares to be outstanding and held by former Auryn Shareholders is fixed at 75.9 million irrespective of the number of Auryn Shares outstanding at the Effective Time.

Auryn Securities	Number issued	Consolidation Ratio if Auryn Options and Warrants are exercised before Effective Date	Fury Gold shares received per 1000 Auryn Shares
Shares	108,225,734	0.7013	701
Options	4,155,073	0.6754	675
Warrants	500,000	0.6724	672
Total	112,880,807	0.6724	672

Note: Auryn Shareholders should note that the number of Fury Gold shares per 1000 reduces if Auryn dilutives are exercised before the Effective Date because the aggregate number of Fury Gold Shares issuable for issued Auryn Shares is fixed at 75,900,000, however part of that reduction represents equity dilution that would otherwise occur if and when these dilutive securities are exercised after the Effective Date. Eastmain Shareolders are subject to a similar effect if Eastmain dilutive securities are exercised before the Effective Date because the aggregate number of Fury Gold Shares to be issued for Eastmain Shares is fixed at 34,100,000. The reduction does not affect the number of SpinCo shares to be received which is fixed at 1:1 for each (one share of each SpinCo for each Auryn Share).

Eastmain Options outstanding on the Effective Date will be exchanged for the Fury Gold Replacement Options which will entitle the holder to acquire such number of Fury Gold Shares as is equal to the number of Eastmain Shares originally subject to the Eastmain Option multiplied by the Exchange Ratio, at an exercise price equal to the original Eastmain Option exercise price divided by the Exchange Ratio. Eastmain Warrants outstanding on the Effective Date will be similarly adjusted to entitle the holder to acquire such number of Fury Gold Shares as

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is equal to the number of Eastmain Shares originally subject to the Eastmain Warrant multiplied by the Exchange Ratio, at an exercise price equal to the original Eastmain Warrant exercise price divided by the Exchange Ratio. The Exchange Ratio will be set on the Effective Date and will be determined by dividing 34.1 million by the number of Eastmain Shares outstanding on the Effective Date, which is expected to result in an Exchange Ratio of approximately 0.11728 of a Fury Gold Share (approximately 0.16722 of an Auryn Share preconsolidation) for each Eastmain Share. After adjustment for the estimated value of the SpinCo shares based on an independent valuation report received by Auryn (US$45.5M), the C$121M offer represents approximately C$0.42 per Eastmain share, representing a premium of 137% premium to the closing market price of the Eastmain Shares on July 29, 2020, and a premium of 123% based on the 20 day VWAP of the Eastmain Shares.

In order for the Eastmain Acquisition to be completed, the Eastmain Acquisition Resolution must be approved by a simple majority (50% plus one vote) of votes cast at the Meeting by Auryn Shareholders, present online or by proxy.

Auryn Locked-Up Shareholders (who include directors and senior executives of Auryn), holding 14.81% of the Auryn securities have entered into the Support Agreements with Eastmain and have agreed to vote their Auryn Shares in favour of the Eastmain Acquisition Resolution.

The Auryn Board unanimously recommends that Auryn Shareholders vote FOR the Eastmain Acquisition Resolution. Unless otherwise directed, the management nominees named in the accompanying form of proxy intend to vote FOR the approval of the Eastmain Acquisition Resolution.

Reason for Shareholder Approval Requirement

Pursuant to Section 611(c) of the TSX Company Manual, the TSX requires shareholder approval in circumstances where a proposed issuance of voting securities for an acquisition will result in the issuance of 25% or more of an issuer’s outstanding voting securities on a non-diluted basis. TSX will generally not require further security holder approval for the issuance of up to an additional an additional 9,294,347 Fury Gold Shares (the equivalent of 13,277,639 pre- consolidation Auryn Shares) such number being 25% of the number of securities approved by security holders for the transaction.

The Eastmain Acquisition Resolution will authorize the issuance of a number of Auryn Shares in excess of 25%. The actual number is estimated to be approximately 31% of the issued and outstanding Auryn Shares as of September 1, 2020 on a non-diluted basis, assuming completion of the Reorganization Arrangement but before the Financing or issue of shares consequent upon the exercise of any convertible securities of Eastmain or Auryn. The issuance of the Auryn Shares for the Eastmain Acquisition and Financing represent, on a pre-consolidation basis, would result in the issue of 63,829,275 Auryn Shares (including Auryn Shares that would be issuable on exercise of Eastmain Warrants and Eastmain Options), representing 58.97% of the Auryn Shares currently outstanding.

Auryn will make an application to the TSX to list the Auryn Shares issuable under the Eastmain Acquisition Resolution. Such listing will be subject to Auryn fulfilling all of the customary listing requirements of the TSX, including obtaining approval of the Eastmain Acquisition Resolution, which are required under the TSX Company Manual. Section 611(c) requires shareholders approval because the aggregate number of Auryn Shares issuable under the Eastmain Acquisition and the Financing is greater than 25% of the currently outstanding Auryn Shares.

Auryn Shares to be Issued Pursuant to the Eastmain Acquisition Resolution

In connection with the Eastmain Acquisition Resolution, Auryn Shareholders will be asked to approve the issue of up to 37,268,399 Fury Gold Shares (the equivalent of 53,135,064 pre-consolidation Auryn Shares) pursuant to

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the Eastmain Acquisition, although Fury Gold will issue only approximately 34.1 million Fury Gold Shares on Closing of the Eastmain Acquisition. The aggregate Fury Gold shares issuable in connection with the Eastmain Acquisition includes: (i) 34,100,000 million Fury Gold Shares to Eastmain Shareholders (based on the number of Eastmain Shares outstanding as of the date of the Arrangement Agreement) (the equivalent of 48,6217,502 pre-consolidation Auryn Shares); (ii) 1,694,136 Fury Gold Shares (the equivalent of 2,415,531 pre-consolidation Auryn Shares) potentially issuable upon the exercise of Replacement Options to be issued to Eastmain Optionholders in exchange for their Eastmain Options; and (iii) 1,474,263 Fury Gold Shares (the equivalent of 2,101,061 pre-consolidation Auryn Shares) potentially issuable upon the exercise of the Eastmain Warrants. TSX will generally not require further security holder approval for the issuance of up to an additional 9,294,347 Fury Gold Shares (the equivalent of 13,277,639 pre-consolidation Auryn Shares) such number being 25% of 37,268,399 Fury Gold Shares (the equivalent of 53,135,064 pre-consolidation Auryn Shares) to be approved by security holders for the Eastmain Acquisition.

One Insider of Auryn hold approximately 100,000 Eastmain Shares, and consequently will receive approximately 8,190 Fury Gold Shares in exchange for their Eastmain Shares. To the knowledge of Auryn, no other Insiders of Auryn hold any Eastmain Options or Eastmain Warrants and no Insiders of Eastmain hold any material number of Auryn Shares, if any.

Following the successful completion of the Reorganization Arrangement, Financing and Eastmain Acquisition, former Auryn Shareholders will hold approximately 64.6% of Fury Gold Shares, former Eastmain Shareholders will hold approximately 29%, and the investors in the Financing will hold approximately 6.4%, in each case before giving effect to any of the dilutive securities of Fury Gold.

Procedure for Distribution of Certificates

Share Certificates

For each Registered Auryn Shareholder, accompanying this Circular is an Auryn Letter of Transmittal. Auryn has enclosed an envelope with the Meeting Materials in order to assist Auryn Shareholders with returning Auryn Letters of Transmittal and related documents to Computershare, as depositary under the Reorganization Arrangement.

In order for a Registered Auryn Shareholder to receive the Auryn Shareholder Exchange Consideration for each Auryn Common Share held by such Registered Auryn Shareholder, such Registered Auryn Shareholder must deposit the certificate(s) representing his, her or its Auryn Shares or applicable DRS Statement(s) with Computershare, as depositary. The Auryn Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in the Auryn Letter of Transmittal or reasonably requested by Computershare, must accompany all certificates or DRS Statements for Auryn Shares deposited for payment pursuant to the Reorganization Arrangement.

The Letter of Transmittal contains procedural information relating to the Reorganization Arrangement and should be reviewed carefully. In all cases, issuance of the Fury Gold Shares and SpinCo Shares for Auryn Shares will be made only after timely receipt by Computershare of a duly completed and signed Auryn Letter of Transmittal, together with certificates representing such Auryn Shares or applicable DRS Statements and such other documents and instruments referred to in the Auryn Letter of Transmittal or as Computershare may require from time to time, acting reasonably. Computershare will issue the Auryn Shareholder Exchange Consideration Auryn Shareholder is entitled to receive in accordance with the instructions in the Auryn Letter of Transmittal. Auryn reserves the right, if it so elects in its absolute discretion, to instruct Computershare to waive any irregularity contained in any Auryn Letter of Transmittal received by Computershare. As soon as practicable following the later of the Effective Date and the deposit of the Auryn Shares, including delivery of the Auryn Letter of Transmittal, certificates and other corresponding documents required from the Auryn Shareholder, Computershare shall forward the Fury Gold Shares

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and SpinCo Shares payable to the applicable Auryn Shareholder in accordance with the Reorganization Arrangement and the instructions in the Auryn Letter of Transmittal.

Any Non-Registered Auryn Shareholder whose Auryn Shares are registered in the name of a broker, investment dealer, bank, trust corporation, trustee or other nominee should contact that nominee for assistance in depositing such Auryn Shares and should follow the instructions of such nominee in order to deposit such Auryn Shares with Computershare.

The method used to deliver an Auryn Letter of Transmittal and any accompanying certificates and other relevant documents, if any, is at the option and risk of the relevant Auryn Shareholder. Delivery will be deemed effective only when such documents are actually received by Computershare at the address set out in the Auryn Letter of Transmittal. Auryn recommends that the necessary documentation be hand delivered to Computershare and a receipt obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended. Under no circumstances will interest consideration to be issued in connection with the Reorganization Arrangement accrue or be paid by the Auryn, Auryn or Computershare to persons delivering an Auryn Letter of Transmittal in connection with the Reorganization Arrangement, regardless of any delay in making such payment. Certificates representing Auryn Common Shares will be forwarded by first class mail to the addresses supplied in the Auryn Letter of Transmittal, if any, or to the address of the Registered Auryn Shareholder as last shown on record with Auryn, or held at a Computershare office set out in the Auryn Letter of Transmittal for pick-up. Delivery of such certificates representing Auryn Shares in accordance with an Auryn Shareholder’s instructions in the Auryn Letter of Transmittal will be deemed to constitute receipt by such Auryn Shareholder.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Auryn Shares that were transferred or surrendered pursuant to the Reorganization Arrangement shall have been lost, stolen or destroyed, then the Auryn Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to Computershare. Upon making of an affidavit of that fact that such certificate has been lost, stolen or destroyed by the Registered Auryn Shareholder of such Auryn Shares and the receipt by Computershare of an Auryn Letter of Transmittal and any other documents Computershare requires, Computershare will issue in exchange for such lost, stolen or destroyed certificate, the Auryn Shareholder Exchange Consideration which such Registered Auryn Shareholder is entitled to receive pursuant to the Plan of Arrangement. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the Registered Auryn Shareholder to whom the payment is made will, as a condition precedent to the delivery of such Auryn Shareholder Exchange Consideration, be required to give a bond satisfactory to Auryn, Auryn and Computershare, as depositary, in such sum as Auryn, Auryn and Computershare may direct or otherwise indemnify Auryn, Auryn and Computershare in a manner satisfactory to Auryn, Auryn and Computershare against any claim that may be made against Auryn, Auryn and Computershare with respect to the certificate alleged to have been lost, stolen or destroyed.

After the Effective Time, Auryn Share certificates will continue to be valid and represent the number of Fury Gold shares when the number of Auryn Shares on the certificate is multiplied by the Consolidation Ratio. However no SpinCo shares can be issued to the holder of an Auryn Share until it is tendered to Computershare with a Letter of Transmittal.

Option Certificates

New option certificates shall be issued with respect to the Fury Gold Options issued in connection with the Reorganization Arrangement. After the Effective Time, option certificates representing, on their face, Auryn Options, shall continue for all purposes be deemed to be option certificates representing Fury Gold Options subject that the number of Options shall be deemed reduced by the Consolidation Ratio and the exercise price is the previous price divided by the Consolidation Ratio. The exercise price of the Fury Gold Option may be further adjusted downward as permitted by the policies of the TSX to provide for the distribution of the SpinCo Shares

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to the Auryn Shareholders by an amount that is no greater than the difference between: (i) the VWAP of the Auryn Shares for the five trading days before the Effective Date and (ii) the VWAP of the Fury Gold Shares for the five trading days commencing on and following the Effective Date.

Fractional Shares

Any fractional shares issuable pursuant to the Reorganization Arrangement, including on exercise or conversion, will be rounded down to the nearest whole number.

Effects of the Reorganization Arrangement on Auryn Shareholders’ Rights

Auryn Shareholders receiving Fury Gold Shares and the SpinCo Shares under the Reorganization Arrangement will remain shareholders of Auryn (to be renamed Fury Gold) and their rights are not affected as such. Auryn Shareholders will also become shareholders of the SpinCos. The SpinCos, like Auryn, are provincially incorporated in British Columbia, Canada and governed by the BCBCA.

Court Approval of the Reorganization Arrangement

An arrangement under the BCBCA requires Court approval.

Auryn Interim Order

On September 1, 2020, Auryn obtained the Auryn Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and certain other procedural matters. The text of the Auryn Interim Order is set out in Appendix “D” to this Circular.

Auryn Final Order

Subject to the terms of the Arrangement Agreement, and if the Reorganization Arrangement Resolution is approved by Auryn Securityholders at the Meeting in the manner required by the Auryn Interim Order, Auryn intends to make an application to the Court for the Auryn Final Order.

The application for the Auryn Final Order approving the Reorganization Arrangement is currently scheduled for October 7, 2020 at 09:45 AM (Vancouver time), or as soon thereafter as counsel may be heard, at the at the Vancouver Courthouse located at 800 Smithe St, Vancouver BC V6Z 2E1, Canada, or at any other date and time as the Court may direct. Any Auryn Shareholder, Auryn Optionholder, Auryn Warrantholder or any other interested party who wishes to appear or be represented and to present evidence or arguments at that hearing of the application for the Auryn Final Order must file and serve a response to petition no later than 4:00 PM (Vancouver time) on October 5, 2020 along with any other documents required, all as set out in the Auryn Interim Order and the Notice of Petition, the text of which are set out in Appendix “D” to this Circular, and satisfy any other requirements of the Court. Such Persons should consult with their legal advisors as to the necessary requirements. In the event that the hearing is adjourned, then, subject to further order of the Court, only those Persons having previously filed and served a response to petition will be given notice of the adjournment.

The Court has broad discretion under the BCBCA when making orders with respect to the Reorganization Arrangement. The Court will consider, among other things, the fairness and reasonableness of the Reorganization Arrangement, both from a substantive and a procedural point of view. The Court may approve the Reorganization Arrangement, either as proposed or as amended, on the terms presented or substantially on those terms. Depending upon the nature of any required amendments, Auryn or Eastmain may determine not to proceed with the Reorganization Arrangement and Eastmain Arrangement.

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The (i) Fury Gold Shares and the SpinCo Shares received by Auryn Shareholders, (ii) the Fury Gold Options to be received by the Auryn Optionholders, and (iii) the Fury Gold Warrants to be received by the Auryn Warrantholders pursuant to the Reorganization Arrangement, have not been and will not be registered under the U.S. Securities Act or the Securities Laws of any state of the United States and will be issued and exchanged in reliance upon the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof and exemptions provided under the Securities Laws of each state of the United States in which Auryn Shareholders and Auryn Optionholders reside. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange to those to whom the securities will be issued, at which all Persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court will be advised prior to the hearing of the application for the Auryn Final Order that if the terms and conditions of the Reorganization Arrangement, and the fairness thereof, are approved by the Court, the above exchange of securities pursuant to the Reorganization Arrangement will not require registration under the U.S. Securities Act pursuant to Section 3(a)(10) thereunder. Accordingly, the Auryn Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the issuance of (i) Fury Gold Shares and the SpinCo Shares to be received by Auryn Shareholders, (ii) the Fury Gold Options to be received by the Auryn Optionholders, and (iii) the Fury Gold Warrants to be received by the Auryn Warrantholders pursuant to the Reorganization Arrangement. See “The Meeting – Regulatory Law Matters and Securities Law Matters – United States Securities Law Matters” below.

Auryn Optionholders and Auryn Warrantholders are advised that Section 3(a)(10) of the U.S. Securities Act will not exempt the issuance of the underlying securities upon the exercise of such Fury Gold Options or Fury Gold Warrants; therefore, the underlying securities issuable upon exercise of the Fury Gold Options and Fury Gold Warrants cannot be issued in the United States or to a Person in the United States in reliance on the exemption under Section 3(a)(10) thereof and the Fury Gold Options and Fury Gold Warrants may only be exercised pursuant to a then-available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, to the extent that the U.S. Securities Act applies to the holders of such Fury Gold Options or Fury Gold Warrants.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the form of Notice of Hearing of Petition attached at Appendix “D” to this Circular. The Notice of Hearing of Petition constitutes notice of the Court hearing of the application for the Auryn Final Order and is your only notice of the Court hearing.

Regulatory Approvals

The Auryn Shares are listed and traded on the TSX and NYSE American. It is a condition of the Reorganization Arrangement and Eastmain Arrangement that the TSX and NYSE American approvals be obtained subject to customary completion documentation conditions.

Application will not be made for the listing of the SpinCo Shares on any stock exchange until 2021 earliest. Any listing will be subject to meeting initial listing requirements of the exchange upon which such listing is sought. There can be no assurance as to if, or when, the SpinCo Shares will be listed or traded on any stock exchange. As the SpinCo Shares are not listed on a stock exchange, unless and until such a listing is obtained, holders of the SpinCo Shares will not have a market for their shares.

If you have any questions or need assistance completing your proxy or Voting Instruction Form, please call Laurel Hill at 1-877-452-7184 or email assistance@laurelhill.com.

Regulatory Law Matters and Securities Law Matters

Other than the Auryn Final Order, Eastmain Final Order and the approvals of the TSX and NYSE American, Auryn is not aware of any other material approval, consent or other action by any government or any regulatory agency that would be required to be obtained in order to complete the Reorganization Arrangement. In the event that any such approvals or consents are determined to be required, they will be sought and if material, an announcement made. Any such additional requirements could delay the Effective Date or prevent the completion of the Reorganization Arrangement. While there can be no assurance that the required regulatory consents will be obtained, Auryn currently anticipates that any such consents will have been obtained or otherwise resolved by the Effective Date. Subject to receipt of the Auryn Securityholder Approval at the Meeting, receipt of the Auryn Final Order, Eastmain Securityholder Approval and Eastmain Final Order for Eastmain Arrangement and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, the Effective Date is expected to be on or about October 9, 2020.

Canadian Securities Law Matters

Each Auryn Securityholder is urged to consult such Auryn Securityholder’s professional advisors to determine the Canadian conditions and restrictions applicable to trades in the Fury Gold Shares or the SpinCo Shares.

Status under Canadian Securities Laws

Auryn is a reporting issuer in British Columbia and Alberta and its shares currently trade on the TSX and NYSE American. Upon closing of the Reorganization Arrangement and Eastmain Arrangement, Auryn will remain listed on those two exchanges.

Upon completion of the Reorganization Arrangement, the SpinCos will be reporting issuers in British Columbia, Alberta and Ontario. It is not expected that any application will be made for the listing of the SpinCo Shares on any stock exchange prior to 2021. Any listing will be subject to meeting the initial listing requirements of that exchange. There can be no assurance as to if, or when, the SpinCo Shares will be listed or traded on the TSX or any other stock exchange. As the SpinCo Shares will not be listed on a stock exchange, unless and until such a listing is obtained, holders of the SpinCo Shares will not have a market for their SpinCo Shares.

Distribution and Resale of Fury Gold Shares and the SpinCo Shares under Canadian Securities Laws

The distribution of the Fury Gold Shares and the SpinCo Shares pursuant to the Reorganization Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable securities legislation. The Fury Gold Shares and the SpinCo Shares received pursuant to the Reorganization Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a “control distribution” as defined NI 45-102; (ii) no unusual effort is made to prepare the market or to create a demand for the Fury Gold Shares or the SpinCo Shares, as the case may be; (iii) no extraordinary commission or consideration is paid to a Person or company in respect of such sale; and (iv) if the selling security holder is an insider or officer of Auryn or the SpinCos, as the case may be, the selling security holder has no reasonable grounds to believe that Auryn or the SpinCos, as the case may be, is in default of applicable Canadian Securities Laws. The ability to resell SpinCo shares will be dependent on a stock exchange listing being achieved of which there can be no assurance given.

The issuance pursuant to the Reorganization Arrangement of the Fury Gold Shares and the SpinCo Shares, as well as all other issuances, trades and exchanges of securities under the Reorganization Arrangement and

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Eastmain Arrangement, will be made pursuant to exemptions from the registration and prospectus requirements contained in applicable Canadian provincial securities legislation or, where required, exemption orders or rulings from various securities regulatory authorities in the provinces and territories of Canada where Auryn Shareholders are resident. The Company is currently a “reporting issuer” under the applicable securities legislation in the provinces of British Columbia and Alberta. Under NI 45-102 (and if required, orders and rulings from various securities regulatory authorities in the provinces and territories of Canada where Auryn Shareholders are resident), the Fury Gold Shares and the SpinCo Shares received by Auryn Shareholders pursuant to the Reorganization Arrangement may be resold through registered dealers in Canadian provinces or territories without any “hold period” restriction (provided that no unusual effort is made to prepare the market or create a demand for these securities, no extraordinary commission or consideration is paid in respect of the sale and, if the seller is an insider or officer of the issuer, the seller has no reasonable grounds to believe that the issuer is in default of securities legislation). Resales of Fury Gold Shares and SpinCo Shares will, however, be subject to resale restrictions where the sale is made from the holdings of any Person or combination of Persons holding a sufficient number of Fury Gold Shares or the SpinCo Shares, as the case may be, to affect materially the control of Auryn or the SpinCos, respectively.

United States Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. federal Securities Laws that may be applicable to Auryn U.S. Securityholders. All Auryn Shareholders in the United States are urged to consult with their own legal counsel to ensure that any subsequent resale of Fury Gold Shares or the SpinCo Shares to be issued for their Auryn Shares pursuant to the Reorganization Arrangement complies with applicable securities legislation.

Further information applicable to Auryn U.S. Securityholders is disclosed under the heading “Note to United States Securityholders”.

The following discussion does not address the Canadian Securities Laws that will apply to the issue of Fury Gold Shares and the SpinCo Shares or the resale of these securities within Canada by Auryn Shareholders in the United States. Auryn Shareholders in the United States reselling their Fury Gold Shares and the SpinCo Shares in Canada must comply with Canadian Securities Laws, as outlined elsewhere in this Circular.

Exemption from the Registration Requirements of the U.S. Securities Act

The (i) Fury Gold Shares and the SpinCo Shares to be received by Auryn Shareholders, (ii) the Fury Gold Options to be received by the Auryn Optionholders, and (iii) the Fury Gold Warrants to be received by the Auryn Warrantholders pursuant to the Reorganization Arrangement, will not be registered under the U.S. Securities Act or the Securities Laws of any state of the United States and will be issued and exchanged in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act.

Exercise of the Fury Gold Options and the Fury Gold Warrants After the Effective Date

Auryn Optionholders and Auryn Warrantholders are advised that Section 3(a)(10) of the U.S. Securities Act will not exempt the issuance of the underlying securities upon the exercise of such Fury Gold Options or Fury Gold Warrants; therefore, the underlying securities issuable upon exercise of the Fury Gold Options and Fury Gold Warrants cannot be issued in the United States or to a Person in the United States in reliance on the exemption under Section 3(a)(10) thereof and the Fury Gold Options and Fury Gold Warrants may only be exercised pursuant to a then-available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, to the extent that the U.S. Securities Act applies to the holders of such Fury Gold Options or Fury Gold Warrants.

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Resales of Fury Gold Shares and the SpinCo Shares After the Effective Date

The Fury Gold Shares and the SpinCo Shares to be issued to Auryn Shareholders in exchange for their Auryn Shares pursuant to the Reorganization Arrangement will be freely transferable under U.S. federal Securities Laws, except by Persons who are “affiliates” of Auryn or the SpinCos, as applicable, after the Effective Date, or were “affiliates” of Auryn or the SpinCos, as applicable, within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of Fury Gold Shares or the SpinCo Shares, as applicable, by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such Fury Gold Shares or the SpinCo Shares, as applicable, outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. In addition, such affiliates (and former affiliates) may also resell Fury Gold Shares or the SpinCo Shares, as applicable, pursuant to Rule 144, if available.

Resales by Affiliates Pursuant to Rule 144

In general, pursuant to Rule 144, Persons who are “affiliates” of Auryn or the SpinCos, as applicable, after the Effective Date, or were “affiliates” of Auryn or the SpinCos, as applicable, within 90 days prior to the Effective Date, will be entitled to sell, during any three-month period, those Fury Gold Shares or the SpinCo Shares, as applicable, that they receive pursuant to the Reorganization Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about the issuer.

Resales by Affiliates Pursuant to Regulation S

In general, pursuant to Regulation S under the U.S. Securities Act, at any time that Fury Gold Shares or the SpinCos, as applicable, is a “foreign private issuer” (as defined in Rule 3b-4 under the Exchange Act), Persons who are “affiliates” of Auryn or the SpinCos, as applicable, after the Effective Date, or were “affiliates” of Auryn or the SpinCos, as applicable, within 90 days prior to the Effective Date, solely by virtue of their status as an officer or director of Auryn or the SpinCos, as applicable, may sell their Fury Gold Shares or their the SpinCo Shares, as applicable, outside the United States in an “offshore transaction” if none of the seller, an affiliate or any Person acting on their behalf engages in “directed selling efforts” in the United States with respect to such securities and provided that no selling concession, fee or other remuneration is paid in connection with such sale other than the usual and customary broker’s commission that would be received by a Person executing such transaction as agent. For purposes of Regulation S under the U.S. Securities Act, “directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered. Also, for purposes of Regulation S under the U.S. Securities Act, an offer or sale of securities is made in an “offshore transaction” if the offer that is not made to a Person in the United States and either (i) at the time the buy order is originated, the buyer is outside the United States, or the seller reasonably believes that the buyer is outside of the United States,

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or (ii) the transaction is executed in, on or through the facilities of a “designated offshore securities market” (which would include a sale through the TSX), and neither the seller nor any Person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States. Certain additional restrictions set forth in Rule 903 of Regulation S under the U.S. Securities Act are applicable to sales outside the United States by a holder of Fury Gold Shares or the SpinCo Shares, as applicable, who is an “affiliate” of Auryn or the SpinCos, as applicable, after the Effective Date, or was an “affiliate” of Auryn or the SpinCos, as applicable, within 90 days prior to the Effective Date, other than by virtue of his or her status as an officer or director of Auryn or the SpinCos, as applicable.

The foregoing discussion is only a general overview of certain requirements of United States federal Securities Laws applicable to the resale of Fury Gold Shares and the SpinCo Shares. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Procedure for Exchange of Auryn Shares for Fury Gold Shares and SpinCo Shares

For each Registered Auryn Shareholder, accompanying this Circular is an Auryn Letter of Transmittal. Auryn has enclosed an envelope with the Meeting Materials in order to assist Auryn Shareholders with returning Auryn Letters of Transmittal and related documents to Computershare, as depositary under the Reorganization Arrangement.

In order for a Registered Auryn Shareholder to receive the Auryn Shareholder Exchange Consideration for each Auryn Common Share held by such Registered Auryn Shareholder, such Registered Auryn Shareholder must deposit the certificate(s) representing his, her or its Auryn Shares or applicable DRS Statement(s) with Computershare, as depositary. The Auryn Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in the Auryn Letter of Transmittal or reasonably requested by Computershare, must accompany all certificates or DRS Statements for Auryn Shares deposited for payment pursuant to the Reorganization Arrangement.

The Letter of Transmittal contains procedural information relating to the Reorganization Arrangement and should be reviewed carefully. In all cases, issuance of the Fury Gold Shares and SpinCo Shares for Auryn Shares will be made only after timely receipt by Computershare of a duly completed and signed Auryn Letter of Transmittal, together with certificates representing such Auryn Shares or applicable DRS Statements and such other documents and instruments referred to in the Auryn Letter of Transmittal or as Computershare may require from time to time, acting reasonably. Computershare will issue the Auryn Shareholder Exchange Consideration Auryn Shareholder is entitled to receive in accordance with the instructions in the Auryn Letter of Transmittal. Auryn reserves the right, if it so elects in its absolute discretion, to instruct Computershare to waive any irregularity contained in any Auryn Letter of Transmittal received by Computershare. As soon as practicable following the later of the Effective Date and the deposit of the Auryn Shares, including delivery of the Auryn Letter of Transmittal, certificates and other corresponding documents required from the Auryn Shareholder, Computershare shall forward the Fury Gold Shares and SpinCo Shares payable to the applicable Auryn Shareholder in accordance with the Reorganization Arrangement and the instructions in the Auryn Letter of Transmittal.

Any Non-Registered Auryn Shareholder whose Auryn Shares are registered in the name of a broker, investment dealer, bank, trust corporation, trustee or other nominee should contact that nominee for assistance in depositing such Auryn Shares and should follow the instructions of such nominee in order to deposit such Auryn Shares with Computershare.

The method used to deliver an Auryn Letter of Transmittal and any accompanying certificates and other relevant documents, if any, is at the option and risk of the relevant Auryn Shareholder. Delivery will be deemed effective

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only when such documents are actually received by Computershare at the address set out in the Auryn Letter of Transmittal. Auryn recommends that the necessary documentation be hand delivered to Computershare and a receipt obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended. Under no circumstances will interest consideration to be issued in connection with the Reorganization Arrangement accrue or be paid by the Auryn, Auryn or Computershare to persons delivering an Auryn Letter of Transmittal in connection with the Reorganization Arrangement, regardless of any delay in making such payment. Certificates representing Auryn Common Shares will be forwarded by first class mail to the addresses supplied in the Auryn Letter of Transmittal, if any, or to the address of the Registered Auryn Shareholder as last shown on record with Auryn, or held at a Computershare office set out in the Auryn Letter of Transmittal for pick-up. Delivery of such certificates representing Auryn Shares in accordance with an Auryn Shareholder’s instructions in the Auryn Letter of Transmittal will be deemed to constitute receipt by such Auryn Shareholder.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Auryn Shares that were transferred or surrendered pursuant to the Reorganization Arrangement shall have been lost, stolen or destroyed, then the Auryn Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to Computershare. Upon making of an affidavit of that fact that such certificate has been lost, stolen or destroyed by the Registered Auryn Shareholder of such Auryn Shares and the receipt by Computershare of an Auryn Letter of Transmittal and any other documents Computershare requires, Computershare will issue in exchange for such lost, stolen or destroyed certificate, the Auryn Shareholder Exchange Consideration which such Registered Auryn Shareholder is entitled to receive pursuant to the Plan of Arrangement. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the Registered Auryn Shareholder to whom the payment is made will, as a condition precedent to the delivery of such Auryn Shareholder Exchange Consideration, be required to give a bond satisfactory to Auryn, Auryn and Computershare, as depositary, in such sum as Auryn, Auryn and Computershare may direct or otherwise indemnify Auryn, Auryn and Computershare in a manner satisfactory to Auryn, Auryn and Computershare against any claim that may be made against Auryn, Auryn and Computershare with respect to the certificate alleged to have been lost, stolen or destroyed.

Cancellation of Rights after Six Years

If any former Registered Auryn Shareholder fails to deliver to Computershare on or before the sixth anniversary of the Effective Date the Auryn Letter of Transmittal, the certificates representing the Auryn Shares held by such Auryn Shareholder and any other certificates, documents or instruments required to be delivered to Computershare in order for such Auryn Shareholder to receive the Fury Gold Shares and SpinCo Shares which such former holder is entitled to receive, on the sixth anniversary of the Effective Date (i) such former holder will be deemed to have donated and forfeited to Auryn or its successor any Fury Gold Shares and SpinCo Shares held by Computershare in trust for such former holder to which such former holder is entitled, and (ii) any certificate representing Auryn Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Auryn and will be cancelled. None of Auryn nor Auryn will be liable to any person in respect of any Fury Gold Shares and SpinCo Shares (including any Fury Gold Shares and SpinCo Shares previously held by Computershare in trust for any such former holder) which is forfeited to Auryn or Auryn or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

Fees and Expenses

All expenses incurred in connection with the Reorganization Arrangement and the Eastmain Arrangement shall be paid by the Party incurring such expense.

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Interests of Certain Persons in the Matters to be Acted Upon

Except as described below, no members of Auryn’s senior management, the Auryn Board or any proposed director or executive officer of the Company, since the beginning of the Company’s last completed financial year, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting. In considering the recommendation of the Auryn Board with respect to the Reorganization Arrangement, Auryn Shareholders should be aware that certain members of Auryn’s senior management and the Auryn Board have certain interests in connection with the Reorganization Arrangement that may present them with actual or potential conflicts of interest in connection with the Reorganization Arrangement.

Directors

The directors (other than directors who are also executive officers) hold, in the aggregate, 5,126,108 Auryn Shares, representing approximately 4.74% of the Auryn Shares outstanding on the Record Date. Such directors hold, in the aggregate, 1,140,000 Auryn Options, representing approximately 17.10% of the Auryn Options outstanding on the Record Date. The directors’ holdings of Auryn Shares and Auryn Options represent, in the aggregate, approximately 5.45% of the Outstanding Auryn Voting Securities as of the Record Date. As of the Record Date, no such director held any Auryn Warrants. All of the Auryn Shares and Auryn Options held by the directors will be treated in the same fashion under the Reorganization Arrangement as Auryn Shares and Auryn Options held by every other Auryn Shareholder and Auryn Optionholder, respectively.

Consistent with standard practice in similar transactions, in order to ensure that the directors do not lose or forfeit their protection under liability insurance policies maintained by Auryn, the Arrangement Agreement provides for the maintenance of such protection for six years. See “The Meeting – The Arrangement – Interests of Certain Persons in the Arrangement – Indemnification and Insurance” below.

Executive Officers

The current responsibility for the general management of Auryn is held and discharged by a group of three executive officers. The executive officers of Auryn are as follows:

Name	Position	Auryn Shares	Auryn Options
Ivan Bebek	Executive Chairman	5,063,000	525,000
Shawn Wallace	President and Chief Executive Officer	2,912,633	525,000
Elizabeth Senez	Chief Financial Officer (interim)	Nil	Nil
Michael Henrichsen	Chief Operating Officer	233,000	455,000

The executive officers of Auryn hold, in the aggregate, 8,203,633 Auryn Shares and 1,505,000 Auryn Options, representing approximately 8.45% of the Outstanding Auryn Voting Securities as of the Record Date. None of the executive officers of Auryn held any Auryn Warrants as of the Record Date. All of the Auryn Shares and Auryn Options held by the executive officers of Auryn will be treated in the same fashion under the Reorganization Arrangement as Auryn Shares and Auryn Options held by every other Auryn Shareholder and Auryn Optionholder, respectively.

Risks Associated with the Reorganization Arrangement

In evaluating the Reorganization Arrangement, Auryn Securityholders should carefully consider the following risk factors relating to the Reorganization Arrangement. The following risk factors are not a definitive list of all

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risk factors associated with the Reorganization Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by Auryn, may also adversely affect trading price of the Fury Gold Shares, the SpinCo Shares and/or the businesses of Auryn and the SpinCos following the Reorganization Arrangement and Eastmain Arrangement. In addition to the risk factors relating to the Reorganization Arrangement set out below, Auryn Securityholders should also carefully consider the risk factors associated with the businesses of Auryn and the SpinCos included in this Circular and in the documents incorporated by reference herein. If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated. The risks associated with the Reorganization Arrangement include:

The Arrangement Agreement may be terminated in certain circumstances, including in the event of a change having a Material Adverse Effect on Auryn.

Each of Auryn and Eastmain has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Auryn provide any assurance, that the Arrangement Agreement will not be terminated by either Auryn or Eastmain before the completion of the Reorganization Arrangement. For example, Eastmain has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, in the aggregate, have a Material Adverse Effect on Auryn. Although a Material Adverse Effect excludes certain events that are beyond the control of Auryn (such as general changes in the global economy or changes that affect the mining industry generally and which do not have a materially disproportionate effect on Auryn), there is no assurance that a change having a Material Adverse Effect on Auryn will not occur before the Effective Date, in which case Eastmain could elect to terminate the Arrangement Agreement and the Reorganization Arrangement would not proceed.

There can be no certainty that all conditions precedent to the Reorganization Arrangement will be satisfied.

The completion of the Reorganization Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Auryn, including satisfaction of the conditions precedent to the Eastmain Arrangement and receipt of the Auryn Final Order. There can be no certainty, nor can Auryn provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Reorganization Arrangement is not completed, the market price of the Auryn Shares may decline to the extent that the current market price reflects a market assumption that the Reorganization Arrangement will be completed. If the Reorganization Arrangement is not completed and the Auryn Board decides to seek another merger or arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the Reorganization Arrangement.

Auryn will incur costs even if the Reorganization Arrangement is not completed and may have to pay the Eastmain Termination Fee and Eastmain Expense Fee.

Certain costs related to the Reorganization Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Auryn even if the Reorganization Arrangement is not completed. Auryn is liable for its costs incurred in connection with the Reorganization Arrangement. If the Reorganization Arrangement is not completed, Auryn may be required to pay Eastmain the Termination Payment. See “The Meeting – The Arrangement Agreement – Termination – Termination Payments”.

The market price for the Auryn Shares may decline.

If the Reorganization Arrangement is not approved by the Auryn Securityholders, the market price of the Auryn Shares may decline to the extent that the current market price of the Auryn Shares reflects a market assumption that the Reorganization Arrangement will be completed. If the Reorganization Arrangement Resolution is not

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approved and the Auryn Board decides to seek another merger or arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the Reorganization Arrangement.

Auryn may sell the SpinCo Shares on behalf of Auryn Shareholders to meet Auryn’s withholding tax obligations (including any applicable interest and penalties) arising as a result of any deemed dividend. Any such sales may negatively impact the trading price of the SpinCo Shares (if listed).

If Auryn determines that a deemed dividend arose as a consequence of the Reorganization Arrangement, Auryn will be entitled to deduct and withhold from any consideration payable or otherwise deliverable to an Auryn Shareholder (including the SpinCo Shares) such amounts as Auryn is required or permitted to deduct and withhold under the Tax Act. To the extent that Auryn is required to deduct and withhold from consideration that is not cash, including the SpinCo Shares, Auryn is entitled to liquidate such consideration to the extent necessary in order to fund its deduction, withholding and remittance obligations (including any applicable interest and penalties). Any such sales may negatively impact the trading price of the SpinCo Shares (if listed). See “Certain Canadian Federal Income Tax Considerations”.

The SpinCo Shares may not be qualified investments under the Tax Act for a Registered Plan.

Although an application will be made to the TSX for listing of the SpinCo Shares on the TSX, there is no assurance when, or if, the SpinCo Shares will be listed on the TSX or on any other “designated stock exchange” (as such term is defined for the purposes of the Tax Act). If the SpinCo Shares are not listed on a designated stock exchange in Canada on or before the filing due date for the SpinCo’s T2 income tax return for the SpinCos first taxation year and the Election is not validly made or if a SpinCo does not otherwise satisfy the conditions in the Tax Act to be a “public corporation”, the SpinCo Shares will not be considered to be a qualified investment for a Registered Plan from their date of issue. Where a Registered Plan acquires a SpinCo Share in circumstances where the SpinCo Share is not a qualified investment under the Tax Act for the Registered Plan, adverse tax consequences may arise for the holder, the annuitant or subscriber of the Registered Plan, including being subject to penalty taxes. See “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Eligibility for Investment”.

SpinCos May Not be Viable as Stand-alone Entities

There can be no certainty that either SpinCo Curibaya or SpinCo Sombrero will be economically viable as stand-alone entities. Each will be a much smaller company than either Auryn and Fury Gold and not being listed on any stock exchange means that each should be presumed to have less access to capital for at least the period until a listing is secured, an event for which there is no guarantee. There can be no assurance that they will not be subject to a “going concern” qualification in the financial statements in future periods if they are unable to raise additional capital. Each will have considerable additional administrative costs as a stand-alone entity. As small entities operating solely in Peru, they will be less diversified and have more risks associated with concentration of their assets in one country.

Financing Risk

Although Auryn and Eastmain announced the terms of the Subscription Receipts Financing on August 31, 2020, the Financing is not expected to close until September 24, 2020. There are risks associated with completion of the Financing and the Underwriters have retained termination rights in the event of a) so-called “disasters” such as war, civil unrest, natural disaster (including an intensification of the Covid-19 pandemic), b) in the event of a material adverse event affecting Auryn or Eastmain or an event which prevents the Reorganization Arrangement

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or Eastmain Acquisition from completing and c) in the event any law is promulgated or changed which would have a material adverse effecton the financial markets generally, the Company, the Roeorganization Arrangement or Eastmain Acquisition, d) in the event of a securities commission or other regulatory authority orders that securities of Auryn “cease trading” for any reason and e) if the Company is in breach of a material term of the underwriting agreement. In the event the Financing does not complete the Reorganization Arrangement and Eastmain Acquisition will terminate unless the parties otherwise agree, a circumstance for which there can be no assurances given. In the event that the Reorganization Arrangement and Eastmain Acquisition do not complete after completion of the Financing, the Underwriters’ fees and 50% of the Underwriters’ commission will not be returned to Auryn.

Dissent Rights

The following description of Dissent Rights is not a comprehensive statement of the procedures to be followed by a Dissenting Auryn Shareholder who seeks payment of the fair value of its Auryn Shares from Auryn in respect of the Reorganization Arrangement and is qualified in its entirety by the reference to the full text of the Auryn Interim Order and Part 8, Division 2 of the BCBCA which are attached at Appendix “D” and Appendix “E” respectively to this Circular. A Dissenting Auryn Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Section 237 to 247 of the BCBCA, as modified by the Auryn Interim Order. Failure to strictly comply with the provisions of the BCBCA, as modified by the Auryn Interim Order and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Registered Auryn Shareholders may exercise rights of dissent (the “Dissent Rights”) in connection with the Reorganization in the manner provided in Section 237 to 247 of the BCBCA, as modified by the Auryn Interim Order or the Final Order in respect of the Auryn Plan of Arrangement. The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

A Registered Auryn Shareholder who intends to exercise the Dissent Rights must deliver a Dissent Notice to1500, 1055-West Georgia Street, Vancouver, British Columbia, CanadaV6E 4N7, Attention: Attention: Cory Kent, to be received not later than 4:00 p.m. (Vancouver time) on October1, 2020, or two Business Days prior to any adjournment of the Meeting and must not vote any Dissent Shares in favour of the Reorganization Arrangement. A Non-Registered Auryn Shareholder who wishes to exercise the Dissent Rights must arrange for the Registered Auryn Shareholder(s) holding its Auryn Shares to deliver the Dissent Notice.

A Dissenting Auryn Shareholder must prepare a separate Dissent Notice for him or herself, if dissenting on his or her own behalf, and for each other person who beneficially owns Common Shares registered in the Dissenting Auryn Shareholder’s name and on whose behalf the Dissenting Auryn Shareholder is dissenting; and must dissent with respect to all of the Common Shares registered in his or her name beneficially owned by the beneficial Shareholder on whose behalf he or she is dissenting. The Dissent Notice must set out the number of Dissent Shares (not defined) the Dissenting Auryn Shareholder holds. and: (a) if such Dissent Shares constitute all of the Common Shares of which the Dissenting Shareholder is the registered and beneficial owner, a statement to that effect; (b) if such Dissent Shares constitute all of the Common Shares of which the Dissenting Auryn Shareholder is both the registered and beneficial owner but the Dissenting Auryn Shareholder owns additional Common Shares beneficially, a statement to that effect and the names of the Registered Auryn Shareholders, the number of Common Shares held by such registered owners and a statement that written Dissent Notice has or will be sent with respect to such Dissent Shares; or (c) if the Dissent Rights are being exercised by a registered owner who is not the beneficial owner of such Dissent Shares, a statement to that effect and the name of the beneficial owner and a statement that the registered owner is dissenting with respect to all Common Shares of the beneficial owner registered in such registered owner’s name.

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A vote against the Reorganization Arrangement Resolution does not constitute a Dissent Notice and a Registered Auryn Shareholder is not entitled to exercise Dissent Rights with respect to Auryn Shares if such holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, her or its proxyholder, to vote) or in the case of a beneficial holder caused, or is deemed to have caused, the Registered Auryn Shareholder to vote, in favour of the Reorganization Arrangement Resolution at the Meeting.

If the Reorganization Arrangement Resolution is passed at the Meeting, Auryn must send by registered mail to every Dissenting Auryn Shareholder, a notice (the “Notice of Intention”). A Notice of Intention is not required to be sent to any Dissenting Auryn Shareholder who voted in favour of the Reorganization Arrangement Resolution or who has withdrawn their Dissent Notice. A Dissenting Auryn Shareholder then has 20 days after receipt of the Notice of Intention or, if the Dissenting Auryn Shareholder does not receive a Notice of intention, within 20 days after learning that the Reorganization Arrangement Resolution has been adopted, to send to the Auryn a written notice (a “Demand Notice”) containing the Dissenting Auryn Shareholder’s name and address, and the number of Dissent Shares the Dissenting Auryn Shareholder holds and in respect of which it dissents and a demand for the payment of the fair value of such Dissenting Shares. A Dissenting Auryn Shareholder must within 30 days after sending the Demand Notice, send the certificates representing the Dissenting Auryn Shares to Auryn or its transfer agent or else the Dissenting Auryn Shareholder will lose its right to make a claim for the fair value of such Dissenting Auryn Shares. If the Dissent Right is being exercised by the Dissenting Auryn Shareholder on behalf of a beneficial Shareholder who is not the Dissenting Auryn Shareholder, a statement signed by the beneficial owner is required which sets out whether the beneficial owner is the beneficial owner of other Dissent Shares and if so, (i) the names of the registered owners of such Dissent Shares; (ii) the number of such Dissent Shares; and (iii) that dissent is being exercised in respect of all of such Dissent Shares. Upon delivery of these documents, the Dissenting Shareholder is deemed to have sold the Dissent Shares and the Company is deemed to have purchased them. Once the Dissenting Auryn Shareholder has done this, the Dissenting Auryn Shareholder may not vote or exercise any shareholder rights in respect of the Dissent Shares.

A Dissenting Auryn Shareholder delivering such a written statement may not withdraw its dissent and, at the Effective Time, will be deemed to have transferred to Auryn all of its Dissent Shares (free of any Lien, Claims or encumbrances) and in no case will the Company or any other person be required to recognize such Dissenting Auryn Shareholders as Auryn Shareholders after the cancellation of the Dissenting Shares, which cancellation is to occur at the Effective Time, and each Dissenting Auryn Shareholder will cease to be entitled to the rights of a Auryn Shareholder in respect of the Dissenting Shares in relation to which such Dissenting Auryn Shareholder has exercised Dissent Rights and the central securities register will be amended to reflect that such former holder is no longer the holder of such Common Shares as and from the Effective Time. Auryn will pay to each Dissenting Auryn Shareholder for the Dissent Shares the amount agreed on by Auryn and the Dissenting Auryn Shareholder. Either Auryn or a Dissenting Auryn Shareholder may apply to Court if no agreement on the amount to be paid for the Dissent Shares has been reached, and the Court may:

(a)

determine the fair value that the Dissent Shares had immediately before the passing of the Reorganization Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the Reorganization Arrangement unless such exclusion would be inequitable, or order that such fair value be established by arbitration or by reference to the Director or a referee of the Court;

(b)	join in the application each other Dissenting Auryn Shareholder who has not reached an agreement with Auryn as to the amount to be paid for the Dissent Shares; or

(c)	make consequential orders and give directions it considers appropriate.

Pursuant to Section 238 of the BCBCA, every Registered Auryn Shareholder who dissents from the Reorganization Arrangement Resolution in compliance with Section 237 to 247 of the BCBCA will be entitled to

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be paid fair value for their Dissent Shares as at the point in time immediately before the passing of the Reorganization Arrangement Resolution and will not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Auryn Plan of Arrangement had they not exercised their Dissent Rights.

If a Dissenting Auryn Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in Section 237 to 247 of the BCBCA, as modified by the Auryn Interim Order, the Auryn Final Order and the Auryn Plan of Arrangement, it will lose its Dissent Rights, Auryn will return to the Dissenting Auryn Shareholder the certificate(s) representing the Dissent Shares that were delivered to Auryn, if any, and, if the Reorganization Arrangement is completed, that Dissenting Auryn Shareholder shall be deemed to have participated in the Reorganization Arrangement on the same terms as all other Auryn Shareholders who are not Dissenting Auryn Shareholders. Neither Auryn nor the SpinCos nor any other Person shall be required to recognize a Dissenting Auryn Shareholder as a registered or beneficial owner of Auryn Shares at or after the Effective Time, and at the Effective Time the names of such Dissenting Auryn Shareholders shall be deleted from the register of holders of Auryn Shares maintained by or on behalf of Auryn.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. Registered Auryn Shareholders wishing to exercise the Dissent Rights should consult their legal advisers with respect to the legal rights available to them in relation to the Reorganization Arrangement and the Dissent Rights. Registered Auryn Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive procedure. Persons who are non-registered holders of Common Shares registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such Common Shares is entitled to dissent.

The Auryn Interim Order outlines certain events when Dissent Rights will cease to apply where such events occur before payment is made to the Dissenting Auryn Shareholders of their face value of the Auryn Shares surrendered (including if the Reorganization Arrangement Resolution does not pass or is otherwise not proceeded with). In such event, the Dissenting Auryn Shareholders will be entitled to the return of the applicable share certificate(s), if any, and rights as a shareholder of Auryn in respect of the applicable Auryn Shares will be regained.

If, as of the Effective Date, the aggregate number of Auryn Shares in respect of which Auryn Shareholders have duly and validly exercised Dissent Rights exceeds 5% of the Auryn Shares then outstanding, Auryn is entitled, in its discretion, not to complete the Reorganization Arrangement. See “The Meeting – The Arrangement Agreement – Conditions to the Reorganization Arrangement and Eastmain Arrangement Becoming Effective”.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Thorsteinssons LLP, special tax counsel to Auryn, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to an Auryn Shareholder who, for purposes of the Tax Act, holds Auryn Shares and will hold Fury Gold Shares, and the SpinCo Shares acquired pursuant to the Reorganization Arrangement, as capital property, deals at arm’s length with each of Auryn and the SpinCos and is not affiliated with Auryn or the SpinCos. This summary assumes that an Auryn Optionholder acquired their Auryn Options in respect of, in the course of, or by virtue of such holder’s employment with Auryn or a person related to Auryn.

Auryn Shares generally will be considered capital property to an Auryn Shareholder for purposes of the Tax Act unless the Auryn Shareholder holds such Auryn Shares in the course of carrying on a business of buying and

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selling securities or the Auryn Shareholder has acquired or holds them in a transaction or transactions considered to be an adventure or concern in the nature of trade. In circumstances where Auryn Shares may not otherwise constitute capital property to a particular holder who is resident in Canada for purposes of the Tax Act, such holder may be entitled to elect that Auryn Shares be deemed capital property by making an irrevocable election under subsection 39(4) of the Tax Act to deem every “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in each subsequent taxation year to be capital property. Auryn Shareholders contemplating such an election should first consult their own tax advisors. The election under subsection 39(4) of the Tax Act is not available in respect of Auryn Options.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Tax Regulations”) in force on the date hereof, and counsel’s understanding of the current published administrative policies and assessing practices of the CRA. The summary takes into account all specific proposals to amend the Tax Act and the Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all Tax Proposals will be enacted in the form proposed. However, there is no certainty that the Tax Proposals will be enacted in the form currently proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from Canadian federal income tax legislation or considerations.

This summary does not apply to an Auryn Shareholder (i) that is a “financial institutions” as defined in the Tax Act for the purposes of the market-to-market rules contained in the Tax Act; (ii) that is a partnership or a trust; (iii) that is a “specified financial institutions” as defined in the Tax Act; or (iv) that is a securityholder an interest in which is a “tax shelter” or a “tax shelter investment” (each as defined in the Tax Act). This summary also does not apply to an Auryn Shareholder that has made a functional currency reporting election pursuant to the Tax Act. In addition, this summary does not address the tax considerations relevant to Auryn Shareholders who acquired their shares on the exercise of an employee stock option. Such Auryn Shareholders should consult their own tax advisors.

This summary also does not apply to holders of Auryn Warrants.

Further, this summary is not applicable to a person that (a) is a corporation resident in Canada, and (b) or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of Auryn Shares, Fury Gold Shares or the SpinCo Shares, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Any such shareholder should consult its own tax advisor.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Auryn Shareholder. Accordingly, Auryn Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income tax laws and other tax laws of any country, province, state or local tax authority.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Auryn Shares, Fury Gold Shares or the SpinCo Shares, including interest, dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the relevant exchange rate applicable on the Effective Date (as determined in accordance with the Tax Act) of the related acquisition, disposition or recognition of income.

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Residents of Canada

This part of the summary is applicable only to Auryn Shareholders and Auryn Optionholders, who, for the purposes of the Tax Act and at all relevant times, are resident, or deemed to be resident, in Canada (a “Resident Shareholder” and “Resident Optionholder”, respectively). This part of the summary assumes that Resident Optionholders acquired Auryn Options in respect of, in the course of, or by virtue of employment carried on in Canada and at all relevant times dealt at arm’s length with Auryn.

Redesignation of Auryn Shares as Class A Shares

Under the Tax Act, the redesignation of Auryn Shares as Class A Shares is not a taxable event.

Exchange of Class A Shares for Fury Gold Shares and the SpinCo Shares

The cost to a Resident Shareholder of the SpinCo Shares acquired on the exchange of Class A Shares for Fury Gold Shares and the SpinCo Shares will be equal to the Fair Market Value of the SpinCo Shares at the time of the exchange. The cost to a Resident Shareholder of Fury Gold Shares acquired on the exchange will be equal to the amount, if any, by which the adjusted cost base (“ACB”) of the Resident Shareholder’s Class A Shares immediately before the exchange exceeds the Fair Market Value of the SpinCo Shares received on the exchange. If the aggregate Fair Market Value of the SpinCo Shares received by a Resident Shareholder on the exchange exceeds the paid-up capital as determined for purposes of the Tax Act of the Class A Shares exchanged then the excess will generally be deemed to be a dividend received by the Resident Shareholder from Auryn. See “Dividends on Shares” below for a general description of the treatment of dividends under the Tax Act including amounts deemed under the Tax Act to be received as dividends. A determination of whether a Resident Shareholder will be deemed to receive a dividend and the amount of any such dividend cannot be made at this time because it will be dependent on the Fair Market Value, on the Effective Date, of the SpinCo Shares distributed by Auryn pursuant to the Reorganization Arrangement and the paid-up capital of the Class A Shares on the Effective Date. Subsequent to the Effective Date, Auryn will advise Auryn Shareholders as to whether it believes a deemed dividend arose and the amount of any such deemed dividend by having such information posted on the Auryn website at www.Auryn.com. However, this information will not be binding on the CRA.

On the exchange of Class A Shares for Fury Gold Shares and the SpinCo Shares, a capital gain (or capital loss) may be realized by a Resident Shareholder equal to the amount by which (a) the aggregate of the cost of the SpinCo Shares and of the Fury Gold Shares received, determined as described above, less the amount of any dividend deemed to be received on the exchange, exceeds (or is less than) (b) the aggregate of the ACB of the Class A Shares exchanged and any reasonable costs of disposition. See “Taxation of Capital Gains and Losses” below.

Dividends on Shares

A Resident Shareholder who is an individual will be required to include in income any dividends received or deemed to be received on the Resident Shareholder’s Class A Shares, Fury Gold Shares or the SpinCo Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by Auryn or the SpinCos, as the case may be, as “eligible dividends”, as defined in the Tax Act.

A Resident Shareholder that is a corporation will be required to include in income any dividend received or deemed to be received on the Resident Shareholder’s Class A Shares, Fury Gold Shares or the SpinCo Shares,

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but generally will be entitled to deduct an equivalent amount in computing its taxable income. Although no dividend is expected to be deemed to be received on the exchange of Class A Shares for Fury Gold Shares and the SpinCo Shares under the Arrangement based on information provided to counsel by Auryn, Resident Shareholders that are corporations may wish to consult their tax advisors on the tax consequences of the deemed receipt of such a dividend including the potential application of subsection 55(2) of the Tax Act that may result in a portion or all of such deemed dividend being treated as proceeds of disposition or a capital gain, depending on the circumstances.

A “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 38 1⁄3% on any dividend that it receives or is deemed to receive on Class A Shares, Fury Gold Shares or the SpinCo Shares to the extent that the dividend is deductible in computing the corporation’s taxable income or the SpinCo Shares to the extent that the dividend is deductible in computing the corporation’s taxable income.

Taxable dividends received by an individual or trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act.

Exchange of Auryn Options for Fury Gold Options

Provided that the aggregate In-The-Money Amount of the Fury Gold Options immediately after the exchange does not exceed the In-The- Money Amount of the Auryn Options immediately before the exchange, the exchange will not give rise to an employment benefit that would be required to be included in a Resident Optionholder’s income.

Disposition of Fury Gold Shares and the SpinCo Shares

A Resident Shareholder that disposes or is deemed to dispose of a Fury Gold Share or a SpinCos Share in a taxation year generally will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Fury Gold Share or the SpinCos Share, as the case may be, exceed (or are less than) the Resident Shareholder’s ACB of such Fury Gold Share or such SpinCos Share, as the case may be, determined immediately before the disposition and any reasonable costs of disposition. See “Taxation of Capital Gains and Losses” below.

Taxation of Capital Gains and Losses

Generally, a Resident Shareholder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Shareholder will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years to the extent and under the circumstances specified in the Tax Act.

Where a Resident Shareholder is a corporation, the amount of any capital loss arising on a disposition or deemed disposition of any share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any shares.

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A Resident Shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be required to pay an additional 10 2⁄3% refundable tax on certain investment income, which includes taxable capital gains.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act.

Minimum Tax

A Resident Shareholder who is an individual (including certain trusts) is subject to minimum tax under the Tax Act. This tax is computed by reference to adjusted taxable income. Eighty percent (80%) of capital gains (net of capital losses) and the actual amount of taxable dividends (not including any gross-up) are included in determining the adjusted taxable income of an individual. Any additional tax payable by an individual under the minimum tax provisions may be carried forward and applied against certain tax otherwise payable in any of the seven immediately following taxation years, to the extent specified by the Tax Act.

Dissenting Shareholders

A Resident Shareholder who is a Dissenting Shareholder (a “Dissenting Resident Shareholder”) who, consequent upon the exercise of Dissent Rights, disposes of Auryn Shares in consideration for a cash payment from Auryn will be deemed to have received a dividend from Auryn equal to the amount by which the cash payment (other than any portion of the payment that is interest awarded by a court) exceeds the paid-up capital (computed for the purpose of the Tax Act) of the Dissenting Resident Shareholder’s Auryn Shares. The balance of the payment (equal to the paid- up capital of the Dissenting Resident Shareholder’s Auryn Shares) will be treated as proceeds of disposition. The Dissenting Resident Shareholder will also realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of base of disposition, exceed (or are less than) the ACB of the Dissenting Resident Shareholder’s Auryn Shares. In certain circumstances, the full payment received by a Dissenting Resident Shareholder that is a corporation resident in Canada may be treated under the Tax Act as proceeds of disposition.

Any deemed dividend received by a Dissenting Resident Shareholder and any capital gain or capital loss realized by the Dissenting Resident Shareholder, will be treated in the same manner as described above under the headings “Dividends on Shares” and “Taxation of Capital Gains and Losses” above.

Interest awarded by a court to a Dissenting Resident Shareholder will be included in the holder’s income for purposes of the Tax Act.

Eligibility for Investment

The Fury Gold Shares and the SpinCo Shares to be issued pursuant to the Reorganization Arrangement would, if issued on the date of this Information Circular, be “qualified investments” under the Tax Act for Registered Plans, provided such shares are listed on a “designated stock exchange” as defined for purposes of the Tax Act or the SpinCos or Auryn, as the case may be, is a “public corporation” as defined in the Tax Act. The SpinCo Shares will not be listed on a designated stock exchange at the time they are issued pursuant to the Reorganization Arrangement, but if such shares become listed on a designated stock exchange on or before the filing due date for the SpinCos’s T2 income tax return for its first taxation year and the SpinCos makes the appropriate election under the Tax Act in that return, such shares will be considered qualified investments for Registered Plans from the date of issuance.

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Notwithstanding that the Fury Gold Shares or the Spinco Shares may be a qualified investment for Registered Plans, the holder of the TFSA or the RDSP, the subscriber of the RESP or the annuitant of the RRSP or RRIF (as the case may be) will be subject to a penalty tax as set out in the Tax Act if the Fury Gold Shares or the SpinCo Shares, as the case may be, are a “prohibited investment” for the purposes of the Tax Act. The Fury Gold Shares or the SpinCo Shares, as the case may be, will not generally be a “prohibited investment” for a Registered Plan if the holder, annuitant or subscriber, as the case may be, (i) deals at arm’s length with Auryn or the SpinCos, as the case may be, for the purposes of the Tax Act and (ii) does not have a “significant interest” (as defined in the Tax Act) in Auryn or the SpinCos, as the case may be. In addition, the Fury Gold Shares or the SpinCo Shares will not be a “prohibited investment” if the Fury Gold Shares or the SpinCo Shares, as the case may be, are “excluded property” within the meaning of the Tax Act, for the Registered Plan.

Non-Residents of Canada

This part of the summary is applicable to Auryn Shareholders, who, for purposes of the Tax Act, have not been and will not be resident or deemed to be resident in Canada at any time while they have held or will hold Auryn Shares, Fury Gold Shares and the SpinCo Shares, and who do not use or hold, will not use or hold and are not and will not be, deemed to use or hold such Auryn Shares, Fury Gold Shares and the SpinCo Shares in carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Auryn Optionholders who are not resident in or deemed resident in Canada for the purposes of the Tax Act should consult their own tax advisors with respect to the exchange of Auryn Option for Fury Gold Options having regards to their own particular circumstances.

Redesignation of Auryn Shares as Class A Shares

Under the Tax Act, the redesignation of Auryn Shares as Class A Shares is not a taxable event.

Exchange of Class A Shares for Fury Gold Shares and the SpinCo Shares

The cost to a Non-Resident Shareholder of the SpinCo Shares acquired on the exchange of Class A Shares for Fury Gold Shares and the SpinCo Shares will be equal to the Fair Market Value of the SpinCo Shares at the time of the exchange. The cost to a Non-Resident Shareholder of Fury Gold Shares acquired on the exchange will be equal to the amount, if any, by which the ACB of the Non-Resident Shareholder’s Class A Shares immediately before the exchange exceeds the Fair Market Value of the SpinCo Shares received on the exchange. If the aggregate Fair Market Value of the SpinCo Shares received by a Non-Resident Shareholder on the exchange exceeds the paid-up capital as determined for purposes of the Tax Act of the Class A Shares exchanged then the excess will generally be deemed to be a dividend received by the Non-Resident Shareholder from Auryn subject to withholding tax. See “Dividends on Shares” below for a general description of the treatment of dividends under the Tax Act including amounts deemed under the Tax Act to be received as dividends. A determination of whether a Non-Resident Shareholder will be deemed to receive a dividend and the amount of any such dividend cannot be made at this time because it will be dependent on the Fair Market Value, on the Effective Date, of the SpinCo Shares distributed by Auryn pursuant to the Reorganization Arrangement and the paid-up capital of the Class A Shares on the Effective Date. Subsequent to the Effective Date, Auryn will advise Auryn Shareholders as to whether it believes a deemed dividend arose and the amount of any such deemed dividend by having such information posted on the Auryn website at www.Aurynuranium.com. However, this information will not be binding on the CRA.

If Auryn determines that a deemed dividend arose as a consequence of the Reorganization Arrangement, Auryn and the SpinCos will be entitled to deduct and withhold from any consideration payable or otherwise deliverable

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to an Auryn Shareholder (including the SpinCo Shares) such amounts as Auryn or the SpinCos is required or permitted to deduct and withhold under the Tax Act. To the extent that Auryn or the SpinCos is required to deduct and withhold from consideration that is not cash, including the SpinCo Shares, Auryn or the SpinCos is entitled to liquidate such consideration to the extent necessary in order to fund its deduction, withholding and remittance obligations (including any applicable interest and penalties). Any such sales may negatively impact the trading price of the SpinCo Shares (if listed). Any the SpinCo Shares that are withheld and are not sold to realize sufficient net proceeds to fund withholding tax obligations (if any) will be distributed to the Non-Resident Shareholders.

On the exchange of Class A Shares for Fury Gold Shares and the SpinCo Shares, a capital gain (or capital loss) may be realized by a Non-Resident Shareholder equal to the amount by which the aggregate of the cost of the SpinCo Shares and of the Fury Gold Shares received, determined as described above, less the amount of any dividend deemed to be received on the exchange exceeds (or is less than) the aggregate of the ACB of Auryn Shares exchanged and any reasonable costs of disposition.

A Non-Resident Shareholder who participates in the Reorganization Arrangement will not be subject to tax under the Tax Act on any capital gain realized on the exchange of Class A Shares for Fury Gold Shares and the SpinCo Shares, provided that the Class A Shares are not “taxable Canadian property” (as defined in the Tax Act), as discussed below, to the Non-Resident Shareholder at the time of the exchange or an applicable income tax treaty or convention exempts the capital gain from tax under the Tax Act.

Auryn Shares (including the redesignated Class A Shares), Fury Gold Shares or the SpinCo Shares, respectively, will generally not constitute taxable Canadian property of a Non-Resident Shareholder unless at any time during the 60-month period immediately preceding the disposition the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm’s length, partnerships in which the Non-Resident Shareholder or a person with whom the Non- Resident Shareholder did not deal at arm’s length holds a membership interest, directly or indirectly, through one or more partnerships, or the Non-Resident Shareholder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of the applicable corporation, and more than 50% of the Fair Market Value of the shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Shares may also be deemed to be “taxable Canadian property” pursuant to the Tax Act.

Dividends on Shares

Dividends paid or credited, or deemed to be paid or credited, on a Non-Resident Shareholder’s Class A Shares, Fury Gold Shares or the SpinCo Shares will be subject to withholding tax under the Tax Act at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention. In the case of a beneficial owner of dividends who is a resident of the United States for purposes of the Canada-U.S. Tax Convention (1980) and who is entitled to the benefits of that treaty, the rate of withholding will generally be reduced to 15%.

Dissenting Shareholders

A Non-Resident Shareholder who exercises Dissent Rights and disposes of Auryn Shares to Auryn in consideration for a cash payment from Auryn will realize a dividend and a capital gain or loss in the same manner as discussed above under “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Dissenting Shareholders”.

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A Non-Resident Shareholder who is a Dissenting Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Auryn Shares to Auryn, provided that the Auryn Shares are not “taxable Canadian property” (as defined in the Tax Act), as discussed above under “Exchange of Class A Shares for Fury Gold Shares and the SpinCo Shares”, to the Non- Resident Shareholder at the time of the disposition or an applicable income tax treaty or convention exempts the capital gain from tax under the Tax Act.

Interest (if any) awarded by a court to a dissenting Non-Resident Shareholder generally should not be subject to withholding tax under the Tax Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain material U.S. federal income tax consequences to a U.S. Holder, as defined below, of the Reorganization Arrangement and the ownership and disposition of Fury Gold Shares, SpinCo Curibaya Shares and SpinCo Sombrero Shares received in the Reorganization Arrangement. This summary does not address the U.S. federal income tax consequences to holders of Auryn Options or Auryn Warrants regarding the Reorganization Arrangement or the receipt of replacement options and warrants.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code (“Treasury Regulations”), administrative pronouncements, rulings or practices, and judicial decisions, all as of the date of this Circular. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed in this Circular. No legal opinion from U.S. legal counsel has been or will be sought or obtained regarding the U.S. federal income tax consequences of the Reorganization Arrangement. In addition, this summary is not binding on the U.S. Internal Revenue Service (the “IRS”), and no ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal income tax consequences discussed in this Circular. There can be no assurance that the IRS will not challenge any of the conclusions described in this Circular or that a U.S. court will not sustain such a challenge.

This summary is for general informational purposes only and does not address all possible U.S. federal tax issues that could apply with respect to the Reorganization Arrangement. This summary does not take into account the facts unique to any particular U.S. Holder that could impact its U.S. federal income tax consequences with respect to the Reorganization Arrangement. This discussion is not, and should not be, construed as legal or tax advice to a U.S. Holder. Except as provided below, this summary does not address tax reporting requirements. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal income, U.S. federal net investment income, U.S. federal alternative minimum, U.S. state and local, and non-U.S. tax consequences of the Reorganization Arrangement and the ownership and disposition of Fury Gold Shares, SpinCo Curibaya and SpinCo Sombrero Shares received in the Reorganization Arrangement.

This summary does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules, including, but not limited to, U.S. Holders that: (i) are banks, financial institutions, or insurance companies; (ii) are regulated investment companies or real estate investment trusts; (iii) are brokers, dealers, or traders in securities or currencies; (iv) are tax-exempt organizations; (v) hold Auryn Shares (or after the Reorganization Arrangement, Fury Gold Shares, SpinCo Curibaya Shares or SpinCo Sombrero Shares) as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments; (vi) except as specifically provided below, acquire Auryn Shares (or after the Reorganization Arrangement, Fury Gold Shares, SpinCo Curibaya Shares or SpinCo Sombrero Shares) as compensation for services or through the exercise of employee stock options or warrants or otherwise as compensation for services; (vii) have a functional currency other than the U.S. dollar; (viii) own or have owned directly, indirectly, or constructively 10% or more of the

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voting power of all outstanding shares of Auryn (or after the Reorganization Arrangement, Fury Gold, SpinCo Curibaya or SpinCo Sombrero); (ix) are U.S. expatriates; (x) are subject to special tax accounting rules as a result of any item of gross income with respect to Auryn Shares (or after the Reorganization Arrangement, Fury Gold Shares, SpinCo Curibaya Shares or SpinCo Sombrero Shares) being taken into account in an applicable financial statement; (xi) are subject to the U.S. federal alternative minimum tax; (xii) are deemed to sell Auryn Shares (or after the Reorganization Arrangement, Fury Gold Shares, SpinCo Curibaya Shares or SpinCo Sombrero Shares) under the constructive sale provisions of the Code; or (xiii) own or will own Auryn Shares, Fury Gold Shares, SpinCo Curibaya Shares and/or SpinCo Sombrero Shares that it acquired at different times or at different market prices or that otherwise have different per share cost bases or holding periods for U.S. tax purposes. In addition, this discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income tax (such as U.S. federal estate or gift tax, U.S. federal alternative minimum tax, and U.S. federal net investment income tax), nor does it address any aspects of U.S. state, local or non-U.S. taxes. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reorganization Arrangement and the ownership and disposition of Fury Gold Shares, SpinCo Curibaya Shares and SpinCo Sombrero Shares.

For the purposes of this summary, “U.S. Holder” means a beneficial owner of Auryn Shares, Fury Gold Shares, SpinCo Curibaya Shares or SpinCo Sombrero Shares (as applicable) that is: (i) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any U.S. state, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the U.S. and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal income tax purposes, holds Auryn Shares, Fury Gold Shares, SpinCo Curibaya Shares or SpinCo Sombrero Shares, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of such pass-through entity or partnership. This summary does not address any U.S. federal income tax consequences of the Reorganization Arrangement to such owners or partners of a partnership or other entity taxable as a partnership for U.S. federal income tax purposes holding Auryn Shares, Fury Gold Shares, SpinCo Curibaya Shares or SpinCo Sombrero Shares and such persons are urged to consult their own tax advisors.

For purposes of this summary, “non-U.S. Holder” means a beneficial owner of Auryn Shares, Fury Gold Shares, SpinCo Curibaya Shares or SpinCo Sombrero Shares (as applicable) other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Reorganization Arrangement to non-U.S. Holders. Accordingly, non-U.S. Holders should consult their own tax advisors regarding the U.S. federal income, other U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) of the Reorganization Arrangement.

This summary assumes that the Auryn Shares, Fury Gold Shares, SpinCo Curibaya Shares and SpinCo Sombrero Shares are or will be held as capital assets (generally, property held for investment), within the meaning of the Code, in the hands of a U.S. Holder at all relevant times.

U.S. Federal Income Tax Consequences of the Consolidation of Auryn Shares

The consolidation of the number of Auryn Shares should constitute a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code for U.S. federal income tax purposes. Assuming such treatment is correct, a

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U.S. Holder generally should not recognize gain or loss as a result of holding fewer Auryn Shares as a result of the consolidation. A U.S. Holder’s aggregate tax basis in the Auryn Shares held after the consolidation should equal such U.S. Holder’s aggregate tax basis in the Auryn Shares prior to the consolidation, and such U.S. Holder’s holding period in the Auryn Shares held after the consolidation should include such U.S. Holder’s holding period in the Auryn Shares held prior to the consolidation. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the Auryn Shares held prior to the consolidation to the Auryn Shares held after the consolidation. U.S. Holders of Auryn Shares acquired on different dates and at different prices are urged to consult their own tax advisors regarding the allocation of the tax basis and holding period of such shares.

U.S. Federal Income Tax Consequences of the Reorganization Arrangement

The Reorganization Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Accordingly, the U.S. federal income tax consequences of certain aspects of the Reorganization Arrangement are not certain. Nonetheless, Auryn believes, and the following discussion assumes, that (a) the renaming and redesignation of the Auryn Shares as Auryn Class A Shares and (b) the exchange by the Auryn Shareholders of the Auryn Class A Shares for Fury Gold Shares, SpinCo Curibaya Shares and SpinCo Sombrero Shares, taken together, will properly be treated for U.S. federal income tax purposes, under the step-transaction doctrine or otherwise, as (i) a tax-deferred exchange by the Auryn Shareholders of their Auryn Shares for Fury Gold Shares, either under Section 1036 or Section 368(a)(l)(E) of the Code, combined with (ii) a distribution of the SpinCo Curibaya Shares and SpinCo Sombrero Shares to the Auryn Shareholders under Section 301 of the Code. In addition, except as discussed below, a U.S. Holder should have the same tax basis and holding period in its Fury Gold Shares as such U.S. Holder had in its Auryn Shares immediately prior to such transactions.

There can be no assurance that the IRS will not challenge the U.S. federal income tax treatment of the Reorganization Arrangement or that, if challenged, a U.S. court would not agree with the IRS. Each U.S. Holder should consult its own tax advisors regarding the proper treatment of the Reorganization Arrangement for U.S. federal income tax purposes.

Receipt of SpinCo Curibaya Shares and SpinCo Sombrero Shares pursuant to the Reorganization Arrangement

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below under “Potential Application of the PFIC Rules to the Reorganization Arrangement”, a U.S. Holder that receives SpinCo Curibaya Shares and SpinCo Sombrero Shares pursuant to the Reorganization Arrangement will be treated as receiving a distribution of property in an amount equal to the fair market value of the SpinCo Curibaya Shares and SpinCo Sombrero Shares received on the distribution date (without reduction for any Canadian income or other tax withheld from such distribution). Such distribution would be taxable to the U.S. Holder as a dividend to the extent of Auryn’s current and accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent the fair market value of the SpinCo Curibaya Shares and SpinCo Sombrero Shares distributed exceeds Auryn’s adjusted tax basis in such shares (as calculated for U.S. federal income tax purposes), the Reorganization Arrangement can be expected to generate additional earnings and profits for Auryn in an amount equal to the extent the fair market value of the SpinCo Curibaya Shares and SpinCo Sombrero Shares distributed by Auryn exceeds Auryn’s adjusted tax basis in those shares for U.S. federal income tax purposes. To the extent that the fair market value of the SpinCo Curibaya Shares and SpinCo Sombrero Shares exceeds the current and accumulated earnings and profits of Auryn, the distribution of the SpinCo Curibaya Shares and SpinCo Sombrero Shares pursuant to the Reorganization Arrangement will be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s tax basis in the Auryn Shares, with any remaining

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amount being taxed as a capital gain. However, Auryn does not intend to calculate its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that the full fair market value of the SpinCo Curibaya Shares and SpinCo Sombrero Shares will constitute ordinary dividend income. Any such dividend generally will not be eligible for the “dividends received deduction” in the case of U.S. Holders that are corporations. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.

A dividend paid by Auryn to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if Auryn is a “qualified foreign corporation” (“QFC”) and certain holding period and other requirements for the Auryn Shares are met. Auryn generally will be a QFC as defined under Section 1(h)(11) of the Code if Auryn is eligible for the benefits of the U.S. Treaty or its shares are readily tradable on an established securities market in the U.S. However, even if Auryn satisfies one or more of these requirements, Auryn will not be treated as a QFC if Auryn is a PFIC for the tax year during which it pays a dividend or for the preceding tax year. See the section below under the heading “Potential Application of the PFIC Rules to the Reorganization Arrangement”.

If a U.S. Holder is not eligible for the preferential tax rates discussed above, a dividend paid by Auryn to a U.S. Holder generally will be taxed at ordinary income tax rates (rather than the preferential tax rates applicable to long-term capital gains).

Dividends received on Auryn Shares generally will not be eligible for the “dividends received deduction.” The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Dissenting U.S. Holders

Subject to the PFIC rules discussed below under “Potential Application of the PFIC Rules to the Reorganization Arrangement”, a U.S. Holder that exercises Dissent Rights in connection with the Reorganization Arrangement (a “Dissenting U.S. Holder”) and receives cash for such U.S. Holder’s Auryn Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Auryn Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the adjusted tax basis of such U.S. Holder in the Auryn Shares surrendered, provided such U.S. Holder does not actually or constructively own any Fury Gold Shares after the Reorganization Arrangement. Such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Auryn Shares are held for longer than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

If a U.S. Holder that exercises Dissent Rights in connection with the Reorganization Arrangement and receives cash for such U.S. Holder’s Auryn Shares actually or constructively owns Fury Gold Shares after the Reorganization Arrangement, all or a portion of the cash received by such U.S. Holder may be taxable as a distribution under the same rules as discussed under “Receipt of SpinCo Curibaya Shares and SpinCo Sombrero Shares pursuant to the Reorganization Arrangement” above.

Potential Application of the PFIC Rules to the Reorganization Arrangement

The tax considerations of the Reorganization Arrangement to a particular U.S. Holder will depend on whether Auryn was a PFIC during any year in which a U.S. Holder owned Auryn Shares. In general, a foreign corporation

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is a PFIC for any taxable year in which either (i) 75% or more of the foreign corporation’s gross income is passive income, or (ii) 50% or more of the average quarterly value of the foreign corporation’s assets produced, or are held for the production of, passive income. Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Passive income does not include gains from the sale of commodities that arise in the active conduct of a commodities business by a non-U.S. corporation, provided that certain other requirements are satisfied. In determining whether or not it is classified as a PFIC, a foreign corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

The determination of PFIC status is inherently factual and generally cannot be determined until the close of the taxable year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. U.S. Holders are urged to consult their own U.S. tax advisors regarding the application of the PFIC rules to the Reorganization Arrangement. Certain subsidiaries and other entities in which a PFIC has a direct or indirect interest could also be PFICs with respect to a U.S. person owning an interest in the first-mentioned PFIC. Auryn believes that it was a PFIC for its prior tax year and based on current business plans and financial projections, Auryn expects to be a PFIC for its current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of Auryn as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that the IRS will not challenge whether Auryn was a PFIC in a prior year or whether Auryn is or will be a PFIC in the current or future years. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of Auryn.

If Auryn is a PFIC or was a PFIC at any time during a U.S. Holder’s holding period for its Auryn Shares, the effect of the PFIC rules on a U.S. Holder receiving SpinCo Curibaya Shares and SpinCo Sombrero Shares pursuant to the Reorganization Arrangement will depend on whether such U.S. Holder has made a timely and effective election to treat Auryn as a qualified electing fund (a “QEF”) under Section 1295 of the Code (a “QEF Election”) or has made a mark-to-market election with respect to its Auryn Shares under Section 1296 of the Code (a “Mark-to-Market Election”). In this summary, a U.S. Holder that has made a timely QEF Election or Mark-to-Market Election with respect to its Auryn Shares is referred to as an “Electing Auryn Shareholder” and a U.S. Holder that has not made a timely QEF Election or a Mark-to-Market Election with respect to its Auryn Shares is referred to as a “Non-Electing Auryn Shareholder”. For a description of the QEF Election and Mark-to-Market Election, U.S. Holders should consult the discussion below under “U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of SpinCo Curibaya Shares, SpinCo Sombrero Shares and Fury Gold Shares – Passive Foreign Investment Company Rules – QEF Election” and “– Mark-to-Market Election”.

An Electing Auryn Shareholder generally would not be subject to the default rules of Section 1291 of the Code discussed below upon the receipt of the SpinCo Curibaya Shares and SpinCo Sombrero Shares pursuant to the Reorganization Arrangement. Instead, the Electing Auryn Shareholder generally would be subject to the rules described below under “U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of SpinCo Curibaya Shares, SpinCo Sombrero Shares and Fury Gold Shares – Passive Foreign Investment Company Rules – QEF Election” and “-Mark-to-Market Election”.

With respect to a Non-Electing Auryn Shareholder, if Auryn is a PFIC or was a PFIC at any time during a U.S. Holder’s holding period for its Auryn Shares, the default rules under Section 1291 of the Code will apply to gain

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recognized on any disposition of Auryn Shares and to “excess distributions” from Auryn (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years (or during the U.S. Holder’s holding period for the Auryn Shares, if shorter)). Under Section 1291 of the Code, any such gain recognized on the sale or other disposition of Auryn Shares and any excess distribution must be ratably allocated to each day in a Non-Electing Auryn Shareholder’s holding period for the Auryn Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before Auryn became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year without regard to the Non-Electing Auryn Shareholder’s U.S. federal income tax net operating losses or other attributes and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such prior year. Such Non-Electing Auryn Shareholders that are not corporations must treat any such interest paid as “personal interest,” which is not deductible.

If the distribution of the SpinCo Curibaya Shares and SpinCo Sombrero Shares pursuant to the Reorganization Arrangement constitutes an “excess distribution” or results in the recognition of capital gain as described above under “Receipt of SpinCo Curibaya Shares and SpinCo Sombrero Shares pursuant to the Reorganization Arrangement” with respect to a Non-Electing Auryn Shareholder, such Non-Electing Auryn Shareholder will be subject to the rules of Section 1291 of the Code discussed above upon the receipt of the SpinCo Curibaya Shares and SpinCo Sombrero Shares. In addition, the distribution of the SpinCo Curibaya Shares and SpinCo Sombrero Shares pursuant to the Reorganization Arrangement may be treated, under proposed Treasury Regulations, as the “indirect disposition” by a Non-Electing Auryn Shareholder of such Non-Electing Auryn Shareholder’s indirect interest in each of SpinCo Curibaya and SpinCo Sombrero, which generally would be subject to the rules of Section 1291 of the Code discussed above.

U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of SpinCo Curibaya Shares, SpinCo Sombrero Shares and Fury Gold Shares

If the Reorganization Arrangement is approved by Auryn Shareholders, each Auryn Shareholder will ultimately receive SpinCo Curibaya Shares, SpinCo Sombrero Shares and Fury Gold Shares for the Auryn Shares held by such Auryn Shareholder. If the Reorganization Arrangement is not approved by the Auryn Shareholders, each Auryn Shareholder shall retain its Auryn Shares. The U.S. federal income tax consequences to a U.S. Holder related to the ownership and disposition of SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares, as the case may be, will generally be the same and are described below.

In General the following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a SpinCo Curibaya Share, SpinCo Sombrero Share or Fury Gold Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the distributing company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the distributing company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the distributing company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the shares of the distributing company and thereafter as gain from the sale or exchange of such shares. See the discussion below under the heading “Sale or

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Other Taxable Disposition of Shares.” However, the distributing company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution with respect to the SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares will constitute ordinary dividend income. Dividends received on SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares generally will not be eligible for the “dividends received deduction.” In addition, distributions from SpinCo Curibaya, SpinCo Sombrero or Fury Gold (on Fury Gold Shares, SpinCo Curibaya Shares or SpinCo Sombrero Shares, as applicable) will not constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains if the distributing company were a PFIC either in the year of the distribution or in the immediately preceding year, or if the distributing company is not eligible for the benefits of the U.S. Treaty and its shares are not readily tradable on an established securities market in the U.S. The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Shares

Upon the sale or other taxable disposition of SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s adjusted tax basis in such shares sold or otherwise disposed of. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If SpinCo Curibaya, SpinCo Sombrero or Fury Gold were to constitute a PFIC under the meaning of Section 1297 of the Code (as described above under “U.S. Federal Income Tax Consequences of the Reorganization Arrangement – Receipt of SpinCo Curibaya Shares and SpinCo Sombrero Shares pursuant to the Reorganization Arrangement – Potential Application of the PFIC Rules to the Reorganization Arrangement”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to such U.S. Holder resulting from the acquisition, ownership and disposition of SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares, as applicable. Based on current business plans and financial projections, Auryn expects Fury Gold to be a PFIC in the tax year that the Reorganization Arrangement is completed and may be a PFIC in future tax years. Auryn also expects that each of SpinCo Curibaya and SpinCo Sombrero should be a PFIC for its initial tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of Fury Gold, SpinCo Curibaya or SpinCo Sombrero as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that the IRS will not challenge whether Fury Gold (or a Subsidiary PFIC, as defined below) was a PFIC in a prior year or whether Fury Gold, SpinCo Curibaya or SpinCo Sombrero is or will be a PFIC in the current or future years. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of Fury Gold, SpinCo Curibaya and SpinCo Sombrero and any of their respective Subsidiary PFICs.

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Each U.S. Holder generally must file an IRS Form 8621 reporting distributions received and gain realized with respect to each PFIC in which the U.S. Holder holds a direct or indirect interest. In addition, subject to certain rules intended to avoid duplicative filings, U.S. Holders generally must file an annual information return on IRS Form 8621 with respect to each PFIC in which the U.S. Holder holds a direct or indirect interest. Each U.S. Holder should consult its tax advisors regarding these and any other applicable information or other reporting requirements.

Under certain attribution rules, if SpinCo Curibaya, SpinCo Sombrero or Fury Gold is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of its direct or indirect equity interest in any subsidiary that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale of the SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares, as applicable, and their proportionate share of (a) any excess distributions on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by SpinCo Curibaya, SpinCo Sombrero or Fury Gold or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares, as applicable, are made.

Default PFIC Rules Under Section 1291 of the Code

If SpinCo Curibaya, SpinCo Sombrero or Fury Gold is a PFIC for any tax year during which a U.S. Holder owns SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares, as applicable, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of such shares will depend on whether and when such U.S. Holder makes a QEF Election to treat SpinCo Curibaya, SpinCo Sombrero or Fury Gold, as applicable, and each Subsidiary PFIC, if any, as a QEF under Section 1295 of the Code or makes a Mark-to-Market Election under Section 1296 of the Code. A U.S. Holder that does not make either a timely QEF Election or a Mark-to-Market Election with respect to its SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares, as applicable, will be referred to in this summary as a “Non-Electing Shareholder”.

A Non-Electing Shareholder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares, as applicable, and (b) any excess distribution received on the SpinCo Curibaya Shares, SpinCo Sombrero Shares, or Fury Gold Shares, as applicable. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the applicable shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares, as applicable, (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on such shares, must be ratably allocated to each day in a Non-Electing Shareholder’s holding period for the respective shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year without regard to the shareholder’s net operating losses or other U.S. federal income tax attributes, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing Shareholder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

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If SpinCo Curibaya, SpinCo Sombrero or Fury Gold is a PFIC for any tax year during which a Non-Electing Shareholder holds SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares, as applicable, the applicable company will continue to be treated as a PFIC with respect to such Non-Electing Shareholder, regardless of whether that company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing Shareholder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such shares were sold on the last day of the last tax year for which the applicable company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares, as applicable, begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to those shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of SpinCo Curibaya, SpinCo Sombrero or Fury Gold, as applicable, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of SpinCo Curibaya, SpinCo Sombrero or Fury Gold, as applicable, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which SpinCo Curibaya, SpinCo Sombrero or Fury Gold, as applicable, is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder. However, for any tax year in which SpinCo Curibaya, SpinCo Sombrero or Fury Gold, as applicable, is a PFIC and has no net income or gain as determined for U.S. income tax purposes, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to SpinCo Curibaya, SpinCo Sombrero or Fury Gold, as applicable, generally (a) may receive a tax-free distribution from the applicable company to the extent that such distribution represents “earnings and profits” of the distributing company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the shares of the applicable company to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares, as applicable.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares in which SpinCo Curibaya, SpinCo Sombrero or Fury Gold, as applicable, was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such shares were sold for their fair market value on the day the QEF Election is

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effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC in order for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, SpinCo Curibaya, SpinCo Sombrero or Fury Gold ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which SpinCo Curibaya, SpinCo Sombrero or Fury Gold, as applicable, is not a PFIC. Accordingly, if SpinCo Curibaya, SpinCo Sombrero or Fury Gold becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which SpinCo Curibaya, SpinCo Sombrero or Fury Gold, as applicable, qualifies as a PFIC.

U.S. Holders should be aware that although Fury Gold and the SpinCos will endeavor to provide U.S. Holders who make a written request of them for PFIC Annual Statements, there can be no assurances that SpinCo Curibaya, SpinCo Sombrero or Fury Gold will satisfy the record keeping requirements that apply to a QEF for the current or future years, or that SpinCo Curibaya, SpinCo Sombrero or Fury Gold will supply U.S. Holders with sufficient information that such U.S. Holders require to report under the QEF rules, in the event that SpinCo Curibaya, SpinCo Sombrero or Fury Gold, as applicable, is a PFIC. None of SpinCo Curibaya, SpinCo Sombrero or Fury Gold are able to legally commit to providing all possibly necessary information to their respective shareholders that would be necessary to make a QEF Election with respect to SpinCo Curibaya, SpinCo Sombrero or Fury Gold, as applicable, for any year in which it is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares (or with respect to any Subsidiary PFIC). Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if SpinCo Curibaya, SpinCo Sombrero or Fury Gold does not provide the required information with regard to SpinCo Curibaya, SpinCo Sombrero, Fury Gold or any of their Subsidiary PFICs, as applicable, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing Shareholders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares, as applicable, are marketable stock. These shares generally will be “marketable stock” if they are regularly traded on: (i) a national securities exchange that is registered with the Securities and Exchange Commission; (ii) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934; or (iii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that: (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, and together with the rules of such foreign exchange, ensure that such requirements are actually enforced; and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. There is no assurance that the SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares will be marketable stock for this purpose.

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A U.S. Holder that makes a Mark-to-Market Election with respect to its SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for such shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, those shares.

A U.S. Holder that makes a Mark-to-Market Election with respect to SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares will include in ordinary income, for each tax year in which SpinCo Curibaya, SpinCo Sombrero or Fury Gold, as applicable, is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the applicable shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the applicable shares, over (b) the fair market value of such shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election with respect to SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares generally also will adjust such U.S. Holder’s tax basis in the applicable shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of such shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares, as applicable, cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares that would otherwise be tax-deferred (e.g. gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which such shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if SpinCo Curibaya, SpinCo Sombrero or Fury Gold is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under

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Section 1298(b)(6) of the Code, a U.S. Holder that uses SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult with its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares.

Additional Considerations

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Reorganization Arrangement or in connection with the ownership or disposition of SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares may elect to deduct or credit such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Receipt of Foreign Currency

The U.S. dollar value of any cash payment in Canadian dollars to a U.S. Holder will be translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. A U.S. Holder will generally have a tax basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and converts or disposes of the Canadian dollars after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, which generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, Section 6038D of the Code generally imposes U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or

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security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their shares are held in an account at a domestic financial institution. A U.S. Holder’s disclosure of foreign financial assets pursuant to Section 6038D of the Code should be made on IRS Form 8938. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of (a) distributions on the SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares, (b) proceeds arising from the sale or other taxable disposition of SpinCo Curibaya Shares, SpinCo Sombrero Shares or Fury Gold Shares, or (c) any payments received in connection with the Reorganization Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights) generally may be subject to information reporting and backup withholding tax, at the current rate of 24% if a U.S. Holder (i) fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W-9); (ii) furnishes an incorrect U.S. taxpayer identification number; (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax; or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE REORGANIZATION ARRANGEMENT OR THE OWNERSHIP AND DISPOSITION OF SPINCO CURIBAYA SHARES, SPINCO SOMBRERO SHARES OR FURY GOLD SHARES RECEIVED PURSUANT TO THE REORGANIZATION ARRANGEMENT. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

INFORMATION CONCERNING FURY GOLD

Information regarding Auryn after effecting the Reorganization Arrangement, the Eastmain Arrangement and Financing is contained in Appendix “I” to this Circular.

INFORMATION CONCERNING EASTMAIN

Eastmain is a Canadian based junior exploration company focused on gold exploration within the James Bay Region of Northern Québec, where it holds 100% interest in the Eau Claire and Eastmain Mine gold projects as well as interests in 9 other properties covering approximately 109,000 ha in total of this promising mineral district. Eastmain also has a 36.7% joint venture interest in the Éléonore South project. Eastmain Shares are listed on the TSX under the symbol “ER” and on the OTCQB under the symbol “EANR”. Information regarding Eastmain is contained in Appendix “F” to this Circular.

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INFORMATION CONCERNING SPINCO SOMBRERO

SpinCo Sombrero is currently a wholly-owned subsidiary of Auryn that has been formed to acquire and hold certain SpinCos Properties. The registered and records office of SpinCo Sombrero is located at 1500-1055 West Georgia Street, Vancouver, B.C., V6E 4N7 Upon completion of the Reorganization Arrangement, Spinco Sombrero will be a reporting issuer in British Columbia, Alberta and Ontario.

Upon completion of the Reorganization Arrangement, each Auryn Shareholder will upon tendering his or her Auryn Shares with the Letter of Transmittal become a shareholder of SpinCo Sombrero. Information relating to SpinCo Sombrero after the Reorganization Arrangement is contained in Appendix “G” to this Circular.

INFORMATION CONCERNING SPINCO CURIBAYA

The SpinCo Curibaya is currently a wholly-owned subsidiary of Auryn that has been formed to acquire and hold the SpinCos Properties. The registered and records office of the SpinCo Curibaya is located at 1500-1055 West Georgia Street, Vancouver, B.C., V6E 4N7. Upon completion of the Reorganization Arrangement, SpinCo Curibaya will be a reporting issuer in British Columbia, Alberta Ontario.

Upon completion of the Reorganization Arrangement and Eastmain Arrangement, each Auryn Shareholder will upon tendering his or her Auryn Shares with the Letter of Transmittal become a shareholder of SpinCo Curibaya. Information relating to SpinCo Curibaya after the Reorganization Arrangement and Eastmain Arrangement is contained in Appendix “H” to this Circular.

OTHER MATTERS

Management of Auryn is not aware of any matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Circular. If any other matter properly comes before the Meeting, it is the intention of the Persons named in the enclosed Form of Proxy to vote the Auryn Shares represented thereby in accordance with their best judgment on such matter.

INTEREST OF EXPERTS

The matters referred to under “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” and certain Canadian legal matters in this Circular has been passed upon by and Thorsteinssons LLP on behalf of the Company.

Deloitte LLP, the external auditor of the Company, provided independent auditors’ reports on (a) the consolidated financial statements of the Company for the years ended December 31, 2019 and 2018; (b) the audited financial statements of 1258620 B.C. Ltd. as at July 23, 2020; (c) the audited financial statements of 1258618 B.C. Ltd. as at July 23, 2020; (d) audited carve out financial statements of the spinout exploration business of Curibaya for the year ended December 31, 2019 and 2018; and (e) audited carve out financial statements of the spinout exploration business of Sombrero for the year ended December 31, 2019 and 2018. Deloitte LLP is independent with respect to the Company, SpinCo Curibaya and SpinCo Sombrero within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

The technical and scientific information Auryn’s properties included or incorporated by reference in this Circular has been included or incorporated by reference in reliance on the report, valuation, statement or opinion of the

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persons described below. The following persons, firms and companies are named as having prepared or certified a report, valuation, statement or opinion in this Circular, either directly or in a document incorporated by reference.

Name of QP Expert	Description of Report Referred to in this Circular

David Ross, M.Sc., P.Geo.	Technical Report on the Committee Bay Project, Nunavut Territory, Canada dated May 31, 2017 amended October 23, 2017

Paul Chamois, P.Geo. Philip Geusebroek, P.Geo. Mary Mioska, P.Eng. David M.R. Stone, P.Eng.	Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Homestake Ridge Gold Project dated May 29, 2020 amended and restated June 24, 2020.

Andrew J. Turner, B.Sc., P.Geol.	Technical Report on the Sombrero Project, Ayacucho Department, Peru dated March 1, 2019.

Michael B. Dufresne, M.Sc., P.Geol., P.Geo. Bahram Bahrami, B.Sc., P. Geo.	Technical Report for the Huilacollo Project, Tacna Province, Southern Peru dated September 29, 2017.

None of the experts named in the foregoing section held, at the time they prepared or certified such statement, report, opinion or valuation, received after such time or will receive any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of the Company’s associates.

None of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or will receive a direct or indirect interest in any property of the Company or any associate or affiliate of the Company. None of the aforementioned persons, nor any director, officer, employee, consultant or partner, as applicable, of the aforementioned persons is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Michael Henrichsen, Chief Operating Officer of Auryn, is the Qualified Person who reviewed and approved all of the scientific and technical information relating to Auryn, SpinCo Sombrero and SpinCo Curibaya in this Circular.

Other than auditors, Deloitte LLP, who are wholly independent, to Auryn’s knowledge, each of the foregoing firms or persons beneficially owns, directly or indirectly, less than 1% of the issued and outstanding Auryn Shares or Eastmain Shares.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Auryn, after reasonable enquiry, other than as disclosed herein, no informed person of Auryn, or any associate or affiliate of any informed person, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect Auryn since the commencement of Auryn’s most recently completed fiscal year.

MANAGEMENT CONTRACTS

No management functions of Auryn or any subsidiaries are performed to any substantial degree by a person other than the named executive officers of Auryn.

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AUDITORS

Auryn’s auditors are Deloitte LLP, Chartered Professional Accountants at 939 Granville Street, Vancouver, British Columbia V6Z 1L3. Deloitte LLP has been the auditor of Auryn since October 28, 2015. Deloitte LLP is independent with respect to Auryn within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

LEGAL MATTERS

Certain Canadian legal matters in connection with the Arrangements as they pertain to Auryn will be passed upon by McMillan LLP. As of the date of this Circular, the partners and associates of McMillan LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding Auryn Shares or shares of any of Auryn’s associates or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Auryn Shareholders may contact the Company to request copies of financial statements and MD&A at the following address: 600-1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5, Tel: 778-729-0600, Fax: 778-729-0650.

Financial information is provided in Auryn’s financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR.

APPROVAL OF DIRECTORS

The contents and sending of this Circular, including the Notice of Meeting, have been approved and authorized by the Auryn Board.

September 3, 2020

BY ORDER OF THE BOARD OF DIRECTORS

“Shawn Wallace” (original signed)

President and CEO

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Appendix “A”

GLOSSARY OF TERMS

In this Circular the following terms have meanings below which in some cases have been simplified from the definitions contained in the Arrangement Agreement which in case of any inconsistency should be considered the definitive definition.

“Acquisition Proposal”	means an Auryn Acquisition Proposal or an Eastmain Acquisition Proposal, as the context may require.

“Adjusted Closing Date Cash”	means the amount of Auryn’s consolidated cash on-hand immediately prior to closing after payment of all costs of the Auryn Arrangement (excluding any unpaid costs accrued as part of Auryn’s adjusted working capital on the Closing Date), plus the sum of (i) the costs incurred by Auryn in connection with the Auryn Arrangement from June 24, 2020 to the Closing Date (to a maximum of $1.4 million), (ii) direct and reasonably allocated indirect paid costs of the Auryn Canadian Projects from June 24, 2020 to the Closing Date, and (iii) an amount equal to Auryn’s adjusted working capital on the Closing Date, being Auryn’s consolidated current assets, except cash, less all Auryn consolidated liabilities, except reclamation costs related to the Auryn Canadian Projects, which working capital, if negative, will reduce the adjusted closing date cash and, if positive, will increase the adjusted closing date cash (and for avoidance of doubt, such working capital excludes intercompany debt, and the proceeds of the New Auryn Financing as part of cash-on hand, but a portion of such financing proceeds will be used to make up any shortfall that results from the calculation in (i), (ii) or (iii) above for purposes of the transfer to the SpinCos on the Effective Date of the Adjusted Closing Date Cash);

“affiliate” and “associate”	have the meanings respectively ascribed thereto under the Securities Act, generally, two companies are said to be affiliated if one controls the other or they are under common control. Associated parties have a relationship within defined categories including for corporations a 10% or greater share ownership that is less than 50%.

“Arrangements”	means both of the Reorganization Arrangement and the Eastmain Arrangement together. The “Eastmain Arrangement” is also referred to as the “Eastmain Acquisition” from Auryn’s perspective.

“Arrangement Agreement”	means the arrangement agreement dated as of July 29, 2020 amongst Auryn, Eastmain Resources Inc. and the SpinCos as such agreement may be supplemented or amended from time to time in accordance with its terms. The Arrangement Agreement is publicly filed under Auryn’s profile at www.sedar.com.

“Auryn” or “the Company”	means Auryn Resources Inc., a corporation existing under the laws of British Columbia traded on TSX and NYSE American under the symbol: AUG.

“Auryn Acquisition Proposal”	has the meaning defined in the Arrangement Agreement but generally means any proposal involving the Auryn Canadian Projects made to Auryn by a third party involving any takeover, merger, asset transaction which would materially affect Auryn or the Eastmain Acquisition.

“Auryn Board”	means the board of directors of Auryn as the same is constituted from time to time.

“Auryn Canadian Projects”	means the mineral projects known as Homestake Ridge, Committee Bay and Gibson MacQuoid.

“Auryn Change of Recommendation”	means a “Change of Recommendation” (as defined below) made by Auryn.

“Auryn Disclosure Letter”	means the disclosure letter dated as of the date of the Arrangement Agreement that has been executed by Auryn and delivered to Eastmain.

“Auryn Disclosure Record”	means all documents filed by or on behalf of Auryn on SEDAR since January 1, 2018 and prior to the date hereof that are publicly available on the date hereof.

“Auryn Expense Fee”	means the “Expense Fee” (defined below) that may be payable by Auryn in certain events.

“Auryn Fairness Opinion”	means the opinion of Stifel GMP to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth in the Auryn Fairness Opinion, that the transactions contemplated by the Reorganization Arrangement and Eastmain Acquisition are fair, from a financial point of view, to Auryn shareholders.

“Auryn Final Order”	means the final order of the British Columbia Court pursuant to Section 288 of the BCBCA, in a form acceptable to Eastmain and Auryn, each acting reasonably, approving the Reorganization Arrangement, as such order may be amended by the Court (with the consent of both Eastmain and Auryn, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Eastmain and Auryn, each acting reasonably) on appeal.

“Auryn Financial Advisor”	means Minvisory Corp., a mining finance advisory in Ontario.

“Auryn Financial Statements”	means, collectively, the Auryn Annual Financial Statements and the Auryn Interim Financial Statements.

“Auryn Interim Financial Statements”	means the consolidated unaudited condensed financial statements of Auryn as at, and for the three months ended March 31, 2019 and March 31, 2020 including the notes thereto.

“Auryn Interim Order”	means the interim order of the Supreme Court of British Columbia issued effective September 1, 2020 and attached as Appendix “D” which amongst other things, directed the manner of calling and holding of the Meeting.

“Auryn Letter of Transmittal”	means the letter of transmittal enclosed with the Circular.

“Auryn Locked Up Shareholder”	means the holders of approximately 14.8% of Auryn Securities entitled to vote at the Meeting who have agreed to vote in favour of the Reorganization Arrangement and Eastmain Acquisition

“Auryn Material Adverse Effect”	means a “Material Adverse Effect” as defined below affecting Auryn but excluding any such adverse fact, change, effect, event, circumstance, occurrence or development that affects only Peruvian Properties or Peruvian Subsidiaries and not Fury Gold.

“Auryn Material Contracts”	means any Contract to which Auryn is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have an Auryn Material Adverse Effect, excluding any such contracts that are entered into or assumed by SpinCo Sombrero or SpinCo Curibaya or are related to SpinCo Curibaya Assets or SpinCo Curibaya Assets.

“Auryn Meeting”	means the annual meeting of the Auryn Shareholders and the special meeting of the Auryn Securityholders, including any adjournment or postponement thereof, as described in the Circular.

“Auryn Options”	means options to purchase Auryn Shares.

“Auryn Optionholder”	means a holder of Auryn Options.

“Auryn Option Plan”	means the 2017 Option Plan until the Meeting at which time the 2020 Option Plan is proposed to be adopted.

“Auryn Peruvian Projects”	means the Sombrero, Curibaya, Huilacollo, Copa and Corisur mineral projects which are owned by the Auryn Peruvian Subsidiaries.

“Auryn Peruvian Subsidiaries”	means Sombrero Minerales S.A.C., Corisur Peru S.A.C. and Magma Minerals S.A.C.

“Auryn Securityholders”	means Auryn Shareholders, Auryn Warrantholders and Auryn Optionholders.

“Auryn Securityholder Approvals”	means the requisite voting approval amounts for the Reorganization Arrangement and Securities Issuance Resolutions which are (i) 66 2/3% and 50% +1 respectively of the votes cast on the Reorganization Arrangement Resolution and Securities Issuance Resolutions, by (A) the Auryn Shareholders and (B) the Auryn Securityholders present, in person or by proxy at the Meeting voting together as a single class, and (ii) if required by the TSX, 50%+1 of the Auryn Shareholders that are not participating in the Financing and approval of at least two-thirds of the votes cast in respect of adopting the 2020 Articles and a simple majority of the voted cast on the other resolutions.

“Auryn Senior Management”	means Ivan Bebek, Shawn Wallace, Michael Henrichsen and Stacy Rowa.

“Auryn Shares”	means commons shares in the capital of Auryn before the Reorganization Arrangement is effected.

“Auryn Share Consolidation”	means the common share consolidation contemplated by the Reorganization Arrangement whereby each Auryn Share outstanding immediately before the Effective Time shall be consolidated by the Consolidation Ratio.

“Auryn Shareholders”	means the holders of Auryn Shares.

“Auryn Shareholder Exchange Consideration”	means for each Auryn Share, one Fury Gold Share, (1.0÷Consolidation Ratio) SpinCo Sombrero Share, and (1.0 ÷ Consolidation Ratio) SpinCo Curibaya Share.

“Auryn Superior Proposal”	means a “Superior Proposal” made to Auryn in connection with the Auryn Canadian Projects.

“Auryn Locked-Up Shareholders”	means the Auryn directors and officers who signed Auryn Voting Agreements committing to vote their shares and options in favour of the Reorganization Arrangement Resolutions.

“Auryn Termination Fee”	means 3.75% of (the fair value of the Auryn Superior Proposal less the value of the SpinCos per the SpinCo Valuation Report, as disclosed in the Auryn Disclosure Letter).

“Auryn Voting Agreements”	means the voting agreements (including all amendments thereto) between Auryn and the Auryn Locked-Up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Auryn Shares in favour of the Reorganization Arrangement and Eastmain Acquisition.

“Auryn Warrantholder”	means the holder of the 500,000 Auryn Warrants

“Auryn Warrants”	means the 500,000 outstanding warrants to purchase Auryn Shares at $2.00 per Auryn Share.

“Authorizations”	means a broadly defined (in the Arrangement Agreement) group of governmental or regulatory approvals.

“BCSC”	means the British Columbia Securities Commission.

“BCBCA”	means the Canada Business Corporations Act (British Columbia) S.B.C. 2002, c. 57, as amended.

“Business Day”	means any day that is not a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario, or Vancouver, British Columbia.

“Canadian Securities Administrators”	means the voluntary umbrella organization of Canada’s provincial and territorial securities regulators.

“Capitalization Agreement(s)”	means the two agreements to be entered into after the date of the Circular pursuant to which Auryn will transfer to the SpinCos its Peruvian Subsidiaries, its loans to the Peruvian Subsidiaries and certain related Peruvian Project assets such as data plus the amount Auryn’s defined Adjusted Closing Date Cash immediately prior to the Effective Time, subject to the assumption of the SpinCos of any liabilities related to operation of the Peruvian Projects.

“Change of Recommendation”	means an event where the Board of a Party fails to unanimously recommend or withdraws, amends, modifies or qualifies, in a manner adverse to the other party or fails to publicly reaffirm its unanimous recommendation of that party’s Arrangement within three (3) calendar days (and in any case prior to the time of the respective Meetings) after having been requested in writing by the party to so reaffirm.

“Circular”	means, collectively, the Notice of Special Meeting and the accompanying Management Information Circular dated September 3, 2020 of Auryn, including all appendices hereto, sent to Auryn Shareholders, Auryn Warrantholders and Auryn Optionholders in connection with the Meeting.

“Claims”	means a broadly defined (in the Arrangement Agreement) group of legal claims.

“Class A Shares”	means the class of exchangeable shares in Auryn’s authorized capital, which are described in section 3.1(c) of the Reorganization Arrangement to be exchanged for Fury Gold Shares at the Effective Time.

“Code”	means the United States Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement”	means taken together, the confidentiality agreements between Eastmain and Auryn dated May 22, 2020 and between United Mineral Services Ltd and Eastmain date April 20, 2020 (since assigned to Auryn).

“Consolidation Ratio”	means the quotient that results from division of 75,900,000 by the number of outstanding Auryn Shares immediately prior to the Effective Time of the Reorganization Arrangement and represents the fraction that each Fury Gold Share will represent of each Auryn Share upon exchange of Fury Gold Shares for Auryn Shares when the Reorganization Arrangement completes.

“Contract”	means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Court”	means the Supreme Court of British Columbia in the case of the Reorganization Arrangement and the Supreme Court of Ontario in the case of the Eastmain Arrangement.

“CRA”	means the Canada Revenue Agency.

D&O Indemnified Party	means the officer and directors of Eastmain who are entitled to indemnification under the Arrangement Agreement.

“Depositary”	means Computershare Investor Services Inc. or any other trust company, bank or other financial institution agreed to in writing by Auryn and Eastmain for the purpose of, among other things, exchanging certificates representing Eastmain Shares for Fury Gold Shares in connection with the Eastmain Arrangement and for the distribution of the SpinCo Shares, being the Escrow Agent for the Financing Proceeds and related matters contemplated herein.

“Dissent Notice”	means a written objection to the Reorganization Arrangement Resolution by a Registered Auryn Shareholder in accordance with the Dissent Procedures.

“Dissent Procedures”	means the Dissent Rights under the BCBCA effected through the dissent procedures described in the Circular under “The Auryn Meeting – Dissent Rights”.

“Dissent Rights”	means the rights of dissent in respect to the Reorganization Arrangement under the BCBCA which are described in the Circular.

“Dissent Shares”	means Auryn Shares held by a Dissenting Auryn Shareholder and in respect of which the Dissenting Auryn Shareholder has duly and validly exercised the Dissent Rights in accordance with the Dissent Procedures.

“Dissenting Shareholder” or “Dissenting Auryn Shareholder”	means a registered Auryn Shareholder who duly exercises its Dissent Rights pursuant to the Auryn Plan of Arrangement and the Auryn Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“Eastmain”	means Eastmain Resources Inc.

“Eastmain Acquisition Proposal”	means an “Acquisition Proposal” as defined herein made to Eastmain.

“Eastmain Arrangement”	means the proposed plan of arrangement between Eastmain and its shareholders whereby their Eastmain Shares will transfer to Auryn under OBCBCA on the terms and conditions set forth in the Eastmain Plan of Arrangement, as it may be amended, and as more particularly described in the Eastmain Circular. In the Circular, the Eastmain Arrangement is referred to as the “Eastmain Acquisition” to distinguish it form the Reorganization Arrangement.

“Eastmain Arrangement Resolution”	means the special resolution of the Eastmain Securityholders approving the Eastmain Arrangement as described in the Eastmain Circular.

“Eastmain Board of Directors”	means the board of directors of Eastmain from time to time elected or appointed.

“Eastmain Budget”	means the Eastmain budget for the period June 1 to October 31, 2020, which is attached to and forms part of the Eastmain Disclosure Letter.

“Eastmain Circular”	means the Management Information Circular mailed by Eastmain to its securityholders and which is on file under its issuer profile at www.sedar.com.

“Eastmain Change of Recommendation”	means a “Change of Recommendation” (as defined above) made by the Eastmain Board.

“Eastmain Disclosure Letter”	means the confidential disclosure letter dated the date of the Arrangement Agreement that has been executed by Eastmain and delivered to Auryn.

“Eastmain Disclosure Record”	means all documents filed by or on behalf of Eastmain on SEDAR since January 1, 2018 and prior to the date hereof that are publicly available on the date hereof.

“Eastmain Expense Fee”	means the “Expense Fee” (as defined below) payable by Eastmain in certain events.

“Eastmain Fairness Opinion”	means the opinion of the Eastmain Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the Eastmain Shareholders under the Eastmain Arrangement is fair, from a financial point of view, to the Eastmain Shareholders.

“Eastmain Final Order”	means the required final order of the Ontario Court in form acceptable to Eastmain and Auryn, each acting reasonably, approving the Eastmain Arrangement

“Eastmain Financial Advisor”	means Maxit Capital LP.

“Eastmain Financial Statements”	means, collectively, Eastmain Annual Financial Statements and Eastmain Interim Financial Statements.

“Eastmain Interim Financial Statements”	means the unaudited condensed financial statements of Auryn as at, and for the six months ended April 30, 2019 and 2020 including the notes thereto.

“Eastmain Interim Order”	means the interim order of the Ontario Court relating to the Eastmain Arrangement directing the manner of calling and holding of the Eastmain Meeting.

“Eastmain Material Adverse Effect”	means a “Material Adverse Effect”, as defined below affecting Eastmain.

“Eastmain Material Contracts”	means any Contract to which Eastmain is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have an Eastmain Material Adverse Effect.

“Eastmain Material Properties”	means the Clearwater Project and the Eleonore South Joint Venture Project, as described in Eastmain Disclosure Letter.

“Eastmain Meeting”	means the special meeting of Eastmain Securityholders voting as a single class, including any adjournment or postponement thereof, to be called and held in accordance with the Eastmain Interim Order to consider the Eastmain Arrangement Resolution as described in the Eastmain Circular.

“Eastmain Nominees”	means the two Eastmain nominees to the Fury Gold Board who are Michael Hoffman and Blair Schulz.

“Eastmain Options”	means the outstanding options to purchase Eastmain Shares granted under Eastmain’s stock option plan.

“Eastmain Option Plan”	means the stock option plan of Eastmain last approved by the Eastmain Shareholders on April 25, 2019.

“Eastmain Optionholder”	means a holder of one or more Eastmain Options.

“Eastmain Plan of Arrangement”	means the plan of arrangement of Eastmain attached to the Arrangement Agreement under which it is proposed that 100% of Eastmain Shares will be transferred to Auryn at the Effective Time.

“Eastmain Properties”	means the assets reflected in the balance sheet forming part of the Eastmain Disclosure Record.

“Eastmain Proposed Agreement”	means a “Proposed Agreement” (as defined herein) involving Eastmain as the Receiving Party.

“Eastmain RSUs”	means restricted share units issued under the Eastmain RSU Plan.

“Eastmain Securityholder”	means the Eastmain Shareholders, the holders of Eastmain Options and the holders of Eastmain warrants.

“Eastmain Securityholders Approval”	has the meaning ascribed to that term in the Arrangement Agreement but generally means a special majority (2/3) approval by votes cast by the holders of Eastmain Shares, Options and Warrants.

“Eastmain Securityholder Consideration”	means (i) for holders of Eastmain Shares, an aggregate of 34,100,000 Fury Gold Shares to be issued immediately after the Effective Time for all outstanding Eastmain Shares; (ii) for holders of Eastmain Options, the issuance of Fury Gold Replacement Options adjusted as to number by the Exchange Ratio and as to exercise price by the inverse of the Exchange Ratio; and (iii) for the holders of Eastmain Warrants, the adjustment of the Eastmain Warrants to provide for the issuance of Fury Gold Shares on the exercise of such warrants in accordance with the terms of the Eastmain Warrants.

“Eastmain Senior Management”	means Laurence Curtis, Blair Schultz and Joe Fazzini.

“Eastmain Shares”	means the issued and outstanding common shares of Eastmain.

“Eastmain Shareholder”	means the holders of Eastmain Shares.

“Eastmain Subsidiary”	means Eastmain Mines Inc., a corporation incorporated under the Canada Business Corporations Act.

“Eastmain Superior Proposal”	means a “Superior Proposal” made to Eastmain as Receiving Party.

“Eastmain Support Agreements”	means the voting and support agreements (including all amendments thereto) between Auryn and the Eastmain Supporting Shareholders.

“Eastmain Supporting Shareholder”	means the directors, officers and other holders of Eastmain Shares and Eastmain Options who have committed to voting in favour of the Eastmain Arrangement Eastmain Shares.

“Eastmain Termination Fee”	means 3.75% of the fair value of the Eastmain Superior Proposal calculated on the basis of Eastmain’s fully diluted in-the-money capitalization.

“Eastmain TSX Approval”	means the conditional approval of the TSX in respect of the Eastmain Arrangement.

“Eastmain Warrants”	means the common share purchase warrants of Eastmain described in the Eastmain Disclosure Letter.

“Effective Date”	means for each of the Reorganization Arrangement and Eastmain Arrangement the date that the Arrangement becomes effective, which date is to be the same for both Arrangements.

“Effective Time”	means for each of the Reorganization Arrangement and Eastmain Arrangement the deemed times on the Effective Date that each of the Arrangement become effective which time shall be sequential and very close together and expressly agreed in writing by Auryn and Eastmain on the Effective Date.

“Eligible Holders”	means holders of Eastmain Shares eligible to make certain elections under the Tax Act in connection with the transfer of their Eastmain Shares to Auryn under the Eastmain Arrangement.

“Environmental Laws”	means a broadly defined (in the Arrangement Agreement) group of laws aimed at or relating to reclamation or restoration of properties and abatement of pollution.

“Environmental Permits”	means all Permits or program participation requirements with or from any Governmental Entity under any Environmental Laws.

“Escrow Release Conditions”	means the conditions under which the Financing proceeds of $22.5 million to $23 million less 50% of Underwriters fees and their expenses will be released to Fury Gold. The principal conditions are the completion of the Reorganization Arrangement and the Eastmain Acquisition.

“Exchange Act”	means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

“Exchange Ratio”	means the quotient rounded to five significant digits that is obtained by dividing 34,100,000 by the number of outstanding Eastmain Shares immediately prior to the Effective Time of the Eastmain Arrangement.

“Expense Fee”	means Cdn$500,000 payable by either Eastmain or Auryn to the other party if the Arrangements fail to complete in certain events resulting from certain actions or omissions of the other party such as the failure of its shareholders to approve its Arrangement or a breach by it of the terms of the Arrangement Agreement.

“Fair Market Value”	means the value determined by stock market values or by appraisal as defined in the Arrangement Agreement.

“Financing”	means the proposed private placement offering of $22.5 million to $23 million of Auryn Subscription Receipts which will convert into 7.5 million to 7.75 million Fury Gold Shares (of which 5,000,000 will be flow through shares), the proceeds of which shall be deposited and held in escrow on September 24, 2020 and released to Fury Gold following the Effective Time of the Eastmain Arrangement subject to fulfilment of the Escrow Release Conditions.

“Final Orders”	means the final order of the Courts to be received by each of Auryn and Eastmain as preconditions to completion of the Arrangements.

“Fury Gold”	is a reference to Auryn, renamed to Fury Gold Mines Limited, after completion of the Reorganization Arrangement, the Eastmain Acquisition and the Financing.

“Fury Gold Board”	means the Board of Auryn after completion of the Arrangements when it will become Fury Gold, which will be comprised of up to eight persons including two Eastmain Nominees.

“Fury Gold Option”	means for each Auryn Option outstanding immediately prior to the Effective Date, a replacement option which shall be adjusted by the Consolidation Ratio as to price and number together with such other adjustments as permitted or required by the TSX.

“Fury Gold Replacement Option”	means an option to acquire one Fury Gold Share as described in the Eastmain Arrangement and for which each Eastmain Option is to be exchanged under the Eastmain Arrangement and which, immediately after completion of the Eastmain Arrangement, will, subject to adjustment for number and exercise price using the Exchange Ratio, be identical in every relevant respect to the Eastmain Options.

“Fury Gold Shares”	means a new class of voting common shares without par value which Auryn will create and issue as described in the Auryn Plan of Arrangement and for which the Class A Shares are, in part, to be exchanged under the Auryn Plan of Arrangement and which, immediately after completion of the transactions comprising the Reorganization Arrangement, will be identical in every relevant respect to the Auryn Shares.

“Fury Gold Warrant”	means for each Auryn Warrant, a replacement warrant which will be exercisable at the exercise price of the Auryn Warrant it replaces divided by the Consolidation Ratio, permitting the holder to acquire the aggregate of: (i) one Fury Gold Share times the Consolidation Ratio; (ii) one SpinCo Sombrero Share; and (iii) one SpinCo Curibaya Share.

“Governmental Authority”	means a broadly defined (in the Arrangement Agreement) group of governmental and regulatory authorities.

“In-The-Money Amount”	in respect of a stock option means the amount, if any, by which the aggregate Fair Market Value at that time of the securities subject to the option exceeds the aggregate exercise price of the option.

“IFRS”	means International Financial Reporting Standards, as adopted by the International Accounting Standards Board.

“Indemnified Claim”	means a claim for indemnity made by an Indemnified Party in respect of an Indemnified Liability.

“Indemnified Liability”	means:(a) a liability or obligation (including any liability or obligation for Taxes or in respect of any litigation or in respect of Money Laundering Laws) that, following the Effective Time, Auryn is legally or contractually obliged to pay but which was incurred or accrued prior to the Effective Time in respect (but only in respect) of the prior ownership or operation of the SpinCo Assets; and (b) any liability or obligation for Tax which is payable to any Governmental Authority arising from, or in connection with: (i) the transaction contemplated under the SpinCo Capitalization Agreements, or (ii) the distribution of the SpinCo Shares to the Auryn Shareholders.

“Indemnified Party”	Fury Gold and its subsidiaries and affiliates, and each their respective directors, officers, partners, employees, advisors, shareholders.

“Intermediary”	Means a bank, brokerage or other entity holding title to a security on behalf of a beneficial owner

“IRS”	means the Internal Revenue Service of the United States.

“Law” or “Laws”	means a broadly defined (in the Arrangement Agreement) group of laws and regulations applicable to a Party or the transactions contemplated by the Arrangements.

“Liens”	means a broadly defined (in the Arrangement Agreement) group of encumbrances and charges.

“Litigation”	means generally legal actions (i) brought against a party for damages or providing for the grant of injunctive relief or other non-monetary remedy or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement.

“Material Adverse Effect”

means any fact, change, effect, event, circumstance, occurrence or development that, taken together with all other facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), or financial condition of Auryn, provided, however, that any fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Material Adverse Effect:

(a)   the announcement of the execution of the Arrangement Agreement or the transactions contemplated thereby;

(b)   changes, developments or conditions in or relating to general international or Canadian, political, economic or financial or capital market conditions;

(c)   any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(d)   changes or developments affecting the global mining industry in general;

(e)   changes or developments in or relating to currency exchange, interest rates or rates of inflation;

(f)   any natural disaster or any climatic or other natural events or conditions;

(g)   any changes in the price of gold;

(h)   any generally applicable changes or proposed changes in IFRS;

(i) a change in the market price or trading volume of Auryn or Eastmain Shares as a result of the announcement of the execution of the Arrangement Agreement or of the transactions contemplated thereby; or

(j) provided, however, that each of clauses (d) and (f) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein relate primarily to (or have the effect of relating primarily to) Auryn Eastmain or materially disproportionately adversely affect Auryn or Eastmain in comparison to other comparable persons who operate in the gold mining industry and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred.

“MD&A”	means management’s discussion and analysis of financial statements.

“Meeting”	means the annual general and special meeting of Auryn Shareholders, Auryn Warranholders and Auryn Optionholders, including any adjournment or postponement thereof, to be held for the purpose of, among other things, obtaining the Auryn Securityholder Approval scheduled for October 5, 2020 and described in the Circular.

“Mergers and Acqisitions Committee”	means the mergers and acquisitions committee of the Auryn Board of Directors.

“NI 43-101”	means National Instrument 43-101 “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administrators.

“NI 45-102”	means National Instrument 45-102 “Resale of Securities” of the Canadian Securities Administrators.

“NI 52-110”	means National Instrument 52-110 “Audit Committees” of the Canadian Securities Administrators.

“Non-Registered Holder”	means an Auryn Shareholder who is not a Registered Auryn Shareholder.

“Non-Resident Optionholders”	has the meaning ascribed to that term in this Circular under “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada”.

“Non-Resident Shareholders”	has the meaning attributed to that term in this Circular under “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada”.

“Notice of Dissent”	means a notice given in respect of the Dissent Rights as contemplated in the Auryn Plan of Arrangement and the Auryn Interim Order.

“Notice of Meeting”	means the notice to the Auryn Securityholders which accompanies this Circular.

NYSE American	means NYSE American LLC.

“Optionee”	has the meaning ascribed thereto in this Circular under “Reconfirmation of Auryn’s 10% Rolling Option Plan”

“Outside Date”	means November 30, 2020 or such later date as may be agreed to in writing by the Parties.

“Outstanding Auryn Voting Securities”	means the outstanding Auryn Shares and Auryn Options.

“paid-up capital”	has the meaning ascribed to such term for the purposes of the Tax Act and which in the case of Auryn, has been represented to exceed Cdn$100,000,000.

“Parties”	means Auryn, the SpinCos and Eastmain and “Party” means any one of them.

“Permits”	means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity.

“Person”	includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Peruvian Projects”	means the mineral projects owned by the Peruvian Subsidiaries.

Peruvian Subsidiaries	means Sombrero Minerales S.A.C., Corisur Peru S.A.C. and Magma Minerals S.A.C.

“Plan of Arrangement”	means a corporate law legal procedure by which corporations are merged and restructured under the direction of a Court process

“Proposed Agreement”

means an agreement proposed between Auryn or Eastmain (each in this definition a “Receiving Party”) and any third Person providing for or to facilitate an Acquisition Proposal in respect of the Receiving Party unless:

1.  the Receiving Party’s Directors determine that the Acquisition Proposal constitutes a Superior Proposal;

2.  the Receiving Party’s shareholders’ Meeting has not occurred;

3.  the Receiving Party has complied with its non-solicitation obligations;

4.  the Receiving Party has provided the other with a notice in writing that it has received a Superior Proposal together with all related documentation including a written estimate of the value in financial terms of any non-cash consideration offered under the Superior Proposal;

5.  five (5) Business Days shall have elapsed from the date the other Party received the notice and required documentation and, if it has proposed to amend the terms of the terms of the Reorganization Arrangement or Eastmain Acquisition, as the case may be, and the Receiving Party’s Board of Directors shall have determined, that the Acquisition Proposal it received is a Superior Proposal compared to the proposed amendment to the terms of the Eastmain Acquisition or Reorganization Arrangement from the other Party;

6.  the Receiving Party concurrently terminates the Arrangement Agreement; and

7.  the Receiving Party pays the Termination Fee;

and each Party further agrees that it will not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to the other Party its approval or recommendation of the Arrangements, nor accept, approve or recommend any Acquisition Proposal unless the above requirements have been satisfied.

“Record Date”	means August 24, 2020, the date on which voting entitlement will be determined for each of Auryn and Eastmain.

“Registered Auryn Shareholder”	means a registered holder of Auryn Shares.

“Registered Plan”	means a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered disability savings plan, a deferred profit sharing plan, a tax-free savings account or a registered education savings plan.

“Regulation S”	means Regulation S under the U.S. Securities Act.

“Reorganization Arrangement”	means the Plan of Arrangement being proposed by Auryn to its shareholders in the form attached to the Circular whereby Auryn Shares will be altered and consolidated and the SpinCos spun out to Auryn Shareholders. In the Arrangement Agreement and the Eastmain Circular it is referred to as the “Auryn Arrangement”. It is being made under the provisions of Section 288 of the BCBCA as it may be modified or supplemented by Auryn from time to time in accordance with Section 8.1 of the Reorganization Arrangement or at the direction of the BC Court in the Auryn Final Order, with the consent of Eastmain, each acting reasonably.

“Reorganization Arrangement Resolution”	means the special resolution of the Auryn Shareholders, Auryn Warrantholders and Auryn Optionholders, voting as a single class, approving the Reorganization Arrangement, to be considered at the Auryn Meeting, substantially in the form appended to the Circular.

“Regulatory Approvals”	means the required approvals for the Arrangements which are the TSX and NYSE American stock exchanges.

“Representatives”	with respect to a Party means any officers, directors, employees, representatives (including any financial, legal or other advisors) affiliates or agents of the Party or any of its subsidiaries.

“Resident Optionholders”	has the meaning ascribed thereto in this Circular under “Certain Canadian Federal Income Tax Considerations – Residents of Canada”.

“Resident Shareholders”	has the meaning ascribed thereto in this Circular under “Certain Canadian Federal Income Tax Considerations – Residents of Canada”.

“Rule 144”	means Rule 144 under the U.S. Securities Act.

“SEC”	means the United States Securities and Exchange Commission.

“Securities Act”	means, as applicable to a party hereto, either or both of the Securities Act (British Columbia) and the Securities Act (Ontario) and the rules, regulations and published policies made under those statutes.

“Securities Issuance Resolutions”	means the proposed resolutions in the Circular authorizing the allotment and issuance of Fury Gold securities needed to complete the Eastmain Acquisition and the Financing.

“Securities Laws”	means, means a broadly defined (in the Arrangement Agreement) group of applicable securities Laws and regulatory rules.

“SEDAR”	means the System for Electronic Document Analysis and Retrieval as outlined in NI 13-101, which can be accessed online at www.sedar.com.

“SpinCos”	mean 1258618 B.C. Ltd. (SpinCo Sombrero) and 1258620 B.C. Ltd (SpinCo Curibaya).

“SpinCo Capitalization Agreements”	means, collectively, the SpinCo Sombrero Capitalization Agreement and the SpinCo Curibaya Capitalization Agreement.

“SpinCo Curibaya”	means 1258620 B.C. Ltd.

“SpinCo Curibaya Capitalization Agreement”	means the conveyance agreement to be entered on or prior to the Effective Date between Auryn and SpinCo Curibaya, in a form satisfactory to Eastmain, acting reasonably, to effect the sale and transfer of SpinCo Curibaya Assets from Auryn to SpinCo Curibaya subject to the concurrent assumption by SpinCo Curibaya of the liabilities of Auryn, if any, related to the SpinCo Curibaya Assets.

“SpinCo Curibaya Assets”

means (i) all of the issued and outstanding shares of Corisur Peru S.A.C. and Magma Minerals S.A.C., (ii) all indebtedness owed to Auryn by those two Peruvian companies, as estimated and shown pro forma on Schedule C, and (iii) 0.325 of the Adjusted Closing Date Cash.

See also Appendix J-5.

“SpinCo Curibaya Liabilities”	means all of the liabilities of Auryn, contingent or otherwise, which pertain to, or arise in connection with the operation of, the SpinCo Curibaya Assets.

“SpinCo Curibaya Shares”	means the common shares of SpinCo Curibaya to be distributed as part of the Auryn Shareholder Exchange Consideration pursuant to the Reorganization Arrangement.

“SpinCo Liabilities”	means together the SpinCo Sombrero Liabilities and the SpinCo Curibaya Liabilities.

“SpinCo Properties”	means the Peruvian mineral properties owned by a Peruvian subsidiary

“SpinCo Shares”	has the meaning ascribed thereto in the recitals of this Agreement.

“SpinCo Sombrero”	means 1258618 B.C. Ltd.

“SpinCo Sombrero Assets”

means (i) all of the issued and outstanding shares of Sombrero Minerales S.A.C., (ii) all indebtedness owed to Auryn by that Peruvian company, as estimated and shown pro forma on Schedule C, (iii) an amount equal to 0.675 of the Adjusted Closing Date Cash, and (iv) the right to use the names “Auryn” and “Auryn Resources”.

See also Appendix J-6.

“SpinCo Sombrero Capitalization Agreement”	means the conveyance agreement to be entered on or prior to the Effective Date between Auryn and SpinCo Sombrero, in a form acceptable to Eastmain acting reasonably, to effect the sale and transfer of the SpinCo Sombrero Assets from Auryn to SpinCo Sombrero subject to the concurrent assumption by SpinCo Sombrero of the liabilities of Auryn, if any, related to the SpinCo Sombrero Assets.

“SpinCo Sombrero Liabilities”	means all of the liabilities of Auryn, contingent or otherwise, which pertain to, or arise in connection with the operation of, the SpinCo Sombrero Assets.

“SpinCo Sombrero Shares”	means the common shares of SpinCo Sombrero to be distributed as part of the Auryn Shareholder Exchange Consideration pursuant to the Reorganization Arrangement.

“SpinCo Valuation Report”	means the draft report received by Auryn prior to the date hereof from a recognized independent business valuator as described in the Auryn Disclosure Letter.

“Spinout Assets”	means the Peruvian Subsidiaries, Auryn’s Adjusted Closing Date Cash and any other Peruvian Property rights or assets that may be held by Auryn.

“Subscription Receipts”	means an interim security which is issued for cash with the proceeds placed into escrow pending the occurrence of some event or fulfilment of some condition at which time the subscription receipt is exchanged for the ultimate security which is being purchased. In the case of the Auryn Subscription Receipts, these securities will be exchanged for common shares (including flow through common shares) of Fury Gold on completion of the Reorganization Arrangement and Eastmain Acquisition.

“Subsidiary”	means generally a corporation which is controlled by another corporation because the latter owns greater than 50% of its voting securities.

“Superior Proposal”

means a bona fide Acquisition Proposal made to Eastmain or Auryn (herein the “Receiving Party”), as the case may be, made in writing on or after the date of the Arrangement Agreement by a third party or parties acting jointly (other than the other party to the Arrangement Agreement and its affiliates) that did not result from a breach of non-solicitation or other terms of the Arrangement Agreement by the Receiving Party, which or in respect of which:

(a)   the Board of Directors of the Receiving Party has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the shareholders of the Receiving Party from a financial point of view than the respective Arrangement (taking into account any proposed amendments to the Arrangements proposed by the other party in response), and

i.   is made available to all of the Receiving Party’s shareholders on the same terms and conditions;

ii.  is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

iii.   is not subject to any due diligence condition;

iv.   the Receiving Party’s Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and

v.  in the case of Eastmain, should Eastmain not have the financial resources to pay its Termination Fee, the terms of such Acquisition Proposal provide that the person making such Superior Proposal shall advance or otherwise provide Eastmain the cash required for Eastmain to pay its Termination Fee and such amount shall be advanced or provided on or before the date such Termination Fee becomes payable.

“Support Agreements”	means the voting and support agreements and made between Eastmain and the officers and directors of Auryn, and between Auryn and the directors and officer of Eastmain, which agreements provide that such shareholders shall, among other things, vote all their Auryn Shares or Eastmain Shares as the case may be, of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangements and not dispose of their Shares except as permitted.

“Tax Act”	means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Tax Arbitrator”	means a neutral nationally recognized accountant that is mutually reasonably satisfactory to the parties.

“Tax Regulations”	has the meaning ascribed to that term in this Circular under “Certain Canadian Federal Income Tax Considerations – Residents of Canada”.

“Taxes”	means a broadly defined group of taxes and duties more specifically defined in the Arrangement Agreement.

“Transaction”	means a reference to the Reorganization Arrangement, Eastmain Acquisition and Financing together,

“TSX”	means the Toronto Stock Exchange.

“TSXV”	means TSX Venture Exchange

“U.S. Exchange Act”	means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

“U.S. Holder”	has the meaning ascribed to that term in this Circular under “Certain United States Federal Income Tax Considerations”.

“U.S. Person”	means a “U.S. person”, as such term is defined in Regulation S under the United States Securities Act.

“U.S. Securities Act”	means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

“U.S. Securities Laws”	means all applicable securities laws in the United States, including without limitation, the U.S. Securities Act and the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws.

“U.S. Tax Laws”	means the provisions of the Code, currently applicable U.S. Treasury Regulations promulgated thereunder, administrative pronouncements, judicial decisions and the U.S. Treaty.

“U.S. Treaty”	means the Canada-United States Income Tax Convention (1980), as amended.

“Underwriters”	has the meaning ascribed to that term in the Circular in respect of the Financing.

“United States” or “U.S.”	means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

“VWAP”	means the volume weighted average price (of shares on a specified stock exchange).

Appendix “B”

FULL TEXTS OF RESOLUTIONS SOUGHT FOR THE REORGANIZATION ARRANGEMENT, EASTMAIN ACQUISITION AND FINANCING

A.	Approval of Reorganization Arrangement

Resolved, as a special resolution, that:

1.

The Arrangement under Section 288 et. seq of the BCBCA involving Auryn as more particularly described and set forth in the management information circular (the “Circular”) of Auryn accompanying the notice of this annual and special shareholders meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.

The Plan of Arrangement involving Auryn, the full text of which is set out as Appendix C to the Circular, as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.

The Arrangement Agreement made as of July 29, 2020 between Eastmain Resources Inc. (“Eastmain”), Auryn, 1258618 B.C. Ltd. and 1258620 B.C. Ltd., the actions of the directors of Auryn in approving the Arrangement Agreement and the actions of the directors and officers of Auryn in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.

Notwithstanding that the foregoing resolutions have been passed or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Auryn are hereby authorized and empowered without further notice to or approval of the securityholders of Auryn (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and (iii) to delay or abandon implementation of the foregoing if in their opinion it is in Auryn’s best interests to do so.

B.	Approval of Eastmain Acquisition

Resolved as an ordinary resolution, that Auryn is hereby authorized to issue such number of common shares in the capital of Auryn as is necessary to allow Auryn to acquire 100% ownership of Eastmain pursuant to the Eastmain Arrangement, as more particularly described in the Circular, including, but not limited to, the issuance of Fury Gold Shares upon the exercise of Fury Gold Options, Fury Gold Replacement Options and Eastmain Warrants and for any other matters contemplated by or related to the Arrangement (as the Arrangement may be, or may have been, modified or amended in accordance with its terms) as follows:

1.

34,100,000 million Fury Gold Shares to Eastmain Shareholders (based on the number of Eastmain Shares outstanding as of the date of the Arrangement Agreement) (the equivalent of 48,6217,502 pre-consolidation Auryn Shares);

2.

1,694,136 Fury Gold Shares (the equivalent of 2,415,531 pre-consolidation Auryn Shares) potentially issuable upon the exercise of Replacement Options to be issued to Eastmain Optionholders in exchange for their Eastmain Options; and

3.	1,474,263 Fury Gold Shares (the equivalent of 2,101,061 pre-consolidation Auryn Shares) potentially issuable upon the exercise of the Eastmain Warrants.

4.

Any one director or officer of Auryn be and is hereby authorized and directed for and on behalf of Auryn to execute, under the corporate seal of Auryn or otherwise, and to deliver to the Director under the BCBCA for

B-1

filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement and acquisition of Eastmain in accordance with the Arrangement Agreement.

C.	Approval of Financing Resolution

Resolved as an ordinary resolution of disinterested Auryn Shareholders, that:

1.

Auryn is hereby authorized to issue 7.5 million to 7.75 million Post-Arrangement Fury Gold common shares (including flow-through shares) on conversion of previously issued Auryn Subscription Receipts for proceeds of $22.5 million to $23 million as more particularly described in the Circular, is hereby authorized and approved.

2.

Any one director or officer of Auryn be and is hereby authorized and directed for and on behalf of Auryn to execute, under the corporate seal of Auryn or otherwise, and such other documents as are necessary or desirable to give effect to the foregoing resolution.

B-2

Appendix “C”

TEXT OF REORGANIZATION ARRANGEMENT

AURYN PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9

OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 2

INTERPRETATION

2.1	Definitions.

In this plan of arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)

“Adjusted Closing Date Cash” means the amount of Auryn’s consolidated cash on-hand immediately prior to closing after payment of all costs of the Auryn Arrangement (excluding any unpaid costs accrued as part of Auryn’s adjusted working capital on the Closing Date), plus the sum of (i) the costs incurred by Auryn in connection with the Auryn Arrangement from June 24, 2020 to the Closing Date (to a maximum of $1.4 million), (ii) direct and reasonably allocated indirect paid costs of the Auryn Canadian Projects from June 24, 2020 to the Closing Date, and (iii) an amount equal to Auryn’s adjusted working capital on the Closing Date, being Auryn’s consolidated current assets, except cash, less all Auryn consolidated liabilities, except reclamation costs related to the Auryn Canadian Projects, which working capital, if negative, will reduce the adjusted closing date cash and, if positive, will increase the adjusted closing date cash (and for avoidance of doubt, such working capital excludes intercompany debt, and the proceeds of the New Auryn Financing as part of cash-on hand, but a portion of such financing proceeds will be used to make up any shortfall that results from the calculation in (i), (ii) or (iii) above for purposes of the transfer to the SpinCos on the Effective Date of the Adjusted Closing Date Cash);

(b)

“Arrangement” means an arrangement under Division 5, Part 9, section 288 et. seq. of the BCBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or variation thereto made in accordance with the terms of the Arrangement Agreement, the Plan of Arrangement, or at the direction of the Court in the Final Order and Arrangement Provisions are those made thereunder;

(c)

“Arrangement Agreement” means the arrangement agreement dated as of July 29, 2020 between Auryn, Eastmain Resources Inc. 1258618 B.C. Ltd. and 1258620 B.C. Ltd. pursuant to which this Plan of Arrangement is attached as Appendix “K”, as such agreement may be supplemented or amended from time to time in accordance with its terms;

(d)

“Arrangement and Securities Issuance Resolutions” means the special resolution of Auryn Securityholders approving the Arrangement, the ordinary resolution approving the issuance of New Auryn Shares to Eastmain Shareholders, and, if required by the TSX, the approval by disinterested Auryn Shareholders of the offer price of the subscription receipts under the New Auryn Financing, to be considered at the Auryn Meeting;

(e)	“Auryn” means Auryn Resources Inc., a corporation incorporated under the BCBCA;

(f)	“Auryn Canadian Projects” means the mineral projects known as Homestake Ridge, Committee Bay and Gibson MacQuoid;

(g)

“Auryn Meeting” means the annual meeting of the Auryn Shareholders and the special meeting of the Auryn Securityholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(h)	“Auryn Option” means an option to purchase Auryn Shares;

(i)	“Auryn Optionholders” means holders of Auryn Options;

(j)	“Auryn Securityholders” means Auryn Shareholders, Auryn Warrantholders and Auryn Optionholders;

(k)	“Auryn Shareholders” means holders of Auryn Shares;

(l)	“Auryn Shares” means the voting common shares without par value which Auryn is authorized to issue as the same are constituted immediately prior to the Effective Time;

(m)

“Auryn Share Consolidation” means the share consolidation step of the Arrangement whereby each Auryn Share will be consolidated on the basis of the Consolidation Ratio into a New Auryn Share which is a fraction of an Auryn Share;

(n)	“Auryn Transfer Agent” means Computershare Trust Company of Canada and its principal office in Vancouver, British Columbia;

(o)	“Auryn Warrantholder” means a holder of one or more Auryn Warrants;

(p)	“Auryn Warrants” means the common share purchase warrants of Auryn described in the Auryn Disclosure Letter

(q)	“BCBCA” means the Business Corporations Act (British Columbia) S.B.C. 2002, c. 57, as amended;

(r)	“Board of Directors” means the current and existing Board of Directors of Auryn;

(s)

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia or in Toronto, Ontario are authorized or required by applicable Law to be closed;

(t)	“Class A Shares” means the renamed and redesignated Auryn Shares as described in Section 4.1(c) of this Plan of Arrangement;

(u)

“Consolidation Ratio” means the quotient that results from division of 75,900,000 by the number of outstanding Auryn Shares immediately prior to the Effective Time and represents the fraction that each New Auryn Share will represent of each Auryn Share upon exchange of New Auryn Shares for Auryn Shares when the Arrangement completes;

(v)	“Court” means the Supreme Court of British Columbia;

(w)

“Depositary” means Computershare Trust Company of Canada or any other any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Eastmain Shares for New Auryn Shares and for distribution of the SpinCo Shares in connection with the Arrangement and such related matters as are contemplated by the Arrangements;

(x)	“Dissent Rights” means the rights of dissent in respect to the Arrangement under the BCBCA as described in Article 5;

(y)

“Dissenting Shareholder” means an Auryn Shareholder who duly exercises its Dissent Rights pursuant to Article 5 of this Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights prior to the Effective Time;

(z)	“Dissenting Shares” means the Auryn Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent;

(aa)	“Eastmain” means Eastmain Resources Inc., a corporation subsisting under the laws of Ontario;

(bb)

“Eastmain Arrangement” means the arrangement by Eastmain under the provisions of Section 182 of the Business Corporations Act (Ontario) pursuant to which New Auryn will acquire all of the outstanding Eastmain Shares and Eastmain Options in exchange for New Auryn Shares and New Auryn Replacement Options;

(cc)	“Eastmain RSUs” means restricted share units issued under the Eastmain RSU Plan;

(dd)	“Eastmain RSU Plan” means the restricted share unit plan of Eastmain last approved by Eastmain Shareholders on April 23, 2020;

(ee)	“Eastmain Securities” means the outstanding common shares, common share purchase warrants and stock options of Eastmain;

(ff)

“Eastmain Shares” means the common shares in the capital of Eastmain (and which, for greater certainty, as the context requires, includes the Eastmain Shares that are issued upon the redemption of Eastmain RSUs on a 1:1 basis before the Effective Time of the Eastmain Arrangement);

(gg)	“Effective Date” means the date upon which the Arrangement becomes effective, being the date the Final Order is implemented;

(hh)	“Effective Time” means the time on the Effective Date as may be agreed by Auryn and Eastmain pursuant to the Arrangement Agreement;

(ii)

“Exchange Ratio” means the quotient rounded to five significant digits that is obtained by dividing 34,100,000 by the number of outstanding Eastmain Shares immediately prior to the Effective Time which quotient will be applied to each Eastmain Share, Eastmain Option and Eastmain Warrant in calculating the fraction of a New Auryn Share which is issuable for transfer of each Eastmain Share to Auryn, for issuance of each New Auryn Replacement Option in exchange for Eastmain Options, and for determining the adjustment of exercise price of, and number of New Auryn Shares that will be issued upon exercise of, the Eastmain Warrants after the Eastmain Arrangement;

(jj)	“Fair Market Value” with reference to:

(i)	an Auryn Share, means the amount that is the volume-weighted average price of the Auryn Shares on the TSX over the five (5) trading days ending immediately before the Effective Date; and

(ii)	the SpinCo Curibaya Shares and the SpinCo Sombrero Shares shall together be deemed to be equal to the amount allocated to the SpinCo Shares in the SpinCo Valuation Report;

(kk)	“Final Order” means the final order of the Court approving the Arrangement;

(ll)	“Former Auryn Optionholders” means holders of Auryn Options immediately prior to the Effective Time;

(mm)	“Former Auryn Securityholders” means Former Auryn Shareholders, Former Auryn Optionholders and Former Auryn Warrantholders;

(nn)	“Former Auryn Shareholders” means the holders of Auryn Shares immediately prior to the Effective Time;

(oo)	“Former Auryn Warrantholders” means the holders of Auryn Warrants immediately prior to the Effective Time;

(pp)

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX and NYSE American; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(qq)

“In-The-Money Amount” in respect of a stock option means the amount, if any, by which the aggregate Fair Market Value at that time of the securities subject to the option exceeds the aggregate exercise price of the option;

(rr)

“Interim Order” means the interim order of the Court relating to the Arrangement and providing for, among other things, the calling and holding of the Auryn Meeting, as the same may be amended, supplemented or varied by the Court;

(ss)

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self- regulatory authority (including the TSX and NYSE American), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

(tt)	“New Auryn Financing” means the proposed private placement offering of subscription receipts of Auryn, each of which will convert into one New Auryn Share;

(uu)	“New Auryn Financing Shares” means the New Auryn Shares to be issued upon conversion of the subscription receipts issued in connection with the New Auryn Financing;

(vv)

“New Auryn Option” means for each Auryn Option outstanding immediately prior to the Effective Date, a replacement option which immediately after completion of the Auryn Arrangement, will be subject to adjustment for number and exercise price using the Consolidation Ratio, and subsequent to the Effective Date shall be subject to a further price adjustment, downward if at all, pursuant to TSX rules for listed issuers which have spun out assets, with the option remaining term-to-expiry, vesting conditions and manner of exercised unchanged, and provided further that such exercise prices will be determined so that the in-the-money amount of the New Auryn Options held by an option holder is not, immediately after the Effective Time, greater than the in-the money amount of the Auryn Options held by such holder immediately before the Effective Time;

(ww)

“New Auryn Replacement Option” means an option to acquire one New Auryn Share as described in the Eastmain Arrangement and for which each Eastmain Option is to be exchanged under the Eastmain Arrangement and which, immediately after completion of the Eastmain Arrangement, will, subject to adjustment for number and exercise price using the Exchange Ratio, be identical in every relevant respect to the Eastmain Options;

(xx)

“New Auryn Shares” means a new class of voting common shares without par value in the authorized capital of Auryn which will be created and issued as described in section 4.1(c) of this Plan of Arrangement in exchange for the Class A Shares;

(yy)

“New Auryn Warrant” means for each Auryn Warrant, a replacement warrant which will be exercisable at the exercise price of the Auryn Warrant it replaces divided by the Consolidation Ratio, permitting the holder to acquire the aggregate of: (i) one New Auryn Share times the Consolidation Ratio, (ii) one SpinCo Sombrero Share, and (iii) one SpinCo Curibaya Share;

(zz)	“Notice of Dissent” means a notice given in respect of the Dissent Rights as contemplated in the Interim Order and as described in Article 4;

(aaa)	“NYSE American” means NYSE American LLC;

(bbb)	“Parties” means Auryn and each SpinCo, and “Party” means one of them;

(ccc)

“Person” or “person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative, government (including any Governmental Entity, as such term is defined in the Arrangement Agreement) or any other entity, whether or not having legal status;

(ddd)	“Plan of Arrangement” means this plan of arrangement between Auryn and the Auryn Securityholders, as the same may be amended from time to time;

(eee)	“Spinco Assets” means together SpincCo Sombrero Assets and Spinco Curibaya Assets;

(fff)	“SpinCo Capitalization Agreements” means together the SpinCo Sombrero Capitalization Agreement and SpinCo Curibaya Capitalization Agreement;

(ggg)	“SpinCo Curibaya” means 1258620 B.C. Ltd;

(hhh)

“SpinCo Curibaya Assets” means (i) all of the issued and outstanding shares of Corisur Peru S.A.C. and Magma Minerals S.A.C. (ii) all indebtedness owed to Auryn by those two Peru companies and (iii) the amount equal to 0.325 of Adjusted Closing Date Cash;

(iii)

“SpinCo Curibaya Capitalization Agreement” means the conveyance agreement to be entered on or prior to the Effective Date between Auryn and SpinCo Curibaya, in a form satisfactory to Eastmain, acting reasonably, to effect the sale and transfer of SpinCo Curibaya Assets from Auryn to SpinCo Curibaya subject to the concurrent assumption by SpinCo Curibaya of the liabilities of Auryn, if any, related to the SpinCo Curibaya Assets;

(jjj)	“SpinCo Curibaya Liabilities” means all of the liabilities of Auryn, contingent or otherwise, which pertain to, or arise in connection with the operation of, the SpinCo Curibaya Assets;

(kkk)	“SpinCo Curibaya Shares” means the common shares of SpinCo Curibaya to be distributed as part of the Auryn Shareholder Exchange Consideration pursuant to the Arrangement;

(lll)	“SpinCo Liabilities” means together the SpinCo Sombrero Liabilities and the SpinCo Curibaya Liabilities;

(mmm)	“SpinCo Sombrero” means 1258618 B.C. Ltd;

(nnn)

“SpinCo Sombrero Assets” means (i) all of the issued and outstanding shares of Sombrero Minerales S.A.C., (ii) all indebtedness owed to Auryn by that Peruvian company, as estimated and shown pro forma on Appendix “J” and Appendix “C” of the Arrangement Agreement, (iii) an amount equal to 0.675 of the Adjusted Closing Date Cash, and (iv) the right to use the names “Auryn” and “Auryn Resources”;

(ooo)

“SpinCo Sombrero Capitalization Agreement” means the conveyance agreement to be entered on or prior to the Effective Date between Auryn and SpinCo Sombrero, in a form acceptable to Eastmain acting reasonably, to effect the sale and transfer of the SpinCo Sombrero Assets from Auryn to SpinCo Sombrero subject to the concurrent assumption by SpinCo Sombrero of the liabilities of Auryn, if any, related to the SpinCo Sombrero Assets;

(ppp)	“SpinCo Sombrero Liabilities” means all of the liabilities of Auryn, contingent or otherwise, which pertain to, or arise in connection with the operation of, the SpinCo Sombrero Assets;

(qqq)	“SpinCo Sombrero Shares” means the common shares of SpinCo Sombrero to be distributed as part of the Auryn Shareholder Exchange Consideration pursuant to the Arrangement;

(rrr)	“SpinCo Shares” means together the SpinCo Sombrero Shares and the SpinCo Curibaya Shares;

(sss)	“SpinCos” means together SpinCo Sombrero and SpinCo Curibaya;

(ttt)	“SpinCo Valuation Report” means the valuation report referred to in the Arrangement Agreement;

(uuu)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, and the regulations promulgated thereunder, as amended;

(vvv)

“Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti- dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee liability in respect of any of the foregoing; and

(www)	“TSX” means the Toronto Stock Exchange.

2.2	Sections and Headings.

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

2.3	Number, Gender and Persons.

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires, words importing the singular number shall include the plural and vice versa, and words importing gender shall include all genders.

2.4	Meaning.

Words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA, unless the context otherwise requires.

2.5	Statutory References.

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

2.6	Currency.

Unless otherwise stated all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

2.7	Business Day.

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

2.8	Governing Law.

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

2.9	Binding Effect.

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) Auryn; (ii) SpinCo Sombrero; (iii) SpinCo Curibaya; (iv) all registered and beneficial Auryn Shareholders; (v) all other registered Auryn Securityholders; and (vi) the Dissenting Shareholders.

ARTICLE 3

ARRANGEMENT AGREEMENT

3.1	Arrangement Agreement.

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

ARTICLE 4

THE ARRANGEMENT

4.1	The Arrangement.

On the Effective Date, commencing at the Effective Time, the following shall occur and be deemed to occur in law in the following chronological order, and notwithstanding the sequence of the actual physical implementation thereof, but subject to the provisions of Article 4:

(a)	Auryn Dissenting Shareholders

At the Effective Time, each Auryn Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Auryn and Auryn shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Section 5.1 hereof, and the name of each such holder shall be removed from the securities register as a holder of Auryn Shares and such Auryn Shares so transferred to Auryn shall thereupon be cancelled.

(b)	Capitalization of the SpinCos

The SpinCo Capitalization Agreements shall be implemented and Auryn will be deemed to have transferred the SpinCo Sombrero Assets to SpinCo Sombrero and SpinCo Sombrero will assume the SpinCo Sombrero Liabilities in consideration for a number of SpinCo Sombrero Shares equal in number to the number of issued Auryn Shares minus one, and Auryn will be deemed to have transferred the SpinCo Curibaya Assets to SpinCo Curibaya and SpinCo Curibaya will assume the SpinCo Curibaya Liabilities, in consideration of SpinCo Curibaya Shares equal in number to the number of issued Auryn Shares minus one.

(c)	Reorganization and Alteration of Auryn Common Share Capital, Distribution of SpinCos

The authorized share capital of Auryn shall be deemed to have been reorganized and its articles amended by:

(i)	multiplying the issued Auryn Shares by the Consolidation Ratio;

(ii)	renaming and redesignating all of the issued and unissued Auryn Shares as Class A Shares;

(iii)	providing that the rights, privileges, restrictions and conditions attached to the Class A Shares are as follows:

(A)

to two votes at all meetings of Auryn Shareholders except meetings at which only holders of a specified class of shares are entitled to vote and shall be entitled to one vote for each common share held;

(B)	to receive, subject to the rights of the holders of another class of shares, any dividend declared by Auryn; and

(C)

to receive, pari passu with the New Auryn Shares, and subject to the rights of the holders of another class of shares, the remaining property of Auryn on the liquidation, dissolution or winding up of Auryn, whether voluntary or involuntary;

(iv)	creating a new class consisting of an unlimited number of common shares without par value referred to herein as New Auryn Shares;

(v)	providing that the rights, privileges, restrictions and conditions attached to the New Auryn Shares are as follows:

(A)	to vote at all meetings of Auryn Shareholders except meetings at which only holders of a specified class of shares are entitled to vote and shall be entitled to one vote for each New Auryn Share held;

(B)	to receive, subject to the rights of the holders of any other class of shares having a priority, any dividend declared by Auryn; and

(C)

to receive, pari passu with the Class A Shares, and subject to the rights of the holders of another class of shares having priority, the remaining property of Auryn on the liquidation, dissolution or winding up of Auryn, whether voluntary or involuntary;

(vi)

immediately before the exchange in paragraph (vii) below occurs, each Auryn Option held by an Auryn Optionholder that was outstanding at the Effective Time will be deemed to be exchanged for a New Auryn Option upon the terms and conditions set out in paragraph 4.1(d) below;

(vii)	Auryn shall be deemed to have reorganized its capital within the meaning of Section 86 of the Tax Act as follows and in the following order:

(A)

each Auryn Shareholder (other than a Dissenting Shareholder) will exchange each Class A Share held at the Effective Time for (A) one Auryn Share times the Consolidation Ratio (a New Auryn Share), (B) (1.0÷Consolidation Ratio) SpinCo Sombrero Shares and (C) (1.0÷Consolidation Ratio) SpinCo Curibaya Shares and such Auryn Shareholders shall thereupon cease to be the holders of the Class A Shares so exchanged;

(B)

the authorized capital of Auryn is amended to delete the Class A Shares, none of which are issued and outstanding, and to delete the rights, privileges, restrictions and conditions attached to the Class A Shares; and

(C)

the aggregate amount added to the stated capital of the New Auryn Shares issued pursuant to paragraph 4.1 (c)(iv) above shall be equal to the amount if any, by which (A) the aggregate paid-up capital (as that term is defined for the purposes of the Tax Act) of the Auryn Shares (other than Auryn Shares held by the Dissenting Shareholders) immediately prior to the Effective Time, exceeds (B) the Fair Market Value of the SpinCo Shares distributed to the Auryn Shareholders.

Fractional shares will be aggregated for each Auryn Shareholder (or by account) and no individual fractional shares will be issued. SpinCo Shares shall be distributed to the nearest whole number and Auryn Shareholders will not receive any compensation in lieu of any single fractional share per Auryn Shareholder (or per account). The name of each Auryn Shareholder who is so deemed to exchange his, her or its Class A Shares, shall be removed from the securities register of Class A Shares with respect to the Class A Shares so exchanged and shall be added to the securities registers of New Auryn Shares and SpinCo Shares as the holder of the number of New Auryn Shares and SpinCo Shares deemed to have been received on the exchange.

(d)	Auryn Optionholders

As provided in paragraph (c)(vi) above, each Auryn Option held by an Auryn Optionholder that was outstanding at the Effective Time will be deemed to be exchanged for a New Auryn Option immediately before the exchange in paragraph 4.1(c)(vii) above occurs. Immediately before the completion of the reorganization provided for in paragraph 4.1(c)(vii) above, each Auryn Option held by an Auryn Optionholder that was outstanding at the Effective Time will be deemed to be exchanged for a New Auryn Option. Except as otherwise provided in this Section 4.1, the term to expiry, conditions to and manner of exercising, and all other terms and conditions of a New Auryn Option will be the same as the Auryn Option for which it is exchanged, and any document or agreement previously evidencing an Auryn Option shall thereafter evidence and be deemed to evidence such New Auryn Option. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Auryn Options. Accordingly, and notwithstanding the foregoing, if required, one or more of exercise prices of the components of the New Auryn Option will be increased such that the aggregate In-The-Money Amount of the New Auryn Option immediately after the Effective Time does not exceed the In-The-Money Amount of the Auryn Option immediately before the Effective Time.

(e)	Auryn Warrantholders

The Auryn Warrant held by the Auryn Warrantholder that was outstanding at the Effective Time will be deemed to be exchanged for the New Auryn Warrant.

(f)	Distribution of SpinCo Shares

After the foregoing events, Auryn will be deemed to have distributed the SpinCo Shares to the Auryn Shareholders as a return of share capital pursuant to a reorganization of the Company’s business and a distribution of proceeds from a disposition of the Company’s property outside the ordinary course of the Company’s business. Auryn will surrender the SpinCo Shares issued to Auryn on incorporation to SpinCos for cancellation.

4.2	No Fractional Securities.

Notwithstanding any other provision of this Arrangement, no individual fractional New Auryn Shares, New Auryn Options, New Auryn Warrants, New Auryn Replacement Options, or SpinCo Shares shall be issued or transferred to any Auryn Shareholder or former Eastmain Securityholder, all fractional shares or other securities shall be aggregated by shareholder (or by account) and rounder to the nearest whole security and any fractional securities shall be eliminated without any compensation paid for them.

4.3	Effective Time.

Auryn Securityholder shall mean a person who is an Auryn Securityholder as of the Effective Time, subject to the provisions of the Arrangement.

4.4	Deemed Fully Paid and Non-Assessable Shares.

All New Auryn Shares and SpinCo Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes.

4.5	Arrangement Effectiveness.

The Arrangement shall become final and conclusively binding on the Auryn Shareholders, Auryn Optionholders and each of Auryn and SpinCos on the Effective Time on the Effective Date.

4.6	Supplementary Actions.

Notwithstanding that the transactions and events set out in Section 4.1 shall occur and shall be deemed to occur in the chronological order therein set out without any act or formality, each of Auryn and SpinCos shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in Section 4.1 including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, and any necessary additions to or deletions from share registers.

4.7	Withholding Rights.

Auryn and SpinCos shall be entitled to deduct or withhold from the consideration or other amount payable to any Auryn Securityholder, including Dissenting Shareholders pursuant to Article 4, and from all dividends, other distributions or other amount otherwise payable to any Auryn Securityholder, such Taxes or other amounts as Auryn or SpinCos is required, entitled or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, (“Code”) or any other provisions of any applicable Laws. For greater certainty, to the extent that the exchange in Section 4.1(c)(vii)(A) hereof gives rise to a deemed dividend under the Tax Act, Auryn shall be entitled to retain and sell that number of SpinCos Shares as required to satisfy any withholding requirement under the Tax Act or any other applicable Laws. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority and the number of SpinCos shares retained and sold by Auryn shall be deemed to have been issued to the Auryn Securityholder.

ARTICLE 5

RIGHTS OF DISSENT

5.1	Dissent Right.

Notwithstanding Section 4.1 hereof, holders of Auryn Shares may exercise rights of dissent in connection with the Arrangement pursuant to the Interim Order and the Final Order and in the manner set forth in Section 291 of the BCBCA, provided that the written notice setting forth the objection of such registered Auryn Shareholders to the Arrangement and exercise of Dissent Rights must be received by Auryn not later than 5:00 p.m. (Vancouver Time) on the Business Day that is two (2) Business Days before the Auryn Meeting or any date to which the Auryn Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Auryn Shares, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined immediately prior to the approval of the Arrangement and Securities Issuance Resolutions, shall be deemed to have transferred their Auryn Shares to Auryn as of the Effective Time in consideration for a debt claim against Auryn to be paid the fair value of such Auryn Shares and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Auryn Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Auryn Shares, and shall be entitled to receive only the securities contemplated in Section 4.1(c)(vii)(A) hereof (less any amounts withheld pursuant to Section 4.7 hereof) that such Auryn Shareholder would have received pursuant to the Arrangement if such Auryn Shareholder had not exercised Dissent Rights.

5.2	Recognition of Dissenting Shareholders.

In no circumstances shall Auryn, SpinCo Sombrero, SpinCo Curibaya or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those Auryn Shares in respect of which such rights are sought to be exercised. From and after the Effective Date, neither Auryn, SpinCo Sombrero, SpinCo Curibaya nor any other Person shall be required to recognize a Dissenting Shareholder as a shareholder of Auryn, SpinCo Sombrero or SpinCo Curibaya and the names of the Dissenting Shareholders shall be deleted from the register of holders of New Auryn Shares or SpinCo Shares previously maintained or caused to be maintained by Auryn, SpinCo Sombrero or SpinCo Curibaya.

5.3	Reservation of SpinCo Shares.

If an Auryn Shareholder exercises the Dissent Rights, Auryn shall on the Effective Date set aside and not transfer that portion of the SpinCo Shares which is attributable to the Auryn Shares for which Dissent Rights have been exercised. If the dissenting Auryn Shareholder is ultimately not entitled to be paid for their Dissenting Shares, Auryn shall distribute to such Auryn Shareholder his or her pro rata portion of the SpinCo Shares. If an Auryn Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, then Auryn shall retain the portion of the SpinCo Shares attributable to such Auryn Shareholder and such shares will be dealt with as determined by the Board of Directors of Auryn in its discretion.

ARTICLE 6

CERTIFICATES

6.1	One Class A Shares Certificate.

Recognizing that the Auryn Shares shall be renamed and redesignated as Class A Shares and then be immediately exchanged for New Auryn Shares pursuant to Section 4.1(c), Auryn shall issue a single Class A Share certificate representing all issued Class A Shares and shall in turn cancel such certificate against issuance and delivery to the Depositary of the New Auryn Share certificates (or dematerialized New Auryn Shares) for the benefit of New Auryn Shareholders.

6.2	SpinCo Shares.

Recognizing that the SpinCo Shares issued to Auryn under Section 4.1(b) shall be distributed by Auryn to the Auryn Shareholders pursuant to the provisions of Section 4.1(c), each of SpinCo Sombrero and SpinCo Curibaya shall issue one share certificate each representing all of their respective SpinCo Shares registered in the name of Auryn, which share certificate shall be held by Auryn until such shares are distributed by Auryn to the Auryn Shareholders and such certificate shall then be cancelled.

6.3	SpinCo Certificates.

As soon as practicable following the Effective Date, each SpinCo shall cause to be issued to the Depositary for the benefit of all Auryn Shareholders immediately prior to the Effective Time, share certificates (physical or dematerialized form) representing the distributed SpinCo Shares and shall direct the Depositary to cause such SpinCo Shares to be delivered, mailed or deposited in intermediary accounts for the benefit of Auryn Shareholders.

6.4	New Share Certificates.

From and after the Effective Date, share certificates representing Auryn Shares not deemed to have been cancelled pursuant to Article 4 shall for all purposes be deemed to be share certificates representing New Auryn Shares, and no new share certificates shall be issued with respect to the New Auryn Shares issued in connection with the Arrangement.

ARTICLE 7

DELIVERY OF SHARES

7.1	Delivery of New Auryn Shares and SpinCo Shares.

(a)	Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Auryn Shares, together with such other documents and instruments as would have been required to effect the transfer of the Auryn Shares formerly represented by such certificate under the BCBCA and the articles of Auryn and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the New Auryn Shares and a certificate representing each of the SpinCo Shares that such holder is entitled to receive in accordance with Section 4.1(c) hereof.

(b)

From and after the time of completion of the Arrangement, the number of New Auryn Shares that each Auryn Shareholder will be entitled to receive in exchange for certificates formerly representing Auryn Shares will be adjusted to reflect the Auryn Share Consolidation.

(c)

After the Effective Time and until surrendered for cancellation each certificate that immediately prior to the Effective Time represented one or more Auryn Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the New Auryn Shares and a certificate representing each the SpinCo Shares that the holder of such certificate is entitled to receive in accordance with Section 4.1(c) hereof.

7.2	Lost Certificates.

If any certificate that immediately prior to the Effective Time represented one or more outstanding Auryn Shares that were exchanged for New Auryn Shares and SpinCo Shares in accordance with Section 4.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver, in exchange for such lost, stolen or destroyed certificate, a certificate representing the New Auryn Shares and a certificate representing the SpinCo Shares that such holder is entitled to receive in accordance with Section 4.1 hereof. When authorizing such delivery in exchange for such lost, stolen or destroyed certificate, the holder to whom such delivery is to be made shall, as a condition precedent to such delivery, give a bond satisfactory to Auryn, SpinCo Sombrero, SpinCo Curibaya and the Depositary in such amount as Auryn, SpinCo Sombrero, SpinCo Curibaya and the Depositary may direct, or otherwise indemnify Auryn, SpinCo and the Depositary in a manner satisfactory to Auryn, SpinCo Sombrero, SpinCo Curibaya and the Depositary, against any claim that may be made against Auryn, SpinCo Sombrero, SpinCo Curibaya or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed, and shall otherwise take such actions as may be required by the articles of Auryn.

7.3	Distributions with Respect to Unsurrendered Certificates.

No dividend or other distribution declared or made after the Effective Time with respect to New Auryn Shares or SpinCo Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Auryn Shares, unless and until the holder of such certificate shall have complied with the provisions of Section 7.1 or Section 7.2 hereof. Subject to applicable Law and to Section 7.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the New Auryn Shares and a certificate representing the SpinCo Shares to which such holder is entitled in accordance with Section 4.1 hereof, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such New Auryn Shares or SpinCo Shares.

7.4	Limitation and Proscription.

To the extent that a Former Auryn Shareholder shall not have complied with the provisions of Section 7.1 or Section 7.2 hereof on or before the date that is six years after the Effective Date, then the New Auryn Shares and SpinCo Shares that such Former Auryn Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and:

(a)	the Depositary shall deliver the certificates representing such New Auryn Shares to which such Former Auryn Shareholder was entitled, to Auryn and Auryn shall cancel such share certificates, and the interest of the Former Auryn Shareholder in such New Auryn Shares to which it was entitled shall be terminated; and

(b)

the Depositary shall deliver the certificates representing such SpinCo Shares to which such Former Auryn Shareholder was entitled to and SpinCos shall cancel such share certificates, and the interest of the Former Auryn Shareholder in such SpinCo Shares to which it was entitled shall be terminated, as of such final proscription date.

ARTICLE 8

AMENDMENT AND FURTHER ASSURANCES

8.1	Amendments to Plan of Arrangement.

(a)

The Arrangement Agreement and the Plan of Arrangement may be amended at any time and from time to time before or after the holding of the Auryn Meeting but not later than the Effective Time; provided that any such amendment (i) is in writing and is agreed to in writing by the Parties; (ii) if required, is filed with the Court; and (iii) if made following the Auryn Meeting, is approved by the Court and, if and as required by the Court, is communicated to Former Auryn Securityholders and/or consented to by Former Auryn Securityholders.

(b)	Any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(i)	change the time for performance of any of the obligations or acts of the Parties;

(ii)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant to the Arrangement Agreement;

(iii)	waive compliance with or modify any of the covenants contained in the Arrangement Agreement or waive or modify performance of any of the obligations of the Parties; and/or

(iv)	waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement.

(c)

Any amendment made before the Auryn Meeting in accordance with this Section may be made with or without any other prior notice or communication and, if accepted by the persons voting at the Auryn Meeting (other than as may be required under the Interim Order), shall become part of this Agreement and the Plan of Arrangement for all purposes.

8.2	Further Assurances.

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur at the time and in the manner set out in this Plan of Arrangement without any further act or formality, Auryn, SpinCo Sombrero and SpinCo Curibaya shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Appendix “D”

INTERIM COURT ORDER AND NOTICE OF HEARING FOR FINAL COURT ORDER

[Please see attached]

No. S208686 VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE BUSINESS

CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG

AURYN RESOURCES INC., ITS SECURITYHOLDERS,

1258618 B.C. LTD., AND 1258620 B.C. LTD.

AURYN RESOURCES INC.

PETITIONER

ORDER MADE AFTER APPLICATION

	)	MASTER TAYLOR	)	TUESDAY, THE
BEFORE	)		)	1st DAY OF
	)		)	SEPTEMBER, 2020

ON THE APPLICATION of the Petitioner, Auryn Resources Inc. (“Auryn”) for an Interim Order pursuant to its Application filed on August 28, 2020, without notice, and coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on September 1, 2020 and on hearing via teleconference Melanie J. Harmer, counsel for the Petitioner, and upon reading the Notice of Application filed herein, and Affidavit #1 of Elizabeth Senez, sworn August 28, 2020, and filed herein.

THIS COURT ORDERS THAT:

THE MEETING

1.

The Petitioner, Auryn Resources Inc. (“Auryn”), is authorized and directed to call, hold and conduct an annual general and special meeting (the “Meeting”) of the holders of record (both registered and beneficial) of voting common shares without par value (“Auryn Shares”) in the capital of Auryn (“Auryn Shareholders”), holders of options (“Auryn Options”) to purchase Auryn Shares (“Auryn Optionholders”), the holder of common share purchase warrants (“Auryn Warrants”) of Auryn (“Auryn Warrantholder”, and together with the Auryn Shareholders and Auryn Optionholders, collectively the “Auryn Securityholders”), to be held online through the virtual meeting facilities of Lumi Global on Monday, October 5, 2020 at 10:00 a.m. (Vancouver Time), or at such other time and location to be determined by Auryn provided that the Auryn Securityholders have due notice of same.

2.

At the Meeting, the Auryn Securityholders will, inter alia, consider, and if deemed advisable, approve one or more special resolutions (the “Arrangement Resolution”), in the form attached as Appendix “B” to the Management Information Circular soliciting proxies in support of the Auryn Reorganization Arrangement

(as defined below) and acquisition of Eastmain Resources Inc. (the “Information Circular”), a substantially complete draft of which is attached as part of Exhibit “A” to Affidavit #1 of Elizabeth Senez, sworn August 28, 2020 and filed herein, adopting, with or without amendment, the arrangement (the “Auryn Reorganization Arrangement”) involving Auryn, the Auryn Securityholders, and two recently formed subsidiaries of Auryn: 1258618 B.C. Ltd. (“SpinCo Sombrero”), and 1258620 B.C. Ltd. (“SpinCo Curibaya”), all as set forth in the plan of arrangement (the “Plan of Arrangement”), a copy of which is attached as Appendix “C” to the Information Circular.

3.	At the Meeting, Auryn will also seek to transact such other routine annual business as is contemplated by the Information Circular or as otherwise may be properly brought before the Meeting.

4.

The Meeting will be called, held, and conducted in accordance with the Legal Notice of Annual General Shareholders Meeting Combined with Special Meeting of all Auryn Securityholders (the “Notice”) to be delivered in substantially the form attached to and forming part of the Information Circular, and in accordance with the applicable provisions of the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, as amended (the “BCBCA”), the terms of this Interim Order (the “Interim Order”), and any further Order of this Court, the rulings and directions of the Chairperson of the Meeting, and in accordance with the terms, restrictions and conditions of the articles of Auryn, including quorum requirements and all other matters. To the extent of any inconsistency or discrepancy between this Interim Order and the terms of any of the foregoing, this Interim Order will govern.

RECORD DATE FOR NOTICE

5.

The record date for determination of the Auryn Securityholders entitled to receive the Notice, Information Circular, and the form of voting proxy (together, the “Meeting Materials”) is the close of business on August 24, 2020 (the “Record Date”), or such other date as the directors of Auryn may determine in accordance with the articles of Auryn, the BCBCA, or as disclosed in the Meeting Materials.

NOTICE OF MEETING

6.

The Meeting Materials, with such amendments or additional documents as counsel for Auryn may advise are necessary or desirable, and that are not inconsistent with the terms of this Interim Order, will be sent at least 26 days before the date of the Meeting, excluding the date of mailing or personal delivery, to the Auryn Securityholders as of the Record Date.

7.

The Meeting Materials will be sent by prepaid ordinary mail addressed to each registered Auryn Shareholder at his, her or its address as appearing in the applicable records of Auryn’s registrar and transfer agent, Computershare Investor Services.

8.

In the case of unregistered beneficial Auryn Shareholders, the Meeting Materials will be provided by Computershare Investor Services to intermediaries and registered nominees for sending to both non-objecting and objecting beneficial owners in accordance with the procedures prescribed by National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators.

9.	In the case of the Auryn Optionholders and the Auryn Warrantholders, the Meeting Materials will be sent by personal delivery.

10.

The Meeting Materials will be sent by electronic transmission to the auditor of Auryn at his, her or its email address as appearing in the records of Auryn. Each director of Auryn will have reviewed and approved the Meeting Materials as part of the procedures to authorize the Meeting Materials.

11.	Substantial compliance with paragraphs 6 to 10 above will constitute good and sufficient notice of the Meeting and delivery of the Meeting Materials.
12.

The accidental failure or omission by Auryn to give notice of the Meeting or non-receipt of such notice will not constitute a breach of the Interim Order or a defect in the calling of the Meeting and will not invalidate any resolution passed or taken at the Meeting provided that the Meeting meets Auryn’s quorum requirements.

13.

The Meeting Materials are hereby deemed to represent sufficient and adequate disclosure and Auryn will not be required to send to the Auryn Securityholders any other or additional information unless this Court orders otherwise.

DEEMED RECEIPT OF MEETING MATERIALS

14.	The Meeting Materials will be deemed, for the purposes of this Interim Order, to have been received by the Auryn Securityholders:

a.	in the case of mailing or personal courier delivery, on the day (Saturdays, Sundays and holidays excepted) five days following the date of mailing; and

b.	in the case of personal delivery or delivery by electronic transmission where Auryn elects the same, on the day that it was so delivered or transmitted.

15.

Notice of any amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials may be communicated, at any time prior to the Meeting, to the Auryn Securityholders by news release issued through recognized international wire services, prominent display on the Auryn website, and at the Canadian Securities Administrator’s public company filings website, www.sedar.com (“SEDAR”), in which case such notice will be deemed to have been received at the time of dissemination by the means set forth in this paragraph.

PERMITTED ATTENDEES

16.

The persons entitled to attend the Meeting will be the Auryn Securityholders or their respective proxyholders, the officers, directors, and advisors of Auryn, and such other persons who receive the consent of the Chairperson of the Meeting.

QUORUM & VOTING AT THE MEETING

17.

The quorum required at the commencement of the Meeting will be at least two persons present online at the Lumi Global website who are either Auryn Shareholders or valid proxyholders for Auryn Shareholders, who hold collectively the right to vote at least 25% of the issued Auryn Shares.

18.	It is a requirement that all Auryn Securityholders who go online on the Lumi Global website and who are entitled to vote, are able to vote and to send questions to Auryn management.

19.

The only persons permitted to vote on the Arrangement Resolution at the Meeting will be Auryn Securityholders appearing on the records of Auryn as of the close of business on the Record Date and their valid proxyholders as described in the Information Circular and as determined by the Chairperson of the Meeting upon consultation with the Scrutineer (as hereinafter defined), Auryn’s auditors, and legal counsel to Auryn.

20.

The required level of approval on the Arrangement Resolution taken at the Meeting will be: (i) at least two-thirds of the votes cast on the Arrangement Resolution by Auryn Shareholders (only) voting online or by proxy at the Meeting; and (ii) at least two-thirds of the votes cast on the Arrangement Resolution by all Auryn Securityholders online or by proxy at the Meeting voting together as a single class. In respect of the Arrangement Resolution, which is to be made subject to the vote of all Auryn Securityholders, Auryn Shareholders will receive one vote for each Auryn Share; Auryn Optionholders will receive one vote for each Auryn Share underlying their Auryn Options; and the Auryn Warrantholder will receive one vote for each Auryn Share underlying its Auryn Warrants.

21.

Except for the virtual meeting procedures and the grant of a vote to the holders of Auryn Options and Auryn Warrants, the terms, restrictions and conditions of the articles of Auryn, including quorum requirements and other matters, will apply in respect of the Meeting.

ADJOURNMENT OF MEETING

22.

Subject to the terms of the Arrangement Agreement, if Auryn deems advisable and notwithstanding the provisions of the BCBCA or the articles of Auryn, Auryn is specifically authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Auryn Securityholders respecting the adjournment or postponement and without the need for approval of the Court, provided that the Auryn Securityholders have due notice given by news release issued through recognized international wire services, prominent display on the Auryn website, and filing at SEDAR, in which case such notice will be deemed to have been received at the time of such manner of publication.

23.

The Record Date for Auryn Securityholders entitled to notice of and to vote at the Meeting will not change in respect of adjournments or postponements of the Meeting without a further order of this Court.

AMENDMENTS

24.

Auryn is authorized to make such amendments, revisions or supplements to the Plan of Arrangement as it may determine in accordance with the Arrangement Agreement and the Plan of Arrangement, provided it has obtained any required consents under the Arrangement Agreement or otherwise, and the Plan of Arrangement as so amended, revised or supplemented will be the Plan of Arrangement which is submitted to the Meeting and which will thereby become the subject of the Arrangement Resolution.

SCRUTINEER

25.	Representatives of Auryn’s registrar and transfer agent (or any agent thereof) Computershare Investor Services are authorized to act as scrutineers for the Meeting (the “Scrutineer”).

PROXY SOLICITATION

26.

Auryn is authorized to permit the Auryn Securityholders to vote by proxy using a form or forms of proxy that comply with the articles of Auryn, the provisions of the BCBCA, and the Securities Act relating to the form and content of proxies, and Auryn may in its discretion waive generally the time limits for deposit of proxies by the Auryn Securityholders if Auryn deems it fair and reasonable to do so.

27.	The procedures for the form and use of proxies at the Meeting will be as set out in the Meeting Materials.

DISSENT RIGHTS

28.

Registered Auryn Shareholders will, as set out in the Plan of Arrangement, be permitted to dissent from the Arrangement Resolution in accordance with the dissent procedures set forth in Division 2 of Part 8 of the BCBCA, strictly applied as modified by this Interim Order, the Final Order, and the Plan of Arrangement provided that the written notice (the “Dissent Notice”) must be delivered to Auryn’s registered office, 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7, Attention: Cory Kent, to be received not later than 10:00 a.m. (Vancouver Time) on October 1, 2020, or two business days immediately prior to any adjournment of the Meeting.

29.

Notice to registered Auryn Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the BCBCA and the Plan of Arrangement, the fair value of their shares of Auryn, will be given by including information with respect to this right in the Information Circular to be sent to Auryn Shareholders in accordance with this Order.

DELIVERY OF COURT MATERIALS

30.

Auryn will include in the Meeting Materials a copy of this Interim Order and the Notice of Hearing of Petition for Final Order (the “Court Materials”) and will make available to any Auryn Securityholders requesting same, a copy of each of the Petition herein and the accompanying Affidavit #1 of Elizabeth Senez, sworn August 28, 2020.

31.

Delivery of the Court Materials with the Meeting Materials in accordance with this Interim Order will constitute good and sufficient service or delivery of such Court Materials upon all persons who are entitled to receive the Court Materials pursuant to this Interim Order and no other form of service or delivery need be made and no other materials need to be served on or delivered to such persons in respect of these proceedings.

FINAL APPROVAL HEARING

32.

Upon the approval, with or without variation, by the Auryn Shareholders and the Auryn Securityholders of the Auryn Reorganization Arrangement in the manner set forth in this Interim Order, Auryn may set the Petition down for hearing and apply for an order of this Court: (i) approving the Plan of Arrangement pursuant to section 291(4)(a) of the BCBCA; and (ii) determining that the Auryn Reorganization Arrangement is procedurally and substantively fair and reasonable to the Auryn Securityholders pursuant to section 291(4)(c) of the BCBCA (collectively, the “Final Order”), at 9:45 a.m. on October 7, 2020, or such later date as counsel may be heard or the Court may direct.

33.

Any Auryn Securityholder, or person entitled to receive any security to be issued or distributed by Auryn consequent upon the Auryn Reorganization Arrangement, or other interested party has the right to appear (either in person or by counsel) and make submissions at the hearing of the Petition provided that such Auryn Securityholder or interested party shall file a Response by no later than 4:00 p.m. (Vancouver Time) on October 5, 2020, in the form prescribed by the British Columbia Supreme Court Civil Rules, with this Court and deliver a copy of the filed Response together with a copy of all materials on which such Auryn Securityholder or interested party intends to rely at the hearing of the Petition, including an outline of such Auryn Securityholder’s or interested party’s proposed submissions to Auryn, c/o counsel for Auryn: McMillan LLP, Barristers and Solicitors, Suite 1500, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7, Attention: Melanie J. Harmer, subject to the direction of the Court.

34.

If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response, in accordance with the preceding paragraph of this Interim Order, need to be served with notice of the adjourned date.

35.

The Final Order, if granted, will serve as a basis for reliance on the exemption provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution pursuant to the Plan of Arrangement of securities of Auryn defined in the Plan of Arrangement as the New Auryn Shares, the New Auryn Options, the New Auryn Warrants, the SpinCo Curibaya Shares, the SpinCo Sombrero Shares and the securities of Auryn issued in the equity financing of at least $15 million to be completed by Auryn in connection with the acquisition of Eastmain Resources Inc., provided they are as described in the Meeting Materials and approved by Auryn Shareholders by ordinary resolution.

36.

Auryn will not be required to comply with Rules 8-1 and 16-1 of the Supreme Court Civil Rules in relation to the hearing of the Petition for the Final Order approving the Plan of Arrangement, and any materials to be filed by Auryn in support of the application for the Final Order may be filed up to two business days prior to the hearing of the application for the Final Order without further order of this Court.

VARIANCE

37.	Auryn is at liberty to apply to this Honourable Court to vary the Interim Order or for advice and direction with respect to the Plan of Arrangement or any of the matters related to the Interim Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of Melanie J. Harmer
Counsel for Auryn Resources Inc.
By the Court

Digitally signed by Naidu, Sanjeev

Registrar

Appendix “E”

DISSENT RIGHTS

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) – SECTIONS 237 TO 247

DIVISION 2 OF PART 8

Division 2 – Dissent Proceeding

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

1.	Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on,

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91, or

(iii) without limiting subparagraph (i), in the case of a benefit company, to alter the company’s benefit provision;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(1.1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent under section 51.995 (5) in respect of a resolution to alter its notice of articles to include or to delete the benefit statement.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

2.	Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

3.	Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

4.	Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

5.	Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) or (1.1) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

6.	Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

7.	Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

8.	Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

9.	Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

10.	Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

Appendix “F”

INFORMATION CONCERNING EASTMAIN

Overview

Eastmain is a Canadian exploration company operating in the Eeyou Istchee emerging James Bay gold camp in Québec. Eastmain’s head office is located at 82 Richmond Street East, Suite 201, Toronto, Ontario, M5C 1P1, and its head office is located at 34 King Street East, Suite 601, Toronto, Ontario, M5C 2X8

Eastmain was incorporated under the OBCA on April 28, 1982. Eastmain’s principal business activities are the acquisition, exploration and discovery of mineral resources, with the intent of advancing, developing and ultimately operating its key assets. In circumstances where considered appropriate, Eastmain may also sell or joint venture mineral resources to a production corporation while retaining a royalty or other interest. Eastmain’s strategy is to pursue exploration activities on its key properties, which are primarily located in under-explored regions that are geologically comparable to the major mining camps in Canada, and to make joint venture or option agreements on its non-key assets.

Summary of Operations

Eastmain maintains a focus on gold exploration within the James Bay Region of Northern Québec, where it holds a 100% interest in the Clearwater Property and Eastmain Mine gold deposits as well as interests in 8 other properties covering approximately 111,850 ha in total of this promising mineral district. Eastmain also has a 36.72% joint venture interest in the ESJV.

Clearwater Property

Eastmain owns a 100%-interest in the Clearwater Property, host to the Eau Claire gold deposit and project, one of five known gold deposits in the James Bay region of Québec. The largest of these, the Éléonore Mine owned by Newmont Corporation is located only 57 km NNW of the Eau Claire Project.

The Clearwater Property is located immediately north of the Eastmain Reservoir, 10 km northeast of Hydro Québec’s EM-1 hydroelectric power facility, 80 km north of the town of Nemaska and approximately 320 km northeast of the town of Matagami and 800 km north of Montreal in the James Bay Region of Québec. This property consists of map-designated claims totalling approximately 233 km2. These claims are held 100% by Eastmain. All claims are currently in good standing with some renewals due to be made in 2021. The Clearwater Property is not subject to any historic environmental liabilities. Permits are obtained annually for all surface exploration, particularly trenching and drilling, undertaken on the property.

The most recent technical report on the Clearwater Property, filed in accordance with NI 43-101 is the Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Québec, Canada, with an effective date of February 4, 2018 (the “Clearwater Report”) and available on SEDAR at www.sedar.com.

Éléonore South Joint Venture

The Éléonore South joint venture (“ESJV”) is held by Eastmain (36.72%), Azimut Exploration Inc. (26.57%), and Les Mines Opinaca Ltee, a wholly-owned subsidiary of Newmont Corporation (36.71%). The ESJV was formed in 2008 and Eastmain currently acts as manager and operator of the joint venture on behalf of the partners. The Éléonore South property is an exploration-drilling-stage project consisting of 282 mining claims covering 147 km2 of prospective lands.

Other Properties

Eastmain has the following non-material exploration properties: the Eastmain Mine, Lac Clarkie, Lac Hudson, Lac Lessard, Lidge, Radisson, Reservoir, and Ruby Hill (East and West). The Eastmain Mine and Ruby Hill (East and West) are optioned to Benz Mining Corp. Lac Lessard is optioned to a private company.

Mineral Resources

Based on the Clearwater Report, the Eau Claire deposit contains mineral resources of 853,000 ounces of gold (4.29 M tonnes at an average grade of 6.18 g/t Au) in the “Measured and Indicated” classification, and 500,000 ounces of gold (2.38 M tonnes at an average grade 6.53 g/t Au) in the “Inferred Mineral Resource” classification. The open pit mineral resource estimate includes, at a cut-off grade of 0.5 g/t Au, 228,000 ounces of gold (1.21 M tonnes at an average grade of 5.86 g/t Au) in the “Measured and Indicated classification”, and 7,000 ounces of gold (43,000 tonnes at an average grade of 5.06 g/t Au) in the “Inferred Mineral Resource” classification. The underground mineral resource estimate includes, at a cut-off grade of 2.5 g/t Au, 625,000 ounces of gold (3.08 M tonnes at an average grade of 6.30 g/t Au) in the “Measured and Indicated” classification, and 493,000 ounces of gold (2.34 M tonnes at an average grade of 6.56 g/t Au) in the “Inferred Mineral Resource” classification. For additional information, including in respect of the key assumptions, parameters and methods used in respect of the mineral resource estimate for the Eau Claire deposit, refer to the Clearwater Report available on SEDAR at www.sedar.com.

TABLE 1.1 EAU CLAIRE GOLD DEPOSIT MINERAL RESOURCE ESTIMATE, FEBRUARY 4, 2018
Classification	Tonnes	Au (g/t)	Contained Au (oz)
Measured	906,000	6.63	193,000
Indicated	3,388,000	6.06	660,000
Measured & Indicated	4,294,000	6.18	853,000
Inferred	2,382,000	6.53	500,000

TABLE 1.2 EAU CLAIRE GOLD DEPOSIT OPEN PIT AND UNDERGROUND MINERAL RESOURCE ESTIMATE, FEBRUARY 4, 2018
	Open Pit (surface to 150 m)			Underground ( 150 m – 860 m)
Classification	Tonnes	Au (g/t)	Contained Au (oz)	Tonnes	Au (g/t))	Contained Au (oz)
Measured	574,000	6.66	123,000	332,000	6.56	70,000
Indicated	636,000	5.13	105,000	2,752,000	6.27	555,000
Meas. & Ind.	1,210,000	5.86	228,000	3,084,000	6.30	625,000
Inferred	43,000	5.06	7,000	2,339,000	6.56	493,000

Notes:

(1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. Composites have been capped where appropriate.

(2)

Open pit mineral resources are reported at a cut-off grade of 0.5 g/t Au within a conceptual pit shell and underground mineral resources are reported at a cut-off grade of 2.5 g/t Au outside the conceptual pit shell. Cut-off grades are based on a gold price of US$1,250 per ounce, a foreign exchange rate of US$0.80, and a gold recovery of 95%.

(3)

The results from the pit optimization are used solely for the purpose of testing the “reasonable prospects for economic extraction” by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Clearwater Property. The results are used as a guide to assist in the preparation of a mineral resource estimate and to select an appropriate mineral resource reporting cut-off grade.

(4)

The Inferred Mineral Resource in this estimate has a lower level of confidence that that applied to an Indicated Mineral Resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

(5)

The mineral resources in the Clearwater Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM.

Recent Developments

On December 6, 2019, Eastmain announced the appointment of Blair Schultz as Interim President and Chief Executive Officer of Eastmain, following the departure of Claude Lemasson as President, Chief Executive Officer and a director of Eastmain.

On January 24, 2020, Eastmain announced the completion of its fall 2019 20-hole drill program (5,152 m in total) with results from 13 (thirteen) holes (3,654 m) at the Clearwater Property.

On March 4, 2020, Eastmain announced that David Stein joined the Eastmain Board.

On March 6, 2020 and March 9, 2020, Eastmain announced that it closed the first and second tranche, respectively, of a private placement pursuant to which it raised aggregate gross proceeds of approximately $3,000,000 (the “Private Placement”). In connection with the first tranche of the Private Placement, Eastmain issued an aggregate of 4,700,000 units at a price of $0.10 per unit, 15,875,000 Québec flow-through common shares of Eastmain at a price of $0.12 per share and 2,391,304 federal flow-through common shares of Eastmain at a price of $0.115 per share. Each unit consisted of one Eastmain Share and one-half of one Eastmain Warrant. Each Eastmain Warrant will entitle the holder to acquire one Eastmain Share for two years from the closing of the private placement at a price of $0.13. In connection with the second tranche of the Private Placement, Eastmain issued an aggregate of 3,500,000 units of Eastmain at a price of $0.10 per unit. In connection with the private placement, on March 9, 2020, Eastmain issued 315,000 units of Eastmain as finder’s units, also subject to the statutory hold period.

On March 18, 2020, Eastmain provided a corporate update in response to COVID-19. As a precautionary measure, Eastmain closed its office and instructed staff to work remotely. Eastmain also delayed its spring and summer drilling campaign at the Clearwater Property and its surrounding satellite properties, ESJV, Radisson, Lidge and Reservoir.

On April 30, 2020, Eastmain announced it optioned the Ruby Hill East and West properties to Benz Mining Corp. In conjunction with the option, Eastmain amended the existing Eastmain Mine option agreement in relation to work commitments on the property. The new work schedule accommodates Québec’s exploration restrictions imposed due to COVID-19 and delays 2020’s $500,000 required spending to 2022.

On June 10, 2020, Eastmain announced it optioned its Lac Lessard property to a private company. Eastmain received an initial option payment of $85,000. In order to earn 100% in interest in the Lac Lessard property, the company exercising the option must (i) incur at least $100,000 of project expenditure within 12 months of the date of the option agreement and (ii) pay to Eastmain $100,000 within 12 months of the date of the option agreement. Eastmain retained a 2% net smelter return from any ore extracted and sold from the permits. Half the royalty may be purchased for $500,000, thereby reducing the royalty to a 1% net smelter return.

On July 2, 2020, Eastmain resumed exploration activities under the COVID-19 guidance of the Government of Québec and the Cree Nation Government of Eeyou Istchee. Exploration activities will focus on extending the Eau Claire mineral resource envelope at depth and testing new regional exploration targets at Radisson, Reservoir and Clearwater.

Eastmain Documents Incorporated by Reference

Information has been incorporated by reference in the Circular from documents filed with the various securities commissions or similar regulatory authorities in Ontario and Québec. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Eastmain at 82 Richmond Street East, Suite 201, Toronto, Ontario, M5C 1P1 (telephone: 1.416.642.1807) or by email at catherine@grovecorp.ca, and are also available electronically under Eastmain’s profile on SEDAR at www.sedar.com. Eastmain’s filings on SEDAR are not incorporated by reference in the Circular except as specifically set out herein.

The following documents filed by Eastmain with the securities commissions or similar authorities in Ontario and Québec are specifically incorporated by reference in, and form an integral part of, this Circular:

(i)	the Eastmain AIF;

(i)

the audited consolidated financial statements for the years ended October 31, 2019 and 2018, together with the notes thereto and the report of the independent registered public accounting firm thereon;

(ii)	the management’s discussion and analysis for the year ended October 31, 2019 dated January 23, 2020;

(iii)	the unaudited condensed interim consolidated financial statements for the three and six month periods ended April 30, 2020 and 2019, together with the notes thereto;

(iv)	the management’s discussion and analysis for the three and nine months ended April 30, 2020 dated June 4, 2020;

(v)	the management information circular of Eastmain dated March 6, 2020 prepared in connection with the annual and special general meeting of shareholders held on April 23, 2020;

(vi)	the material change report dated December 10, 2019 regarding management changes;

(vii)	the material change report dated March 13, 2020 regarding the private placement of Eastmain for aggregate gross proceeds of approximately $3,000,000; and

(viii)	the material change report dated August 10, 2020 regarding the Arrangement Agreement.

Any document of the type referred to in Section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus (excluding confidential material change reports), if filed by Eastmain with a securities commission or similar regulatory authority in Canada after the date of the Circular disclosing additional or updated information including the documents incorporated by reference herein, filed pursuant to the requirements of the applicable securities legislation in Canada, will be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Eastmain Circular to the extent that a statement contained in the Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Making such a modifying or superseding statement shall not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, untrue statement of a material fact, nor an omission to state a material fact that is required to be stated or necessary to make a statement not misleading in light of the circumstances in which it is made.

Principal Holders of Eastmain Shares

To the knowledge of the directors and officers of Eastmain, no person or company beneficially owns, controls or directs, directly or indirectly, Eastmain Shares carrying more than 10% of the voting rights attached to all issued and outstanding Eastmain Shares as at August 24, 2020.

Consolidated Capitalization

There have been no material changes in the share capital of Eastmain, on a consolidated basis, since April 30, 2020, the date of the most recently filed financial statements of Eastmain.

Description of Share Capital

The authorized share capital of Eastmain consists of an unlimited number of Eastmain Shares. As of the date of the Eastmain Circular, there are 290,698,095 Eastmain Shares issued and outstanding. In addition, as of the close of business on September 3, 2020, an aggregate of 14,395,232 Eastmain Shares are issuable upon the exercise of Eastmain Options 116,666 Eastmain Shares are issuable upon the vesting of outstanding Eastmain RSUs and 12,545,456 Eastmain Shares are issuable upon the exercise of Eastmain Warrants.

The Eastmain Shareholders are entitled to one vote per Eastmain Share at meetings of the Eastmain Shareholders. Eastmain Shareholders are entitled to dividends, if, as and when declared by the Eastmain Board and, upon liquidation, to participate equally in such assets of Eastmain as are distributed to the holders of Eastmain Shares.

Price Range and Trading Volume

The Eastmain Shares are listed on the TSX under the symbol “ER” and on the OTCQB under the symbol “EANRF”. The following table shows the high and low trading prices and monthly trading volume of the Eastmain Shares on the TSX for the 12-month period preceding the date of the Circular:

Month	High ($)	Low ($)	Volume
September 2019	$0.18	$0.115	6,097,172
October 2019	$0.13	$0.105	2,663,061
November 2019	$0.12	$0.09	3,877,305
December 2019	$0.115	$0.085	5,372,983
January 2020	$0.125	$0.095	6,577,609
February 2020	$0.11	$0.075	6,964,519
March 2020	$0.10	$0.06	7,647,465
April 2020	$0.11	$0.065	9,011,779
May 2020	$0.135	$0.105	8,887,553
June 2020	$0.16	$0.10	9,720,323
July 2020	$0.315	$0.155	26,116,439
August 2020	$0.30	$0.225	23,714,062
September 1-3, 2020	$0.235	$0.22	5,746,311

The closing price of the Eastmain Shares on the TSX on September 3, 2020 was $0.23. The closing price of the Eastmain Shares on the TSX on July 29, 2020, the date of the announcement of the Eastmain Arrangement, was $0.175.

The following table shows the high and low trading prices and monthly trading volume of the Eastmain Shares on the OTCQB for the 12-month period preceding the date of this Circular:

Month	High (US$)	Low (US$)	Volume
September 2019	$0.134	$0.087	836,509
October 2019	$0.096	$0.081	590,204
November 2019	$0.10	$0.07	486,450
December 2019	$0.09	$0.061	1,715,180
January 2020	$0.095	$0.069	1,153,164
February 2020	$0.088	$0.058	1,245,777
March 2020	$0.075	$0.042	789,341
April 2020	$0.084	$0.046	900,132
May 2020	$0.095	$0.07	891,026
June 2020	$0.119	$0.073	1,763,165
July 2020	$0.24	$0.10	6,286,921
August 2020	$0.231	$0.17	9,096,268
September 1-3, 2020	$0.19	$0.17	717,999

The closing price of the Eastmain Shares on the OTCQB on September 3, 2020 was US$.0175. The closing price of the Eastmain Shares on the OTCQB on July 29, 2020, the date of the announcement of the Eastmain Arrangement, was US$0.13.

If the Eastmain Arrangement is completed, all of the Eastmain Shares will be owned by Fury Gold and will be delisted from the TSX and OTCQB, subject to the rules and policies of the TSX and the OTCQB, respectively.

Prior Sales

The following table sets forth information in respect of issuances or purchases of Eastmain Shares and securities that are convertible or exchangeable into Eastmain Shares within the 12 months prior to the date of the Eastmain Circular, including the price at which such securities have been issued, the number of securities issued, and the date on which such securities were issued:

Date of Issuance	Reasons for Issuance	Number and Type of Securities	Issue/Exercise Price per Security
October 24, 2019	Private placement	5,765,772 units comprised of 5,765,772 Eastmain Shares and 2,882,886 Eastmain Warrants 12,632,257 Québec flow-through common shares 689,654 federal flow-through common shares	$0.12 per unit $0.16 exercise price for Eastmain Warrants $0.155 per Québec flow-through common share $0.145 per federal flow-through common share

December 18, 2019	Grant of Eastmain RSUs	1,355,180 Eastmain RSUs	N/A

January 23, 2020	Grant of Eastmain Options	3,428,000 Eastmain Options	$0.1000

February 7, 2020	Grant of Eastmain RSUs	260,420 Eastmain RSUs	n/a

March 4, 2020	Grant of Eastmain Options	300,000 Eastmain Options	$0.090

March 6, 2020	Private Placement	4,700,000 units comprised of 4,700,000 Eastmain	$0.10 per unit $0.13 exercise price for Eastmain Warrants

Date of Issuance	Reasons for Issuance	Number and Type of Securities	Issue/Exercise Price per Security
		Shares and 2,350,000 Eastmain Warrants 15,875,000 Québec flow-through common shares 2,391,304 federal flow-through common shares	$0.12 per Québec flow-through common share $0.115 per federal flow-through common share

March 9, 2020	Private Placement	3,815,000 units comprised of 3,815,000 Eastmain Shares and 1,907,500 Eastmain Warrants	$0.10 per unit $0.13 exercise price for Eastmain Warrants

April 1, 2020	Grant of Eastmain Options	500,000 Eastmain options	$0.065

April 14, 2020	Grant of Eastmain Options	500,000 Eastmain Options	$0.085

September 2, 2020	Exercise of Eastmain Options and Eastmain Warrants	75,000 Eastmain Shares	Exercise of 50,000 Eastmain Options at $0.18 per Eastmain Share; exercise of 25,000 Eastmain Warrants at $0.17 per Eastmain Share

Ownership of Securities

The table below outlines, as at the date of this Circular, the number of Eastmain Shares, Eastmain Options, Eastmain RSUs and Eastmain Warrants owned or controlled, directly or indirectly, by each of the directors and senior officers of Eastmain, and each associate or affiliate of an insider of Eastmain, each associate or affiliate of Eastmain, each insider of Eastmain (other than the directors or officers), and each person acting jointly or in concert with Eastmain. To the knowledge of Eastmain, each of the following persons is a party to an Eastmain Support Agreement and intends to vote their Eastmain Shares in favour of the Arrangement Resolution.

Name	Position	Eastmain Shares	Eastmain Options	Eastmain RSUs	Eastmain Warrants
Blair Schultz	Interim President and Chief Executive Officer, and Director	3,030,419	1,225,000	—	725,000
Joe Fazzini	Chief Financial Officer and Vice President, Corporate Development	2,400,326	1,847,200	75,000	375,000
William McGuinty	Vice President, Exploration	571,379	758,700	41,666	74,250
Manuel Ng Lai	Project Manager	88,880	710,500	—	—
Catherine Beckett	Corporate Secretary	32,300	100,000	—	—
Laurence Curtis	Director	1,002,742	900,000	—	100,000
David Stein	Director	—	300,000	—	—
Michael Hoffman	Director	752,300	725,000	—	7,142
Maura Lendon	Director	411,682	550,000	—	158,333

Risk Factors

The business and operations of Eastmain are subject to risks. In addition to considering the other information contained in the Eastmain Circular, readers should consider carefully the risk factors described in the Eastmain AIF for the year ended October 31, 2019, dated January 28, 2020, as well as Eastmain’s management discussion and analysis for the three and six months ended April 30, 2020 and 2019.

Interest of Experts

The following persons and companies have prepared certain sections of this Circular, documents incorporated by reference and/or Appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Circular.

Name of Expert	Nature of Relationship
Maxit Capital LP	Financial advisor to Eastmain

Stern & Lovrics LLP	Auditors of Eastmain

To the knowledge of Auryn, neither Maxit nor any of the designated professionals thereof held securities representing more than 1% of all issued and outstanding Eastmain Shares or Auryn Shares as at the date of the opinion in question, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of Eastmain or of any associate or affiliate of Eastmain.

Stern & Lovrics LLP has confirmed that it is independent with respect to Eastmain within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

With respect to technical information relating to Eastmain contained in this Circular or in a document incorporated by reference herein, the following is a list of persons or companies named as having prepared or certified a statement, report or valuation and whose profession or business gives authority to the statement, report or valuation made by the person or company:

•

Eugene Puritch, P.Eng., FEC, CET, of P&E Mining Consultants Inc., Antoine Yassa, P.Geo., of P&E Mining Consultants Inc., Andrew Bradfield, P.Eng., of P&E Mining Consultants Inc., and Allan Armitage, Ph.D., P.Geo., of SGS Canada Inc. prepared the Clearwater Report; and

•	William McGuinty, Vice President of Explorations of Eastmain, is the Qualified Person who verified all of Eastmain’s scientific and technical information in this Circular.

To Auryn’s knowledge, each of the foregoing firms or persons beneficially owns, directly or indirectly, less than 1% of the issued and outstanding.

Appendix “G”

INFORMATION CONCERNING SPINCO SOMBRERO

The following describes the proposed business of SpinCo Sombrero, following the completion of the Reorganization Arrangement and the Eastmain Arrangement, and should be read together with the financial statements of SpinCo Sombrero attached hereto as Appendix “J” to the Circular. Except where the context otherwise requires, all of the information contained in this Appendix is made on the basis that the Reorganization Arrangement and the Eastmain Arrangement have been completed as described in the Circular.

Unless the context otherwise requires, all references in this Appendix to “SpinCo Sombrero ” means 1258618 B.C. Ltd. and its Peruvian subsidiary described below. Certain other terms used in this Appendix are defined under “Glossary of Terms” in the Circular to which this Appendix is attached.

CORPORATE STRUCTURE

Name and Incorporation

1258618 B.C. Ltd. (also known as SpinCo Sombrero) was incorporated under the BCBCA on July 23, 2020. Prior to the Effective Date of the Reorganization Arrangement, SpinCo Sombrero will not have carried on any business except to execute the Arrangement Agreement and the Capitalization Agreement.

SpinCo Sombrero’s head office is located at Suite 600, 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The registered and records office of SpinCo is located at 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7.

After completion of the Reorganization Arrangement SpinCo Sombrero will be renamed “Sombrero Resources Inc”.

Pro Forma Corporate Organization Chart

GENERAL DEVELOPMENT OF THE BUSINESS

SpinCo Sombrero was established in 2020 in order to spin out the below noted Peruvian mineral project directly into the hands of Auryn Shareholders as part of the Reorganization Arrangement. SpinCo Sombrero will carry on Auryn’s former business of pursuing exploration and development of the Sombrero Project described below. Following the completion of the Reorganization Arrangement, SpinCo Sombrero will have one wholly owned subsidiary: Sombrero Minerales, S.A.C. (“Sombrero Minerales”), a Peruvian company which was incorporated on May 22, 2017 pursuant to the General Law of Companies (Ley General de Sociedades). The Sombrero Project (see below “Description of the Business – General”) is held by Sombrero Minerales.

SpinCo Sombrero is not currently a reporting issuer and the SpinCo Sombrero Shares are not listed on any stock exchange. If the Reorganization Arrangement is completed, SpinCo Sombrero will be deemed to be a reporting issuer in British Columbia, Alberta, and Ontario. A stock exchange listing is not expected to be sought for SpinCo Sombrero prior to 2021.

DESCRIPTION OF THE BUSINESS

General

As of September 3, 2020, SpinCo Sombrero had no assets or operations. After the Effective Date, SpinCo Sombrero, through its subsidiary Sombrero Minerales, will be engaged in the business of finding and advancing precious and base metal deposits in Peru, with a focus on the Sombrero copper-gold project which is located in the Ayacucho province of southwestern Peru (the “Sombrero Project”).

The Sombrero Project and other assets and liabilities to be acquired by SpinCo Sombrero pursuant to the Capitalization Agreements made as part of the Reorganization Arrangement, which assets include all issued and outstanding shares of Sombrero Minerales, all indebtedness owed to Auryn by Sombrero Minerales, $4.9 million in cash and relevant Peruvian project data and prospect information.

To date, the Sombrero Project is an early stage project. SpinCo Sombrero has not yet determined whether its mineral property interests contain any mineral resources. SpinCo Sombrero’s continuing operations and the underlying value of its mineral property interests are entirely dependent upon the discovery and development of economically recoverable mineral resources, the ability of SpinCo Sombrero to obtain the necessary financing to further exploration, and the ability to obtain the necessary exploration, development mining permits.

Employees and Management

Upon completion of the Reorganization Arrangement, SpinCo Sombrero will employ executives directly and also share certain personnel and facilities with Fury Gold. SpinCo Sombrero also expects to engage consultants on a contract basis. Management of SpinCo Sombrero will be led by Ivan Bebek, as Chief Executive Officer, and Elizabeth (“Libby”) Senez, (interim) Chief Financial Officer, pending the return of Stacy Rowa, CPA, from maternity leave.

Upon completion of the Reorganization Arrangement, the Directors of SpinCo Sombrero will consist of those individuals identified under “Directors and Executive Officers” below.

SPINCO SOMBRERO PROPERTIES

The Sombrero Project

Technical Report

On March 14, 2019, Auryn filed a technical report entitled “Technical Report on the Sombrero Project, Ayacucho Department, Peru” dated effective March 1, 2019 (the “Sombrero Technical Report”) with respect to the Sombrero Project located in the Ayacucho Department, Peru prepared by Andrew J. Turner, B.Sc., P. Geol. of APEX Geoscience Ltd (“APEX”). Andrew J. Turner is a Qualified Person and is independent of SpinCo Sombrero. The summary of the Sombrero Technical Report is incorporated in this Appendix with the consent of its author, Andrew J. Turner of APEX.

Readers are cautioned that the summary of technical information in this Appendix should be read in the context of the qualifying statements, procedures and accompanying discussion within the complete Sombrero Technical Report and the summary provided herein is qualified in its entirety by the Sombrero Technical Report. Capitalized and abbreviated terms appearing in this section and not otherwise defined herein or in the Circular to which this Appendix is attached have the meaning ascribed to such terms in the Sombrero Technical Report. Readers are encouraged to review the Sombrero Technical Report in its entirety filed on SEDAR under Auryn’s profile at www.sedar.com.

Project Description, Location and Access

The Sombrero Project is located in southern Peru approximately 345 km southeast of Lima and 53 km south-southwest of the city of Ayacucho, the capital of the Ayacucho Department. The Sombrero Project straddles the Provinces of Huanca Sancos, Victor Fajardo, Lucanas and Sucre. The Sombrero Project is being explored for copper (Cu) – gold (Au) skarn mineralization and possible related Cu (and Cu-Au) Porphyry mineralization.

Property Ownership

The Sombrero Project is held by SpinCo Sombrero through its wholly-owned subsidiary Sombrero Minerales either through direct ownership of the mineral concessions or through option agreements with third parties (see Table 6).

Table 6 – Sombrero Project Mineral Concessions Summary

Ownership Description	Registered Owner	Number of Claims	Hectares
Direct	Sombrero Minerales SAC	146	131,200
Alturas/Sombrero Option	Alturas Minerals SA	6	4,600
Mollecruz Option	Ingrid Prado	4	1,300
Aceros Option	Aceros Arequipa SA	3	599.6

Total		159	137,699.6

SpinCo Sombrero’s district land package consists of 10 blocks covering over 137,699.6 hectares and comprising 159 mineral concessions.

Sombrero Concessions Status Summary

Status	Number of Claims	Hectares	Percentage
Submitted Application	1	400	0.3%
Published	84	76,800	55.5%
Granted	74	61,099.6	44.2%

Auryn is not aware of any reason that would prevent the granting of the concessions ‘in application’ as their respective areas were “open” (unclaimed) at the time of their application. Due to minor overlaps with pre-existing concessions, the effective size of the Sombrero Project is currently 130,526.6 hectares.

Figure 2 – Sombrero Project Mining Concessions

Original Alturas / Sombrero Option

On June 28, 2016, the Company entered into a letter agreement with Alturas Minerals Corp (“Alturas”) which outlined the general terms of the option granted to Auryn to acquire an 80% or 100% interest in the Sombrero concessions held by Alturas. Under the terms of the subsequent definitive agreement (the “Alturas Option”), which has an effective date of April 6, 2018, in order to exercise the Alturas Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period. When these payments and work requirements are achieved, an 80:20 joint venture will be formed between Auryn and Alturas with respect to further exploration and development of the Sombrero Project with Alturas having a carried interest for one year, during which time Auryn will have the right to buy Alturas’ remaining 20% interest for US$5 million. On August 28, 2020, Sombrero Minerales and Alturas entered into an option amendment agreement whereby Sombrero Minerales acquired the remaining 20% interest for approximately US$3.0 million in a mix of cash and shares in Auryn.

Mollecruz Option

On June 22, 2018, Auryn acquired the rights to the Mollecruz concessions covering 1,300 ha and the “Good Lucky” prospect. Under the terms of an option agreement dated June 22, 2018, Auryn may acquire a 100% interest in the Mollecruz concessions by completing U.S.$3,000,000 in work expenditures and by making payments totaling U.S.$1,600,000 to the underlying owner over a five year period. At signing, Auryn paid U.S.$50,000 and upon exercise of the option, the underlying owner will retain 0.5% net smelter return (“NSR”) royalty with an advance annual royalty payment of U.S.$50,000 commencing after completion of this option. Subsequent to the Technical Report on the Sombrero Project, Ayacucho Department, Peru dated March 1, 2019,

Auryn formally declared the existence of a force majeure event under the Mollecruz Option thereby deferring the Company’s obligation to make the June 22, 2019 property payment and any subsequent property payments and work expenditures for a maximum of 24 months from the declaration date. To date, the Company has not been able to reach an access agreement with the local community in order to commence work in the region but has continued to have open communications with the community and continues to negotiate in good faith to obtain access to the property.

Aceros Option

On December 13, 2018, Auryn entered into a series of agreements with Corporacion Aceros Arequipa S.A. (“Aceros”) which constitute an 80% option over three (3) key inlier concessions to the Sombrero Project. Under the terms of these agreements, Auryn will initially option the concessions through a mining assignment and lease agreement to ultimately earn a right to form an 80:20 corporate joint venture after completing a series of cash payments (U.S.$800,000) and work commitments (U.S.$5,150,000) over a 5 year period. The joint venture will encompass the Aceros concessions and the Alturas/Sombrero option concessions.

If the option is exercised, Auryn will hire an independent engineer to complete two preliminary economic scoping studies over a period of two years. These preliminary economic scoping studies will be a study of the existing magnetite deposits and of any identified non-ferrous (including Cu, Au, Ag, Mo) mineralization, respectively. If it can be shown that the net present value (“NPV”) of any non-ferrous deposit located within the joint venture area is greater than five times the NPV of the existing magnetite deposits within the Aceros concessions then an 80:20 corporate joint venture will be established using a newly-formed, jointly-owned Peruvian corporation.

In the event Sombrero Minerales is unable to show that the NPV of any non-ferrous deposit is greater than five times the NPV of the existing magnetite deposits, it can then attain an extension of up to three years if an NPV of at least U.S.$100 million was shown, and Sombrero Minerales must pay Aceros an additional U.S.$2 million for each year of extension.

Formation of the joint venture also requires that Sombrero Minerales first exercise its existing option rights with Aceros to acquire a 100% interest in the underlying concessions.

Once the joint venture is established, it will be governed by a shareholders’ agreement with specific provisions allowing for the dilution of non-contributing parties and drag-along and first refusal rights. In the event a non-contributing party’s interest drops below 10% it shall convert into a 2% NSR royalty.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The property was accessed by the author during his site visit by driving south from the city of Ayacucho, which is serviced daily by commercial flights from Lima, amongst other cities. The town of Huanca Sancos, located immediately adjacent to (east of) the main area of interest at the Sombrero Project, was accessed by a 4 hour drive on paved roads starting on Highway 3S from Ayacucho. Huanca Sancos is currently being used by Auryn as their main base of operations for the project as it offers food and basic supplies, accommodations and a labour supply. The main Sombrero target area is located approximately 10km west of Haunca Sancos and is accessible via a number of gravel roads, which remain open year-round.

Climate

Weather in the area of the project is typical of high-altitude terrain at this latitude, where annual temperature fluctuations are limited. Daytime temperatures are typically cooler during the months of May to September with a rainy season generally extending from November to April. Temperatures vary between a few degrees centigrade (C) below zero during the night, up to 20°C during the day in the last months of the year. Snow is possible during the year but is not a significant issue and would not interfere with exploration or potential future mining activities.

Local Resources & Infrastructure

The main area of interest, located in the southern portion of the Sombrero Project, is located approximately 10km west-northwest of the town of Huanca Sancos. As previously mentioned, Haunca Sancos is the current base of operations for Auryn and offers basic services including electricity, food markets, internet access and accommodations. Local labour can be obtained from the villages of Huanca Sancos or Santiago de Lucanamarca.

Physiography

The project area expresses geographic features typical of the Altiplano with high plateau areas with gently rolling hills cut occasionally by relatively deeply incised, steep-walled river valleys. The topographic relief on the Property is between ~2900m and 4700m, with relief on the plateau areas generally more subdued ranging between 3900m and 4100m.

Historical Exploration Completed by Previous Companies

There is no documentation available describing any historical mineral exploration or mineral production at the current Sombrero Project prior to the recent work that has been completed at the Sombrero Project by Auryn and Alturas. That being said, the concessions comprising the Sombrero Project surround a number of concessions belonging to competitors that form six “holes” within the otherwise contiguous Sombrero Project concessions. At several locations on both Sombrero and competitor’s concessions, small historically excavated pits and adits (i.e. Good Lucky) have been identified. The Fierrazo iron skarn zone was apparently mined recently by Aceros Arequipa with the mining activity for magnetite ore evidenced by a number of shallow trenches, excavations and waste rock piles. The concession that hosts the old Fierrazo iron mine was recently acquired by Auryn and is now included in the Sombrero Project. Auryn is not aware of any material pre-exisiting environmental obligations associated with the project.

Prior to the date of the Alturas Option Agreement, Alturas completed exploration work at the Sombrero Project between 2007 and 2008 that comprised the following work items:

•	geological mapping (1:25,000 scale) and rock grab sampling (total 96 samples);

•	ground magnetics surveying (200m line spacing, covering the mapped area); and

•	IP (Induced Polarization) geophysical surveying (pole-dipole 3D array).

In addition, the Fierrazo iron skarn zone has seen historical and recent iron ore production. The Fierrazo prospect is located within the southern part of the Sombrero Project, approximately 3km to the northeast of the Sombrero Main area. The Fierrazo prospect is located on a ridge top within the older “Aceros HS 1” concession and was mined recently by Aceros Arequipa. This activity is evidenced by a number of shallow trenches and excavations and waste rock piles. Magnetite ore was apparently the focus of the recent small-scale production work and was trucked to Aceros Arequipa’s smelter close to the coastal port of Paracas.

Geological Setting

Geographically, the Sombrero Project is located in the Andean Cordillera (Cordillera Occidental) of south central Peru. The Sombrero Project is located along the Condoroma High which runs through the central part of the Western Cordillera. The Andean Cordillera is the result of three major orogenic cycles: Precambrian, Palaeozoic to Early Triassic and Late Triassic to present. Although the two earlier cycles were important as they set up the crustal architecture of western South America, it is most recent (current) orogenic event that has produced the most significant copper and gold deposits found to date within the Peruvian Cordillera. The Sombrero Project mainly comprises a high plateau with gently rolling hills that are cut occasionally by relatively deeply incised, steep-walled river valleys. The overall topographic relief on the Sombrero Project is between ~2900m and 4700m, with relief on the plateau areas generally more subdued, ranging between 3900m and 4100m.

The Sombrero Project list within a likely northwestern extension of the Andahualylas-Yauri (AY) Belt of southern Peru, which is an important porphyry copper and skarn belt. The belt strikes roughly northwest-southeast and can be traced for more than 300km along strike. The belt hosts important copper-gold-molybdenum camps/deposits at Las Bambas, Los Chancas, Cotambamabas and Tintaya (and others) and is thought to be a norther extension of the copper-right belt of the same Eocene-Oligocene age that strikes broadly north-south in Chile (Perello et al., 2003).

The Geology of the Sombrero Project includes:

•

Northwest-southeast striking and shallow-dipping folded sequences of Jurassic to Middle Cretaceous clastic and carbonate rocks. The oldest sedimentary sequences correspond to the middle-late Jurassic Yura Group, which is overlain unconformably by the middle Cretaceous Ferrobamba Formation (Fm.). Lower Cretaceous units of the Yura Group appear to be absent within the project area;

•

Eocene-Oligocene intrusive stocks of the AYBatholith. Intrusive rocks in the Property area are dominantly dioritic in composition, although in many zones the diorite is cut by abundant stocks and dykes of more felsic composition such as monzonite, granodiorite, aplite and potassium-feldspar-phyric pegmatite. Intrusive contacts range between bedding-parallel and sub-horizontal to strongly transgressive and sub-vertical; and,

•	Shallow-dipping volcanic rocks of the Miocene-Pliocene age Sencca Formation. This unit also unconformably overlies all earlier units, although in many places it is in fault contact with them.

Mineralization

Mineralization comprises large, sub-horizontal areas of intense iron oxide (magnetite and hematite) with amphibole-garnet developed in metasomatized Ferrobamba Formation (Fm.) limestones (exoskarn). Exoskarn occurs in areas immediately adjacent to the mapped extent of intrusive rocks and within the intrusives as interpreted possible roof pendants. Endoskarn comprises similar but narrower zones of iron oxide-rich skarn generally developed along north northwest-south southeast striking structures cutting through the dioritic-monzonitic intrusive rocks. Both the endo and exoskarn units contain varying amounts of late (?) Cu mineralization associated with silicified breccia, which appears to be related to increased Au grades. The Cu-Au zones were likely sulphide-bearing but surface weathering has removed most of the sulphide minerals, which have been replaced by often abundant Cu oxides. At the Good Lucky prospect, where several small surface pits and tunnels have been excavated into the mineralized zones, unoxidized skarn comprises massive coarse iron oxides with coarse-grained chalcopyrite.

Exploration

2016 to 2018 Exploration

Auryn acquired the Sombrero Project from Alturas in 2016. Since entering into the Alturas Option Agreement on the Sombrero Project, Auryn has completed a large regional stream sediment sampling (BLEG/Geochem) program, along with more focused programs on the Sombrero Project including; mapping, soil sampling, rock grab sampling, trenching and geophysical surveys. This work has resulted in the identification of widespread skarn-style mineralization in the “original” southern part of the Sombrero Project. Extensive zones of Fe +/- Cu and Au exoskarn and endoskarn have been mapped and sampled throughout Sombrero Main – Corrales area in the southern part of the Sombrero Project, which has been the focus of recent work. A complete intrusive-skarn (exoskarn and endoskarn) system is exposed by erosion in the north wall of a steep canyon at the Good Lucky prospect located approximately 6km north northeast of the Sombrero Main area. In addition, recent work by Auryn has identified new zones of jasperoid and skarn mineralization and, significantly, porphyry-style alteration at the Totora and Uchuy prospects, located approximately 5km northwest of the Good Lucky prospect, as well as Cu-oxide with associated silver (Ag) mineralization at the Milpoc prospect, located 13km south of the Sombrero Main prospect.

Rock sampling highlights from the Sombrero Project’s prospect areas are as follows:

• Sombrero Main – Corrales area:	up to 193g/t Au and 16.0% Cu

• Good Lucky area:	up to 5.12g/t Au and 4.29% Cu

• Uchuy area:	up to 0.50g/t Au and 1.39% Cu

• Totora area:	up to 5.07g/t Au and 3.14% Cu

• Milpoc area:	up to 8.75% Cu and 101g/t Ag

Recent continuous channel sampling in the southern portion of the Sombrero Main area has identified significant zones of Cu-Au mineralization (with <5m of dilution) including:

Trench 18-08:	234m of 0.28% CuEq (with some dilution) *

Including	60m of 0.29% Cu Equivalent (CuEq) *

and an additional	99m of 0.46% CuEq *

Trench 18-09:	177m of 0.23% CuEq (with some dilution),

Including	105m of 0.30% CuEq*

Trench 18-15:	22m of 0.53% CuEq and 0.92g/t Au Equivalent (AuEq)**

and an additional	50m of 0.34% CuEq and 0.59g/t AuEq**

Trench 18-16:	64m of 0.27% CuEq and 0.46g/t AuEq**

and an additional	66m of 0.28% CuEq and 0.49g/t AuEq**

Trench 18-18:	30m of 1.93% CuEq and 3.34g/t AuEq***

and an additional	54m of 0.34% CuEq and 0.60g/t AuEq***

and an additional	24m of 0.73% CuEq and 1.26g/t AuEq***

*	see Auryn Press Release dated June 19, 2018
**	see Auryn Press Release dated September 5, 2018
***	see Auryn Press Release dated September 26, 2018.

(“dilution” includes zones >5m in length averaging < 0.1g/t Au or 0.1% Cu)

(2017 and 2018 Copper Equivalent Grades calculated using metal prices of $1300/oz of Au and $3.28/lb of Cu)

•

3-D interpretation of historical and recent magnetics and Induced Polarization (IP) geophysical data indicates that (magnetic and chargeability) anomalies extend to depth below the mineralization exposed at surface. Additional geophysical surveying is warranted in order to evaluate areas beneath the extensive volcanic cover across the Property to outline possible zones of sulphide mineralization for drill testing.

•	There has been no drilling at the Sombrero Project to date. Drill testing of currently identified zones of mineralization and alteration is warranted.

•

The majority of the exploration work conducted to date at the Sombrero Project has been focused on the original Alturas claim block, which comprises a small portion at the south end of the current Sombrero Project. Additional exploration work comprising trenching and additional ground geophysics is warranted at the Sombrero Main target area, as well as at the Good Lucky prospect area, in order to properly define targets for eventual drill testing.

•

Stream sediment and soil sampling, and limited prospecting/rock sampling, has identified a number of compelling geochemical anomalies in the southern (Milpoc), central and northern portions of the Sombrero Project that warrant further exploration.

2019 Exploration

Highlights from the continuous channel sampling at the Fierrazo target include a combined width of mineralization of 232 meters of 0.55% copper equivalent (0.47% copper and 0.13 g/t gold) with a higher-grade internal interval of 40 meters of 1.26% copper equivalent (1.23% copper and 0.05 g/t gold). The sampling helped further validate the potential 7.5 kilometers of strike length of high-grade exoskarn targets at the Sombrero Main area.

SpinCo Sombrero analysed drill core from 8 historical drill holes, totalling 998 meters of drilling, from the Fierrazo target. Highlights included 116 meters of 0.58% CuEq (0.42% Cu and 0.24 g/t Au), 90.4 meters of 0.51% CuEq (0.48% Cu and 0.05 g/t Au) and 51 meters of 0.53% CuEq (0.43% Cu and 0.16 g/t Au). The results confirmed the copper-gold sulphide mineralization extends to depth underneath the area where surface channel sampling was conducted earlier in 2019.

Rock sampling at the Ccello prospect within the southern portion of the Sombrero district in southern Peru identified a 2-kilometer-by-1.5-kilometer high sulphidation alteration system. Highlights from the rock sampling program include silver values of 981 g/t, 72.1 g/t, 64.4 g/t, 40.6 g/t, 26.6 g/t and 20.5 g/t.

(2019 Copper Equivalent Grades calculated using metal prices of $1300/oz of Au and $3.00/lb of Cu)

Sample Preparation, Analyses and Security

The following section describes the sampling techniques, analytical procedures and sample security measures employed by Auryn during the execution of recent geochemical sampling programs at the Sombrero Project. Unless otherwise stated, all samples were analysed at ALS Laboratories in Lima, Peru. ALS is an internationally recognized analytical company with ISO accreditation and is fully independent of both Auryn and APEX. All sampling was conducted under the supervision of SpinCo Sombrero’s geologists.

Soil Sampling

Gold in the 2016 soil samples was determined by an aqua regia extraction (50g sample) followed by an ICP-MS finish (Au-TL44 method). In addition, a multi-element ICP package (also following an aqua regia digestion) was performed on the samples.

Auryn utilizes digital data collection procedures that automatically integrate GPS sample site coordinates with sample (and sample site) descriptive information entered by the sampler. In addition, the system allows for the scanning of sample tag bar codes and virtually eliminates potential issues related to manual data entry. Individual soil samples comprised the collection of approximately 1kg of soil that was placed in individual paper sample bags marked with their respective sample numbers and into which a portion of the sample tag was placed (see above for Auryn’s sampling protocol). Samples were closed and secured in the field and were later catalogued and packaged for shipping to the laboratory in Lima in rice sacks with security seals attached. Sample shipments were sent to ALS in Lima by commercial carriers and security seal numbers and conditions were confirmed upon receipt of the shipments at the laboratory.

Rock (Grab) Sampling

All of the 2016 and 2017 rock samples were submitted to ALS Laboratories in Lima, Peru, for analysis. Gold in the 2016-18 rock samples was determined by a standard 30g fire assay (with an ICP finish) and a standard. Samples of obvious mineralization were assayed by fire assay with a gravimetric finish. The multi-element ICP geochemical analysis for the 2016 and 2017 rock samples was completed following aqua regia digestion whereas the 2018 rock samples were analysed following a 4-acid digestion.

Trench Sampling

The current trench sampling database includes 2473 samples. All of the 2016 and 2018 trench samples were submitted for analysis at ALS Laboratories in Lima, Peru. ALS is an internationally recognized analytical company with ISO accreditation and is fully independent of both Auryn and APEX. All of the samples were sent for gold fire assay with an atomic absorption (AA) finish. A 50g charge was assayed from each of the 2016 samples and a 30g charge was assayed from each of the 2018 samples. In addition, a multi-element ICP analysis was performed on all samples with the 2016 samples undergoing an aqua regia digestion and the 2018 samples undergoing a 4-acid digestion. When the multi-element ICP results received were greater or near 10,000g/t Cu, Zn or Pb, the assay was repeated with ore grade 4-acid digestion.

Data Verification

The following section details the QA/QC program employed by Auryn for the exploration program completed during 2016 to 2019, as well as the extent to which the author has verified the information with the Auryn exploration datasets.

Non-Analytical Data Verification

For non-analytical field data, Auryn has instituted protocols to ensure data integrity. Auryn utilizes digital data collection procedures that automatically integrate GPS sample site coordinates with sample (and sample site) descriptive information entered by the sampler. In addition, the system allows for the scanning of sample tag bar codes and virtually eliminates potential data input errors. The procedures employed are considered reasonable and adequate with respect of ensuring data integrity.

Analytical Data Verification

In reviewing the historical (pre-Auryn) and recent exploration work at the Sombrero Project, the author was able to examine archived analytical certificates for stream sediment, soil, rock grab and rock channel samples. There were no significant differences with respect to Auryn’s databases and the archived analytical certificates. In the opinion of the author of this report, industry standard procedures have been used that are acceptable for ensuring the accuracy of all analytical data pertaining to exploration work conducted by Auryn.

Quality Assurance and Quality Control

Quality assurance sampling provides evidence to demonstrate that a project’s assay data is sufficiently precise and accurate to allow for confidence in any subsequent use of that data, including and especially for, resource estimation. Quality control consists of procedures used to ensure that an adequate level of quality is maintained in the process of collecting, describing, preparing, assaying and documenting the exploration samples. In general, QA/QC programs are designed to prevent or detect contamination and allow assaying (analytical) precision (repeatability) and accuracy to be quantified. In addition, a QA/QC program can disclose the overall sampling-assaying variability of the sampling method itself.

Mineral Processing and Metallurgical Testing

No metallurgical test work has yet been conducted on materials from the Sombrero Project.

Mineral Resource Estimates

There are currently no mineral resource or reserve estimates for the Sombrero Project.

Conclusion and recommendations

Based upon the author’s site visit and the results of the exploration work discussed in the Sombrero Technical Report, it is the opinion of the author that the Sombrero Project is a “Property of Merit” warranting significant continued exploration work including work at Minas Nioc, Good Lucky, Fierrazo, Totora, Uchuy, and Milpoc. The estimated cost of the recommended work programs at the Sombrero Project is $8.19 million, a tabulated summary of which is provided in Table 7.

Table 7 – Estimated Expenditure Requirements for Recommended Exploration Work

Additional Fieldwork
Drone Orthophoto & DEM Survey	$100,000
Soil Sampling	$400,000
Prospecting (Rock Sampling)	$100,000
Geological Mapping & Consulting	$100,000
Geophysical Surveying (Mag and IP) and Interpretation	$500,000
Trenching & Trench Sampling	$400,000

Drilling	Total (m)	Estimated Al-in Cost
Drilling – Sombrero Main (Corrales-Sombrero, Minas Nico, Fierrazo)	10,000	$350/m	$3,500,000
Drilling – Good Lucky prospect	2,500	$350/m	$875,000
Drilling – Other Targets (Uchuy, Totora, Milpoc)	2,500	$350/m	$875,000

Administrative/General
Administration and Project Management			$150,000
Bonding / Permitting / Environmental Studies			$150,000
Earthwork / Reclamation (access roads/drill pads)			$75,000
Property Maintenance & Payments			$208,000

sub-total			$7,433,000
Contingency			$754,500

Grand Total			$8,187,500

In addition to certain general and administrative costs, such as the required payment of approximately $219,000 in concession maintenance fees, there are still large areas throughout the Sombrero Project that require basic exploration work. Additional prospecting (rock sampling) and geological mapping is required in several areas in the northern part of the Sombrero Project. Regional soil sampling programs are warranted to expand the extensive sampling completed in the southern part of the Sombrero Project, as well as extending the sampling at the Good Lucky – Totora – Uchuy corridor and the sampling to the south, at the Milpoc prospect.

Additional work is also required at the known prospect areas to evaluate and potentially expand the currently identified areas of alteration and mineralization. Additional trenching is required at the Sombrero Main – Corrales prospect areas, as well as at the Good-Lucky prospect. Most importantly, a significant expansion of ground geophysical work (magnetics and IP) is required in order to define targets for drill testing, particularly in areas where recent volcanic deposits cover the prospective intrusions and their host sedimentary rocks.

The recommended work program also includes a significant amount of drilling at the Sombrero Main – Corrales area as well as the Good Lucky prospect. Initial drill testing of these areas/prospects is warranted at this time based upon current exploration results and is not contingent upon the results of the recommended fieldwork programs discussed above. Initial drill testing of the Sombrero Main – Corrales area will require a program on the order of 10,000m comprising 35 holes drilled to depth of between 250-300m in order to test the full depth extent of IP anomalies. Similarly, a drill program on the order of 2,500m comprising 8-10 holes drilled to depth of between 250-300m is recommended for the initial drill testing of the Good Lucky prospect. Drilling of 8-10 holes between 250-300m at Uchuy, Totora, and Milpoc is recommended to test the results obtained.

As discussed above, the estimated cost of the recommended work programs, including general and administrative items and a contingency, is approximately $8.19 million. All of the items discussed above and listed in Table 7, as recommended in the Sombrero Technical Report, continue to be warranted as at the date of the AIF and none is contingent upon the results of any of the others. As a further recommendation, it would be prudent for Auryn to plan on second phase of work comprising additional trenching and drilling of 20,000m – 30,000m likely to cost in excess of $9 million. However, this work would be conditional and would be based upon the results of the first phase of work.

Mining in Peru

Peru has an established legal framework for the exploration development and processing of its mineral resources. The legal regime is based on statute which requires strict compliance with its requirements but is not dependent on administrative discretion. The right to explore, extract and process minerals takes the form of mining and processing concessions. The rights and obligations of concession holders are contained in the General Mining Law. Mining is a major contributor to the Peruvian economy and there are some 200 operating mines in the country.

The General Mining Law determines the terms and conditions under which mining activities are allowed, including the manner in which mining rights can be obtained or lost. Concessions may be granted for metallic and nonmetallic minerals. The same mining concession is valid for exploration and for exploitation so there is no conversion procedure per se. Concessions are granted on a first-come first-served basis with a provision for auction if simultaneous claims are made. The law requires that the proposed mining areas free be of restrictions that the applicant is clearly identified and is capable to carry out the proposed activities. The applicant must pay an application and license fees. The process is managed by the Peruvian mining and geology institute. (INGEMET) Applications are publicly disclosed and processed in the order in which they were filed. There is constitutional protection of property rights in the General Mining Law which gives the concession holders clear and secure title. Mining concessions have an indefinite term provided that a minimum annual level of production or investment is met or an annual concession fee is paid in lieu.

In Peru the state retains ownership of all subsurface land and mineral resources. The ownership of extracted mineral resources is that of the holder of the mining concession. There are administrative procedures which mining concession holders must follow to gain access to the surface of privately owned land. Peru requires that mining concession-holders secure an agreement with the owners of the surface land or establish an easement for mining purposes. Expropriation procedures of surface rights are possible. Mining rights are generally transferable by their holders without restriction or requirements other than that the transaction is registered with the public mining register. Mining concessions are granted in areas where there may be limits on the size of concessions, from 100 ha to up to 10,000 ha. It is a general requirement that a concession be placed into commercial production within 10 years otherwise the holder must pay a penalty in order to maintain its mining right. The sale of mineral products is generally unrestricted. Even though they are not specifically regulated by Peruvian law, royalties (NSR and other, though NSR royalties are more commonly agreed) may be granted over mining concessions.

There are no restrictions or special requirements applicable to foreign companies or individuals regarding the holding of mining concessions in Peru unless the foreign investor seeks to acquire title or possession of certain assets (mining concessions included) located within 50 kilometers of Peru’s borders, in which case it will need a specific governmental approval for doing so.

Peru has a regime of environmental laws which establish the environmental guidelines and principles applicable to particulate emissions, water quality, expiration, tailings water discharge, and similar requirements. Any mine development project requires an approved environmental impact study which incorporates technical environmental and social matters. As a general rule, Peruvian environmental regulations provide that holders of mining activities are obliged to preserve the environment in a sustainable way in the time they are carried out. If any damage is caused while conducting mining activities, the respective party will be held liable. Peruvian law further sets fort that all constructions, works, services and other activities that may potentially cause environmental damages, must be carried out under an adequate environmental certification, which should describe the most relevant environmental aspects of the activity, the expected environmental impacts that might arise there from and the implementation of the necessary measures to avoid or reduce the possible damages to acceptable standards. Its process of approval usually involves public hearings.

Given that Peru is a signatory to Indigenous and Tribal Peoples Convention, 1989 of the International Labour Organization Convention, (also known as ILO-convention 169), means that if the footprint of any project (regardless of its stage) overlaps areas controlled by a peasant and indigenous community which collective rights could be affected with the activities to be performed, the Peruvian Government should carry-on a “previous consultation proceeding” information and asking the relevant community’s opinion, the same that is not binding, as the final decision on the authorization of the project relies with the Peruvian Government.

Peru Taxation

There is a generally a 29.5% rate of tax on income and dividends are taxed at the rate of 5%. Peru’s mining taxation system can be considered progressive in that tax rates will increase if the profitability of a project increases due to favourable price or cost conditions. As well, if profitability decreases as a consequence of downward movement in the price of minerals or an unexpected crease in costs the taxation rate decreases. Some mining companies sign a stabilization agreement which applies an additional 2% income tax for combined 31.5% but provides for more certainty when profits increase. The accounts for income tax purposes of different mining projects owned by the same company may be consolidated so that losses from one project can be offset against profits from another.

Capital gains are taxed at the normal income tax rate of 29.5%. The transfer of assets will be deemed made at their “fair market” value. Peruvian Revenue Authorities are entitled to “adjust”, for tax purposes, the value at which assets are transferred if they do not meet this “fair market” rule.

Mining companies must also pay to the Peruvian Government: (a) a “Mining Royalty” as consideration for the exploitation of metallic and non-metallic natural resources, which is calculated based on the quarterly sales revenues from metallic and non-metallic mineral resources at marginal rates ranging from 1% to 12%. A minimum royalty equivalent to 1% of the company´s quarterly sales is applicable; (b) the “Special Mining Tax” on the operating profit of metallic resources based on a sliding scale, with progressive marginal rates ranging from 2% to 8.4%; and, (c) the “Contribution to the Additional Mining Retirement Fund (FCJMMS by its Spanish acronym)”, which is equivalent to 0.5% of their net taxable income.

The tax regime permits accelerated depreciation for expiration expenses and tax losses may be carried forward for four years. There is also a requirement that employee compensation include sharing of at least 8% of mining profits.

No special taxes or registration requirements are imposed on foreign-owned companies and foreign investment is treated as equal to domestic capital (which, among other, guarantees the free remission of capital to, and from Peru), unless the foreign investor seeks to acquire title or possession of certain assets (mining concessions included) located within 50 kilometers of Peru’s borders, in which case it will need a specific governmental approval for doing so.

An 18% Value Added Tax applies to the following transactions: (i) sale of movable goods within Peru; (ii) services performed or utilized within Peru; (iii) construction contracts; (iv) first sale of real estate by constructors; and, (v) import of goods. VAT paid, among others, upon acquisition of goods and services can be deducted by taxpayers from VAT related to the sale of their finished products or services (Peruvian companies must declare and pay VAT with the tax authorities on a monthly basis). Export operations are not subject to VAT.

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

Pursuant to the terms of the Capitalization Agreement, assuming completion of the Reorganization Arrangement it is anticipated that SpinCo Sombrero will have available cash of approximately $4.4 million.

Principal Purposes

The following table summarizes expenditures anticipated by SpinCo Sombrero required to achieve its business objectives during the 12 months following completion of the Reorganization Arrangement (see in this Appendix “G” – “Business Objectives and Milestones”, which follows).

Principal Purpose	Amount (in $ millions)
Project expenditures on the Sombrero Project	$2.1
Project expenditures on scheduled option payments	$0.5
General & administrative expenses for 12 months and working capital	$1.8

Total:	$4.4

SpinCo Sombrero intends to spend the funds available to it as stated in the table above. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary for SpinCo Sombrero to achieve its objectives or to pursue other exploration and development opportunities. See “Risk Factors”.

BUSINESS OBJECTIVES AND MILESTONES

With the funds available to it as described above under the heading “Available Funds and Principal Purposes”, SpinCo Sombrero intends to complete the following objectives and the milestones associated with attaining those objectives:

Objective	Milestones	Timing

Continue exploration of the Sombrero Project	Completing drill targeting	Ongoing
	Obtaining drill permits	Ongoing
Identifying and investigating additional high-quality assets for its exploration	Project investigation on potential targets	Ongoing

SELECTED FINANCIAL INFORMATION

Financial Statements

Upon completion of the Reorganization Arrangement, the Sombrero Project will form the primary business of SpinCo Sombrero. As a result, included as Appendix “J” to this Circular are the audited carve-out financial statements in respect of the SpinCo Sombrero Project, including all properties related thereto (referred to in the financial statements as “mineral properties”) for the financial years ended December 31, 2019, and December 31, 2018, comprised of carve-out statements of financial position as at December 31, 2019, and December 31, 2018, carve-out statements of loss and comprehensive loss, carve-out statements of cash flows, carve-out statements of changes in Net Parent Investment, and notes to such carve-out statements for the years ended December 31, 2019, and December 31, 2018.

Also included as Appendix “J” to this Circular are the carve-out interim financial statements in respect of the SpinCo Sombrero Project, including all properties related thereto (referred to in the financial statements as “mineral properties”) for the financial periods ended June 30, 2020, and June 30, 2019, comprised of carve-out statements of financial position as at June 30, 2020, and June 30, 2019, carve-out statements of loss and comprehensive loss, carve-out statements of cash flows, carve-out statements of changes in Net Parent Investment, and notes to such carve-out statements for the periods ended June 30, 2020, and June 30, 2019.

Included as Appendix “J”, the financial statements of SpinCo Sombrero were prepared in accordance with International Financial Reporting Standards.

Included as Appendix “J” to this Circular are the unaudited pro forma financial statements of SpinCo Sombrero in respect of SpinCo Sombrero after giving effect to the Reorganization Arrangement and the acquisition by SpinCo Sombrero of the SpinCo Sombrero Project and which are comprised of: a pro forma statement of financial position as at June 30, 2020, that gives effect to the Reorganization Arrangement as if it had taken place on June 30, 2020; a pro forma statement of comprehensive loss for the year ended December 31, 2019, that gives effect to the Reorganization Arrangement as if it had taken place on January 1, 2019; and notes to the pro forma financial statements.

Selected Pro-Forma Financial Statement Information

The following tables set out selected pro forma financial information for SpinCo Sombrero that give effect to the Reorganization Arrangement as at June 30, 2020, in the statement of financial position and as of January 1, 2019, in the statement of comprehensive loss, all of which is qualified by the more detailed information contained in the unaudited pro forma financial statements of SpinCo Sombrero included as Appendix “J” to this Circular.

1258618 B.C. Ltd.

Selected Pro-Forma Financial Statement Information

Unaudited Pro-Forma Statement of Financial Position

as at June 30, 2020

Assets
Current Assets
Cash and cash equivalents	$4,425,827
Other current assets	$237,814

Total Current Assets	$4,663,641

Mineral Property Interests	$1,388,957

Total Assets	$6,052,598

Liabilities and Shareholders’ Equity
Total current liabilities	$73,561
Total shareholders’ equity	$5,979,037

Total Liabilities and Shareholders’ Equity	$6,052,598

1258618 B.C. Ltd.

Selected Pro-Forma Financial Statement Information

Unaudited Pro-Forma Statement of Comprehensive Loss for the Year Ended December 31, 2019

Expenses
Exploration and evaluation costs	$2,457,466
Fees, salaries and other employee benefits	$74,494
Legal and professional fees	$12,295
Office and administration	$42,795

Total Expenses	$2,587,050

Other Expenses
Foreign exchange loss (gain)	$9,731

Loss for the period	$2,596,781

Basic and diluted loss per common share	$0.01

Weighted average number of common shares outstanding	108,000,000

Significant Acquisitions and Significant Dispositions

Other than the acquisition of the Sombrero Project, which includes Auryn’s interest in Sombrero Property mineral property interests, SpinCo Sombrero has made no significant acquisitions or dispositions since incorporation. See in this Appendix “G” “General Development of the Business”.

Results of Operations

For the period ended September 3, 2020, SpinCo Sombrero has undertaken no activities since its incorporation on July 23, 2020.

SpinCo Sombrero has no source of revenue, income or cash flow. It is, as of the date of this MD&A, wholly dependent upon its sole shareholder, Auryn, for advance of funds.

Transactions with Related Parties

SpinCo Sombrero will be party to the Capitalization Agreement pursuant to which it acquired the Sombrero Project (see in this Appendix “G”, “General Development of the Business”, “Promoters” and “Interests of Management and Other in Material Transactions”).

As at the date of the Circular, SpinCo Sombrero is Auryn’s wholly-owned subsidiary and all the directors and certain officers of SpinCo Sombrero are also the directors and officers of Auryn. See in this Appendix “G”, “Directors and Executive Officers”.

Proposed Transactions

Other than the Reorganization Arrangement and the transactions proposed to be completed prior thereto, as at the date of this MD&A, SpinCo Sombrero has no proposed asset or business acquisitions or dispositions.

Disclosure of Outstanding Share Data

SpinCo Sombrero has one class of shares outstanding, being common shares without par value (as previously defined herein, the “SpinCo Sombrero Shares”). As at the date of this Circular, one SpinCo Sombrero Share was issued and outstanding. On completion of the Reorganization Arrangement, SpinCo Sombrero will have a number of shares equal to the number of Auryn Shares immediately prior to the Effective Date (approximately 108 million).

As of the date hereof, SpinCo Sombrero has not granted any incentive stock options or issued any convertible securities, except it is obligated to Auryn to issue it shares on a one-for-one basis in the event that any or all of the 500,000 Auryn Warrants are exercised so that the holder of these warrants will receive the same consideration had he exercised the Auryn Warrants immediately prior to the Effective Date.

Business Risks and Uncertainties

See in the Circular, “Risk Factors” (other than “Risk Factors Associated with the Reorganization Arrangement” as these will not be relevant as no shares of SpinCo Sombrero will be issued unless the Reorganization Arrangement is completed).

Contractual Obligations

SpinCo Sombrero presently has no contractual obligations other than as described under “Capitalization Agreement” and in respect of its mineral project requirements, see “SpinCo Sombrero Properties”.

The Capitalization Agreement provides that SpinCo Sombrero shall indemnify Auryn and its subsidiaries from and against all losses suffered or incurred by Auryn or its subsidiaries as a result of or arising, directly or indirectly, out of or in connection with, the SpinCo’s Indemnified Liability (as defined in Appendix “A” to the Circular), provided that such obligations of SpinCo Sombrero shall expire and be terminated one year after the Effective Date. See in this Appendix “G”, “Risk Factors – SpinCo Sombrero Indemnified Liability Risk”.

Financial Instruments and Risk Management

See Note 9 to SpinCo Sombrero’s audited financial statements for the period ended December 31, 2019, which are attached as Appendix “G” to, and form part of, this Circular

Off-Balance Sheet Arrangements

SpinCo Sombrero does not have any off-balance sheet arrangements.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

SpinCo Sombrero’s authorized share capital consists of an unlimited number of common shares without par value, of which one SpinCo Sombrero Share (held by Auryn) is issued and outstanding as fully paid and non-assessable as of the date of the Circular. Assuming completion of the Reorganization Arrangement pursuant to its terms, approximately 108 million SpinCo Sombrero Shares will be issued and outstanding as fully paid and non-assessable on completion of the Reorganization Arrangement, all of which will be distributed to the Auryn Shareholders. Up to a further 500,000 SpinCo Sombrero Shares are issuable if all of the 500,000 Auryn Warrants are exercised after the Effective Date. In that event SpinCo Sombrero will receive additional cash proceeds of up to $100,000 for issuance of 500,000 additional SpinCo Sombrero Shares.

SpinCo Sombrero Shares

SpinCo Sombrero Shares are not subject to any future call or assessment and do not have any pre-emptive, conversion or redemption rights, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the SpinCo Sombrero Shares, all of which rank equally as to all benefits which might accrue to the holders of the SpinCo Sombrero Shares. All holders of SpinCo Sombrero Shares are entitled to receive a notice of any general meeting to be convened by SpinCo Sombrero. At any general meeting of SpinCo Sombrero, every Shareholder has one vote for each SpinCo Sombrero Share of which he or she is the registered owner. Voting rights may be exercised in person or by proxy.

The holders of SpinCo Sombrero Shares are entitled to share pro rata in any: (i) dividends if, as and when declared by the SpinCo Sombrero Board, and (ii) such assets of SpinCo Sombrero as are distributable to shareholders upon liquidation of SpinCo Sombrero. All SpinCo Sombrero Shares outstanding upon completion of the Reorganization Arrangement will be fully paid and non-assessable.

SpinCo Sombrero Warrants and Options

As of the date of this Circular, SpinCo Sombrero does not have any share purchase warrants or share purchase options outstanding. SpinCo Sombrero is obligated to issue up to 500,000 SpinCo Sombrero Shares in the event that the holder of the 500,000 Auryn Warrants elects to exercise all or some of them. In that event, SpinCo Sombrero will receive cash proceeds of $0.20 per SpinCo Sombrero Share issued.

DIVIDENDS

SpinCo Sombrero has not paid dividends since its incorporation. While there are no restrictions precluding SpinCo Sombrero from paying dividends, it has no source of cash flow and anticipates using all available cash resources toward its stated business objectives. At present, SpinCo Sombrero’s policy is to retain earnings, if any, to finance its business operations. The SpinCo Sombrero Board will determine if and when dividends should be declared and paid in the future based on SpinCo Sombrero’s financial position at the relevant time.

CONSOLIDATED CAPITALIZATION

The following table sets out the share and loan capital of SpinCo Sombrero. The table should be read in conjunction with the unaudited pro-forma financial statements attached as Appendix “J” to this Circular as well as with the other disclosure contained in this Appendix “G” and in the Circular. See also in this Appendix “G”, “Description of Securities Distributed” and “Prior Sales”.

Capital	Authorized	Amount outstanding as of the date of the Circular(1)	Amount outstanding assuming completion of the Reorganization Arrangement(2)(3)
SpinCo Sombrero Shares	Unlimited	1	108,000,000
Long term debt	N/A	Nil	Nil

Notes:

(1)	There have been no “Prior Sales” of SpinCo Sombrero securities.
(2)	Represents the estimated number of Auryn Shares outstanding as of the Effective Date.
(3)	This number would increase by up to 500,000 if all the Auryn Warrants were exercised prior to the Effective Date.

PRIOR SALES

As of the date of this Circular, SpinCo Sombrero has not issued any shares, other than the one share held by Auryn. On the Effective Date, it is expected that approximately 108,000,000 SpinCo Sombrero Shares will be outstanding pursuant to the Reorganization Arrangement (assuming no Auryn Warrants are exercised between the date of this Circular and the Effective Date).

MARKET FOR SECURITIES

SpinCo Sombrero has no immediate intention to pursue an application for the listing of the SpinCo Sombrero Shares on any stock exchange. There can be no assurances as to if, or when, the SpinCo Sombrero Shares will be listed or traded on a Canadian stock exchange, or any other stock exchange.

As at the date of the Circular, there is no market through which the SpinCo Sombrero Shares to be distributed pursuant to the Reorganization Arrangement may be sold and Auryn Shareholders may not be able to resell the SpinCo Sombrero Shares to be distributed to them pursuant to the Reorganization Arrangement. This may affect the pricing of the SpinCo Sombrero Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the SpinCo Sombrero Shares, and the extent of issuer regulation.

ESCROWED SHARES

SpinCo Sombrero does not have any of its securities subject to escrow or contractual restrictions on transfer, nor will it upon completion of the Reorganization Arrangement.

PRINCIPAL SECURITYHOLDERS

As of the date of the Circular, Auryn holds 100% of the issued SpinCo Sombrero Shares. Assuming completion of the Reorganization Arrangement and to the knowledge of SpinCo Sombrero’s directors and officers, no person will beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the then issued SpinCo Sombrero Shares except Goldcorp Inc., a wholly-owned subsidiary of Newmont Corporation which will own 11,124,228 (10.27%).

DIRECTORS AND EXECUTIVE OFFICERS

As at the date of the Circular, the directors of SpinCo Sombrero are also directors of Auryn, SpinCo Sombrero’s sole shareholder. The directors of SpinCo Sombrero will be elected annually at each annual general meeting of the SpinCo Sombrero shareholders and will hold office until the next annual general meeting unless a director’s office is earlier vacated in accordance with the Articles of SpinCo Sombrero or he becomes disqualified to serve as a director. As at the date of the Circular, the directors and executive officers of SpinCo Sombrero hold no SpinCo Sombrero Shares. Assuming completion of the Reorganization Arrangement and, given the one for one issuance of SpinCo Sombrero Shares contemplated on the Reorganization Arrangement, the number of SpinCo Sombrero Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by all of the directors and officers of SpinCo Sombrero as a group as at the date of the Circular, the number and percentage of SpinCo Sombrero Shares that will be beneficially owned, directly or indirectly, or over which control or direction will be exercised by all of the directors and executive officers of SpinCo Sombrero as a group will be the same as disclosed in the Circular for Auryn. See in the Circular, “The Meeting – Auryn Voting Agreements”.

The names, province or state and country of residence, positions and offices, and principal occupations of each of the directors and executive officers of SpinCo Sombrero as of the Effective Date are as follows:

Name and place of residence	Principal occupation(4)	Percentage of shares owned
Ivan James Bebek Chief Executive Officer and Director British Columbia, Canada	Executive Chairman & Director of Auryn; Co-Chairman & Director of Torq Resources Inc.	4.7%

Shawn Wallace Executive Chairman and Director British Columbia, Canada	President, CEO & Director of Auryn; Co-Chairman & Director of Torq Resources Inc.; Director of Galiano Gold Inc. (formerly Asanko Gold Inc.); Past Chairman and CEO of Galiano Gold Inc.	2.7%

Steve Cook(1)(2)(3) Director British Columbia, Canada	Director of Auryn; Director of Torq Resources Inc.; Practicing tax partner at law firm of Thorsteinssons LLP; Principal at SM Cook Legal Services Law Corporation; Past Director of Cayden; Past Director of Skeena Resources Ltd.; Past Director of SnipGold Corp.	1.0%

Gordon J. Fretwell(1)(2)(3) Director British Columbia, Canada	Lead Director of Auryn; Solicitor of Gordon J. Fretwell Law Corporation; Director of Galiano Gold Inc. (formerly Asanko Gold Inc.); Director & Secretary of Canada Rare Earth Corporation; Secretary of Oracle Energy Corp.; Secretary of Sokoman Iron Corp.; Secretary or Meritus Minerals Ltd.; Secretary of Quadro Resources Corp.; Secretary of Benton Resources Inc.; Secretary at Bell Copper Corporation; Secretary at Organimax Nutrient Corp.; Past Director & Secretary of Quartz Mountain Resources; Past Director of Norther Dynasty Minerals Ltd.; Past Director of Lignol Energy Corporation.	0.1%

Jeffrey R. Mason(1)(2)(3) Director British Columbia, Canada	Director of Auryn; Director of Torq Resources Inc.; Former Chair of the Board, and Interim CEO and President of Great Panther Mining Limited; Past Director of Amarc Resources Ltd.; Past Director of Libero Copper Corporation (formerly Libero Mining Corporation); Past Director of Hut 8 Mining Corp. (formerly Oriana Resources Corporation); Past Director of Red Eagle Mining Limited; Past Director and CFO of Nickel Creek Platinum Corp. (formerly Wellgreen Platinum Ltd.); The balance of Mr. Mason’s professional activities are spent providing financial and operations advisory consulting/employment services for mining, electrical power and construction.	0.8%

Antonio Arribas Director Texas, U.S.	Director of Auryn; Professor at the University of Texas; Past Professor at the Graduate School of Mineral Resource Sciences of Akita University, Japan; Adjunct Professor at the University of Michigan; Adjunct Professor at James Cook University in Townsville, Australia; Past Vice President Geoscience at BHP Billiton Minerals Exploration; Past Senior Manager Geosciences at Newmont Mining Corp.	0.17%

Notes:

(1)	The information as to principal occupation has been furnished by each director and/or officer individually.

(2)	Members of the Audit Committee are Messrs. Mason, Cook and Fretwell.
(3)	Members of the Corporate Governance and Nominating Committee are Messrs. Mason, Cook and Fretwell.
(4)	Members of the Compensation Committee are Messrs. Mason, Cook and Fretwell.

See in this Appendix “G” “Audit Committee” and “Corporate Governance – Board Committees”.

As at the date hereof, there are no SpinCo Sombrero Shares beneficially owned, directly or indirectly, or control or direction was exercised over those shares, by the directors and executive officers of SpinCo Sombrero. On the Effective Date, each of the directors and executive officers of SpinCo Sombrero will beneficially own, directly or indirectly, or control or direct one SpinCo Sombrero Share for each one Auryn Share held. It is expected that 9,351,741 SpinCo Sombrero Shares, or approximately 8.7% of the SpinCo Sombrero Shares outstanding on a non-diluted basis will be beneficially owned, directly or indirectly, or control or direction will be exercised over those shares, by the directors and executive officers of SpinCo Sombrero as a group.

Cease Trade Orders, Penalties, Sanctions or Bankruptcies

As at the date hereof, no director or executive officer of SpinCo Sombrero is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including SpinCo Sombrero ) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as described below, no director or executive officer of SpinCo Sombrero, or a shareholder holding a sufficient number of securities of SpinCo Sombrero to affect materially control of SpinCo Sombrero, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including SpinCo Sombrero) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of SpinCo Sombrero, or a shareholder holding a sufficient number of securities of SpinCo Sombrero to affect materially the control of SpinCo Sombrero, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Fretwell was a director of TSXV listed Lignol Energy Corporation (“Lignol”) from January 2007 to May 2015. Lignol went into receivership on August 22, 2014.

Jeffery Mason was a director since March 2015 of the online shoe retailer Shoes.com Technologies Inc., a private BC company, and was a director since September 2016 of certain of its wholly-owned private subsidiary companies, including Shoes.com, Inc., a Delaware company, and Onlineshoes.com, Inc., a Washington company, but was never a director of Shoeme Technologies Limited, a Canadian Federal private company (together, Shoeme Technologies Limited, Shoes.com Technologies Inc., Shoes.com, Inc. and Onlineshoes.com, Inc., the “Shoes Private Companies”). In September 2016, following the resignation of the prior chief financial officer, Mr. Mason assumed the role of interim chief financial officer of the Shoes Private Companies. Due in part to an increasing competitive landscape, the Shoes Private Companies became insolvent, and were not believed to be financeable. The boards of directors of the Shoes Private Companies determined that the interests of stakeholders would be best protected by placing the Shoes Private Companies into receivership in February 2017. Mr. Mason resigned as interim chief financial officer and director of the Shoes Private Companies in February 2017.

Mr. Mason was a director of Red Eagle Mining Corporation (“Red Eagle Mining”), a TSX listed company, commencing on Jan 1, 2010 continuing to his resignation on June 22, 2018. Subsequently, on November 9, 2018, the secured lenders gave default notice and a demand letter under the secured credit facility and advised of their intention to appoint FTI Consulting as receiver over Red Eagle Mining’s assets. Red Eagle Mining had negotiated a restructuring, announced August 24, 2018 under which the secured lenders would write off a significant part of their debt to enable Red Eagle Mining to recommence operations, but the restructuring was contingent upon a U.S.$38 million equity financing from Annibale SAC, personally guaranteed by its principal Fernando Palazuelo. Annibale defaulted on that commitment and as a result, the restructuring could not proceed.

The foregoing, not being within the knowledge of SpinCo Sombrero, has been furnished by the respective directors, executive officers and shareholders holding a sufficient number of securities of SpinCo Sombrero to affect materially control of SpinCo Sombrero.

Conflicts of Interest

Certain directors and officers of SpinCo Sombrero are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties, including Auryn. Such associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of SpinCo Sombrero may not be made available to SpinCo Sombrero, but rather may be offered to a company with competing interests. The directors and senior officers of SpinCo Sombrero are required by law to act honestly and in good faith with a view to the best interests of SpinCo Sombrero and to disclose any personal interest which they may have in any project or opportunity of SpinCo Sombrero, and to abstain from voting on such matters.

The directors and officers of SpinCo Sombrero are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and SpinCo Sombrero will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

SpinCo Sombrero was incorporated on July 23, 2020 and, accordingly, has not yet completed a financial year and has not yet developed a compensation program. Upon completion of the Reorganization Arrangement, it is anticipated that SpinCo Sombrero will establish a compensation committee (the “Compensation Committee”) which will recommend how directors will be compensated for their services as directors. The Compensation Committee is expected to recommend the granting of stock options in such amounts and upon such terms as may be recommended by the Compensation Committee and approved by the SpinCo Sombrero Board from time to time.

The Compensation Committee will also consider and make recommendations with respect to the compensation of the executive officers of SpinCo Sombrero. It is anticipated that all executive officers of SpinCo Sombrero will receive cash compensation and stock option grants in line with market practice for private reporting issuers in the same industry and market and of the same size as SpinCo Sombrero.

Long-Term Incentive Plan

SpinCo Sombrero does not have any long-term incentive plans.

Option-based Awards

Following completion of the Reorganization Arrangement, SpinCo Sombrero will not have any SpinCo Sombrero Options outstanding.

Pension Plan Benefits

SpinCo Sombrero does not have defined benefit or defined contribution plans.

Director Compensation

Upon completion of the Reorganization Arrangement, it is anticipated that SpinCo Sombrero will pay cash compensation to its directors in amounts paid to directors of comparable Canadian private reporting issuers for services rendered in their capacity as directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of the Circular, no director or executive officer of SpinCo Sombrero, or any associate of any of them, was indebted to SpinCo Sombrero.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

Board of Directors

National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with SpinCo Sombrero. A material relationship is a relationship which could, in the view of the SpinCo Sombrero Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with SpinCo Sombrero. Applying the definition set out in NI 52-110, the following members of the SpinCo Sombrero Board are independent Messrs. Mason, Cook and Fretwell. Ivan Bebek being the Chief Executive Officer and Shawn Wallace being the Executive Chairperson of SpinCo Sombrero are not independent.

The SpinCo Sombrero Board of Directors as a whole has responsibility for developing SpinCo Sombrero’s approach to: (i) financial reporting and internal controls; (ii) issues relating to compensation of directors, officers and employees; (iii) corporate governance issues and matters relating to nomination of directors; and (iv) administration of timely and accurate disclosure, confidentiality and insider trading policy, certain of which responsibilities are delegated to SpinCo Sombrero’s Audit Committee (see “Board Committees” and “Audit Committee” which follow).

The SpinCo Sombrero Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. The SpinCo Sombrero Board’s consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. The

SpinCo Sombrero Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on SpinCo Sombrero’s business in the ordinary course, managing SpinCo Sombrero’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The SpinCo Sombrero Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, where deemed necessary by the independent directors, the independent directors hold in-camera sessions exclusive of non-independent directors and members of management, which process facilitates open and candid discussion amongst the independent directors.

Other Directorships

Certain of the directors of SpinCo Sombrero are also directors of other issuers that are “reporting issuers” as that term is defined in and for the purposes of securities legislation, which positions are summarized as follows:

Name of Director	Other Reporting Issuers	Market	Position	From	To
Ivan James Bebek	Torq Resources Inc.	TSXV, OTCQX	Director and Co-Chairman	May 20, 2011	Present

Shawn Wallace	Torq Resources Inc.	TSXV, OTCQX	Director and Co-Chairman	May 20, 2011	Present

	Galiano Gold Inc.	TSX, NYSE.AM	Director	February 26, 2011	Present

Steve Cook	Torq Resources Inc.	TSXV, OTCQX	Director	August 12, 2011	Present

Gordon J. Fretwell	Galiano Gold Inc.	TSX, NYSE.AM	Director	February 24, 2004	Present

	Marimaca Copper Corp.	TSX	Director	January 26, 2009	Present

	Canada Rare Earth Corporation	TSX	Director	December 16, 2009	Present

	RE Royalties Ltd.	TSXV	Director	February 28, 2019	Present

Jeffrey R. Mason	Torq Resources Inc.	TSXV, OTCQX	Director	September 12, 2017	Present

	Great Panther Mining Limited	TSX, NYSE.AM	Director and Chairman	May 6, 2014	June 8, 2017

				June 7, 2018	February 20, 2020

Position Descriptions

Shawn Wallace is the Chair of the SpinCo Sombrero Board. The Chair of the SpinCo Sombrero Board will primarily be responsible for ensuring that the SpinCo Sombrero Board is functioning properly and that it is meeting its obligations and responsibilities to SpinCo Sombrero under the BCBCA. The responsibilities of the chairman of the Audit Committee are set out in the Audit Committee charter which is mandated by the SpinCo Sombrero Board. The SpinCo Sombrero Board has not adopted position descriptions and position descriptions and responsibilities will be determined as necessary and from time to time for each position.

Orientation and Continuing Education

As it was only recently incorporated, SpinCo Sombrero has not yet developed an official orientation or training program for new directors, and this has not, to date, been necessary as the directors of SpinCo Sombrero are also directors of Auryn and familiar with the role of a director of a publicly listed mineral resource company. However, going forward, new directors will be provided the opportunity to become familiar with SpinCo Sombrero by meeting with the other directors and with officers and employees. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the SpinCo Sombrero Board. Potential candidates will be provided with publicly available materials in order to acquaint themselves with SpinCo Sombrero, including recent press releases, financial reports and other relevant materials.

The SpinCo Sombrero Board encourages each of the directors to stay current on developing corporate governance requirements through continuous improvement and education. Directors are routinely provided information and publications on developing regulatory issues.

Ethical Business Conduct

SpinCo Sombrero will adopt a governance and ethical conduct policy and procedures manual substantially the same as Auryn. For information about these policies see the Circular.

Nomination of Directors

The SpinCo Sombrero Board has formed a Corporate Governance and Nominating Committee (the “CGNC”) comprised of Messrs. Mason, Cook and Fretwell for the purpose of identifying new candidates for election to the SpinCo Sombrero Board. The CGNC prepares a shortlist of potential candidates through discussion with respected financial, legal and commercial institutions and interviews the interested candidates. The key criteria include the following: (i) professional background and related qualifications; (ii) industry experience and relevant professional relationships; (iii) other board appointments; (iv) professional standing and reputation in the investment and mining communities; (v) membership of industry committees and (vi) particular technical or financial background depending on the mix of experience on the SpinCo Sombrero Board at that time.

The SpinCo Sombrero Board reviews the recommendations of the CGNC and makes the final determination about director nominations and appointments. Where appropriate, independent consultants are engaged to identify possible new candidates for the SpinCo Sombrero Board.

Board Mandate

The board of directors has not adopted a written mandate however it is required to monitor the management of the business and affairs of SpinCo Sombrero and to act with a view to the best interests of SpinCo Sombrero. The board of directors will oversee the development, adoption and implementation of SpinCo Sombrero’s strategies and plans.

Board Committees

The SpinCo Sombrero Board has appointed the CGNC (described above), the SpinCo Sombrero Audit Committee comprised of Messrs. Mason, Cook and Fretwell and upon completion of the Reorganization Arrangement, will establish its Compensation Committee comprised of Messrs. Mason, Cook and Fretwell. A description of the authority, responsibilities, duties and function of the SpinCo Sombrero Audit Committee can be found in this Appendix “G” under the heading “Audit Committee”, which follows.

Assessments

The SpinCo Sombrero Board does not consider that formal assessments would be useful at this stage of SpinCo Sombrero’s development. The SpinCo Sombrero Board, at least annually, will conduct informal assessments of the SpinCo Sombrero Board’s effectiveness, the individual directors and reports from each committee representing its own effectiveness. As part of the amendments, the SpinCo Sombrero Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable policies.

Audit Committee

Audit Committee Charter

The SpinCo Sombrero Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets, reliability of information, and compliance with laws. It is anticipated that the SpinCo Sombrero Board will adopt an Audit Committee Charter, substantially in the form attached to this Appendix “G” as Schedule “1”, mandating the role of the SpinCo Sombrero Audit Committee in supporting the SpinCo Sombrero Board in meeting its responsibilities to its shareholders.

Audit Committee Members

The Audit Committee will be comprised of at least three members, all of whom shall be Directors of SpinCo Sombrero. Whenever reasonably feasible members of the Audit Committee should be independent and shall have no direct or indirect material relationship with SpinCo Sombrero. If less than a majority of the SpinCo Sombrero Board are independent, then a majority of the members of the Audit Committee may be made of members that are not independent of SpinCo Sombrero, provided that there is an exemption in the applicable securities law, rule, regulation, policy or instrument (if any).

Relevant Education and Experience

All of the SpinCo Sombrero Audit Committee members are experienced businessmen with experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour. In addition, each of the members of the SpinCo Sombrero Audit Committee has knowledge of the role of an audit committee in the realm of reporting companies. Set out below is a description of the education and experience of each member of the SpinCo Sombrero Audit Committee that is relevant to the performance of her or his responsibilities as an audit committee member.

Jeffrey R. Mason	Mr. Mason is a Chartered Profession Accountant (CPA) with many years of experience in auditing, accounting, mining and service on audit committees and holds an Institute of Corporate Directors, Director designation (ICD.D).

Steve Cook	Mr. Cook is a semi-retired tax lawyer with many years of financial experience and service on audit committees.

Gordon Fretwell	Mr. Fretwell is a corporate lawyer with many years of experience serving on audit committees.

Pre-Approved Policies and Procedures for Non-Audit Services

SpinCo Sombrero’s Audit Committee Charter requires that management seek approval from the SpinCo Sombrero Audit Committee of all non-audit services to be provided to SpinCo Sombrero or any of its subsidiaries by SpinCo Sombrero’s external auditor, prior to engaging the external auditor to perform those non-audit services.

External Auditor Service Fees

Since SpinCo Sombrero’s incorporation on July 23, 2020, no fees, audit or otherwise, have been billed to SpinCo Sombrero by its auditor, Deloitte LLP, Chartered Professional Accountants.

Reliance on Exemption

As SpinCo Sombrero is an “IPO venture issuer” for purposes of applicable securities legislation, SpinCo Sombrero is relying on the exemption in Section 6.1 of NI 52-110 from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations).

RISK FACTORS

An investment in the securities of SpinCo Sombrero are highly speculative due to the high-risk nature of its business and the present stage of its development. Investors may lose their entire investment. The risks described below are not the only ones facing SpinCo Sombrero. Additional risks not currently known to SpinCo Sombrero, or that SpinCo Sombrero currently deems immaterial, may also impair SpinCo Sombrero’s operations. If any of the following risks actually occur, SpinCo Sombrero’s business, financial condition and operating results could be adversely affected.

Auryn Shareholders should consult with their professional advisors to assess the Reorganization Arrangement and their resulting investment in SpinCo Sombrero. In evaluating SpinCo Sombrero and its business and whether to vote in favour of the Reorganization Arrangement, Auryn Shareholders should carefully consider, in addition to the other information contained in the Circular and this Appendix “G” the risk factors which follow, as well as the risks associated with the Reorganization Arrangement (see in the Circular “The Meeting – Risks Associated with the Reorganization Arrangement”). These risk factors may not be a definitive list of all risk factors associated with the Reorganization Arrangement, an investment in SpinCo Sombrero or in connection with SpinCo Sombrero’s business and operations.

Coronavirus (COVID-19)

The current outbreak of novel COVID-19 and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact SpinCo Sombrero operations, and the operations of its suppliers, contractors and service providers and the ability to obtain financing.

No Stock Exchange Listing of SpinCo Sombrero Shares

The SpinCo Sombrero Shares are not currently listed on any stock exchange. Further, SpinCo Sombrero will not immediately seek a listing of its securities on a stock exchange upon closing the Reorganization Arrangement. There is no assurance when, or if, the SpinCo Sombrero Shares will be listed on any stock exchange. Until the SpinCo Sombrero Shares are listed on a stock exchange, shareholders of SpinCo Sombrero may not be able to sell their SpinCo Sombrero Shares. Even if a listing is obtained, ownership of SpinCo Sombrero Shares will involve a high degree of risk.

Qualification under the Tax Act for a Registered Plan

If the SpinCo Sombrero Shares are not listed on a designated stock exchange in Canada and the Election is not validly made on or before the due date for SpinCo Sombrero’s first income tax return or if SpinCo Sombrero does not otherwise satisfy the conditions in the Tax Act to be a “public corporation”, the SpinCo Sombrero Shares will not be considered to be a qualified investment for a Registered Plan from their date of issue. Where a Registered Plan acquires a SpinCo Sombrero Share in circumstances where the SpinCo Sombrero Share is not a qualified investment under the Tax Act for the Registered Plan, adverse tax consequences may arise for the Registered Plan and the annuitant under the Registered Plan, including that the Registered Plan may become subject to penalty taxes, the annuitant of such Registered Plan may be subject to a penalty tax or, in the case of a registered education savings plan, such plan may have its tax exempt status revoked.

Limited Business History and No History of Earnings

SpinCo Sombrero has only recently commenced operations and has no history of operating earnings. The likelihood of success of SpinCo Sombrero must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. SpinCo Sombrero has limited financial resources and there is no assurance that additional funding will be available to it for further operations or to fulfill its obligations under applicable agreements. There is no assurance that SpinCo Sombrero will ultimately generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

Unknown Environmental Risks for Past Activities

Exploration and mining operations incur risks of releases to soil, surface water and groundwater of metals, chemicals, fuels, liquids having acidic properties and other contaminants. In recent years, regulatory requirements and improved technology have significantly reduced those risks. However, those risks have not been eliminated, and the risk of environmental contamination from present and past exploration or mining activities exists for mining companies. Companies may be liable for environmental contamination and natural resource damages relating to properties that they currently own or operate or at which environmental contamination occurred while or before they owned or operated the properties. No assurance can be given that potential liabilities for such contamination or damages caused by past activities at the SpinCo Sombrero mineral interests do not exist.

SpinCo Sombrero Indemnified Liability Risk

Pursuant to the Arrangement Agreement, SpinCo Sombrero has covenanted and agreed that, following the Effective Time, it will indemnify Fury Gold from all losses suffered or incurred by Auryn as a result of or arising directly or indirectly out of or in connection with a SpinCo Sombrero Indemnified Liability (as such term is defined in this Circular).

Any liability of Auryn for Tax cannot be determined for certain at this time because Auryn’s tax liability will depend on the fair market value of the SpinCo Sombrero Shares on the Effective Date and other factors including, but not limited to, the other deductions or credits available to Auryn such as loss carry forwards in the taxation year of Auryn that includes the distribution of the SpinCo Sombrero Shares. A successful indemnification claim made by Auryn or its subsidiaries against SpinCo Sombrero pursuant to the Arrangement Agreement could have a material adverse effect on SpinCo Sombrero.

Sale of SpinCo Sombrero Shares by Auryn as Funding for its Canadian withholding tax obligations, if required

If Auryn determines that a deemed dividend will arise as a consequence of the Reorganization Arrangement, Auryn will be entitled to deduct and withhold from any consideration payable or otherwise deliverable to a Auryn Shareholder that is not resident in Canada for Canadian tax purposes (including the SpinCo Sombrero Shares) such amounts as Auryn is required, entitled or permitted to deduct and withhold under the Tax Act. To the extent that Auryn is required to deduct and withhold from consideration that is not cash, including the SpinCo Sombrero Shares, Auryn is entitled to liquidate such consideration to the extent necessary in order to fund its deduction, withholding and remittance obligations. Any such sales may negatively impact the trading price of the SpinCo Sombrero Shares where such shares are listed.

Acquisitions and Joint Ventures

SpinCo Sombrero will evaluate from time to time opportunities to acquire and joint venture mining assets and businesses. These acquisitions and joint ventures may be significant in size, may change the scale of SpinCo

Sombrero’s business and may expose it to new geographic, political, operating, financial and geological risks. SpinCo Sombrero’s success in its acquisition and joint venture activities will depend on its ability to identify suitable acquisition and joint venture candidates and partners, acquire or joint venture them on acceptable terms and integrate their operations successfully with those of SpinCo Sombrero. Any acquisitions or joint ventures would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of SpinCo Sombrero’s ongoing business; the inability of management to maximize the financial and strategic position of SpinCo Sombrero through the successful incorporation of acquired assets and businesses or joint ventures; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; dilution of SpinCo Sombrero’s present shareholders or of its interests in its subsidiaries or assets as a result of the issuance of shares to pay for acquisitions or the decision to grant earning or other interests to a joint venture partner; and the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that SpinCo Sombrero would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or joint ventures. There may be no right for shareholders to evaluate the merits or risks of any future acquisition or joint venture undertaken except as required by applicable laws and regulations.

Additional Financing and Dilution

SpinCo Sombrero plans to focus on exploring for minerals and will use its working capital to carry out such exploration. However, SpinCo Sombrero will require additional funds to further such activities. To obtain such funds, SpinCo Sombrero may sell additional securities including, but not limited to, its common shares or some form of convertible security, the effect of which would result in a substantial dilution of the equity interests of SpinCo Sombrero’s Shareholders.

There is no assurance that additional funding will be available to SpinCo Sombrero for additional exploration or for the substantial capital that is typically required in order to bring a mineral project to the production decision or to place a property into commercial production. There can be no assurance that SpinCo Sombrero will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

No Resources

To date, no mineral resources have been determined to exist on any of the mineral properties of SpinCo Sombrero.

Exploration Activities May Not be Successful

Exploration for, and development of, mineral properties involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, to complete a feasibility study and to construct mining and processing facilities at a site for extracting gold or other metals from ore. SpinCo Sombrero cannot ensure that its future exploration programs will result in profitable commercial mining operations.

Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define reserves that can be mined economically. Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. There have been no feasibility studies conducted in order to derive estimates of capital and operating costs including, among others, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold or copper from the ore, and anticipated environmental and regulatory compliance costs.

It is possible that actual costs and economic returns of future mining operations may differ materially from SpinCo Sombrero’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have an adverse impact on SpinCo Sombrero’s future cash flows, earnings, results of operations and financial condition.

Exploration Stage Operations

SpinCo Sombrero’s operations are subject to all of the risks normally incident to the exploration for and the development and operation of mineral properties. SpinCo Sombrero has implemented safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. SpinCo Sombrero maintains liability and property insurance, where reasonably available, in such amounts as it considers prudent. SpinCo Sombrero may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

Commodity Price Fluctuations and Cycles

Resource exploration is significantly linked to the outlook for commodities. When the price of commodities being explored declines investor interest subsides and capital markets become very difficult. The price of commodities varies on a daily basis and there is no proven methodology for determining future prices. Price volatility could have dramatic effects on the results of operations and the ability of SpinCo Sombrero to execute its business plan. The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. Fluctuations in supply and demand in various regions throughout the world are common. In recent years, mineral prices have fluctuated widely. Moreover, it is difficult to predict future mineral prices with any certainty. As SpinCo Sombrero’s business is in the exploration stage and as SpinCo Sombrero does not carry on production activities, its ability to fund ongoing exploration is affected by the availability of financing which is, in turn, affected by the strength of the economy and other general economic factors. SpinCo Sombrero’s current projects are primarily exposed to gold and copper prices.

Gold prices specifically are historically subject to wide fluctuation and are influenced by a number of factors beyond the control or influence of SpinCo Sombrero. Some factors that affect the price of gold include: industrial and jewellery demand; central bank lending or purchase or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold productions; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies. All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

Changes in Government Regulation

Changes in Peruvian government regulations or the application thereof and the presence of unknown environmental hazards on any of SpinCo Sombrero’s mineral properties may result in significant unanticipated compliance and reclamation costs. Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect SpinCo Sombrero.

SpinCo Sombrero may not be able to obtain all necessary licenses and permits that may be required to carry out exploration on any of its projects. Obtaining the necessary governmental permits is a complex, time consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation.

Risks Relating to Statutory and Regulatory Compliance

SpinCo Sombrero’s current and future operations, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. SpinCo Sombrero has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which SpinCo Sombrero may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis or at all, or that such laws and regulations would not have an adverse effect on any project which SpinCo Sombrero may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. SpinCo Sombrero may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. SpinCo Sombrero is not currently covered by any form of environmental liability insurance. See “Risk Factor – Insurance Risk”, below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on SpinCo Sombrero and cause increases in capital expenditures or require abandonment or delays in exploration.

Insurance Risk

SpinCo Sombrero is subject to a number of operational risks and may not be adequately insured for certain risks, including: accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labour disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the properties of SpinCo Sombrero, personal injury or death, environmental damage or, regarding the exploration activities of SpinCo Sombrero, increased costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on SpinCo Sombrero’s future cash flows, earnings, results of operations and financial condition. The payment of any such liabilities would reduce the funds available to SpinCo Sombrero. If SpinCo Sombrero is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

No assurance can be given that insurance to cover the risks to which SpinCo Sombrero’s activities are subject will be available at all or at commercially reasonable premiums. SpinCo Sombrero is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration activities is unavailable or prohibitively expensive. This lack of environmental liability insurance coverage could have an adverse impact on SpinCo Sombrero’s future cash flows, earnings, results of operations and financial condition.

Competitive Conditions

SpinCo Sombrero competes against other companies to identify suitable exploration properties. Competition in the mineral exploration business is intense, and there is a high degree of competition for desirable mineral leases, suitable prospects for drilling operations and necessary exploration equipment, as well as for access to funds. SpinCo Sombrero is competing with many other exploration companies possessing greater financial resources and technical facilities than that currently held by SpinCo Sombrero.

Property Commitments

SpinCo Sombrero’s mineral properties and/or interests may be subject to various land payments, royalties and/or work commitments. Failure by SpinCo Sombrero to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Political, Economic and Social Risks and Uncertainties

The Sombrero Project is located in Peru. Regardless of Peru’s progress in recent decades in restructuring its political institutions and revitalizing its economy, the country has a history of political and economic instability under both democratically elected and dictatorial governments, particularly through the 1980’s. SpinCo Sombrero believes that the current conditions in Peru are stable and conducive to conducting business, however, SpinCo Sombrero’s current and future mineral exploration, development and mining activities could be impacted by adverse political, social or economic developments. Adverse developments could include: widespread civil unrest and rebellion; the imposition of unfavourable government regulations on foreign investment, production and extraction, prices, exports, income taxes, environmental compliance or worker safety; or the expropriation of property.

Environmental Regulatory Risks

SpinCo Sombrero’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation and regulation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain exploration industry operations, such as from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Future legislation and regulations could cause additional expenses, capital expenditures, restrictions, liabilities and delays in exploration of any of SpinCo Sombrero’s properties, the extent of which cannot be predicted. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Climate Change

SpinCo Sombrero acknowledges climate change and that the increased regulation of greenhouse gas emissions (known as carbon taxes) may adversely affect SpinCo Sombrero’s operations and related legislation is becoming more stringent. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency.

Legal and Litigation Risks

All industries, including the exploration industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which SpinCo Sombrero may become subject could have a material adverse effect on SpinCo Sombrero’s business, prospects, financial condition, and operating results. Defense and settlement of costs of legal claims can be substantial.

Costs of Land Reclamation Risk

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which SpinCo Sombrero holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of SpinCo Sombrero.

Properties May be Subject to Defects in Title

SpinCo Sombrero has investigated its rights to explore and exploit its projects and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to SpinCo Sombrero’s detriment. There can also be no assurance that SpinCo Sombrero’s rights will not be challenged or impugned by third parties.

Some SpinCo Sombrero’s mineral claims may overlap with other mineral claims owned by third parties which may be considered senior in title to the SpinCo Sombrero mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. SpinCo Sombrero has not determined which, if any, of the SpinCo Sombrero mineral claims is junior to a mineral claim held by a third party.

Although SpinCo Sombrero is not aware of any existing title uncertainties with respect to any of its projects, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on SpinCo Sombrero’s future cash flows, earnings, results of operations and financial condition.

Key Personnel

SpinCo Sombrero’s senior officers are critical to its success. In the event of the departure of a senior officer, SpinCo Sombrero believes that it will be successful in attracting and retaining qualified successors but there can be no assurance of such success. Recruiting qualified personnel as SpinCo Sombrero grows is critical to its success. The number of persons skilled in the acquisition, exploration of mining properties is limited and competition for such persons is intense. As SpinCo Sombrero’s business activity grows, it will require additional key financial, administrative, mining and exploration personnel, and potentially additional operations staff. If SpinCo Sombrero is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of SpinCo Sombrero.

Risk of Amendments to Laws

Amendments to current Peruvian laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on SpinCo Sombrero and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Claims by Investors Outside of Canada

SpinCo Sombrero is incorporated under the laws of British Columbia and its head office is located in Vancouver, British Columbia. The majority of SpinCo Sombrero’s directors and officers, and some of the experts named herein, are residents of Canada or otherwise reside outside of the United States, and all of SpinCo Sombrero’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of United States federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside of Canada against those persons or SpinCo Sombrero.

Foreign Countries and Regulatory Requirements

SpinCo Sombrero has investment in properties and projects located in Peru. The carrying values of these properties and SpinCo Sombrero’s ability to advance development plans or bring the projects to production may be adversely affected by whatever political instability and legal and economic uncertainty might exist in such countries. These risks may limit or disrupt SpinCo Sombrero’s projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

There can be no assurance that industries which are deemed of national or strategic importance in countries in which SpinCo Sombrero has operations or assets, including mineral exploration, production and development, will not be nationalized. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. Changes in policy that alter laws regulating the mining industry could have a material adverse effect on SpinCo Sombrero. There can be no assurance that SpinCo Sombrero’s assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by an authority or body.

In addition, in the event of a dispute arising from foreign operations, SpinCo Sombrero may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. SpinCo Sombrero also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for SpinCo Sombrero to accurately predict such developments or changes in laws or policy or to the extent to which any such developments or changes may have a material adverse effect on SpinCo Sombrero’s operations.

Conflicts of Interest

Some of the directors and officers of SpinCo Sombrero are directors and officers of other companies, some of which are in the same business as SpinCo Sombrero. Some of SpinCo Sombrero’s directors and officers will continue to pursue the acquisition, exploration and, if warranted, the development of mineral resource properties on their own behalf and on behalf of other companies, and situations may arise where they will be in direct competition with SpinCo Sombrero. SpinCo Sombrero’s directors and officers are required by law to act in the best interests of SpinCo Sombrero. They may have the same obligations to the other companies in respect of which they act as directors and officers. Discharge of their obligations to SpinCo Sombrero may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose SpinCo Sombrero to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of SpinCo Sombrero. Such conflicting legal obligations may expose SpinCo Sombrero to liability to others and impair its ability to achieve its business objectives.

Influence of Third Party Stakeholders

The lands in Peru in which SpinCo Sombrero holds an interest, or the exploration equipment and roads or other means of access which SpinCo Sombrero intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies. In the event that such third parties assert any claims, SpinCo Sombrero’s work programs may be delayed even if such claims are not meritorious. Such delays may result in significant financial loss and loss of opportunity for SpinCo Sombrero.

Substantial Number of Authorized but Unissued SpinCo Sombrero Shares

SpinCo Sombrero has an unlimited number of common shares which may be issued by the SpinCo Sombrero Board without further action or approval of SpinCo Sombrero’s Shareholders. While the SpinCo Sombrero Board is required to fulfill its fiduciary obligations in connection with the issuance of such shares, SpinCo Sombrero Shares may be issued in transactions with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interests of SpinCo Sombrero’s Shareholders.

The Success of SpinCo Sombrero Depends on its Relationships with Local Communities and Indigenous Organizations

Negative relationships with Indigenous and local communities could result in opposition to SpinCo Sombrero’s projects. Such opposition could result in material delays in attaining key operating permits or make certain projects inaccessible to SpinCo Sombrero’s personnel. SpinCo Sombrero respects and engages meaningfully with Indigenous and local communities at all of its operations. SpinCo Sombrero is committed to working constructively with local communities, government agencies and Indigenous groups to ensure that exploration work is conducted in a culturally and environmentally sensitive manner.

See also in the Circular, “The Meeting – Risks Associated with the Reorganization Arrangement”.

PROMOTERS

Auryn took the initiative of founding and organizing SpinCo Sombrero and its business and operations and, as such, may be considered to be the promoter of SpinCo Sombrero for the purposes of applicable securities legislation. As at the date of the Circular, Auryn is the sole (100%) shareholder of SpinCo Sombrero and has transferred or will transfer assets to SpinCo Sombrero to hold and operate the Sombrero Project and as contemplated by the terms of the Reorganization Arrangement. See in this Appendix “G”, “General Development of the Business”, “Material Properties” and “Prior Sales”. See also in the Circular, “The Meeting – The Reorganization Arrangement”, “The Meeting – Reasons for the Reorganization Arrangement” and Appendix “D”, “Information Concerning Auryn”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

SpinCo Sombrero is not aware of any material legal proceedings to which SpinCo Sombrero or a proposed subsidiary is a party or to which the SpinCo Sombrero Project are subject, nor is SpinCo Sombrero aware that any such proceedings are contemplated.

Regulatory Actions

There are currently no: (a) penalties or sanctions imposed against SpinCo Sombrero by a court relating to securities legislation or by a securities regulatory authority; (b) other penalties or sanctions imposed by a court or regulatory body against SpinCo Sombrero that would likely be considered important to a reasonable investor in making an investment decision in SpinCo Sombrero; and (c) settlement agreements SpinCo Sombrero entered into before a court relating to securities legislation or with a securities regulatory authority since SpinCo Sombrero was incorporated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since SpinCo Sombrero’s incorporation, no director, executive officer, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding SpinCo Sombrero Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect SpinCo Sombrero other than Auryn in connection with SpinCo Sombrero’s incorporation (see in this Appendix “G” “Corporate Structure” and “Promoters”), the entering into of the Arrangement Agreement (see in the Circular, “The Meeting – The Reorganization Arrangement”), and the transfer of assets to SpinCo Sombrero in connection with the Reorganization Arrangement (see in this Appendix “G”, “General Development of the Business”). See also in this Appendix “G”, “Material Contracts” below.

Certain directors and officers of Auryn are also the directors and officers of SpinCo Sombrero. See in the Circular under the heading “The Auryn Meeting – Background to the Reorganization Arrangement”, “The Auryn Meeting – Recommendation of the Auryn Board”, “The Auryn Meeting – Reasons for the Reorganization Arrangement”, and “The Auryn Meeting – Auryn Voting Agreements”.

AUDITOR

The auditor of SpinCo Sombrero is Deloitte LLP, Chartered Professional Accountants of Vancouver, British Columbia, which was appointed on August 28, 2020.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent of SpinCo Sombrero and for the SpinCo Sombrero Shares is Computershare Investor Services Inc. with offices at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3A8 Canada.

INTERESTS OF EXPERTS

Please refer to the “Interest of Experts” section of the Circular.

MATERIAL CONTRACTS

Since its incorporation, SpinCo Sombrero has not entered into any material agreement except the Capitalization Agreement. The following contracts will be considered, pursuant to applicable securities legislation, to be material to SpinCo Sombrero upon completion of the Reorganization Arrangement:

(a)	Capitalization Agreement to be entered into on the Effective Date.

(b)

On June 28, 2016, the Company entered into a letter agreement with Alturas which outlined the general terms of the option granted to Auryn to acquire an 80% or 100% interest in the Sombrero concessions held by Alturas. Under the terms of an option amendment agreement dated August 28, 2020 between Alturas and Sombrero Minerales Auryn accelerated the purchase of these 4600 ha concessions for approximately US$3 million payable as 1.1 milion Auryn Shares and the balance in cash.

(c)

Mollecruz option agreement between Sombrero Minerales and Ingrid Prado dated June 22, 2018 whereby Sombrero Minerales was granted an option to acquire a 100% interest in the Mollecruz concession subject to a 0.5% NSR royalty.

(d)

Aceros option agreements between Sombrero Minerales and Corporacion Aceros Arequipa S.A. whereby Sombrero Minerales was granted a right to earn up to an 80% interest in three key concessions to the Sombrero Project subject to an 80:20 joint venture.

which will be filed on SpinCo Sombrero’s SEDAR profile at www.sedar.com immediately after completion of the Reorganization Arrangement.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

FINANCIAL STATEMENTS

See in this Circular “Selected Financial Information – Financial Statements” and Appendices “J-4”, “J-6” and “J-8”

SCHEDULE “1”

AUDIT COMMITTEE CHARTER

1.	PURPOSE AND PRIMARY RESPONSIBILITY

1.1    This charter (the “Charter”) sets out the Audit Committee’s purpose, composition, member qualification, member appointment and removal, responsibilities, operations, manner of reporting to the Board of Directors (the “Board”) of Sombrero Resources Inc. (formerly 1258618 B.C. Ltd.) (the “Company”), annual evaluation and compliance with this charter.

1.2    The primary responsibility of the Audit Committee is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for the other matters as set out in this charter and/or such other matters as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

2.	MEMBERSHIP

2.1    Each member of the Audit Committee must be an independent director of the Company as defined in sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees (“NI 52-110”) and must also satisfy the independence requirements of each exchange on which the Company’s shares are listed. In addition, for so long as the Company is listed on a “national securities exchange” in the United States, including the NYSE MKT stock exchange and its successors (a “U.S. Exchange”), each member of Audit Committee will be independent in accordance with each of (i) Section 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) the independence requirements of the U.S. Exchange.

2.2    The Audit Committee will consist of at least three members, all of whom shall be financially literate, provided that an Audit Committee member who is not financially literate may be appointed to the Audit Committee if such member becomes financially literate within a reasonable period of time following his or her appointment. Upon graduating to a more senior stock exchange, if required under the rules or policies of such exchange, the Audit Committee will consist of at least three members, all of whom shall meet the experience and financial literacy requirements of such exchange and of NI 52- 110. For so long as the Company is listed on a U.S. Exchange, at least one member of the Audit Committee will qualify as an “audit committee financial expert”, as defined under the Exchange Act (unless the Board has determined to rely on an exemption from compliance available to foreign issuers).

2.3    The members of the Audit Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Audit Committee) by the Board. An Audit Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Audit Committee on ceasing to be an independent director.

2.4	The Chair of the Audit Committee will be appointed by the Board.

3.	AUTHORITY

3.1    In addition to all authority required to carry out the duties and responsibilities included in this charter, the Audit Committee has specific authority to:

(a)    engage, set and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Audit Committee will report directly to the Audit Committee;

(b)    communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

(c)    incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by the Company.

3.2    In order to give effect to the authority of the Audit Committee set forth in Section 3.1, the Company will fund the Audit Committee in amounts determined by the Audit Committee as required to enable the Audit Committee to:

(a)    discharge its responsibilities as outlined in this Charter, and

(b)    pay compensation to any advisors engaged by the Audit Committee.

4.	DUTIES AND RESPONSIBILITIES

4.1	The duties and responsibilities of the Audit Committee include:

(a)    recommending to the Board the external auditor to be nominated by the Board;

(b)    recommending to the Board the compensation of the external auditor to be paid by the Company in connection with (i) preparing and issuing the audit report on the Company’s financial statements, and (ii) performing other audit, review or attestation services;

(c)    reviewing the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Audit Committee);

(d)    overseeing the work of the external auditor;

(e)    ensuring that the external auditor is independent by:

(i)    receiving a report annually from the external auditors with respect to their independence, such report to include disclosure of all engagements (and fees related thereto) for non-audit services provided to Company; and

(ii)    requiring the independent auditor to provide to the Company annually formal written statements delineating all relationships between the auditor and the Company, consistent with applicable CPAB and PCAOB requirements, and actively engage with the independent auditor regarding ensuring independence of auditor

(f)    ensuring that the external auditor is in good standing with the Canadian Public Accountability Board and, if the Company is listed on a U.S. Exchange or is otherwise subject to the reporting requirements of the Exchange Act, the U.S. Public Company Accounting Oversight Board, by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues;

(g)    ensuring that the external auditor meets the rotation requirements for partners and staff assigned to the Company’s annual audit by receiving a report annually from the external auditors setting out the status of each professional with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire;

(h)    reviewing and discussing with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis (“MD&A”), including the appropriateness of the Company’s accounting policies, disclosures (including material transactions with related parties), reserves, key estimates and judgements (including changes or variations thereto) and obtaining reasonable assurance that the financial statements are presented fairly in accordance with IFRS and the MD&A is in compliance with appropriate regulatory requirements;

(i)    reviewing and discussing with management and the external auditor major issues regarding accounting principles and financial statement presentation including any significant changes in the selection or application of accounting principles to be observed in the preparation of the financial statements of the Company and its subsidiaries;

(j)    reviewing and discussing with management and the external auditor the external auditor’s written communications to the Audit Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements;

(k)    reviewing and discussing with management and the external auditor all earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies prior to such information being disclosed;

(l)    reviewing the external auditor’s report to the shareholders on the Company’s annual financial statements;

(m)    reporting on and recommending to the Board the approval of the annual financial statements and the external auditor’s report on those financial statements, the quarterly unaudited financial statements, and the related MD&A and press releases for such financial statements, prior to the dissemination of these documents to shareholders, regulators, analysts and the public;

(n)    satisfying itself on a regular basis through reports from management and related reports, if any, from the external auditors, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements that such information is fairly presented;

(o)    overseeing the adequacy of the Company’s system of internal accounting controls and obtaining from management and the external auditor summaries and recommendations for improvement of such internal controls and processes, together with reviewing management’s remediation of identified weaknesses;

(p)    reviewing with management and the external auditors the integrity of disclosure controls and internal controls over financial reporting;

(q)    reviewing and monitoring the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company and assessing, as part of its internal controls responsibility, the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board;

(r)    satisfying itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations through the receipt of regular reports from management and the Company’s legal advisors on the functioning of the disclosure compliance system, (including any significant instances of non-compliance with such system) in order to satisfy itself that such system may be reasonably relied upon;

(s)    resolving disputes between management and the external auditor regarding financial reporting;

(t)    establishing procedures for:

(i)    the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practises relating thereto; and

(ii)    the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(u)    reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

(v)    pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor (the Chair of the Audit Committee has the authority to preapprove in between regularly scheduled Audit Committee meetings any non-audit service of less than $50,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval);

(w)    overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities;

(x)    establishing procedures for:

(i)    reviewing the adequacy of the Company’s insurance coverage, including the Directors’ and Officers’ insurance coverage;

(ii)    reviewing activities, organizational structure, and qualifications of the Chief Financial Officer (“CFO”) and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board;

(iii)    obtaining reasonable assurance as to the integrity of the Chief Executive Officer (“CEO”) and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;

(iv)    reviewing fraud prevention policies and programs, and monitoring their implementation;

(v)    reviewing regular reports from management and others (e.g., external auditors, legal counsel) with respect to the Company’s compliance with laws and regulations having a material impact on the financial statements including:

(A)    Tax and financial reporting laws and regulations;

(B)    Legal withholding requirements;

(C)    Environmental protection laws and regulations;

(D)    Other laws and regulations which expose directors to liability; and

4.2    A regular part of Audit Committee meetings involves the appropriate orientation of new members as well as the continuous education of all members. Items to be discussed include specific business issues as well as new accounting and securities legislation that may impact the organization. The Chair of the Audit Committee will regularly canvass the Audit Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Audit Committee on a timely basis.

4.3    On an annual basis the Audit Committee shall review and assess the adequacy of this charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Audit Committee charter to the Board for its approval.

5.	MEETINGS

5.1    The quorum for a meeting of the Audit Committee is a majority of the members of the Audit Committee.

5.2    The Chair of the Audit Committee shall be responsible for leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meetings as well as pre-meeting materials, and making regular reports to the Board. The Chair of the Audit Committee will also maintain regular liaison with the CEO, CFO, and the lead external audit partner.

5.3    The Audit Committee will meet as often as required to discharge its duties and responsibilities under this Charter, which meetings will be held at least quarterly.

5.4    The Audit Committee will meet in camera separately with each of the CEO and the CFO of the Company at least annually to review the financial affairs of the Company.

5.5    The Audit Committee will meet with the external auditor of the Company in camera at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

5.6    The external auditor must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Audit Committee.

5.7    Each of the Chair of the Audit Committee, members of the Audit Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.

6.	REPORTS

6.1    The Audit Committee will report, at least annually, to the Board regarding the Audit Committee’s examinations and recommendations.

6.2    The Audit Committee will report its activities to the Board to be incorporated as a part of the minutes of the Board meeting at which those activities are reported.

7.	MINUTES

7.1    The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

8.	ANNUAL PERFORMANCE EVALUATION

8.1    The Board will conduct an annual performance evaluation of the Audit Committee, taking into account the Charter, to determine the effectiveness of the Committee.

Appendix “H”

INFORMATION CONCERNING SPINCO CURIBAYA

The following describes the proposed business of SpinCo Curibaya, following the completion of the Reorganization Arrangement and the Eastmain Arrangement, and should be read together with the financial statements of SpinCo Curibaya attached hereto as Appendix “J” to the Circular. Except where the context otherwise requires, all of the information contained in this Appendix is made on the basis that the Reorganization Arrangement and the Eastmain Arrangement have been completed as described in the Circular.

Unless the context otherwise requires, all references in this Appendix to “SpinCo Curibaya” means 1258620 B.C. Ltd. and its two Peruvian subsidiaries described below. Certain other terms used in this Appendix are defined under “Glossary of Terms” in Appendix “A” to the Circular to which this Appendix “H” is attached.

CORPORATE STRUCTURE

Name and Incorporation

1258620 B.C. Ltd. was incorporated under the BCBCA on July 23, 2020. Prior to the Effective Date of the Reorganization Arrangement, SpinCo Curibaya will not have carried on any business except to execute the Arrangement Agreement and the Capitalization Agreement.

SpinCo Curibaya’s head office is located at Suite 600, 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The registered and records office of SpinCo Curibaya is located at 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7.

After completion of the Reorganization Arrangement SpinCo Curibaya will be renamed “Tier One Metals Inc.”

Pro Forma Corporate Organization Chart

GENERAL DEVELOPMENT OF THE BUSINESS

SpinCo Curibaya was established in 2020 in order to spin out the below noted Peruvian mineral project directly into the hands of Auryn Shareholders as part of the Reorganization Agreement. SpinCo Curibaya will carry on Auryn’s former business of pursuing exploration and development of the SpinCo Curibaya Properties described below. Following the completion of the Reorganization Arrangement, SpinCo Curibaya will have two wholly owned subsidiaries: Magma Minerals S.A.C. (“Magma Minerals”), a Peruvian company which was incorporated on January 31, 2020 pursuant to the General Law of Companies (Ley General de Sociedades), and Corisur Peru S.A.C (“Corisur”), a Peruvian company which was incorporated on December 17, 2015, pursuant to the same law. The Curibaya Project (see below “Description of the Business – General”) is held by Magma Minerals and the Huilacollo Property (see below “Description of the Business – General”) is held by Corisur.

SpinCo Curibaya is not currently a reporting issuer and the SpinCo Curibaya Shares are not listed on any stock exchange. If the Reorganization Arrangement is completed, SpinCo Curibaya will be deemed to be a reporting issuer in British Columbia, Alberta, and Ontario. A stock exchange listing is not expected to be sought for SpinCo Curibaya prior to 2021.

DESCRIPTION OF THE BUSINESS

General

As of September 3, 2020, SpinCo Curibaya had no assets or operations. After the Effective Date, SpinCo Curibaya, through its two subsidiaries Magma Minerals and Corisur, will be engaged in the business of finding and advancing precious and base metal deposits in Peru, with a focus on the Curibaya Project and the Huilacollo Property (the “SpinCo Curibaya Properties”) both of which are located in the Tacna province of southern Peru.

The SpinCo Curibaya Properties and other assets and liabilities to be acquired by SpinCo Curibaya pursuant to the Capitalization Agreements made as part of the Reorganization Arrangement, which assets include all of the issued and outstanding shares of Magma Minerals and Corisur, all indebtedness owed to Auryn by Magma Minerals and Corisur, $2.4 million in cash, and relevant Peruvian project data and prospect information.

To date, both SpinCo Curibaya Properties are early stage projects. SpinCo Curibaya has not yet determined whether its mineral property interests contain any mineral resources. SpinCo Curibaya’s continuing operations and the underlying value of its mineral property interests are entirely dependent upon the discovery and development of economically recoverable mineral resources, the ability of SpinCo Curibaya to obtain the necessary financing to further exploration, and the ability to obtain the necessary exploration, development and mining permits.

Employees and Management

Upon completion of the Reorganization Arrangement, SpinCo Curibaya will employ executives directly and also share certain personnel and facilities with Fury Gold. SpinCo Curibaya also expects to engage consultants on a contract basis. Management of SpinCo Curibaya will be led by Shawn Wallace, as Chief Executive Officer, and Elizabeth (“Libby”) Senez, FCA (Institute of Chartered Accountants, England and Wales), pending the return of Stacy Rowa, CPA, from maternity leave.

Upon completion of the Reorganization Arrangement, the Directors of SpinCo Curibaya will consist of those individuals identified under “Directors and Officers” below.

SPINCO CURIBAYA PROPERTIES

The Huilacollo Property

Technical Report

On October 11, 2017, Auryn filed a technical report entitled “Technical Report for the Huilacollo Project, Tacna Province, Southern Peru” dated effective September 29, 2017 (the “Huilacollo Technical Report”) with respect to the Huilacollo Property located in the Tacna Province of southern Peru prepared by Michael B. Dufresne, M.Sc., P. Geol., P. Geo. And Bahram Bahrami, B.Sc., P. Geo. of APEX Geoscience Ltd (“APEX”). Michael B. Dufresne and Bahram Bahrami are Qualified Persons and are independent of SpinCo Curibaya. The summary of the Huilacollo Technical Report is incorporated in this Appendix with the consent of its authors, Michael B. Dufresne and Bahram Bahrami of APEX.

Readers are cautioned that the summary of technical information in this Appendix should be read in the context of the qualifying statements, procedures and accompanying discussion within the complete Huilacollo Technical Report and the summary provided herein is qualified in its entirety by the Huilacollo Technical Report. Capitalized and abbreviated terms appearing in this section and not otherwise defined herein or in the Circular to which this Appendix is attached have the meaning ascribed to such terms in the Huilacollo Technical Report. Readers are encouraged to review the Huilacollo Technical Report in its entirety filed on SEDAR under Auryn’s profile at www.sedar.com.

Project Description, Location and Access

The Huilacollo Property originally encompassed two contiguous concessions totalling 2,000 hectares of intense hydrothermal alteration that is consistent with epithermal Au/Ag mineralization over a 4 by 6 km area located in the Tacna province of southern Peru approximately 10 km northwest of the border with Chile and 55 km northeast of the City of Tacna. Subsequently three additional adjacent concessions were acquired covering 1,100 hectares. All five concessions now making up the Huilacollo Property were acquired by SpinCo Curibaya, subject to certain net smelter return royalties, through Corisur in three separate transactions with private Peruvian companies and owners. Corisur may acquire 100% interest in the original two concessions, subject to a net smelter return, through a combination of work expenditures and cash payments.

The Huilacollo Property is located within a special economic zone situated within 50 km of the Peruvian-Chilean border. As a non-resident company, SpinCo Curibaya’s right to ultimately exploit these licenses or register its interests require approval from the Peruvian government in the form of a Supreme Decree. SpinCo Curibaya is in the process of submitting its applications with respect to such approval and anticipates receiving the approval prior to exercising its rights to take 100% ownership of Corisur.

Huilacollo Mining Concessions

Acquisition Transactions:

•	In June 2016, Corisur acquired the Huilacollo 1 and Huilacollo 2 concessions (2,000 ha) through an option agreement with a local Peruvian company, Inversiones Sol S.A.C. (the “Huilacollo Option”).

Under the Huilacollo Option, Corisur may acquire 100% interest of the Huilacollo Property, subject to an NSR, and through a combination of work expenditures and cash payments that total U.S.$15.75 million, as detailed in Table 8 below. The Huilacollo NSR is 1.5% and 2.5% for precious metals and base metals, which are buyable for U.S.$2.5 million and U.S.$7.0 million, respectively:

Table 8 – Huilacollo Option Expenditures and Cash Payments

Due Dates	Payment Status		Property Payments (in ‘000 U.S.$)	Work Expenditures (in ‘000 U.S.$)
Effective Date (May 11, 2016)	COMPLETED		250	—
May 11, 2018	COMPLETED		500	2,000
May 11, 2019	COMPLETED	*	—	3,000
May 11, 2020	COMPLETED		250	—
May 11, 2021			250	2,000
May 11, 2022			7,500	—

Total			8,750	7,000

As at May 11, 2019, Auryn had completed $4.5 million of work expenditures under the Huilacollo Option and thus did not satisfy the accumulated work expenditure requirement of U.S.5.0 million at that date. As permitted by the Huilacollo Option, the Auryn instead made a cash payment of U.S.$0.3 million equal to 50% of the shortfall at the due date to keep the option in good standing.

•

In August 2017, Corisur acquired three additional concessions (1,300 ha) through transactions with private Peruvian owners; the concessions are known as the Tacora, Tacora Sur and Andamarca concessions. Corisur acquired 100% interest in the three concessions with direct payouts, and the concessions are subject to individual royalties:

•

Under the terms of the Tacora acquisition agreement, Auryn paid U.S.$200,000 on signing of the Public Deed transferring the concessions in favor of Corisur. The Tacora concessions are subject to a 0.5% NSR, 50% of which is buyable for U.S.$0.5 million; and

•

Under the terms of the Andamarca acquisition agreement, Auryn paid U.S.$450,000 on signing of the Public Deed transferring the concession in favor of Corisur. The Andamarca concession is subject to a 1.5% NSR, 50% of which is buyable for U.S.$2.5 million.

History

Historic drilling has resulted in the identification of a continuously mineralized gold/silver zone open in all directions. Contained within this area, there appears to be higher grade mineralization focused along well-defined feeder structures as highlighted by trench intercepts up to 38m at 6.7 g/t Au and drill holes including 34m at 2.14 g/t.

To date, most of the historical exploration work, and hence potential for economic epithermal gold mineralization, has been focused on a manto-shaped shallow-dipping siliceous breccia around the crest of Cerro Andamarca. Based upon geological mapping and geophysics, the zone may potentially be expanded due to apparent down-faulted extensions to the east, west and north towards, in particular, Andamarca Norte. Prior exploration by Cominco Ltd. (“Cominco”) and Balaclava Resources S.A. (“Balaclava”) during the 1990’s and Alturas Minerals S.A. (“Alturas”) in middle 2000’s yielded a significant gold zone at Cerro Andamarca based upon surface sampling and follow-up drilling. The early 1990’s exploration defined an oval gold in soil/talus geochemical anomaly of 220 m by 150 m with greater than 500 parts per billion (ppb) or 0.5 grams per metric tonne (g/t) of gold (Au) roughly centered on the top of Cerro Andamarca. The best initial road cut/trench channel sampling intersections comprise 5.6 g/t Au over 25 m, 2.0 g/t Au over 35 m, 3.6 g/t Au over 25 m and 2.3 g/t Au over 18 m.

Significant drilling, both RC and core, has been conducted at Cerro Andamarca by Cominco, Balaclava and Alturas. Cominco core hole HU-3 yielded 2.1 g/t Au over 34 m core length, hosted in lapilli and ash tuffs within a zone of silicified breccia with alteration of mainly vuggy silica with some granular silica, and goethite-staining after oxidized pyrite. Core drilling by Alturas yielded a number of shallow gold bearing intervals with highlights including 1.24 g/t Au and 11.3 g/t silver (Ag) over 84 m core length, including a higher grade interval of 3.29 g/t Au and 16.23 g/t Ag over 14 m core length in hole AM-01.

Geological Setting, Mineralization and Deposit Types

The Huilacollo property is being assessed by SpinCo Curibaya for its oxide gold-silver mineralization potential within a Property-wide area of hydrothermally altered volcanics (roughly 8 km by 6 km). The deposit type is believed to be consistent with epithermal gold-silver (“Au”/“Ag”) mineralization. The property is situated in a documented epithermal gold and silver volcanic belt of Southern Peru that is known to host 1+ million ounce gold deposits, including the Pucamarca Mine, which is located 15 km south of the Property, and is currently in production and is owned by Minsur (Acosta et al., 2017; Minsur, 2017; BTG Pactual, 2016). The authors of this Technical Report have not visited the Pucamarca Mine and the mineralization being mined at Pucamarca may or may not be necessarily indicative of mineralization at the Huilacollo Property.

The Huilacollo Property is underlain by an Upper Jurassic–Cretaceous volcano-sedimentary sequence that has been intruded by predominantly granodiorite stocks of Upper Cretaceous to Lower Tertiary age. This sequence is folded and faulted along predominately northwest-southeast lineaments. These units are overlain by dacitic to andesitic tuffs and flows of the Tarata and Huilacollo Formations, which are thought to be time equivalents of the Oligocene to early Miocene Tacaza Group.

The Huilacollo Property is dominated by the gently folded volcanics of the Huilacollo Formation, overlain by the Barroso Group. Three lithostratigraphic packages can be recognized: the oldest and lowermost is an alternating sequence of volcaniclastics and lavas of andesitic composition, belonging to the upper part of the Huilacollo Formation. A sequence of rhyolitic pyroclastics (lapilli and ash fall tuffs, plus volcanic breccia) discordantly overlies this unit. The youngest and uppermost sequence is dominated by slightly altered dacitic to andesitic lavas. The middle sequence is either part of the Huaylillas Formation or the Lower Barroso Group. The upper sequence is probably part of the Upper Barroso Group.

The volcanic sequences are cut by intrusive stocks and dykes. Stocks are syenitic- to monzogranitic in composition and occupy the topographically lower parts of the property. The dykes tend to have a dacitic composition. Quartz-tourmaline and sericite alteration is well developed around the contacts of both types of intrusive. Although there is no conclusive evidence to link them together, it is likely that the syenitic- to monzogranitic intrusive rocks drove the high-sulphidation alteration systems on the property.

Two steep fault systems cut the gently-dipping volcanic sequence, the first strikes northwest and the second strikes northeast. These fault systems probably controlled emplacement of the syenitic- to monzogranitic stocks and the magmatic hydrothermal breccias. Later movements on these faults may have controlled supergene processes and the northeast striking set probably acted as domino-style normal faults that accommodated broadly north-south extension. The north- and northwest-striking faults appear to spatially control a 5 km x 1 km belt of intense high sulphidation alteration.

Five areas of interest, possibly representing separate high-sulphidation hydrothermal alteration centers, have been defined within the Property: Andamarca Norte, Cerro Andamarca, Cerro Huilacollo, Cerro Colorado and Corisur’s newly identified Cerro Soroche. Cerro Andamarca is topographically the highest and comprises the upper levels of a high-sulphidation system. The other four centers show widespread mainly advanced argillic alteration and siliceous structures with more localized gold-silver anomalies.

Exploration

Zones of high grade gold and silver are controlled by favourable shallow-dipping pyroclastic volcanic units and by steeply-dipping, silicified and brecciated structures (“feeders”) Gold-silver grade correlates strongly with the development of vuggy silica and massive grey silica alteration, with abundance of secondary hematite and limonite after sulphides.

Recent work by Corisur has demonstrated that geophysics, specifically Induced Polarization (IP) surveys, have assisted in expanding the silicified target zones, which are manifested as high resistivity and low to moderate chargeability anomalies. The Cerro Andamarca target is a 700 x 700 m shallow resistivity anomaly that has to date only been explored by drilling on its eastern margin where the mineralization outcrops on the hill crest over an area of 400 x 200 m. The Andamarca Norte target is a 1,100 x 350 m, shallow resistivity anomaly that again has only been explored by widely spaced drilling on its eastern extremity and contains widespread gold in soil, rock and talus samples. Further surface sampling along with additional ground geophysical surveys and drilling are warranted for Cerro Andamarca and Andamarca Norte.

Extensive soil/talus sampling by Corisur across the southern two thirds of the Huilacollo Property area in 2016 has identified significant precious metal geochemical anomalies at Cerro Huilacollo, Cerro Colorado and Cerro Soroche. The soil/talus precious metal anomalies warrant follow-up exploration including further sampling, trenching, ground geophysical surveys, followed by drilling.

Based upon widespread visible alteration across the Huilacollo Project, including silicification, hematization and advanced argillic alteration in combination with the recent results of exploration by Corisur including, soil/talus sampling, trenching and ground IP surveys, an aggressive exploration program is warranted over all areas and targets displaying significant alteration. Exploration should consist of lithological – alteration mapping, drone photo and elevation surveys, continued soil/talus sampling, additional trenching, ground geophysical surveys including ground magnetic and additional infill and extended IP surveys, with follow-up drilling.

Additional geological mapping that leads to a new integrated lithological, structural and alteration interpretation of the historical drilling and well mapped surface geology in the northern half of the Huilacollo Property area should be conducted. A northeast-southwest structural trend is well recognized in the field and in the ground geophysics and is likely an important control on high grade precious metal mineralization.

The proposed exploration plan for the Huilacollo Project includes ground IP and magnetic surveys to cover the whole project area including the newly acquired Tacora area, which abuts to the west the main Huilacollo project area. The aim should be to complete, extend and infill the previous surveys completed in 2006 for Alturas and 2016 for Corisur. To date, the ground IP surveys have mapped precious metal mineralization spatially related to silica alteration, which is characterized by high resistivity and low chargeability anomalies. Additional surveying should be conducted to extend previous lines and infill areas of only reconnaissance level surveying. Final products should include inversion modeling and pseudo 3D modelling in conjunction with other targeting criteria.

It is recommended that the remainder of the Huilacollo Property be surveyed with additional and complete soil and/or talus sampling surveys to identify new geochemical trends and flesh out the already known trends. The Tacora area requires at least a first pass reconnaissance survey. Soil and talus geochemical sampling should be followed up with strategically located trenches in the areas with strong geochemical anomalies. An initial 1,500 m trenching program is proposed for Phase 1 exploration. The Phase 1 exploration fieldwork budget is estimated at $U.S.1.65 million.

In addition to the Phase 1 fieldwork, an aggressive Phase 1 core drilling program should be conducted. Phase 1 drilling should be focused at existing drill ready targets with about 10,000 m at Cerro Andamarca and Andamarca Norte with a goal of expanding the known precious metal mineralization zones at both targets. The estimated cost to conduct the Phase 1 drilling is $U.S.4.5 million. The Phase 1 drilling is not dependent on any further exploration results. The total estimated budget for the Phase 1 fieldwork and drilling along with a contingency is estimated at $U.S.6,765,000.

A Phase 2 program of additional fieldwork and a combination of exploration and resource drilling that consists of 20,000 m should be planned for the Huilacollo Property. The estimated cost to conduct the Phase 2 program is estimated at $U.S.11.55 million. The Phase 2 fieldwork and drilling program will depend partially upon the results of the Phase 1 ground exploration and drilling program. Targets that warrant at least reconnaissance drilling have been identified at Cerro Huilacollo, Cerro Colorado and Cerro Soroche.

2018 Exploration

On April 13, 2018, Auryn announced the results from the initial five holes of drilling at its Huilacollo Property. The highlight from the program was hole 14HUI-002 which returned an intercept of 62 meters of 0.45 g/t Au (including 22 meters of 0.71 g/t Au) 100 meters to the northwest of the previously drilled mineralization on the project. Further drilling will expand upon this step out and target the surface mineralization discovered on the Tacora concession at depth.

The Curibaya Project (Non-material)

Project Description, Location and Access

The Curibaya Property (the “Property”) is located in southern Peru approximately 1200 kilometers (km) southeast of Lima within the Inclan District of the Tacna Department. The Property is located approximately 50 km north northwest of the city of Tacna (accessible by road in two hours), approximately 175 km southeast of the city of Arequipa. The concessions are outside the 50 km border zone and therefore do not require the Peruvian government to approve the acquisition by Auryn. The Property is being explored for copper (Cu) – gold (Au) porphyry mineralization and epithermal Au – silver (Ag) mineralization.

Property Ownership

Auryn acquired the original Curibaya concession through a series of staking programs in 2016. On August 2, 2019, Auryn added to the Curibaya Project by acquiring the rights to adjacent concessions being the Sambalay and Salvador mineral concessions.

Under the terms of the mining concession transfer agreement with Wild Acre Metals (Peru) S.A.C. to acquire the Sambalay and Salvador concession, Auryn paid U.S.$250,000 on transfer of the concessions in favour of Corisur. The Sambalay concessions are subject to a combined 3% NSR royalty, 0.5% of which is buyable for U.S.$1.0 million. The Salvador concessions are subject to a 2% NSR royalty and a U.S.$2.0 million production payment, payable at the time a production decision is made, and to secure payment of such consideration a legal mortgage is recorded in the registry files of the Salvador concessions.

The Property comprises 13 mineral concessions totalling 11,400 ha which currently includes 7 “Curibaya” concessions (6,400 ha), 3 “Sambalaya” concessions (2,900 ha), 2 “Salvador” concessions (1,800 ha) and 1 “Curi” concession. Of the total concessions, 12 have had their title granted to their registered owner while 1 concession (Curi 1) remain “in application”. Auryn is not aware of any reason that would prevent the granting of the concessions “in application” as their respective areas were “open” (unclaimed) at the time of their application. The project lies 11 km south of the Incapuquio regional fault, which is viewed as a major control on the emplacement of mineralized porphyries in the region and are within a mineral trend that hosts some of Peru’s largest porphyry deposits, including Freeport McMoRan’s Cerro Verde deposit, Southern Copper’s Cuajone and Toquepala deposits, and Anglo American’s Quellaveco deposit. The project lies 11 km south of the Incapuquio regional fault, which is viewed as a major control on the emplacement of mineralized porphyries in the region and are within a mineral trend that hosts some of Peru’s largest porphyry deposits, including Freeport McMoRan’s Cerro Verde deposit, Southern Copper’s Cuajone and Toquepala deposits, and Anglo American’s Quellaveco deposit.

Curibaya Mining Concessions

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The Property is accessed by driving northwest along the Pan-American Highway from the city of Tacna, which is serviced daily by commercial flights from Lima, amongst other cities. After approximately 37 km, at Sama, a secondary dirt road is accessed to the northeast and followed for approximately 2.5 hours to the Property. This gravel road remains open year-round.

Climate

Weather in the area of the Project is typical of high-altitude terrain at this latitude, where annual temperature fluctuations are limited. Daytime temperatures are typically cooler during the months of May to September with a rainy season generally extending from November to April. Temperatures vary between a few degrees centigrade (C) below zero during the night, up to 20°C during the day in the last months of the year. Snow is possible during the year but is not a significant issue and would not interfere with exploration or potential future mining activities.

Local Resources & Infrastructure

The main area of interest, located in the central eastern portion of the Curibaya Property, is located between 6.5 to 7 km southeast of small settlements such as Palanca, Castillo and Churuni, but needs to be accessed along a river valley access further to the east of Route 102. At the settlement of Inclan, a jeep track is accessed to the northeast which leads to the mineral occurrences of Agua del Milagro and Mina Tapial. Tacna offers basic services including electricity, food markets, internet access and accommodations. Local labour can be obtained from the village of Inclan.

With respect to ongoing exploration and potential future mining activity, infrastructure in the project area is limited two gravel roads that access the central and central eastern portion of the Property. Water supplies can be obtained from the Quebrada Agua del Milagro on the southern boundary of the Property. A hydro-electric scheme is situated approximately 22 km north of the Property but is accessed along Route 104, further northwest of Route 102.

Physiography

The project area expresses geographic features typical of the Altiplano with high plateau areas with gently rolling hills cut occasionally by relatively deeply incised, steep-walled river valleys. The topographic relief on the Property is between ~1000 m and 2200 m, with relief relatively undulating.

Tree cover is generally rare throughout the project area and is limited to valleys. The main area of interest in the central eastern portion of the Curibaya Property, is characterized as elevated grasslands. Auryn is unaware of any plant or animal species or habitats at the project that may require special attention or special protective measures.

Historical Exploration Completed by Previous Companies

There is no documentation available describing any historical mineral exploration or mineral production at the current Curibaya Property, prior to the recent work that has been completed at the Project by Teck, Compania de Exploraciones Orion SAC (Orion) and Wild Acre Metals Limited (Wild Acre), which is discussed below.

Historic Geological Mapping – Teck

A 1:10 000 scale geological map covering approximately 33 km2 of Salvador block was completed by Teck geologists in July-August 2010 and January 2011. The mapping focused on the southeast and central portions of the Salvador claim block around Mina Tapial and Agua del Milagro, adding detail to the 1:50 000 regional mapping from INGEMET. Six units were mapped:

•	Yura Group sandstones, siltstones, and limestones

•	Toquepala Basal Conglomerates

•	Toquepala Andesites and Dacites

•	Toquepala Rhyolites

•	Moquegua Formation

•	Recent Alluvial deposits

Historic PIMA Analysis and Alteration Mapping – Teck

The Teck mapping program in 2010-2011 also collected rock samples for PIMA (portable infrared mineral analyzer) analysis for evaluation of alteration in the Salvador claim block. 76 samples were collected and interpreted. Most samples showed kaolinite, illite, or smectite with a few samples of potassium alunite, jarosite, gypsum, and silica (Riofrio, 2010). The PIMA results confirmed field and remote sensing observations and three alteration assemblages were mapped:

•	Weak silicification-argillic alteration

•	Moderate argillic alteration

•	Weak chlorite and epidote alteration

Historic Stream Sediment Sampling

During 2012, 2013 and 2014, Orion and Wild Acre collected 81 stream sediment samples on the Salvador and Sambalay prospect areas. These stream sediment sampling programs focused on areas close to and north of Agua del Milagro and south, west and northwest of the Sambalay Chico mineral occurrence.

The Au-in-stream sediments data for all three years shows 16 values exceeding 8 ppb Au to a maximum of 31 ppb Au. The Ag values show 27 values exceeding 0.332 ppm Ag, to a maximum of 4.5 ppm Ag. The Cu assay highlights include 3 values exceeding 73.2 ppm Cu to a maximum of 132 ppm Cu.

Historic Rock Grab and Channel Sampling

Teck, Orion and Wild Acre collected a total of 783 rock grab and channel samples on the Salvador and Sambalay prospect areas.

Summary of historic rock grab and channel sampling on the Curibaya Project

Company	Year	Rock Grab	Channel
Teck	2010	62
	2011	33

Orion	2010 & 2011	94	270

Wild Acre	2012	46
	2013	86
	2014	95	97

The Au-in-rock data for all historic rock grab and channel samples shows 6 values exceeding 3 ppm Au to a maximum of 23.6 ppm Au collected by Wild Acre during 2013, 1.4 km northeast of Aqua del Milagro, hosted by milky quartz vein float with cavities filled by iron oxide and disseminated pyrite. The maximum assay value for Ag was also obtained from this vein quartz sample for a value of 10000 ppm Ag. A total of 20 historic rock samples assayed over 250 ppm Ag and supports 2 of the maximum Au values obtained, 1 of as mentioned above. The Cu assay highlights include 51 values exceeding 500 ppm Cu to a maximum of 135,000 ppm Cu collected by Orion from a channel sample of an intrusive sill with malachite staining in close proximity to the Mina Tapial mineral occurrence.

Geological Setting

The Property is located in the Atico-Mollendo-Tacna Block of the Arequipa Massif which runs parallel to the southern part of the Western Cordillera of southern Peru. The Arequipa Massif and adjacent Western Cordillera host important copper-molybdenum mines such as Cerro Verde, Caujone, Toquepala and the Quellaveco mine currently under construction.

The most recent and reliable geological mapping of the region has been executed by the Peruvian Geological Survey (INGEMMET). In 1999, INGEMMET completed 1: 100,000 scale mapping. The following descriptions of the geology are based on this work.

The Curibaya property is underlain by five rock units listed oldest to youngest:

•	Late Jurassic Gramadal Formation (JS-gr) of the Yura Group

•	Lower Cretaceous Matalaque Formation (Ki-Ma)

•	Upper Cretaceous Quellaveco Formation (KsP-sa) of the Toquepala Group

•	Paleogene Tarata Superior Formation (P-ta_S) of the Tacaza Group

•	Paleogene-Neogene Moquegua Inferior Formation (PN-Mo_i)

Geological mapping and interpretation in 2020 by Auryn, have focused on three volcanic dome complexes in the Salvador and Sambalay claim blocks. Property scale mapping identified 2 dome complexes, 1 potential dome complex, one diatreme breccia, and 13 units that divide into 5 lithostratigraphic packages:

•	Jurassic-Cretaceous limestone/sandstone Yura Group (Labra and Gramadal Formations)

•	Lower Cretaceous Matalaque volcanic andesites and crystalline tuffs

•

Cretaceous-Paleogene Toquepala Group volcanosedimentary sequence composed of the Huaracane Formation, the Inogoya Formation, the Paralaque Formation, and the Quellaveco Formation (composed of the Lower Samanape Member, the Upper Samanape Member, and the Asana Member)

•	Paleogene Tarata Formation of the Tacaza Group Paleogene-Neogene Volcanic and Epiclastics of the Lower and Upper Moquegua Formations.

The three volcanic dome complexes occur on the Property and are a priority for current exploration work; (from southwest to northeast) the Sama dome-diatreme complex, the Sambalay breccia/potential rhyolite dome complex, and the Cambaya potential dome complex. These volcanic centers are located on the Sambalay and Salvador concessions and occur along a NE-SW trend, which mimics an interpreted structure to the southwest. The diatreme breccia erupted before the domes were emplaced and the rhyolitic-dacitic flow-dome complexes are hosted within, and erupted on top of, the Toquepala Group volcanics (Heberlein, 2020).

Mineralization

Several areas of mineralization have been identified within the property: Sambalay Chico, Mina Tapial, Agua del Milagro, Sama rhyolite dome complex, Sambalay Breccia-Dome complex, and the Cambaya dome complex.

Sambalay Chico

The Sambalay Chico prospect in located in the Sambalay/Salvador claim block located along an east-west structural corridor parallel to the Incapuquiqo fault. Sambalay Chico is composed of three parallel breccia bodies of high-grade oxidized copper (malachite-chrysocolla) fractures and breccias that runs for 800 m of strike length and vary between 1.5 m and 8 m in thickness. Mineralization is hosted in the Toquepala Group volcanics. Copper assays from this prospect are reported up to 10.85%. This breccia is thought to be the surface expression of a porphyry deeper system (Auryn, 2016, Strategic, 2015).

Mina Tapial

Mina Tapial is described as in the Sambalay/Salvador claim block of the property and is part of the 900 m by 100 m zone of vein-type Au-Ag-Cu mineralization surrounded by strong silica-clay alteration and silica vein stockworks. Mineralization is hosted within the Toquepala Group volcanics. Surface observations suggest these are intermediate sulphidation veins. Samples from Mina Tapial were reported with values up to 15.1 g/t gold, 2,780 g/t silver and 13.5% copper (Auryn, 2016, Strategic, 2015).

Agua del Milagro

The Agua del Milagro zone is also located in the Sambalay/Salvador claim block and consists of a 2 km by 1 km area of silicification and fracturing with highly anomalous epithermal Au-Ag mineralization with strong silica-clay alteration (Strategic, 2015). Mineralization occurs along a steeply dipping, NNE trending, structural zone between the underlying sedimentary rocks and the younger package of andesitic to dacitic lavas and felsic volcaniclastics (Wild Acre, 2015). Samples from Agua del Milagro were reported with values up to 14,180 g/t silver and 23.6 g/t gold (Auryn, 2016).

Sama, Sambalay and Cambaya

The Sama, Sambalay and Cambaya occurrences are vein corridors identified in the 2020 alteration and geological mapping program conducted by Auryn. This area is in the Sambalay/Salvador claim block to the north and northeast of Agua del Milagro. Mineralization consists of swarms of silver-rich epithermal quartz veins hosted in a 4 km x 4 km alteration corridor including a 1.5 km by 4.5 km quartz-sericite-pyrite alteration zone (Heberlein, 2020). For the location of these prospects, mineralization, dome-diatreme complexes, and alteration.

The system consists of the Sama rhyolite dome complex with two more potential rhyolite-dacite dome-diatreme complexes to the northeast along an interpreted NE-SW structure. The magma below these domes is thought to be the source of the fluids generating the surrounding veins and alteration observed at surface. These swarms of precious metal veins trend to the N-S or NW-SE. Adularia, ginguro, cryptocrystalline silica, colloform banding, and bladed silica was observed in the corridor, suggesting these are low sulphidation systems eroded down to boiling level of the system (Heberlein, 2020). Mineralization at surface is hosted in the breccia bodies, rhyolite flow domes, and the surrounding Quellaveco volcanics.

Exploration

The Curibaya project is being explored by Auryn Resources for porphyry style Cu-Au mineralization and epithermal style Au-Ag mineralization. Auryn Resources Inc. acquired the Curibaya Property in 2016 and has completed a large regional stream sediment sampling (BLEG/Geochem) program, along with more focused programs on the Property including mapping, SWIR alteration mapping, pXRF sampling, rock grab sampling and trenching.

Regional Stream Sediment (BLEG) Sampling Program

At the end of 2015, Auryn completed a significant regional stream sediment sampling program that included BLEG (Bulk Leach Extractable Gold) and standard geochemical analysis of samples completed at the ALS Laboratories in Vancouver, BC. The entire survey comprised 147 samples, of which approximately 9 were collected on and immediately adjacent to the Curibaya Property. Based on these results a further 23 samples were collected in 2017 as a follow-up. Of these 32 Curibaya Area samples, 3 yielded BLEG values >1 ppb Au up to a maximum of 33.8 ppb Au, and 9 samples returned Cu values >8 ppm up to a maximum of 51.6 ppm Cu.

The 2015 and 2017 Auryn stream sediment data clearly identifies a number of anomalous to strongly anomalous gold values. The anomalous gold results appear stretch from the central to the northern sector of the Curibaya claim area. Of note is that these anomalies are located well away from the current Mina Tapial and the area north of Aqua del Milagro mineralised occurrences.

With respect to copper mineralization, the 2015 and 2017 Auryn stream sediment data also clearly identifies a number of anomalous to strongly anomalous copper values in a similar area as the anomalous gold values.

SWIR Alteration mapping

In 2020, a shortwave infrared (SWIR) study of the alteration clays included 344 spectral measurements using a Terraspec Halo on surface samples. The results were uploaded into the spectral geologist software (TSG) to run an interpretation on the spectra, output the scalars of important absorption features and perform calculations on the scalars for sericite crystallinity.

The preliminary interpretation of the data was grouped into six assemblages including silica alteration (>90%), silica-clay alteration (50-90%), silica clay alteration (20-50%), clay alteration, chlorite-epidote alteration, and water table silicification. The area close to the Sama, Sambalay, and Cambaya vein corridor were composed of an elongated core of high silica alteration (90%) grading outwards to 50-90% silica alteration, and to 20-50% silica alteration. The bulk of the surrounding volcano-sedimentary rocks are altered to clay or chlorite-epidote. The Sama Vein corridor and alteration is oriented N-S and the alteration corridor around Sambalay and Salvador claim block. The general trend of the alteration is NE-SW.

pXRF Soil / Talus / Outcrop Sampling

During January of 2020, the Auryn geologists completed a sizable pXRF (portable X-Ray Fluorescence) soil / talus / outcrop survey over the Curibaya Property. A total of 457 samples were collected and analyzed in the Salvador and Sambalay prospect areas measuring about 1.5 km by 3 km. Most of the samples in these two prospect areas were collected on an orthogonal grid with 50 m sample spacings, decreasing to 25 m sample spacings over the mapped intrusives. The line spacing was kept at approximately 100 m.

The samples were analyzed by Auryn’s field geologists using a pXRF unit, therefore the data is only semi-quantitative, but does provide an excellent means of determining relative abundances (concentrations) of various key elements in the samples.

Copper highlights from the 2020 pXRF soil/talus/outcrop sampling program include six Cu analysis >200 ppm, to a maximum of 359 ppm Cu. Pb highlights from the same pXRF sampling had four values exceeding 1000 ppm Pb, to a maximum of 6201 ppm, similarly Zn highlights had five values exceeding 1000 ppm, to a maximum of 2955 ppm and four values for Ni exceeded 75 ppm, for a maximum of 213 ppm.

2015, 2019 and 2020 Rock Grab Sampling

Various rock sampling programs have been completed by Auryn over the Curibaya Property between 2015, 2019 and 2020. During this time, Auryn geologists collected a total of 481 rock grab samples on, or immediately adjacent to, the Curibaya Property, the majority of which were collected in the central eastern portion of the Curibaya Property.

The Au-in-rock data for the 2015 rock samples shows 1 value exceeding 3 ppm Au to a maximum of 3.89 ppm Au hosted by a silicified crackle breccia. The Ag values show 1 value of 219 ppm Ag collected from an old working excavated on a 30 cm wide fault zone in andesite with weak propylitic alteration. The Cu assay highlights include 5 values exceeding 500 ppm Cu to a maximum of 36,900 ppm Cu hosted by a quartz-siderite vein of 15 cm thick in rhyolitic tuff, very close to the Sambalay Chico mineral occurrence.

Since acquiring the Sambalay and Salvador concessions in August 2019, Auryn rock grab sampling focused on an area between the three known mineral occurrences i.e. Agua del Milagro in the southeast, Mina Tapial in the southwest and Sambalay Chico in the northwest. The resulting anomalous area in Au, Ag and Cu measures 1.8 km by 4.8 km in a north-easterly direction and sampled from veins which range from five centimetres to one meter and occurring in north-south corridors radiating from the identified flow dome complexes. Highlights of the Ag values obtained from rock grab samples are 9180, 6940, 2290, 1445 and 1190 g/t Ag and 42.6, 15.6, 7.62, 4.92 and 4.84 g/t Au within the anomalous area of 1.8 km by 4.8 km. The sampled veins are primarily situated in the overlying volcanic sequence above the flow dome complexes and provide a good indication of the metal budget of the mineralized system. The flow dome complexes provide a geological mechanism to concentrate fluid flow for geologic targets that include high-grade veins, vein stockwork zones and silicified hydrothermal breccias, situated along the margins of the domes.

Significant Rock Sample Highlights 2019-2020

Ag g/t						Au g/t				Cu %
1	9180	17	807	33	440	1	42.6	17	2.9	1	6.97	17	0.17
2	7990	18	790	34	438	2	17.7	18	2.8	2	6.67	18	0.16
3	6940	19	783	35	403	3	15.6	19	2.8	3	6.01	19	0.12
4	3110	20	736	36	383	4	10.1	20	2.3	4	4.99	20	0.11
5	2290	21	732	37	373	5	9.9	21	2.1	5	3.61	21	0.11
6	1855	22	709	38	367	6	7.9	22	1.9	6	2.65	22	0.10
7	1680	23	666	39	359	7	7.6	23	1.9	7	2.36	23	0.10
8	1630	24	663	40	332	8	7.2	24	1.9	8	1.59	24	0.09
9	1600	25	558	41	329	9	7.0	25	1.9	9	1.58	25	0.09
10	1480	26	537	42	321	10	5.1	26	1.9	10	1.04	26	0.08
11	1445	27	514	43	312	11	4.9	27	1.8	11	0.79	27	0.07
12	1190	28	509	44	310	12	4.8	28	1.7	12	0.72	28	0.06
13	1015	29	494	45	296	13	4.8	29	1.7	13	0.69	29	0.06
14	946	30	472	46	294	14	4.8	30	1.7	14	0.56	30	0.06
15	874	31	470	47	285	15	3.6	31	1.6	15	0.49	31	0.06
16	861	32	468			16	3.1			16	0.23

Stream sediment and limited prospecting/rock sampling have identified a number of compelling geochemical anomalies in the southern and central portions of the Curibaya claim block that warrant further exploration.

The majority of the exploration work conducted to date at the Curibaya Property has been focussed on the Sambalay and Salvador claim block. Additional exploration work comprising trenching and ground geophysics is warranted in the anomalous area underlain by quartz-sericite-pyrite alteration within the Sama and Sambalay vein corridors as well as the margins of the dome complexes in order to properly define targets for drill testing.

There has been no drilling at the Curibaya Property to date.

Through geological mapping a series of rhyolite to dacite flow dome complexes have been identified which Auryn believes may be the sources of widespread, high-grade precious metal veins samples to date.

Auryn plans to develop drill targets through continued geological and alteration mineral mapping, targeted rock sampling along the margins of the dome complexes, and ground based and airborne geophysical surveys.

Sample Preparation, Analyses and Security

The following section describes the sampling techniques, analytical procedures and sample security measures employed by Auryn during the execution of recent geochemical sampling programs at the Curibaya Property. Unless otherwise stated, all samples were analysed at ALS Laboratories in Lima, Peru, ALS is an internationally recognized analytical company with ISO accreditation and is fully independent of both Auryn and APEX. All sampling was conducted under the supervision of the Company’s geologists.

Regional Stream Sediment (BLEG) Sampling

In 2015, Auryn completed a significant regional stream sediment sampling program that included sample analysis at ALS Laboratories in Lima by BLEG (Bulk Leach Extractable Gold) and standard ICP geochemical analyses. The entire survey comprised 115 samples, of which approximately 40 were collected on and immediately adjacent to the Curibaya Property. During 2017 a follow-up BLEG sampling program of 28 samples were conducted.

Auryn utilizes digital data collection procedures that automatically integrate GPS sample site coordinates with sample (and sample site) descriptive information entered by the sampler. In addition, this system allows for the scanning of sample tag bar codes. This system virtually eliminates potential issues related to manual data entry.

2020 pXRF Soil / Talus / Outcrop Sampling

During January of 2020, the Auryn geologists completed a pXRF soil / talus / outcrop survey over the Curibaya Property. A total of 457 samples were collected and analyzed in the Salvador and Sambalay prospect areas measuring about 1.5 km by 3 km. Most of the samples in these two prospect areas were collected on an orthogonal grid with 50 m sample spacings, decreasing to 25 m sample spacings over the mapped intrusives. The line spacing was kept at approximately 100 m. The sample material obtained were not submitted to a laboratory for analysis and were instead analysed by Auryn in the field by pXRF (a portable XRF, X-Ray Fluorescence) machine. The results were semi-quantitative and were simply intended to see if there was a discreet XRF “signature” with respect to the mineralization at Salvador and Sambalay that might aid in the identification of additional areas of mineralization.

Rock Grab Sampling

All of the 2015 rock samples were submitted to ALS Laboratories in Vancouver, BC, for analysis. All the 2019 and 2020 rock samples were submitted to ALS Laboratories in Lima, Peru, for analysis. A 50 g charge of the 2015 rock samples were sent for gold fire assay with an atomic absorption (AA) finish. In addition, a multi-element ICP analysis was performed on all samples from 2015, 2019 and 2020. A 30 g charge was used for 2019 and 2020 analyses. When the multi-element ICP results received were greater or near 10,000 g/t Cu, Zn or Pb, or greater or near 100 g/t Ag, the assay was repeated with ore grade 4-acid digestion. Rock samples from 2019 and 2020 which exceeded 10 g/t Au during ICP was run through a gravimetric finish.

Auryn utilizes digital data collection procedures that automatically integrate GPS sample site coordinates with sample (and sample site) descriptive information entered by the sampler. In addition, the system allows for the scanning of sample tag bar codes and virtually eliminates potential issues related to manual data entry. Individual rock samples comprised the collection of approximately 3-5 kg of rock that was placed in individual plastic sample bags marked with their respective sample numbers and into which a portion of the sample tag was placed. Samples were closed and secured in the field and were later catalogued and packaged for shipping to the laboratory in Lima in rice sacks with security seals attached. Sample shipments were sent to ALS in Lima by commercial carriers and security seal numbers and conditions were confirmed upon receipt of the shipments at the laboratory.

2020 Trench Sampling

The current trench sampling database includes 96 samples. All of the 2020 trench samples were submitted for analysis at ALS Laboratories in Lima, Peru. ALS is an internationally recognized analytical company with ISO accreditation and is fully independent of both Auryn and APEX. All of the samples were sent for gold fire assay with an atomic absorption (AA) finish. A 30 g charge was assayed from each of the 2020 samples. In addition, a multi-element ICP analysis was performed on all samples with the 2020 undergoing a 4-acid digestion. When the multi-element ICP results received were greater or near 10,000 g/t Cu, Zn or Pb, or greater or near 100 g/t Ag, the assay was repeated with ore grade 4-acid digestion.

Data Verification

The following section details the Quality Assurance and Quality Control (QA/QC) program employed by Auryn for the exploration program completed during 2015, 2017, 2019 and 2020 as well as the extent to which the author has verified the information with the Auryn exploration datasets.

Non-Analytical Data Verification

For non-analytical field data, Auryn has instituted protocols to ensure data integrity. Auryn utilizes digital data collection procedures that automatically integrate GPS sample site coordinates with sample (and sample site) descriptive information entered by the sampler. In addition, the system allows for the scanning of sample tag bar codes and virtually eliminates potential data input errors. The procedures employed are considered reasonable and adequate with respect of insuring data integrity.

Analytical Data Verification

In reviewing the historical (pre-Auryn Resources) and recent (Auryn Resources) exploration work at the Property, the author was able to examine archived analytical certificates for stream sediment, soil, rock grab and rock channel samples. There were no significant differences with respect to the company’s databases and the archived analytical certificates. In the opinion of the author of this report, industry standard procedures have been used that are acceptable for ensuring the accuracy of all analytical data pertaining to exploration work conducted by Auryn.

Quality Assurance and Quality Control

Quality assurance sampling provides evidence to demonstrate that a project’s assay data is sufficiently precise and accurate so as to allow for confidence in any subsequent use of that data, including and especially for resource estimation. Quality control consists of procedures used to ensure that an adequate level of quality is maintained in the process of collecting, describing, preparing, assaying and documenting the exploration samples. In general, QA/QC programs are designed to prevent or detect contamination and allow assaying (analytical) precision (repeatability) and accuracy to be quantified. In addition, a QA/QC program can disclose the overall sampling-assaying variability of the sampling method itself.

Mineral Processing and Metallurgical Testing

No metallurgical test work has been conducted on materials from the Curibaya Property.

Mineral Resource Estimates

There are currently no mineral resource or reserve estimate for the Curibaya Property.

Conclusion and Recommendations

Based upon the results of the exploration work discussed in this report, it is the opinion of the author that the Curibaya Property is a “Property of Merit” warranting significant continued exploration work including work at Curibaya, Sama and Sambalay. The estimated cost of the recommended work programs at the Curibaya Property is $1.083 million, a tabulated summary of which is provided in Table below:

Estimated expenditure requirements for recommended exploration work:

Additional Fieldwork
Soil Sampling	$100,000
Prospecting (Rock Sampling)	$50,000
Geological Mapping	$50,000
Geophysical Surveying: Airborne (Mag, EM, Radiometrics)	$250,000
Geophysical Surveying: Ground (IP +/- detailed Mag)	$200,000
Trenching & Trench Sampling	$150,000

sub-total	$800,000
Administrative/General
Administration and Project Management	$150,000
Bonding / Permitting / Environmental Studies	$100,000
Property Maintenance Payments	$33,300

sub-total	$283,300

Total	$1,083,300

In addition to certain general and administrative costs, including the required payment of approximately $33,300 in concession maintenance fees, there are still large areas throughout the Property that require basic exploration work. Additional prospecting (rock sampling) and geological mapping is required in several areas of the Property. As a result, the recommended work program includes $200,000 for property-wide soil geochemical sampling, prospecting (rock grab sampling) and geological mapping. In addition, an airborne geophysical survey comprising magnetics, electromagnetics (EM) and Radiometrics is recommended for the Property which will help highlight structures and will provide a mans of identifying potential potassic alteration zones that are commonly associated with Epithermal (and Porphyry) deposit.

Mining in Peru

Peru has an established legal framework for the exploration development and processing of its mineral resources. The legal regime is based on statute which requires strict compliance with its requirements but is not dependent on administrative discretion. The right to explore, extract and process minerals takes the form of mining and processing concessions. The rights and obligations of concession holders are contained in the General Mining Law. Mining is a major contributor to the Peruvian economy and there are some 200 operating mines in the country.

The General Mining Law determines the terms and conditions under which mining activities are allowed, including the manner in which mining rights can be obtained or lost. Concessions may be granted for metallic and nonmetallic minerals. The same mining concession is valid for exploration and for exploitation so there is no conversion procedure per se. Concessions are granted on a first-come first-served basis with a provision for auction if simultaneous claims are made. The law requires that the proposed mining areas free be of restrictions that the applicant is clearly identified and is capable to carry out the proposed activities. The applicant must pay an application and license fees. The process is managed by the Peruvian mining and geology institute. (INGEMET) Applications are publicly disclosed and processed in the order in which they were filed. There is constitutional protection of property rights in the General Mining Law which gives the concession holders clear and secure title. Mining concessions have an indefinite term provided that a minimum annual level of production or investment is met or an annual concession fee is paid in lieu.

In Peru the state retains ownership of all subsurface land and mineral resources. The ownership of extracted mineral resources is that of the holder of the mining concession. There are administrative procedures which mining concession holders must follow to gain access to the surface of privately owned land. Peru requires that mining concession-holders secure an agreement with the owners of the surface land or establish an easement for mining purposes. Expropriation procedures of surface rights are possible. Mining rights are generally transferable by their holders without restriction or requirements other than that the transaction is registered with the public mining register. Mining concessions are granted in areas where there may be limits on the size of concessions, from 100 ha to up to 10,000 ha. It is a general requirement that a concession be placed into commercial production within 10 years otherwise the holder must pay a penalty in order to maintain its mining right. The sale of mineral products is generally unrestricted. Even though they are not specifically regulated by Peruvian law, royalties (NSR and other, though NSR royalties are more commonly agreed) may be granted over mining concessions.

There are no restrictions or special requirements applicable to foreign companies or individuals regarding the holding of mining concessions in Peru unless the foreign investor seeks to acquire title or possession of certain assets (mining concessions included) located within 50 kilometers of Peru’s borders, in which case it will need a specific governmental approval for doing so.

Peru has a regime of environmental laws which establish the environmental guidelines and principles applicable to particulate emissions, water quality, expiration, tailings water discharge, and similar requirements. Any mine development project requires an approved environmental impact study which incorporates technical environmental and social matters. As a general rule, Peruvian environmental regulations provide that holders of mining activities are obliged to preserve the environment in a sustainable way in the time they are carried out. If any damage is caused while conducting mining activities, the respective party will be held liable. Peruvian law further sets fort that all constructions, works, services and other activities that may potentially cause environmental damages, must be carried out under an adequate environmental certification, which should describe the most relevant environmental aspects of the activity, the expected environmental impacts that might arise there from and the implementation of the necessary measures to avoid or reduce the possible damages to acceptable standards. Its process of approval usually involves public hearings.

Given that Peru is a signatory to Indigenous and Tribal Peoples Convention, 1989 of the International Labour Organization Convention, (also known as ILO-convention 169), means that if the footprint of any project (regardless of its stage) overlaps areas controlled by a peasant and indigenous community which collective rights could be affected with the activities to be performed, the Peruvian Government should carry-on a “previous consultation proceeding” information and asking the relevant community’s opinion, the same that is not binding, as the final decision on the authorization of the project relies with the Peruvian Government.

Peru Taxation

There is a generally a 29.5% rate of tax on income and dividends are taxed at the rate of 5%. Peru’s mining taxation system can be considered progressive in that tax rates will increase if the profitability of a project increases due to favourable price or cost conditions. As well, if profitability decreases as a consequence of downward movement in the price of minerals or an unexpected crease in costs the taxation rate decreases. Some mining companies sign a stabilization agreement which applies an additional 2% income tax for combined 31.5% but provides for more certainty when profits increase. The accounts for income tax purposes of different mining projects owned by the same company may be consolidated so that losses from one project can be offset against profits from another.

Capital gains are taxed at the normal income tax rate of 29.5%. The transfer of assets will be deemed made at their “fair market” value. Peruvian Revenue Authorities are entitled to “adjust”, for tax purposes, the value at which assets are transferred if they do not meet this “fair market” rule.

Mining companies must also pay to the Peruvian Government: (a) a “Mining Royalty” as consideration for the exploitation of metallic and non-metallic natural resources, which is calculated based on the quarterly sales revenues from metallic and non-metallic mineral resources at marginal rates ranging from 1% to 12%. A minimum royalty equivalent to 1% of the company´s quarterly sales is applicable; (b) the “Special Mining Tax” on the operating profit of metallic resources based on a sliding scale, with progressive marginal rates ranging from 2% to 8.4%; and, (c) the “Contribution to the Additional Mining Retirement Fund (FCJMMS by its Spanish acronym)”, which is equivalent to 0.5% of their net taxable income.

The tax regime permits accelerated depreciation for expiration expenses and tax losses may be carried forward for four years. There is also a requirement that employee compensation include sharing of at least 8% of mining profits.

No special taxes or registration requirements are imposed on foreign-owned companies and foreign investment is treated as equal to domestic capital (which, among other, guarantees the free remission of capital to, and from Peru), unless the foreign investor seeks to acquire title or possession of certain assets (mining concessions included) located within 50 kilometers of Peru’s borders, in which case it will need a specific governmental approval for doing so.

An 18% Value Added Tax applies to the following transactions: (i) sale of movable goods within Peru; (ii) services performed or utilized within Peru; (iii) construction contracts; (iv) first sale of real estate by constructors; and, (v) import of goods. VAT paid, among others, upon acquisition of goods and services can be deducted by taxpayers from VAT related to the sale of their finished products or services (Peruvian companies must declare and pay VAT with the tax authorities on a monthly basis). Export operations are not subject to VAT.

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

Pursuant to the terms of the Capitalization Agreement, assuming completion of the Reorganization Arrangement, it is anticipated that SpinCo Curibaya will have available cash of approximately $2.1 million.

Principal Purposes

The following table summarizes expenditures anticipated by SpinCo Curibaya required to achieve its business objectives during the 12 months following completion of the Reorganization Arrangement (see in this Appendix “H” – “Business Objectives and Milestones”, which follows).

Principal Purpose	Amount (in $ millions)
Project expenditures on the Curibaya Project	$0.6
Project expenditures on the Huilacollo Property	$0.0
Project investigation	$0.6
General & administrative expenses for 12 months	$0.9

Total:	$2.1

SpinCo Curibaya intends to spend the funds available to it as stated in the table above. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary for SpinCo Curibaya to achieve its objectives or to pursue other exploration and development opportunities. See in this Appendix “H” “Risks Factors”.

BUSINESS OBJECTIVES AND MILESTONES

With the funds available to it as described above under the heading “Available Funds and Principal Purposes”, SpinCo Curibaya intends to complete the following objectives and the milestones associated with attaining those objectives:

Objective	Milestones	Timing
Continue exploration of the Curibaya Projects	Completing drill targeting	Ongoing
	Obtaining drill permits	Ongoing – expected to finalize in Q1 2021
Identifying and investigating additional high-quality assets for its exploration	Project investigation on potential targets	Ongoing

SELECTED FINANCIAL INFORMATION

Financial Statements

Upon completion of the Reorganization Arrangement, the SpinCo Curibaya Properties will form the primary business of SpinCo Curibaya. As a result, included as part of Appendix “J” this Circular are the audited carve-out financial statements in respect of Spinco Curibaya, including all properties related thereto (referred to in the financial statements as “mineral property interests”) for the financial years ended December 31, 2019, and December 31, 2018, comprised of carve-out statements of financial position as at December 31, 2019, and December 31, 2018, carve-out statements of loss and comprehensive loss, carve-out statements of cash flows, carve-out statements of changes in Net Parent Investment, and notes to such carve-out statements for the years ended December 31, 2019, and December 31, 2018.

Also included as Appendix “J” to this Circular are the carve-out interim financial statements in respect of the SpinCo Curibaya, including all properties related thereto (referred to in the financial statements as “mineral properties”) for the financial periods ended June 30, 2020, and June 30, 2019, comprised of carve-out statements of financial position as at June 30, 2020, and June 30, 2019, carve-out statements of loss and comprehensive loss, carve-out statements of cash flows, carve-out statements of changes in Net Parent Investment, and notes to such carve-out statements for the periods ended June 30, 2020, and June 30, 2019.

Included as part of Appendix “J”, the financial statements of SpinCo Curibaya were prepared in accordance with International Financial Reporting Standards.

Included as part of Appendix “J” to this Circular are the unaudited pro forma financial statements of SpinCo Curibaya in respect of SpinCo Curibaya after giving effect to the Reorganization Arrangement and the acquisition by SpinCo Curibaya of the SpinCo Curibaya Properties and which are comprised of: a pro forma statement of financial position as at June 30, 2020 that gives effect to the Reorganization Arrangement as if it had taken place on June 30, 2020; a pro forma statement of comprehensive loss for the year ended December 31, 2019 that gives effect to the Reorganization Arrangement as if it had taken place on January 1, 2019; and notes to the pro forma financial statements.

Selected Pro-Forma Financial Statement Information

The following tables set out selected pro forma financial information for SpinCo Curibaya that give effect to the Reorganization Arrangement as at June 30, 2020 in the statement of financial position and as of January 1, 2019 in the statement of comprehensive loss, all of which is qualified by the more detailed information contained in the unaudited pro forma financial statements of SpinCo Curibaya included as Appendix “J” to this Circular.

1258620 B.C. Ltd.

Selected Pro-Forma Financial Statement Information

Unaudited Pro-Forma Statement of Financial Position

as at June 30, 2020

Assets
Current Assets
Cash and cash equivalents	$2,243,901
Other current assets	$66,410

Total Current Assets	$2,310,311

Prepayments and deposits	$135,116
Property and Equipment	$16,013
Exploration and Evaluation Assets	$3,371,774

Total Assets	$5,833,214

Liabilities and Shareholders’ Equity
Total current liabilities	$28,463
Total shareholders’ equity	$5,804,751

Total Liabilities and Shareholders’ Equity	$5,833,214

1258620 B.C. Ltd

Selected Pro-Forma Financial Statement Information

Unaudited Pro-Forma Statement of Comprehensive Loss for the Year Ended December 31, 2019

Expenses
Exploration and evaluation costs	$1,016,152
Fees, salaries and other employee benefits	$165,618
Legal and professional fees	$81,208
Office and administration	$25,426

Total Expenses	$1,288,404
Other Expenses
Impairment of mineral property	$337,203
Foreign exchange loss	$6,135

Loss for the period	$1,631,742

Basic and diluted loss per common share	$0.01

Weighted average number of common shares outstanding	108,000,000

Significant Acquisitions and Significant Dispositions

Other than the acquisition of the SpinCo Curibaya Properties, which includes Auryn’s interest in the SpinCo Curibaya mineral property interests, SpinCo Curibaya has made no significant acquisitions or dispositions since incorporation. See in this Appendix “H” “General Development of the Business”.

Results of Operations

For the period ended September 3, 2020, SpinCo Curibaya has undertaken no activities since its incorporation on July 23, 2020.

SpinCo Curibaya has no source of revenue, income or cash flow. It is, as of the date of this document, wholly dependent upon its sole shareholder, Auryn, for advance of funds.

Transactions with Related Parties

SpinCo Curibaya will be party to the Capitalization Agreement pursuant to which it acquired the SpinCo Curibaya Properties (see in this Appendix “H”, “General Development of the Business”, “Promoters” and “Interests of Management and Other in Material Transactions”).

As at the date of the Circular, SpinCo Curibaya is Auryn’s wholly-owned subsidiary and all the directors except one and all the officers of SpinCo Curibaya are also the directors and officers of Auryn. See in this Appendix “H”, “Directors and Executive Officers”.

Proposed Transactions

Other than the Reorganization Arrangement and the transactions proposed to be completed prior thereto, as at the date of this MD&A, SpinCo Curibaya has no proposed asset or business acquisitions or dispositions.

Disclosure of Outstanding Share Data

SpinCo Curibaya has one class of shares outstanding, being common shares without par value (as previously defined herein, the “SpinCo Curibaya Shares”). As at the date of this Circular, one SpinCo Curibaya Share was issued and outstanding. On completion of the Reorganization Arrangement, SpinCo Curibaya will have a number of shares equal to the number of Auryn Shares immediately prior to the Effective Date (approximately 108 million).

As of the date hereof, SpinCo Curibaya has not granted any incentive stock options or issued any convertible securities except it is obligated to Auryn to issue it shares on a one-for-one basis in the event that any or all of the 500,000 Auryn Warrants are exercised so that the holder of these warrants will receive the same consideration had he exercised the Auryn Warrants immediately prior to the Effective Date.

Business Risks and Uncertainties

See in the Circular, “Risk Factors” (other than “Risk Factors Associated with the Reorganization Arrangement” as these will not be relevant as no shares of SpinCo Curibaya will be issued unless the Reorganization Arrangement is completed).

Contractual Obligations

SpinCo Curibaya presently has no contractual obligations other than as described under “Capitalization Agreement” and in respect of its mineral project requirements, see “SpinCo Curibaya Properties”.

The Capitalization Agreement provides that SpinCo Curibaya shall indemnify Auryn and its subsidiaries from and against all losses suffered or incurred by Auryn or its subsidiaries as a result of or arising, directly or indirectly, out of or in connection with, the SpinCo’s Indemnified Liability (as defined in Appendix “A” to the Circular), provided that such obligations of SpinCo Curibaya shall expire and be terminated one year after the Effective Date. See in this Appendix “H”, “Risks Factors – SpinCo Curibaya Indemnified Liability Risk”.

Financial Instruments and Risk Management

See Note 9 to SpinCo Curibaya’s audited financial statements for the period ended December 31, 2019, which are attached as Appendix “J” to, and form part of, this Circular.

Off-Balance Sheet Arrangements

SpinCo Curibaya does not have any off-balance sheet arrangements.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

SpinCo Curibaya’s authorized share capital consists of an unlimited number of common shares without par value, of which one SpinCo Curibaya Share (held by Auryn) is issued and outstanding as fully paid and non-assessable as of the date of the Circular. Assuming completion of the Reorganization Arrangement pursuant to its terms, approximately 108 million SpinCo Curibaya Shares will be issued and outstanding as fully paid and non-assessable on completion of the Reorganization Arrangement, all of which will be distributed to the Auryn Shareholders. Up to a further 500,000 SpinCo Curibaya Shares are issuable if all of the 500,000 Auryn Warrants are exercised after the Effective Date. In that event SpinCo Curibaya will receive additional cash proceeds of $100,000.

SpinCo Curibaya Shares

SpinCo Curibaya Shares are not subject to any future call or assessment and do not have any pre-emptive, conversion or redemption rights, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the SpinCo Curibaya Shares, all of which rank equally as to all benefits which might accrue to the holders of the SpinCo Curibaya Shares. All holders of SpinCo Curibaya Shares are entitled to receive a notice of any general meeting to be convened by SpinCo Curibaya. At any general meeting of SpinCo Curibaya, every Shareholder has one vote for each SpinCo Curibaya Share of which he or she is the registered owner. Voting rights may be exercised in person or by proxy.

The holders of SpinCo Curibaya Shares are entitled to share pro rata in any: (i) dividends if, as and when declared by the SpinCo Curibaya Board, and (ii) such assets of SpinCo Curibaya as are distributable to shareholders upon liquidation of SpinCo Curibaya. All SpinCo Curibaya Shares outstanding upon completion of the Reorganization Arrangement will be fully paid and non-assessable.

SpinCo Curibaya Warrants and Options

As of the date of this Circular, SpinCo Curibaya does not have any share purchase warrants or share purchase options outstanding. SpinCo Curibaya is obligated to issue up to 500,000 SpinCo Curibaya Shares in the event that the holder of the 500,000 Auryn Warrants elects to exercise all or some of them. In that event, SpinCo Curibaya will receive cash proceeds of $0.20 per SpinCo Curibaya Share issued.

DIVIDENDS

SpinCo Curibaya has not paid dividends since its incorporation. While there are no restrictions precluding SpinCo Curibaya from paying dividends, it has no source of cash flow and anticipates using all available cash resources toward its stated business objectives. At present, SpinCo Curibaya’s policy is to retain earnings, if any, to finance its business operations. The SpinCo Curibaya Board will determine if and when dividends should be declared and paid in the future based on SpinCo Curibaya’s financial position at the relevant time.

CONSOLIDATED CAPITALIZATION

The following table sets out the share and loan capital of SpinCo Curibaya. The table should be read in conjunction with the unaudited pro-forma financial statements attached as Appendix “J” to this Circular as well as with the other disclosure contained in this Appendix “H” and in the Circular. See also in this Appendix “H”, “Description of Capital Structure” and “Prior Sales”.

Capital	Authorized	Amount outstanding as of the date of the Circular(1)	Amount outstanding assuming completion of the Reorganization Arrangement(2)(3)
SpinCo Curibaya Shares	Unlimited	1	108,000,000
Long term debt	N/A	Nil	Nil

Notes:

(4)	There have been no “Prior Sales” of SpinCo Curibaya securities.
(5)	Represents the estimated number of Auryn Shares outstanding as of the Effective Date.
(6)	This number would increase by up to 500,000 if all the Auryn Warrants were exercised prior to the Effective Date.

PRIOR SALES

As of the date of this Circular, SpinCo Curibaya has not issued any shares, other than the one share held by Auryn. On the Effective Date, it is expected that approximately 108,000,000 SpinCo Curibaya Shares will be outstanding pursuant to the Reorganization Arrangement (assuming no Auryn Warrants are exercised between the date of this Circular and the Effective Date).

MARKET FOR SECURITIES

SpinCo Curibaya has no immediate intention to pursue an application for the listing of the SpinCo Curibaya Shares on any stock exchange. There can be no assurances as to if, or when, the SpinCo Curibaya Shares will be listed or traded on a Canadian stock exchange, or any stock exchange.

As at the date of the Circular, there is no market through which the SpinCo Curibaya Shares to be distributed pursuant to the Reorganization Arrangement may be sold and Auryn Shareholders may not be able to resell the SpinCo Curibaya Shares to be distributed to them pursuant to the Reorganization Arrangement. This may affect the pricing of the SpinCo Curibaya Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the SpinCo Curibaya Shares, and the extent of issuer regulation.

ESCROWED SHARES

SpinCo Curibaya does not have any of its securities subject to escrow or contractual restrictions on transfer, nor will it upon completion of the Reorganization Arrangement.

PRINCIPAL SECURITYHOLDERS

As of the date of the Circular, Auryn holds 100% of the issued SpinCo Curibaya Shares. Assuming completion of the Reorganization Arrangement and to the knowledge of SpinCo Curibaya’s directors and officers, no person will beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the then issued SpinCo Curibaya Shares except Goldcorp, a wholly-owned subsidiary of Newmont Gold which will own 11,124,228 (10.3%).

DIRECTORS AND EXECUTIVE OFFICERS

As at the date of the Circular, the directors of SpinCo Curibaya are also directors of Auryn, SpinCo Curibaya’s sole shareholder. The directors of SpinCo Curibaya will be elected annually at each annual general meeting of the SpinCo Curibaya shareholders and will hold office until the next annual general meeting unless a director’s office is earlier vacated in accordance with the Articles of SpinCo Curibaya or he or she becomes disqualified to serve as a director. As at the date of the Circular, the directors and executive officers of SpinCo Curibaya hold no SpinCo Curibaya Shares. Assuming completion of the Reorganization Arrangement and, given the one for one issuance of SpinCo Curibaya Shares contemplated on the Reorganization Arrangement, the number of SpinCo Curibaya Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by all of the directors and officers of SpinCo Curibaya as a group as at the date of the Circular, the number and percentage of SpinCo Curibaya Shares that will be beneficially owned, directly or indirectly, or over which control or direction will be exercised by all of the directors and executive officers of SpinCo Curibaya as a group will be the same as disclosed in the Circular for Auryn. See in the Circular, “The Auryn Meeting – Auryn Voting Agreements”.

The names, province or state and country of residence, positions and offices, and principal occupations of each of the directors and executive officers of SpinCo Curibaya as of the Effective Date are as follows:

Name and place of residence	Principal occupation(1)	Percentage of shares owned
Shawn Wallace Chief Executive Officer and Director British Columbia, Canada	President, CEO & Director of Auryn; Co-Chairman & Director of Torq Resources Inc.; Director of Galiano Gold Inc. (formerly Asanko Gold Inc.); Past Chairman and CEO of Galiano Gold Inc.	2.7%

Ivan James Bebek Executive Chairman and Director British Columbia, Canada	Executive Chairman & Director of Auryn; Co-Chairman & Director of Torq Resources Inc.	4.7%

Steve Cook(1)(2)(3) Director British Columbia, Canada	Director of Auryn; Director of Torq Resources Inc.; Practicing tax partner at law firm of Thorsteinssons LLP; Principal at SM Cook Legal Services Law Corporation; Past Director of Cayden; Past Director of Skeena Resources Ltd.; Past Director of SnipGold Corp.	1.0%

Jeffrey R. Mason(1)(2)(3) Director British Columbia, Canada	Director of Auryn; Director of Torq Resources Inc.; Former Chair of the Board, and Interim CEO and President of Great Panther Mining Limited; Past Director of Amarc Resources Ltd.; Past Director of Libero Copper Corporation (formerly Libero Mining Corporation); Past Director of Hut 8 Mining Corp. (formerly Oriana Resources Corporation); Past Director of Red Eagle Mining Limited; Past Director and CFO of Nickel Creek Platinum Corp. (formerly Wellgreen Platinum Ltd.); The balance of Mr. Mason’s professional activities are spent providing financial and operations advisory consulting/employment services for mining, electrical power and construction.	0.8%

Name and place of residence	Principal occupation(1)	Percentage of shares owned
Antonio Arribas Director Texas, U.S.	Director of Auryn; Professor at the University of Texas; Past Professor at the Graduate School of Mineral Resource Sciences of Akita University, Japan; Adjunct Professor at the University of Michigan; Adjunct Professor at James Cook University in Townsville, Australia; Past Vice President Geoscience at BHP Billiton Minerals Exploration; Past Senior Manager Geosciences at Newmont Mining Corp.	.17%

Paul Sun Director British Columbia, Canada	Managing Director, Institutional Equity Sales at Beacon Securities until December 2014; CFO of Draganfly Innovations Inc. to Present.	Nil

Notes:

(1)	The information as to principal occupation has been furnished by each director and/or officer individually.
(2)	Members of the Audit Committee are Messrs. Mason, Cook and Sun.
(3)	Members of the Corporate Governance and Nominating Committee are Messrs. Mason, Cook and Sun.
(4)	Members of the Compensation Committee are Messrs. Mason, Cook and Sun.

See in this Appendix “H” “Audit Committee” and “Corporate Governance – Board Committees”.

As at the date hereof, there are no SpinCo Curibaya Shares beneficially owned, directly or indirectly, or control or direction was exercised over those shares, by the directors and executive officers of SpinCo Curibaya. On the Effective Date, each of the directors and executive officers of SpinCo Curibaya will beneficially own, directly or indirectly, or control or direct one SpinCo Curibaya Share for each one Auryn Share held. It is expected that 9,205,957 SpinCo Curibaya Shares, or approximately 8.5% of the SpinCo Curibaya Shares outstanding on a non-diluted basis will be beneficially owned, directly or indirectly, or control or direction will be exercised over those shares, by the directors and executive officers of SpinCo Curibaya as a group.

Cease Trade Orders, Penalties, Sanctions or Bankruptcies

As at the date hereof, no director or executive officer of SpinCo Curibaya is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including SpinCo Curibaya) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as described below, no director or executive officer of SpinCo Curibaya, or a shareholder holding a sufficient number of securities of SpinCo Curibaya to affect materially control of SpinCo Curibaya, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including SpinCo Curibaya) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of SpinCo Curibaya, or a shareholder holding a sufficient number of securities of SpinCo Curibaya to affect materially the control of SpinCo Curibaya, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Jeffery Mason was a director since March 2015 of the online shoe retailer Shoes.com Technologies Inc., a private BC company, and was a director since September 2016 of certain of its wholly-owned private subsidiary companies, including Shoes.com, Inc., a Delaware company, and Onlineshoes.com, Inc., a Washington company, but was never a director of Shoeme Technologies Limited, a Canadian Federal private company (together, Shoeme Technologies Limited, Shoes.com Technologies Inc., Shoes.com, Inc. and Onlineshoes.com, Inc., the “Shoes Private Companies”). In September 2016, following the resignation of the prior chief financial officer, Mr. Mason assumed the role of interim chief financial officer of the Shoes Private Companies. Due in part to an increasing competitive landscape, the Shoes Private Companies became insolvent, and were not believed to be financeable. The boards of directors of the Shoes Private Companies determined that the interests of stakeholders would be best protected by placing the Shoes Private Companies into receivership in February 2017. Mr. Mason resigned as interim chief financial officer and director of the Shoes Private Companies in February 2017.

Mr. Mason was a director of Red Eagle Mining Corporation (“Red Eagle Mining”), a TSX listed company, commencing on Jan 1, 2010 continuing to his resignation on June 22, 2018. Subsequently on November 9, 2018, the secured lenders gave default notice and a demand letter under the secured credit facility and advised of their intention to appoint FTI Consulting as receiver over Red Eagle Mining’s assets. Red Eagle Mining had negotiated a restructuring, announced August 24, 2018 under which the secured lenders would write off a significant part of their debt to enable Red Eagle Mining to recommence operations, but the restructuring was contingent upon a U.S.$38 million equity financing from Annibale SAC, personally guaranteed by its principal Fernando Palazuelo. Annibale defaulted on that commitment and as a result, the restructuring could not proceed.

The foregoing, not being within the knowledge of SpinCo Curibaya, has been furnished by the respective directors, executive officers and shareholders holding a sufficient number of securities of SpinCo Curibaya to affect materially control of SpinCo Curibaya.

Conflicts of Interest

Certain directors and officers of SpinCo Curibaya are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties, including Auryn. Such associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of SpinCo Curibaya may not be made available to SpinCo Curibaya, but rather may be offered to a company with competing interests. The directors and senior officers of SpinCo Curibaya are required by law to act honestly and in good faith with a view to the best interests of SpinCo Curibaya and to disclose any personal interest which they may have in any project or opportunity of SpinCo Curibaya, and to abstain from voting on such matters.

The directors and officers of SpinCo Curibaya are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and SpinCo Curibaya will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

SpinCo Curibaya was incorporated on July 23, 2020 and, accordingly, has not yet completed a financial year and has not yet developed a compensation program. Upon completion of the Reorganization Arrangement, it is anticipated that SpinCo Curibaya will establish a compensation committee (the “Compensation Committee”) which will recommend how directors will be compensated for their services as directors. The Compensation Committee is expected to recommend the granting of stock options in such amounts and upon such terms as may be recommended by the Compensation Committee and approved by the SpinCo Curibaya Board from time to time.

The Compensation Committee will also consider and make recommendations with respect to the compensation of the executive officers of SpinCo Curibaya. It is anticipated that all executive officers of SpinCo Curibaya will receive cash compensation and stock option grants in line with market practice for private reporting issuers in the same industry and market and of the same size as SpinCo Curibaya.

Long-Term Incentive Plan

SpinCo Curibaya does not have any long-term incentive plans.

Option-based Awards

Following completion of the Reorganization Arrangement, SpinCo Curibaya will not have any SpinCo Curibaya Options outstanding.

Pension Plan Benefits

SpinCo Curibaya does not have defined benefit or defined contribution plans.

Director Compensation

Upon completion of the Reorganization Arrangement, it is anticipated that SpinCo Curibaya will pay cash compensation to its directors in amounts paid to directors of comparable Canadian private reporting issuers for services rendered in their capacity as directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of the Circular, no director or executive officer of SpinCo Curibaya, or any associate of any of them, was indebted to SpinCo Curibaya.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

Board of Directors

National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with SpinCo Curibaya. A material relationship is a relationship which could, in the view of the SpinCo Curibaya Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with SpinCo Curibaya. Applying the definition set out in NI 52-110, the following members of the SpinCo Curibaya Board are independent Messrs Mason, Cook, Sun and Arribas. Shawn Wallace being the Chief Executive Officer and Ivan Bebek being the Executive Chairperson of SpinCo Curibaya are not independent.

The SpinCo Curibaya Board of Directors as a whole has responsibility for developing SpinCo Curibaya’s approach to: (i) financial reporting and internal controls; (ii) issues relating to compensation of directors, officers and employees; (iii) corporate governance issues and matters relating to nomination of directors; and (iv) administration of timely and accurate disclosure, confidentiality and insider trading policy, certain of which responsibilities are delegated to SpinCo Curibaya’s Audit Committee (see “Board Committees” and “Audit Committee” which follow).

The SpinCo Curibaya Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. The SpinCo Curibaya Board’s consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. The SpinCo Curibaya Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on SpinCo Curibaya’s business in the ordinary course, managing SpinCo Curibaya’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The SpinCo Curibaya Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, where deemed necessary by the independent directors, the independent directors hold in-camera sessions exclusive of non-independent directors and members of management, which process facilitates open and candid discussion amongst the independent directors.

Other Directorships

Certain of the directors of SpinCo Curibaya are also directors of other issuers that are “reporting issuers” as that term is defined in and for the purposes of securities legislation, which positions are summarized as follows:

Name of Director	Other Reporting Issuer	Market	Position	From	To
Ivan James Bebek	Torq Resources Inc.	TSXV, OTCQX	Director and Co-Chairman	May 20, 2011	Present
Shawn Wallace	Torq Resources Inc.	TSXV, OTCQX	Director and Co-Chairman	May 20, 2011	Present
	Galiano Gold Inc.	TSX, NYSE.AM	Director	February 26, 2010	Present
Steve Cook	Torq Resources Inc.	TSXV, OTCQX	Director	August 12, 2011	Present
Jeffrey R. Mason	Torq Resources Inc.	TSXV, OTCQX	Director	September 12, 2017	Present
	Great Panther Mining Limited	TSX, NYSE.AM	Chairman and Director	May 6, 2014 June 7, 2018	June 8, 2017 February 20, 2020
Paul Sun	Navy Resources Corp.	TSXV	Director	September 17, 2018	Present
	Katipult Technology Corp.	TSXV	Director	October 27, 2017	August 12, 2019

Position Descriptions

Ivan Bebek is the Chair of the SpinCo Curibaya Board. The Chair of the SpinCo Curibaya Board will primarily be responsible for ensuring that the SpinCo Curibaya Board is functioning properly and that it is meeting its obligations and responsibilities to SpinCo Curibaya under the BCBCA. The responsibilities of the Chairperson of the Audit Committee are set out in the Audit Committee charter which is mandated by the SpinCo Curibaya Board. The SpinCo Curibaya Board has not adopted position descriptions and position descriptions and responsibilities will be determined as necessary and from time to time for each position.

Orientation and Continuing Education

As it was only recently incorporated, SpinCo Curibaya has not yet developed an official orientation or training program for new directors, and this has not, to date, been necessary as the directors of SpinCo Curibaya are also directors of Auryn and familiar with the role of a director of a publicly listed mineral resource company. However, going forward, new directors will be provided the opportunity to become familiar with SpinCo Curibaya by meeting with the other directors and with officers and employees. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the SpinCo Curibaya Board. Potential candidates will be provided with publicly available materials in order to acquaint themselves with SpinCo Curibaya, including recent press releases, financial reports and other relevant materials.

The SpinCo Curibaya Board encourages each of the directors to stay current on developing corporate governance requirements through continuous improvement and education. Directors are routinely provided information and publications on developing regulatory issues.

Ethical Business Conduct

SpinCo Curibaya will adopt a governance and ethical conduct policy and procedures manual substantially the same as Auryn. For information about these polices see the Circular.

Nomination of Directors

The SpinCo Curibaya Board has formed a Corporate Governance and Nominating Committee (the “CGNC”) comprised of Messrs Mason, Cook and Sun, for the purpose of identifying new candidates for election to the SpinCo Curibaya Board. The CGNC prepares a shortlist of potential candidates through discussion with respected financial, legal and commercial institutions and interviews the interested candidates. The key criteria include the following: (i) professional background and related qualifications; (ii) industry experience and relevant professional relationships; (iii) other board appointments; (iv) professional standing and reputation in the investment and mining communities; (v) membership of industry committees and (vi) particular technical or financial background depending on the mix of experience on the SpinCo Curibaya Board at that time.

The SpinCo Curibaya Board reviews the recommendations of the CGNC and makes the final determination about director nominations and appointments. Where appropriate, independent consultants are engaged to identify possible new candidates for the SpinCo Curibaya Board.

Board Mandate

The board of directors has not adopted a written mandate however it is required to monitor the management of the business and affairs of SpinCo Curibaya and to act with a view to the best interests of SpinCo Curibaya. The SpinCo Curibaya Board will oversee the development, adoption and implementation of SpinCo Curibaya’s strategies and plans.

Board Committees

The SpinCo Curibaya Board has appointed the CGNC (described above), the SpinCo Curibaya Audit Committee comprised of Messrs Mason, Cook and Sun and upon completion of the Reorganization Arrangement, will establish its Compensation Committee comprised of Messrs Mason, Cook and Sun. A description of the authority, responsibilities, duties and functions of the SpinCo Curibaya Audit Committee can be found in this Appendix “H” under the heading “Audit Committee”, which follows.

Assessments

The SpinCo Curibaya Board does not consider that formal assessments would be useful at this stage of SpinCo Curibaya’s development. The SpinCo Curibaya Board, at least annually, will conduct informal assessments of the SpinCo Curibaya Board’s effectiveness, the individual directors and reports from each committee representing its own effectiveness. As part of the amendments, the SpinCo Curibaya Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable policies.

Audit Committee

Audit Committee Charter

The SpinCo Curibaya Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets, reliability of information, and compliance with laws. It is anticipated that the SpinCo Curibaya Board will adopt an Audit Committee Charter, substantially in the form attached to this Appendix “H” as Appendix “1”, mandating the role of the SpinCo Curibaya Audit Committee in supporting the SpinCo Curibaya Board in meeting its responsibilities to its shareholders.

Audit Committee Members

The Audit Committee will be comprised of at least three members, all of whom shall be directors of SpinCo Curibaya. Whenever reasonably feasible members of the Audit Committee should be independent and shall have no direct or indirect material relationship with SpinCo Curibaya. If less than a majority of the SpinCo Curibaya Board are independent, then a majority of the members of the Audit Committee may be made of members that are not independent of SpinCo Curibaya, provided that there is an exemption in the applicable securities law, rule, regulation, policy or instrument (if any).

Relevant Education and Experience

All of the SpinCo Curibaya Audit Committee members are experienced businessmen with experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour. In addition, each of the members of the SpinCo Curibaya Audit Committee has knowledge of the role of an audit committee in the realm of reporting companies. Set out below is a description of the education and experience of each member of the SpinCo Curibaya Audit Committee that is relevant to the performance of her or his responsibilities as an audit committee member.

Jeffrey R. Mason	Mr. Mason is a Chartered Profession Accountant (CPA) with many years of experience in auditing, accounting, mining and service on audit committees and holds a Institute of Corporate Directors, Director designation (ICD.D).
Steve Cook	Mr. Cook is a semi-retired tax lawyer with many years of financial experience and service on audit committees.
Paul Sun	Mr. Sun is a corporate banker with many years of financial experience and experience serving on audit committees.

Pre-Approved Policies and Procedures for Non-Audit Services

SpinCo Curibaya’s Audit Committee Charter requires that management seek approval from the SpinCo Curibaya Audit Committee of all non-audit services to be provided to SpinCo Curibaya or any of its subsidiaries by SpinCo Curibaya’s external auditor, prior to engaging the external auditor to perform those non-audit services.

External Auditor Service Fees

Since SpinCo Curibaya’s incorporation on July 23, 2020, no fees, audit or otherwise, have been billed to SpinCo Curibaya by its auditor, Deloitte LLP, Chartered Professional Accountants.

Reliance on Exemption

As SpinCo Curibaya is an “IPO venture issuer” for purposes of applicable securities legislation, SpinCo Curibaya is relying on the exemption in Section 6.1 of NI 52-110 from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations).

RISK FACTORS

An investment in the securities of SpinCo Curibaya are highly speculative due to the high-risk nature of its business and the present stage of its development. Investors may lose their entire investment. The risks described below are not the only ones facing SpinCo Curibaya. Additional risks not currently known to SpinCo Curibaya, or that SpinCo Curibaya currently deems immaterial, may also impair SpinCo Curibaya’s operations. If any of the following risks actually occur, SpinCo Curibaya’s business, financial condition and operating results could be adversely affected.

Auryn Shareholders should consult with their professional advisors to assess the Reorganization Arrangement and their resulting investment in SpinCo Curibaya. In evaluating SpinCo Curibaya and its business and whether to vote in favour of the Reorganization Arrangement, Auryn Shareholders should carefully consider, in addition to the other information contained in the Circular and this Appendix “H” the risk factors which follow, as well as the risks associated with the Reorganization Arrangement (see in the Circular “The Auryn Meeting – Risks Associated with the Reorganization Arrangement”). These risk factors may not be a definitive list of all risk factors associated with the Reorganization Arrangement, an investment in SpinCo Curibaya or in connection with SpinCo Curibaya’s business and operations.

Coronavirus (COVID-19)

The current outbreak of novel COVID-19 and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact SpinCo Curibaya’s operations, and the operations of its suppliers, contractors and service providers and the ability to obtain financing.

No Stock Exchange Listing of SpinCo Curibaya Shares

The SpinCo Curibaya Shares are not currently listed on any stock exchange. Further, SpinCo Curibaya will not immediately seek a listing of its securities on a stock exchange upon closing the Reorganization Arrangement. There is no assurance when, or if, the SpinCo Curibaya Shares will be listed on any stock exchange. Until the SpinCo Curibaya Shares are listed on a stock exchange, shareholders of SpinCo Curibaya may not be able to sell their SpinCo Curibaya Shares. Even if a listing is obtained, ownership of SpinCo Curibaya Shares will involve a high degree of risk.

Qualification under the Tax Act for a Registered Plan

If the SpinCo Curibaya Shares are not listed on a designated stock exchange in Canada and the Election is not validly made on or before the due date for SpinCo Curibaya’s T2 income tax return for its first taxation year or if SpinCo Curibaya does not otherwise satisfy the conditions in the Tax Act to be a “public corporation”, the SpinCo Curibaya Shares will not be considered to be a qualified investment for a Registered Plan from their date of issue. Where a Registered Plan acquires a SpinCo Curibaya Share in circumstances where the SpinCo

Curibaya Share is not a qualified investment under the Tax Act for the Registered Plan, adverse tax consequences may arise for the Registered Plan and the holder, annuitant or subscriber under the Registered Plan, including that the Registered Plan may become subject to penalty taxes, the holder, annuitant or subscriber of such Registered Plan may be subject to a penalty tax or, in the case of a registered education savings plan, such plan may have its tax exempt status revoked.

Limited Business History and No History of Earnings

SpinCo Curibaya has only recently commenced operations and has no history of operating earnings. The likelihood of success of SpinCo Curibaya must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. SpinCo Curibaya has limited financial resources and there is no assurance that additional funding will be available to it for further operations or to fulfill its obligations under applicable agreements. There is no assurance that SpinCo Curibaya will ultimately generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

Unknown Environmental Risks for Past Activities

Exploration and mining operations incur risks of releases to soil, surface water and groundwater of metals, chemicals, fuels, liquids having acidic properties and other contaminants. In recent years, regulatory requirements and improved technology have significantly reduced those risks. However, those risks have not been eliminated, and the risk of environmental contamination from present and past exploration or mining activities exists for mining companies. Companies may be liable for environmental contamination and natural resource damages relating to properties that they currently own or operate or at which environmental contamination occurred while or before they owned or operated the properties. No assurance can be given that potential liabilities for such contamination or damages caused by past activities at the SpinCo Curibaya mineral interests do not exist.

SpinCo Curibaya Indemnified Liability Risk

Pursuant to the Arrangement Agreement, SpinCo Curibaya has covenanted and agreed that, following the Effective Time, it will indemnify Fury Gold from all losses suffered or incurred by Auryn as a result of or arising directly or indirectly out of or in connection with a SpinCo Curibaya Indemnified Liability (as such term is defined in this Circular).

Any liability of Auryn for Tax cannot be determined for certain at this time because Auryn’s tax liability will depend on the fair market value of the SpinCo Curibaya Shares on the Effective Date and other factors including, but not limited to, the other deductions or credits available to Auryn such as loss carry forwards in the taxation year of Auryn that includes the distribution of the SpinCo Curibaya Shares. A successful indemnification claim made by Auryn or its subsidiaries against SpinCo Curibaya pursuant to the Arrangement Agreement could have a material adverse effect on SpinCo Curibaya.

Sale of SpinCo Curibaya Shares by Auryn as Funding for its Canadian withholding tax obligations, if required

If Auryn determines that a deemed dividend will arise as a consequence of the Reorganization Arrangement, Auryn will be entitled to deduct and withhold from any consideration payable or otherwise deliverable to an Auryn Shareholder that is not resident in Canada for Canadian tax purposes (including the SpinCo Curibaya Shares) such amounts as Auryn is required, entitled or permitted to deduct and withhold under the Tax Act. To the extent that Auryn is required to deduct and withhold from consideration that is not cash, including the SpinCo Curibaya Shares, Auryn is entitled to liquidate such consideration to the extent necessary in order to fund its deduction, withholding and remittance obligations. Any such sales may negatively impact the trading price of the SpinCo Curibaya Shares where such shares are listed.

Acquisitions and Joint Ventures

SpinCo Curibaya will evaluate from time to time opportunities to acquire and joint venture mining assets and businesses. These acquisitions and joint ventures may be significant in size, may change the scale of SpinCo Curibaya’s business and may expose it to new geographic, political, operating, financial and geological risks. SpinCo Curibaya’s success in its acquisition and joint venture activities will depend on its ability to identify suitable acquisition and joint venture candidates and partners, acquire or joint venture them on acceptable terms and integrate their operations successfully with those of SpinCo Curibaya. Any acquisitions or joint ventures would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of SpinCo Curibaya’s ongoing business; the inability of management to maximize the financial and strategic position of SpinCo Curibaya through the successful incorporation of acquired assets and businesses or joint ventures; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; dilution of SpinCo Curibaya’s present shareholders or of its interests in its subsidiaries or assets as a result of the issuance of shares to pay for acquisitions or the decision to grant earning or other interests to a joint venture partner; and the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that SpinCo Curibaya would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or joint ventures. There may be no right for shareholders to evaluate the merits or risks of any future acquisition or joint venture undertaken except as required by applicable laws and regulations.

Additional Financing and Dilution

SpinCo Curibaya plans to focus on exploring for minerals and will use its working capital to carry out such exploration. However, SpinCo Curibaya will require additional funds to further such activities. To obtain such funds, SpinCo Curibaya may sell additional securities including, but not limited to, its common shares or some form of convertible security, the effect of which would result in a substantial dilution of the equity interests of SpinCo Curibaya’s Shareholders.

There is no assurance that additional funding will be available to SpinCo Curibaya for additional exploration or for the substantial capital that is typically required in order to bring a mineral project to the production decision or to place a property into commercial production. There can be no assurance that SpinCo Curibaya will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

No Resources

To date, no mineral resources have been determined to exist on any of the mineral properties of SpinCo Curibaya.

Exploration Activities May Not be Successful

Exploration for, and development of, mineral properties involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, to complete a feasibility study and to construct mining and processing facilities at a site for extracting gold or other metals from ore. SpinCo Curibaya cannot ensure that its future exploration programs will result in profitable commercial mining operations.

Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define reserves that can be mined economically. Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. There have been no feasibility studies conducted in order to derive estimates of capital and operating costs including, among others, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold or copper from the ore, and anticipated environmental and regulatory compliance costs.

It is possible that actual costs and economic returns of future mining operations may differ materially from SpinCo Curibaya’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have an adverse impact on SpinCo Curibaya’s future cash flows, earnings, results of operations and financial condition.

Exploration Stage Operations

SpinCo Curibaya’s operations are subject to all of the risks normally incident to the exploration for and the development and operation of mineral properties. SpinCo Curibaya has implemented safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. SpinCo Curibaya maintains liability and property insurance, where reasonably available, in such amounts as it considers prudent. SpinCo Curibaya may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

Commodity Price Fluctuations and Cycles

Resource exploration is significantly linked to the outlook for commodities. When the price of commodities being explored declines investor interest subsides and capital markets become very difficult. The price of commodities varies on a daily basis and there is no proven methodology for determining future prices. Price volatility could have dramatic effects on the results of operations and the ability of SpinCo Curibaya to execute its business plan. The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. Fluctuations in supply and demand in various regions throughout the world are common. In recent years, mineral prices have fluctuated widely. Moreover, it is difficult to predict future mineral prices with any certainty. As SpinCo Curibaya’s business is in the exploration stage and as SpinCo Curibaya does not carry on production activities, its ability to fund ongoing exploration is affected by the availability of financing which is, in turn, affected by the strength of the economy and other general economic factors. SpinCo Curibaya’s current projects are primarily exposed to gold, silver and copper prices.

Gold prices specifically are historically subject to wide fluctuation and are influenced by a number of factors beyond the control or influence of SpinCo Curibaya. Some factors that affect the price of gold include: industrial and jewellery demand; central bank lending or purchase or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold productions; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies. All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

Changes in Government Regulation

Changes in Peruvian government regulations or the application thereof and the presence of unknown environmental hazards on any of SpinCo Curibaya’s mineral properties may result in significant unanticipated compliance and reclamation costs. Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect SpinCo Curibaya.

SpinCo Curibaya may not be able to obtain all necessary licenses and permits that may be required to carry out exploration on any of its projects. Obtaining the necessary governmental permits is a complex, time consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation.

Risks Relating to Statutory and Regulatory Compliance

SpinCo Curibaya’s current and future operations, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. SpinCo Curibaya has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which SpinCo Curibaya may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis or at all, or that such laws and regulations would not have an adverse effect on any project which SpinCo Curibaya may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. SpinCo Curibaya may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. SpinCo Curibaya is not currently covered by any form of environmental liability insurance. See “Risk Factor – Insurance Risk”, below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on SpinCo Curibaya and cause increases in capital expenditures or require abandonment or delays in exploration.

Insurance Risk

SpinCo Curibaya is subject to a number of operational risks and may not be adequately insured for certain risks, including: accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labour disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the properties of SpinCo Curibaya, personal injury or death, environmental damage or, regarding the exploration activities of SpinCo Curibaya, increased costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on SpinCo Curibaya’s future cash flows, earnings, results of operations and financial condition. The payment of any such liabilities would reduce the funds available to SpinCo Curibaya. If SpinCo Curibaya is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

No assurance can be given that insurance to cover the risks to which SpinCo Curibaya’s activities are subject will be available at all or at commercially reasonable premiums. SpinCo Curibaya is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration activities is unavailable or prohibitively expensive. This lack of environmental liability insurance coverage could have an adverse impact on SpinCo Curibaya’s future cash flows, earnings, results of operations and financial condition.

Competitive Conditions

SpinCo Curibaya competes against other companies to identify suitable exploration properties. Competition in the mineral exploration business is intense, and there is a high degree of competition for desirable mineral leases, suitable prospects for drilling operations and necessary exploration equipment, as well as for access to funds. SpinCo Curibaya is competing with many other exploration companies possessing greater financial resources and technical facilities than that currently held by SpinCo Curibaya.

Property Commitments

SpinCo Curibaya’s mineral properties and/or interests may be subject to various land payments, royalties and/or work commitments. Failure by SpinCo Curibaya to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Political, Economic and Social Risks and Uncertainties

The SpinCo Curibaya Properties are located in Peru. Regardless of Peru’s progress in recent decades in restructuring its political institutions and revitalizing its economy, the country has a history of political and economic instability under both democratically elected and dictatorial governments, particularly through the 1980’s. SpinCo Curibaya believes that the current conditions in Peru are stable and conducive to conducting business, however, SpinCo Curibaya’s current and future mineral exploration, development and mining activities could be impacted by adverse political, social or economic developments. Adverse developments could include: widespread civil unrest and rebellion; the imposition of unfavourable government regulations on foreign investment, production and extraction, prices, exports, income taxes, environmental compliance or worker safety; or the expropriation of property.

Environmental Regulatory Risks

SpinCo Curibaya’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation and regulation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain exploration industry operations, such as from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Future legislation and regulations could cause additional expenses, capital expenditures, restrictions, liabilities and delays in exploration of any of SpinCo Curibaya’s properties, the extent of which cannot be predicted. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Climate Change

SpinCo Curibaya acknowledges climate change and that the increased regulation of greenhouse gas emissions (known as carbon taxes) may adversely affect SpinCo Curibaya’s operations and related legislation is becoming more stringent. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency.

Legal and Litigation Risks

All industries, including the exploration industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which SpinCo Curibaya may become subject could have a material adverse effect on SpinCo Curibaya’s business, prospects, financial condition, and operating results. Defense and settlement of costs of legal claims can be substantial.

Costs of Land Reclamation Risk

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which SpinCo Curibaya holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of SpinCo Curibaya.

Properties May be Subject to Defects in Title

SpinCo Curibaya has investigated its rights to explore and exploit its projects and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to SpinCo Curibaya’s detriment. There can also be no assurance that SpinCo Curibaya’s rights will not be challenged or impugned by third parties.

Some SpinCo Curibaya’s mineral claims may overlap with other mineral claims owned by third parties which may be considered senior in title to the SpinCo Curibaya mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. SpinCo Curibaya has not determined which, if any, of the SpinCo Curibaya mineral claims is junior to a mineral claim held by a third party.

Although SpinCo Curibaya is not aware of any existing title uncertainties with respect to any of its projects, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on SpinCo Curibaya’s future cash flows, earnings, results of operations and financial condition.

Key Personnel

SpinCo Curibaya’s senior officers are critical to its success. In the event of the departure of a senior officer, SpinCo Curibaya believes that it will be successful in attracting and retaining qualified successors but there can be no assurance of such success. Recruiting qualified personnel as SpinCo Curibaya grows is critical to its success. The number of persons skilled in the acquisition, exploration of mining properties is limited and competition for such persons is intense. As SpinCo Curibaya’s business activity grows, it will require additional key financial, administrative, mining and exploration personnel, and potentially additional operations staff. If SpinCo Curibaya is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of SpinCo Curibaya.

Risk of Amendments to Laws

Amendments to current Peruvian laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on SpinCo Curibaya and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Claims by Investors Outside of Canada

SpinCo Curibaya is incorporated under the laws of British Columbia and its head office is located in Vancouver, British Columbia. The majority of SpinCo Curibaya’s directors and officers, and some of the experts named herein, are residents of Canada or otherwise reside outside of the United States, and all of SpinCo Curibaya’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of United States federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside of Canada against those persons or SpinCo Curibaya.

Foreign Countries and Regulatory Requirements

SpinCo Curibaya has investment in properties and projects located in Peru. The carrying values of these properties and SpinCo Curibaya’s ability to advance development plans or bring the projects to production may be adversely affected by whatever political instability and legal and economic uncertainty might exist in such countries. These risks may limit or disrupt SpinCo Curibaya’s projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

There can be no assurance that industries which are deemed of national or strategic importance in countries in which SpinCo Curibaya has operations or assets, including mineral exploration, production and development, will not be nationalized. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. Changes in policy that alter laws regulating the mining industry could have a material adverse effect on SpinCo Curibaya. There can be no assurance that SpinCo Curibaya’s assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by an authority or body.

In addition, in the event of a dispute arising from foreign operations, SpinCo Curibaya may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. SpinCo Curibaya also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for SpinCo Curibaya to accurately predict such developments or changes in laws or policy or to the extent to which any such developments or changes may have a material adverse effect on SpinCo Curibaya’s operations.

Conflicts of Interest

Some of the directors and officers of SpinCo Curibaya are directors and officers of other companies, some of which are in the same business as SpinCo Curibaya. Some of SpinCo Curibaya’s directors and officers will continue to pursue the acquisition, exploration and, if warranted, the development of mineral resource properties on their own behalf and on behalf of other companies, and situations may arise where they will be in direct competition with SpinCo Curibaya. SpinCo Curibaya’s directors and officers are required by law to act in the best interests of SpinCo Curibaya. They may have the same obligations to the other companies in respect of which they act as directors and officers. Discharge of their obligations to SpinCo Curibaya may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose SpinCo Curibaya to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of SpinCo Curibaya. Such conflicting legal obligations may expose SpinCo Curibaya to liability to others and impair its ability to achieve its business objectives.

Influence of Third Party Stakeholders

The lands in Peru in which SpinCo Curibaya holds an interest, or the exploration equipment and roads or other means of access which SpinCo Curibaya intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies. In the event that such third parties assert any claims, SpinCo Curibaya’s work programs may be delayed even if such claims are not meritorious. Such delays may result in significant financial loss and loss of opportunity for SpinCo Curibaya.

Substantial Number of Authorized but Unissued SpinCo Curibaya Shares

SpinCo Curibaya has an unlimited number of common shares which may be issued by the SpinCo Curibaya Board without further action or approval of SpinCo Curibaya’s Shareholders. While the SpinCo Curibaya Board is required to fulfill its fiduciary obligations in connection with the issuance of such shares, SpinCo Curibaya Shares may be issued in transactions with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interests of SpinCo Curibaya’s Shareholders.

The Success of SpinCo Curibaya Depends on its Relationships with Local Communities and Indigenous Organizations

Negative relationships with Indigenous and local communities could result in opposition to SpinCo Curibaya’s projects. Such opposition could result in material delays in attaining key operating permits or make certain projects inaccessible to SpinCo Curibaya’s personnel. SpinCo Curibaya respects and engages meaningfully with Indigenous and local communities at all of its operations. SpinCo Curibaya is committed to working constructively with local communities, government agencies and Indigenous groups to ensure that exploration work is conducted in a culturally and environmentally sensitive manner.

See also in the Circular, “The Meeting – Risks Associated with the Reorganization Arrangement”.

PROMOTERS

Auryn took the initiative of founding and organizing SpinCo Curibaya and its business and operations and, as such, may be considered to be the promoter of SpinCo Curibaya for the purposes of applicable securities legislation. As at the date of the Circular, Auryn is the sole (100%) shareholder of SpinCo Curibaya and has transferred or will transfer assets to SpinCo Curibaya to hold and operate the SpinCo Curibaya Properties and as contemplated by the terms of the Reorganization Arrangement. See in this Appendix “H”, “General Development of the Business”, “SpinCo Curibaya Properties” and “Prior Sales”. See also in the Circular, “The Auryn Meeting – The Reorganization Arrangement”, “The Auryn Meeting – Reasons for the Reorganization Arrangement” and Appendix “I” “Information Concerning Fury Gold”.

The claims comprising the Huilacollo and Curibaya properties have associated costs as reflected in the audited carve-out financial statements in respect of the SpinCo Curibaya Properties for the financial years ended December 31, 2019 attached hereto as part of Appendix “J”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

SpinCo Curibaya is not aware of any material legal proceedings to which SpinCo Curibaya or a proposed subsidiary is a party or to which the SpinCo Curibaya Properties are subject, nor is SpinCo Curibaya aware that any such proceedings are contemplated.

Regulatory Actions

There are currently no: (a) penalties or sanctions imposed against SpinCo Curibaya by a court relating to securities legislation or by a securities regulatory authority; (b) other penalties or sanctions imposed by a court or regulatory body against SpinCo Curibaya that would likely be considered important to a reasonable investor in making an investment decision in SpinCo Curibaya; and (c) settlement agreements SpinCo Curibaya entered into before a court relating to securities legislation or with a securities regulatory authority since SpinCo Curibaya was incorporated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since SpinCo Curibaya’s incorporation, no director, executive officer, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding SpinCo Curibaya Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect SpinCo Curibaya other than Auryn in connection with SpinCo Curibaya’s incorporation (see in this Appendix “H”, “Corporate Structure” and “Promoters”), the entering into of the Arrangement Agreement (see in the Circular, “The Auryn Meeting – The Reorganization Arrangement”), and the transfer of assets to SpinCo Curibaya in connection with the Reorganization Arrangement (see in this Appendix “H”, “General Development of the Business”). See also in this Appendix “H”, “Material Contracts” below.

Certain directors and officers of Auryn are also the directors and officers of SpinCo Curibaya. See in the Circular under the heading “The Auryn Meeting – Background to the Reorganization Arrangement”, “The Auryn Meeting – Recommendation of the Auryn Board”, “The Auryn Meeting – Reasons for the Reorganization Arrangement”, and “The Auryn Meeting – Auryn Voting Agreements”.

AUDITOR

The auditor of SpinCo Curibaya is Deloitte LLP, Chartered Professional Accountants of Vancouver, British Columbia, which was appointed on August 28, 2020.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent of SpinCo Curibaya and for the SpinCo Curibaya Shares is Computershare Investor Services Inc. with offices at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A8.

INTERESTS OF EXPERTS

Please refer to the “Interest of Experts” section of the Circular.

MATERIAL CONTRACTS

Since its incorporation, SpinCo Curibaya has not entered into any material agreement except the Capitalization Agreement. The following contracts will be considered, pursuant to applicable securities legislation, to be material to SpinCo Curibaya upon completion of the Reorganization Arrangement:

(a)	Capitalization Agreement to be entered into on the Effective Date.

(b)

Huilacollo Option Agreement between Corisur and Inversiones Sol S.A.C. dated May 11, 2016, granting Corisur an option to acquire a 100% interest in the Huilacollo 1 and Huilacollo 2 concessions, subject to a 1.5% and 2.5% NSR royalties.

(c)

Tacora acquisition agreements between Corisur and private Peruvian owners dated August 1, 2017 whereby Corisur acquired the 100% interest in the Tacora and Tacora Sur concessions subject to a 0.5% NSR royalty.

(d)	Andamarca acquisition agreement between Corisur and private Peruvian owners dated June 22, 2017 whereby Corisur acquired 100% interest in the Andamarca concession subject to a 1.5% NSR royalty.

(e)

Mining concession transfer agreement between Corisur and Wild Acre Metals (Peru) S.A.C. dated August 2, 2019 whereby Corisur acquires the Sambalay and Salvador concessions subject to a 3% and 2% NSR royalties.

which will be filed on SpinCo Curibaya’s SEDAR profile at www.sedar.com immediately after completion of the Reorganization Arrangement.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

FINANCIAL STATEMENTS

See in this Circular “Selected Financial Information – Financial Statements” and Appendices “J-3”, “J-5” and “J-7”.

APPENDIX “1”

AUDIT COMMITTEE CHARTER

1.	PURPOSE AND PRIMARY RESPONSIBILITY

1.1    This charter (the “Charter”) sets out the Audit Committee’s purpose, composition, member qualification, member appointment and removal, responsibilities, operations, manner of reporting to the Board of Directors (the “Board”) of Tier One Metals Inc. (formerly 1258620 B.C. Ltd.) (the “Company”), annual evaluation and compliance with this charter.

1.2    The primary responsibility of the Audit Committee is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for the other matters as set out in this charter and/or such other matters as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

2.	MEMBERSHIP

2.1    Each member of the Audit Committee must be an independent director of the Company as defined in sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees (“NI 52-110”) and must also satisfy the independence requirements of each exchange on which the Company’s shares are listed. In addition, for so long as the Company is listed on a “national securities exchange” in the United States, including the NYSE MKT stock exchange and its successors (a “U.S. Exchange”), each member of Audit Committee will be independent in accordance with each of (i) Section 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) the independence requirements of the U.S. Exchange.

2.2    The Audit Committee will consist of at least three members, all of whom shall be financially literate, provided that an Audit Committee member who is not financially literate may be appointed to the Audit Committee if such member becomes financially literate within a reasonable period of time following his or her appointment. Upon graduating to a more senior stock exchange, if required under the rules or policies of such exchange, the Audit Committee will consist of at least three members, all of whom shall meet the experience and financial literacy requirements of such exchange and of NI 52- 110. For so long as the Company is listed on a U.S. Exchange, at least one member of the Audit Committee will qualify as an “audit committee financial expert”, as defined under the Exchange Act (unless the Board has determined to rely on an exemption from compliance available to foreign issuers).

2.3    The members of the Audit Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Audit Committee) by the Board. An Audit Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Audit Committee on ceasing to be an independent director.

2.4    The Chair of the Audit Committee will be appointed by the Board.

3.	AUTHORITY

3.1    In addition to all authority required to carry out the duties and responsibilities included in this charter, the Audit Committee has specific authority to:

(a)    engage, set and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Audit Committee will report directly to the Audit Committee;

(b)    communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

(c)    incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by the Company.

3.2    In order to give effect to the authority of the Audit Committee set forth in Section 3.1, the Company will fund the Audit Committee in amounts determined by the Audit Committee as required to enable the Audit Committee to:

(a)    discharge its responsibilities as outlined in this Charter, and

(b)    pay compensation to any advisors engaged by the Audit Committee.

4.	DUTIES AND RESPONSIBILITIES

4.1    The duties and responsibilities of the Audit Committee include:

(a)    recommending to the Board the external auditor to be nominated by the Board;

(b)    recommending to the Board the compensation of the external auditor to be paid by the Company in connection with (i) preparing and issuing the audit report on the Company’s financial statements, and (ii) performing other audit, review or attestation services;

(c)    reviewing the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Audit Committee);

(d)    overseeing the work of the external auditor;

(e)    ensuring that the external auditor is independent by:

(i)    receiving a report annually from the external auditors with respect to their independence, such report to include disclosure of all engagements (and fees related thereto) for non-audit services provided to Company; and

(ii)    requiring the independent auditor to provide to the Company annually formal written statements delineating all relationships between the auditor and the Company, consistent with applicable CPAB and PCAOB requirements, and actively engage with the independent auditor regarding ensuring independence of auditor

(f)    ensuring that the external auditor is in good standing with the Canadian Public Accountability Board and, if the Company is listed on a U.S. Exchange or is otherwise subject to the reporting requirements of the Exchange Act, the U.S. Public Company Accounting Oversight Board, by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues;

(g)    ensuring that the external auditor meets the rotation requirements for partners and staff assigned to the Company’s annual audit by receiving a report annually from the external auditors setting out the status of each professional with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire;

(h)    reviewing and discussing with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis (“MD&A”), including the appropriateness of the Company’s accounting policies, disclosures (including material transactions with related parties), reserves, key estimates and judgements (including changes or variations thereto) and obtaining reasonable assurance that the financial statements are presented fairly in accordance with IFRS and the MD&A is in compliance with appropriate regulatory requirements;

(i)    reviewing and discussing with management and the external auditor major issues regarding accounting principles and financial statement presentation including any significant changes in the selection or application of accounting principles to be observed in the preparation of the financial statements of the Company and its subsidiaries;

(j)    reviewing and discussing with management and the external auditor the external auditor’s written communications to the Audit Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements;

(k)    reviewing and discussing with management and the external auditor all earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies prior to such information being disclosed;

(l)    reviewing the external auditor’s report to the shareholders on the Company’s annual financial statements;

(m)    reporting on and recommending to the Board the approval of the annual financial statements and the external auditor’s report on those financial statements, the quarterly unaudited financial statements, and the related MD&A and press releases for such financial statements, prior to the dissemination of these documents to shareholders, regulators, analysts and the public;

(n)    satisfying itself on a regular basis through reports from management and related reports, if any, from the external auditors, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements that such information is fairly presented;

(o)    overseeing the adequacy of the Company’s system of internal accounting controls and obtaining from management and the external auditor summaries and recommendations for improvement of such internal controls and processes, together with reviewing management’s remediation of identified weaknesses;

(p)    reviewing with management and the external auditors the integrity of disclosure controls and internal controls over financial reporting;

(q)    reviewing and monitoring the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company and assessing, as part of its internal controls responsibility, the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board;

(r)    satisfying itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations through the receipt of regular reports from management and the Company’s legal advisors on the functioning of the disclosure compliance system, (including any significant instances of non-compliance with such system) in order to satisfy itself that such system may be reasonably relied upon;

(s)    resolving disputes between management and the external auditor regarding financial reporting;

(t)    establishing procedures for:

(i)    the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practises relating thereto; and

(ii)    the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(u)    reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

(v)    pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor (the Chair of the Audit Committee has the authority to preapprove in between regularly scheduled Audit Committee meetings any non-audit service of less than $50,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval);

(w)    overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities;

(x)    establishing procedures for:

(i)    reviewing the adequacy of the Company’s insurance coverage, including the Directors’ and Officers’ insurance coverage;

(ii)    reviewing activities, organizational structure, and qualifications of the Chief Financial Officer (“CFO”) and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board;

(iii)    obtaining reasonable assurance as to the integrity of the Chief Executive Officer (“CEO”) and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;

(iv)    reviewing fraud prevention policies and programs, and monitoring their implementation;

(v)    reviewing regular reports from management and others (e.g., external auditors, legal counsel) with respect to the Company’s compliance with laws and regulations having a material impact on the financial statements including:

(A)    Tax and financial reporting laws and regulations;

(B)    Legal withholding requirements;

(C)    Environmental protection laws and regulations;

(D)    Other laws and regulations which expose directors to liability; and

4.2    A regular part of Audit Committee meetings involves the appropriate orientation of new members as well as the continuous education of all members. Items to be discussed include specific business issues as well as new accounting and securities legislation that may impact the organization. The Chair of the Audit Committee will regularly canvass the Audit Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Audit Committee on a timely basis.

4.3    On an annual basis the Audit Committee shall review and assess the adequacy of this charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Audit Committee charter to the Board for its approval.

5.	MEETINGS

5.1    The quorum for a meeting of the Audit Committee is a majority of the members of the Audit Committee.

5.2    The Chair of the Audit Committee shall be responsible for leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meetings as well as pre-meeting materials, and making regular reports to the Board. The Chair of the Audit Committee will also maintain regular liaison with the CEO, CFO, and the lead external audit partner.

5.3    The Audit Committee will meet as often as required to discharge its duties and responsibilities under this Charter, which meetings will be held at least quarterly.

5.4    The Audit Committee will meet in camera separately with each of the CEO and the CFO of the Company at least annually to review the financial affairs of the Company.

5.5    The Audit Committee will meet with the external auditor of the Company in camera at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

5.6    The external auditor must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Audit Committee.

5.7    Each of the Chair of the Audit Committee, members of the Audit Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.

6.	REPORTS

6.1    The Audit Committee will report, at least annually, to the Board regarding the Audit Committee’s examinations and recommendations.

6.2    The Audit Committee will report its activities to the Board to be incorporated as a part of the minutes of the Board meeting at which those activities are reported.

7.	MINUTES

7.1    The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

8.	ANNUAL PERFORMANCE EVALUATION

8.1    The Board will conduct an annual performance evaluation of the Audit Committee, taking into account the Charter, to determine the effectiveness of the Committee.

Appendix “I”

INFORMATION CONCERNING FURY GOLD

The following describes the business of Fury Gold, following the completion of the Reorganization Arrangement and the Eastmain Acquisition, and should be read together with the pro forma consolidated statements of Fury Gold attached hereto as Appendix “J - 9” to the Circular. Except where the context otherwise requires, all of the information contained in this Appendix is made on the basis that the Reorganization Arrangement, Financing and the Eastmain Acquisition have been completed as described in the Circular.

Certain other terms used in this Appendix are defined under “Glossary of Terms” in Appendix “A” to the Circular to which this Appendix “I” is attached.

Overview

Pursuant to the Eastmain Arrangement, all of the issued and outstanding Eastmain Shares will be transferred to Fury Gold in exchange for approximately 34.1 million Fury Gold Shares 1,694136 Eastmain replacement Options and 1,474,263 Eastmain Replacement Warrants. Eastmain will be a wholly-owned subsidiary of Fury Gold. Pursuant to the Reorganization Arrangement, the Auryn Peruvian Subsidiaries will be spun out to the SpinCos. On completion of the Arrangements and Financing, Auryn will be renamed as Fury Gold Mines Limited.

Fury Gold will carry on the Canadian operations of Auryn and Eastmain on a combined basis. Fury Gold will continue to be incorporated under the laws of the Province of British Columbia. Fury Gold’s principal business activities will consist of the acquisition, exploration and development of precious metals deposits in Canada, with a focus on Auryn’s existing Homestake and Committee Bay Projects, and Eastmain’s Clearwater Project.

Fury Gold’s head office will be relocated to 601 – 34 King Street East, Toronto, Ontario, M5C 2X8 from Suite 600 – 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5 some time after the effective Date. Its registered and records office will continue to be located at 1500 – 1055 West Georgia Street, Vancouver, BC Canada, V6E 4N7.

Fury Gold is expected to remain listed on the TSX and NYSE American after completion of the Arrangements, and is expected trade under the new symbol “FURY”

Documents Incorporated By Reference

Information has been incorporated by reference in this Circular from documents filed by Auryn and Eastmain with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained by writing to: Auryn Resources Inc., Suite 600, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5, by telephone: (778) 729-0600, or by email: info@aurynresources.com. These documents are also available under Auryn’s or Eastmain’s profile on SEDAR, as applicable, which can be accessed online at www.sedar.com.

The following documents, filed by Auryn with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Circular:

(a)	the annual information form of Auryn dated March 19, 2020 for the year ended December 31, 2019 (the “Auryn AIF”);

(b)	the audited consolidated financial statements of Auryn for the years ended December 31, 2019 and December 31, 2018 and the related notes and independent auditor’s report thereon;

(c)	the management’s discussion and analysis of Auryn for the year ended December 31, 2019, dated March 19, 2020;

(d)	the unaudited condensed consolidated interim financial statements of Auryn for the three and six month periods ended June 30, 2020 and 2019;

(e)	the management’s discussion and analysis of Auryn for the three and six month periods ended June 30, 2020 and 2019, dated August 11, 2020;

(f)	the management information circular of Auryn dated April 24, 2019 for the annual and special meeting of shareholders of Auryn held June 5. 2019;

(g)	the material change report of Auryn dated August 10, 2020 announcing the execution of the Arrangement Agreement;

(h)

the material change report of Auryn dated March 9, 2020 announcing the completion of a second allotment in its previously announced non-brokered private placement for gross proceeds of CAD$4,900,000.00;

(i)	the material change report of Auryn dated February 14, 2020 announcing the completion of its previously announced non-brokered private placement for gross proceeds of CAD$10,100,000.00; and

(j)

certain sections of the technical report entitled “Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Homestake Ridge Gold Project, Skeena Mining Division, British Columbia” dated effective May 29, 2020 and amended and restated June 24, 2020, prepared by Paul Chamois, P. Geo, Philip Geusebroek, P. Geo., Mary Mioska, P. Eng., and David M. R. Stone, P. Eng. (the “Homestake Ridge Technical Report”);

The following documents, filed by Eastmain with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Circular:

(a)	the annual information form of Eastmain dated January 28, 2020 for the year ended October 31, 2019 (the “Eastmain AIF”);

(b)	the audited consolidated financial statements of Eastmain for the years ended October 31, 2019 and October 31, 2018 the related notes and independent auditor’s report thereon;

(c)	the management’s discussion and analysis for the year ended October 31, 2019, dated January 23, 2019;

(d)	the unaudited condensed interim consolidated financial statements of Eastmain for the three and six month periods ended April 30, 2020 and 2019;

(e)	the management’s discussion and analysis of Auryn for the three and six month periods ended April 30, 2020 and 2019, dated June 4, 2020;

(f)	the management information circular of Eastmain dated March 6, 2020 for the annual and special meeting of shareholders of Eastmain held April 23, 2020;

(g)	the material change report of Eastmain dated August 10, 2020 announcing the execution of the Arrangement Agreement;

(h)	the material change report of Eastmain dated March 13, 2020 regarding the private placement of Eastmain for aggregate gross proceeds of approximately $3,000,000; and

(i)	the material change report of Eastmain dated December 10, 2019 regarding management changes.

Any document of the type referred to above, any material change reports (excluding confidential material change reports), any business acquisition reports, the content of any news release disclosing financial information for a period more recent than the period for which financial statements are required and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators filed by Auryn or Eastmain with the securities commissions or similar regulatory authorities in Canada after the date of this Circular and prior to the completion of the Arrangements shall be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Corporate Structure and Intercompany Relationships

The following table sets forth the corporate structure of Fury Gold and its subsidiaries on completion of the Arrangement, including the name, jurisdiction of incorporation, and proportion of ownership interest in each.

Company	Jurisdiction	Beneficial Interest
North Country Gold Corp. (“North Country”)	British Columbia, Canada	100%
Homestake Resource Corporation (“Homestake”)	British Columbia, Canada	100%
Eastmain Resources Inc.	Ontario, Canada	100%
Eastmain Mines Inc.	Canada	100%
Homestake Royalty Corporation (inactive)	British Columbia, Canada	100%

The following chart illustrates Fury Gold’s principal subsidiaries and the principal mineral projects held by each, after completion of the Arrangement:

Summary Description of the Business

Fury Gold will continue the Canadian operations of Auryn and the operations of Eastmain as a technically-driven, mineral exploration company focused on finding and advancing globally significant precious and base metal deposits. Fury Gold will have a portfolio of mineral properties including Auryn’s Committee Bay high-grade gold project located in Nunavut (the “Committee Bay Project”) and Homestake Ridge project located within the Iskut-Stewart-Kitsault belt in northwestern British Columbia the (“Homestake Ridge Project”), and Eastmain’s Clearwater Property located in the James Bay Region of Northern Québec (the “Clearwater Project”).

Recent Developments

Recent corporate developments and developments relating to Auryn’s Canadian mineral projects since the most recent financial year-end of Auryn are described below. Recent developments relating to Eastmain can be found in Appendix “F” to this Circular.

Auryn Interim CFO Appointed

On June 26, 2020, the Auryn announced the appointment of Elizabeth Senez as interim chief financial officer of the Company for a 14-month period effective July 1st, 2020. Ms. Senez has assumed the role while Auryn’s chief financial officer, Stacy Rowa, took maternity leave starting from July 2020. On completion of the Eastmain Acquisition, Eastmain’s current CFO, Mr. Joseph Fazzini will assume the CFO role for Fury Gold.

Committee Bay Project Update

On May 20, 2020, Auryn announced a significant advancement in targeting high-grade gold mineralization at the Committee Bay Project. Auryn’s technical team analyzed recent and historical drill results from across the 300-kilometer greenstone belt and differentiated the geophysical conductivity responses between high-grade and lowgrade mineralization. This led to revisiting a number of high potential targets across the belt that are characterized by strong gold-in-till anomalies and high-grade gold in outcrop or boulder trains, where historical drilling has not yet explained the extensive high-grade occurrences. In addition, undrilled targets were identified that have both high-grade boulder and outcrop rock samples as well as conductivity responses that are consistent with observed high-grade mineralization in other areas of the belt.

Homestake Ridge Project

On April 15, 2020, Auryn announced positive results from an independent preliminary economic assessment (PEA) and an updated resource estimate for its 100% owned 7,500 hectare Homestake Ridge Project, noting that the PEA demonstrates the project’s potential to become a high-grade, small footprint, underground gold mine with positive economics and upside potential from both a rising gold price and prospective expansion. Auryn filed an amended and restated technical report on the Homestake Ridge Project, entitled “Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Homestake Ridge Gold Project” effective May 29, 2020 and amended and restated June 24, 2020 (the “Homestake Ridge Technical Report”). The Homestake Ridge Technical Report is incorporated by reference in this Circular. See also “Mineral Property – Homestake Ridge Project” below.

2020 Private Placement Offering

On February 6, 2020, the Company announced the completion of the first allotment of a non-brokered private placement for gross proceeds of $10,100,000.00 by issuing 6,312,500 Auryn Shares at a price of $1.60 per Auryn Share. On February 27, 2020, Auryn announced the completion of a second allotment of the non-brokered private placement for gross proceeds of $4,900,000.00 by issuing an additional 3,062,500 Auryn Shares at a price of $1.60 per Auryn Share. In aggregate, Auryn raised a total of $15 million through the issuance of 9,375,000 Auryn Shares in February 2020.

Bridge Loan Amendment and Conversion to Equity

On January 21, 2020, in connection with a bridge loan facility (the “Bridge Loan”), the Company announced its intention to amend Bridge Loan to add mutual conversion rights of the loan into Auryn Shares. On February 5, 2020, the Company completed the amendment (“Bridge Loan Amendment”) to its bridge loan facility entered into by the Company on September 12, 2019 with a private lender (the “Lender”). The Bridge Loan Amendment provided mutual conversion rights to the Lender and the Company, and also reduced the annual interest rate from 10% to 5% from the date of amendment (the “Amended Bridge Loan”). Under the terms of the Bridge Loan Amendment, the Lender was given the right to convert the $3,000,000 of principal that was advanced to-date, and $123,334 of interest that was accrued to-date, into Auryn Shares at the price of $1.60 per Auryn Share, while the Company had the right to require conversion if the Auryn Shares trade on the TSX at a price of $2.50 or more for any five consecutive trading days prror to the loan’s maturity date.

On July 7, 2020, Auryn announced that the Amended Bridge Loan was converted into 1,952,084 Auryn Shares at a price of $1.60 per Auryn Share. 1,875,000 of the Auryn Shares were issued for the $3,000,000 principal loan and 77,084 Auryn Shares for $123,334 of interest that accrued at a rate of 10% per annum up to the date of the loan amendment. The balance of the interest on the loan, that accrued at a rate of 5% per annum, was then settled in cash to the Lender.

COVID-19

On March 18, 2020, Auryn provided an update in response to concerns surrounding COVID-19 and how it may impact exploration efforts in Peru and Canada. Auyrn advised that it had offered all employees at its corporate offices in Vancouver and Edmonton the option to work from home. Auryn also announced that it had recalled all personnel from the field in Peru prior to the Peruvian government mandating a temporary two week border lockdown.

On April 19, 2020, Auryn announced its decision to postpone its Annual General Meeting, originally scheduled to be held on June 4, 2020 in light of ongoing concerns related to the spread of COVID-19 and to mitigate potential risks to the health and safety of its shareholders and employees.

On June 17, 2020, Auryn announced that it is resuming exploration activities at its Sombrero and Curibaya Projects in Peru. Auryn had received approval from the Peruvian government to resume work following restrictions that had been put in place due to COVID-19.

Principal Mineral Properties

Fury Gold’s principal mineral projects will be Committee Bay Project, the Clearwater Project, and the Homestake Ridge Project.

Clearwater	Project

Eastmain owns a 100%-interest in the Clearwater Property, host to the Eau Claire gold deposit and project, one of five known gold deposits in the James Bay region of Québec. The largest of these, the Éléonore Mine owned by Newmont Corporation is located only 57 km NNW of the Eau Claire Project.

The Clearwater Property is located immediately north of the Eastmain Reservoir, 10 km northeast of Hydro Québec’s EM-1 hydroelectric power facility, 80 km north of the town of Nemaska and approximately 320 km northeast of the town of Matagami and 800 km north of Montreal in the James Bay Region of Québec. This property consists of map-designated claims totalling approximately 233 km2. These claims are held 100% by Eastmain. All claims are currently in good standing with some renewals due to be made in 2021. The Clearwater Property is not subject to any historic environmental liabilities. Permits are obtained annually for all surface exploration, particularly trenching and drilling, undertaken on the property.

The most recent technical report on the Clearwater Property, filed in accordance with NI 43-101 is the Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Québec, Canada, with an effective date of February 4, 2018 (the “Clearwater Report”) and available on SEDAR at www.sedar.com.

Committee	Bay Project

The Committee Bay Project consists of three non-contiguous blocks totaling 44 crown leases, 274 claims and one subsurface exploration agreement covering approximately 427,978 hectares approximately 430 km northwest of the town of Rankin Inlet, Nunavut. The most recent technical report on the Committee Bay Project is the amended and restated technical report entitled “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” dated October 23, 2017 with an effective date of May 31, 2017, available under Auryn’s profile on SEDAR at www.sedar.com.

Homestake	Ridge Project

Subsequent to the filing of the Auryn AIF, Auryn completed an updated technical report on the Homestake Ridge Project The below summary is a direct extract and reproduction of the summary contained in the Homestake Ridge Technical Report without material modification or revision and all defined terms used in the summary shall have the meanings ascribed to them in the Homestake Ridge Technical Report. The below summary is subject to all the assumptions, qualifications and procedures set out in the Homestake Ridge Technical Report. The Homestake Ridge Technical Report was prepared in accordance with NI 43-101. For full technical details of the report, reference should be made to the complete text of the Homestake Ridge Technical Report, which has been filed with the applicable regulatory authorities and is available under Auryn’s profile on SEDAR, which can be accessed online at www.sedar.com.

Certain sections of the Homestake Ridge Technical Report are incorporated by reference in this Circular and the summary set forth below is qualified in its entirety with reference to the full text of the Homestake Ridge Technical Report. The authors of the Homestake Ridge Technical Report have reviewed and approved the scientific and technical disclosure contained in this Circular related to Homestake Ridge.

***********************************

Summary of Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Homestake Ridge Project

Overview

The Homestake Ridge Project located in the so-called Golden Triangle of north-central British Columbia. The Project is owned and operated by Auryn. Auryn is listed on the Toronto stock exchange and the New York Stock Exchange.

The Homestake Ridge Project comprises 7,484.37 hectares (ha) of mineral claims and crown grants and is located approximately 32 km north-northwest of the tidewater communities of Alice Arm and Kitsault, BC.

Geology

The Homestake Ridge Project is located within the prolific Iskut-Stewart-Kitsault Belt which hosts several precious and base metal mineral deposits. Diverse mineralization styles include stratabound sulphide and silica-rich zones, sulphide veins, and disseminated or stockwork sulphides. Mineralization is related to Early Jurassic feldspar-hornblende-phyric sub-volcanic intrusions and felsic volcanism, which commonly occurs with zones of pyrite-sericite alteration. Numerous genetic models can be proposed for the area and local deposits present a broad range of characteristics.

The Homestake Ridge Project lies within the metallogenic region known as the Stewart Complex. Described as the contact of the eastern Coast Plutonic Complex with the west-central margin of the successor Bowser Basin, the Stewart Complex ranges from Middle Triassic to Quaternary in age and is comprised of sedimentary, volcanic, and metamorphic rocks.

The Homestake Ridge Project covers the transition between the sedimentary and volcanic rocks of the Upper Triassic to Lower Jurassic Stuhini Group, a complex sequence of Lower to Middle Jurassic sedimentary, volcanic, and intrusive rocks of the Hazelton Group and sedimentary rocks of the Upper to Middle Jurassic Bowser Lake Group.

In the northern portion of the Homestake Ridge Project, at the headwaters of Homestake Creek, rhyolitic volcanic rocks occur at the base of the Salmon River sediments.

The eastern portion of the Homestake Ridge Project is dominated by the Middle to Upper Jurassic Bowser Basin Group which conformably overlies the thin bedded graphitic argillites of the Salmon River formation.

Structure on the Homestake Ridge Project largely reflects northeast-southwest compression that has continued from the Jurassic to present day. Recent drilling and mapping suggest that the local stratigraphy has undergone several deformation events including uplift and local extension of the Stuhini and lower Hazelton stratigraphy. Large northeast trending ankerite bearing faults have been mapped and related to Tertiary east-west extension.

Mineralization

The main zones of the Homestake Ridge Project deposit are the Homestake Main (HM), Homestake Silver (HS), and South Reef (SR).

The Homestake Main zone is the more copper-rich of the zones, with both gold-rich and silver- rich variants and an apparent trend of increasing copper grade with depth. Grades for gold typically range from 0.1 g/t Au to 2 g/t Au with some intercepts measuring into the hundreds of grams per tonne and averaged at 7.75 g/t Au. Silver grades are generally in the 1.0 g/t Ag to 100 g/t Ag range but can be as high as hundreds and even thousands of grams per tonne. The average silver grade in the Homestake Main zone is 68.6 g/t Ag. Copper grades vary from parts per million to several percent, with mean grades observed to increase significantly with depth.

The Homestake Silver zone, located approximately 0.5 km southeast of Homestake Main, contains very little copper, and is relatively higher in silver content. Silver grades at Homestake Silver average 154 g/t Ag, approximately double that of the Homestake Main zone (68.6 g/t Ag) and 26 times that of South Reef (5.8 g/t Ag). Gold grades at Homestake Silver typically range up to several g/t Au and averaged 3.5 g/t Au in the samples contained within the interpreted zone boundaries. Copper content is comparatively low, however, geochemically significant, and generally measures between 10 ppm Cu and 500 ppm Cu.

The South Reef zone is comprised of two narrow sub-parallel tabular bodies which strike at approximately 120° to 130° and dip 70°NE to 80°NE. To date, only twelve holes have intersected significant mineralization, as such characterization of the structure and grades is preliminary. The zones measure one metre to three metres in thickness and have been traced for approximately 300 m vertically and 400 m along strike. Silver grades at SR average 5.8 g/t Ag in the vein samples. This is offset by high gold values, which average 5.9 g/t Au.

The Homestake deposits are commonly vertically zoned from a base metal poor Au-Ag-rich top to an Ag-rich base metal zone over a vertical range of 250 m to 350 m. The silver-galena-sphalerite veins of the Homestake Silver Zone exhibit many of these features.

Exploration Highlights

Since acquiring the Homestake Ridge Project in late 2016, Auryn has completed extensive exploration across the Property to advance additional targets to the drill ready stage. This work has included geological mapping, rock and soil geochemical sampling, portable X-ray fluorescence and shortwave infrared surveys, geophysical (IP) surveying, the re-logging of historical drill core, geochronological studies and airborne VTEM geophysical surveys along with reprocessing of historic geophysical survey data.

The Homestake Ridge property hosts a number of other mineral occurrences, however, none of these targets have NI43-101 complaint Mineral Resources.

Mineral Resources

Mineral Resources were estimated considering a potential underground mining scenario. At a cut-off grade of 2.0 g/t gold equivalent (AuEq), Indicated Mineral Resources were estimated to total 0.736 million tonnes (Mt)

at average grades of 7.02 g/t Au, 74.8 g/t Ag, and 0.18 percent Cu. At the same cut-off grade, Inferred Mineral Resources were estimated to total 5.545 Mt at average grades of 4.58 g/t Au, 100.0 g/t Ag, and 0.13 percent Cu as shown in Table 1-1 below.

Table 1-1

Mineral Resources – Effective Date: December 31, 2019

Auryn Resources Inc. – Homestake Ridge Project

Classification	Tonnes	Average Grade				Contained Metal
And Zone	(Mt)	Gold (g/t Au)	Silver (g/t Ag)	Copper (% Cu)	Lead (% Pb)	Gold (oz Au)	Silver (Moz Ag)	Copper (Mlb Cu)	Lead (Mlb Pb)
Indicated
HM	0.736	7.02	74.8	0.18	0.077	165,993	1.8	2.87	1.25

Total Indicated	0.736	7.02	74.8	0.18	0.077	165,993	1.8	2.87	1.25

Inferred
HM	1.747	6.33	35.9	0.35	0.107	355,553	2.0	13.32	4.14
HS	3.354	3.13	146.0	0.03	0.178	337,013	15.7	2.19	13.20
SR	0.445	8.68	4.9	0.04	0.001	124,153	0.1	0.36	0.00

Total Inferred	5.545	4.58	100.0	0.13	0.142	816,719	17.8	15.87	17.34

Notes:

1.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) definitions), as incorporated by reference in NI43- 101, were followed for Mineral Resource estimation.

2.

Mineral Resources are estimated at a cut-off grade of 2.0 g/t AuEq. AuEq values were calculated using a long-term gold price of U.S.$1,300 per ounce, silver price at U.S.$20 per ounce, and copper price at U.S.$2.50 per pound and a U.S.$/C$ exchange rate of 1.2. The AuEq calculation included provisions for metallurgical recoveries, treatment charges, refining costs, and transportation.

3.	Bulk density ranges from 2.69 t/m3 to 3.03 t/m3 depending on the domain.
4.	Differences may occur in totals due to rounding.
5.	The Qualified Person responsible for this Mineral Resource Estimate is Philip A. Geusebroek of Roscoe Postle Associates Inc. (RPA), now part of SLR Consulting Ltd (SLR).
6.	The reader is cautioned that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	HM=Homestake Main Zone, HS= Homestake Silver Zone, and SR= South Reef Zone.

The Qualified Person is of the opinion that the practices and methods used by Auryn to estimate Mineral Resources at the Homestake Ridge Project are in accordance with the CIM (2014) definitions, and that the December 31, 2019 Mineral Resource estimate is reasonable and acceptable for use in the Preliminary Economic Assessment (PEA).

Mineral Reserves

There are no Mineral Reserves on the Homestake Ridge Project.

Mining Operations

The PEA mine plan and production schedule were generated with Deswik Stope Optimizer software on the basis of the undated block model and resource wireframes supplied by Auryn. The principal mining method was longhole open stoping in a longitudinal direction, with a minimum mining width of 2.5 m. A mining cutoff grade of 3.5 gpt gold-equivalent was used to define the stope outlines.

The resulting mine production schedule consists of 2.87 M stope tonnes and 0.55 M mineralized development tonnes for a total of 3.42 Mt grading 5.41 gpt Au, 84.31 gpt Ag, 0.13 percent Cu and 0.12 percent Pb. The nominal mining rate is 900 tpd for an overall mine life of 13 years.

Processing

Processing of Homestake Ridge mineralization will be complicated by the difference in metal contents across the 3 principal deposits. The Homestake Main mineralization is high in copper, low in lead, and moderate in zinc. The Homestake Silver and South Reef mineralization has low copper grades. Homestake Silver has relatively low gold grades but high lead, zinc, and silver grades. South Reef is essentially just gold with a minor amount of copper.

The PEA focuses on an optimal process strategy consisting of crushing and grinding, followed by gravity recovery of a gold concentrate, then selective flotation to produce base metal concentrates (one for copper and one for lead/zinc) and finally regrinding and flotation to produce a pyrite concentrate. Cyanide leaching of the pyrite concentrate would be used to produce doré bars.

Site Infrastructure

The Homestake Ridge Project is a remote greenfields site with no existing roads, power, water or camp infrastructure. Development of the project will require:

•	Upgrading and extending the current access road to allow the movement of freight, consumable supplies and manpower

•	Installing local hydro or diesel power, or connecting to the nearby BC Hydro grid

•	Construction of a person-camp to allow drive-in, drive-out (DIDO) manpower rosters

•	Construction of a 900 tpd metallurgical plant

•	Construction of a tailings dam and tailings storage facilities. The ancillary mine facilities include:

•	A 130 person camp

•	Core storage and exploration offices

•	An assay laboratory

•	Equipment maintenance shops

•	Warehouse

•	Mine administration and technical offices

•	Underground dry

•	Storage for diesel fuel and lubricants

•	Explosives magazine

•	Potable and fire water.

Capital Costs

The pre-production capital cost has been estimated at U.S.$88.4 million (C$126.3 million) including all direct and indirect costs. The PEA is based on contractor owned and operated equipment and manpower. A contingency of 15 percent has been applied to all direct facility costs.

Sustaining costs have been estimated at U.S.$85.8 million after a U.S.$3.5 million credit for the end-of-mine salvage.

Operating Costs

Operating costs were developed from unit rate costs and benchmark costs for projects of a similar size and scope. The all-in operating costs have been estimated at U.S.$89.40 per tonne milled.

Financial Model

The economic analysis was carried out using standard discounted cashflow modelling techniques. The production and capital estimates were estimated on an annual basis for the life of mine.

Applicable royalties were applied along with current Federal and Provincial taxes and incorporated into the cashflow model. The economic analysis was carried out on a 100 percent project basis. Given the location and relatively uncomplicated nature of the project, the Base Case uses a 5 percent discount factor in arriving at the project Net Present Value (NPV). Standard payback calculation methodology was also utilized.

The project generates a Before-Tax cashflow of U.S.$277 million (U.S.$184 million After-Tax) over 13 years or roughly U.S.$21  million in free cashflow per year as shown in Table 1-2 below.

Table 1-2 Financial Indicators

Qualified Person	Pre-Tax	After Tax
NPV @ 0% (U.S.$ M)	277.82	183.99
NPV @ 5% (U.S.$ M)	170.18	108.09
NPV @ 7% (U.S.$ M)	140.04	86.73
IRR%	30.1%	23.6%
Payback (mo)	34	36

As required by NI43-101, the author cautions the reader that the PEA is preliminary in nature, that it includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

Other	Mineral Properties

Eleonore South joint venture (“ESJV”) is held by Eastmain (36.72%), Azimut Exploration Inc. (26.57%), and Les Mines Opinaca Ltee, a wholly-owned subsidiary of Newmont Corporation (36.71%). The ESJV was formed in 2008 and Eastmain currently acts as manager and operator of the joint venture on behalf of the partners. The Éléonore South property is an exploration-drilling-stage project consisting of 282 mining claims covering 147 km2 of prospective lands.

Eastmain also has the following additional exploration properties: the Eastmain Mine, Lac Clarkie, Lac Hudson, Lac Lessard, Lidge, Radisson, Reservoir, and Ruby Hill (East and West). The Eastmain Mine and Ruby Hill (East and West) are optioned to Benz Mining Corp. Lac Lessard is optioned to a private company.

Consolidated Capitalization

The following table sets forth Auryn’s consolidated capitalization as at June 30, 2020, adjusted to give effect to any material changes in the share capital of Auryn since June 30, 2020, the date of Auryn’s most recent unaudited consolidated interim financial statements, and further adjusted to give effect to the Arrangement and the Spinouts. The table should be read in conjunction with the unaudited consolidated interim financial statements of Auryn as at and for the six months ended June 30, 2020 including the notes thereto, and management’s discussion and analysis thereof, the audited consolidated annual financial statements of Eastmain for the year ended October 31, 2019 including the notes thereto, and management’s discussion and analysis thereof, Auryn’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Appendix “J” to the Circular, and the other financial information contained in or incorporated by reference in this Circular.

(in thousands of dollars)	As at June 30, 2020 (As Auryn)	As at June 30, 2020 after giving effect to the Arrangements and the Financing (As Fury Gold) (2(3))
Share capital	$144,411,000	$253,317,000
Shares issued(1) (Authorized – Unlimited)	104,731,775	117,500,000
Total current assets	$12,758,000	$32,930,000
Long-term debt	$nil	$nil

Notes:

(1)	Excluding 6,366,301 Fury Gold Shares issuable pursuant to outstanding options and 1,825,813 Fury Gold Shares underlying outstanding warrants.
(2)

Assumes all Eastmain Shares issued and outstanding as of April 30, 2020 are acquired by Auryn pursuant to the Eastmain Arrangement, no Eastmain or Auryn Shareholders exercise their Dissent Rights and that none of the Auryn Options, Auryn Warrants. Eastmain Options and Eastmain Warrants are exercised prior to the completion of the Eastmain Acquisition.

(3)

Assumes the issue of 7,500,000 Fury Gold Shares on conversion of the Subscription Receipts. See “The Financing” and “Approval of the Financing” in the Circular for a description of the Subscription Receipts.

Post-Arrangement Shareholdings

Following the successful completion of the Eastmain Arrangement, Eastmain will be a wholly-owned subsidiary of Fury Gold and existing Auryn Shareholders and Eastmain Shareholders will own 69% and 31%, of the outstanding Fury Gold Shares, respectively, before giving effect to any dilutive securities of Eastmain (approximately 69.9% and 30.1%, respectively, on a fully diluted in-the-money basis), and before giving effect to the conversion of the Subscription Receipts in the Financing into 7.5 million to 7.75 million Fury Gold Shares (including flow through shares).

To the knowledge of the directors and executive officers of the Auryn, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Fury Gold carrying 10% or more of the voting rights attached to all outstanding Fury Gold Shares after completion of the Reorganization Arrangement, Financing and Eastmain Acquisition.

Directors and Officers

Directors

On the Effective Date, the board of directors of Fury Gold will be comprised of three of the current directors of Auryn, namely Ivan Bebek, Jeffrey Mason, and Steve Cook, two of the current directors of Eastmain, namely Blair Schultz and Michael Hoffman, plus two new nominees, Saga Williams and Michael Timmins, who will also serve as the new Chief Executive Officer of Fury Gold with Mr. Wallace’s retirement.

Name and Municipality of Residence	Position(s) held and Period of Service as a Director	Principal Occupation
Ivan Bebek West Vancouver	Executive Chairman of Auryn; Director of Auryn since November 2, 2009	Executive Chairman & Director of Auryn; Co-Chairman & Director of Torq Resources Inc. (“Torq”)

Michael Timmins	Proposed Chief Executive Officer and Director of Fury Gold	Former VP of Corporate Development for Agnico Eagle Mines Limited; Director and Audit Committee member for Excellon Resources Inc.

Blair Schultz	Interim President and CEO of Eastmain; Director of Eastmain since April 2016	Interim President and CEO of Eastmain; Director of Eastmain; Chair of the Board of Directors of 1911 Gold Corp.; Director of Solstice Gold Corp.

Jeffrey Mason	Director of Auryn since February 7, 2019	Director of Auryn; Director of Torq; Former Chairman of the Board and Interim CEO and President of Great Panther Mining Limited; the balance of Mr. Mason’s professional activities are spent providing financial and operations advisory consulting/employment services for mining, electrical power and construction.

Steve Cook	Director of Auryn since October 28, 2013	Practicing tax partner at law firm of Thorsteinssons LLP; Principal at SM Cook Legal Services Law Corporation; Director of Auryn; Director of Torq; Director of Lasalle Exploration

Alison Sagateh (“Saga”) Williams Ontario, Canada	Nominee in 2020	Ms. Williams, LLB has worked in Indigenous communities in government and corporate roles in the capacity of legal counsel, negotiations and governance, and as a strategic advisor, for over 20 years. Ms. Williams has been on negotiation teams that have successfully settled over $1 billion in agreements and has worked on Indigenous community engagement and negotiations to support national energy and mining projects. Ms. Williams teaches at Osgoode Hall Law School as an Adjunct Professor and supports student led negotiations focussing on consultation, Indigenous rights and reconciliation. Over the last 25 years, she has also held many non-profit board positions. Ms. Williams is Anishinaabe, a member of Curve Lake First Nation, and is currently an elected official for her community.

Michael Hoffman	Director of Eastmain since March 2016	Director of Eastmain; Director of Velocity Minerals Ltd.; Director of 1911 Gold Corp.

Officers

On the Effective Date, it is contemplated that the senior officers of Fury Gold will include Michael Timmins, Chief Executive Officer, Joseph Fazzini, Chief Financial Officer and Michael Henrichsen, Chief Operating Officer. The biographies for these individuals are set out below.

Michael Timmins – Chief Executive Officer

Michael Timmins brings over 20 years of experience as a mining executive from his work with a number of companies, including Agnico Eagle Mines and Placer Dome. Mr. Timmins was Vice President of Corporate Development at Agnico, where he played a key role in the development of the Kittila mine in northern Finland and in the acquisition of Osisko Mining for C$3.9 billion. He has degrees from Queen’s University (EMBA), the University of British Columbia (M. Sc. Metallurgy) and Bishop’s University (B.Sc.). Mr. Timmins also serves as a Director and Audit Committee member for Excellon Resources.

Joseph Fazzini – Chief Financial Officer

Joseph Fazzini, CPA, CA, CFA, was appointed to the role of Chief Financial Officer of Eastmain and Vice-President, Corporate Development of Eastmain in May 2016. Concurrently with his role at Eastmain, Mr. Fazzini was most recently Chief Financial Officer of Toachi Mining Inc. until September 2019 when the Company was acquired by Atico Mining to create a leading Latin American base metals producer. Prior to joining Eastmain, Mr. Fazzini worked as a sell-side equity analyst covering global mining companies at Dundee Capital Markets. Through his work as a ranked mining analyst, Mr. Fazzini brings deep relationships across the global capital markets and issuer community as well as an extensive background in financial statement analysis, project finance, mergers and acquisitions and investment valuation. Prior to joining Dundee, Mr. Fazzini began his career in PwC’s Toronto Audit practice, overseeing global audit and advisory engagements. Mr. Fazzini graduated from the University of Toronto’s Rotman School of Management with a Bachelor of Commerce and followed up his education earning both the Chartered Accountant and Chartered Financial Analyst designations. Mr. Fazzini is also currently the Chief Financial Officer of Xtraction Services Holdings Corporation.

Michael Henrichsen – Chief Operating Officer

Michael Henrichsen is the Chief Operating Officer of Auryn and a structural geologist who is leading the Auryn technical team. Mr. Henrichsen is also the President, Secretary and a Director of RV Mineral Exploration Consulting Ltd. Previously Mr. Henrichsen was the global structural geologist at Newmont Mining Corp, where his contributions significantly increased the reserves and resources base in the Ahafo district of Ghana. Mr. Henrichsen has also worked extensively at other major gold camps in South America, the Carlin Trend, Guinea, and Canada.

Description of Share Capital

Common Shares

Fury Gold’s authorized capital after completion of the Arrangements and the Financing will consist of an unlimited number of Fury Gold Shares without par value of which it is expected there will be approximately 117,500,000 Fury Gold Shares outstanding. The table following shows the total pro forma capitalization:

Pro Forma Capitalization of Fury Gold

A summary of the securities of Fury Gold which will be outstanding and how such securities arise can be summarized as follows:

Type of Security	Eastmain Securities When Exchanged into Fury Gold (shares and dilutives)	Auryn Securities Adjusted to Fury Gold (shares and dilutives)		Total Fury Gold Securities
Common Shares	34,100,000	75,900,000		110,000,000
Financing				7,500,000
Subtotal Shares				117,500,000
Incentive Options	1,694,239	4,672,165	(1)	6,366,301	(2)
Warrants	1,474,263	351,550	(1)	1,825,813	(2)
Total issued on a fully diluted basis				125,692,114

Notes:

(1)	The number of outstanding Fury Gold Options and Fury Gold Warrants has been calculated based on a Consolidation Ratio of 0.7031 (75,900,000 ÷108,225,734).
(2)

The average exercise price of the incentive options is $3.12 per Fury Gold Share and the average exercise price of the 351,550 former Auryn warrants is $2.84 per Fury Gold Share (plus one SpinCo Sombrero share and one SpinCo Curibaya share). The average of the 1,474,263 Eastmain warrants is $1.28 per Fury Gold Share. The proceeds of any exercise former Auryn warrants would be split 80% of Fury Gold and 10% to each SpinCo. Total issued is expected to increase by 250,000 shares due to Upsize of Financing from $22.5 to $23 million.

There will be no special rights or restrictions attaching to the Fury Gold Shares. The following is a summary of the material provisions that attach to the Fury Gold Shares:

•	Each Fury Gold Share will entitle the holder to one vote at all meetings of Fury Gold’s shareholders;

•	The holders of Fury Gold Shares are entitled to participate in dividends if declared by the Board of Directors;

•

If Fury Gold is dissolved, wound-up, whether voluntary or involuntary, or there is a distribution of Fury Gold’s assets among shareholders for the purpose of winding-up its affairs, the holders of Fury Gold Shares are entitled to receive Fury Gold’s remaining property; and

•	There are no constraints imposed on the ownership of the Auryn Shares.

Preferred Shares

Auryn is (and hence Fury Gold will be) authorized to issue an unlimited number of preferred shares. There are no preferred shares issued and outstanding as at the date of this Circular and immediately following completion of the Arrangements there will be no preferred shares outstanding. Preferred shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of preferred shares, the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. Preferred shares generally rank in priority over common shares and any other shares ranking by their terms junior to the preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Issue of Fury Gold Shares to Holders of Subscription Receipts

In connection with the Subscription Receipt Financing, Fury Gold will issue an aggregate of 7.5 million - 7.75 million additional Fury Gold Shares upon the satisfaction of the Escrow Release Conditions. As a result, assuming completion of the Arrangements and the conversion of the Subscription Receipts, existing Auryn Shareholders, Eastmain Shareholders and Subscription Receipt holders will own approximately 64.6%, 29% and 6.4% of the outstanding Fury Gold Shares, respectively, before giving effect to any of the dilutive securities in the table above.

Fury Gold Selected Unaudited Pro Forma Consolidated Financial Information

The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with Fury Gold’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Appendix “J” to the Circular. The unaudited pro forma consolidated statement of financial position has been prepared from the June 30, 2020 unaudited interim consolidated statements of financial position of Auryn and the April 30, 2020 unaudited consolidated statements of financial position of Eastmain and gives pro forma effect to the successful completion of the Reorganization Arrangement and Eastmain Arrangement as if the transactions occurred on June 30, 2020. The pro forma consolidated statement of operations and total comprehensive income for the year ended December 31, 2019 and the six month period ended June 30, 2020 have been prepared from the audited consolidated statements of operations and total comprehensive income of Auryn for the year ended December 31, 2019, the audited consolidated statements of operations and total comprehensive income of Eastmain for the year ended October 31, 2019 and from the unaudited interim consolidated statements of operations of Auryn for the six months ended June 30, 2020 and of Eastmain for the six months ended April 30, 2020, and gives pro forma effect to the successful completion of the Reorganization Arrangement and Eastmain Arrangement as if the transactions occurred on January 1, 2020.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Auryn and Eastmain. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Auryn and the accompanying notes included in Appendix “J” to the Circular.

Unaudited (in thousands of dollars)	Six months ended June 30, 2020	Year ended December 31, 2019
Pro Forma Statement of Operations Data:
Exploration Expense	1,053	11,097

Net Loss	4,867	19,818

Pro Forma Per Auryn Share Data:
Basic earnings (loss) per share	$0.04	$0.17
Diluted earnings (loss) per share	$0.04	$0.17

Unaudited (in thousands of dollars)	As at June 30, 2020
Pro Forma Statement of Financial Position Data:
Total current assets	32,930
Total assets	204,896

Total current liabilities	19,988
Total liabilities	60,531

Total equity	144,365

Available Funds and Principal Purposes

Assuming completion of the Reorganization Arrangement, Financing and Eastmain Acquisition, it is anticipated that Fury Gold will have available cash of approximately $20 million.

Principal Purposes

The following table summarizes expenditures anticipated by Fury Gold required to achieve its business objectives during the 12 months following completion of the Reorganization Arrangement (see in this Appendix “I” – “Business Objectives and Milestones”, which follows).

Principal Purpose	Amount (in $ millions)
Project expenditures on the Eau Claire Project	$15.5
General & administrative expenses for 12 months	$4.5

Total:	$20.0

Fury Gold intends to spend the funds available to it as stated in the table above. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary for Fury Gold to achieve its objectives or to pursue other exploration and development opportunities.

Business Objectives and Milestones

With the funds available to it as described above under the heading “Available Funds and Principal Purposes”, Fury Gold intends to complete the following objectives and the milestones associated with attaining those objectives:

Objective	Milestones	Timing
Commence the exploration at the Eau Claire Projects	Completing drill targeting	Ongoing
	Commence drilling	Expected in Nov 2020

Ensure the successful launch Fury Gold Mines Limited	Initial Marketing and Brand Management Plans	Ongoing
	Commence trading on TSX and NYSE exchanges	Expected in Oct 2020
	Recruit and build out the Corporate and Technical teams	Ongoing

Trading Price and Volume

The Auryn Shares trade on the TSX and on the NYSE American under the symbol “AUG”. The following table sets forth, for the periods indicated, the reported intra-day high and low sales prices and aggregate volume of trading of the Auryn Shares on the TSX and NYSE American. Readers are cautioned that historical trading prices do not take into account the Arrangements and may not be indicative of the future price or trading volume of the Fury Gold Shares.

	TSX			NYSE American
Month	High ($)	Low ($)	Volume	High (US$)	Low (US$)	Volume
September 1-3	2.89	2.5	1,361,754	2.21	1.91	1,827,698
August 2020	3.55	2.52	8,272,069	2.66	1.93	13,243,588
July 2020	3.29	2.56	13,663,896	2.46	1.8799	20,399,908
June 2020	2.69	1.51	7,883,495	1.98	1.11	9,473,190
May 2020	1.94	1.43	5,592,110	1.41	1.02	7,042,010
April 2020	1.70	1.15	2,995,863	1.23	0.83	3,339,107
March 2020	1.73	1.00	4,056,992	1.29	0.71	5,615,766
February 2020	1.94	1.51	2,483,790	1.46	1.1233	4,106,209
January 2020	1.90	1.59	2,587,640	1.50	1.22	4,080,603
December 2019	1.96	1.69	1,958,690	1.48	1.26	2,397,420
November 2019	2.08	1.68	2,797,160	1.69	1.28	2,833,970
October 2019	2.10	1.46	3,408,520	1.60	1.10	3,167,875
September 2019	1.88	1.58	2,413,330	1.43	1.20	2,237,141
August 2019	2.20	1.60	2,588,930	1.6719	1.20	3,593,159
July 2019	2.32	1.98	2,197,610	1.84	1.49	2,802,618
June 2019	2.45	2.02	2,901,510	1.84	1.50	3,492,950
May 2019	2.29	1.90	2,094,590	1.70	1.415	2,357,160
April 2019	2.34	1.85	3,750,830	1.75	1.38	3,922,338
March 2019	2.08	1.52	2,871,990	1.565	1.145	3,359,733
February 2019	1.63	1.30	2,319,370	1.24	0.98	2,722,491
January 2019	1.46	1.16	2,783,190	1.099	0.08789	1,940,137

The closing price of Auryn Shares on the TSX and NYSE American on July 29, 2020, the date of the announcement of Auryn’s intention to acquire Eastmain, was $3.09 and US$2.35, respectively.

The closing price of the Auryn Shares on the TSX and on the NYSE American on September 3, 2020, was $2.80 and US$2.01, respectively.

Prior Sales

For the 12-month period prior to the date hereof, Auryn issued the Auryn Shares and Auryn Options listed in the table below:

Date	Security	Price per Security ($)	Number of Securities
October 1, 2019	Common shares issued pursuant to option exercise	$1.42	7,100
October 2, 2019	Common shares issued pursuant to option exercise	$1.42	7,100
October 8, 2019	Common shares issued pursuant to option exercise	$1.42	400
October 17, 2019	Common shares issued pursuant to option exercise	$1.42	4,800
October 25, 2019	Common shares issued pursuant to option exercise	$1.42	5,600
October 28, 2019	Common shares issued pursuant to option exercise	$1.42	18,750
November 5, 2019	Common shares issued pursuant to option exercise	$1.42	5,625
November 20, 2019	Options granted	$1.82	170,000
January 17, 2020	Common shares issued pursuant to option exercise	$1.42	75,000
February 6, 2020	Common shares issued in private placement	$1.60	6,312,500
February 27, 2020	Common shares issued in private placement	$1.60	3,062,500
June 1, 2020	Options granted	$1.83	75,000
June 18, 2020	Common shares issued pursuant to option exercise	$1.30	50,000
July 7, 2020	Common shares issued pursuant to conversion of bridge loan	$1.60	1,952,084
July 28, 2020	Common shares issued pursuant to option exercise	$1.30	50,000
July 30, 2020	Common shares issued pursuant to option exercise	$1.36	12,500
July 30, 2020	Common shares issued pursuant to option exercise	$1.96	21,875
July 31, 2020	Common shares issued pursuant to option exercise	$1.96	20,000
July 31, 2020	Common shares issued pursuant to option exercise	$1.42	50,000
August 4, 2020	Common shares issued pursuant to option exercise	$1.42	71,875
August 4, 2020	Common shares issued pursuant to option exercise	$1.30	180,000
Autust 4, 2020	Common shares issued pursuant to option exercise	$2.63	15,000
August 4, 2020	Common shares issued pursuant to option exercise	$1.96	50,000
August 5, 2020	Common shares issued pursuant to option exercise	$1.82	85,000
August 6, 2020	Common shares issued pursuant to option exercise	$1.30	50,000
August 7, 2020	Common shares issued pursuant to option exercise	$1.30	130,000
August 7, 2020	Common shares issued pursuant to option exercise	$1.36	3,125
August 10, 2020	Common shares issued pursuant to option exercise	$1.30	190,000
August 10, 2020	Common shares issued pursuant to option exercise	$1.42	50,000
August 12, 2020	Common shares issued pursuant to option exercise	$1.30	205,000
August 13, 2020	Common shares issued pursuant to option exercise	$1.96	87,500
August 14, 2020	Common shares issued pursuant to option exercise	$1.30	90,000
August 17, 2020	Common shares issued pursuant to option exercise	$1.30	30,000
August 17, 2020	Common shares issued pursuant to option exercise	$1.42	150,000

Note: For comparability with Fury Gold Shares, the above share prices would be divided by 0.70131 and the number of shares issued at each price would be multiplied by that ratio

Stock Exchange Listings

On completion of the Reorganization Arrangement and Eastmain Arrangement, the Fury Gold Shares are expected to continue trading on the TSX and the NYSE American under the symbol “FURY”.

The Auryn Shares are listed on the TSX under the symbol “AUG” and on the NYSE under the symbol “AUG”. The obligation of Auryn and Eastmain to complete the Arrangements is subject to, among other matters, the TSX and NYSE approving the listing and posting for trading on the TSX and NYSE American of the Fury Gold Shares that are issuable in connection with the Arrangements, subject only in each case to the satisfaction of the customary listing conditions of the TSX or NYSE American, as the case may be.

Following the Effective Date, the Eastmain Shares are expected to be de-listed from the TSX and OTCQB.

Auryn has applied to have a total of 37,268,399 Fury Gold Shares issuable in exchange for all Eastmain securities, such shares to be listed for trading on the TSX and will apply to have such shares listed on the NYSE American. Listing will be subject to Auryn receiving approval from, and fulfilling all of the requirements of, the TSX and NYSE American.

Risk Factors

An investment in the securities of Fury Gold involves significant risks which should be carefully considered by Shareholders. Investors may lose their entire investment. If any of the following risks actually occur, SpinCo Curibaya’s business, financial condition and operating results could be adversely affected.

Auryn Shareholders should consult with their professional advisors to assess the Reorganization Arrangement, Financing and Eastmain Acquisition and their resulting investment in Fury Gold. In evaluating Fury Gold and its business and whether to vote in favour of the Reorganization Arrangement, Financing and Eastmain Acquisition, Auryn Shareholders should carefully consider, in addition to the other information contained in the Circular and this Appendix “I” the risks associated with the Reorganization Arrangement (see in the Circular “The Auryn Meeting — Risks Associated with the Reorganization Arrangement”), as well as those risk described under the heading “Risk Factors” in the Auryn AIF (other than those risk factors that relate solely to Auryn’s Peruvian assets and operations that will be spun out to the SpinCos) and “Risk Factors” in the Eastmain AIF. These risk factors may not be a definitive list of all risk factors associated with the Reorganization Arrangement, Financing and Eastmain Acquisition, an investment in Fury Gold or in connection with Fury Gold’s business and operations.

Auditors

The auditors of the Fury Gold after the Effective Date will be Deloitte LLP

Transfer Agent and Registrar

The transfer agent and registrar for the Fury Gold Shares will be Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.

Interests of Experts

Please refer to the “Interest of Experts” section of the Circular.

Appendix “J”

INCORPORATION DATE, PRO FORMA AND CARVE-OUT FINANCIAL STATEMENTS FOR SPINCOS AND FURY GOLD

APPENDIX “J-1” –

AUDITED STATEMENT OF FINANCIAL POSITION OF 1258620 B.C. LTD. (SPINCO CURIBAYA) AT JULY 23, 2020

APPENDIX “J-2” AUDITED STATEMENT OF FINANCIAL POSITION OF 1258620 B.C. LTD. (SPINCO SOMBRERO) AT JULY 23, 2020

APPENDIX “J-3” AUDITED CARVE-OUT FINANCIAL STATEMENTS OF THE SPINOUT EXPLORATION BUSINESS OF CURIBAYA

FOR YEARS ENDED DECEMBER 31, 2019 AND 2018

APPENDIX “J-4” –

AUDITED CARVE-OUT FINANCIAL STATEMENTS THE SPINOUT EXPLORATION BUSINESS OF SOMBRERO FOR YEARS ENDED DECEMBER 31, 2019 AND 2018

APPENDIX “J-5” -UNAUDITED CONDENSED CARVE-OUT FINANCIAL STATEMENTS OF THE SPINOUT EXPLORATION BUSINESS OF CURIBAYA FOR 3 AND 6 MONTHS ENDED JUNE 2020

APPENDIX “J-6” UNAUDITED CONDENSED CARVE-OUT FINANCIAL STATEMENTS OF THE SPINOUT EXPLORATION BUSINESS OF SOMBRERO FOR 3 AND 6 MONTHS ENDED JUNE 2020

APPENDIX “J-7” – UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF SPINCO CURIBAYA

AS AT JUNE 2020, PROFIT AND LOSS FOR 6 MONTHS ENDED JUNE 2020 AND YEAR ENDED DECEMBER 2019

APPENDIX “J-8” – UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF SPINCO SOMBRERO

AS AT JUNE 2020, PROFIT AND LOSS FOR 6 MONTHS ENDED JUNE 2020 AND YEAR ENDED DECEMBER 2019

APPENDIX “J-9” –

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF FURY GOLD MINES ENDED DECEMBER 31, 2019 AND FOR THE YEAR ENDED DECEMBER 31, 2019

SCHEDULE “J-1”

AUDITED FINANCIAL STATEMENTS OF 1258620 B.C. LTD.

1258620 B.C. Ltd.

Statement of Financial Position

As at the Date of Incorporation

July 23, 2020

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

1258620 B.C. Ltd.

Opinion

We have audited the statement of financial position of 1258620 B.C. Ltd. (the “Company”) as at July 23, 2020 and notes to the financial statement, including a summary of significant accounting policies (collectively referred to as the “financial statement”).

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of the Company as at July 23, 2020, in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statement section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statement in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statement that are free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statement.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statement, including the disclosures, and whether the financial statement represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, British Columbia

September 2, 2020

1258620 B.C. Ltd.

Statement of Financial Position

(Expressed in Canadian dollars)

July 23, 2020 $
Assets
Cash	1

Total Assets	1

Shareholder’s Equity
Share Capital – unlimited shares authorized, 1 issued and outstanding (Note 1)	1

Total Shareholder’s Equity	1

These financial statements are authorized for issue by the Board of Directors of 1258618 B.C. Ltd. on September 2, 2020.

Approved by the Board of Directors

/s/ Shawn Wallace	/s/ Ivan Bebek

Director	Director

1258620 B.C. Ltd.

Notes to the Financial Statements

As at the date of Incorporation July 23, 2020

(Expressed in Canadian dollars)

1.	ORGANIZATION

1258620 B.C. Ltd. (the “Company”) was incorporated on July 23, 2020, under the laws of Canada Business Corporations Act as part of a plan of arrangement (the “Arrangement”) to reorganize Auryn Resources Inc. (“Auryn”). The Company’s intended business activity is the acquisition and exploration of exploration and evaluation properties in Peru. To date, the Company has not commenced operations. The Company’s head office is located at 1055 West Georgia Street, P.O. Box 11117, 1500 Royal Centre, Vancouver, BC V6E 4N7, Canada. The Company issued one common share for $1 upon incorporation with Auryn Resources Inc being the sole shareholder. The common shares have no par value and the number of authorized common shares is unlimited.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The statement of financial position has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). IFRS include International Accounting Standards (“IAS”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). Separate Statements of Income and Comprehensive Income, Changes in Shareholder’s Equity and Cash Flows have not been presented as there have been no activities for the Company to date.

The statement of financial position was approved and authorized for issuance on September 2, 2020 by the Board of Directors.

SCHEDULE “J-2”

AUDITED FINANCIAL STATEMENTS OF 1258618 B.C. Ltd.

1258618 B.C. Ltd.

Statement of Financial Position

As at the Date of Incorporation

July 23, 2020

Independent Auditor’s Report

To the Board of Directors of

1258618 B.C. Ltd.

Opinion

We have audited the statement of financial position of 1258618 B.C. Ltd. (the “Company”) as at July 23, 2020 and notes to the financial statement, including a summary of significant accounting policies (collectively referred to as the “financial statement”).

In our opinion, the accompanying financial statement present fairly, in all material respects, the financial position of the Company as at July 23, 2020, in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statement section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statement in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statement that are free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statement.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statement, including the disclosures, and whether the financial statement represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, British Columbia

September 2, 2020

1258618 B.C. Ltd.

Statement of Financial Position

(Expressed in Canadian dollars)

July 23, 2020 $
Assets
Cash	1

Total Assets	1

Shareholder’s Equity
Share Capital – unlimited shares authorized, 1 issued and outstanding (Note 1)	1

Total Shareholder’s Equity	1

These financial statements are authorized for issue by the Board of Directors of 1258618 B.C. Ltd. on September 2, 2020.

Approved by the Board of Directors

/s/ Shawn Wallace	/s/ Ivan Bebek

Director	Director

1258618 B.C. Ltd.

Notes to the Financial Statements

As at the date of Incorporation July 23, 2020

(Expressed in Canadian dollars)

1.	ORGANIZATION

1258618 B.C. Ltd. (the “Company”) was incorporated on July 23, 2020, under the laws of Canada Business Corporations Act as part of a plan of arrangement (the “Arrangement”) to reorganize Auryn Resources Inc. (“Auryn”). The Company’s intended business activity is the acquisition and exploration of exploration and evaluation properties in Peru. To date, the Company has not commenced operations. The Company’s head office is located at 1055 West Georgia Street, P.O. Box 11117, 1500 Royal Centre, Vancouver, BC V6E 4N7, Canada. The Company issued one common share for $1 upon incorporation with Auryn Resources Inc being the sole shareholder. The common shares have no par value and the number of authorized common shares is unlimited.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The statement of financial position has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). IFRS include International Accounting Standards (“IAS”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). Separate Statements of Income and Comprehensive Income, Changes in Shareholder’s Equity and Cash Flows have not been presented as there have been no activities for the Company to date.

The statement of financial position was approved and authorized for issuance on September 2, 2020 by the Board of Directors.

SCHEDULE “J-3”

AUDITED FINANCIAL STATEMENTS OF CARVE-OUT CURIBAYA

The Spinout Exploration Business of Curibaya

Carve-out Financial Statements

For the years ended December 31, 2019 and 2018

Independent Auditor’s Report

To the Board of Directors of Auryn Resources Inc. (the “Company”)

Opinion

We have audited the financial statements of the carve-out operations related to the Company’s Curibaya and Huilcollo properties (“Curibaya”) which comprise the carve-out statements of financial position as at December 31, 2019 and 2018, and the carve-out statements of loss and comprehensive loss, changes in net parent investment and cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Curibaya as at December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of Curibaya in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty related to Going Concern

We draw attention to Note 1 in the financial statements, which indicates that Curibaya has a history of losses, incurred a loss for the year of $1.6M during the year ended December 31, 2019 and does not generate cash flows from operations to support its activities. As stated in Note 1, these conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on Curibaya’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing Curibaya’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate Curibaya or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing Curibaya’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Curibaya’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on Curibaya’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause Curibaya to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, British Columbia

September 3, 2020

The Spinout Exploration Business of Curibaya

Carve-out Statements of Financial Position

(Expressed in Canadian dollars)

	As at December 31, 2019	As at December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$25,915	$31,162
Prepaid expenses and deposits (Note 4)	57,943	71,686

	83,858	102,848
Non-current assets:
Prepaid expenses and deposits (Note 4)	148,581	189,443
Equipment (Note 5)	20,021	31,048
Mineral property interests (Note 6)	3,237,550	2,934,484

Total assets	$3,490,010	$3,257,823

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities	$15,300	$64,830

Total liabilities	15,300	64,830

Equity:
Net parent investment	3,474,710	3,192,993

Total equity	3,474,710	3,192,993

Total liabilities and equity	$3,490,010	$3,257,823

Going concern (Note 1)

Subsequent event (Note 11)

These carve-out financial statements are authorized for issue by the Board of Directors of Auryn Resources Inc. on September 3, 2020.

They are signed on the Entity’s behalf by:

/s/ Shawn Wallace	/s/ Steve Cook
Chief Executive Officer	Director

The accompanying notes form an integral part of these carve-out financial statements.

The Spinout Exploration Business of Curibaya

Carve-out Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

	Year ended December 31, 2019	Year ended December 31, 2018
Operating expenses:
Exploration and evaluation costs (Note 6)	$985,243	$2,092,744
Fees, salaries and other employee benefits	165,618	166,673
Legal and professional fees	81,208	55,939
Office and administration	25,426	35,211

	1,257,495	2,350,567
Other expenses
Impairment of mineral property (Note 6)	337,203	—
Foreign exchange loss, net	6,135	6,827

Loss for the year	$1,600,833	$2,357,394

Other comprehensive loss (income)
Unrealized currency loss (gain) on translation	134,105	(183,935)

Comprehensive loss for the year	$1,734,938	$2,173,459

The accompanying notes form an integral part of these carve-out financial statements.

The Spinout Exploration Business of Curibaya

Carve-out Statements of Cash Flows

(Expressed in Canadian dollars)

	Year ended December 31, 2019	Year ended December 31, 2018
Operating activities:
Loss for the year	$(1,600,833)	$(2,357,394)
Non-cash transactions:
Impairment of mineral property (Note 6)	337,203	—
Share-based compensation (Note 6)	222,629	97,414
Depreciation (Notes 5 and 6)	25,656	25,509
Changes in non-cash working capital:
Prepaid expenses and deposits	54,605	62,890
Accounts payable and accrued liabilities	(49,530)	28,429

Cash used in operating activities	(1,010,270)	(2,143,152)

Investing activities:
Purchase of mineral property	(773,089)	(650,616)

Cash used in investing activities	(773,089)	(650,616)

Financing activities:
Contributions from parent	1,778,112	2,604,914

Cash provided by financing activities	1,778,112	2,604,914

Decrease in cash	(5,247)	(188,854)
Cash, beginning of the year	31,162	220,016

Cash, end of the year	$25,915	$31,162

The accompanying notes form an integral part of these carve-out financial statements.

The Spinout Exploration Business of Curibaya

Carve-out Statements of Changes in Net Parent Investment

(Expressed in Canadian dollars)

	December 31, 2019	December 31, 2018
Balance, beginning of the year	$(3,192,993)	$(2,648,210)
Cash contributions from parent	(1,778,112)	(2,604,914)
Non-cash contributions from parent	(238,543)	(113,328)
Net loss	1,600,833	2,357,394
Other comprehensive loss (income)	134,105	(183,935)

Balance, end of the year	$(3,474,710)	$(3,192,993)

The accompanying notes form an integral part of these carve-out financial statements.

The Spinout Exploration Business of Curibaya

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

1.	Arrangement agreement, nature of operations, and going concern

On July 29, 2020, Auryn Resources Inc. (“Auryn”) and Eastmain Resources Inc. (“Eastmain”) announced their desire to effect a corporate business combination to combine their Canadian mineral businesses provided that Auryn first distributes to its shareholders the common shares of two recently formed British Columbia subsidiaries, including 1258620 B.C. Ltd. (“Curibaya”) by way of a plan of arrangement (the “Plan of Arrangement”). Pursuant to the Plan of Arrangement, Curibaya will own the shares of the Peruvian subsidiary Corisur Peru, S.A.C. and any other assets and liabilities of the Corisur business (“Corisur” or the “Business”), a wholly owned subsidiary of Auryn. The Plan of Arrangement is subject to court and shareholder approval, and various other conditions.

These carve-out financial statements (the “carve out financial statements”) are prepared for inclusion in Auryn’s Management Information Circular in connection with the Plan of Arrangement described above. Management believes the assumptions and allocations underlying the carve-out financial statements are reasonable and appropriate. The expenses and allocations have been determined on a basis considered by Auryn to be a reasonable reflection of the utilization of services provided to or the benefit received by the Auryn subsidiaries for the years presented. Therefore, these carve-out financial statements are not necessarily indicative of the results that would be attained if the Business had operated as a separate legal entity during the periods presented and are not necessarily indicative of future operating results.

The Business’ primary asset is the Curibaya porphyry property in Southern Peru, which was staked by the Business in 2016 which covers approximately 11,000 hectares and is located 48km from the provincial capital of Tacna and is accessible by road (see Note 6). The Business has not yet determined whether the property contains mineral reserves where extraction is both technically feasible and commercially viable. The Business operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties in Peru.

The Business has incurred operating losses to date and does not generate cash flows from operations to support its activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration and development of its mineral properties. The ability to continue as a going concern remains dependent upon its ability to obtain the financing necessary to continue to fund its mineral properties through intercompany loans from the ultimate parent company, the realization of future profitable production, proceeds from the disposition of its mineral interests, and/or other sources. These conditions create a material uncertainty that may cast significant doubt about the Business’ ability to continue as a going concern.

These carve-out financial statements do not give effect to adjustments to the carrying values and classification of assets and liabilities that would be necessary should the Business be unable to continue as a going concern. Such adjustments could be material.

2.	Basis of presentation

(a)	Statement of compliance

These carve-out financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS include International Accounting Standards (“IAS”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

These carve-out financial statements were approved and authorized for issuance on September 3, 2020, by the Board of Directors.

The Spinout Exploration Business of Curibaya

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

2.	Basis of presentation (continued)

(b)	Basis of measurement

These carve-out financial statements include the accounts of Corisur and all assets, liabilities, transactions and costs incurred by Auryn (and its subsidiaries) that are specifically identifiable with Corisur. The Business’ ultimate parent (the “Parent”), pursuant to these carve-out financial statements, is Auryn. The assets and liabilities in the carve-out financial statements have been presented on a historical cost basis, as immediately prior to the transfer all of the assets and liabilities presented are controlled by the Parent and will be transferred to the Business at carrying value. The financial statements represent a carve-out of the assets, liabilities, revenues, expenses, and cash flows of the business that will be contributed to the Business. All intercompany balances, transactions, including income and expenses arising from intercompany transactions are eliminated in preparing the carve-out financial statements.

These carve-out financial statements are for the periods from January 1, 2018 to December 31, 2018, and January 1, 2019 to December 31, 2019, which is the period during which Corisur was wholly owned by Auryn.

(c)	Critical accounting judgments and estimates

The preparation of carve-out financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the carve-out financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, that have the most significant effect on the amounts recognized in the carve-out financial statements are as follows:

i.	Functional currency

The functional currency for the Business is the currency of the primary economic environment in which the entity operates. The Business has determined the functional currency to be United States dollar (“USD”). Determination of functional currency may involve certain judgments to determine the primary economic environment and the Business reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

ii.	Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that the acquisition of mineral properties and related costs incurred, which have been recognized on the carve-out statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

iii.	Indications of impairment of assets

Impairment testing is done at the cash generating unit level and judgment is involved in assessing whether there is any indication that an asset or a cash generating unit may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties and the results of exploration and evaluation to date.

The Spinout Exploration Business of Curibaya

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

2.	Basis of presentation (continued)

iv.	Income taxes

The provision for income taxes and composition of income tax assets and liabilities require management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Business’ transactions.

v.	Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty and changes in circumstances may alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

3.	Significant accounting policies

(a)	Foreign currency translation

The carve-out financial statements of the Business are prepared in its functional currency determined on basis of the primary economic environment in which such entities operate. The presentation currency of the Business is the Canadian dollar while the functional currency is USD. Amounts in these carve-out financial statements denominated in USD are denoted as US$.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. At each reporting date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates and non-monetary items measured at historical cost are translated into the entity’s functional currency at rates in effect at the date the transaction took place.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are included in the carve-out statements of loss and comprehensive loss for the period in which they arise.

(b)	Cash and cash equivalents

Cash and cash equivalents consist of highly liquid short-term investments that are readily convertible to cash and have maturities with terms of less than ninety days and/or with original maturities over ninety days but redeemable on demand without penalty. As at December 31, 2019 and 2018, the Business did not have any cash equivalents.

(c)	Equipment

Equipment is stated at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives as follows:

Camp and field equipment	5-10 years
Machinery and heavy equipment	5-10 years

The Spinout Exploration Business of Curibaya

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

3.	Significant accounting policies (continued)

(d)	Mineral property interests and exploration expenditures

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. The Business has investigated title to all of its mineral properties and, to the best of its knowledge title to all of its properties is in good standing.

The Business accounts for mineral property interests in accordance with IFRS 6 – Exploration for and evaluation of mineral properties (“IFRS 6”).

Costs directly related to acquiring the legal right to explore a mineral property including acquisition of licenses, mineral rights, and similar acquisition costs are recognized and capitalized as mineral property interests. Acquisition costs incurred in obtaining the legal right to explore a mineral property are deferred until the legal right is granted and thereon reclassified to mineral property interests. Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation activities, including but not limited to researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling, payments made to contractors and consultants in connection with the exploration and evaluation of the property, are expensed as exploration costs in the period in which they occur.

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed as administrative costs in the period in which they occur.

As the Business currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to exploration and evaluation costs.

When a project is deemed to no longer have commercially viable prospects to the Business, all capitalized acquisition costs in respect of that project are deemed to be impaired. As a result, those costs, in excess of the estimated recoverable amount, are written off to the statement of loss and comprehensive loss.

The Business assesses mineral property interests for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use.

Once the technical feasibility and commercial viability of extracting the mineral resources has been determined, the property is considered to be a mine under development at which point the assets and further related costs no longer fall under the guidance of IFRS 6.

(e)	Impairment of non-financial assets

At each reporting date, the Business reviews the carrying amounts of its assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Business estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are

The Spinout Exploration Business of Curibaya

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

3.	Significant accounting policies (continued)

discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized immediately in the statement of loss and comprehensive loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal of impairment is recognized in the statement of loss and comprehensive loss.

(f)	Income taxes

Income tax reported in the statement of loss and comprehensive loss for the period presented comprises current and deferred income tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current income tax for is based on the local taxable income at the local statutory tax rate enacted or, substantively enacted, at the reporting date and includes any adjustments to tax payable or recoverable with regards to previous periods. Deferred income tax is determined using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using the expected future tax rates enacted or substantively enacted at the reporting date. A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and the Business intends to settle its tax assets and liabilities on a net basis.

(g)	Financial instruments

The Business recognizes financial assets and liabilities on its statement of financial position when it becomes a party to the contract creating the asset or liability.

On initial recognition, all financial assets and liabilities are recorded by the Business at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as FVTPL for which transaction costs are expensed in the period in which they are incurred.

Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Spinout Exploration Business of Curibaya

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

3.	Significant accounting policies (continued)

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

The Business’ financial assets at amortized cost primarily include cash and deposits.

Fair value through other comprehensive income (“FVTOCI”)

Financial assets that meet the following conditions are measured at FVTOCI:

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Business does not have any financial assets classified as FVTOCI.

On initial recognition, the Business may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

Financial assets measured subsequently at fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL.

The Business, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship.

The Business does not have any financial assets classified as FVTPL.

Financial liabilities

Financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest rate method. The effective interest rate method is a method of calculating amortized cost of a financial liability and allocating the interest expense over the related period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

The Spinout Exploration Business of Curibaya

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

3.	Significant accounting policies (continued)

The Business’ financial liabilities at amortized cost primarily include accounts payable and accrued liabilities.

Impairment

The Business recognizes a loss allowance for expected credit losses on its financial assets. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

(h)	Comprehensive loss

Other comprehensive loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive loss comprises net loss and other comprehensive loss. Financial assets that are classified as FVTOCI (none as at December 31, 2019 or 2018) will have gains and losses included in other comprehensive loss. Foreign currency translation differences arising on translation of foreign subsidiaries are also included in other comprehensive loss.

(i)	Earnings per share

The Business’ historical structure is not indicative of its prospective structure since no direct ownership relationship existed among all the various shares comprising the Business. Accordingly, historical earnings per share has not been presented in the carve-out financial statements.

(j)	Changes in accounting standards

New accounting standards effective January 1, 2019—Leases

In January 2016, the IASB published a new accounting standard, IFRS 16—Leases (“IFRS 16”) which superseded IAS 17—Leases. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset during the term of the lease. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.

The adoption of IFRS 16 did not have a material impact on the Business’ financial statements. Due to the seasonality of the Business’ exploration programs, its exploration and other contracts are short-term in nature and therefore are exempt from the recognition provisions of IFRS 16.

New and amended accounting standards not yet effective for the year ended December 31, 2019

In October 2018 the IASB issued narrow-scope amendments to IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not. The amendments, which are effective for annual reporting periods beginning on or after January 1, 2020, clarify the minimum requirements to be a business, remove the assessment of a market participant’s ability to replace missing elements, narrow the definition of outputs, add guidance to assess whether an acquired process is substantive and introduce an optional concentration test to permit a simplified assessment. The adoption of the amended standard will not have an immediate impact on the Business’ financial statements but will be applied in assessing any future business combination and asset acquisition scenarios.

The Spinout Exploration Business of Curibaya

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

4.	Prepaid expenses and deposits

	December 31, 2019	December 31, 2018
Prepaids and deposits related to:
Exploration and evaluation expenditures	$4,676	$—
Mineral property interests	9,790	10,514
Community and surface agreements	188,203	239,297
General, administration, and other	3,855	11,318

	$206,524	$261,129

Current portion	57,943	71,686

Long-term portion	$148,581	$189,443

5.	Equipment

	Cost	Accumulated Depreciation	Carrying Amount
Balance as at December 31, 2017	$46,417	$(8,577)	$37,840

Additions	—	—	—
Depreciation	—	(9,595)	(9,595)
Functional currency translation	4,060	(1,257)	2,803

Balance as at December 31, 2018	$50,477	$(19,429)	$31,048

Additions	—	—	—
Depreciation	—	(9,742)	(9,742)
Functional currency translation	(2,421)	1,136	(1,285)

Balance as at December 31, 2019	$48,056	$(28,035)	$20,021

6.	Mineral property interests

The Business’ porphyry projects, located in southern Peru, are outlined below:

i)	Curibaya

On August 2, 2019, the Business acquired the rights to the Sambalay and Salvador mineral concessions adjacent to its wholly owned Curibaya property in southern Peru. Collectively, the Curibaya project now covers approximately 11,000 hectares and is located 53 km from the provincial capital, Tacna, and 11 km from the regional Incapuquio geological fault.

Under the terms of the mining concession transfer agreement with Wild Acre Metals (Peru) S.A.C., the Business paid US$250,000 on transfer of the concessions in favour of Corisur. The Sambalay concessions are subject to a combined 3% NSR royalty, 0.5% of which is buyable for US$1.0 million. The Salvador concessions are subject to a 2% NSR royalty and a US$2.0 million production payment, payable at the time a production decision is made, and to secure payment of such consideration a legal mortgage is recorded in the registry files of the Salvador concessions.

The Spinout Exploration Business of Curibaya

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

6.	Mineral property interests (continued)

ii)	Huilacollo

On June 2, 2016, the Business acquired the rights to the Huilacollo epithermal property in the Tacna province of southern Peru, which is comprised of 2,000 hectares of hydrothermal alteration. The rights were acquired through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Business may acquire 100% interest (subject to a 1.5% NSR on precious metals buyable for US$2.5 million and a 2.5% NSR on base metals buyable for US$7.0 million) through a combination of work expenditures and cash payments as outlined in the table below. As of May 11, 2019, the Business had completed US$4.5 million of work expenditures under the Huilacollo Option and thus did not satisfy the accumulated work expenditure requirement of US$5.0 million at that date. As permitted by the Huilacollo Option, the Business instead made a cash payment of US$0.25 million equal to 50% of the shortfall at the due date to keep the option in good standing.

Below is a schedule of work expenditures and cash payments required under the agreement of which US$5.0 million in work expenditures has been completed to date

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (May 11, 2016)	Completed	250	—
May 11, 2018	Completed	500	2,000
May 11, 2019	Completed	—	3,000
May 11, 2020[1]	Completed	250	—
May 11, 2021		250	2,000
May 11, 2022		7,500	—

Total		8,750	7,000

(1)

Subsequent to year end on April 3, 2020, the Business declared force majeure under its Huilacollo option as a result of the COVID-19 shutdown in Peru which allowed the Business to defer the option payment that was due May 11, 2020. Force Majeure was lifted on June 5, 2020, due to the Peruvian Government easing COVID-19 restrictions. As a result, the option payment became due in July 2020 and together with the finder’s fee and was paid at that time.

During 2017, the Business acquired the rights to certain mineral claims adjacent to the Huilacollo property known as Andamarca claims and Tacora claims. Under the terms of the acquisition agreements, the Business paid US$0.65 million on transfer of the concessions in favour of Corisur. The Andamarca concession is subject to a 1.5% NSR of which 50% is buyable for US$2.5 million and the Tacora concession is subject to a 0.5% NSR of which 50% is buyable for US$0.5 million

The Spinout Exploration Business of Curibaya

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

6.	Mineral property interests (continued)

For the years ended December 31, 2019 and 2018, the Business’ exploration and evaluation costs are broken down as follows:

	December 31, 2019	December 31, 2018
Assaying	$5,386	$78,473
Exploration drilling	—	256,512
Camp cost, equipment, and field supplies	99,686	555,027
Geological consulting services	119,539	265,028
Geophysical analysis	6,743	—
Permitting, environmental and community costs	448,542	510,982
Expediting and mobilization	1,961	7,251
Salaries and wages	44,724	233,505
Fuel and consumables	9,094	10,356
Aircraft and travel	11,025	62,282
Share-based compensation (Note 7)	222,629	97,414
Depreciation	15,914	15,914

Total	$985,243	$2,092,744

A continuity of the Business’ mineral property expenditures for the years ended December 31, 2019 and 2018 is as follows:

	December 31, 2019	December 31, 2018
Balance, beginning of the year	$2,934,484	$2,102,736
Impairment of acquisition costs	(337,203)	—
Acquisition costs	773,089	650,616
Functional currency translation	(132,820)	181,132

Total	$3,237,550	$2,934,484

On September 26, 2016, the Business announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of the Business’ Huilacollo project. Under the Baños Option, the Business could acquire a 100% interest, subject to a 3.0% NSR, through a combination of work expenditures and cash payments.

Despite the Business acting in good faith in its negotiations with the community, the Business was unable to reach an access agreement with the local community in order to initiate its exploration program on the Baños properties and as such the Business chose to terminate the Baños Option in accordance with the agreement. On February 7, 2020, the Business formally gave notice to the option holder that it was terminating the agreement effective March 8, 2020.

The Business had previously incurred a total of $337,203 (US$256,000) in option fees and other acquisition costs in relation to the Baños del Indio property, all of which were impaired as at December 31, 2019.

The Spinout Exploration Business of Curibaya

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

7.	Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)	Related party transactions

Universal Mineral Services Ltd., (“UMS”) is a private company with certain directors and officers in common with the Parent. Pursuant to an agreement with the Parent dated March 30, 2012 and as amended on December 30, 2015, UMS provides geological, administrative, and financial and transactional advisory services to the Business on an ongoing, cost recovery basis. During the year ended December 31, 2019 the Business incurred $44,724 (2018 – $233,505) of geological services included under wages in exploration and evaluation costs.

Sombrero Minerals S.A.C. (“Sombrero”) is a company under common control by the Parent. Pursuant to the carve-out, during the year ended December 31, 2019, the Business allocated $60,006 (2018 – $39,434) of wage expense, and $29,350 (2018 – $19,738) of office expense to Sombrero relating to costs benefitting Sombrero. Also, during the year ended December 31, 2019, Corisur incurred $4,120 (2018 – $51,821) of mineral property expenditure on Sombrero’s mineral properties on behalf of Auryn.

During the year ended December 31, 2019, $222,629 (2018 – $97,414) of share-based compensation from the Parent was allocated to the Business for carve-out purposes.

The Parent uses the fair value method of accounting for all share-based payments. The fair value of the share-based options granted during the years ended December 31, 2019 and 2018 were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	Year ended December 31, 2019	Year ended December 31, 2018
Risk-free interest rate	1.59%	1.97%
Expected dividend yield	Nil	Nil
Share price volatility	62%	67%
Expected forfeiture rate	0%	0%
Expected life in years	4.33	4.36

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Business’ common shares. The expected forfeiture rate and the expected life in years are based on historical trends

(b)	Related party balances

As at December 31, 2019, $nil (2018—$nil) was included in accounts payable and $nil (2018—$nil) was in prepaids and/or deposits relating to transactions with related parties.

The Spinout Exploration Business of Curibaya

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

8.	Income taxes

(a)	Income tax recovery provision

The reconciliation of the income tax recovery computed at statutory rates to the reported income tax recovery is:

	December 31, 2019	December 31, 2018
Loss before income taxes	$(1,600,833)	$(2,357,394)
Peruvian income tax rates	29.5%	29.5%

Expected income tax recovery	(472,246)	(695,431)
Increase (decrease) in income tax recovery resulting from:
Carve-out allocations without tax basis	59,964	105,088
Non-deductible items and other	142,572	(261,509)
Increase in unrecognized tax asset	269,710	851,852

Income tax recovery	$—	$—

(b)	Significant components of the deferred tax assets and liabilities are:

	December 31, 2019	December 31, 2018
Non-capital losses carried forward	$363,585	$336,204
Equipment	778	551
Mineral property interests	2,132,748	1,897,824
Peruvian VAT Receivable	293,129	285,951

	2,790,240	2,520,530
Unrecognized deferred tax assets	(2,790,240)	(2,520,530)

Net deferred tax balance	$—	$—

(c)	Tax losses

As at December 31, 2019, the Business has Peruvian non-capital losses of approximately $1,232,500 (2018 – $1,139,700), which may be carried forward to reduce taxable income of future years, and which, if unused, expire 2020 through 2023.

9.	Financial instruments

The Business’ financial instruments consist of cash, deposits, accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The following summarizes fair value hierarchy under which the Business’ financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Spinout Exploration Business of Curibaya

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

9.	Financial instruments (continued)

As at December 31, 2019 and 2018 there were no financial instruments measured at fair value.

The Business’ financial instruments are exposed to credit risk, and liquidity risk. As at December 31, 2019 the primary risk was as follows:

Liquidity risk

This is the risk that the Business will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. As at December 31, 2019, the Business has working capital of $68,558 (2018 – $38,018).

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Business is exposed are as follows:

(i)	Foreign currency risk

The Business is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the functional currency of Corisur is USD). As at December 31, 2019 and 2018, the Business’ foreign currency exposure relates primarily to cash, prepaid expenses and deposits, and accounts payable and accrued liabilities that are in majority either USD or Peruvian Soles.

The currency risk exposure for financial instruments denominated in foreign currencies is as follows:

	December 31, 2019	December 31, 2018
Financial assets	$232,439	$292,291
Financial liabilities	(15,300)	(64,830)

Net exposure	$217,139	$227,461

A 10% increase or decrease in either the US dollar or Peruvian Soles exchange rate would not have a material impact on the Business’ net loss.

10.	Capital Management

The Business’ objectives when managing capital are to safeguard the Business’ ability to continue as a going concern in order to pursue acquisition, exploration and development of resource properties, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. The Business manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, entities within the Business may issue new shares or debt, acquire or dispose of assets or adjust the amount of cash and investments. In order to maximize ongoing development efforts, entities within the Business do not pay out dividends, do not have any long-term debt and are not subject to any externally imposed capital requirements.

11.	Subsequent event

On March 15, 2020 the Peruvian government mandated a 15-day lockdown of the country, which was subsequently extended, in response to the COVID-19 pandemic. As a result, the Business had recalled all personnel from the field. On June 17, 2020, the Business resumed operations after receiving approval from the Peruvian government.

SCHEDULE “J-4”

AUDITED FINANCIAL STATEMENTS OF THE SPINOUT EXPLORATION BUSINESS OF SOMBRERO

FOR THE YEAR ENDED DECEMBER 31, 2019

The Spinout Exploration Business of Sombrero

Carve-out Financial Statements

For the years ended December 31, 2019 and 2018

Independent Auditor’s Report

To the Board of Directors of Auryn Resources Inc. (the “Company”)

Opinion

We have audited the financial statements of the carve-out operations related to the Company’s Sombrero property (“Sombrero”) which comprise the carve-out statements of financial position as at December 31, 2019 and 2018, and the carve-out statements of loss and comprehensive loss, changes in net parent investment and cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Sombrero as at December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of Sombrero in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty related to Going Concern

We draw attention to Note 1 in the financial statements, which indicates that Sombrero has a history of losses, incurred a loss for the year of $2.6M during the year ended December 31, 2019 and does not generate cash flows from operations to support its activities. As stated in Note 1, these conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on Sombrero’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing Sombrero’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate Sombrero or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing Sombrero’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sombrero’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on Sombrero’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause Sombrero to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, British Columbia

September 3, 2020

The Spinout Exploration Business of Sombrero

Carve-out Statements of Financial Position

(Expressed in Canadian dollars)

	As at December 31, 2019	As at December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$23,751	$8,482
Prepaid expenses and deposits (Note 4)	76,383	46,864

	100,134	55,346
Non-current assets:
Mineral property interests (Note 5)	1,331,097	1,206,362

Total assets	$1,431,231	$1,261,708

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$43,067	$12,306

Total liabilities	43,067	12,306

Equity:
Net parent investment	1,388,164	1,249,402

Total equity	1,388,164	1,249,402

Total liabilities and equity	$1,431,231	$1,261,708

Going concern (Note 1)

Subsequent events (Note 10)

These carve-out financial statements are authorized for issue by the Board of Directors of Auryn Resources Inc. on September 3, 2020.

They are signed on the Entity’s behalf by:

/s/ Shawn Wallace Chief Executive Officer	/s/ Steve Cook Director

The accompanying notes form an integral part of these carve-out financial statements.

The Spinout Exploration Business of Sombrero

Carve-out Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

	Year ended December 31, 2019	Year ended December 31, 2018
Operating expenses:
Exploration and evaluation costs (Note 5)	$2,457,466	$1,952,858
Fees, salaries and other employee benefits	74,494	39,434
Legal and professional fees	12,295	7,321
Office and administration	42,795	30,780

	2,587,050	2,030,393
Other expenses (income)
Foreign exchange loss, net	9,731	9,627

Loss for the year	$2,596,781	$2,040,020

Other comprehensive loss (income)
Unrealized currency loss (gain) on translation	50,949	(50,582)

Comprehensive loss for the year	$2,647,730	$1,989,438

The accompanying notes form an integral part of these carve-out financial statements.

The Spinout Exploration Business of Sombrero

Carve-out Statements of Cash Flows

(Expressed in Canadian dollars)

	Year ended December 31, 2019	Year ended December 31, 2018
Operating activities:
Loss for the year	$(2,596,781)	$(2,040,020)
Non-cash transactions:
Exploration and evaluation credit (Note 6)	(4,120)	(51,821)
Share-based compensation (Notes 5 and 6)	562,378	90,990
Changes in non-cash working capital:
Prepaid expenses and deposits	(29,519)	(32,379)
Accounts payable and accrued liabilities	30,761	12,276

Cash used in operating activities	(2,037,281)	(2,020,954)

Investing activities:
Purchase of mineral property	(171,564)	(689,846)

Cash used in investing activities	(171,564)	(689,846)

Financing activities:
Contributions from parent	2,224,114	2,709,481

Cash provided by financing activities	2,224,114	2,709,481

Decrease in cash	15,269	(1,319)
Cash, beginning of the year	8,482	9,801

Cash, end of the year	$23,751	$8,482

The accompanying notes form an integral part of these carve-out financial statements.

The Spinout Exploration Business of Sombrero

Carve-out Statements of Changes in Net Parent Investment

(Expressed in Canadian dollars)

	December 31, 2019	December 31, 2018
Balance, beginning of the year	$(1,249,402)	$(438,369)
Cash contributions from parent	(2,224,114)	(2,709,481)
Non-cash contributions from parent	(562,378)	(90,990)
Net loss	2,596,781	2,040,020
Other comprehensive loss (income)	50,949	(50,582)

Balance, end of the year	$(1,388,164)	$(1,249,402)

The accompanying notes form an integral part of these carve-out financial statements.

The Spinout Exploration Business of Sombrero

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

1.	Arrangement agreement, nature of operations, and going concern

On July 29, 2020, Auryn Resources Inc. (“Auryn”) and Eastmain Resources Inc. (“Eastmain”) announced their desire to effect a corporate business combination to combine their Canadian mineral businesses provided that Auryn first distributes to its shareholders the common shares of two recently formed British Columbia subsidiaries, including 1258618 B.C. Ltd. (“Spinco”) by way of a plan of arrangement (the “Plan of Arrangement”). Pursuant to the Plan of Arrangement, Spinco will own the shares of the Peruvian subsidiary Sombrero Minerales, S.A.C. and any other assets and liabilities of the Sombrero business (“Sombrero” or the “Business”), a wholly owned subsidiary of Auryn. The Plan of Arrangement is subject to court and shareholder approval, and various other conditions.

These carve-out financial statements (the “carve-out financial statements”) are prepared for inclusion in Auryn’s Management Information Circular in connection with the Plan of Arrangement described above. Management believes the assumptions and allocations underlying the carve-out financial statements are reasonable and appropriate. The expenses and allocations have been determined on a basis considered by Auryn to be a reasonable reflection of the utilization of services provided to or the benefit received by the Auryn subsidiaries for the years presented. Therefore, these carve-out financial statements are not necessarily indicative of the results that would be attained if the Business had operated as a separate legal entity during the periods presented and are not necessarily indicative of future operating results.

The Business’ primary asset is its Sombrero copper-gold project located in Southern Peru, which covers approximately 130,000 hectares acquired through a combination of staking and option agreement as outlined in Note 5. The Business has not yet determined whether the property contains mineral reserves where extraction is both technically feasible and commercially viable. The Business operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties in Peru.

The Business has incurred operating losses to date and does not generate cash flows from operations to support its activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration and development of its mineral properties. The ability to continue as a going concern remains dependent upon its ability to obtain the financing necessary to continue to fund its mineral properties through intercompany loans from the ultimate parent company, the realization of future profitable production, proceeds from the disposition of its mineral interests, and/or other sources. These conditions create a material uncertainty that may cast significant doubt about the Business’ ability to continue as a going concern.

These carve-out financial statements do not give effect to adjustments to the carrying values and classification of assets and liabilities that would be necessary should the Business be unable to continue as a going concern. Such adjustments could be material.

2.	Basis of presentation

(a)	Statement of compliance

These carve-out financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS include International Accounting Standards (“IAS”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

These carve-out financial statements were approved and authorized for issuance on September 3, 2020, by the Board of Directors.

The Spinout Exploration Business of Sombrero

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

2.	Basis of presentation (continued)

(b)	Basis of measurement

These carve-out financial statements include the accounts of Sombrero and all assets, liabilities, transactions and costs incurred by Auryn (and its subsidiaries) that are specifically identifiable with Sombrero. The Business’ ultimate parent (the “Parent”), pursuant to these carve-out financial statements, is Auryn. The assets and liabilities in the carve-out financial statements have been presented on a historical cost basis, as immediately prior to the transfer all of the assets and liabilities presented are controlled by the Parent and will be transferred to the Business at carrying value. The financial statements represent a carve-out of the assets, liabilities, revenues, expenses, and cash flows of the business that will be contributed to the Business. All intercompany balances, transactions, including income and expenses arising from intercompany transactions are eliminated in preparing the carve-out financial statements.

These carve-out financial statements are for the periods from January 1, 2018 to December 31, 2018, and January 1, 2019 to December 31, 2019, which is the period during which Sombrero was wholly owned by Auryn.

(c)	Critical accounting judgments and estimates

The preparation of carve-out financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the carve-out financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, that have the most significant effect on the amounts recognized in the carve-out financial statements are as follows:

i.	Functional currency

The functional currency for the Business is the currency of the primary economic environment in which the entity operates. The Business has determined the functional currency to be United States dollar (“USD”). Determination of functional currency may involve certain judgments to determine the primary economic environment and the Business reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

ii.	Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that the acquisition of mineral properties and related costs incurred, which have been recognized on the carve-out statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

iii.	Indications of impairment of assets

Impairment testing is done at the cash generating unit level and judgment is involved in assessing whether there is any indication that an asset or a cash generating unit may be impaired. The

The Spinout Exploration Business of Sombrero

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

2.	Basis of presentation (continued)

assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties and the results of exploration and evaluation to date.

iv.	Income taxes

The provision for income taxes and composition of income tax assets and liabilities require management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Business’ transactions.

v.	Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty and changes in circumstances may alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

3.	Significant accounting policies

(a)	Foreign currency translation

The carve-out financial statements of the Business are prepared in its functional currency determined on basis of the primary economic environment in which such entities operate. The presentation currency of the Business is the Canadian dollar while the functional currency is USD. Amounts in these carve-out financial statements denominated in USD are denoted as US$.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. At each reporting date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates and non-monetary items measured at historical cost are translated into the entity’s functional currency at rates in effect at the date the transaction took place.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are included in the carve-out statements of loss and comprehensive loss for the period in which they arise.

(b)	Cash and cash equivalents

Cash and cash equivalents consist of highly liquid short-term investments that are readily convertible to cash and have maturities with terms of less than ninety days and/or with original maturities over ninety days but redeemable on demand without penalty. As at December 31, 2019 and 2018, the Business did not have any cash equivalents.

The Spinout Exploration Business of Sombrero

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

3.	Significant accounting policies (continued)

(c)	Mineral property interests and exploration expenditures

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. The Business has investigated title to all of its mineral properties and, to the best of its knowledge title to all of its properties is in good standing.

The Business accounts for mineral property interests in accordance with IFRS 6 – Exploration for and evaluation of mineral properties (“IFRS 6”).

Costs directly related to acquiring the legal right to explore a mineral property including acquisition of licenses, mineral rights, and similar acquisition costs are recognized and capitalized as mineral property interests. Acquisition costs incurred in obtaining the legal right to explore a mineral property are deferred until the legal right is granted and thereon reclassified to mineral property interests. Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation activities, including but not limited to researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling, payments made to contractors and consultants in connection with the exploration and evaluation of the property, are expensed as exploration costs in the period in which they occur.

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed as administrative costs in the period in which they occur.

As the Business currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to exploration and evaluation costs.

When a project is deemed to no longer have commercially viable prospects to the Business, all capitalized acquisition costs in respect of that project are deemed to be impaired. As a result, those costs, in excess of the estimated recoverable amount, are written off to the statement of loss and comprehensive loss.

The Business assesses mineral property interests for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use.

Once the technical feasibility and commercial viability of extracting the mineral resources has been determined, the property is considered to be a mine under development at which point the assets and further related costs no longer fall under the guidance of IFRS 6.

(d)	Impairment of non-financial assets

At each reporting date, the Business reviews the carrying amounts of its assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Business estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an

The Spinout Exploration Business of Sombrero

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

3.	Significant accounting policies (continued)

indication that the asset may be impaired. An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized immediately in the statement of loss and comprehensive loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal of impairment is recognized in the statement of loss and comprehensive loss.

(e)	Income taxes

Income tax reported in the statement of loss and comprehensive loss for the period presented comprises current and deferred income tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current income tax for is based on the local taxable income at the local statutory tax rate enacted or, substantively enacted, at the reporting date and includes any adjustments to tax payable or recoverable with regards to previous periods. Deferred income tax is determined using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using the expected future tax rates enacted or substantively enacted at the reporting date. A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and the Business intends to settle its tax assets and liabilities on a net basis.

(f)	Financial instruments

The Business recognizes financial assets and liabilities on its statement of financial position when it becomes a party to the contract creating the asset or liability.

On initial recognition, all financial assets and liabilities are recorded by the Business at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as FVTPL for which transaction costs are expensed in the period in which they are incurred.

The Spinout Exploration Business of Sombrero

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

3.	Significant accounting policies (continued)

Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

The Business’ financial assets at amortized cost primarily include cash and deposits.

Fair value through other comprehensive income (“FVTOCI”)

Financial assets that meet the following conditions are measured at FVTOCI:

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Business does not have any financial assets classified as FVTOCI.

On initial recognition, the Business may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

Financial assets measured subsequently at fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL.

The Business, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship.

The Business does not have any financial assets classified as FVTPL.

The Spinout Exploration Business of Sombrero

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

3.	Significant accounting policies (continued)

Financial liabilities

Financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest rate method. The effective interest rate method is a method of calculating amortized cost of a financial liability and allocating the interest expense over the related period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

The Business’ financial liabilities at amortized cost primarily include accounts payable and accrued liabilities.

Impairment

The Business recognizes a loss allowance for expected credit losses on its financial assets. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

(g)	Comprehensive loss

Other comprehensive loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive loss comprises net loss and other comprehensive loss. Financial assets that are classified as FVTOCI (none as at December 31, 2019 or 2018) will have gains and losses included in other comprehensive loss. Foreign currency translation differences arising on translation of foreign subsidiaries are also included in other comprehensive loss.

(h)	Earnings per share

The Business’ historical structure is not indicative of its prospective structure since no direct ownership relationship existed among all the various shares comprising the Business. Accordingly, historical earnings per share has not been presented in the carve-out financial statements.

(i)	Changes in accounting standards

New accounting standards effective January 1, 2019 – Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases (“IFRS 16”) which superseded IAS 17 – Leases. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset during the term of the lease. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.

The adoption of IFRS 16 did not have a material impact on the Business’ financial statements. Due to the seasonality of the Business’ exploration programs, its exploration and other contracts are short-term in nature and therefore are exempt from the recognition provisions of IFRS 16.

The Spinout Exploration Business of Sombrero

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

3.	Significant accounting policies (continued)

New and amended accounting standards not yet effective for the year ended December 31, 2019

In October 2018 the IASB issued narrow-scope amendments to IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not. The amendments, which are effective for annual reporting periods beginning on or after January 1, 2020, clarify the minimum requirements to be a business, remove the assessment of a market participant’s ability to replace missing elements, narrow the definition of outputs, add guidance to assess whether an acquired process is substantive and introduce an optional concentration test to permit a simplified assessment. The adoption of the amended standard will not have an immediate impact on the Business’ financial statements but will be applied in assessing any future business combination and asset acquisition scenarios.

4.	Prepaid expenses and deposits

	December 31, 2019	December 31, 2018
Prepaids and deposits related to:
Exploration and evaluation expenditures	$12,988	$—
Mineral property interests	59,100	3,447
Community and surface agreements	4,295	43,417

Total prepaid expenses and deposits	$76,383	$46,864

5.	Mineral property interests

The Sombrero copper-gold project, located in southern Peru, covers approximately 130,000 hectares acquired through a combination of staking and option agreements which are outlined below:

i)	Alturas Option

On June 28, 2016, the Business entered into an option agreement (the “Alturas Option”) with Alturas Minerals Corp (“Alturas”) to acquire an 80% or 100% interest in the Sombrero concessions held by Alturas. In order to exercise the Alturas Option and acquire an 80% interest in the project, the Business must incur US$2.1 million in work expenditures within a five-year period. As of December 31, 2019, the Business has incurred US$1.7 million in work expenditures and made cash payments totaling US$0.2 million to Alturas. Upon the Business’ completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a 80:20 Joint Venture. For a period of one year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Business shall have a right to acquire the Alturas 20% interest for US$5.0 million. Subsequent to year end, the parties agreed to amend the purchase price for the remaining 20% interest in the Sombrero claims (see Note 10).

The Spinout Exploration Business of Sombrero

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

5.	Mineral property interests (continued)

ii)	Mollecruz Option

On June 22, 2018, the Business entered an option agreement (the “Mollecruz Option”) giving the Business the right to acquire a 100% interest in the Mollecruz concessions which are located in the northern area of the Sombrero project. Under the Mollecruz Option, the Business may acquire a 100% interest, subject to a 0.5% Net Smelter Royalty (“NSR”), through a combination of work expenditures and cash payments as detailed below.

Due Dates	Payment & Work Expenditure Status		Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (June 22, 2018)	Completed		$50	$—
June 22, 2019 [1]	Deferred	[1]	50	150
June 22, 2020 [1]	Deferred	[1]	100	150
June 22, 2021 [1]			200	500
June 22, 2022 [1]			300	700
June 22, 2023 [1]			900	1,500

Total			$1,600	$3,000

(1)

Effective May 20, 2019, the Business formally declared the existence of a force majeure event under the Mollecruz Option thereby deferring the Business’ obligation to make the June 22, 2019 property payment and any subsequent property payments and work expenditures for a maximum of 24 months from the declaration date. To date, the Business has not been able to reach an access agreement with the local community in order to commence work in the region but has continued to have open communications with the community and continues to negotiate in good faith to obtain access to the property.

iii)	Aceros Option

On December 13, 2018, the Business entered a series of agreements (the “Aceros Option”) with Corporacion Aceros Arequipa S.A. (“Aceros”) giving the Business the right to option three key mineral concessions located within the Business’ Sombrero project. If the Aceros Option is exercised, a joint venture would be formed in which the Business would hold an 80% interest (Aceros – 20%). The joint venture would combine the 530 hectare Aceros concessions plus 4,600 hectares of the Business’ Sombrero land position.

Below is a schedule of work expenditures and cash payments required under the agreement of which US$0.3 million in work expenditures has been completed to date.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (December 13, 2018)	Completed	$140	$—
December 13, 2019	Completed	60	150
December 13, 2020		250	500
December 13, 2021		350	1,500
December 13, 2022		—	3,000

Total		$800	$5,150

The Spinout Exploration Business of Sombrero

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

5.	Mineral property interests (continued)

For the years ended December 31, 2019 and 2018, the Business’ exploration and evaluation costs are broken down as follows:

	December 31, 2019	December 31, 2018
Assaying	$69,377	$92,493
Camp cost, equipment, and field supplies	139,157	203,914
Geological consulting services	449,176	679,808
Geophysical analysis	11,582	212,201
Permitting, environmental and community costs	701,564	404,997
Expediting and mobilization	29,957	27,341
Salaries and wages	382,714	172,834
Fuel and consumables	13,300	11,303
Aircraft and travel	98,261	56,977
Share-based compensation (Note 6)	562,378	90,990

Total	$2,457,466	$1,952,858

A continuity of the Business’ mineral property expenditures for the years ended December 31, 2019 and 2018 is as follows:

	December 31, 2019	December 31, 2018
Balance, beginning of the year	$1,206,362	$414,113
Acquisition costs	175,684	741,667
Functional currency translation	(50,949)	50,582

Total	$1,331,097	$1,206,362

6.	Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)	Related party transactions

Universal Mineral Services Ltd., (“UMS”) is a private company with certain directors and officers in common with the Parent. Pursuant to an agreement with the Parent dated March 30, 2012 and as amended on December 30, 2015, UMS provides geological, administrative, and financial and transactional advisory services to the Business on an ongoing, cost recovery basis. During the year ended December 31, 2019 the Business incurred $351,836 (2018 – $172,834) of geological services included under wages in exploration and evaluation costs.

Corisur Peru SAC (“Corisur”) is a company under common control by the Parent. Pursuant to the carve-out, during the year ended December 31, 2019, the Business was allocated $60,006 (2018 – $39,434) of wage expense, and $29,350 (2018 – $19,738) of office expense from Corisur relating to costs benefitting the Business. Also, during the year ended December 31, 2019, Corisur incurred $4,120 (2018 – $51,821) of mineral property expenditure on the Business’ mineral property. The expenditure credit was included under permitting in exploration and evaluation costs.

The Spinout Exploration Business of Sombrero

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

6.	Related party balances and transactions (continued)

During the year ended December 31, 2019, $562,378 (2018 – $90,990) of share-based compensation from the Parent was allocated to the Business for carve-out purposes.

The Parent uses the fair value method of accounting for all share-based payments. The fair value of the share-based options granted during the years ended December 31, 2019 and 2018 were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	Year ended December 31, 2019	Year ended December 31, 2018
Risk-free interest rate	1.59%	1.97%
Expected dividend yield	Nil	Nil
Share price volatility	62%	67%
Expected forfeiture rate	0%	0%
Expected life in years	4.33	4.36

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Business’ common shares. The expected forfeiture rate and the expected life in years are based on historical trends

(b)	Related party balances

As at December 31, 2019, $nil (2018 – $nil) was included in accounts payable and $30,000 (2018 – $nil) was in prepaids and deposits relating to transactions with related parties.

7.	Income taxes

(a)	Income tax recovery provision

The reconciliation of the income tax recovery computed at statutory rates to the reported income tax recovery is:

	December 31, 2019	December 31, 2018
Loss before income taxes	$(2,596,781)	$(2,040,020)
Peruvian income tax rates	29.5%	29.5%

Expected income tax recovery	(766,050)	(601,806)
Increase (decrease) in income tax recovery resulting from:
Carve-out allocations without tax basis	330,950	140,810
Non-deductible items and other	49,556	(42,777)
Increase in unrecognized tax asset	385,544	503,773

Income tax recovery	$—	$—

The Spinout Exploration Business of Sombrero

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

7.	Income taxes (continued)

(b)	Significant components of the deferred tax assets and liabilities are:

	December 31, 2019	December 31, 2018
Non-capital losses carried forward	$6,252	$19,500
Mineral property interests	876,886	517,945
Peruvian VAT Receivable	108,785	68,934

	991,923	606,379
Unrecognized deferred tax assets	(991,923)	(606,379)

Net deferred tax balance	$—	$—

(c)	Tax losses

As at December 31, 2019, the Business has Peruvian non-capital losses of approximately $21,200 (2018 – $66,100), which may be carried forward to reduce taxable income of future years, and which, if unused, expire in 2022.

8.	Financial instruments

The Business’ financial instruments consist of cash, deposits, accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The following summarizes fair value hierarchy under which the Business’ financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

As at December 31, 2019 and 2018 there were no financial instruments measured at fair value.

The Business’ financial instruments are exposed to credit risk, and liquidity risk. As at December 31, 2019 the primary risk was as follows:

Liquidity risk

This is the risk that the Business will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. As at December 31, 2019, the Business has working capital of $57,067 (2018 – $43,040).

The Spinout Exploration Business of Sombrero

Notes to the Carve-out Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2019 and 2018

8.	Financial instruments (continued)

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Business is exposed are as follows:

(i)	Foreign currency risk

The Business is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the functional currency of Sombrero is the US dollar). As at December 31, 2019 and 2018, the Business’ foreign currency exposure relates primarily to cash, prepaid expenses and deposits, and accounts payable and accrued liabilities that are in majority either US dollars or Peruvian Soles.

The currency risk exposure for financial instruments denominated in foreign currencies is as follows:

	December 31, 2019	December 31, 2018
Financial assets	$100,134	$55,346
Financial liabilities	(43,067)	(12,306)

Net exposure	$57,067	$43,040

A 10% increase or decrease in either the US dollar or Peruvian Soles exchange rate would not have a material impact on the Business’ net loss.

9.	Capital Management

The Business’ objectives when managing capital are to safeguard the Business’ ability to continue as a going concern in order to pursue acquisition, exploration and development of resource properties, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. The Business manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, entities within the Business may issue new shares or debt, acquire or dispose of assets or adjust the amount of cash and investments. In order to maximize ongoing development efforts, entities within the Business do not pay out dividends, do not have any long-term debt and are not subject to any externally imposed capital requirements.

10.	Subsequent events

On March 15, 2020, the Peruvian government mandated a 15-day lockdown of the country, which was subsequently extended, in response to the COVID-19 pandemic. As a result, the Business had recalled all personnel from the field. On June 17, 2020, the Business resumed operations after receiving approval from the Peruvian government.

On August 31, 2020, Sombero completed the purchase from Alturas of the six Sombrero copper-gold project concessions in southern Peru (claims 1-6). The purchase was completed by amending and accelerating the exercise of a 2016 option agreement. The final option payment of US$5,000,000 in favor of Alturas was reduced to C$4,004,120 in consideration of early exercise of the option and will be paid through the issuance of 1,100,000 Auryn common shares at C$2.90 and a cash payment of C$814,120.

SCHEDULE “J-5”

UNAUDITED FINANCIAL STATEMENTS OF CARVE-OUT CURIBAYA

The Spinout Exploration Business of Curibaya

Condensed Interim Carve-out Financial Statements

For the three and six months ended June 2020 and 2019

(Unaudited)

The Spinout Exploration Business of Curibaya

Condensed Interim Carve-out Statements of Financial Position

(Unaudited – Expressed in Canadian dollars)

	As at June 30, 2020	As at December 31, 2019
Assets

Current assets:
Cash and cash equivalents	$131,900	$25,915
Prepaid expenses and deposits (Note 4)	66,410	57,943

	198,310	83,858
Non-current assets:
Prepaid expenses and deposits (Note 4)	135,116	148,581
Equipment (Note 5)	16,013	20,021
Mineral property interests (Note 6)	3,371,774	3,237,550

Total assets	$3,721,213	$3,490,010

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities	$28,463	$15,300

Total liabilities	28,463	15,300

Equity:
Net parent investment	3,692,750	3,474,710

Total equity	3,692,750	3,474,710

Total liabilities and equity	$3,721,213	$3,490,010

Going concern (Note 1)

The accompanying notes form an integral part of these condensed interim carve-out financial statements.

The Spinout Exploration Business of Curibaya

Condensed Interim Carve-out Statements of Loss and Comprehensive Loss

(Unaudited – in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Operating expenses:
Exploration and evaluation costs (Note 6)	$171,273	$466,909	$455,838	$531,240
Fees, salaries and other employee benefits	56,672	40,924	110,673	79,543
Legal and professional fees	18,531	20,272	30,428	38,994
Office and administration	9,362	6,489	29,312	12,876

	255,838	534,594	626,251	662,653
Other expenses
Foreign exchange loss, net	936	1,734	2,307	2,568

Loss for the period	$256,774	$536,328	$628,558	$665,221

Other comprehensive loss (income)
Unrealized currency loss (gain) on translation	116,034	60,034	(134,996)	109,680

Comprehensive loss for the period	$372,808	$596,362	$493,562	$774,901

The accompanying notes form an integral part of these condensed interim carve-out financial statements.

The Spinout Exploration Business of Curibaya

Condensed Interim Carve-out Statements of Cash Flows

(Unaudited – Expressed in Canadian dollars)

	Six months ended June 30, 2020	Six months ended June 30, 2019
Operating activities:
Loss for the period	$(628,558)	$(665,221)
Non-cash transactions:
Share-based compensation (Note 6 and 7)	61,085	136,959
Depreciation (Notes 5 and 6)	11,492	12,752
Changes in non-cash working capital:
Prepaid expenses and deposits	4,998	(16,340)
Accounts payable and accrued liabilities	13,163	(31,117)

Cash used in operating activities	(537,820)	(562,967)

Investing activities:
Purchase of mineral property	(232)	(343,930)

Cash used in investing activities	(232)	(343,930)

Financing activities:
Advances from parent	644,037	904,486

Cash provided by financing activities	644,037	904,486

Decrease in cash	105,985	(2,411)
Cash, beginning of the period	25,915	31,162

Cash, end of the period	$131,900	$28,751

The accompanying notes form an integral part of these condensed interim carve-out financial statements.

The Spinout Exploration Business of Curibaya

Condensed Interim Carve-out Statements of Changes in Net Parent Investment

(Unaudited – Expressed in Canadian dollars)

	Six months ended June 30, 2020	Six months ended June 30, 2019
Balance, beginning of period	$(3,474,710)	$(3,192,993)
Cash contributions from parent	(644,037)	(904,486)
Non-cash contributions from parent	(67,565)	(144,828)
Net loss	628,558	665,221
Other comprehensive loss (income)	(134,996)	109,680

Balance, end of period	$(3,692,750)	$(3,467,406)

The accompanying notes form an integral part of these condensed interim carve-out financial statements.

The Spinout Exploration Business of Curibaya

Notes to the Condensed Interim Carve-out Financial Statements

(Unaudited – Expressed in Canadian dollars)

Periods ended June 30, 2020 and 2019

1.	Arrangement agreement, nature of operations, and going concern

On July 29, 2020, Auryn Resources Inc. (“Auryn”) and Eastmain Resources Inc. (“Eastmain”) announced their desire to effect a corporate business combination to combine their Canadian mineral businesses provided that Auryn first distributes to its shareholders the common shares of two recently formed British Columbia subsidiaries, including 1258620 B.C. Ltd. (“Curibaya”) by way of a plan of arrangement (the “Plan of Arrangement”). Pursuant to the Plan of Arrangement, Curibaya will own the shares of the Peruvian subsidiary Corisur Peru, S.A.C. and any other assets and liabilities of the Corisur business (“Corisur” or the “Business”), a wholly owned subsidiary of Auryn. The Plan of Arrangement is subject to court and shareholder approval, and various other conditions.

These condensed interim carve-out financial statements (the “interim carve-out financial statements”) are prepared for inclusion in Auryn’s Management Information Circular in connection with the Plan of Arrangement described above. Management believes the assumptions and allocations underlying the interim carve-out financial statements are reasonable and appropriate. The expenses and allocations have been determined on a basis considered by Auryn to be a reasonable reflection of the utilization of services provided to or the benefit received by the Auryn subsidiaries for the periods presented. Therefore, these interim carve-out financial statements are not necessarily indicative of the results that would be attained if the Business had operated as a separate legal entity during the periods presented and are not necessarily indicative of future operating results.

The Business’ primary asset is the Curibaya porphyry property in Southern Peru, which was staked by the Business in 2016 which covers approximately 11,000 hectares and is located 48km from the provincial capital of Tacna and is accessible by road (see Note 6). The Business has not yet determined whether the property contains mineral reserves where extraction is both technically feasible and commercially viable. The Business operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties in Peru.

In 2020, the global outbreak of coronavirus (COVID-19) resulted in changes in global supply and demand of certain mineral and energy products. These changes, including a potential economic downturn and any potential resulting direct and indirect negative impact to the Business cannot be determined, but they could have a potential material impact to the Business’ project exploration activities, cash flows and liquidity.

On March 15, 2020, the Peruvian government mandated a 15-day lockdown of the country, which was subsequently extended, in response to the COVID-19 pandemic. As a result, the Business had recalled all personnel from the field. On June 17, 2020, the Business resumed operations after receiving approval from the Peruvian government. Further restrictions on gatherings, work and access to remote communities near the Business’ project may continue also impact the Business’ ability to perform exploration activities at the project.

The Business has incurred operating losses to date and does not generate cash flows from operations to support its activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration and development of its mineral properties. The ability to continue as a going concern remains dependent upon its ability to obtain the financing necessary to continue to fund its mineral properties through intercompany loans from the ultimate parent company, the realization of future profitable production, proceeds from the disposition of its mineral interests, and/or other sources. These conditions create a material uncertainty that may cast significant doubt about the Business’ ability to continue as a going concern.

The Spinout Exploration Business of Curibaya

Notes to the Condensed Interim Carve-out Financial Statements

(Unaudited – Expressed in Canadian dollars)

Periods ended June 30, 2020 and 2019

1.	Arrangement agreement, nature of operations, and going concern (continued)

These interim carve-out financial statements do not give effect to adjustments to the carrying values and classification of assets and liabilities that would be necessary should the Business be unable to continue as a going concern. Such adjustments could be material.

2.	Basis of presentation

(a)	Statement of compliance and basis of presentation

These interim carve-out financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These interim carve-out financial statements should be read in conjunction with the Business’ audited carve-out financial statements as at and for the year ended December 31, 2019 as some disclosures from the annual carve-out financial statements have been condensed or omitted.

These interim carve-out financial statements include the accounts of Corisur, Magma Minerals S.A.C (“Magma”). and all assets, liabilities, transactions and costs incurred by Auryn (and its subsidiaries) that are specifically identifiable with Corisur and Magma. The Business’ ultimate parent (the “Parent”), pursuant to these interim carve-out financial statements, is Auryn. All intercompany balances, transactions, including income and expenses arising from intercompany transactions are eliminated in preparing the interim carve-out financial statements.

These interim carve-out financial statements are for the periods from January 1, 2019 to June 30, 2019, and January 1, 2020 to June 30, 2020, which is the period during which Corisur and Magna were wholly owned by Auryn.

These interim carve-out financial statements were approved and authorized for issuance on September 3 2020, by the Board of Directors.

3.	Significant accounting policies, estimates and judgements

The preparation of condensed interim carve-out financial statements in conformity with IAS 34 requires management to select accounting policies and make estimates and judgments that may have a significant impact on the interim carve-out financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates. Revisions to estimates and the resulting impacts on the carrying amounts of the Business’ assets and liabilities are accounted for prospectively.

The accounting policies followed to prepare these interim carve-out financial statements are the same as those disclosed in Note 3 of the Business’ most recent audited carve-out financial statements for the year ended December 31, 2019, except as follows:

•	Amendments to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors:

The amendments are intended to clarify the definition of material in IAS 1 and not intended to alter the underlying concept of materiality in IFRS standards. The concept of ‘obscuring’ material information with immaterial information has been included as part of the new definition. The threshold for materiality influencing users has been changed from “could influence” to “could reasonably be expected to influence”.

The Spinout Exploration Business of Curibaya

Notes to the Condensed Interim Carve-out Financial Statements

(Unaudited – Expressed in Canadian dollars)

Periods ended June 30, 2020 and 2019

3.	Significant accounting policies, estimates and judgements (continued)

The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term “material” to ensure consistency.

The Business adopted the amendments to IAS 1 and IAS 8 effective January 1, 2020, which did not have a material impact on the Business’ unaudited interim carve-out financial statements

•	Amendments to International Financial Reporting Standards (“IFRS”) 3 – Business Combinations

In October 2018 the IASB issued narrow-scope amendments to IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not. The amendments, which are effective for annual reporting periods beginning on or after January 1, 2020, clarify the minimum requirements to be a business, remove the assessment of a market participant’s ability to replace missing elements, narrow the definition of outputs, add guidance to assess whether an acquired process is substantive and introduce an optional concentration test to permit a simplified assessment.

The adoption of the amended standard did not have an immediate impact on the Business’ interim financial statements but will be applied in assessing any future business combination and asset acquisition scenarios.

•	Amendments to IFRS 16 Leases

To provide practical relief to lessees in accounting for rent concessions arising as a result of COVID-19 the International Accounting Standards Board (“IASB”) proposed an amendment to IFRS 16 which provide lessees with a practical expedient that relieves a lessee from assessing whether a COVID-19-related rent concession is a lease modification. The amendment is effective for annual reporting periods beginning on or after June 1, 2020, with earlier application permitted. This amendment did not have a significant impact to the Business’ financial statements as the Business has not received any COVID-19 related rent concessions as of the date of these financial statements.

4.	Prepaid expenses and deposits

	June 30, 2020	December 31, 2019
Prepaids and deposits related to:
Exploration and evaluation expenditures	$4,906	$4,676
Mineral property interests	15,522	9,790
Community and surface agreements	176,690	188,203
General, administration, and other	4,408	3,855

	$201,526	$206,524

Current portion	66,410	57,943

Long-term portion	$135,116	$148,581

The Spinout Exploration Business of Curibaya

Notes to the Condensed Interim Carve-out Financial Statements

(Unaudited – Expressed in Canadian dollars)

Periods ended June 30, 2020 and 2019

5.	Equipment

	Cost	Accumulated Depreciation	Carrying Amount
Balance as at December 31, 2018	$50,477	$(19,429)	$31,048

Additions	—	—	—
Depreciation	—	(9,742)	(9,742)
Functional currency translation	(2,421)	1,136	(1,285)

Balance as at December 31, 2019	$48,056	$(28,035)	$20,021

Additions	—	—	—
Depreciation	—	(5,012)	(5,012)
Functional currency translation	2,368	(1,364)	1,004

Balance as at June 30, 2020	$50,424	$(34,411)	$16,013

During the three and six months ended June 30, 2020, the Business recorded $2,506 and $2,506, respectively (three and six months ended June 30, 2019 – $2,441 and $2,442, respectively) of depreciation was recorded within camp cost, equipment and supplies under exploration and evaluation costs in the statement of loss and comprehensive loss.

6.	Mineral property interests

The Business’ porphyry projects, located in southern Peru, are outlined below:

i)	Curibaya

On August 2, 2019, the Business acquired the rights to the Sambalay and Salvador mineral concessions adjacent to its wholly owned Curibaya property in southern Peru. Collectively, the Curibaya project now covers approximately 11,000 hectares and is located 53 km from the provincial capital, Tacna, and 11 km from the regional Incapuquio geological fault.

Under the terms of the mining concession transfer agreement with Wild Acre Metals (Peru) S.A.C., the Business paid US$250,000 on transfer of the concessions in favour of Corisur. The Sambalay concessions are subject to a combined 3% NSR royalty, 0.5% of which is buyable for US$1.0 million. The Salvador concessions are subject to a 2% NSR royalty and a US$2.0 million production payment, payable at the time a production decision is made, and to secure payment of such consideration a legal mortgage is recorded in the registry files of the Salvador concessions.

ii)	Huilacollo

On June 2, 2016, the Business acquired the rights to the Huilacollo epithermal property in the Tacna province of southern Peru, which is comprised of 2,000 hectares of hydrothermal alteration. The rights were acquired through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Business may acquire 100% interest (subject to a 1.5% NSR on precious metals buyable for US$2.5 million and a 2.5% NSR on base metals buyable for US$7.0 million) through a combination of work expenditures and cash payments as outlined in the table below. As of May 11, 2019, the Business had completed US$4.5 million of work expenditures under the Huilacollo Option and thus did not satisfy the accumulated work expenditure requirement of US$5.0 million at that date. As permitted by the Huilacollo Option, the Business instead made a cash payment of US$0.25 million equal to 50% of the shortfall at the due date to keep the option in good standing.

The Spinout Exploration Business of Curibaya

Notes to the Condensed Interim Carve-out Financial Statements

(Unaudited – Expressed in Canadian dollars)

Periods ended June 30, 2020 and 2019

6.	Mineral property interests (continued)

Below is a schedule of work expenditures and cash payments required under the agreement of which US$5.0 million in work expenditures has been completed to date

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (May 11, 2016)	Completed	250	—
May 11, 2018	Completed	500	2,000
May 11, 2019	Completed	—	3,000
May 11, 2020[1]	Completed	250	—
May 11, 2021		250	2,000
May 11, 2022		7,500	—

Total		8,750	7,000

(1)

On April 3, 2020, the Business declared force majeure under its Huilacollo option as a result of the COVID-19 shutdown in Peru which allowed the Business to defer the option payment that was due May 11, 2020. Force Majeure was lifted on June 5, 2020, due to the Peruvian Government easing COVID-19 restrictions. As a result, the option payment became due in July 2020 and together with the finder’s fee and was paid at that time.

During 2017, the Business acquired the rights to certain mineral claims adjacent to the Huilacollo property known as Andamarca claims and Tacora claims. Under the terms of the acquisition agreements, the Business paid US$0.65 million on transfer of the concessions in favour of Corisur. The Andamarca concession is subject to a 1.5% NSR of which 50% is buyable for US$2.5 million and the Tacora concession is subject to a 0.5% NSR of which 50% is buyable for US$0.5 million

For the three and six months ended June 30, 2020 and 2019, the Business’ exploration and evaluation costs are broken down as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Assaying	$1,168	$1,878	$2,144	$4,103
Camp cost, equipment, and field supplies	16,431	15,121	52,686	30,702
Geological consulting services	18,730	9,259	81,858	12,718
Geophysical analysis	—	3,372	—	6,743
Permitting, environmental and community costs	76,683	293,485	110,152	320,067
Expediting and mobilization	—	325	3,572	325
Salaries and wages	27,579	2,677	99,112	2,677
Fuel and consumables	—	2,027	1,571	3,784
Aircraft and travel	6,787	4,518	37,178	5,293
Share-based compensation (Note 7)	20,637	130,269	61,085	136,959
Depreciation	3,258	3,978	6,480	7,869

Total	$171,273	$466,909	$455,838	$531,240

The Spinout Exploration Business of Curibaya

Notes to the Condensed Interim Carve-out Financial Statements

(Unaudited – Expressed in Canadian dollars)

Periods ended June 30, 2020 and 2019

6.	Mineral property interests (continued)

A continuity of the Business’ mineral property expenditures for the six month period ended June 30, 2020, and the year ended December 31, 2019 is as follows:

	June 30, 2020	December 31, 2019
Balance, beginning of the period	$3,237,550	$2,934,484
Acquisition costs	232	435,886
Functional currency translation	133,992	(132,820)

Total	$3,371,774	$3,237,550

7.	Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)	Related party transactions

Universal Mineral Services Ltd., (“UMS”) is a private company with certain directors and officers in common with the Parent. Pursuant to an agreement with the Parent dated March 30, 2012 and as amended on December 30, 2015, UMS provides geological, administrative, and financial and transactional advisory services to the Business on an ongoing, cost recovery basis. During the three and six months ended June 30, 2020, the Business incurred $27,579 and $99,112, respectively (three and six months ended June 39, 2019 – $2,677 and $2,677, respectively) of geological services included under wages in exploration and evaluation costs.

Sombrero Minerals S.A.C. (“Sombrero”) is a company under common control by the Parent. Pursuant to the carve-out, during the three and six months ended June 30, 2020, the Business allocated $nil and $nil, respectively (three and six months ended June 30, 2019 – $14,828 and $28,820, respectively) of wage expense, and $nil and $nil, respectively (2019 – $7,491 and $14,864, respectively) of office expense to Sombrero relating to costs benefitting Sombrero. Also, during the first quarter of 2019 Corisur incurred $4,120 of mineral property expenditure on Sombrero’s mineral properties on behalf of Auryn. There were no such costs in 2020.

During the three and six months ended June 30, 2020, $20,637 and $61,085, respectively (three and six months ended June 30, 2019 – $130,269 and $136,959, respectively) of share-based compensation from the Parent was allocated to the Business for carve-out purposes.

The Spinout Exploration Business of Curibaya

Notes to the Condensed Interim Carve-out Financial Statements

(Unaudited – Expressed in Canadian dollars)

Periods ended June 30, 2020 and 2019

7.	Related party balances and transactions (continued)

The Parent uses the fair value method of accounting for all share-based payments. The fair value of the share-based options granted during the three and six month periods ended June 30, 2020 and 2019 were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Risk-free interest rate	0.39%	1.59%	0.39%	1.61%
Expected dividend yield	Nil	Nil	Nil	Nil
Share price volatility	58%	62%	58%	63%
Expected forfeiture rate	0%	0%	0%	0%
Expected life in years	4.90	4.33	4.90	4.34

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Business’ common shares. The expected forfeiture rate and the expected life in years are based on historical trends

(b)	Related party balances

As at June 30, 2020, $nil (December 31, 2019 – $nil) was included in accounts payable and $nil (December 31, 2019 – $nil) was in prepaids and deposits relating to transactions with related parties.

8.	Financial instruments

The Business’ financial instruments consist of cash, deposits, accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The following summarizes fair value hierarchy under which the Business’ financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

As at June 30, 2020 and December 31, 2019 there were no financial instruments measured at fair value.

The Spinout Exploration Business of Curibaya

Notes to the Condensed Interim Carve-out Financial Statements

(Unaudited – Expressed in Canadian dollars)

Periods ended June 30, 2020 and 2019

8.	Financial instruments (continued)

The Business’ financial instruments are exposed to credit risk, and liquidity risk. As at June 30, 2020 the primary risk was as follows:

Liquidity risk

This is the risk that the Business will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. As at June 30, 2020, the Business has working capital of $169,847 (December 31, 2019 – $68,558).

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Business is exposed are as follows:

(i)	Foreign currency risk

The Business is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the functional currency of each Corisur and Magma is the US dollar). As at June 30, 2020 and December 31, 2019, the Business’ foreign currency exposure relates primarily to cash, prepaid expenses and deposits, and accounts payable and accrued liabilities that are in majority either US dollars or Peruvian Soles.

The currency risk exposure for financial instruments denominated in foreign currencies is as follows:

	June 30, 2020	December 31, 2019
Financial assets	$333,426	$232,439
Financial liabilities	(28,463)	(15,300)

Net exposure	$304,963	$217,139

A 10% increase or decrease in either the US dollar or Peruvian Soles exchange rate would not have a material impact on the Business’ net loss.

SCHEDULE “J-6”

UNAUDITED FINANCIAL STATEMENTS OF THE SPINOUT EXPLORATION BUSINESS SOMBRERO FOR THE THREE AND SIX MONTHS ENDED JUNE 2020

The Spinout Exploration Business of Sombrero

Condensed Interim Carve-out Financial Statements

For the three and six months ended June 2020 and 2019

(Unaudited)

The Spinout Exploration Business of Sombrero

Condensed Interim Carve-out Statements of Financial Position

(Unaudited – Expressed in Canadian dollars)

	As at June 30, 2020	As at December 31, 2019
Assets

Current assets:
Cash and cash equivalents	$39,826	$23,751
Amounts receivable (Note 6)	159,448	—
Prepaid expenses and deposits (Note 4)	78,366	76,383

	277,640	100,134
Non-current assets:
Mineral property interests (Note 5)	1,388,957	1,331,097

Total assets	$1,666,597	$1,431,231

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities	$73,561	$43,067

Total liabilities	73,561	43,067

Equity:
Net parent investment	1,593,036	1,388,164

Total equity	1,593,036	1,388,164

Total liabilities and equity	$1,666,597	$1,431,231

Going concern (Note 1)

Subsequent event (Note 8)

The accompanying notes form an integral part of these condensed interim carve-out financial statements.

The Spinout Exploration Business of Sombrero

Condensed Interim Carve-out Statements of Loss and Comprehensive Loss

(Unaudited – Expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Operating expenses:
Exploration and evaluation costs (Note 5)	$354,808	$1,306,453	$622,355	$1,764,566
Fees, salaries and other employee benefits	40,258	14,827	40,274	28,819
Legal and professional fees	21,165	3,178	33,115	5,562
Office and administration	4,221	11,925	36,327	21,922

	420,452	1,336,383	732,071	1,820,869
Other expenses
Project investigation costs	6,937	—	18,416	—
Foreign exchange loss, net	4,428	3,328	9,832	5,740

Loss for the period	$431,817	$1,339,711	$760,319	$1,826,609

Other comprehensive loss (income)
Unrealized currency loss (gain) on translation	48,627	20,696	(55,668)	41,113

Comprehensive loss for the period	$480,444	$1,360,407	$704,651	$1,867,722

The accompanying notes form an integral part of these condensed interim carve-out financial statements.

The Spinout Exploration Business of Sombrero

Condensed Interim Carve-out Statements of Cash Flows

(Unaudited – Expressed in Canadian dollars)

	Six months ended June 30, 2020	Six months ended June 30, 2019
Operating activities:
Loss for the period	$(760,319)	$(1,826,609)
Non-cash transactions:
Exploration and evaluation (Note 6)	—	(4,120)
Share-based compensation (Notes 5 and 6)	83,526	345,969
Changes in non-cash working capital:
Amounts receivable	(159,448)	—
Prepaid expenses and deposits	(1,983)	7,633
Accounts payable and accrued liabilities	30,494	26,655

Cash used in operating activities	(807,730)	(1,450,472)

Investing activities:
Purchase of mineral property	(2,192)	(13,701)

Cash used in investing activities	(2,192)	(13,701)

Financing activities:
Advances from parent	825,997	1,504,717

Cash provided by financing activities	825,997	1,504,717

Decrease in cash	16,075	40,544
Cash, beginning of the period	23,751	8,482

Cash, end of the period	$39,826	$49,026

The accompanying notes form an integral part of these condensed interim carve-out financial statements.

The Spinout Exploration Business of Sombrero

Condensed Interim Carve-out Statements of Changes in Net Parent Investment

(Unaudited – Expressed in Canadian dollars)

	Six months ended June 30, 2020	Six months ended June 30, 2019
Balance, beginning of period	$(1,388,164)	$(1,249,402)
Cash contributions from parent	(825,997)	(1,504,717)
Non-cash contributions from parent	(83,526)	(345,969)
Net loss	760,319	1,826,609
Other comprehensive loss (income)	(55,668)	41,113

Balance, end of period	$(1,593,036)	$(1,232,366)

The accompanying notes form an integral part of these condensed interim carve-out financial statements.

The Spinout Exploration Business of Sombrero

Notes to the Condensed Interim Carve-out Financial Statements

(Unaudited – Expressed in Canadian dollars)

Periods ended June 30, 2020 and 2019

1.	Arrangement agreement, nature of operations, and going concern

On July 29, 2020, Auryn Resources Inc. (“Auryn”) and Eastmain Resources Inc. (“Eastmain”) announced their desire to effect a corporate business combination to combine their Canadian mineral businesses provided that Auryn first distributes to its shareholders the common shares of two recently formed British Columbia subsidiaries, including 1258618 B.C. Ltd. (“Spinco”) by way of a plan of arrangement (the “Plan of Arrangement”). Pursuant to the Plan of Arrangement, Spinco will own the shares of the Peruvian subsidiary Sombrero Minerales, S.A.C. and any other assets and liabilities of the Sombrero business. (“Sombrero” or the “Business”), a wholly owned subsidiary of Auryn. The Plan of Arrangement is subject to court and shareholder approval, and various other conditions.

These condensed interim carve-out financial statements (the “interim carve-out financial statements”) are prepared for inclusion in Auryn’s Management Information Circular in connection with the Plan of Arrangement described above. Management believes the assumptions and allocations underlying the interim carve-out financial statements are reasonable and appropriate. The expenses and allocations have been determined on a basis considered by Auryn to be a reasonable reflection of the utilization of services provided to or the benefit received by the Auryn subsidiaries for the periods presented. Therefore, these interim carve-out financial statements are not necessarily indicative of the results that would be attained if the Business had operated as a separate legal entity during the periods presented and are not necessarily indicative of future operating results.

The Business’ primary asset is its Sombrero copper-gold project located in Southern Peru, which covers approximately 130,000 hectares acquired through a combination of staking and option agreement as outlined in Note 5. The Business has not yet determined whether the property contains mineral reserves where extraction is both technically feasible and commercially viable. The Business operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties in Peru.

In 2020, the global outbreak of coronavirus (COVID-19) resulted in changes in global supply and demand of certain mineral and energy products. These changes, including a potential economic downturn and any potential resulting direct and indirect negative impact to the Business cannot be determined, but they could have a potential material impact to the Business’ project exploration activities, cash flows and liquidity.

On March 15, 2020, the Peruvian government mandated a 15-day lockdown of the country, which was subsequently extended, in response to the COVID-19 pandemic. As a result, the Business had recalled all personnel from the field. On June 17, 2020, the Business resumed operations after receiving approval from the Peruvian government. Further restrictions on gatherings, work and access to remote communities near the Business’ project may continue also impact the Business’ ability to perform exploration activities at the project.

The Business has incurred operating losses to date and does not generate cash flows from operations to support its activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration and development of its mineral properties. The ability to continue as a going concern remains dependent upon its ability to obtain the financing necessary to continue to fund its mineral properties through intercompany loans from the ultimate parent company, the realization of future profitable production, proceeds from the disposition of its mineral interests, and/or other sources. These conditions create a material uncertainty that may cast significant doubt about the Business’ ability to continue as a going concern.

The Spinout Exploration Business of Sombrero

Notes to the Condensed Interim Carve-out Financial Statements

(Unaudited – Expressed in Canadian dollars)

Periods ended June 30, 2020 and 2019

1.	Arrangement agreement, nature of operations, and going concern (continued)

These interim carve-out financial statements do not give effect to adjustments to the carrying values and classification of assets and liabilities that would be necessary should the Business be unable to continue as a going concern. Such adjustments could be material.

2.	Basis of presentation

(a)	Statement of compliance and basis of presentation

These interim carve-out financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These interim carve-out financial statements should be read in conjunction with the Business’ audited carve-out financial statements as at and for the year ended December 31, 2019 as some disclosures from the annual carve-out financial statements have been condensed or omitted.

These interim carve-out financial statements include the accounts of Sombrero and all assets, liabilities, transactions and costs incurred by Auryn (and its subsidiaries) that are specifically identifiable with Sombrero. The Business’ ultimate parent (the “Parent”), pursuant to these interim carve-out financial statements, is Auryn. All intercompany balances, transactions, including income and expenses arising from intercompany transactions are eliminated in preparing the interim carve-out financial statements.

These interim carve-out financial statements are for the periods from January 1, 2019 to June 30, 2019, and January 1, 2020 to June 30, 2020, which is the period during which Sombrero was wholly owned by Auryn.

These interim carve-out financial statements were approved and authorized for issuance on September 3, 2020, by the Board of Directors.

3.	Significant accounting policies, estimates and judgements

The preparation of condensed interim carve-out financial statements in conformity with IAS 34 requires management to select accounting policies and make estimates and judgments that may have a significant impact on the interim carve-out financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates. Revisions to estimates and the resulting impacts on the carrying amounts of the Business’ assets and liabilities are accounted for prospectively.

The accounting policies followed to prepare these interim carve-out financial statements are the same as those disclosed in Note 3 of the Business’ most recent audited carve-out financial statements for the year ended December 31, 2019, except as follows:

•	Amendments to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors:

The amendments are intended to clarify the definition of material in IAS 1 and not intended to alter the underlying concept of materiality in IFRS standards. The concept of ‘obscuring’ material information with immaterial information has been included as part of the new definition. The threshold for materiality influencing users has been changed from “could influence” to “could reasonably be expected to influence”.

The Spinout Exploration Business of Sombrero

Notes to the Condensed Interim Carve-out Financial Statements

(Unaudited – Expressed in Canadian dollars)

Periods ended June 30, 2020 and 2019

3.	Significant accounting policies, estimates and judgements (continued)

The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term “material” to ensure consistency.

The Business adopted the amendments to IAS 1 and IAS 8 effective January 1, 2020, which did not have a material impact on the Business’ unaudited interim carve-out financial statements

•	Amendments to International Financial Reporting Standards (“IFRS”) 3 – Business Combinations

In October 2018 the IASB issued narrow-scope amendments to IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not. The amendments, which are effective for annual reporting periods beginning on or after January 1, 2020, clarify the minimum requirements to be a business, remove the assessment of a market participant’s ability to replace missing elements, narrow the definition of outputs, add guidance to assess whether an acquired process is substantive and introduce an optional concentration test to permit a simplified assessment.

The adoption of the amended standard did not have an immediate impact on the Business’ interim financial statements but will be applied in assessing any future business combination and asset acquisition scenarios.

•	Amendments to IFRS 16 Leases

To provide practical relief to lessees in accounting for rent concessions arising as a result of COVID-19 the International Accounting Standards Board (“IASB”) proposed an amendment to IFRS 16 which provide lessees with a practical expedient that relieves a lessee from assessing whether a COVID-19-related rent concession is a lease modification. The amendment is effective for annual reporting periods beginning on or after June 1, 2020, with earlier application permitted. This amendment did not have a significant impact to the Business’ financial statements as the Business has not received any COVID-19 related rent concessions as of the date of these financial statements.

4.	Prepaid expenses and deposits

	June 30, 2020	December 31, 2019
Prepaids and deposits related to:
Exploration and evaluation expenditures	$13,628	$12,988
Mineral property interests	60,232	59,100
Community and surface agreements	4,506	4,295

Total prepaid expenses and deposits	$78,366	$76,383

The Spinout Exploration Business of Sombrero

Notes to the Condensed Interim Carve-out Financial Statements

(Unaudited – Expressed in Canadian dollars)

Periods ended June 30, 2020 and 2019

5.	Mineral property interests

The Sombrero copper-gold project, located in southern Peru, covers approximately 130,000 hectares acquired through a combination of staking and option agreements which are outlined below:

i)	Alturas Option

On June 28, 2016, the Business entered into an option agreement (the “Alturas Option”) with Alturas Minerals Corp (“Alturas”) to acquire an 80% or 100% interest in the Sombrero concessions held by Alturas. In order to exercise the Alturas Option and acquire an 80% interest in the project, the Business must incur US$2.1 million in work expenditures within a five-year period. As of June 30, 2020, the Business has incurred US$1.8 million in work expenditures and made cash payments totaling US$0.2 million to Alturas.

Upon the Business’ completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a 80:20 Joint Venture. For a period of one year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Business shall have a right to acquire the Alturas 20% interest for US$5.0 million. Subsequent to period end, the parties agreed to amend the purchase price for the remaining 20% interest in the Sombrero claims (see Note 8).

ii)	Mollecruz Option

On June 22, 2018, the Business entered an option agreement (the “Mollecruz Option”) giving the Business the right to acquire a 100% interest in the Mollecruz concessions which are located in the northern area of the Sombrero project. Under the Mollecruz Option, the Business may acquire a 100% interest, subject to a 0.5% Net Smelter Royalty (“NSR”), through a combination of work expenditures and cash payments as detailed below.

Due Dates	Payment & Work Expenditure Status		Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (June 22, 2018)	Completed		$50	$—
June 22, 2019 [1]	Deferred	[1]	50	150
June 22, 2020 [1]	Deferred	[1]	100	150
June 22, 2021 [1]			200	500
June 22, 2022 [1]			300	700
June 22, 2023 [1]			900	1,500

Total			$1,600	$3,000

(1)

Effective May 20, 2019, the Business formally declared the existence of a force majeure event under the Mollecruz Option thereby deferring the Business’ obligation to make the June 22, 2019 and June 2020 property payments and any subsequent property payments and work expenditures for a maximum of 24 months from the declaration date. To date, the Business has not been able to reach an access agreement with the local community in order to commence work in the region but has continued to have open communications with the community and continues to negotiate in good faith to obtain access to the property.

iii)	Aceros Option

On December 13, 2018, the Business entered a series of agreements (the “Aceros Option”) with Corporacion Aceros Arequipa S.A. (“Aceros”) giving the Business the right to option three key mineral concessions located within the Business’ Sombrero project. If the Aceros Option is exercised, a joint venture would be formed in which the Business would hold an 80% interest (Aceros – 20%). The joint

The Spinout Exploration Business of Sombrero

Notes to the Condensed Interim Carve-out Financial Statements

(Unaudited – Expressed in Canadian dollars)

Periods ended June 30, 2020 and 2019

5.	Mineral property interests (continued)

venture would combine the 530 hectare Aceros concessions plus 4,600 hectares of the Business’ Sombrero land position. Below is a schedule of work expenditures and cash payments required under the agreement of which US$0.4 million in work expenditures has been completed to date.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (December 13, 2018)	Completed	$140	$—
December 13, 2019	Completed	60	150
December 13, 2020		250	500
December 13, 2021		350	1,500
December 13, 2022		—	3,000

Total		$800	$5,150

For the three and six months ended June 30, 2020 and 2019, the Business’ exploration and evaluation costs are broken down as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Assaying	$3,475	$33,603	$6,823	$45,650
Camp cost, equipment, and field supplies	7,684	56,554	18,421	104,834
Geological consulting services	7,461	215,554	10,791	418,103
Geophysical analysis	5,532	232	11,224	326
Permitting, environmental and community costs	141,947	428,038	198,912	521,216
Expediting and mobilization	1,072	15,349	4,564	21,188
Salaries and wages	152,401	162,301	277,207	229,351
Fuel and consumables	—	7,615	—	10,634
Aircraft and travel	7,017	58,138	10,887	67,295
Share-based compensation (Note 6)	28,219	329,069	83,526	345,969

Total	$354,808	$1,306,453	$622,355	$1,764,566

A continuity of the Business’ mineral property expenditures for the six month period ended June 30, 2020 and the year ended December 31, 2019 is as follows:

	June 30, 2020	December 31, 2019
Balance, beginning of the period	$1,331,097	$1,206,362
Acquisition costs	2,192	175,684
Functional currency translation	55,668	(50,949)

Total	$1,388,957	$1,331,097

The Spinout Exploration Business of Sombrero

Notes to the Condensed Interim Carve-out Financial Statements

(Unaudited – Expressed in Canadian dollars)

Periods ended June 30, 2020 and 2019

6.	Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)	Related party transactions

Universal Mineral Services Ltd., (“UMS”) is a private company with certain directors and officers in common with the Parent. Pursuant to an agreement with the Parent dated March 30, 2012 and as amended on December 30, 2015, UMS provides geological, administrative, and financial and transactional advisory services to the Business on an ongoing, cost recovery basis. During the three and six months ended June 30, 2020, the Business incurred $102,844 and $169,215, respectively (three and six months ended June 39, 2019 – $162,301 and $229,351, respectively) of geological services included under wages in exploration and evaluation costs.

Corisur Peru SAC (“Corisur”) is a company under common control by the Parent. Pursuant to the carve-out, during the three and six months ended June 30, 2020, the Business was allocated $nil and $nil, respectively (three and six months ended June 30, 2019 $14,828 and $28,820, respectively) of wage expense, and $nil and $nil, respectively (2019 – $7,491 and $14,864, respectively) of office expense from Corisur relating to costs benefitting the Business. Also, during first quarter of 2019 Corisur incurred $4,120 of mineral property expenditure on the Business’ mineral property, none in 2020. The 2019 expenditure credit was included under permitting in exploration and evaluation costs.

During the three and six months ended June 30, 2020, $28,219 and $83,526, respectively (three and six months ended June 30, 2019 – $329,069 and $345,969, respectively) of share-based compensation from the Parent was allocated to the Business for carve-out purposes.

The Parent uses the fair value method of accounting for all share-based payments. The fair value of the share-based options granted during the three and six month periods ended June 30, 2020 and 2019 were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Risk-free interest rate	0.39%	1.59%	0.39%	1.61%
Expected dividend yield	Nil	Nil	Nil	Nil
Share price volatility	58%	62%	58%	63%
Expected forfeiture rate	0%	0%	0%	0%
Expected life in years	4.90	4.33	4.90	4.34

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Business’ common shares. The expected forfeiture rate and the expected life in years are based on historical trends

(b)	Related party balances

As at June 30, 2020, $nil (December 31, 2019 – $nil) was included in accounts payable, $30,000 (December 31, 2019 – $30,000) was in prepaids and deposits, and $159,448 (December 31, 2019 – $nil) was in amounts receivable relating to transactions with related parties. During the three months

The Spinout Exploration Business of Sombrero

Notes to the Condensed Interim Carve-out Financial Statements

(Unaudited – Expressed in Canadian dollars)

Periods ended June 30, 2020 and 2019

6.	Related party balances and transactions (continued)

ended June 30, 2020, the Business advanced funds to a company controlled by a related party for exploration related services in Peru.

7.	Financial instruments

The Business’ financial instruments consist of cash, deposits, accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The following summarizes fair value hierarchy under which the Business’ financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

As at June 30, 2020 and December 31, 2019 there were no financial instruments measured at fair value.

The Business’ financial instruments are exposed to credit risk, and liquidity risk. As at June 30, 2020, the primary risk was as follows:

Liquidity risk

This is the risk that the Business will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. As at June 30, 2020, the Business has working capital of $204,079 (December 31, 2019 – $57,067).

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Business is exposed are as follows:

(i)	Foreign currency risk

The Business is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the functional currency of Sombrero is the US dollar). As at June 30, 2020 and December 31, 2019, the Business’ foreign currency exposure relates primarily to cash, prepaid expenses and deposits, and accounts payable and accrued liabilities that are in majority either US dollars or Peruvian Soles.

The currency risk exposure for financial instruments denominated in foreign currencies is as follows:

	June 30, 2020	December 31, 2019
Financial assets	$277,640	$100,134
Financial liabilities	(73,561)	(43,067)

Net exposure	$204,079	$57,067

The Spinout Exploration Business of Sombrero

Notes to the Condensed Interim Carve-out Financial Statements

(Unaudited – Expressed in Canadian dollars)

Periods ended June 30, 2020 and 2019

7.	Financial instruments (continued)

A 10% increase or decrease in either the US dollar or Peruvian Soles exchange rate would not have a material impact on the Business’ net loss.

8.	Subsequent event

On August 31, 2020, Sombero completed the purchase from Alturas of the six Sombrero copper-gold project concessions in southern Peru (claims 1-6). The purchase was completed by amending and accelerating the exercise of a 2016 option agreement. The final option payment of US$5,000,000 in favor of Alturas was reduced to C$4,004,120 in consideration of early exercise of the option and will be paid through the issuance of 1,100,000 Auryn common shares at C$2.90 and a cash payment of C$814,120.

SCHEDULE “J-7”

PRO FORMA FINANCIAL STATEMENTS OF SPINCO CURIBAYA

Unaudited Pro Forma Consolidated Financial Statements of 1258620 B.C. Ltd “Spinco Curibaya”

AS AT AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2020

AND FOR THE YEAR ENDED DECEMBER 31, 2019

Pro Forma Interim Consolidated Statement of Financial Position

As at June 30, 2020

(unaudited, in Canadian dollars)

	1258620 B.C. Ltd As at July 23, 2020	Carve-out Curibaya As at June 30, 2020	Pro Forma Adjustments	Note 3		Pro Forma Consolidated As at June 30, 2020
Assets
Current assets
Cash and cash equivalents	1	131,900	2,112,000	(a	)	2,243,901
Prepayments and deposits	—	66,410	—			66,410

	1	198,310	2,112,000			2,310,311
Non-current assets
Prepayments and deposits		135,116				135,116
Property and equipment	—	16,013	—			16,013
Mineral Property Interests	—	3,371,774	—			3,371,774

Total Assets	1	3,721,213	2,112,000			5,833,214

Liabilities
Current liabilities
Accounts payable and accrued liabilities	—	28,463	—			28,463

Total Liabilities	—	28,463	—			28,463

Shareholders’ Deficiency
Capital and reserves
Share capital	1	—	5,804,750	(b	)	5,804,751
Net Parent Investment	—	3,692,750	(3,692,750)	(b	)	—

Total Equity	1	3,692,750	2,112,000			5,804,751

Total Liabilities & Equity	1	3,721,213	2,112,000			5,833,214

See accompanying notes to the pro forma consolidated financial statements

Pro Forma Interim Consolidated Statement of Loss

For the six months ended June 30, 2020

(unaudited, in Canadian dollars)

	1258620 B.C. Ltd Note 1	Carve-out Curibaya	Pro Forma Adjustments	Note 3		Pro Forma Consolidated
Expenses
Exploration and evaluation costs		455,838	—			455,838
Fees, salaries and other employee benefits		110,673	—			110,673
Legal and professional fees		30,428	—			30,428
Office and administration		29,312	—			29,312

		$626,251	—			626,251

Other Expenses
Foreign exchange loss (gain), net		2,307	—			2,307

		2,307	—			2,307

Loss for the period		$628,558	—			628,558

Loss per share attributable to common shareholders
Basic loss per share		—	—			$0.01
Diluted loss per share		—	—			$0.01
Weighted average shares outstanding – Basic		—	108,000,000	(b	)	108,000,000
Weighted average shares outstanding – Diluted		—	108,000,000	(b	)	108,000,000

See accompanying notes to the pro forma consolidated financial statements

Pro Forma Consolidated Statement of Loss

Year ended December 31, 2019

(unaudited, in Canadian dollars)

	1258620 B.C. Ltd Note 1	Carve-out Curibaya	Pro Forma Adjustments	Note 3		Pro Forma Consolidated
Expenses
Exploration and evaluation costs		1,016,152	—			1,016,152
Fees, salaries and other employee benefits		165,618	—			165,618
Legal and professional fees		81,208	—			81,208
Office and administration		25,426	—			25,426

		$1,288,404	—			1,288,404

Other Expenses
Impairment of mineral property		337,203	—			337,203
Foreign exchange loss (gain), net		6,135	—			6,135

		343,338	—			343,338

Loss for the period		$1,631,742	—			1,631,742

Loss per share attributable to common shareholders
Basic loss per share		—	—			$0.01
Diluted loss per share		—	—			$0.01
Weighted average shares outstanding – Basic		—	108,000,000	(b	)	108,000,000
Weighted average shares outstanding – Diluted		—	108,000,000	(b	)	108,000,000

See accompanying notes to the pro forma consolidated financial statements

Notes to the Pro forma Consolidated Financial Statements

(Unaudited tabular amounts are in Canadian dollars except number of shares, options, warrants and per share amounts, unless otherwise noted)

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements of 1258620 B.C. Ltd (“Spinco Curibaya”) have been prepared by management. Pursuant to the arrangement agreement (“Arrangement Agreement”) entered into by Auryn Resources Inc. (“Auryn”) and Eastmain Resources Inc. (“Eastmain”) dated July 29, 2020, Auryn will spin out Auryn’s Peruvian projects into separate SpinCos (“Spinco Curibaya” and “Spinco Sombrero”), each of which will be an unlisted reporting issuer and will hold Auryn’s Peruvian projects (the “Arrangement”).

Following the steps of the Arrangement, on approval of the Arrangement Agreement, Spinco Curibaya will issue to Auryn approximately 108 million shares, reflecting the number of issued and outstanding shares of Auryn immediately prior to the close of the transaction. In exchange, Auryn will transfer to Spinco Curibaya: the investment of shares in Corisur Peru S.A.C. and Magma Minerals S.A.C.; the historical intercompany contributions by Auryn to the subsidiaries; and 32.5% of Adjusted Closing Date Cash (as defined in the Arrangement), estimated to be $2,112,000. This exchange is carried out by entities under common control and will be recorded at carrying amounts, representing the value of the 108 million shares of Spinco Curibaya. Auryn will immediately transfer the shares of Spinco Curibaya to their shareholders as part of the Arrangement Agreement. 1258620 B.C. Ltd was incorporated on July 23, 2020, and therefore these financial statements apply the transaction retrospectively.

Upon closing the transaction, all the shares of Spinco Curibaya will be owned by existing Auryn shareholders in identical proportion to their pre-Arrangement shareholdings of Auryn. Closing the Arrangement is subject to several conditions including, but not limited to, approval by Auryn and Eastmain shareholders and receipt of necessary court and regulatory approvals.

The unaudited pro forma consolidated financial statements for Spinco Curibaya have been compiled from and include:

a)

an unaudited pro forma consolidated statement of financial position, which combines the unaudited statement of financial position of 1258620 B.C. Ltd as at July 23, 2020, and the unaudited condensed interim carve-out statements of financial position of Spinco Curibaya Carve-out (“Carve-out”) as at June 30, 2020, giving effect to the Arrangement Agreement as it if had occurred on June 30, 2020.

b)

an unaudited pro forma consolidated statements of loss, which reflects the carve-out statements of loss for Carve-Out for the year ended December 31, 2019, and six months ended June 30, 2020, giving effect to the Arrangement Agreement as if it had occurred on January 1, 2019. 1258620 B.C. Ltd has had no income statement activities since incorporation.

These unaudited pro forma consolidated financial statements are provided for illustrative purposes only, and do not purport to represent the financial position that would have resulted had the Arrangement Agreement actually occurred on June 30, 2020, or the results of operations that would have resulted had the Arrangement Agreement actually occurred on January 1, 2019. Further, these pro forma consolidated financial statements are not necessarily indicative of the future financial position or results of operations on Spinco Curibaya as a result of the Arrangement Agreement. These unaudited pro forma consolidated financial statements should be read in conjunction with the audited carve-out combined financial statements of Carve-out for the years ended December 31, 2019 and 2018, unaudited carve-out combined interim financial statements of Carve-out for the six months ended June 30, 2020 and the audited financial statements of 1258620 B.C. Ltd as at its incorporation on July 23, 2020, all of which are contained within the information circular.

Notes to the Pro forma Consolidated Financial Statements

(Unaudited tabular amounts are in Canadian dollars except number of shares, options, warrants and per share amounts, unless otherwise noted)

1.	BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements should be read in conjunction with the description of the Transaction included elsewhere in the Information Circular.

2.	SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma consolidated financial statements have been compiled by management using accounting policies as set out in the unaudited financial statements of the Spinout Exploration Business of Curibaya for the three and six months ended June 30, 2020, and the audited financial statements of the Spinout Exploration Business of Curibaya for the years ended December 31, 2019 and 2018.

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

a)

The balance sheet adjustment reflects the distribution of Auryn’s adjusted closing date cash balance as calculated per the Arrangement Agreement. The adjusted closing date cash balance is expected to be allocated to SpinCo Curibaya and SpinCo Sombrero in the proportion of 32.5% and 67.5%, respectively.

b)

As noted above, Spinco Curibaya will issue to Auryn approximately 108 million shares, in exchange for the shares in Corisur Peru S.A.C. and Magma Minerals S.A.C., the historical intercompany contributions by Auryn to the subsidiaries, and $2,112,000 of cash. This exchange is carried out by entities under common control and will be recorded at carrying amounts.

c)

The Carve-out financial results for the year ended December 31, 2019, and the six months ended June 30, 2020, give effect to the Arrangement Agreement as if it had occurred on January 1, 2019. This includes the financial results of the Peruvian exploration subsidiary of Auryn, as well as an allocation of exploration and evaluation costs of Auryn entity that specifically relate to activities of the Curibaya project. There has been no allocation of general and administrative costs of Auryn that would have been incurred had the Spinco Curibaya been a public reporting entity during that period; a reasonable estimate is approximately $1.0 million per year.

SCHEDULE “J-8”

PRO FORMA FINANCIAL STATEMENTS OF SPINCO SOMBRERO

Unaudited Pro Forma Consolidated Financial Statements of 1258618 B.C. Ltd “Spinco Sombrero”

AS AT AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2020

AND FOR THE YEAR ENDED DECEMBER 31, 2019

Pro Forma Interim Consolidated Statement of Financial Position

As at June 30, 2020

(unaudited, in Canadian dollars)

	1258618 B.C. Ltd As at July 23, 2020	Carve-out Sombrero As at June 30, 2020	Pro Forma Adjustments	Note 3	Pro Forma Consolidated As at June 30, 2020
Assets
Current assets
Cash and cash equivalents	1	39,826	4,386,000	(a)	4,425,827
Amounts receivable and other		159,448	—		159,448
Prepayments and deposits	—	78,366	—		78,366

	1	277,640	4,386,000		4,663,641
Non-current assets
Mineral Property Interests	—	1,388,957	—		1,388,957

Total Assets	1	1,666,597	4,386,000		6,052,598

Liabilities
Current liabilities
Accounts payable and accrued liabilities	—	73,561	—		73,561

Total Liabilities	—	73,561	—		73,561

Shareholders’ Deficiency
Capital and reserves
Share capital	1	—	5,979,036	(b)	5,979,037
Net Parent Investment	—	1,593,036	(1,593,036)	(b)	—

Total Equity	1	1,593,036	4,386,000		5,979,037

Total Liabilities & Equity	1	1,666,597	4,386,000		6,052,598

See accompanying notes to the pro forma consolidated financial statements

Pro Forma Interim Consolidated Statement of Loss

For the six months ended June 30, 2020

(unaudited, in Canadian dollars)

	1258618 B.C. Ltd Note 1	Carve-out Sombrero	Pro Forma Adjustments	Note 3	Pro Forma Consolidated
Expenses
Exploration and evaluation costs		622,355	—		622,355
Fees, salaries and other employee benefits		40,274	—		40,274
Legal and professional fees		33,115	—		33,115
Office and administration		36,327	—		36,327

		$732,071	—		732,071

Other Expenses
Project investigation costs		18,416	—		18,416
Foreign exchange loss (gain), net		9,832	—		9,832

		28,248	—		28,248

Loss for the period		$760,319	—		760,319

Loss per share attributable to common shareholders
Basic loss per share		—	—		$0.01
Diluted loss per share		—	—		$0.01
Weighted average shares outstanding—Basic		—	108,000,000	(b)	108,000,000
Weighted average shares outstanding—Diluted		—	108,000,000	(b)	108,000,000

See accompanying notes to the pro forma consolidated financial statements

Pro Forma Consolidated Statement of Loss

Year ended December 31, 2019

(unaudited, in Canadian dollars)

	1258618 B.C. Ltd Note 1	Carve-out Sombrero	Pro Forma Adjustments	Note 3	Pro Forma Consolidated
Expenses
Exploration and evaluation costs		2,457,466	—		2,457,466
Fees, salaries and other employee benefits		74,494	—		74,494
Legal and professional fees		12,295	—		12,295
Office and administration		42,795	—		42,795

		$2,587,050	—		2,587,050

Other Expenses
Project investigation costs		—	—		—
Foreign exchange loss (gain), net		9,731	—		9,731

		9,731	—		9,731

Loss for the period		$2,596,781	—		2,596,781

Loss per share attributable to common shareholders
Basic loss per share		—	—		$0.01
Diluted loss per share		—	—		$0.01
Weighted average shares outstanding—Basic		—	108,000,000	(b)	108,000,000
Weighted average shares outstanding—Diluted		—	108,000,000	(b)	108,000,000

See accompanying notes to the pro forma consolidated financial statements

Notes to the Pro forma Consolidated Financial Statements

(Unaudited tabular amounts are in Canadian dollars except number of shares, options, warrants and per share amounts, unless otherwise noted)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements of 1258618 B.C. Ltd (“Spinco Sombrero”) have been prepared by management. Pursuant to the arrangement agreement (“Arrangement Agreement”) entered into by Auryn Resources Inc. (“Auryn”) & Eastmain Resources Inc. (“Eastmain”) dated July 29, 2020, Auryn will spin out Auryn’s Peruvian projects into separate SpinCos (“Spinco Curibaya” and “Spinco Sombrero”), each of which will be an unlisted reporting issuer and will hold Auryn’s Peruvian projects (the “Arrangement”).

Following the steps of the Arrangement, on approval of the Arrangement Agreement, Spinco Sombrero will issue to Auryn approximately 108 million shares, reflecting the number of issued and outstanding shares of Auryn immediately prior to the close of the transaction. In exchange, Auryn will transfer to Spinco Sombrero: the investment of shares in Sombrero Minerales S.A.C.; the historical intercompany contributions by Auryn to the subsidiaries; and 67.5% of Adjusted Closing Date Cash (as defined in the Arrangement), estimated to be $4,386,000. This exchange is carried out by entities under common control and will be recorded at carrying amounts, representing the value of the 108 million shares of Spinco Sombrero. Auryn will immediately transfer the shares of Spinco Sombrero to their shareholders as part of the Arrangement Agreement. 1258618 B.C. Ltd was incorporated on July 23, 2020, and therefore these financial statements apply the transaction retrospectively.

Upon closing the transaction, all the shares of Spinco Sombrero will be owned by existing Auryn shareholders in identical proportion to their pre-Arrangement shareholdings of Auryn. Closing the Arrangement is subject to several conditions including, but not limited to, approval by Auryn and Eastmain shareholders and receipt of necessary court and regulatory approvals.

The unaudited pro forma consolidated financial statements for Spinco Sombrero have been compiled from and include:

a)

an unaudited pro forma consolidated statement of financial position, which combines the unaudited statement of financial position of 1258618 B.C. Ltd as at July 23, 2020, and the condensed interim carve-out statements of financial position of Spinco Sombrero Carve-out (“Carve-out”) as at June 30, 2020, giving effect to the Arrangement Agreement as it if had occurred on June 30, 2020.

b)

an unaudited pro forma consolidated statements of loss, which reflects the carve-out statements of loss for Carve-Out for the year ended December 31, 2019, and six months ended June 30, 2020, giving effect to the Arrangement Agreement as if it had occurred on January 1, 2019. 1258618 B.C. Ltd has had no income statement activities since incorporation.

These unaudited pro forma consolidated financial statements are provided for illustrative purposes only, and do not purport to represent the financial position that would have resulted had the Arrangement Agreement actually occurred on June 30, 2020, or the results of operations that would have resulted had the Arrangement Agreement actually occurred on January 1, 2019. Further, these pro forma consolidated financial statements are not necessarily indicative of the future financial position or results of operations on Spinco Sombrero as a result of the Arrangement Agreement. These unaudited pro forma consolidated financial statements should be read in conjunction with the audited carve-out financial statements of Carve-out for the years ended December 31, 2019 and 2018, unaudited carve-out interim financial statements of Carve-out for the six months ended June 30, 2020 and the audited financial statements of 1258618 B.C. Ltd as at its incorporation on July 23, 2020, all of which are contained within the information circular.

The unaudited pro forma consolidated financial statements should be read in conjunction with the description of the Transaction included elsewhere in the Information Circular.

Notes to the Pro forma Consolidated Financial Statements

(Unaudited tabular amounts are in Canadian dollars except number of shares, options, warrants and per share amounts, unless otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma consolidated financial statements have been compiled by management using accounting policies as set out in the unaudited financial statements of the Spinout Exploration Business of Sombrero for the three and six months ended June 30, 2020, and the audited financial statements of the Spinout Exploration Business of Sombrero for the years ended December 31, 2019 and 2018.

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

a)

The balance sheet adjustment reflects the distribution of Auryn’s adjusted closing date cash balance as calculated per the Arrangement Agreement. The adjusted closing date cash balance is expected to be allocated to SpinCo Curibaya and SpinCo Sombrero in the proportion of 32.5% and 67.5%, respectively.

b)

As noted above, Spinco Sombrero will issue to Auryn approximately 108 million shares, in exchange for the shares in Sombrero Minerales S.A.C., the historical intercompany contributions by Auryn to the subsidiary, and $4,386,000 of cash. This exchange is carried out by entities under common control and will be recorded at carrying amounts.

c)

The Carve-out financial results for the year ended December 31, 2019, and the six months ended June 30, 2020, give effect to the Arrangement Agreement as if it had occurred on January 1, 2019. This includes the financial results of the Peruvian exploration subsidiary of Auryn, as well as an allocation of exploration and evaluation costs of Auryn entity that specifically relate to activities of the Sombrero project. There has been no allocation of general and administrative costs of Auryn that would have been incurred had the Spinco Sombrero been a public reporting entity during that period; a reasonable estimate is approximately $1.0 million per year.

SCHEDULE “J-9”

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF FURY GOLD

Unaudited Pro Forma Consolidated Financial Statements of Fury Gold Mines Limited

AS AT AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2020

AND FOR THE YEAR ENDED DECEMBER 31, 2019

Pro Forma Interim Consolidated Statement of Financial Position

As at June 30, 2020

(unaudited, in thousands of Canadian dollars)

	Auryn Resources Inc.	Eastmain Resources Inc.	Pro Forma Adjustments	Note 3	Sombrero Spinco Note 3(e)	Curibaya Spinco Note 3(e)	Fury Gold Pro Forma Consolidated
Assets
Current assets
Cash and cash equivalents	11,302	4,328	22,500	(a)	(4,426)	(2,244)	31,460
Marketable securities	412	139	—		—	—	551
Trade and other receivables	254	58	—		(160)	—	152
Prepayments and deposits	790	121	—		(78)	(66)	767

	12,758	4,646	22,500		(4,664)	(2,310)	32,930
Non-current assets
Restricted cash	115	—	—		—	—	115
Long-term portion of other assets	135	304	—		—	(135)	304
Equipment	1,149	24	—		—	(16)	1,157
Mineral property interests	40,092	68,335	66,724	(c)(d)(f)	(1,389)	(3,372)	170,390

Total Assets	54,249	73,309	89,224		(6,053)	(5,833)	204,896

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,280	556	6,300	(d)	(74)	(28)	8,034
Advances received for exploration work	—	347	—		—	—	347
Current portion of lease liabilities	—	54	—		—	—	54
Current borrowings	3,111	—	—		—	—	3,111
Flow-through share premium liability	—	942	7,500	(a)	—	—	8,442

	4,391	1,899	13,800		(74)	(28)	19,988
Non-current liabilities
Asset retirement obligations	2,337	—	—		—	—	2,337
Deferred tax liability	—	2,013	35,926	(f)	—	—	37,939
Long-term portion of lease liabilities	—	267	—		—	—	267

Total Liabilities	6,728	4,179	49,726		(74)	(28)	60,531

Shareholders’ Deficiency
Share capital	144,441	108,256	1,620	(f)(a)	—	—	254,317
Share option and warrant reserve	10,589	538	3,015	(f)	—	—	14,142
Contributed surplus	—	13,636	(13,636)	(f)	—	—	0
Deficit	(107,735)	(53,300)	48,500	(d)(e)(f)	(5,979)	(5,805)	(124,319)
Accumulated other comprehensive loss	226	—	—		—	—	226

Total liabilities and shareholders’ deficiency	54,249	73,309	89,224		(6,053)	(5,833)	204,896

See accompanying notes to the pro forma consolidated financial statements

Pro Forma Interim Consolidated Statement of Loss

For the six months ended June 30, 2020

(unaudited, in thousands of Canadian dollars)

	Auryn Resources Inc.	Eastmain Resources Inc.	Pro Forma Adjustments	Note 3	Sombrero Spinco Note 3(e)	Curibaya Spinco Note 3(e)	Fury Gold Pro Forma Consolidated
Operating Expenses
Exploration & evaluation costs	1,825	42	264	(c)	(622)	(456)	1,053
Fees, salaries and other employee benefits	1,303	681	—		(40)	(111)	1,833
Insurance	163	—	—		—	—	163
Legal, professional fees	187	225	—		(33)	(30)	349
Marketing and investor relations	858	72	—		—	—	930
Office and administration	266	255	—		(37)	(29)	455
Regulatory, transfer agent, and shareholder information	117	—	—		—	—	117

	4,719	1,275	264		(732)	(626)	4,900

Other expenses (income)
Project investigation costs	156	—	—		(18)	—	138
Accretion of provision for site reclamation and closure	17	—	—		—	—	17
Interest and other income	(51)	(11)	—		—	—	(62)
Finance expense related to loan	249	—	—		—	—	249
Amortization of flow through share premium	(7)	(98)	—		—	—	(105)
(Gain) loss on marketable securities	(66)	24	—		—	—	(42)
Loss on derecognition of bridge loan	159	—	—		—	—	159
Foreign exchange loss	12	—	—		(10)	(2)	—
Interest expense on lease liability	—	36	—		—	—	36
Impairment of mineral property	—	50	(50)	(c)	—	—	—

Net loss before income taxes	5,188	1,276	214		(760)	(628)	5,290
Deferred income tax (recovery) expense	(57)	(309)	(57)	(f)			(423)

Loss for the period	5,131	967	157		(760)	(628)	4,867
Basic loss per share	$0.05	$0.00					$0.04
Diluted loss per share	$0.05	$0.00					$0.04
Weighted average shares outstanding—Basic	102,418,794	271,386,064					117,500,000
Weighted average shares outstanding—Diluted	102,418,794	271,386,064					117,500,000

See accompanying notes to the pro forma consolidated financial statements

Pro Forma Consolidated Statement of Loss

Year ended December 31, 2019

(unaudited, in thousands of Canadian dollars)

	Auryn Resources Inc.	Eastmain Resources Inc.	Pro Forma Adjustments	Note 3	Sombrero Spinco Note 3(e)	Curibaya Spinco Note 3(e)	Fury Gold Pro Forma Consolidated
Operating Expenses
Exploration & evaluation expenditures	7,696	8	6,866	(c)	(2,457)	(1,016)	11,097
Fees, salaries and other employment benefits	3,948	1,372	—		(74)	(166)	5,080
Insurance	309	—	—		—	—	309
Legal and professional fees	351	327	—		(12)	(81)	585
Marketing and investor relations	1,337	367	—		—	—	1,704
Office and administration	451	643	—		(43)	(25)	1,026
Regulatory, transfer agent and shareholder information	235	—	—		—	—	235

	14,327	2,717	6,866		(2,586)	(1,288)	20,036

Other expenses (income)
Project investigation costs	156	—	—		—	—	156
Accretion of provision for site reclamation and closure	40	—	—		—	—	40
Interest and other income	(43)	(68)	—		—	—	(111)
Finance expense related to bridge loan	150	—	—		—	—	150
Amortization of flow through share premium	(867)	(1,259)	—		—	—	(2,126)
(Gain) loss on marketable securities	(160)	15	—		—	—	(145)
Impairment of mineral property	337	20,499	(20,499)	(c)	—	(337)	—
Foreign exchange loss	47	—	—		(10)	(6)	31
Transaction-related costs	—	—	4,800	(d)	—	—	4,800

Net loss before income taxes	13,987	21,904	(8,833)		(2,596)	(1,631)	22,831
Deferred income tax (recovery) expense	(54)	(5,309)	2,350	(f)	—	—	(3,013)

Loss for the period	13,933	16,595	(6,483)		(2,596)	(1,631)	19,818
Basic loss per share	$0.15	$0.07					$0.17
Diluted loss per share	$0.15	$0.07					$0.17
Weighted average shares outstanding—Basic	93,968,172	232,442,206					117,500,000
Weighted average shares outstanding—Diluted	93,968,172	232,442,206					117,500,000

See accompanying notes to the pro forma consolidated financial statements

Notes to the Pro forma Consolidated Financial Statements

(Unaudited tabular amounts are in thousands of Canadian dollars except number of shares,

options, warrants and per share amounts, unless otherwise noted)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements of Fury Gold Mines Limited (“Fury Gold” or “FURY”) have been prepared by management to give effect to the arrangement agreement (“Arrangement Agreement”) entered into by Auryn Resources Inc (“Auryn”) and Eastmain Resources Inc. (“Eastmain”) dated July 29, 2020. Pursuant to the Arrangement Agreement, Auryn will acquire all of the issued and outstanding common shares of Eastmain immediately following a spin out of its Peruvian projects to Auryn shareholders and subject to completion of a concurrent subscription receipts financing of at least $22.5 million.

The Transaction (“Transaction”) will be effected by way of two court-approved plans of arrangement, one involving Auryn under the Business Corporations Act (British Columbia) and one by Eastmain under the Business Corporations Act (Ontario) and is expected to complete by October 9, 2020. Upon completion of the Transaction, Auryn will continue its Canadian operations under the name Fury Gold Mines Limited and the two independent SpinCos (“Spinco Curibuya” and “SpinCo Sombrero”), each of which will be an unlisted reporting issuer, will respectively hold Auryn’s Peruvian projects. The Transaction is subject to shareholder approval and receipt of all regulatory and all regulatory and other requires approvals including approval of the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).

Concurrent with the spin-out of the Peruvian projects, Auryn will consolidate its shares by approximately 10:7 such that approximately 110 million Fury Gold shares will be outstanding after the Transaction (pre-financing), of which 69% will be owned by former Auryn shareholders and 31% will be owned by former Eastmain shareholders. Any options or warrants exercised prior to the closing of the Transaction will not alter the 69%-31% ownership split of Fury Gold.

The accounting of the acquisition of Eastmain is expected to be recorded by the recognition of their net assets in the pro forma balance sheet of Fury Gold, with the surplus value allocated to mineral properties and deferred income tax.

The unaudited pro forma consolidated financial statements have been compiled from and include:

a)

An unaudited consolidated statement of financial position as at June 30, 2020, giving effect to the various pro forma assumptions and adjustments described in Note 3, combines the condensed unaudited consolidated statement of financial position of Auryn at June 30, 2020 and the unaudited statement of financial position of Eastmain as at April 30, 2020.

b)

an unaudited pro forma consolidated statement of loss for the six-month period ended June 30, 2020 giving effect to the various pro forma assumptions and adjustments described in Note 3. The pro forma consolidated statement of loss for the six-month period ended June 30, 2020 reflects the condensed unaudited consolidated statement of loss of Auryn for the six-month period ended June 30, 2020 and the condensed unaudited consolidated statement of loss of Eastmain for the six-month period ended April 30, 2020.

c)

a condensed unaudited consolidated pro forma statement of loss for the year ended December 31, 2019, giving effect to the various pro forma assumptions and adjustments described in Note 3, therefore combining the audited consolidated statement of loss of Auryn for the year ended December 31, 2019 and the audited consolidated statement of loss of Eastmain for the year ended October 31, 2019.

The unaudited pro forma consolidated financial statements should be read in conjunction with the description of the Transaction included elsewhere in the Information Circular.

Notes to the Pro forma Consolidated Financial Statements

(Unaudited tabular amounts are in thousands of Canadian dollars except number of shares,

options, warrants and per share amounts, unless otherwise noted)

The unaudited pro forma consolidated financial statements are for illustrative purposes and are not intended to reflect the results of operations or the financial position of Fury Gold which would have actually resulted had the Transaction been effected on the dates indicated. Further, the unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations that may be obtained in the future. Actual amounts recorded once the Transaction is completed are likely to differ from those recorded in the unaudited pro forma consolidated financial statements. In addition, the impact of integration activities, the timing of completion of the Transaction and other changes in the net tangible and intangible assets prior to the completion of the Transaction which have not been incorporated into these unaudited pro forma financial statements could cause material differences in the information presented.

2. SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma consolidated financial statements have been compiled by management using the significant accounting policies as set out in the audited consolidated financial statements of Auryn for the years ended December 31, 2019. The unaudited pro forma consolidated financial statements should also be read in conjunction with the audited and condensed unaudited consolidated financial statements of Auryn and Eastmain incorporated by reference in the information circular.

In preparing the unaudited pro forma consolidated financial information, consideration was given to identifying accounting policy differences between Auryn and Eastmain. A significant difference was noted in Eastmain’s policy to capitalize all exploration and evaluation expenditures for mineral properties. To conform to the policies as reflected in the financial statements of Auryn, an adjustment has been made to eliminate the exploration & evaluation asset balances with a corresponding adjustment to retained deficit and expensing of exploration and evaluation expenditures – see Note 3(c).

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

a)

The balance sheet adjustment reflects a concurrent $22.5 million subsequent receipts financing into Fury Gold as contemplated in the Arrangement Agreement. The financing is being conducted as a bought deal private placement allocated into two tranches. The first tranche of subsequent receipts will be issued at a price of $2.00 per subscription receipt for gross proceeds of $5 million. The second tranche for designated flow-through shares will be issued at the higher price of $3.50 per subscription receipt for gross proceeds of $17.5 million.

b)

The balance sheet adjustment reflects the distribution of Auryn’s adjusted closing date cash balance of approximately $6.5 million as calculated per the Arrangement Agreement. The adjusted closing date cash balance is expected to be allocated to SpinCo Curibaya and SpinCo Sombrero in the proportion of 32.5% and 67.5%, respectively.

c)

Adjusting Mineral Property interests and exploration and evaluation expenditures to reflect the alignment of Eastmain accounting policy on capitalization of mineral property costs with Auryn’s accounting policy to expense these costs. This adjustment has been offset by a corresponding adjustment to retained deficit, exploration and evaluation expense, impairment of mineral property and deferred income tax expense.

d)

Transaction costs of $3.0 million and $3.3 million have been estimated by Auryn and Eastmain respectively. Auryn’s costs are equally split between the acquisition of Eastmain and the disposition of Spinco Curibaya and Spinco Sombrero and therefore only $1.5 million has been expensed. Eastmain’s costs have been expensed in conjunction with the transaction.

Notes to the Pro forma Consolidated Financial Statements

(Unaudited tabular amounts are in thousands of Canadian dollars except number of shares,

options, warrants and per share amounts, unless otherwise noted)

e)

As part of the transaction, Auryn will transfer the ownership of the assets and liabilities of the shares business in the Peru subsidiaries to the Spinco Sombrero and Spinco Curibaya, in addition to historical intercompany contributions to those subsidiaries as a result of capital-like contributions to date. The issuance and distribution of shares in Spinco Sombrero and Spinco Curibaya are a repayment to Auryn shareholders with a combined value of approximately $60 million, offset by the de-recognition of the net assets of the Spinco businesses with the remainder recorded as an equity adjustment.

f)

The total consideration exchanged to acquire the Eastmain shares is approximately $99.9 million of which approximately $94.9 million was recorded to share capital to reflect the Auryn shares expected to be issued to Eastmain shareholders (Note 4) based on Auryn’s share price at August 31, 2020, and approximately $3.5 million was recorded to Share option and warrant reserve based on the estimated fair value of share purchase options and warrants exchanged (Note 5 and 6). The consideration exchanged has been allocated against the Eastmain net assets, with the remainder to mineral property interests of $137 million and deferred tax liability of $36.5 million. Any change in the value of the consideration exchanged from the date of this document to the Effective Date will affect the amount ascribed to mineral property interests and corresponding deferred tax liability.

4. PRO FORMA SHARE CAPITAL CONTINUITY

	Number of shares	Amount
Common shares of Auryn Resources Inc. issued and outstanding, June 30, 2020	104,731,775	$144,441
Adjustment to Auryn common shares for exchange ratio	(28,831,775)
Common shares of Eastmain issued and outstanding, April 30, 2020	290,623,095	$94,876
Adjustment to Eastmain common shares for exchange ratio	(256,523,095)
Bought deal financing on date of transaction	7,500,000,	$15,000

Pro forma common shares of Fury Gold issued and outstanding immediately after completion of the Arrangement	117,500,000	$254,317

5. PRO FORMA SHARE PURCHASE OPTIONS

The following is the continuity of common share purchase options:

	Number of Options	Weighted Average Exercise Price
Common share purchase options of Auryn issued and outstanding, June 30, 2020	8,212,500	$2.01
Adjustment to Auryn warrants for exchange ratio	(2,463,750)	$0.60
Common share purchase options of Eastmain issued and outstanding, April 30, 2020	16,847,933	$0.42
Adjustment to Eastmain options for exchange ratio	(14,876,725)	$0.37

Pro forma common share purchase options of Fury Gold issued and outstanding immediately after completion of the Arrangement	7,719,958	$2.15

Notes to the Pro forma Consolidated Financial Statements

(Unaudited tabular amounts are in thousands of Canadian dollars except number of shares,

options, warrants and per share amounts, unless otherwise noted)

6. PRO FORMA SHARE PURCHASE WARRANTS

	Number of Warrants	Weighted Average Exercise Price
Common share purchase warrants of Auryn issued and outstanding, June 30, 2020	500,000	$2.00
Adjustment to Auryn warrants for exchange ratio	(150,000)	$0.60
Common shares Eastmain purchase warrants issued and outstanding, April 30, 2020	18,538,115	$0.22
Adjustment to Eastmain warrants for exchange ratio	(16,369,156)	$0.19

Pro forma common share purchase warrants of Fury Gold issued and outstanding immediately after completion of the Arrangement	2,518,959	$0.72

7. PRO FORMA EARNINGS PER SHARE

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from the transactions described in Note 3, effective as at the beginning of the period presented in the pro forma consolidated statement of loss. Potential common shares from outstanding common share purchase options and warrants and other convertible securities have not been recognized in the calculation of diluted earnings per share as their effect would be anti-dilutive for the period presented in the pro forma consolidated statement of loss.

8. INCOME TAXES

The pro forma effective income tax rate applicable to the consolidated operations is approximately 27% for the relevant period.

Appendix “K” SUMMARY OF ARRANGEMENT AGREEMENT

This Summary Should be read in conjunction with the Glossary of Terms Attached as Appendix “A”

The Arrangement Agreement

The description of the July 29, 2020 Arrangement Agreement, both below and elsewhere in this Circular, is a summary only and is qualified in its entirety by reference to the Arrangement Agreement, which is incorporated by reference herein and has been filed by each of Eastmain and Auryn on their respective SEDAR profiles at www.sedar.com.

Parties

The parties to the Arrangement Agreement are Auryn, Eastmain and the SpinCos.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by Eastmain to Auryn and representations and warranties made by Auryn to Eastmain. Those representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the Parties in connection with negotiating its terms and as set out in the Eastmain Disclosure Letter or Auryn Disclosure Letter, as applicable, delivered in connection with the Arrangement Agreement. In particular, some of the representations and warranties are subject to a contractual standard of materiality, Eastmain Material Adverse Effect or Auryn Material Adverse Effect, as applicable, different from that generally applicable to public disclosure, or are used for the purpose of allocating risk between the Parties to the Arrangement Agreement. For the foregoing reasons, readers should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties relate to among other things: organization and qualification, authority relative to the Arrangement Agreement, required approvals, no violation, capitalization, subsidiaries, reporting issuer status and Securities Laws matters, significant shareholders, shareholders’ and similar agreements, financial statements, auditors, internal controls and financial reporting, absence of certain changes, no material undisclosed liabilities, compliance with laws, permits, data privacy and security, litigation, insolvency, interest in material properties, technical reports, first nation claims, taxes, contracts, employment agreements, health and safety, acceleration of benefits, pension and employee benefits, employee matters, money laundering laws, corporate governance policies, intellectual property, environment, insurance, books and records, minutes, resolutions and redactions, non-arm’s length transactions, financial advisors or brokers, fairness opinions, board of director approval.

The Arrangement Agreement also contains certain representations and warranties made solely by Auryn with respect to each SpinCo’s organization and corporate capacity, parent, subsidiaries and interests, authority relative to the Arrangement Agreement, SpinCo Capitalization Agreement, capitalization, no prior business, and residency.

Covenants

Eastmain and Auryn have agreed to undertake certain covenants between the date of the Arrangement Agreement and the Effective Time. Set forth below is a brief summary of certain of those covenants:

Covenants of Eastmain

Covenants of Eastmain relating to Conduct of Business

Eastmain has made certain covenants to Auryn, including that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, unless Auryn otherwise consents in writing, such consent not to be unreasonably withheld or delayed, or expressly permitted or specifically contemplated by the Arrangement Agreement or as otherwise required by applicable Law:

(a)

the businesses of Eastmain will be conducted only in the ordinary course of business and in accordance with Eastmain Budget (provided that Eastmain may amend the Eastmain Budget without Auryn’s consent where such amendments do not increase the liabilities, costs or cash outlay of Eastmain by more than 5% of the total Eastmain Budget and do not result in a change in the allocation of expenditures to an activity not originally included in the Eastmain Budget and do not, in any event, contemplate any diamond, reverse circulation or percussion drilling), Eastmain will comply with the terms of all Eastmain Material Contracts and Eastmain will use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its officers, employees and consultants as a group;

(b)

Eastmain will fully cooperate and consult through meetings with Auryn, as Auryn may reasonably request, to allow Auryn to monitor, and provide input with respect to the direction and control of, any activities relating to the exploration and maintenance of the Eastmain Material Properties that may be permitted by Auryn and will obtain the written consent of Auryn (which will not be unreasonably withheld, conditioned or delayed) prior to the public disclosure of exploration results or other technical information, provided, however, that the foregoing will be subject to Eastmain’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and Eastmain will use all commercially reasonable efforts to give prior oral or written notice to Auryn and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

(c)	Eastmain will not, and will cause the Eastmain Subsidiary to not, directly or indirectly:

(i)	alter or amend the articles, charter, by-laws or other constating documents of Eastmain;

(ii)

declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of any equity securities of Eastmain (other than dividends, distributions, payments or return of capital made to Eastmain) (except in accordance with the Eastmain Arrangement);

(iii)	split, divide, consolidate, combine or reclassify the Eastmain Shares or any other securities of Eastmain;

(iv)

issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any Eastmain Shares or other securities of Eastmain, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Eastmain Shares or other securities of Eastmain, other than the issuance of Eastmain Shares issuable pursuant to: (A) the terms of Eastmain Options, Eastmain Warrants or Eastmain RSUs outstanding on the date of the Arrangement Agreement; or (B) the terms of existing Eastmain Material Contracts;

(v)

redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Eastmain Shares or other securities or securities convertible into or exchangeable or exercisable for Eastmain Shares or any such other securities;

(vi)	amend the terms of any securities of Eastmain;

(vii)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Eastmain;

(viii)	create any subsidiary or enter into any contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any joint ventures;

(ix)	reorganize, amalgamate or merge with any other person and will not cause or permit any of its subsidiaries to reorganize, amalgamate or merge with any other person;

The accompanying notes form an integral part of these carve-out financial statements.

(x)

make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Eastmain Disclosure Record, as required by applicable Laws or under IFRS; or

(xi)	enter into, modify or terminate any contract with respect to any of the foregoing;

(d)

Eastmain will immediately notify Auryn orally and then promptly notify Auryn in writing of (i) any “material change” (as defined in the Securities Act) in relation to Eastmain, (ii) any event, circumstance or development that, to the knowledge of Eastmain, has had or would reasonably be expected to have, individually or in the aggregate, an Eastmain Material Adverse Effect, (iii) any breach of the Arrangement Agreement in any material respect by Eastmain that would result in an expenditure, cash outlay, liability, claim or indebtedness of $50,000 or more, or (iv) any event occurring after the date of the Arrangement Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate in any material respect such that any of the conditions precedent to the obligations of Auryn would not be satisfied;

(e)	except as contemplated in the Eastmain Budget, Eastmain will not, directly or indirectly, except in connection with the Arrangement Agreement:

(i)	sell, pledge, lease, licence, dispose of or encumber any assets or properties of Eastmain;

(ii)

acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division or any property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(iii)

incur any expenses or incur any indebtedness (including the making of any payments, including any premiums or penalties or fees) or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances;

(iv)

pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Eastmain Interim Financial Statements, or voluntarily waive, release, assign, settle or compromise any proceeding;

(v)

engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of Eastmain in the manner such existing businesses generally have been carried on or (as disclosed in the Eastmain Disclosure Record) planned or proposed to be carried on prior to the date of the Arrangement Agreement;

(vi)

except as provided for in Eastmain Budget in respect of any property (including without limitation, the Eastmain Material Properties) and assets reflected in the balance sheet forming part of the Eastmain Disclosure Record (collectively the “Eastmain Properties”), expend or commit to expend any amounts with respect to expenses for such Eastmain Properties; or

(vii)	authorize any of the foregoing, or enter into or modify any contract to do any of the foregoing;

(f)	except as contemplated in the Eastmain Budget, Eastmain will not, directly or indirectly, except in the ordinary course of business:

(i)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights of material value;

(ii)

except as permitted under the Arrangement Agreement, enter into any contract which would be a Material Contract if in existence on the date of the Arrangement Agreement, or terminate, cancel, extend, renew or amend, modify or change any Material Contract;

The accompanying notes form an integral part of these carve-out financial statements.

(iii)

enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property; or

(iv)	enter into any contract containing any provision restricting or triggered by the transactions contemplated in the Arrangement Agreement;

(g)

except as contemplated in the Eastmain Budget, Eastmain will not, except as required by an existing contract or employment, pension, supplemental pension, termination or compensation arrangements or policies or plans in effect on the date of the Arrangement Agreement, and except as is necessary to comply with applicable Laws:

(i)	grant to any officer, director, employee or consultant of Eastmain an increase in compensation in any form;

(ii)

grant any general salary increase, fee or pay any bonus or other material compensation to the directors, officers, employees or consultants of Eastmain other than the payment of salaries, fees and benefits in the ordinary course of business as disclosed in Eastmain Disclosure Letter;

(iii)	take any action with respect to the grant or increase of any severance, change of control, retirement, retention or termination pay;

(iv)	enter into or modify any employment or consulting agreement with any officer or director of Eastmain;

(v)	terminate the employment or consulting arrangement of any senior management employees (including Eastmain Senior Management), except for cause;

(vi)	increase any benefits payable under its current severance or termination pay policies;

(vii)

adopt or amend or make any contribution to or any award under the Eastmain Option Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of Eastmain; or

(viii)

take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under the Eastmain Option Plan, except in accordance with its terms;

(h)	Eastmain will not make any loan to any officer, director, employee or consultant of Eastmain or its subsidiaries;

(i)

Eastmain will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Eastmain, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, except as contemplated by the Arrangement Agreement, Eastmain will not obtain or renew any insurance (or re-insurance) policy for a term exceeding twelve (12) months;

(j)

Eastmain will use reasonable commercial efforts to retain the services of its existing employees and consultants (including Eastmain Senior Management) until the Effective Time of the Eastmain Arrangement, and will promptly provide written notice to Auryn of the resignation or termination of any of its key employees or consultants;

The accompanying notes form an integral part of these carve-out financial statements.

(k)

neither Eastmain nor its subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of their permits or take any action or fail to take any action which would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material permit necessary to conduct their businesses as now being conducted;

(l)

Eastmain will (i) duly and timely file all returns required to be filed by it on or after the date of the Arrangement Agreement and all such returns will be true, complete and correct in all material respects and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws, and Eastmain will not (i) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law, (ii) settle, compromise or agree to the entry of judgment with respect to any action, claim or other proceeding relating to Taxes, (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Eastmain Financial Statements) (iii) enter into any tax sharing, tax allocation or tax indemnification agreement, (iv) make a request for a tax ruling to any Governmental Authority, or (v) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment;

(m)

except as disclosed in the Eastmain Disclosure Letter, Eastmain will not settle or compromise any action, claim or other proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy (“Litigation”), or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Eastmain Arrangement;

(n)

Eastmain will not commence any Litigation (other than litigation in connection with the collection of accounts receivable, to enforce the terms of the Arrangement Agreement or the Confidentiality Agreement, to enforce other obligations of Eastmain or as a result of litigation commenced against Eastmain);

(o)

Eastmain will not enter into or renew any contract (i) containing (A) any limitation or restriction on the ability of Eastmain or, following completion of the transactions contemplated by the Arrangement Agreement, the ability of New Auryn or any of its affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Eastmain or, following consummation of the transactions contemplated by the Arrangement Agreement, all or any portion of the business of Eastmain or any of its affiliates, is or would be conducted or (C) any limit or restriction on the ability of Eastmain or, following completion of the transactions contemplated by the Arrangement Agreement, the ability of New Auryn or any of its affiliates, to solicit customers or employees, or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Eastmain Arrangement;

(p)

Eastmain will not take any action which would render, or which reasonably may be expected to render, any representation or warranty made by Eastmain in the Arrangement Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Eastmain Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made; and

(q)	as is applicable, Eastmain will not agree, announce, resolve, authorize or commit to do any of the foregoing.

Covenants of Eastmain Regarding the Eastmain Arrangement

Subject to the terms and conditions of the Arrangement Agreement, Eastmain covenanted that it will perform all obligations required to be performed by Eastmain under the Arrangement Agreement, cooperate with Auryn in connection therewith, and use its commercially reasonable efforts to do such other acts and things as may be

The accompanying notes form an integral part of these carve-out financial statements.

necessary or desirable in order to complete the Eastmain Arrangement and the other transactions contemplated in the Arrangement Agreement including:

(a)

publicly announcing the execution of the Arrangement Agreement, the support of the Eastmain Board of Directors of the Eastmain Arrangement (including that each director and executive officer of Eastmain has executed a voting support agreement in the form agreed to by the Parties) and the recommendation of the Eastmain Board of Directors to the Eastmain Securityholders to vote in favour of the Eastmain Arrangement Resolution;

(b)

using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Eastmain from other parties to any Eastmain Material Contracts in order to complete the Eastmain Arrangement;

(c)	using its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act; and

(d)	defending all lawsuits or other legal, regulatory or other proceedings against Eastmain challenging or affecting the Arrangement Agreement or the completion of the Eastmain Arrangement.

Covenants of Eastmain Regarding the Performance of Obligations

Subject to the terms and conditions of the Arrangement Agreement, Eastmain has covenanted that it will perform all obligations required to be performed by Eastmain under the Arrangement Agreement, cooperate with Auryn in connection therewith, and use its commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Eastmain Arrangement and the other transactions contemplated in the Arrangement Agreement including:

(a)	cooperating with Auryn in connection with, and using its commercially reasonable efforts to assist Auryn in obtaining the waivers, consents and approvals referred to in the Arrangement Agreement;

(b)

using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from Eastmain relating to the Eastmain Arrangement required to be completed prior to the Effective Time of the Eastmain Arrangement;

(c)	defending all lawsuits or other legal, regulatory or other proceedings against or relating to Eastmain challenging or affecting the Arrangement Agreement or the completion of the Eastmain Arrangement;

(d)	obtaining the Eastmain Securityholder Approval in accordance with the terms of the Arrangement Agreement;

(e)	providing to Auryn a true copy of the Eastmain Fairness Opinion promptly following delivery of it to Eastmain by the Eastmain Financial Advisor; and

(f)

forthwith carrying out the terms of the Eastmain Interim Order and Eastmain Final Order to the extent applicable to it and taking all necessary actions to give effect to the transactions contemplated by the Arrangement Agreement and the Eastmain Arrangement.

Covenants of Auryn

Covenants of Auryn Regarding Conduct of Business

Auryn has made certain covenants to Eastmain including that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, unless Eastmain otherwise consents in writing, such consent not to be unreasonably withheld or delayed, or expressly permitted or specifically

The accompanying notes form an integral part of these carve-out financial statements.

contemplated by the Arrangement Agreement, referenced in the Auryn Disclosure Letter or as otherwise required by applicable Law:

(a)

the businesses of Auryn and its subsidiaries will be conducted only in the ordinary course of business, Auryn and its subsidiaries will comply with the terms of all Auryn Material Contracts and Auryn and its subsidiaries will use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its officers, employees and consultants as a group;

(b)	Auryn will not, directly or indirectly, and will cause each of its subsidiaries other than the SpinCos and the Peruvian Subsidiaries, to not:

(i)	sell, lease, licence, dispose of any material assets or properties of Auryn or any of its subsidiaries;

(ii)	alter or amend the articles, charter, by-laws or other constating documents of Auryn or any of its subsidiaries;

(iii)

declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of any equity securities of Auryn (other than dividends, distributions, payments or return of capital made to Auryn) (except in accordance with the Auryn Reorganization Arrangement);

(iv)	split, divide, consolidate, combine or reclassify the Auryn Shares or any other securities of Auryn or any of its subsidiaries;

(v)

other than in respect of securities issued in the ordinary course of Auryn’s compensation program as disclosed in the Auryn Disclosure Letter and Auryn Shares issuable on exercise thereof, or as otherwise disclosed in the Auryn Disclosure Letter, issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any Auryn Shares or other securities of Auryn or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Auryn Shares or other securities of Auryn or its subsidiaries, other than the issuance of Auryn Shares issuable pursuant to the terms of Auryn Options and Auryn Warrants outstanding on the date of the Arrangement Agreement;

(vi)

redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Auryn Shares or other securities or securities convertible into or exchangeable or exercisable for Auryn Shares or any such other securities or any shares or other securities of its subsidiaries;

(vii)

other than in respect of securities issued in the ordinary course of Auryn’s compensation program as disclosed in the Auryn Disclosure Letter, amend the terms of any securities of Auryn or any of its subsidiaries;

(viii)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Auryn or any of its subsidiaries;

(ix)

create any subsidiary or enter into any Auryn Material Contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any joint ventures;

(x)	reorganize, amalgamate or merge with any other person and will not cause or permit any of its subsidiaries to reorganize, amalgamate or merge with any other person;

(xi)

make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Auryn Disclosure Record, as required by applicable Laws or under IFRS; or

(xii)	enter into, modify or terminate any contract with respect to any of the foregoing;

The accompanying notes form an integral part of these carve-out financial statements.

(c)

Auryn will immediately notify Eastmain orally and then promptly notify Eastmain in writing of (i) any “material change” (as defined in the Securities Act) in relation to Auryn or its subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, an Auryn Material Adverse Effect, (iii) any breach of the Arrangement Agreement in any material respect by Auryn that would result in an expenditure, cash outlay, liability, claim or indebtedness of $100,000 or more, or (iv) any event occurring after the date of the Arrangement Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate in any material respect such that any of the conditions precedent to the obligations of Eastmain would not be satisfied;

(d)

Auryn will not, and will not cause or permit any of its subsidiaries to, directly or indirectly, except in connection with the Arrangement Agreement, engage in any material new business, enterprise or other activity that is inconsistent with the existing businesses of Auryn in the manner such existing businesses generally have been carried on or (as disclosed in the Auryn Disclosure Record) planned or proposed to be carried on prior to the date of the Arrangement Agreement or authorize the foregoing, or enter into or modify any contract to do the foregoing, including:

(1)	sell, pledge, lease, licence, dispose of or encumber any assets or properties of Auryn;

(2)

acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(3)	issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances;

(4)

pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Auryn Interim Financial Statements, or voluntarily waive, release, assign, settle or compromise any proceeding;

(5)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights of material value;

(6)

except in the ordinary course of business, enter into any contract which would be an Auryn Material Contract if in existence on the date hereof, or terminate, cancel, extend, renew or amend, modify or change any Auryn Material Contract;

(7)

enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property; or

(8)	enter into any contract containing any provision restricting or triggered by the transactions contemplated by the Arrangement Agreement,

provided however that nothing in the Arrangement Agreement will restrict the SpinCos or the Auryn Peruvian Subsidiaries from doing any of the foregoing so long as such actions will not materially adversely affect New Auryn;

(e)

Auryn will not, except as contemplated in the Auryn Disclosure Letter or as required by an existing contract or employment, pension, supplemental pension, termination or compensation arrangements or policies or plans in effect on the date hereof, and except as is necessary to comply with applicable Laws:

(i)	grant to any officer, director, employee or consultant of Auryn an increase in compensation in any form;

The accompanying notes form an integral part of these carve-out financial statements.

(ii)

grant any general salary increase, fee or pay any bonus or other material compensation to the directors, officers, employees or consultants of Auryn other than the payment of salaries, fees and benefits in the ordinary course of business as disclosed in Auryn Disclosure Letter;

(iii)	take any action with respect to the grant or increase of any severance, change of control, retirement, retention or termination pay;

(iv)	enter into or modify any employment or consulting agreement with any officer or director of Auyrn;

(v)	terminate the employment or consulting arrangement of any senior management employees (including Auryn Senior Management), except for cause;

(vi)	increase any benefits payable under its current severance or termination pay policies;

(vii)

other than in respect of securities issued in the ordinary course of Auryn’s compensation program as disclosed in the Auryn Disclosure Letter, adopt or amend or make any contribution to or any award under Auryn’s share compensation arrangements or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of Auryn; or

(viii)

take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under any of Auryn’s share compensation arrangements, provided however that nothing in the Arrangement Agreement will restrict the SpinCos or the Auryn Peruvian Subsidiaries from doing any of the foregoing so long as such actions do not materially adversely affect New Auryn;

(f)	Auryn will not make any loan to any officer, director, employee or consultant of Auryn or its subsidiaries;

(g)

Auryn will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Auryn, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(h)

Auryn will use reasonable commercial efforts to retain the services of its existing employees and consultants (including Auryn Senior Management) until the Effective Date, and will promptly provide written notice to Eastmain of the resignation or termination of any of its key employees or consultants;

(i)

neither Auryn nor its subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of their permits in respect of the Auryn Canadian Projects or take any action, or fail to take any action, which would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material permit necessary to conduct their businesses as now being conducted;

(j)

Auryn will (i) duly and timely file all returns required to be filed by it on or after the date hereof and all such returns will be true, complete and correct in all material respects and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws, and Auryn will not (i) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law, (ii) settle, compromise or agree to the entry of judgment with respect to any action,

The accompanying notes form an integral part of these carve-out financial statements.

claim or other Proceeding relating to Taxes, (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Auryn Financial Statements) (iii) enter into any tax sharing, tax allocation or tax indemnification agreement, (iv) make a request for a tax ruling to any Governmental Authority, or (v) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment;

(k)

Auryn will not settle or compromise any action, claim or other proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other Litigation, or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Arrangements;

(l)

Auryn will not commence any Litigation (other than litigation in connection with the collection of accounts receivable, to enforce the terms of the Arrangement Agreement or the Confidentiality Agreement, to enforce other obligations of Auryn or as a result of litigation commenced against Auryn);

(m)

Auryn will not enter into or renew any contract (i) containing (A) any limitation or restriction on the ability of Auryn or, following completion of the transactions contemplated hereby, the ability of New Auryn or any of its affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Auryn or, following consummation of the transactions contemplated hereby, all or any portion of the business of New Auryn or any of its affiliates, is or would be conducted or (C) any limit or restriction on the ability of Auryn or, following completion of the transactions contemplated hereby, the ability of New Auryn or any of its affiliates, to solicit customers or employees, or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangements;

(n)

Auryn will not, and will not cause or permit any of its subsidiaries to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by Auryn in the Arrangement Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Auryn Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made; and

(o)	as is applicable, Auryn will not, and will not cause or permit any of its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the foregoing.

Covenants of Auryn Regarding the Arrangements

Subject to the terms and conditions of the Arrangement Agreement, Auryn has covenanted that it will perform all obligations required to be performed by Auryn under the Arrangement Agreement, cooperate with Eastmain in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangements and other transactions contemplated hereby, including:

(a)

publicly announcing the execution of the Arrangement Agreement, the support of the Auryn Board of Directors of the Auryn Reorganization Arrangement (including that each director and executive officer of Auryn has executed a voting support agreement in the form agreed to by the Parties) and the recommendation of the Auryn Board of Directors to the Auryn Securityholders to vote in favour of the Auryn Reorganization Arrangement and Securities Issuance Resolution;

(b)

cooperating with Eastmain in connection with, and using its commercially reasonable efforts to assist Eastmain in obtaining the waivers, consents and approvals referred to in the Arrangement Agreement;

(c)

using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities, from Auryn relating to the Arrangements required to be completed prior to the Effective Time of each of the Arrangements;

The accompanying notes form an integral part of these carve-out financial statements.

(d)	using its best efforts to cause the Eastmain Nominees to be appointed to the New Auryn Board, with effect as at and from the Effective Time of the Eastmain Arrangement;

(e)

using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Auryn from other parties to any Auryn Material Contracts in order to complete the Arrangements;

(f)	defending all lawsuits or other legal, regulatory or other proceedings against or relating to Auryn challenging or affecting the Arrangement Agreement or the completion of the Arrangements;

(g)

forthwith carrying out the terms of the Auryn Interim Order and Auryn Final Order to the extent applicable to it and taking all necessary actions to give effect to the transactions contemplated herein and the Auryn Reorganization Arrangement;

(h)	apply for and use commercially reasonable efforts to obtain conditional approval or equivalent of the listing and posting for trading on the TSX and NYSE American of the New Auryn Shares;

(i)

working in good faith with Eastmain’s management, to develop a plan for retaining certain management functions of the combined company following completion of the Arrangements at the Eastmain offices in Toronto;

(j)	on or prior to the Effective Time, Auryn will use reasonable commercial efforts to complete the New Auryn Financing to the satisfaction of Auryn and Eastmain, acting reasonably;

(k)

providing to Eastmain true copies of the final forms of the Auryn Fairness Opinion and the SpinCo Valuation Report promptly following their receipt from the Stifel GMP and the author of the SpinCo Valuation Report respectively; and

(l)	obtaining the Auryn Securityholder Approval in accordance with the terms of the Arrangement Agreement.

Auryn has covenanted and agreed that it will (1) not amend any Eastmain Support Agreement without the prior written consent of Eastmain, which consent will not be unreasonably withheld; (2) without delay, take all steps and actions necessary to enforce the Eastmain Support Agreements, including, without limitation, seeking injunctive relief and relief in the nature of specific performance; and (3) that if requested by eligible Eastmain Shareholders (“Eligible Holders”), it will make joint elections with such Eligible Holders in respect of the disposition of their Eastmain Shares pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Eastmain Arrangement. The agreed amount under such joint elections will be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act.

Mutual Covenants

Each of the Parties has also agreed that, subject to the terms and conditions of the Arrangement Agreement, until the earlier of the Effective Time of each of the Arrangements and the time that the Arrangement Agreement is terminated in accordance with its terms:

(a)

it will use commercially reasonable efforts to satisfy the conditions precedent to its obligations as set out in the Arrangement Agreement to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Auryn Reorganization Arrangement and the Eastmain Arrangement, as the case may be;

(b)

it will use commercially reasonable efforts not to take or cause to be taken any action which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Auryn Reorganization Arrangement or the Eastmain Arrangement; and

The accompanying notes form an integral part of these carve-out financial statements.

(c)

it will use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Parties’ legal counsel to permit the completion of the Auryn Reorganization Arrangement or the Eastmain Arrangement.

Other Covenants

Access to Information; Confidentiality

Each Party has agreed to afford to the other Party and its representatives, until the earlier of the Effective Time or the termination of the Arrangement Agreement, continuing access to the Diligence Information and reasonable access during normal business hours and upon reasonable notice, to the other Party’s businesses, properties, books, records and such other data and information as such other Party may reasonably request as well as to its management personnel, subject however to such access not interfering with the ordinary conduct of the businesses of the other Party. Eastmain has also agreed, subject to the request not materially interfering with the ordinary conduct of the business of Eastmain, to make available to Auryn and its representatives, information reasonably requested by Auryn for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Eastmain and Auryn and its affiliates following completion of the Eastmain Arrangement. Each of the Parties has acknowledged that all information provided to it under the Arrangement Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which will remain in full force and effect notwithstanding any other provision of the Arrangement Agreement or termination of the Arrangement Agreement.

Employment Agreements; Options

Each of Auryn and Eastmain has agreed that Eastmain, and any successor to Eastmain (including any surviving corporation) will honour and comply with the terms of all of the severance payment obligations of Eastmain under existing employment, consulting, change of control and severance agreements of Eastmain (which Eastmain has listed in the Eastmain Disclosure Letter and provided copies of).

Auryn has acknowledged that, pursuant to the provisions of the Eastmain Option Plan, Eastmain may facilitate the acceleration of vesting of any unvested Eastmain Options as may be necessary or desirable to allow the Eastmain Optionholders to exercise their Eastmain Options for the purpose of participating in the Eastmain Arrangement as Eastmain Shareholders and to ensure that all Eastmain Options will remain outstanding until the end of their term.

Indemnification and Insurance

The Parties have agreed that all rights to indemnification existing in favour of the present and former directors and officers of Eastmain (each such present or former director or officer of Eastmain being herein referred to as a “D&O Indemnified Party” and such persons collectively being referred to as the “D&O Indemnified Parties”) as provided by contracts or agreements to which Eastmain is a party and in effect as of the date hereof, and, as of the Effective Time, will survive and will continue in full force and effect and without modification, and Eastmain and any successor to Eastmain (including any surviving corporation) will continue to honour such rights of indemnification and will indemnify the D&O Indemnified Parties pursuant thereto, with respect to actions or omissions of the D&O Indemnified Parties occurring prior to the Effective Time, for six (6) years following the Effective Date. The Eastmain Disclosure Letter lists the D&O Indemnified Parties that are directors and officers as of the date of the Arrangement Agreement and copies of the agreements providing rights of indemnification in favour of the officers and directors of Eastmain as of the date of the Arrangement Agreement have been provided to Auryn.

Prior to the Effective Time, Eastmain may purchase prepaid non-cancellable run-off directors’ and officers’ liability insurance, at a cost not exceeding 300% of Eastmain’s current annual aggregate premium for directors’

The accompanying notes form an integral part of these carve-out financial statements.

and officers’ liability policies currently maintained by Eastmain, providing coverage for a period of six (6) years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date.

SpinCos Acquisition of Peruvian Subsidiaries

Pursuant to the SpinCo Capitalization Agreements, Auryn has undertaken to sell and transfer the SpinCo Assets to the SpinCos and assign to the SpinCos all of the SpinCo Liabilities and the SpinCos have agreed to purchase the SpinCo Assets from Auryn in consideration of the issuance of the SpinCo Shares and to also assume all of the SpinCo Liabilities immediately prior to the Effective Time. Auryn and the SpinCos have agreed that they will make a joint election under Section 85 of the Tax Act (and any similar provision under any applicable provincial tax statute) in respect of the transfer of the SpinCo Assets and that the “elected amount” in respect of each type of property for purposes of the Tax Act comprising the SpinCo Assets will be the lowest amount permitted under Section 85 of the Tax Act in respect of each such type of property, unless Auryn and the SpinCos agree otherwise. Auryn and the SpinCos have agreed to execute the election forms, prior to the earliest of the filing dates for the election forms and have agreed to file the elections on a timely basis.

SpinCo Indemnity

From the Effective Time of the Auryn Reorganization Arrangement, each of SpinCo Sombrero and SpinCo Curibaya have agreed to jointly and severally indemnify and save harmless New Auryn and its subsidiaries and affiliates, and each their respective directors, officers, partners, employees, advisors, shareholders and agents (each an “Indemnified Party”) from all losses suffered or incurred by an Indemnified Party as a result of or arising directly or indirectly out of or in connection with an Indemnified Liability.

SpinCo Indemnified Claims

If any claim, proceeding, liability (including a liability for Tax) or other matter resulting from the occurrence of any of the events contemplated by the Arrangement Agreement (an “Indemnified Claim”) is made against an Indemnified Party by a third party for which the Indemnified Party may be entitled to indemnification under the Arrangement Agreement, the Indemnified Party will give notice (an “Indemnity Notice”) to both of the SpinCos. Each of the SpinCos will have the right to participate in any negotiations with respect to any such Indemnified Claim. An Indemnified Party will not settle or compromise any such Indemnified Claim without the prior written consent of each of the SpinCos, except as expressly permitted in the Arrangement Agreement. An Indemnified Party will provide to the SpinCos all files, books, records and other information in their possession or control which may be relevant to the defence of such Indemnified Claim. If any of the SpinCos fails diligently and reasonably to defend such Indemnified Claim throughout the period such Indemnified Claim exists, its right to defend the Indemnified Claim will terminate and the Indemnified Party may assume the defence of such Indemnified Claim in accordance with the terms of the Arrangement Agreement.

Notwithstanding the foregoing:

(a)

if an Indemnified Claim includes or would reasonably be expected to include both an Indemnified Claim for Taxes that are Indemnified Liabilities (an “Indemnified Tax Claim”) and an Indemnified Claim for Taxes that are not Indemnified Liabilities (an “Unindemnified Tax Claim”), the Indemnified Party will use reasonable commercial efforts to separate the defence of the Indemnified Tax Claim from the defence of the Indemnified Tax Claim, and in the case of such separation the SpinCos will have the rights described heretofore in respect of the Indemnified Tax Claim only;

(b)	if the Indemnified Party is not able to separate the defence of the Indemnified Tax Claim from the defence of the Unindemnified Tax Claim:

(i)	the Indemnified Party will have the right to assume the defence of both such Indemnified Claims;

The accompanying notes form an integral part of these carve-out financial statements.

(ii)	the Indemnified Party will act in good faith with a view to the merits in connection with the defence of the Indemnified Tax Claim; and

(iii)

the Indemnified Party will afford each of the SpinCos with the opportunity to participate in the defence of the Indemnified Tax Claim, provide the SpinCos with notice and access to documentation and information as is reasonable in the circumstances, otherwise keep the SpinCos updated and informed, and consult with the SpinCos with respect to the defence of the Indemnified Tax Claim;

(c)	the Indemnified Party will provide the SpinCos with notice of the resolution of any Indemnified Tax Claim within twenty (20) days of such resolution;

(d)

without limiting in any respect the Indemnified Party’s right to settle any such Indemnified Claim in its absolute discretion, in the event that one or both of the SpinCos objects to a resolution of an Indemnified Tax Claim by delivering notice to the Indemnified Party within twenty (20) days of receiving the notice set out in (b)(iii), a neutral nationally recognized accountant (the “Tax Arbitrator”) that is mutually reasonably satisfactory to the parties will determine the amount, if any, by which:

(i)	the amount of Tax for which the Indemnified Tax Claim was resolved; exceeds

(ii)	the amount of Tax for which the Indemnified Tax Claim could reasonably have been expected to be resolved if it had been the only matter in dispute.

Non-Solicitation Covenants

On and after the date of the Arrangement Agreement, except as otherwise provided in the Arrangement Agreement, each of Eastmain and Auryn, as applicable, and their subsidiaries have agreed that they will not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise:

(a)

make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other Person (including any of its officers or employees) relating to any Eastmain Acquisition Proposal or Auryn Acquisition Proposal, as applicable, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing;

(b)

engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete any Eastmain Acquisition Proposal, or Auryn Acquisition Proposal, as applicable;

(c)

withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the other Party, the approval or recommendation of the Eastmain Board of Directors or the Auryn Board of Directors, as applicable, or any committee in the Arrangement Agreement or the Eastmain Arrangement or Auryn Reorganization Arrangement;

(d)	approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Eastmain Acquisition Proposal or Auryn Acquisition Proposal; or

(e)	accept or enter into, or publicly propose to accept or enter into, any Eastmain Acquisition Agreement or Auryn Acquisition Agreement,

provided, however, that nothing contained in the non-solicitation covenants of the Arrangement Agreement will prevent the Eastmain Board of Directors or the Auryn Board of Directors, as applicable, from, and the Eastmain Board of Directors or the Auryn Board of Directors, as applicable, will be permitted to, engage in discussions or negotiations with, or respond to enquiries from any Person that has made a bona fide unsolicited written Eastmain Acquisition Proposal or Auryn Acquisition Proposal, as applicable, that the Eastmain Board of Directors or the Auryn Board of Directors has determined constitutes or could reasonably be expected to result in an Eastmain Superior Proposal or an Auryn Superior Proposal.

The accompanying notes form an integral part of these carve-out financial statements.

Each of Eastmain and Auryn have agreed to cease and cause to be terminated any existing discussions or negotiations with any Person with respect to any potential Eastmain Acquisition Proposal or Auryn Acquisition Proposal, as applicable, and, in connection therewith, each of Eastmain and Auryn have agreed to discontinue access to any of its respective confidential information and to request the return or destruction of all confidential information provided, to the extent such information has not already been returned or destroyed, and to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that they or their subsidiaries have entered into prior to or after the date of the Arrangement Agreement.

From and after the date of the Arrangement Agreement, each of Eastmain and Auryn have agreed to provide notice to the other Party, of any unsolicited bona fide Eastmain Acquisition Proposal or Auryn Acquisition Proposal, as applicable, or any proposal, inquiry or offer that could lead to an Eastmain Acquisition Proposal or Auryn Acquisition Proposal, as applicable, or any amendments to the foregoing or any request for non-public information relating to either Eastmain or Auryn, as applicable, or their subsidiaries, in connection with such an Eastmain Acquisition Proposal or Auryn Acquisition Proposal. Such notice to the other Party will be made, as soon as practicable, and in any event within 24 hours in writing. Subject to the terms of any existing confidentiality agreements, each Party will keep the other Party promptly and fully informed of the status, including any change to the material terms, of any such Eastmain Acquisition Proposal or Auryn Acquisition Proposal, as applicable, offer, inquiry or request and will respond promptly to all inquiries by the other Party with respect thereto.

If the Eastmain Board of Directors or the Auryn Board of Directors, as applicable, receives an unsolicited bona fide written Eastmain Acquisition Proposal or Auryn Acquisition Proposal, respectively, Eastmain or Auryn may contact the Person making the Eastmain Acquisition Proposal or Auryn Acquisition Proposal and its representatives solely for the purpose of clarifying the terms and conditions of such Eastmain Acquisition Proposal or Auryn Acquisition Proposal and the likelihood of its consummation so as to determine whether such proposal is an Eastmain Superior Proposal or Auryn Superior Proposal, as applicable, or could reasonably be expected to lead to an Eastmain Superior Proposal or Auryn Superior Proposal as applicable; provided that Eastmain or Auryn will promptly provide the other Party with copies of all correspondence and information provided to or received from such Person.

If: (i) the Eastmain Board of Directors or the Auryn Board of Directors, as applicable, determines that such Eastmain Acquisition Proposal or Auryn Acquisition Proposal, as applicable, constitutes or could reasonably be expected to result in an Eastmain Superior Proposal or Auryn Superior Proposal; and (ii) in the opinion of the Eastmain Board of Directors or the Auryn Board of Directors, as applicable, acting in good faith and on advice from their outside legal advisors, the failure to provide such party with access to information regarding Eastmain or Auryn and their subsidiaries would be inconsistent with the fiduciary duties of the Eastmain Board of Directors or the Auryn Board of Directors, as applicable, then, and only in such case, Eastmain or Auryn may provide such Person with access to information regarding Eastmain or Auryn and their subsidiaries, subject to the execution of a confidentiality and standstill agreement which is customary in such situations; provided that Eastmain or Auryn sends a copy of any such confidentiality and standstill agreement to the other Party promptly upon its execution.

Each of Eastmain and Auryn have agreed that it will not accept, approve or enter into any agreement (an “Eastmain Proposed Agreement” in the case of Eastmain and an “Auryn Proposed Agreement” in the case of Auryn), with any Person providing for or to facilitate any Eastmain Acquisition Proposal or Auryn Acquisition Proposal, as applicable, unless:

(a)

the Eastmain Board of Directors or the Auryn Board of Directors, as applicable, determines that the Eastmain Acquisition Proposal or the Auryn Acquisition Proposal constitutes an Eastmain Superior Proposal or an Auryn Superior Proposal, as applicable;

The accompanying notes form an integral part of these carve-out financial statements.

(b)	the Eastmain Meeting or the Auryn Meeting, as applicable, has not occurred;

(c)	Eastmain or Auryn has complied with its non-solicitation covenants;

(d)

Eastmain or Auryn has provided the other Party with a notice in writing that there is an Eastmain Superior Proposal or an Auryn Superior Proposal, as applicable, together with all documentation related to and detailing the Eastmain Superior Proposal or the Auryn Superior Proposal;

(e)

five (5) Business Days will have elapsed from the date the other Party received the notice and documentation referred to above and, if such Party has proposed to amend the terms of the Eastmain Arrangement or the Auryn Reorganization Arrangement, as applicable, the Eastmain Board of Directors or the Auryn Board of Directors, respectively, will have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Eastmain Acquisition Proposal or the Auryn Acquisition Proposal is an Eastmain Superior Proposal or an Auryn Acquisition Proposal, as applicable, compared to the proposed amendment to the terms of the applicable Arrangement by either Eastmain or Auryn;

(f)	Eastmain or Auryn, as applicable, concurrently terminates the Arrangement Agreement; and

(g)	Eastmain or Auryn, as applicable, previously, or concurrently will have paid to the other Party the Eastmain Termination Fee or the Auryn Termination Fee, as applicable,

and each of Eastmain or Auryn, as applicable, have also agreed that it will not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to the other Party, the approval or recommendation of the applicable Arrangement, nor accept, approve or recommend any Eastmain Acquisition Proposal or Auryn Acquisition Proposal, as applicable, unless the requirements of each Party’s non-solicitation covenants have been satisfied.

If Eastmain or Auryn provides the other Party with the notice of an Eastmain Acquisition Proposal or Auryn Acquisition Proposal, as applicable, on a date that is less than seven (7) calendar days prior to the Eastmain Meeting or the Auryn Meeting, respectively, if requested by the other Party, Eastmain or Auryn will adjourn the Eastmain Meeting or the Auryn Meeting to a date that is not less than seven (7) calendar days and not more than ten (10) calendar days after the date of such notice, provided, however, that the Eastmain Meeting or the Auryn Meeting will not be adjourned or postponed to a date later than the seventh (7th) Business Day prior to the Outside Date.

Termination of the Arrangement Agreement

Right to Terminate

The Arrangement Agreement may be terminated at any time prior to the implementation of the Arrangements on the Effective Date (and notwithstanding Auryn Securityholder Approval, Eastmain Security Approval, issuance of the Final Orders by the BC Court or the Ontario Court, as applicable):

(a)	by mutual written agreement of Eastmain and Auryn;

(b)	by either Eastmain or Auryn, if:

(i)

the Effective Time of the Arrangements have not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement is not available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time of the Arrangements to occur by such Outside Date;

(ii)	after the date of the Arrangement Agreement, there will have been enacted any applicable Law that makes consummation of the Eastmain Arrangement or the Auryn Reorganization Arrangement illegal

The accompanying notes form an integral part of these carve-out financial statements.

or otherwise prohibited or enjoins Eastmain or Auryn from consummating the Eastmain Arrangement or the Auryn Reorganization Arrangement and such applicable Law or enjoinment will have become final or is not successfully appealed by the Outside Date;

(iii)

Eastmain Securityholder Approval will not have been obtained at the Eastmain Meeting in accordance with the Eastmain Interim Order despite the absence of an Eastmain Change of Recommendation or an Eastmain Acquisition Proposal; or

(iv)

Auryn Securityholder Approval will not have been obtained at the Auryn Meeting in accordance with the Auryn Interim Order despite the absence of an Auryn Change of Recommendation or Auryn Acquisition Proposal;

(c)	by Auryn or Eastmain, as applicable, if:

(i)

prior to the Effective Time: (1) the Eastmain Board of Directors or the Auryn Board of Directors, as applicable, fails to unanimously recommend or withdraws, amends, modifies or qualifies, in a manner adverse to the other Party, or fails to publicly reaffirm its unanimous recommendation of the Eastmain Arrangement or the Auryn Reorganization Arrangement, as applicable, within three (3) calendar days (and in any case prior to the Eastmain Meeting or the Auryn Meeting, respectively) after having been requested in writing by such other Party to do so, (an “Eastmain Change of Recommendation” in the case of Eastmain and an “Auryn Change of Recommendation” in the case of Auryn); (2) the Eastmain Board of Directors or a committee thereof or the Auryn Board of Directors, or a committee thereof, as applicable, will have approved or recommended any Eastmain Acquisition Proposal or Auryn Acquisition Proposal; or (3) Eastmain or Auryn will have breached its respective non-solicitation clause in any material respect;

(ii)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Eastmain or Auryn, as applicable, will have occurred that would cause the conditions set forth below under “Conditions” not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by the non-breaching Party;

(iii)

Auryn or Eastmain has been notified in writing by the other Party of an Eastmain Proposed Agreement or an Auryn Proposed Agreement, as applicable, in accordance with the Party’s respective non-solicitation provisions and either: (1) Auryn or Eastmain does not deliver an amended Auryn Reorganization Arrangement or Eastmain Arrangement proposal within five (5) Business Days of delivery of the Eastmain Proposed Agreement or the Auryn Proposed Agreement to Auryn or Eastmain, respectively; or (2) Auryn or Eastmain delivers an amended Auryn Reorganization Arrangement proposal or an amended Eastmain Arrangement proposal, respectively, pursuant to each Party’s non-solicitation covenants but the Eastmain Board of Directors or the Auryn Board of Directors, as applicable, determines, acting in good faith and in the proper discharge of its fiduciary duties, that the Eastmain Acquisition Proposal or the Auryn Acquisition Proposal, as applicable, provided in the Eastmain Proposed Agreement or the Auryn Proposed Agreement, continues to be an Eastmain Superior Proposal or an Auryn Superior Proposal in comparison to the amended Auryn Reorganization Arrangement or Eastmain Arrangement terms offered by Auryn or Eastmain; or

(iv)

Auryn or Eastmain wishes to enter into a binding written agreement with respect to an Auryn Superior Proposal or an Eastmain Superior Proposal, respectively, (other than a non-disclosure and standstill agreement), subject to compliance with each Party’s non-solicitation covenants in all material respects and provided that no termination will be effective unless and until Auryn or Eastmain will have paid to Eastmain or Auryn the Auryn Termination Fee or the Eastmain Termination Fee, as applicable.

The Party desiring to terminate the Arrangement Agreement will give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right. If the

The accompanying notes form an integral part of these carve-out financial statements.

Arrangement Agreement is terminated in accordance with its terms, there will be no liability on the part of any Party thereto, except that certain provisions of the Arrangement Agreement will survive such termination.

Termination Fees Payable by Eastmain

Eastmain will be required to pay the Eastmain Termination Fee to Auryn in the event that:

(a)

the Arrangement Agreement is terminated by Auryn due to an Eastmain Change of Recommendation (but not including termination by Auryn in circumstances where the Eastmain Change of Recommendation resulted from the occurrence of an Auryn Material Adverse Effect) or Auryn is notified by Eastmain that, pursuant to the applicable terms of the Arrangement Agreement, an Eastmain Proposed Agreement is an Eastmain Superior Proposal;

(b)	the Arrangement Agreement is terminated by Eastmain if it enters into a binding written agreement with respect to an Eastman Superior Proposal;

(c)

the Arrangement Agreement is terminated by either Party due to the Effective Time of the Arrangements not occurring prior to the Outside Date or a failure to obtain the Eastmain Securityholder Approval, but only if in these termination events:

(i)	prior to such termination, a bona fide Eastmain Acquisition Proposal will have been made or publicly announced by any Person other than Auryn; and

(ii)

within six (6) months following the date of such termination, (i) Eastmain or its subsidiary enters into a definitive agreement in respect of one or more Eastmain Acquisition Proposals or (ii) one or more Eastmain Acquisition Proposal will have been consummated provided that Eastmain will be entitled to deduct from the Eastmain Termination Free, an amount equal to the Eastmain Expense Fee if any such fees were paid to Auryn.

Eastmain will be required to pay the Eastmain Expense Fee to Auryn in the event that:

(a)

the Arrangement Agreement is terminated by either Party due to a failure to obtain the Eastmain Securityholder Approval in accordance with the Eastmain Interim Order despite the absence of an Eastmain Change of Recommendation or an Eastmain Acquisition Proposal; or

(b)	the Arrangement Agreement is terminated by Auryn if Eastmain is in breach of any representation, warranty or covenant and such conditions are uncapable of being satisfied by the Outside Date.

Termination Fees Payable by Auryn

Auryn will be required to pay the Auryn Termination Fee to Eastmain in the event that:

(a)

the Arrangement Agreement is terminated by Eastmain due to an Auryn Change of Recommendation (but not including termination by Eastmain in circumstances where the Auryn Change of Recommendation resulted from the occurrence of an Eastmain Material Adverse Effect) or Eastmain is notified by Auryn that, pursuant to the applicable terms of the Arrangement Agreement, an Auryn Proposed Agreement is an Auryn Superior Proposal;

(b)	the Arrangement Agreement is terminated by Auryn if it enters into a binding written agreement with respect to an Auryn Superior Proposal;

(c)

the Arrangement Agreement is terminated by either Party due to the Effective Time of the Arrangements not occurring prior to the Outside Date or a failure to obtain the Auryn Securityholder Approval, but only if in these termination events:

(i)	prior to such termination, a bona fide Auryn Acquisition Proposal will have been made or publicly announced by any Person other than Eastmain; and

The accompanying notes form an integral part of these carve-out financial statements.

(ii)

within six (6) months following the date of such termination, (i) Auryn or its subsidiary enters into a definitive agreement in respect of one or more Auryn Acquisition Proposals or (ii) one or more Auryn Acquisition Proposal will have been consummated provided that Auryn will be entitled to deduct from the Auryn Termination Free, an amount equal to the Auryn Expense Fee if any such fees were paid to Eastmain.

Auryn will be required to pay the Auryn Expense Fee to Eastmain in the event that:

(a)

the Arrangement Agreement is terminated by either Party due to a failure to obtain the Auryn Securityholder Approval in accordance with the Auryn Interim Order despite the absence of an Auryn Change of Recommendation or an Auryn Acquisition Proposal; or

(b)	the Arrangement Agreement is terminated by Eastmain if Auryn is in breach of any representation, warranty or covenant and such conditions are uncapable of being satisfied by the Outside Date.

Amendments, Extensions and Waivers

Amendments

Subject to the provisions of the Eastmain Interim Order, the Auryn Interim Order, the Eastmain Arrangement, the Auryn Reorganization Arrangement and applicable Laws, the Arrangement Agreement and the Eastmain Arrangement and Auryn Reorganization Arrangement may, at any time before or after the Eastmain Meeting but not later than the Effective Time of the Auryn Reorganization Arrangement, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Eastmain Shareholders or Auryn Shareholders.

Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided under the Arrangement Agreement, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained in the Arrangement Agreement or in any document delivered by the other Party; provided, that any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

Conditions

Mutual Conditions

The respective obligations of Eastmain and Auryn to complete the Arrangements are subject to the satisfaction or mutual waiver by Eastmain or Auryn, on or before the Effective Time, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived by mutual consent of Eastmain or Auryn at any time:

(a)

each of the Auryn Interim Order and Eastmain Interim Order will have been obtained in form and substance satisfactory to each of Auryn and Eastmain, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either Auryn or Eastmain, each acting reasonably, on appeal or otherwise;

(b)

the Auryn Reorganization Arrangement and Securities Issuance Resolutions will have been approved by the Auryn Securityholders at Auryn Meeting in accordance with the Auryn Interim Order and applicable Laws;

The accompanying notes form an integral part of these carve-out financial statements.

(c)	the Eastmain Arrangement Resolution will have been approved by the Eastmain Securityholders at the Eastmain Meeting in accordance with the Eastmain Interim Order and applicable Laws;

(d)

the necessary conditional approvals of the TSX and the NYSE American will have been obtained for completion of the transactions contemplated by the Arrangements and the listing of New Auryn Shares on both stock exchanges;

(e)

no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will otherwise have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes either of the Arrangements illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of either of the Arrangements;

(f)

the cash proceeds of the New Auryn Financing will have been deposited and held in escrow prior to the Effective Time of the Eastmain Arrangement, to be advanced to New Auryn on completion of the Eastmain Arrangement;

(g)

Auryn will have received a legal opinion, premised on assumptions acceptable to Auryn, to the effect that (i) the New Auryn Shares, New Auryn Warrants and New Auryn Options (excluding the New Auryn Shares to be issued upon exercise of the New Auryn Options and the New Auryn Warrants) to be issued to Auryn Securityholders, as applicable, and the SpinCo Shares to be distributed to the Auryn Shareholders under the Auryn Reorganization Arrangement, will be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and (ii) that the New Auryn Shares and New Auryn Replacement Options (excluding the New Auryn Shares to be issued upon exercise of the New Auryn Replacement Options and the Eastmain Warrants) to be issued under the Eastmain Arrangement will be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and will not be subject to resale restrictions in the United States under the U.S. Securities Act (other than as may be prescribed by Rule 144 and Rule 145, as applicable, under the U.S. Securities Act);

(h)

each of the Auryn Final Order and Eastmain Final Order will have been obtained in form and substance satisfactory to each of Auryn and Eastmain, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either Auryn or Eastmain, each acting reasonably, on appeal or otherwise; and

(i)	the Arrangement Agreement will not have been terminated in accordance with its terms.

Conditions Precedent to the Obligations of Auryn

The obligation of Auryn to complete the Arrangement will be subject to the satisfaction or waiver by Auryn, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of Auryn and which may be waived by Auryn at any time, in whole or in part, in its sole discretion and without prejudice to any other right that Auryn may have:

(a)	Eastmain will have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(b)

there will not have occurred an Eastmain Material Adverse Effect that has not been publicly disclosed by Eastmain prior to the date of the Arrangement Agreement or disclosed to Auryn in writing prior to the date of the Arrangement Agreement, and since then there will not have occurred an Eastmain Material Adverse Effect, and Auryn will have received a certificate signed on behalf of Eastmain by the Chief Executive Officer and the Chief Financial Officer of Eastmain (on Eastmain’s behalf and without personal liability) to such effect;

(c)

the representations and warranties of Eastmain will be true and correct as of the Effective Date in all material respects as if made on and as of such date (except for such representations and warranties which

The accompanying notes form an integral part of these carve-out financial statements.

refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct in all material respects as of that date) and except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by the Arrangement Agreement or (ii) for breaches of representations and warranties which individually or in the aggregate would not prevent or significantly impede or materially delay the completion of the Arrangements;

(d)

Eastmain Shareholders will not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Eastmain Arrangement (other than Eastmain Shareholders representing not more than 5% of the Eastmain Shares then outstanding);

(e)

Auryn Shareholders will not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Auryn Reorganization Arrangement (other than Auryn Shareholders representing not more than 5% of the Auryn Shares then outstanding);

(f)	there will not be pending or threatened in writing any proceeding by any Governmental Authority or any other person that is reasonably likely to result in any:

(i)

prohibition or restriction on the acquisition by Auryn of any Eastmain Shares or the completion of the Auryn Reorganization Arrangement and Eastmain Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangements;

(ii)	prohibition or material limit on the ownership by Auryn of Eastmain or any material portion of their respective businesses; or

(iii)	imposition of limitations on the ability of Auryn to acquire or hold, or exercise full rights of ownership of, any Eastmain Shares, including the right to vote such Eastmain Shares; and

(g)

Auryn will have received a certificate of Eastmain signed by a senior officer of Eastmain and dated the Effective Date certifying that the conditions set out above have been satisfied, which certificate will cease to have any force and effect after the Effective Time; and

(h)

each of the Eastmain Supporting Shareholders will have entered into a voting and support agreement (in form agreed to by the Parties) with Auryn on the date of the Arrangement Agreement, none of such Eastmain Support Agreements will have been terminated and none of the Eastmain Supporting Shareholders will have breached, in any material respect, any of the representations, warranties and covenants thereof.

Additional Conditions Precedent to the Obligations of Eastmain

The obligation of Eastmain to complete the Eastmain Arrangement will be subject to the satisfaction, or waiver by Eastmain, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of Eastmain and which may be waived by Eastmain at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Eastmain may have:

(a)	Auryn will have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(b)

there will not have occurred an Auryn Material Adverse Effect that has not been publicly disclosed by Auryn prior to the date hereof or disclosed to Eastmain in writing prior to the date hereof, and since the date of the Arrangement Agreement, there will not have occurred an Auryn Material Adverse Effect, and Eastmain will have received a certificate signed on behalf of Auryn by the Chief Executive Officer and the Chief Financial Officer of Auryn (on Auryn behalf and without personal liability) to such effect;

(c)

the representations and warranties of Auryn will be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been

The accompanying notes form an integral part of these carve-out financial statements.

true and correct in all material respects as of that date) and except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by the Arrangement Agreement or (ii) for breaches of representations and warranties which individually or in the aggregate would not prevent or significantly impede or materially delay the completion of the Arrangements;

(d)

Eastmain will have received a certificate of Auryn signed by a senior officer of Auryn and dated the Effective Date certifying that the conditions set out above have been satisfied, which certificate will cease to have any force and effect after the Effective Time of the Eastmain Arrangement;

(e)	Auryn will have complied with its obligations hereunder and the Depositary will have confirmed receipt of the New Auryn Shares for exchange against delivery of Eastmain Shares;

(f)

Auryn Shareholders will not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Auryn Reorganization Arrangement (other than Shareholders representing not more than 5% of the Auryn Shares then outstanding);

(g)	there will not be pending or threatened in writing any Proceeding by any Governmental Authority or any other person that is reasonably likely to result in any:

(i)	prohibition or material limit on the ownership by Auryn of Eastmain or any material portion of their respective businesses; or

(ii)	imposition of limitations on the ability of Auryn to acquire or hold, or exercise full rights of ownership of, any Eastmain Shares, including the right to vote such Eastmain Shares; and

(h)

each of the Auryn Locked-Up Shareholders will have entered into a voting and support agreement (in form agreed to by the Parties) with Eastmain on the date of the Arrangement Agreement, none of such Auryn Voting Agreements will have been terminated and none of the Auryn Locked-Up Shareholders will have breached, in any material respect, any of the representations, warranties and covenants thereof.

The accompanying notes form an integral part of these carve-out financial statements.

Appendix “L” FAIRNESS OPINION OF STIFEL GMP

Stifel Nicolaus Canada Inc. 145 King Street West, Suite 300 Toronto, ON M5H 1J8 Tel: (416) 367-8600 Fax: (416) 943-6160

July 29, 2020

The Board of Directors

The M&A Committee of the Board of Directors

Auryn Resources Inc.

1199 West Hastings Street, Suite 600

Vancouver, BC V6E 3T5

Dear Sirs:

Stifel Nicolaus Canada Inc. (“Stifel GMP”) understands that Auryn Resources Inc. (“Auryn” or the “Company”) has enter into an arrangement agreement (the “Arrangement Agreement”) with Eastmain Resources Inc. (“Eastmain”) pursuant to which, among other things, Auryn will acquire (the “Eastmain Acquisition”) all of the issued and outstanding common shares of Eastmain (the “Eastmain Shares”) in exchange for common shares of Auryn (the “Auryn Shares”) by way of a court approved plan of arrangement under the Canada Business Corporations Act (the “Arrangement”) immediately following the spin out of Auryn’s Peruvian assets to shareholders of Auryn (the “Transaction”).

The Transaction

We understand that, as part of the Arrangement, Auryn intends to spin out certain of its assets into two separate entities (individually, a “SpinCo” and, together, the “SpinCos”) as follows: (a) Auryn’s interest in the Sombrero project will be spun out to the first SpinCo, and (b) Auryn’s interest in the Curibaya and Huilacollo projects will be spun out into the second SpinCo ((a) and (b) together, the “Spin Out”). Pursuant to the Arrangement, each SpinCo will receive a portion of Auryn’s cash-on-hand of approximately C$7.5 million for the purposes of funding their respective future operations and, in exchange, Auryn shareholders will receive one common share of each SpinCo for each Auryn Share held. Auryn will retain certain Canadian assets and will be renamed “Fury Gold Mines Limited” (“Fury Gold”). The common shares of Fury Gold (the “Fury Gold Common Shares”) will be consolidated on the basis of 0.7 Fury Gold Common Shares for each Fury Gold Common Share issued and outstanding. We understand that the Fury Gold Common Shares will remain listed on the TSX and the NYSE American exchanges, respectively.

Immediately following the Spin-Out, Auryn will acquire all of the issued and outstanding Eastmain Shares in exchange for Auryn Shares. Pursuant to the Arrangement, the holders of Eastmain Shares will receive 0.117 of one Fury Gold Common Share (or approximately 0.165 of an Auryn Share on a pre-consolidation basis) (the “Consideration”). All other outstanding securities of Eastmain will be arranged in accordance with the terms of the Arrangement. Upon completion of the Arrangement, the current shareholders of Auryn will hold approximately 69% of the issued and outstanding Fury Gold Common Shares and the current shareholders of Eastmain will hold approximately 31% of the issued and outstanding Fury Gold Common Shares.

The Arrangement is subject to certain conditions, including without limitation (a) the completion of a private placement financing of subscription receipts of Fury Gold for a minimum of C$15 million, (b) with respect to the Spin Out, approval of at least 50%+1 of the votes cast by the shareholders, option holders and warrant holders, voting as a single class, of Auryn present in person or by proxy at a special meeting of holders of Auryn Shares, (c) with respect to the Eastmain Transaction, approval of at least 66 2/3% of the votes cast by the shareholders, option holders and warrant holders, voting as a single class, of Auryn present in person or by proxy at a special meeting of holders of Auryn Shares, (d) approval of at least 66 2/3% of the votes cast by the shareholders, option holders and warrant holders, voting as a single class, of Eastmain present in person or by proxy at a special meeting of holders of Eastmain Shares, (e) approval of the court, and (f) receipt of required regulatory approvals.

Stifel GMP’s Engagement

The M&A Committee of the Board of Directors of Auryn (the “Board”) formally retained Stifel GMP to act as its financial advisor in respect of the Arrangement pursuant to an engagement letter (the “Engagement Letter”) dated as of July 13, 2020 to, among other things, deliver at the request of the Board of Directors of Auryn an opinion (the “Opinion”) as to whether the Arrangement is fair, from a financial point of view, to the shareholders of the Company.

The Engagement Letter provides that Stifel GMP will be paid by Auryn for the services provided a fee which is not contingent on the successful outcome of the Arrangement, as well as reimbursement of all reasonable legal and out-of-pocket expenses. In addition, Stifel GMP and its affiliates and their respective directors, officers, employees, agents and controlling persons are to be indemnified by Auryn under certain circumstances from and against certain liabilities arising out of the performance of professional services rendered to Auryn. In the future, Stifel GMP may in the ordinary course of business, seek to perform financial advisory services or corporate finance services for Auryn, Eastmain and their associates from time to time. Stifel GMP has not been engaged to prepare, and has not prepared, a formal valuation or appraisal of Auryn or Eastmain, or any of their respective assets, securities or liabilities (whether on a standalone basis or as a combined entity), and the Opinion should not be construed as such. Stifel GMP was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement and, accordingly, expresses no views thereon. Stifel GMP has assumed, with Auryn’s agreement, that the Arrangement is not subject to the requirements of Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and Stifel GMP’s engagement does not include and should not be considered to involve, a formal valuation under MI 61-101.

Credentials of Stifel GMP

Stifel GMP is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors. As part of our investment banking activities, we are regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions. Stifel GMP is not in the business of providing auditing services and is not controlled by a financial institution. Stifel GMP and Stifel FirstEnergy are brand names of Stifel Nicolaus Canada Inc.

The Opinion expressed herein represents the opinion of Stifel GMP and the form and content hereof have been approved for release by a group of professionals of Stifel GMP, each of whom is experienced in merger, acquisition, divestiture, restructurings, valuation and fairness opinion matters.

Independence of Stifel GMP

None of Stifel GMP, its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Auryn or Eastmain or any of their respective associates or affiliates. During the 24 months preceding the date of this Opinion, none of Stifel GMP or any of its affiliates: (a) has been engaged by either Auryn or Eastmain to provide any financial advisory services or to act as lead or co-lead manager on any ,offering of securities, other than acting as a co-manager for Eastmain in respect of a private placement equity financing which closed in April 2019, (b) has or has had a material financial interest in any transaction involving such parties, or (c) has had a material involvement in an evaluation, appraisal or review of the financial condition of such parties. None of Stifel GMP or any of its affiliates has a material financial interest in future business under an agreement, commitment or understanding involving such parties.

In the ordinary course of its business, Stifel GMP, together with its affiliates, acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of Auryn and Eastmain and, from time to time, may have executed or may execute transactions on behalf of Auryn and Eastmain or other clients for which it received or may receive compensation. In addition, as an investment dealer, Stifel GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including research with respect to Auryn or Eastmain and/or their respective affiliates or associates.

Scope of Review

Stifel GMP has acted as financial advisor to the Board in respect of the Arrangement and certain related matters. In this context, and for the purpose of preparing the Opinion, we have analyzed financial, operational and other information relating to Auryn and Eastmain, including information derived from meetings and discussions with the management and Board. Except as expressly described herein, Stifel GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In connection with rendering the Opinion, and among other things, we have:

(a)	reviewed the final Arrangement Agreement dated July 29th, 2020 and the form of support agreements referred to in the Arrangement Agreement;

(b)

reviewed and analyzed certain publicly available information relating to the business, operations, financing conditions and trading history of Auryn and Eastmain, respectively, including but not limited to each of their financial statements, technical reports, continuous disclosure documents and other information that Stifel GMP considered relevant;

(c)	reviewed a summary of the preliminary valuation of Auryn’s Peruvian subsidiaries, as prepared by Evans & Evans, Inc.;

(d)	reviewed public information relating to other selected public mining companies that Stifel GMP considered relevant;

(f)

performed a comparison of the multiples implied under the terms of the Arrangement with those implied from recent precedent acquisitions involving companies that Stifel GMP deemed relevant and reviewed the consideration paid for such companies;

(g)	performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of the trading levels of similar companies we deemed relevant under the circumstances;

(h)	performed a comparison of the Consideration to be paid to the shareholders of Eastmain to the recent trading levels of Auryn and Eastmain, respectively;

(i)	reviewed certain internal financial models, analyses, forecasts and projections prepared by the management of Auryn relating to its business and to Eastmain;

(j)	reviewed certain technical information and analyses prepared by the management of Auryn relating to the respective assets of Auryn and Eastmain;

(k)

had discussions with members of the Board and management of Auryn with regard to, among other things, the business, past and current operations, current financial condition and future potential of Auryn and reviewed certain analyses prepared by the management of Auryn relating to the respective assets of Auryn;

(l)

had discussions with the management of Auryn with regard to, among other things, the business, past and current operations, current financial condition and future potential of Eastmain and reviewed certain analyses prepared by the management of Auryn relating to the respective assets of Eastmain;

(m)

reviewed officers’ certificates addressed to Stifel GMP and executed and delivered by each of the President and Chief Executive Officer and the Chief Financial Officer of Auryn dated the date hereof setting out representations as to certain factual matters and the completeness and accuracy of the Information (as defined herein) upon which the Opinion is based;

(p)

reviewed historical metal commodity prices and considered the impact of various commodity pricing assumptions on the respective business, prospects and financial forecasts of each of Auryn and Eastmain;

(q)

performed a comparison of the relative contribution of assets, cash flow, earnings, net asset value, production and reserves/resources by each of Auryn and Eastmain to the relative pro forma ownership of Auryn and Eastmain if the Arrangement is completed; and

(r)	considered such other corporate, industry and financial market information, investigations and analyses as Stifel GMP considered necessary or appropriate in the circumstances.

In its assessment, Stifel GMP looked at several methodologies, analyses and techniques and used a combination of those approaches in order to produce its Opinion. Stifel GMP based the Opinion upon a number of quantitative and qualitative factors as deemed appropriate based on Stifel GMP’s professional experience.

Stifel GMP has not, to the best of its knowledge, been denied access by Auryn to any information requested by Stifel GMP. Stifel GMP did not meet with the auditors of Auryn or Eastmain and as stipulated below, has assumed, without independent investigation, the accuracy and fair presentation of the audited comparative consolidated financial statements of Auryn and Eastmain and the reports of the auditors thereon.

Assumptions and Limitations

With Auryn’s approval and as provided for in the Engagement Letter, Stifel GMP has relied upon and has assumed, without independent investigation, the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by Stifel GMP from public sources, including information relating to Auryn and Eastmain, or provided to Stifel GMP by Auryn and its affiliates or advisors or otherwise pursuant to our engagement (collectively, the “Information”) and the Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgment and except as expressly described herein, Stifel GMP has not attempted to verify independently the accuracy or completeness of any such Information. Senior officers of Auryn have represented to Stifel GMP, in separate certificates delivered as at the date hereof, among other things, that the Information provided: (a) in respect of itself, is true and correct at the date the Information was provided to Stifel GMP and did not, and does not, contain a misrepresentation, and (b) in respect of Eastmain, to the best of Auryn’s knowledge, is true and correct as at the date the Information was provided to Stifel GMP and that, since the date the Information was provided to Stifel GMP, there has been no material change, or new material fact, financial or otherwise, in Auryn’s financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects and there has been no new material fact which is of a nature as to render the Information or any part of the Information untrue or misleading in any material respect or which could reasonably be expected to have a material effect on the Opinion.

Stifel GMP was not engaged to review any legal, regulatory, tax or accounting aspects of the Arrangement and, accordingly, expresses no view thereon. The Arrangement is subject to a number of conditions outside the control of Auryn and Eastmain, and Stifel GMP has assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, agreements, permissions, exemptions or orders of relevant regulatory and governmental authorities will be obtained, without adverse conditions or qualification, and that the Arrangement can be completed as currently planned without additional material costs or liabilities to Auryn or Eastmain. Stifel GMP has also assumed that the Arrangement will be completed in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is any way material to our analyses, that the Arrangement will be completed in compliance with applicable laws and that the disclosure relating to Auryn, Eastmain and the Arrangement in any disclosure documents will be accurate and will comply with the requirements of applicable laws.

The Opinion is rendered as of July 29, 2020 on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of

Auryn and Eastmain as they were reflected in the Information and as they were represented to Stifel GMP in discussions with the management of Auryn. In rendering the Opinion, Stifel GMP has assumed that there are no undisclosed material facts relating to Auryn or Eastmain, or their respective businesses, operations, capital or future prospects. Any changes therein may affect the Opinion and, although Stifel GMP reserves the right to change or withdraw the Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update the Opinion after today. Any reference to the Opinion or the engagement of Stifel GMP by Auryn is expressly prohibited without the express written consent of Stifel GMP.

Stifel GMP believes that the analyses and factors considered in arriving at the Opinion must be considered as a whole and is not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at the Opinion, Stifel GMP has not attributed any particular weight to any specific analyses or factor but rather based the Opinion on a number of qualitative and quantitative factors deemed appropriate by Stifel GMP based on Stifel GMP’s experience in rendering such opinions.

In our analyses and in connection with the preparation of the Opinion, Stifel GMP made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While, in the professional opinion of Stifel GMP, the assumptions used in preparing the Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing and such other matters as we have considered relevant, Stifel GMP is of the opinion that the Transaction is fair, from a financial point of view, to the shareholders of Auryn.

The Opinion has been provided solely for the use of the Board for the purposes of considering the Transaction and may not be used or relied upon by any other person or for any other purpose without the prior written consent of Stifel GMP.

The Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without Stifel GMP’s prior written consent.

Yours very truly,

Appendix “M” ONLINE VOTING GUIDE

VIRTUAL AGM USER GUIDE

Getting Started

This year’s annual meeting will be held virtually. You can participate online using your smartphone, tablet or computer.

By participating online, you will be able to listen to a live audio cast of the meeting, ask questions online and submit your votes in real time.

As usual, you may also provide voting instructions before the meeting by completing the Form of Proxy or voting information form that has been provided to you.

Important Notice for Non-Registered Holders:

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to participate at the meeting.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy. Additionally, non-registered holders will need to register their 3rd party appointments at www.computershare.com/Auryn prior to 10:00 a.m. (Vancouver time) on October 1, 2020.

In order to participate online:

Before the meeting:

1.

Check that your browser for whichever device you are using is compatible. Visit https://web.lumiagm.com/481668070 on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Edge or Firefox.

2.	All securityholders MUST register any appointments prior to 10:00 a.m. (Vancouver time) on October 1, 2020 using the link: http://www.computershare.com/Auryn.

Failure to do so will result in the appointee not receiving login credentials.

Gather the information you need to access the online meeting:

Meeting ID: 481668070
Password: auryn2020

To log in, you must have the following information:

Registered Holders

The 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your user name.

Appointed Proxy

The user name provided by Computershare via email, provided your appointment has been registered.

YOUR VOTE IS

IMPORTANT

The Board of Directors of Auryn Recommend a Vote FOR

All Proposed Resolutions

QUESTIONS AND VOTING ASSISTANCE

If you have any questions about the information contained in this circular or require voting assistance, please contact Auryn Resources Inc.’s proxy solicitation agent

North American Toll Free

1-877-452-7184

Outside North America

416-304-0211

Email

assistance@laurelhill.com